As filed with the Securities and Exchange Commission on November 20, 2020

Registration No. 333- 249558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Social Capital Hedosophia Holdings Corp. III*

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands*	6324	98-1515192
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

317 University Ave, Suite 200

Palo Alto, California 94301

(650) 521-9007

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Chamath Palihapitiya

Chief Executive Officer

Social Capital Hedosophia Holdings Corp. III

317 University Ave, Suite 200

Palo Alto, California 94301

(650) 521-9007

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard L. Ellin, Esq. Christopher M. Barlow, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Gia Lee, Esq. General Counsel and Secretary Clover Health Investments, Corp. 725 Cool Springs Blvd, Suite 320 Franklin, Tennessee 37067 (201) 432-2133	Stephen Thau, Esq. Matthew Gemello, Esq. William L. Hughes, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 (415) 773-5700

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per security	Proposed maximum aggregate offering price	Amount of registration fee
Common stock(2)(3)	82,800,000	$10.79(4)	$893,412,000.00(4)	$97,471.25
Redeemable warrants(2)(5)	27,599,952	$2.36(6)	$65,135,886.72(6)	$7,106.33
Common stock(2)(7)	358,248,460	$10.79(4)	$3,865,500,883.40(4)	$421,726.15
Total			$4,824,048,770.12	$526,303.72

(1)

Immediately prior to the consummation of the Mergers described in the proxy statement/prospectus forming part of this registration statement (the “proxy statement/prospectus”), Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company (“SCH”), intends to effect a deregistration under the Cayman Islands Companies Law (2020 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by SCH (after the Domestication), the continuing entity following the Domestication, which will be renamed “Clover Health Investments, Corp.” upon the consummation of the Mergers, as further described in the proxy statement/prospectus. As used herein, “Clover Health” refers to SCH after the Domestication and/or the consummation of the Mergers, including after such change of name, as applicable.

(2)

Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)

The number of shares of common stock of Clover Health being registered represents the number of Class A ordinary shares of SCH that were registered pursuant to the registration statements on Form S-1 (333-236776 and 333-237777) (together, the “IPO Registration Statement”) and offered by SCH in its initial public offering (the “SCH public shares”). The SCH public shares automatically will be converted by operation of law into shares of Clover Health Class A common stock (which will each carry one vote per share) in the Domestication (“Clover Health public shares”).

(4)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of SCH (the company to which Clover Health will succeed following the Domestication) on the NYSE on October 16, 2020 ($10.79 per Class A ordinary share) (such date being within five business days of the date that this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(5)

The number of redeemable warrants to acquire shares of common stock of Clover Health being registered represents the number of redeemable warrants to acquire Class A ordinary shares of SCH that were registered pursuant to the initial public offering registration statements referenced in note (3) above and offered by SCH in its initial public offering (the “SCH public warrants”). The SCH public warrants automatically will be converted by operation of law into redeemable warrants to acquire shares of Clover Health Class A common stock in the Domestication (“Clover Health public warrants”).

(6)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the warrants of SCH (the company to which Clover Health will succeed following the Domestication) on the NYSE on October 16, 2020 ($2.36 per warrant) (such date being within five business days of the date that this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(7)

The number of shares of common stock of Clover Health being registered represents the sum of (a)             shares of Clover Health Class B common stock (which will each carry 10 votes per share) to be issued in connection with the Mergers described herein, (b) the product of (i)             shares of Clover common stock reserved for issuance upon the exercise of options to purchase Clover common stock outstanding as of                     , 2020 and that may be issued after such date pursuant to the terms of the Merger Agreement described herein, which will convert into options to purchase shares of Clover Health Class B common stock in accordance with the terms of the Merger Agreement described herein and (ii) an exchange ratio of             shares of Clover Health Class B common stock for each share of Clover common stock, (c) the product of (i)             shares of Clover Health common stock reserved for issuance upon the settlement of Clover Health restricted stock units outstanding as of                     , 2020 and that may be issued after such date pursuant to the terms of the Merger Agreement described herein, which will convert into restricted stock units, each of which will represent the right to receive one share of Clover Health Class B common stock upon the satisfaction of vesting conditions in accordance with the terms of the Merger Agreement described herein and (ii) an exchange ratio of             shares of Clover Health Class B common stock for each share of Clover Health common stock and (d) the product of (i)             restricted shares of Clover common stock, which will convert into restricted shares of Clover Health Class B common stock in accordance with the terms of the Merger Agreement described herein and (ii) an exchange ratio of              shares of Clover Health Class B common stock for each share of Clover common stock.

*

Prior to the consummation of the Mergers described herein, the Registrant intends to effect a deregistration under Article 206 of the Cayman Islands Companies Law (2020 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Social Capital Hedosophia Holdings Corp. III (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the Domestication, which will be renamed “Clover Health Investments, Corp.” upon the consummation of the Mergers.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2020

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR 82,800,000 SHARES OF CLASS A COMMON STOCK, 358,248,460 SHARES OF CLASS B COMMON STOCK, AND 27,599,944 REDEEMABLE WARRANTS OF SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE), THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION, WHICH WILL BE RENAMED “CLOVER HEALTH INVESTMENTS, CORP.” IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

The board of directors of Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company (“SCH” and, after the Domestication and/or the Business Combination, as described below, “Clover Health”), has unanimously approved (1) the domestication of SCH as a Delaware corporation (the “Domestication”); (2) each of the mergers of (x) Asclepius Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub”), with and into Clover Health Investments, Corp., a Delaware corporation (“Clover”) (the “First Merger”), with Clover surviving the First Merger as a wholly owned subsidiary of SCH, and (y) Clover with and into SCH, (the “Second Merger”, and together with the First Merger, the “Mergers”), with SCH surviving the Second Merger, in each case, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 5, 2020, by and among SCH, Merger Sub and Clover, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus; and (3) the other transactions contemplated by the Merger Agreement and documents related thereto. In connection with the Business Combination, SCH will change its name to “Clover Health Investments, Corp.”

As a result of and upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Clover Health (the “Clover Health Class A common stock”); (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock, (3) each then issued and outstanding redeemable warrant of SCH (the “SCH warrants”) will convert automatically into a redeemable warrant to acquire one share of Clover Health Class A common stock (the “Clover Health warrants”); and (4) each of the then issued and outstanding units of SCH that have not been previously separated into the underlying SCH Class A ordinary shares and underlying SCH warrants upon the request of the holder thereof (the “SCH units”) will be cancelled and will entitle the holder thereof to one share of Clover Health Class A common stock and one-third of one Clover Health warrant. Accordingly, this proxy statement/prospectus covers (1) 82,800,000 shares of Clover Health Class A common stock to be issued in the Domestication and (2) 27,599,944 Clover Health warrants to be issued in the Domestication.

As a result of and upon the Closing (as defined below), among other things, (i) all outstanding shares of Clover common stock (after giving effect to the Pre-Closing Restructuring Plan (as defined below), as more fully described elsewhere in this proxy statement/prospectus) as of immediately prior to the effective time of the First Merger, will be cancelled in exchange for the right to receive, at the election of the holders thereof (except with respect to the shares held by entities affiliated with Vivek Garipalli and the holders of convertible securities previously issued by Clover to certain holders, who will receive only shares of Clover Health B common stock), an amount in cash, shares of Clover Health Class B common stock, or a combination thereof, as adjusted in accordance with the Merger Agreement, which in the aggregate will equal an amount in cash of up to $500,000,000 (less any redemptions from SCH’s public shareholders) (the “Cash Consideration”) and a number of shares of Clover Health Class B common stock equal to (A) 350,000,000, minus (B) the aggregate amount of Clover Health Class B common stock to be paid in respect of the shares held by entities controlled by Vivek Garipalli and the holders of the convertible securities, minus (C) the aggregate amount of Clover Health Class B common stock that would be issuable upon the net exercise or conversion, as applicable, of the Clover Awards (as defined below and as described further in the immediately succeeding paragraph), minus (D) the quotient obtained by dividing (x) the Cash Consideration by (y) $10.00; (ii) shares of Clover held by entities controlled by Vivek Garipalli and the holders of the convertible securities immediately prior to the effective time of the First Merger will be cancelled in exchange for the right to receive shares of Clover Health Class B common stock based on the Exchange Ratio (as defined in the Merger Agreement); and (iii) all shares of Clover common stock reserved in respect of the Clover Awards outstanding as of immediately prior to the effective time of the First Merger, will be converted, based on the Exchange Ratio, into awards based on shares of Clover Health Class B common stock, which will, in the case of all shares described in clauses (i), (ii) and (iii) hereof, in the aggregate equal an aggregate merger consideration of $3,500,000,000 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of the Clover Awards is calculated assuming that all Clover Health Options are net-settled (although Clover Health Options may by their terms be cash-settled, resulting in additional dilution). Accordingly, this proxy statement/prospectus also relates to the issuance by Clover Health of up to 358,248,460 shares of Clover Health Class B common stock issued in connection with the Mergers described herein. The Clover Health Class B common stock will have the same economic terms as the Clover Health Class A Common Stock, but the Clover Health Class B common stock will carry 10 votes per share while the Clover Health Class A common stock will carry one vote per share.

With respect to the Clover Awards, all (i) options to purchase shares of Clover common stock (“Clover Options”), (ii) restricted stock units based on shares of Clover common stock (“Clover RSUs”) and (iii) restricted shares of Clover common stock (“Clover Restricted Stock Awards”) outstanding as of immediately prior to the Mergers (together, the “Clover Awards”) will be converted into (a) options to purchase shares of Clover Health Class B common stock (“Clover Health Options”), (b) restricted stock units based on shares of Clover Health Class B common stock (“Clover Health RSUs”) and (c) restricted shares of Clover Health Class B common stock (“Clover Health Restricted Stock Awards”), respectively. Accordingly, this proxy statement/prospectus also relates to the issuance by Clover Health of     RSUs in the Mergers and             shares of Clover Health Class B common stock upon the exercise of the Clover Health Options following the Merger. See the section entitled “BCA Proposal—Consideration—Treatment of Clover Options, Restricted Stock Awards and Restricted Stock Unit Awards.”

The SCH units, SCH Class A ordinary shares and SCH warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbols “IPOC,” “IPOC.U” and “IPOC.WS,” respectively. SCH will apply for listing, to be effective at the time of the Business Combination, of the Clover Health Class A common stock and Clover Health warrants on The Nasdaq Global Select Market (“Nasdaq”) under the proposed symbols CLOV and CLOVW, respectively. It is a condition of the consummation of the Business Combination described above that SCH receives confirmation from Nasdaq that the securities have been conditionally approved for listing on Nasdaq, but there can be no assurance such listing conditions will be met or that SCH will obtain such confirmation from Nasdaq. If such listing conditions are not met or if such confirmation is not obtained, the business combination described above will not be consummated unless the Nasdaq condition set forth in the Merger Agreement is waived by the applicable parties.

This proxy statement/prospectus provides shareholders of SCH with detailed information about the proposed business combination and other matters to be considered at the extraordinary general meeting of SCH. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 39 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                    , 2020, and is first being mailed to SCH’s shareholders on or about                    , 2020.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

A Cayman Islands Exempted Company

(Company Number 356415)

317 University Ave, Suite 200

Palo Alto, California 94301

Dear Social Capital Hedosophia Holdings Corp. III Shareholders:

You are cordially invited to attend the extraordinary general meeting (the “extraordinary general meeting”) of Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company (“SCH”), at                 , Eastern Time, on                , 2020, at 525 University Ave, Palo Alto, California 94301, or virtually via live webcast at https://www.cstproxy.com/socialcapitalhedosophiaholdingsiii/sm2020, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

At the extraordinary general meeting, SCH shareholders will be asked to consider and vote upon a proposal, which is referred to herein as the “BCA Proposal,” to approve and adopt the Agreement and Plan of Merger, dated as of October 5, 2020, (as the same may be amended, the “Merger Agreement”), by and among SCH, Asclepius Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH (“Merger Sub”), and Clover Health Investments, Corp., a Delaware corporation (“Clover”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of SCH to Delaware, the mergers of (x) Merger Sub with and into Clover, with Clover surviving the merger as a wholly owned subsidiary of SCH (the “First Merger”), and (y) Clover with and into SCH, with SCH surviving the merger (the “Second Merger”, and together with the First Merger, the “Mergers”), in each case in accordance with the terms and subject to the conditions of the Merger Agreement, as more fully described elsewhere in the accompanying proxy statement/prospectus.

As a condition to the consummation of the Mergers, the board of directors of SCH has unanimously approved a change of SCH’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Mergers, the “Business Combination”). As described in this proxy statement/prospectus, you will be asked to consider and vote upon a proposal to approve the Domestication (the “Domestication Proposal”). In connection with the consummation of the Business Combination, SCH will change its name to “Clover Health Investments, Corp.” As used in the accompanying proxy statement/prospectus, “Clover Health” refers to SCH after the Domestication and/or the Business Combination, including after such change of name, as applicable.

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class A ordinary shares”), will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Clover Health (the “Clover Health Class A common stock”), (2) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of SCH (the “SCH Class B ordinary shares”), will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock, (3) each then issued and outstanding redeemable warrant of SCH (the “SCH warrants”) will convert automatically into a redeemable warrant to acquire one share of Clover Health Class A common stock (the “Clover Health warrants”), pursuant to the Warrant Agreement, dated April 21, 2020, between SCH and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent, and (4) each of the then issued and outstanding units of SCH that have not been previously separated into the underlying SCH Class A ordinary shares and underlying SCH warrants upon the request of the holder thereof (the “SCH units”) will be cancelled and will entitle the holder thereof to one share of Clover Health Class A common stock and one-third of one Clover Health warrant. As used herein, “public shares” shall mean the SCH Class A ordinary shares (including those that underlie the SCH units) that were registered pursuant to the Registration Statements on Form S-1 (333-236776 and 333-237777) and the shares of Clover Health Class A common stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication. For further details, see the section entitled “Domestication Proposal.”

You will also be asked to consider and vote upon (1) five separate proposals to approve material differences between SCH’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed certificate of incorporation and bylaws of Clover Health (collectively, the “Organizational Documents Proposals”), (2) a proposal to elect          directors who, upon consummation of the Business Combination, will be the directors of Clover Health (the “Director Election Proposal”), (3) a proposal to approve for purposes of complying with the applicable provisions of Section 312.03 of the NYSE Listed Company Manual, the issuance of Clover Health Class A common stock or Clover Health Class B common stock, as applicable, to (a) the PIPE Investors, including the Sponsor Related PIPE Investors, pursuant to the PIPE Investment and (b) the stockholders of Clover pursuant to the Merger Agreement (the “Stock Issuance Proposal”), (4) a proposal to approve and adopt the Clover Health 2020 Equity Incentive Plan (the “Equity Incentive Plan Proposal”), (5) a proposal to approve and adopt the Clover Health 2020 Management Incentive Plan (the “Management Incentive Plan Proposal”), (6) a proposal to approve and adopt the Clover Health 2020 Employee Stock Purchase Plan (the “ESPP Proposal”) and (7) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (the “Adjournment Proposal”). The Business Combination will be consummated only if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal and the ESPP Proposal (collectively, the “Condition Precedent Proposals”) are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

As a result of and upon the Closing, among other things, (i) all outstanding shares of Clover common stock (after giving effect to the Pre-Closing Restructuring Plan, as more fully described elsewhere in this proxy statement/prospectus) as of immediately prior to the effective time of the First Merger, will be cancelled in exchange for the right to receive, at the election of the holders thereof (except with respect to the shares held by entities affiliated with Vivek Garipalli and the holders of convertible securities previously issued by Clover to certain holders, who will receive only shares of Clover Health B common stock), an amount in cash, shares of Clover Health Class B common stock, or a combination thereof, as adjusted in accordance with the Merger Agreement, which in the aggregate will equal an amount in cash of up to $500,000,000 (less any redemptions from SCH’s public shareholders) (the “Cash Consideration”) and a number of shares of Clover Health Class B common stock equal to the (A) 350,000,000, minus (B) the aggregate amount of Clover Health Class B common stock to be paid in respect of the shares held by entities controlled by Vivek Garipalli and the holders of the convertible securities, minus (C) the aggregate amount of Clover Health Class B common stock that would be issuable upon the net exercise or conversion, as applicable, of the Clover Awards, minus (D) the quotient obtained by dividing (x) the Cash Consideration by (y) $10.00; (ii) shares of Clover held by entities controlled by Vivek Garipalli and the holders of the convertible securities immediately prior to the effective time of the First Merger will be cancelled in exchange for the right to receive shares of Clover Health Class B common stock based on the Exchange Ratio (as defined in the Merger Agreement); and (iii) all shares of Clover common stock reserved in respect of the Clover Awards outstanding as of immediately prior to the effective time of the First Merger, will be converted, based on the Exchange Ratio, into awards based on shares of Clover Health Class B common stock, which will, in the case of all shares described in clauses (i), (ii) and (iii) hereof, in the aggregate equal an aggregate merger consideration of $3,500,000,000 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of the Clover Awards is calculated assuming that all Clover Health Options are net-settled (although Clover Health Options may by their terms be cash-settled, resulting in additional dilution). The Aggregate Merger Consideration does not take into account certain additional issuances which may be made under the terms of the Merger Agreement, including, if applicable, to Clover management pursuant to the 2020 Management Incentive Plan.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the date of the Closing of the Business Combination (the “Closing Date”), including (i) the Sponsor Support Agreement, (ii) the Clover Holders Support Agreement, (iii) the Registration Rights Agreement and

(iv) the PIPE Subscription Agreements. For additional information, see the section entitled “BCA Proposal—Related Agreements” in the accompanying proxy statement/prospectus.

Pursuant to the Cayman Constitutional Documents, a holder (a “public shareholder”) of public shares, which excludes shares held by SCH Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), may request that SCH redeem all or a portion of such shareholder’s public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem their public shares even if they vote “for” the BCA Proposal or any other Condition Precedent Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, SCH’s transfer agent, Clover Health will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2020, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Clover Health Class A common stock that will be redeemed immediately after consummation of the Business Combination. See the section entitled “Extraordinary General Meeting of SCH—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of October 5, 2020, a copy of which is attached as Annex C to this proxy statement/prospectus (the “Sponsor Support Agreement”). The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

The Merger Agreement provides that the obligations of Clover to consummate the Mergers are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Clover or SCH) (such amount, the “Trust Amount”), plus the PIPE Investment Amount (as defined herein) actually received by SCH at or prior to the Closing Date (as defined herein) is at least equal to $700 million (the “Minimum Available Cash Amount”) (such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Clover, provided that there is a mutual condition that the Trust Amount plus the Third Party PIPE Investment Amount (as defined herein) be at least $300 million. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will SCH redeem public shares in an amount that would cause Clover Health’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus (including the absence of a material adverse effect on Clover and the approval of the Merger Agreement and the transactions contemplated thereby, by (i) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Clover Capital Stock voting as a single class and on an as-converted basis, (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Clover preferred stock, voting as a single class and on an as-converted basis, and (iii) the affirmative vote or written consent of the holders of at least a majority or 65%, as applicable, of the voting power of each of the outstanding series of Clover preferred stock, each voting as a single class). There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

SCH is providing the accompanying proxy statement/prospectus and accompanying proxy card to SCH’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments of the extraordinary general meeting. Information about the extraordinary general meeting, the Business Combination and other related business to be considered by SCH’s shareholders at the extraordinary general meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the extraordinary general meeting, all of SCH’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 39 of this proxy statement/prospectus.

After careful consideration, the board of directors of SCH has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to SCH’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of SCH, you should keep in mind that SCH’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person or virtually.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SCH’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of SCH’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Chamath Palihapitiya

Chief Executive Officer and Chairman of the

Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                , 2020 and is first being mailed to shareholders on or about                , 2020.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

A Cayman Islands Exempted Company

(Company Number 356415)

317 University Ave, Suite 200

Palo Alto, California 94301

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON                , 2020

TO THE SHAREHOLDERS OF SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company, company number 356415 (“SCH”), will be held at                 , Eastern Time, on                , 2020, at 525 University Ave, Palo Alto, California 94301, or virtually via live webcast at https://www.cstproxy.com/socialcapitalhedosophiaholdingsiii/sm2020. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

•

Proposal No. 1—The BCA Proposal—to consider and vote upon a proposal to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as of October 5, 2020, (the “Merger Agreement”), by and among SCH, Merger Sub and Clover, a copy of which is attached to this proxy statement/prospectus statement as Annex A. The Merger Agreement provides for, among other things, the mergers of (x) Merger Sub with and into Clover, with the Clover surviving the merger as a wholly owned subsidiary of SCH, and (y) Clover with and into SCH, with SCH surviving the merger, in each case, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (the “BCA Proposal”);

•

Proposal No. 2—The Domestication Proposal—to consider and vote upon a proposal to approve by special resolution, the change of SCH’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication” and, together with the Mergers, the “Business Combination”) (the “Domestication Proposal”);

•

Organizational Documents Proposals—to consider and vote upon the following five separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, the following material differences between SCH’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (“Proposed Bylaws”) of Social Capital Hedosophia Holdings Corp. III (a corporation incorporated in the State of Delaware, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), which will be renamed “Clover Health Investments, Corp.” in connection with the Business Combination (SCH after the Domestication and/or the Business Combination, including after such change of name, as applicable, is referred to herein as “Clover Health”):

(A)

Proposal No. 3—Organizational Documents Proposal A—to authorize the change in the authorized capital stock of SCH from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “SCH Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 5,000,000 preferred shares, par value $0.0001 per share (the “SCH preferred shares”), to              shares of Class A common stock, par value $0.0001 per share, of Clover Health (the “Clover Health Class A common stock”), and              shares of Class B common stock, par value $0.0001 per share, of Clover Health (the “Clover Health Class B common stock”) and              shares of preferred stock, par value $0.0001 per share, of Clover Health (the “Clover Health preferred stock”) (this proposal is referred to herein as “Organizational Documents Proposal A”);

(B)

Proposal No. 4—Organizational Documents Proposal B—to authorize the board of directors of Clover Health to issue any or all shares of Clover Health preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL (this proposal is referred to herein as “Organizational Documents Proposal B”);

(C)

Proposal No. 5—Organizational Documents Proposal C—to provide that holders of shares of Clover Health Class A common stock will be entitled to cast one vote per share of Clover Health Class A common stock and holders of shares of Clover Health Class B common stock will be entitled to cast 10 votes per share of Clover Health Class B common stock on each matter properly submitted to Clover Health stockholders entitled to vote (this proposal is referred to herein as “Organizational Documents Proposal C”);

(D)

Proposal No. 6—Organizational Documents Proposal D—to provide that the board of directors of Clover Health be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (this proposal is referred to herein as “Organizational Documents Proposal D”); and

(E)

Proposal No. 7—Organizational Documents Proposal E—to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex J and Annex K, respectively), including (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp. III” to “Clover Health Investments, Corp. ” in connection with the Business Combination, (2) making Clover Health’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) being subject to the provisions of Section 203 of DGCL and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of Clover Health after the Business Combination (this proposal is referred to herein as “Organizational Documents Proposal E”);

•

Proposal No. 8—Director Election Proposal—to consider and vote upon a proposal, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect          directors who, upon consummation of the Business Combination, will be the directors of Clover Health (this proposal is referred to herein as the “Director Election Proposal”);

•

Proposal No. 9—The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE Listed Company Manual, the issuance of shares of Clover Health Class A common stock or Clover Health Class B common stock, as applicable, to (a) the PIPE Investors, including the Sponsor Related PIPE Investors, pursuant to the PIPE Investment and (b) the Clover Stockholders pursuant to the Merger Agreement (this proposal is referred to herein as the “Stock Issuance Proposal”);

•

Proposal No. 10—The Equity Incentive Plan Proposal—to consider and vote upon a proposal to approve by ordinary resolution, the Clover Health 2020 Equity Incentive Plan (this proposal is referred to herein as the “Equity Incentive Plan Proposal”);

•

Proposal No. 11—The Management Incentive Plan Proposal—to consider and vote upon a proposal to approve by ordinary resolution, the Clover Health 2020 Management Incentive Plan (this proposal is referred to herein as the “Management Incentive Plan Proposal”);

•

Proposal No. 12—The ESPP Proposal—to consider and vote upon a proposal to approve by ordinary resolution, the Clover Health 2020 Employee Stock Purchase Plan (this proposal is referred to herein as the “ESPP Proposal”); and

•

Proposal No. 13—The Adjournment Proposal—to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (this proposal is referred to herein as the “Adjournment Proposal”).

Each of Proposals No. 1 through 12 is cross-conditioned on the approval of each other. The Adjournment Proposal is also not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ordinary shares at the close of business on                , 2020 are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting. The extraordinary general meeting will also be held virtually and will be conducted via live webcast at the following address: https://www.cstproxy.com/socialcapitalhedosophiaholdingsiii/sm2020.

This proxy statement/prospectus and accompanying proxy card is being provided to SCH’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend in person or virtually the extraordinary general meeting, all of SCH’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 39 of this proxy statement/prospectus.

After careful consideration, the board of directors of SCH has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to SCH’s shareholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of SCH, you should keep in mind that SCH’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Cayman Constitutional Documents, a holder of public shares (as defined herein) (a “public shareholder”) may request of SCH that Clover Health redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), SCH’s transfer agent, that Clover Health redeem all or a portion of your public shares for cash; and

(iii)	deliver your public shares to Continental, SCH’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                , 2020 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental, SCH’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem public shares regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, SCH’s transfer agent, Clover Health will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2020, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Clover Health Class A common stock that will be redeemed promptly after consummation of the Business Combination. See the section entitled “Extraordinary General Meeting of SCH—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

SCH Sponsor III LLC, a Cayman Islands limited liability company and shareholder of SCH (the “Sponsor”), and each director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of October 5, 2020, a copy of which is attached to this proxy statement/prospectus statement as Annex C (the “Sponsor Support Agreement”). The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

The Merger Agreement provides that the obligations of Clover to consummate the Mergers are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Clover or SCH) (such amount, the “Trust Amount”) plus the PIPE Investment Amount (as defined herein) actually received by SCH at or prior to the Closing Date (as defined herein) is at least equal to $700 million (the “Minimum Available Cash Amount”) (such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Clover, provided that there is a mutual condition that the Trust Amount plus the Third Party PIPE Investment Amount (as defined herein) be at least $300 million. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will SCH redeem public shares in an amount that would cause Clover Health’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus (including the absence of a material adverse effect on Clover and the approval of the Merger Agreement and the transactions contemplated thereby, by the (i) affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding

Clover Capital Stock voting as a single class and on an as-converted basis, (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Clover preferred stock, voting as a single class and on an as-converted basis and (iii) the affirmative vote or written consent of the holders of at least a majority or 65%, as applicable, of the voting power of each of the outstanding series of Clover preferred stock, each voting as a single class). There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

The approval of each of the Domestication Proposal and Organizational Documents Proposals requires the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Your vote is very important. Whether or not you plan to attend in person or virtually the extraordinary general meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing IPOC.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Social Capital Hedosophia Holdings Corp. III,

                , 2020

Chamath Palihapitiya

Chief Executive Officer and Chairman of the Board

of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SCH’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

REFERENCES TO ADDITIONAL INFORMATION	i
TRADEMARKS	i
SELECTED DEFINITIONS	i
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	vi
QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF SCH	viii
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS	1
SELECTED HISTORICAL FINANCIAL INFORMATION OF SCH	28
SELECTED HISTORICAL FINANCIAL INFORMATION OF CLOVER	29
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	33
COMPARATIVE PER SHARE DATA	35
MARKET PRICE AND DIVIDEND INFORMATION	38
RISK FACTORS	39
EXTRAORDINARY GENERAL MEETING OF SCH	99
BCA PROPOSAL	107
DOMESTICATION PROPOSAL	157
ORGANIZATIONAL DOCUMENTS PROPOSALS	160
ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	163
ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF CLOVER HEALTH AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	165
ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING DUAL CLASS STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	167
ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF PROPOSAL REGARDING ESTABLISHMENT OF A CLASSIFIED BOARD OF DIRECTORS, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	169
ORGANIZATIONAL DOCUMENTS PROPOSAL E—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS	171
DIRECTOR ELECTION PROPOSAL	174
STOCK ISSUANCE PROPOSAL	176
EQUITY INCENTIVE PLAN PROPOSAL	178
MANAGEMENT INCENTIVE PLAN PROPOSAL	188
ADJOURNMENT PROPOSAL	204
U.S. FEDERAL INCOME TAX CONSIDERATIONS	205
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	216
INFORMATION ABOUT SCH	230
SCH’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	239
LETTER FROM CLOVER’S FOUNDERS	244
LETTER FROM CLOVER’S CLINICAL LEADERS	247
INFORMATION ABOUT CLOVER	250
CLOVER’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	273
MANAGEMENT OF CLOVER HEALTH FOLLOWING THE BUSINESS COMBINATION	307
EXECUTIVE COMPENSATION	312
BENEFICIAL OWNERSHIP OF SECURITIES	318
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	324
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS	331
DESCRIPTION OF CLOVER HEALTH SECURITIES	334
SECURITIES ACT RESTRICTIONS ON RESALE OF CLOVER HEALTH SECURITIES	339

Annexes

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning SCH, without charge, by written request to Secretary at Social Capital Hedosophia Holdings Corp. III, 317 University Ave, Suite 200, Palo Alto, California 94301, or by telephone request at (650) 521-9007; or Morrow Sodali LLC, SCH’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing IPOC.info@investor.morrowsodali.com, or from the SEC through the SEC website at the address provided above.

In order for SCH’s shareholders to receive timely delivery of the documents in advance of the extraordinary general meeting of SCH to be held on                , 2020, you must request the information no later than                , 2020, five business days prior to the date of the extraordinary general meeting.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. SCH does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

•	“2014 Plan” are to the Amended and Restated 2014 Equity Incentive Plan of Clover;

•	“2020 Plan” are to the Clover Health 2020 Equity Incentive Plan attached to this proxy statement/prospectus as Annex F;

•	“Agreement End Date” are to February 10, 2021;

•	“Available SCH Cash” are to the amount as calculated by adding the Trust Amount and the PIPE Investment Amount;

•

“Available Stock Consideration Amount” means a number of shares of Clover Health Class B common stock equal to (1) 350,000,000, minus (2) the aggregate amount of Clover Health Class B common stock to be paid in respect of Clover Class Z common stock pursuant to the Merger Agreement, minus (3) the aggregate amount of Clover Health Class B common stock that would be issuable upon the net exercise or conversion, as applicable, of all Clover Health Options and Clover Health Restricted Stock Awards immediately after the effective time of the First Merger, minus (4) the quotient obtained by dividing (x) $500,000,000 (less any redemptions from SCH’s public shareholders), by (y) $10.00;

•	“Business Combination” are to the Domestication together with the Mergers;

•	“Cayman Constitutional Documents” are to SCH’s Amended and Restated Memorandum and Articles of Association (as amended from time to time);

i

•	“Cayman Islands Companies Law” are to the Cayman Islands Companies Law (2020 Revision);

•	“Closing” are to the closing of the Business Combination;

•	“Closing Date” are to the date on which the Closing actually occurs;

•	“Clover” are to Clover Health Investments, Corp. prior to the Business Combination;

•	“Clover Awards” are to Clover Options, Clover RSUs and Clover Restricted Stock Awards;

•	“Clover Class Z common stock” are to shares of Clover Class Z common, par value $0.0001 per share;

•	“Clover common stock” are to shares of Clover common stock, par value $0.0001 per share;

•

“Clover Health” are to SCH after the Domestication and/or the Business Combination, including its name change from Social Capital Hedosophia Corp. III to “Clover Health Investments, Corp.”, as applicable;

•	“Clover Health Class A common stock” are to shares of Clover Health Class A common stock, par value $0.0001 per share, which will be entitled to one vote per share;

•	“Clover Health Class B common stock” are to shares of Clover Health Class B common stock, par value $0.0001 per share, which will be entitled to 10 votes per share;

•	“Clover Health common stock” are to shares of both Clover Health Class A common stock and Clover Health Class B common stock;

•	“Clover Health Options” are to options to purchase shares of Clover Health Class B common stock;

•	“Clover Health Restricted Stock Awards” are to restricted shares of Clover Health Class B common stock;

•	“Clover Health RSUs” are to restricted stock units based on shares of Clover Health Class B common stock;

•	“Clover Options” are to options to purchase shares of Clover common stock;

•	“Clover Restricted Stock Awards” are to restricted shares of Clover common stock;

•	“Clover RSUs” are to restricted stock units based on shares of Clover common stock;

•	“Clover Stockholders” are to the stockholders of Clover and holders of Clover Awards prior to the Business Combination;

•	“CMS” are to the Centers for Medicare & Medicaid Services;

•

“Company,” “we,” “us” and “our” are to SCH prior to its domestication as a corporation in the State of Delaware and to Clover Health after its domestication as a corporation incorporated in the State of Delaware, unless otherwise indicated in this proxy statement/prospectus;

•	“Condition Precedent Approvals” are to approval at the extraordinary general meeting of the Condition Precedent Proposals;

•

“Condition Precedent Proposals” are to the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal and the ESPP Proposal, collectively;

•	“Continental” are to Continental Stock Transfer & Trust Company;

•	“COVID-19” are to SARS-CoV-2 or COVID-19, and any evolutions thereof.

•	“DGCL” are to the General Corporation Law of the State of Delaware;

•	“Domestication” are to the domestication of Social Capital Hedosophia Holdings Corp. III as a corporation incorporated in the State of Delaware;

•	“DTC” are to The Depository Trust Company;

•	“EHR” are to electronic health records;

•	“ESPP” are to the Clover Health 2020 Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex H.

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•

“Exchange Ratio” are to the quotient obtained by dividing (i) 350,000,000 by (ii) the aggregate fully diluted number of shares of Clover common stock issued and outstanding immediately prior to the Merger (assuming that all Clover Health Options are net-settled);

•	“FCA” are to the False Claims Act;

•	“FCPA” are to the United States Foreign Corrupt Practices Act;

•	“FDA” are to the U.S. Food and Drug Administration;

•	“First Merger” are to the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of SCH;

•

“founder shares” are to the SCH Class B ordinary shares purchased by the Sponsor in a private placement prior to the initial public offering, and the SCH Class A ordinary shares that will be issued upon the conversion thereof;

•	“FTC” are to the Federal Trade Commission;

•	“GAAP” are to accounting principles generally accepted in the United States of America;

•	“HIPAA” are to the Health Insurance Portability and Accountability Act of 1996;

•	“HITECH” are to the Health Information Technology for Economic and Clinical Health Act;

•	“HMO” are to health maintenance organizations;

•	“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“initial public offering” are to SCH’s initial public offering that was consummated on April 24, 2020;

•

“IPO Registration Statement” are to the Registration Statements on Form S-1 (333-236776 and 333-237777) filed by SCH in connection with its initial public offering, which became effective on April 24, 2020;

•	“IRS” are to the U.S. Internal Revenue Service;

•	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•	“MA” are to Medicare Advantage;

•	“MCR” are to the medical care ratio;

•	“Medicare FFS” are to traditional fee-for-service Medicare;

•

“Merger Agreement” are to the Agreement and Plan of Merger, dated as of October 5, 2020, by and among SCH, Merger Sub and Clover, a copy of which is attached to this proxy statement/prospectus statement as Annex A;

•	“Merger Sub” are to Asclepius Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of SCH;

•	“Mergers” are to, collectively, the First Merger and the Second Merger;

•	“Minimum Cash Condition” are to the Trust Amount and the PIPE Investment Amount, in the aggregate, being greater than $700 million;

•	“MIP” are to the Clover Health 2020 Management Incentive Plan attached to this proxy statement/prospectus as Annex G;

•	“Nasdaq” are to the Nasdaq Global Select Market;

•

“NPS” are to the Net Promoter Score—a standardized tool that is widely used across various industries to measure customer satisfaction, which is calculated by asking customers to answer, on a 0 - 10 scale, “How likely is it that you would recommend [brand] to a friend or colleague?” Respondents who provide a score of 9 or 10 are designated “Promoters”, those who provide a score of 7 or 8 are designated “Passive,” and those who provide a score of 0 to 6 are “Detractors.” The overall Net Promoter Score is then calculated by subtracting the percentage of Detractors from the percentage of Promoters. Clover uses this metric to determine how providers are responding to the Clover Assistant. Through provider surveys, administered initially through email and now directly through the Clover Assistant Clover asks the provider to rank, on a scale of one to 10, how likely the provider would be to recommend the Clover Assistant to a friend. Clover believes that this metric is meaningful for investors because of the correlation between Net Promoter Score and provider satisfaction;

•	“NYSE” are to the New York Stock Exchange;

•	“ordinary shares” are to the SCH Class A ordinary shares and the SCH Class B ordinary shares, collectively;

•	“PCP” are to any primary care physician;

•

“Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

•	“PIPE Investment” are to the purchase of shares of Clover Health Class A common stock pursuant to the Subscription Agreements;

•	“PIPE Investment Amount” are to the aggregate gross purchase price received by SCH prior to or substantially concurrently with Closing for the shares in the PIPE Investment;

•	“PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;

•	“PMPM” are to per member per month;

•	“PPO” are to preferred provider organizations;

•	“Pre-Closing Restructuring Plan” are to the pre-Closing restructuring transactions set forth in Merger Agreement;

•

“private placement warrants” are to the SCH private placement warrants outstanding as of the date of this proxy statement/prospectus and the warrants of Clover Health issued as a matter of law upon the conversion thereof at the time of the Domestication;

•	“pro forma” are to giving pro forma effect to the Business Combination;

•	“Proposed Bylaws” are to the proposed bylaws of Clover Health upon the effective date of the Business Combination attached to this proxy statement/prospectus as Annex K;

•

“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of Clover Health upon the effective date of the Business Combination attached to this proxy statement/prospectus as Annex J;

•	“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•	“public shareholders” are to holders of public shares, whether acquired in SCH’s initial public offering or acquired in the secondary market;

•

“public shares” are to the SCH Class A ordinary shares (including those that underlie the units) that were offered and sold by SCH in its initial public offering and registered pursuant to the IPO Registration Statement or the shares of Clover Health Class A common stock issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•

“public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by SCH in its initial public offering and registered pursuant to the IPO Registration Statement or the redeemable warrants of Clover Health issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•	“redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the Proposed Organizational Documents;

•

“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement to be entered into at Closing, by and among SCH, Clover Health, the Sponsor, certain former stockholders of Clover, Dr. James Ryans, Jacqueline Reses and the other parties thereto attached to this proxy statement/prospectus as Annex E;

•	“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“SCH” are to Social Capital Hedosophia Holdings Corp. III prior to its domestication as a corporation in the State of Delaware;

•	“SCH Class A ordinary shares” are to SCH’s Class A ordinary shares, par value $0.0001 per share;

•	“SCH Class B ordinary shares” are to SCH’s Class B ordinary shares, par value $0.0001 per share;

•

“SCH units” and “units” are to the units of SCH, each unit representing one SCH Class A ordinary share and one-third of one redeemable warrant to acquire one SCH Class A ordinary share, that were offered and sold by SCH in its initial public offering and registered pursuant to the IPO Registration Statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);

•	“SEC” are to the United States Securities and Exchange Commission;

•	“Second Merger” are to the merger of the Company with and into SCH, with SCH surviving the merger;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Sponsor” are to SCH Sponsor III LLC, a Cayman Islands limited liability company;

•	“Sponsor Related PIPE Investors” are to the PIPE Investors that are existing directors, officers or equityholders of the Sponsor and its affiliates (together with their permitted transferees);

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“Sponsor Support Agreement” are to that certain Support Agreement, dated October 5, 2020, by and among the Sponsor, SCH, each director of SCH and Clover, as amended and modified from time to time, attached to this proxy statement/prospectus as Annex C;

•	“Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment will be consummated, a form of which is attached to this proxy statement/prospectus as Annex D;

•	“Third Party PIPE Investment” are to any PIPE Investment made by a Third Party PIPE Investor;

•	“Third Party PIPE Investment Amount” are to the aggregate gross purchase price received by SCH prior to or substantially concurrently with Closing for the shares in the Third Party PIPE Investment;

•	“Third Party PIPE Investor” are to any PIPE Investor who is not (i) a Sponsor Related PIPE Investor or (ii) the Sponsor;

v

•	“trust account” are to the trust account established at the consummation of SCH’s initial public offering at J.P. Morgan Chase Bank, N.A. and maintained by Continental, acting as trustee;

•	“Trust Agreement” are to the Investment Management Trust Agreement, dated April 21, 2020, by and between SCH and Continental Stock Transfer & Trust Company, as trustee;

•

“Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy SCH’s obligations to its shareholders (if any) that exercise their rights to redeem their SCH Class A ordinary shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Clover or SCH);

•	“warrants” are to the public warrants and the private placement warrants.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to SCH Class A ordinary shares, shares of Clover Health Class A common stock, or warrants include such securities underlying the units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, of Social Capital Hedosophia Holdings Corp. III. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When SCH discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, SCH’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•	SCH’s ability to complete the Business Combination or, if SCH does not consummate such Business Combination, any other initial business combination;

•	satisfaction or waiver (if applicable) of the conditions to the Mergers, including, among other things:

•

the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of SCH and Clover, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and any other required regulatory approvals, (iv) receipt of approval for listing on Nasdaq of the shares of Clover Health Class A common stock to be issued in connection with the Mergers, (v) that Clover Health have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions;

•	the completion of the Pre-Closing Restructuring Plan as set forth in the Merger Agreement;

•	the absence of a material adverse effect on Clover; and

•	that the Trust Amount plus the PIPE Investment Amount actually received by SCH at or prior to the Closing Date, is at least equal to the Minimum Available Cash Amount;

•	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the projected financial information, anticipated growth rate, and market opportunity of Clover Health;

•	the ability to obtain or maintain the listing of Clover Health Class A common stock and Clover Health warrants on Nasdaq following the Business Combination;

•	our public securities’ potential liquidity and trading;

•	our ability to raise financing in the future;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•	SCH officers and directors allocating their time to other businesses and potentially having conflicts of interest with SCH’s business or in approving the Business Combination;

•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•	the impact of the regulatory environment and complexities with compliance related to such environment;

•	factors relating to the business, operations and financial performance of Clover and its subsidiaries, including:

•	the effect of uncertainties related to the global COVID-19 pandemic on its business, results of operations, and financial condition;

•	the ability of Clover to maintain an effective system of internal controls over financial reporting;

•	the ability of Clover to grow market share in its existing markets or any new markets it may enter;

•	the ability of Clover to respond to general economic conditions;

•	the ability of Clover to manage its growth effectively and its expectations regarding the development and expansion of its business;

•	the ability of Clover to achieve and maintain profitability in the future;

•	the success of strategic relationships with third parties;

•	the anticipated benefits associated with the use of the Clover Assistant platform, including its ability to utilize the platform to manage medical costs of its members;

•	its ability to successfully enter new service markets and manage its operations;

•	its ability to expand its member base and provider network;

•	its ability to increase adoption and use of the Clover Assistant;

•	its ability to develop new features and functionality that meet market needs and achieve market acceptance;

•	its ability to retain and hire necessary employees and staff our operations appropriately;

•	its ability to maintain, protect and enhance our intellectual property; and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or Clover. There can be no assurance that future developments affecting us or Clover will be those that SCH or Clover have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond SCH’s control or the control of Clover) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the section entitled “Risk Factors” beginning on page 39 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. SCH and Clover undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any SCH shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF SCH

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to SCH’s shareholders. SCH urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the extraordinary general meeting, which will be held at                , Eastern Time, on                , 2020, at 525 University Ave, Palo Alto, California 94301, or virtually via live webcast. To participate virtually in the special meeting, visit https://www.cstproxy.com/socialcapitalhedosophiaholdingsiii/sm2020 and enter the 12 digit control number included on your proxy card. You may register for the meeting as early as                on                , 2020. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in this proxy statement.

Q:	Why am I receiving this proxy statement/prospectus?

A:

SCH shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. The Merger Agreement provides for, among other things, the mergers of (x) Merger Sub with and into Clover, with Clover surviving the merger as a wholly owned subsidiary of SCH, and (y) the Company with and into SCH, with SCH surviving the merger, in each case, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. See the section entitled “BCA Proposal” for more detail.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.

As a condition to the Mergers, SCH will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding SCH Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of the Clover Health Class A common stock; (2) each of the then issued and outstanding SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock; (3) each of the then issued and outstanding SCH warrant will convert automatically into a Clover

Health warrant, pursuant to the Warrant Agreement, dated April 21, 2020 (the “Warrant Agreement”), between SCH and Continental, as warrant agent; and (4) each of the SCH units that have not been previously separated into the underlying SCH Class A ordinary shares and underlying SCH warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Clover Health Class A common stock and one-third of one Clover Health warrant. See the section entitled “Domestication Proposal” for additional information.

The provisions of the Proposed Organizational Documents will differ materially from the Cayman Constitutional Documents. Please see the question “What amendments will be made to the current constitutional documents of SCH?” below.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF SCH AND CLOVER, CAREFULLY AND IN ITS ENTIRETY.

Q:	What proposals are shareholders of SCH being asked to vote upon?

A:	At the extraordinary general meeting, SCH is asking holders of ordinary shares to consider and vote upon:

•	a proposal to approve by ordinary resolution and adopt the Merger Agreement;

•	a proposal to approve by special resolution the Domestication;

•	the following five separate proposals to approve by special resolution the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

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to authorize the change in the authorized capital stock of SCH from (i) 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, to (ii)             shares of Clover Health Class A common stock,              shares of Clover Health Class B common stock and             shares of Clover Health preferred stock;

•

to authorize the board of directors of Clover Health (the “Board”) to issue any or all shares of Clover Health preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Board and as may be permitted by the DGCL;

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to authorize a dual class common stock structure pursuant to which holders of Clover Health Class A common stock will be entitled to cast one vote per share of Clover Health Class A common stock and holders of shares of Clover Health Class B common stock will be entitled to cast 10 votes per share of Clover Health Class B common stock on each matter properly submitted to Clover Health stockholders entitled to vote;

•	to divide the Board into three classes with only one class of directors being elected in each year and each class serving a three-year term;

•

to authorize all other changes in connection with the replacement of the Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication, including, (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp. III” to “Clover Health Investments, Corp.” in connection with the Business Combination, (2) making Clover Health’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation and (4) being subject to the provisions of Section 203 of DGCL and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of Clover Health after the Business Combination;

•	a proposal to approve by ordinary resolution the election of directors to serve staggered terms, who, upon consummation of the Business Combination, will be the directors of Clover Health;

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a proposal to approve by ordinary resolution, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE Listed Company Manual, the issuance of shares of Clover Health Class A common stock or Clover Health Class B common stock, as applicable, to (1) the PIPE Investors, including the Sponsor Related PIPE Investors, pursuant to the PIPE Investment and (b) the Clover Stockholders pursuant to the Merger Agreement;

•	a proposal to approve by ordinary resolution the 2020 Plan;

•	a proposal to approve by ordinary resolution the MIP;

•	a proposal to approve by ordinary resolution the ESPP; and

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a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting.

If SCH’s shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. The Adjournment Proposal is not conditioned upon the approval of any other proposal. See the sections entitled “BCA Proposal,” “Domestication Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Equity Incentive Plan Proposal,” “Management Incentive Plan Proposal,” “ESPP Proposal” and “Adjournment Proposal.”

SCH will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of SCH should read it carefully.

After careful consideration, SCH’s board of directors has determined that the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of SCH and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Are the proposals conditioned on one another?

A:

Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the extraordinary general meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:	Why is SCH proposing the Business Combination?

SCH was organized to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

x

Clover and its subsidiaries principally operate as a next-generation Medicare Advantage insurer which leverages Clover’s flagship software platform, the Clover Assistant, to provide America’s seniors with PPO and HMO plans that Clover believes are the obvious choice for Medicare-eligible consumers. By empowering physicians with data-driven, personalized insights at the point of care through Clover’s software platform, Clover believes it can improve clinical decision-making and viably offer these “Obvious” plans at scale, through an asset-light approach.

Based on its due diligence investigations of Clover and the industry in which it operates, including the financial and other information provided by Clover in the course of SCH’s due diligence investigations, the SCH board of directors believes that the Business Combination with Clover is in the best interests of SCH and its shareholders and presents an opportunity to increase shareholder value. However, there is no assurance of this. See the section entitled “BCA Proposal—SCH’s Board of Directors’ Reasons for the Business Combination” for additional information.

Although SCH’s board of directors believes that the Business Combination with Clover presents a unique business combination opportunity and is in the best interests of SCH and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “BCA Proposal—SCH’s Board of Director’s Reasons for the Business Combination,” and “Risk Factors—Risks Related to Clover Health’s Business.”

Q:	What will Clover Stockholders receive in return for SCH’s acquisition of all of the issued and outstanding equity interests of Clover?

A:

As a result of and upon the Closing, among other things, (i) all outstanding shares of Clover common stock (after giving effect to the Pre-Closing Restructuring Plan, as more fully described elsewhere in this proxy statement/prospectus) as of immediately prior to the effective time of the First Merger, and, together with shares of Clover common stock reserved in respect of Clover Awards outstanding as of immediately prior to the effective time of the First Merger, will be cancelled in exchange for the right to receive, at the election of the holders thereof (except with respect to the shares held by entities affiliated with Vivek Garipalli and the holders of the Convertible Securities who will receive only shares of Clover Health B common stock), an amount in cash, shares of Clover Health Class B common stock, or a combination thereof, as adjusted in accordance with the Merger Agreement, which in the aggregate will equal an amount in cash of up to $500,000,000 (less any redemptions from SCH’s public shareholders) (the “Cash Consideration”) and a number of shares of Clover Health Class B common stock equal to (A) 350,000,000, minus (B) the aggregate amount of Clover Health Class B common stock to be paid in respect of the shares held by entities controlled by Vivek Garipalli and the holders of the Convertible Securities, minus (C) the aggregate amount of Clover Health Class B common stock that would be issuable upon the net exercise or conversion, as applicable, of the Clover Awards, minus (D) the quotient obtained by dividing (x) the Cash Consideration by (y) $10.00; (ii) shares of Clover held by entities controlled by Vivek Garipalli and the holders of the Convertible Securities immediately prior to the effective time of the First Merger will be cancelled in exchange for the right to receive shares of Clover Health Class B common stock based on the Exchange Ratio; and (iii) all shares of Clover common stock reserved in respect of the Clover Awards outstanding as of immediately prior to the effective time of the First Merger, will be converted, based on the Exchange Ratio, into awards based on shares of Clover Health Class B common stock, which will, in the case of all shares described in clauses (i), (ii) and (iii) hereof, in the aggregate equal an aggregate merger consideration of $3,500,000,000 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of the Clover Awards is calculated assuming that all Clover Health Options are net-settled (although Clover Health Options may by their terms be cash-settled, resulting in additional dilution). The Aggregate Merger Consideration does not take into account certain additional issuances which may be made under the terms of the Merger Agreement, including, if applicable: to Clover management pursuant to the MIP. For further details, see the section entitled “BCA Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Q:	What equity stake and voting power will current SCH shareholders and Clover Stockholders hold in Clover Health immediately after the consummation of the Business Combination?

A:

As of the date of this proxy statement/prospectus, there are 103,500,000 ordinary shares issued and outstanding, which includes the 20,700,000 founder shares held by the Sponsor (including SCH’s independent directors) and the 82,800,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 38,533,333 warrants, which includes the 10,933,333 private placement warrants held by the Sponsor and the 27,600,000 public warrants. Each whole warrant entitles the holder thereof to purchase one SCH Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of Clover Health Class A common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the SCH fully diluted share capital would be 142,033,333.

It is anticipated that, following the Business Combination, (1) SCH’s public shareholders are expected to own approximately 18.7% of the outstanding Clover Health common stock and have approximately 2.6% of the total voting power, (2) Clover Stockholders (without taking into account any public shares held by Clover Stockholders prior to the consummation of the Business Combination) are expected to own approximately 67.6% of the outstanding Clover Health common stock and have approximately 95.4% of the total voting power, and (3) the Sponsor and related parties (including the Sponsor Related PIPE Investor and the independent directors of SCH) are expected to collectively own approximately 8.2% of the outstanding Clover Health common stock and have approximately 1.2% of the total voting power and (4) the Third Party PIPE Investors are expected to own approximately 5.5% of the outstanding Clover Health common stock and have approximately 0.8% of the total voting power. These percentages assume (i) none of SCH’s current public shareholders exercise their redemption rights in connection with the Business Combination, (ii) (a) the vesting of all shares of Clover Health Class B common stock received in respect of the Clover Health Restricted Stock Awards, (b) the vesting and net-exercise of all Clover Health Options for shares of Clover Health Class B common stock, (c) the vesting of all Clover Health RSUs and the issuance of shares of Clover Health Class B common stock in respect thereof (other than the restricted stock units to be issued at the closing of the Business Combination to certain members of Clover management under the MIP as described in the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus) and (d) the issuance of shares of Clover Health Class B common stock as the Stock Consideration pursuant to the Merger Agreement, which, in the case of all shares described in clauses (a)-(d) hereof, in the aggregate equal 300,000,000 shares of Clover Health Class B common stock, and (iii) Clover Health issues 40,000,000 shares of Clover Health Class A common stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership and voting power retained by Clover’s existing shareholders in the combined company will be different. As described more fully elsewhere in this proxy statement/prospectus, shares of Clover Health Class B common stock will have 10 votes per share, whereas shares of Clover Health Class A common stock will have one vote per share. Upon the consummation of the Business Combination, Clover Stockholders will hold all of the issued and outstanding shares of Clover Health Class B common stock.

The following table and charts illustrate varying ownership levels and voting power in Clover Health prior to and immediately following the consummation of the Business Combination based on the assumptions above.

	Share Ownership and Voting Power in Clover Health
	Pre-Business Combination			Post-Business Combination				Post-Business Combination
				No Redemptions						Redemptions(1)
	Number of Shares	Percentage of Outstanding Shares	Percentage of Voting Power	Number of Shares		Percentage of Outstanding Shares	Percentage of Voting Power	Number of Shares		Percentage of Outstanding Shares	Percentage of Voting Power
Clover Stockholders	—	—	—	300,000,000	(2)	67.6%	95.4%	350,000,000	(3)	79.4%	97.5%
SCH’s public shareholders	82,800,000	80.0%	80.0%	82,800,000		18.7%	2.6%	30,000,000		6.8%	0.8%
Sponsor and related parties(4)	20,700,000	20.0%	20.0%	36,200,000		8.2%	1.2%	36,200,000		8.2%	1.0%
Third Party PIPE Investors	—	—	—	24,500,000		5.5%	0.8%	24,500,000		5.6%	0.7%

Total	103,500,000	100.0%	100.0%	443,500,000		100.0%	100.0%	440,700,000		100.0%	100.0%

(1)	Assumes redemptions of 52,800,000 Class A public shares of SCH in connection with the Business Combination at approximately $10.00 per share based on trust account figures as of September 30, 2020.
(2)

Assuming (a) the aggregate cash amount elected by Clover Stockholders is adjusted pro rata in accordance with the Merger Agreement so that the aggregate cash amount elected by the Clover Stockholders will equal $500,000,000 such that all Clover Stockholders subject to the cash/stock election will receive Mixed Election Consideration with a Mixed Election Percentage of     %, and (b) the Convertible Securities are converted into shares of Clover Class Z common stock assuming a Closing Date of             ,              shares are expected to be issued to existing Clover common and preferred stockholders,              shares are expected to be issued to existing holders of the Convertible Securities,              shares are expected to be issued to Clover warrant holders and              shares underlying options are expected to be included as part of consideration (with such options being calculated on a net-exercise basis).

(3)

Assuming (a) all Clover Stockholders only receive Stock Consideration and no Cash Consideration, and (b) the Convertible Securities are converted into shares of Clover Class Z common stock assuming a Closing Date of             ,             shares are expected to be issued to existing Clover common and preferred stockholders, shares are expected to be issued to existing holders of the Convertible Securities,             shares are expected to be issued to Clover warrant holders and             shares underlying options are expected to be included as part of the consideration (with such options being calculated on a net-exercise basis).

(4)	Includes, as applicable, 15,500,000 shares subscribed for by the Sponsor Related PIPE Investors and 200,000 shares held by the independent directors of SCH.

Share Ownership in Clover Health(1)

Pre-Business Combination	Post-Business Combination No Redemptions	Post-Business Combination Redemptions

Voting Power in Clover Health(1)

Pre-Business Combination	Post-Business Combination No Redemptions	Post-Business Combination Redemptions

(1)

The varying ownership levels and voting power in Clover Health prior to and immediately following the consummation of the Business Combination displayed in these charts are based on the assumptions above and the assumptions noted in the table immediately above.

For further details, see the section entitled “BCA Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Q:	How has the announcement of the Business Combination affected the trading price of the SCH Class A ordinary shares?

A:

On October 5, 2020, the trading date before the public announcement of the Business Combination, SCH’s public units, Class A ordinary shares and warrants closed at $13.71, $12.68 and $3.85, respectively. On November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus, the Company’s public units, Class A ordinary shares and warrants closed at $10.46, $10.00 and $1.55, respectively.

Q:	Will the Company obtain new financing in connection with the Business Combination?

A:

Yes. The PIPE Investors have agreed to purchase in the aggregate approximately 40,000,000 shares of Clover Health Class A common stock, for approximately $400,000,000 of gross proceeds, in the PIPE Investment, a portion of which is expected to be funded by the Sponsor Related PIPE Investors. The PIPE Investment is contingent upon, among other things, the closing of the Business Combination. See the section entitled “BCA Proposal—Related Agreements—Subscription Agreements.”

Q:	Why is SCH proposing the Domestication?

A:

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of SCH’s domicile to Delaware. Further, SCH’s board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. SCH’s board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of the Company and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors. Each of the foregoing are discussed in greater detail in the section entitled “Domestication Proposal—Reasons for the Domestication.”

To effect the Domestication, SCH will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SCH will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to the closing of the Mergers under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Q:	What amendments will be made to the current constitutional documents of SCH?

A:

The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, SCH’s shareholders are also being asked to consider and vote upon a proposal to approve the Domestication and replace SCH’s Cayman Constitutional Documents, in each case, under the Cayman Islands Companies Law, with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Cayman Constitutional Documents in the following respects:

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 SCH Class A ordinary shares, 50,000,000	The Proposed Organizational Documents authorize shares, consisting of shares of Clover Health Class A common stock, shares

	Cayman Constitutional Documents	Proposed Organizational Documents
	SCH Class B ordinary shares and 5,000,000 preferred shares.	of Clover Health Class B common stock and shares of Clover Health preferred stock.

	See paragraph 5 of the Existing Memorandum.	See Article Fourth, subsection (2) of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Cayman Constitutional Documents authorize the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by SCH’s board of directors. Accordingly, SCH’s board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of SCH to carry out a conversion of SCH Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).	The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof), as the Board may determine.

	See paragraph 5 of the Existing Memorandum and Articles 3 and 17 of the Existing Articles.	See Article Fourth, subsection (2) of the Proposed Certificate of Incorporation.

Dual Class (Organizational Documents Proposal C)	The Current Charter provides that the holders of each share of common stock of SCH is entitled to one vote for each share on each matter properly submitted to the stockholders entitled to vote.	The Proposed Charter provides holders of shares of Clover Health Class A common stock will be entitled to cast one vote per Class A share, and holders of shares of Class B common stock will be entitled to cast 10 votes per Class B share on each matter properly submitted to the stockholders entitled to vote.

See Article Fourth, subsection (3) of the Proposed Certificate of Incorporation.

Classified Board (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that SCH board of directors shall be comprised of one class.	The Proposed Organizational Documents provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

	See Article 29 of the Existing Articles.	See Article Sixth, subsection (3) of the Proposed Certificate of Incorporation.

	Cayman Constitutional Documents	Proposed Organizational Documents

Corporate Name (Organizational Documents Proposal E)	The Cayman Constitutional Documents provide that the name of the company is “Social Capital Hedosophia Holdings Corp. III”	The Proposed Organizational Documents provide that the name of the corporation will be “Social Capital Hedosophia Holdings Corp. III”, which will be changed to “Clover Health Investments, Corp.” in connection with the Business Combination.

	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.

Perpetual Existence (Organizational Documents Proposal E)	The Cayman Constitutional Documents provide that if SCH does not consummate a business combination (as defined in the Cayman Constitutional Documents) April 24, 2022, SCH will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate SCH’s trust account.	The Proposed Organizational Documents do not include any provisions relating to Clover Health’s ongoing existence; the default under the DGCL will make Clover Health’s existence perpetual.

	See Article 49 of the Cayman Constitutional Documents.	Default rule under the DGCL.

Exclusive Forum (Organizational Documents Proposal E)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.

See Article Tenth of the Proposed Certificate of Incorporation.

Takeovers by Interested Stockholders (Organizational Documents Proposal E)	The Cayman Constitutional Documents do not provide restrictions on takeovers of SCH by a related shareholder following a business combination.	The Proposed Organizational Documents do not opt out of Section 203 of the DGCL, and therefore, Clover Health will be subject to Section 203 of the DGCL relating to takeovers by interested stockholders.

Default rule under the DGCL.

Provisions Related to Status as Blank Check Company (Organizational Documents Proposal E)

The Cayman Constitutional Documents include various provisions related to SCH’s status as a blank check company prior to the consummation of a business combination.

See Article 49 of the Cayman Constitutional Documents.

The Proposed Organizational Documents do not include such provisions related to SCH’s status as a blank check company, which no longer will apply upon consummation of the Mergers, as SCH will cease to be a blank check company at such time.

Q:	How will the Domestication affect my ordinary shares, warrants and units?

A:

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding SCH Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock; (2) each of the then issued and outstanding SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock; (3) each then issued and outstanding SCH warrant will convert automatically into a Clover Health warrant, pursuant to the Warrant Agreement and (4) each of the then issued and outstanding units of SCH that have not been previously separated into the underlying SCH Class A ordinary shares and underlying SCH warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Clover Health Class A common stock and one-third of one Clover Health warrant. See the section entitled “Domestication Proposal” for additional information.

Q:	What are the U.S. federal income tax consequences of the Domestication?

A:

As discussed more fully under the section entitled “U.S. Federal Income Tax Considerations,” it is intended that the Domestication will constitute a reorganization within the meaning of Section 368(a)(l)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Domestication so qualifies, U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations”) will be subject to Section 367(b) of the Code and, as a result:

•

A U.S. Holder whose SCH Class A ordinary shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of SCH’s earnings in income;

•

A U.S. Holder whose SCH Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) less than 10% of the total combined voting power of all classes of SCH stock entitled to vote and less than 10% of the total value of all classes of SCH stock will generally recognize gain (but not loss) on the exchange of SCH Class A ordinary shares for Clover Health Class A common stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holder may file an election to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its SCH Class A ordinary shares provided certain other requirements are satisfied; and

•

A U.S. Holder whose SCH Class A ordinary shares have a fair market value of $50,000 or more and who, on the date of the Domestication, owns (actually or constructively) 10% or more of the total combined voting power of all classes of SCH stock entitled to vote or 10% or more of the total value of all classes of SCH stock will generally be required to include in income as a deemed dividend all earnings and profits amount attributable to its SCH Class A ordinary shares.

SCH does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

As discussed more fully under the section entitled “U.S. Federal Income Tax Considerations,” SCH believes that it is likely classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. In such case, notwithstanding the foregoing U.S. federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of SCH Class A ordinary shares or warrants for Clover Health Class A common stock or warrants pursuant to the Domestication. Any such gain would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted and how any such Treasury Regulations would apply. Importantly, however, U.S. Holders that make or have made certain elections discussed further under the section entitled “U.S. Federal Income Tax Considerations—PFIC Considerations—D. QEF Election and Mark-to-Market Election” with respect to their SCH Class A ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. Currently, there are no elections available that apply to SCH warrants, and the application of the PFIC rules to SCH warrants is unclear. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section entitled “U.S. Federal Income Tax Considerations.”

Each U.S. Holder of SCH Class A ordinary shares or warrants is urged to consult its own tax advisor concerning the application of the PFIC rules, including the proposed Treasury Regulations, to the exchange of SCH Class A ordinary shares and warrants for Clover Health common stock and warrants pursuant to the Domestication.

Additionally, the Domestication may cause non-U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations”) to become subject to U.S. federal income withholding taxes on any amounts treated as dividends paid in respect of such non-U.S. Holder’s Clover Health Class A common stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisor regarding the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “U.S. Federal Income Tax Considerations.”

Q:	Do I have redemption rights?

A:

If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to waive its redemption rights with respect to all of the founder shares in connection with the consummation of the Business Combination. The founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:	How do I exercise my redemption rights?

A:	If you are a public shareholder and wish to exercise your right to redeem the public shares, you must:

(i)

(a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)	submit a written request to Continental, SCH’s transfer agent, that Clover Health redeem all or a portion of your public shares for cash; and

(iii)	deliver your public shares to Continental, SCH’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on                , 2020 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

The address of Continental, SCH’s transfer agent, is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, SCH’s transfer agent, directly and instruct them to do so.

Public shareholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of September 30, 2020, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of SCH’s creditors, if any, which could have priority over the claims of the public shareholders, regardless of whether such public shareholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, SCH’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that SCH’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, SCH’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, SCH’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, SCH’s agent, at least two business days prior to the vote at the extraordinary general meeting.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, Clover Health will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Domestication and, accordingly, it is shares of Clover Health Class A common stock that will be redeemed immediately after consummation of the Business Combination.

If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, SCH’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, SCH’s transfer agent, by 5:00 p.m., Eastern Time, on , 2020 (two business days before the extraordinary general meeting) in order to exercise your redemption rights with respect to your public shares.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

It is expected that a U.S. Holder (as defined in the section entitled “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its Clover Health Class A common stock will generally be treated as selling such Clover Health Class A common stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Clover Health Class A common stock that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the section entitled “U.S. Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption of any shareholder, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as well as potential tax consequences of the U.S. federal income tax rules relating to PFICs. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully below under the section entitled “U.S. Federal Income Tax Considerations.”

All holders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:

Following the closing of SCH’s initial public offering, an amount equal to $828.0 million ($10.00 per unit) of the net proceeds from SCH’s initial public offering and the sale of the private placement warrants was placed in the trust account. As of September 30, 2020, funds in the trust account totaled $828,096,607 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of SCH’s obligation to redeem 100% of the public shares if it does not complete a business combination by April 24, 2022 and (3) the redemption of all of the public shares if SCH is unable to complete a business combination by April 24, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of SCH public shares who properly exercise their redemption rights; to pay the Cash Consideration in connection with the Business Combination; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of Clover Health following the Business Combination. See the section entitled “Summary of the Proxy Statement/Prospectus—Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public shareholders vote in favor of the BCA Proposal and exercise their redemption rights?

A:

Our public shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

The Merger Agreement provides that the obligations of Clover to consummate the Mergers are conditioned on, among other things, that as of the Closing, the Trust Amount plus the PIPE Investment is at least equal to the Minimum Available Cash Amount. In addition, there is a mutual condition that the Trust Amount plus the Third Party PIPE Investment Amount be at least $300,000,000. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, in no event will we redeem public shares in an amount that would cause Clover Health’s net tangible assets (as determined in accordance with Rule 3a5 1-1 (g)(1) of the Exchange Act) to be less than $5,000,001.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of SCH and Clover, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and any other required regulatory approvals, (iv) receipt of approval for listing on Nasdaq of the shares of Clover Health Class A common stock to be issued in connection with the Mergers, (v) that Clover Health have at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions.

In addition, prior to the Closing, Clover will consummate the Pre-Closing Restructuring Plan, and it is a condition to the obligations of SCH and Merger Sub to consummate the Mergers that the Pre-Closing Restructuring Plan has been completed. Further, another condition to SCH’s and Merger Sub’s obligations to consummate the Mergers is the absence of a material adverse effect on Clover.

For more information about conditions to the consummation of the Business Combination, see the section entitled “BCA Proposal—The Merger Agreement.”

Q:	When do you expect the Business Combination to be completed?

A:

It is currently expected that the Business Combination will be consummated in the first quarter of 2021. This date depends, among other things, on the approval of the proposals to be put to SCH shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by SCH’s shareholders at the extraordinary general meeting and SCH elects to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting. For a description of the conditions for the completion of the Business Combination, see the section entitled “BCA Proposal—The Merger Agreement.”

Q:	What happens if the Business Combination is not consummated?

A:

SCH will not complete the Domestication to Delaware unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the Merger Agreement. If SCH is not able to complete the Business Combination with Clover by April 24, 2022 and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Cayman Constitutional Documents, SCH will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Q:	Do I have appraisal rights in connection with the proposed Business Combination and the proposed Domestication?

A:	Neither SCH’s shareholders nor SCH’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Q:	What do I need to do now?

A:

SCH urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or warrant holder. SCH’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:

If you are a holder of record of ordinary shares on the record date for the extraordinary general meeting, you may vote in person or virtually at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person or virtually, obtain a valid proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

Q:	When and where will the extraordinary general meeting be held?

A:

The extraordinary general meeting will be held at                                         , Eastern Time, on                          2020, at 525 University Ave, Palo Alto, California 94301, or virtually via live webcast at https://www.cstproxy.com/socialcapitalhedosophiaholdingsiii/sm2020 or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

SCH has fixed                    , 2020 as the record date for the extraordinary general meeting. If you were a shareholder of SCH at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or virtually or is represented by proxy at the extraordinary general meeting.

Q:	How many votes do I have?

A:

SCH shareholders are entitled to one vote at the extraordinary general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date for the extraordinary general meeting, there were                ordinary shares issued and outstanding, of which                were issued and outstanding public shares.

Q:	What constitutes a quorum?

A:

A quorum of SCH shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or virtually or by proxy. As of the record date for the extraordinary general meeting,                 ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the extraordinary general meeting?

A:	The following votes are required for each proposal at the extraordinary general meeting:

(i)

BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iii)

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iv)

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(v)

Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vi)

Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vii)

Management Incentive Plan Proposal: The approval of the Management Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(viii)

ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(ix)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Q:	What are the recommendations of SCH’s board of directors?

A:

SCH’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of SCH’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Management Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	How does the Sponsor intend to vote their shares?

A:

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to vote all the founder shares and any other public shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Clover or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, the existing stockholders of Clover or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) Clover Health’s net tangible assets (as determined in accordance with Rule 3a51-(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on our ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. SCH will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	What happens if I sell my SCH ordinary shares before the extraordinary general meeting?

A:

The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Shareholders may send a later-dated, signed proxy card to SCH’s Secretary at SCH’s address set forth below so that it is received by SCH’s Secretary prior to the vote at the extraordinary general meeting (which is scheduled to take place on                , 2020) or attend the extraordinary general meeting in person or virtually and vote. Shareholders also may revoke their proxy by sending a notice of revocation to SCH’s Secretary, which must be received by SCH’s Secretary prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the extraordinary general meeting?

A:

If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a stockholder or warrant holder of Clover Health. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder or warrant holder of SCH. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).

Q:	What should I do with my share certificates, warrant certificates or unit certificates?

A:

Our shareholders who exercise their redemption rights must deliver (either physically or electronically) their share certificates to Continental, SCH’s transfer agent, prior to the extraordinary general meeting.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                , Eastern Time, on                , 2020 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Upon the Domestication, holders of SCH units, Class A ordinary shares, Class B ordinary shares and warrants will receive shares of Clover Health Class A common stock and warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their units, Class A ordinary shares (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), Class B ordinary shares or warrants.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A:

SCH will pay the cost of soliciting proxies for the extraordinary general meeting. SCH has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the extraordinary general meeting. SCH has agreed to pay Morrow a fee of $37,500, plus disbursements (to be paid with non-trust account funds). SCH will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of SCH Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of SCH Class A ordinary shares and in obtaining voting instructions from those owners. SCH’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the extraordinary general meeting?

A:

The preliminary voting results will be expected to be announced at the extraordinary general meeting. SCH will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four business days after the extraordinary general meeting.

Q:	Who can help answer my questions?

A:

If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call (203) 658-9400

Email: IPOC.info@investor.morrowsodali.com

You also may obtain additional information about SCH from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to Continental, SCH’s transfer agent, at the address below prior to the extraordinary general meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                 ,                 Eastern Time, on                , 2020 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company 1 State Street, 30th floor

New York, NY 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “BCA Proposal—The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.

Combined Business Summary

At Clover Health, we are singularly focused on creating great, sustainable healthcare to improve every life. We have centered our strategy on building and deploying technology that we believe will enable us to solve a significant data problem while avoiding the limitations of legacy approaches. Currently, as a next-generation Medicare Advantage insurer, we leverage our flagship software platform, the Clover Assistant, to provide America’s seniors with PPO and HMO plans that are the obvious choice for Medicare-eligible consumers. We call our plans “Obvious” because we believe they are highly affordable—offering most of our members the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets—and provide peace of mind with wide network access and the same cost-sharing (co-pays and deductibles) for physicians who are in- and out-of-network. By empowering physicians with data-driven, personalized insights at the point of care through our software platform, we believe we can improve clinical decision-making and viably offer these “Obvious” plans at scale, through an asset-light approach. Today, we have the highest membership growth rate among Medicare Advantage plans in the United States with over 50,000 members, based on CMS enrollment data, and reach a broad array of consumers, including traditionally underserved populations. We believe our growth potential in existing and future markets is high.

Like successful technology innovators in other sectors, we are seeking to disrupt our industry from within by building a technology-centric ecosystem, enabling rapid software iteration and dramatic value creation. Our internally-developed technology platform could have been built only because we operate it ourselves, within our own MA plan. This approach uniquely positions us to close the healthcare feedback loop with technology, linking clinical data and physician action.

The Clover Assistant enables us to succeed via a scalable technology-driven virtuous growth cycle:

•	We broadly disseminate the Clover Assistant free-of-charge to primary care physicians (“PCPs”) who use it at the point of care while treating our members.

•

The Clover Assistant provides essential information and personalized care recommendations to PCPs, driving real-time, data-driven decision-making, which results in better care for our members and strong plan performance. Powered by its closed feedback loop, our platform continuously improves as we collect more data from growth in engagement and continue to iterate.

•	We invest our improved plan economics into lowering our members’ out-of-pocket costs while improving their benefits, including broad freedom of choice in selecting their physicians.

•	We invest our improved plan economics into lowering our members’ out-of-pocket costs while improving their benefits, including broad freedom of choice in selecting their physicians.

•

We drive strong, industry-leading organic membership growth, as compared to other MA plans with over 50,000 members, as consumers select our “Obvious” plans and receive care from physicians on the Clover Assistant, generating broader usage of the platform and thus restarting the cycle.

We have succeeded with this approach in our established markets and seek to replicate it in all markets that we enter.

We drive adoption and use of the Clover Assistant across our PCP network by focusing on continuously improving its user-centric design, highly actionable and real-time clinical content, enhanced and rapid payment for Clover Assistant visits and simple onboarding. As of September 30, 2020, over 2,300 PCPs, who already treat our members and are responsible for caring for 65% of our total membership, had contracted to use the Clover Assistant to manage our members’ care. In addition, the Clover Assistant delights physicians, as evidenced by our positive NPS of 59 for the six months ended September 30, 2020. The Clover Assistant’s NPS is comparable to those of leading consumer technology platforms, such as Netflix and Amazon, and stands in stark contrast to the average negative NPS of -44 of legacy medical record software products, including EHRs such as athenahealth, Epic or NextGen, in 2016. Additionally, onboarded physicians are highly engaged, using the Clover Assistant for 92% of their member visits in 2019.

High PCP engagement with the Clover Assistant enables real-time, data-driven decision-making for our members at the point of care and drives rapid software iteration: the more that physicians use the Clover Assistant, the more it learns and furthers the precision of personalized data-driven recommendations. We combine our payor data with physician-generated data and use this powerful closed feedback loop to continuously tune our clinical rules and machine learning models, as well as to select and prioritize future software capabilities. On average, we have released an updated version once every three weeks since the launch of the Clover Assistant in July 2018. The use and continuous improvement of the Clover Assistant has resulted in not only improved clinical decision-making but also strong plan performance, which is evident in improvements to our MCR, a measure defined as our total net medical claims expenses incurred divided by premiums earned. We use MCR to assess gross profit for our plans and reduce medical expenses through the use of the Clover Assistant. For the three and twelve months ended March 31, 2020, our MCR for returning members with a PCP who used the Clover Assistant was 82.0% and 85.6%, respectively, which was on average, 1,100 and 730 basis points lower, respectively, than the MCR for returning members with a PCP who did not use the Clover Assistant. These MCRs already take into account our attractive plan design, so if we were to offer narrow-network plans at competitor benefits, we believe our MCR would be significantly better. The platform also facilitates identifying and engaging with our most at-risk members for our many clinical programs designed to provide additional targeted care support, which further drives better plan performance. For example, since the inception of our in-home complex care program on May 1, 2017, until March 31, 2020, inpatient admissions and the MCR of the 1,061 program enrollees were 12% and 1,900 basis points lower, respectively, than the admissions and MCR of 716 people in a matched control group.

As the improved care made possible by the Clover Assistant results in improved plan economics, we are able to return a material portion of our savings to members through our “Obvious” plans. We strive to continuously lower our members’ out-of-pocket costs and provide them with market-leading benefits. Most of our members are enrolled in plans that offer the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets while also providing peace of mind with broad network access and with the same in- and out-of-network costs for physician visits. For example, based on a company analysis that assumes a lifetime of seven years on Medicare, Clover estimates that its highest enrolled plan offers a 17% average lifetime cost savings compared to the highest enrolled MA competitor plan in Clover’s five largest markets. Likewise, based on a similar company analysis, Clover estimates that its highest enrolled plan offers a 41% average lifetime cost savings compared to Original Medicare, taking into account the Kaiser Family Foundation’s reported average Original Medicare enrollee’s out-of-pocket spending on medical and long-term care services in 2016.

As a result of our “Obvious” plans, we have achieved significant organic membership growth. Our membership has expanded from 30,677 as of January 1, 2018, to 57,503 as of September 30, 2020, representing 25% share of the individual, non-SNP MA market in our established markets, which we define as markets where an insurer has over 500 members as of the end of the prior year. This expansion has largely been driven by our nation-leading established market take rate, which has averaged more than 50% over the past three years across a group of counties in New Jersey that grew from eight to 13 over the period. Established market take rate is derived from publicly available CMS data and represents the number of members gained by an insurer as a percentage of the total number of incremental MA members added to comparable plans in established markets. This rapid growth generated a 59.1% increase in our total revenues from $290.6 million for the year ended December 31, 2018, to $462.3 million for the year ended December 31, 2019, and our gross premiums earned, before the impact of premiums ceded to third party reinsurers under reinsurance agreements, grew 29.4%, from $353.9 million to $457.8 million over the same period. For the nine months ended September 30, 2020, our total revenues were $506.7 million and gross premiums earned were $501.5 million as compared to $347.0 million in total revenues and $344.3 million in gross premiums earned for the nine months ended September 30, 2019, in each case, representing a 46% increase. During 2018 and 2019, we also built the infrastructure to deliver on a more efficient healthcare experience for our members, resulting in net losses of $(201.9) million and $(363.7) million for the years ended December 31, 2018 and 2019. For the years ended December 31, 2018 and 2019, our adjusted EBITDA was $(177.1) million and $(175.5) million, respectively, and our Adjusted EBITDA Margin was (50.1)% and (38.3)%, respectively. For the nine months ended September 30, 2020, our net loss was $(10.0) million, our adjusted EBITDA was $(11.0) million and our Adjusted EBITDA Margin was (2.2)%. Our improved results in the current year were the result of operational execution as well as reduced utilization of healthcare services as a result of COVID-19. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures not presented in accordance with GAAP. See the section entitled “Selected Historical Financial Information of Clover—Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA and Adjusted EBITDA Margin as financial measures and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

The Parties to the Business Combination

SCH

Social Capital Hedosophia Holdings Corp. III is a blank check company incorporated on October 18, 2019 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. SCH has neither engaged in any operations nor generated any revenue to date. Based on SCH’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On April 24, 2020, SCH consummated its initial public offering of its units, with each unit consisting of one SCH Class A ordinary share and one-third of one public warrant. Simultaneously with the closing of the initial public offering, SCH completed the private sale of 10,933,333 private placement warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor generating gross proceeds to us of $16.4 million. The private placement warrants are identical to the warrants sold as part of the units in SCH’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of SCH’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of SCH’s initial public offering, a total of $828.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. As of September 30, 2020, funds in the trust account totaled $828,096,607. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend SCH’s Cayman Constitutional Documents to modify the substance or timing of SCH’s obligation to redeem 100% of the public shares if it does not complete a business combination by April 24, 2022 and (3) the redemption of all of the public shares if SCH is unable to complete a business combination by April 24, 2022, subject to applicable law.

The SCH units, SCH Class A ordinary shares and SCH warrants are currently listed on the NYSE under the symbols “IPOC.U,” “IPOC,” and “IPOC.WS,” respectively.

SCH’s principal executive office is located at 317 University Ave, Suite 200, Palo Alto, California, 94301. Its telephone number is (650) 521-9007. SCH’s corporate website address is www.SocialCapitalHedosophiaHoldings.com. SCH’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Merger Sub

Asclepius Merger Sub Inc. (“Merger Sub”) is a Delaware corporation, incorporated on October 1, 2020, and a wholly owned subsidiary of SCH. The Merger Sub does not own any material assets or operates any business.

Clover

Clover is a Delaware corporation incorporated in July 2014 as CarePoint Investments, Corp. In April 2015, Clover changed its name to Clover Health Investments, Corp. Clover and its subsidiaries principally operate as a next-generation Medicare Advantage (“MA”) insurer, which leverages Clover’s flagship software platform, the Clover Assistant, to provide America’s seniors with preferred provider organization (“PPO”) and health maintenance organization (“HMO”) plans that Clover believes are the obvious choice for Medicare-eligible consumers. By empowering physicians with data-driven, personalized insights at the point of care through Clover’s software platform, Clover believes it can improve clinical decision-making and viably offer these “Obvious” plans at scale, through an asset-light approach. Clover is seeking to disrupt the healthcare industry from within by building a technology-centric ecosystem, enabling rapid software iteration and dramatic value creation. Clover believes its internally-developed technology platform could have been built only because Clover operates it themselves, within its own MA plan. In addition, Clover believes its approach uniquely positions them to close the healthcare feedback loop with technology, linking clinical data and physician action. Clover’s principal executive office is located at 725 Cool Springs Boulevard, Suite 320, Franklin, Tennessee 37067. Its telephone number is (201) 432-2133.

Proposals to be Put to the Shareholders of SCH at the Extraordinary General Meeting

The following is a summary of the proposals to be put to the extraordinary general meeting of SCH and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

BCA Proposal

As discussed in this proxy statement/prospectus, SCH is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement, dated as of October 5, 2020, by and among SCH, Merger Sub and Clover, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, following the Domestication of SCH to Delaware as described below, the mergers of (x) Merger Sub with and into Clover, with Clover surviving the merger as a wholly owned subsidiary of SCH (the “First Merger”) and (y) the Company with and into SCH, with SCH surviving the merger (the “Second Merger” and together with the First Merger, the “Mergers”), in each case in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “BCA Proposal—SCH’s Board of Directors’ Reasons for the Business Combination,” SCH’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for SCH’s initial public offering, including that the business of Clover and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Merger Agreement, see the section entitled “BCA Proposal.”

Aggregate Merger Consideration

As a result of and upon the closing of the Mergers (the “Closing”), among other things, (i) all outstanding shares of Clover common stock (after giving effect to the Pre-Closing Restructuring Plan, as more fully described elsewhere in this proxy statement/prospectus) as of immediately prior to the effective time of the First Merger, will be cancelled in exchange for the right to receive, or the reservation of (as applicable), at the election of the holders thereof (except with respect to the shares held by entities affiliated with Vivek Garipalli and the holders of the Convertible Securities who will receive only shares of Clover Health B common stock), an amount in cash, shares of Clover Health Class B common stock, or a combination thereof, as adjusted in accordance with the Merger Agreement, which in the aggregate will equal an amount in cash of up to $500,000,000 (less any redemptions from SCH’s public shareholders) (the “Cash Consideration”) and a number of shares of Clover Health Class B common stock equal to (A) 350,000,000, minus (B) the aggregate amount of Clover Health Class B common stock to be paid in respect of the shares held by entities controlled by Vivek Garipalli and the holders of the Convertible Securities, minus (C) the aggregate amount of Clover Health Class B common stock that would be issuable upon the net exercise or conversion, as applicable, of the Clover Awards, minus (D) the quotient obtained by dividing (x) the Cash Consideration by (y) $10.00; (ii) shares of Clover held by entities controlled by Vivek Garipalli and the holders of the Convertible Securities immediately prior to the effective time of the First Merger will be cancelled in exchange for the right to receive shares of Clover Health Class B common stock based on the Exchange Ratio; and (iii) all shares of Clover common stock reserved in respect of the Clover Awards outstanding as of immediately prior to the effective time of the First Merger, will be converted, based on the Exchange Ratio, into awards based on shares of Clover Health Class B common stock, which will, in the case of all shares described in clauses (i), (ii) and (iii) hereof, in the aggregate equal an aggregate merger consideration of $3,500,000,000 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of the Clover Awards is calculated assuming that all Clover Health Options are net-settled (although Clover Health Options may by their terms be cash-settled, resulting in additional dilution). The Aggregate Merger Consideration does not take into account certain additional issuances to Clover management pursuant to the MIP. For further details, see the section entitled “BCA Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by SCH’s and Clover’s shareholders of the Business Combination and related agreements and transactions, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of any other required regulatory approvals, (iv) approval for listing on Nasdaq of the shares of Clover Health Class A common stock to be issued in connection with the Mergers, (v) that Clover Health has at least $5,000,001 of net tangible assets upon Closing and (vi) the absence of any injunctions.

In addition, prior to the Closing, Clover will consummate the Pre-Closing Restructuring Plan, and it is a condition to the obligations of SCH and Merger Sub to consummate the Mergers that the Pre-Closing Restructuring Plan has been completed. Further, another condition to SCH’s and Merger Sub’s obligations to consummate the Mergers is the absence of a material adverse effect on Clover.

Other conditions to Clover’s obligations to consummate the Mergers include, among others, that as of the Closing, (i) the Domestication has been completed, and (ii) the Trust Amount and the PIPE Investment Amount, in the aggregate, is at least equal to the $700 million (the “Minimum Available Cash Amount”) (the “Minimum Cash Condition”).

If the Available SCH Cash (the sum of the Trust Amount and PIPE Investment) is equal to or greater than the Minimum Available Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. This condition is for the sole benefit of Clover, provided that there is a mutual condition that the Trust Amount plus the Third Party PIPE Investment Amount (as defined herein) be at least $300 million. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will SCH redeem public shares in an amount that would cause Clover Health’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

For further details, see the section entitled “BCA Proposal—The Merger Agreement.”

Domestication Proposal

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then SCH will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Merger Agreement, the board of directors of SCH has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of SCH’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while SCH is currently governed by the Cayman Islands Companies Law, upon the Domestication, Clover Health will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, SCH encourages shareholders to carefully review the information in the section entitled “Comparison of Corporate Governance and Shareholder Rights.”

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding SCH Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock, (2) each of the then issued and outstanding SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock (3) each then issued and outstanding SCH warrant will convert automatically into a Clover Health warrant, pursuant to the Warrant Agreement and (4) each of the then issued and outstanding SCH units that have not been previously separated into the underlying SCH Class A ordinary shares and underlying SCH warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Clover Health Class A common stock and one-third of one Clover Health warrant.

For further details, see the section entitled “Domestication Proposal.”

Organizational Documents Proposals

If the BCA Proposal and the Domestication Proposal are approved, SCH will ask its shareholders to approve by special resolution five separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents, under the Cayman Islands Companies Law, with the Proposed Organizational Documents, under the DGCL. SCH’s board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of Clover Health after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

A.

Proposal No. 3—Organizational Documents Proposal A—to authorize the change in the authorized capital stock of SCH from (i) 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, to (ii)              shares of Clover Health Class A common stock,              shares of Clover Health Class B common stock and              shares of Clover Health preferred stock;

B.

Proposal No. 4—Organizational Documents Proposal B—to authorize the board of directors of Clover Health to issue any or all shares of Clover Health preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the board of directors of Clover Health and as may be permitted by the DGCL;

C.

Proposal No. 5—Organizational Documents Proposal C—to provide that holders of shares of Clover Health Class A common stock will be entitled to cast one vote per share of Clover Health Class A common stock and holders of shares of Clover Health Class B common stock will be entitled to cast 10 votes per share of Clover Health Class B common stock on each matter properly submitted to Clover Health’s stockholders entitled to vote;

D.

Proposal No. 6—Organizational Documents Proposal D—to provide that the Clover Health board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term; and

E.

Proposal No. 7—Organizational Documents Proposal E—to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication and in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex J and Annex K, respectively), including (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp. III” to “Clover Health Investments, Corp.” in connection with the Business Combination, (2) making Clover Health’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) being subject to the provisions of Section 203 of DGCL and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of Clover Health after the Business Combination.

The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and SCH encourages shareholders to carefully review the information set out in the section entitled

“Organizational Documents Proposals” and the full text of the Proposed Organizational Documents of Clover Health.

Director Election Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal and the ESPP Proposal are approved, SCH’s shareholders are also being asked to approve by ordinary resolution the Director Election Proposal. Upon the consummation of the Business Combination, the Board will consist of              directors. For additional information on the proposed directors, see the section entitled “Director Election Proposal.”

Stock Issuance Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal and the ESPP Proposal are approved, SCH’s shareholders are also being asked to approve by ordinary resolution the Stock Issuance Proposal. For additional information, see the section entitled “Stock Issuance Proposal.”

Equity Incentive Plan Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Management Incentive Plan Proposal and the ESPP Proposal are approved, SCH’s shareholders are also being asked to approve by ordinary resolution the 2020 Plan, in order to comply with Section 312.03(a) of the NYSE Listed Company Manual and the Internal Revenue Code. For additional information, see the section entitled “Equity Incentive Plan Proposal.”

Management Incentive Plan Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the ESPP Proposal and the Equity Incentive Plan Proposal are approved, SCH’s shareholders are also asked to approve by ordinary resolution the MIP, in order to comply with Section 312.03(a) of the NYSE Listed Company Manual and the Internal Revenue Code. For additional information, see the section entitled “Management Incentive Plan Proposal.”

ESPP Proposal

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the Management Incentive Plan Proposal are approved, SCH’s shareholders are also being asked to approve by ordinary resolution the ESPP Proposal, in order to comply with Section 312.03(a) of the NYSE’s Listed Company Manual and the Internal Revenue Code. For additional information, see the section entitled “ESPP Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize SCH to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), SCH’s board of directors may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see the section entitled “Adjournment Proposal.”

SCH’s Board of Directors’ Reasons for the Business Combination

SCH was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the SCH board of directors consulted with SCH’s management and considered a number of factors. In particular, the SCH board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

•	Clover and the Business Combination. The SCH board of directors considered the following factors related to Clover and the Business Combination:

a.

Clover’s Large and Growing Market. The Medicare Advantage market is ripe for disruption due to a number of factors. It is the largest, undisrupted market in U.S. healthcare, worth approximately $270 billion in 2019 and expected to grow to $590 billion by 2025. Approximately 10,000 new people turn 65 every day and Medicare Advantage penetration is anticipated to rise from 36% in 2020 to 50% in 2025. U.S. healthcare currently faces widespread misaligned incentives and siloed and inactionable health data. As a Medicare Advantage insurer, the SCH board of directors believes that Clover can leverage the data stack, offer an opportunity for economic alignment and create a consumer driven marketplace with better health outcomes for members. Moreover, the Direct Contracting program, which is scheduled to begin in April 2021 for a period of at least five years and provides for payment incentives similar to those in Medicare Advantage for physician practices and other organizations serving Original Medicare beneficiaries, further expands Clover’s addressable market to include the Original Medicare market, which is expected to be worth $660 billion by 2025.

b.

Clover’s Superior Consumer Plans and Growing Customer Base. The SCH board of directors believes that Clover provides a fundamentally different approach to insurance, offering highly affordable, best-in-class plans that combine wide access to healthcare and supplemental benefits with low out-of-pocket expenses. Clover designs its plans to provide the access of a PPO at lower than HMO costs. Most of its members are enrolled in plans that offer the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets while also providing peace of mind with wide network access and with the same in-and out-of-network costs for physician visits. For example, based on a company analysis that assumes a lifetime of seven years on Medicare, Clover estimates that its highest enrolled plan offers a 17% average lifetime cost savings compared to the highest enrolled MA competitor plan in Clover’s five largest markets. Likewise, based on a similar company analysis, Clover estimates that its highest enrolled plan offers a 41% average lifetime cost savings compared to Original Medicare, taking into account the Kaiser Family Foundation’s reported average Original Medicare enrollee’s out-of-pocket spending on medical and long-term care services in 2016. The SCH board of directors believes that Clover’s best-in-class plans will continue to deliver market-leading growth, allowing Clover Assistant to capture and synthesize more data and ultimately drive better care.

c.

Clover’s Software Product Drives Better Care and a Virtuous Cycle. In a partnership with physicians, Clover’s software product, Clover Assistant, aggregates millions of relevant health data points per day—including, among others, claims data, medical charts, medication data, diagnostics data and EHR-generated data—and uses machine learning to synthesize that data with member-specific information. This provides physicians with actionable and personalized insights at the point of care to ultimately improve care for members. Physicians who use Clover Assistant to manage their patients have experienced lower costs, less waste and better patient outcomes. The SCH board of directors believes that Clover Assistant enables a virtuous growth cycle, whereby improved health outcomes and other factors lead to superior economics that Clover shares with members through lower costs and benefits. The Clover Assistant allows Clover to generate positive margins while maintaining significant growth—over the past three annually recurring election periods, Clover has grown its membership at a 27% CAGR, with Clover’s growth reaching 34% in the 2020 annual enrollment period. In addition, the Clover Assistant is differentiated by its flexible product architecture, which allows Clover to quickly scale its technology platform across geographies, healthcare delivery systems and provider IT infrastructures. For example, during the COVID-19 pandemic, Clover was able to rapidly build and deploy telehealth support using the Clover Assistant.

d.

Clover’s Rapid Growth and Expansive Future Opportunities. Today, Clover has the highest membership growth rate among Medicare Advantage plans in the United States with over 50,000 members and, as of September 30, 2020, serves more than 57,000 members in 34 counties across seven states. Clover’s membership growth has largely been driven by its nation-leading established market take rate, which has averaged more than 50% over the past three years in its established markets, or markets with over 500 members as of the end of the prior year. Further, the SCH board of directors believes that Clover’s software-centric approach enables efficient expansion into new markets, including to traditionally underserved markets. Clover is launching in an additional 74 counties and an eighth state in 2021 and recently announced a new partnership with Walmart to make co-branded Clover-Walmart plans available in eight Georgia counties that represented over 370,000 Medicare eligible beneficiaries in 2019.

e.

Experienced and Proven Management Team. The SCH board of directors believes that Clover’s management team has extensive experience in key aspects of the health insurance, technology, finance and healthcare industries. Clover’s management team is led by its co-Founder and Chief Executive Officer, Vivek Garipalli, who previously founded CarePoint Health, and also includes former officers, managers, or professionals of Google, CareMore Health Plan, McKesson, Mesirow Financial, UnitedHealth Group, ComplexCare Solutions, Cigna, the United State Department of Health and Human Services, the United States Department of Justice, Humana, Divide, Yale School of Medicine, UCSF School of Medicine, Bristol Meyers Squibb, Gorman Health Group, Microsoft and Healthcare Interactive. The SCH board of directors believes that under their leadership, Clover has built a technology and healthcare company that offers consumers the proposition of better outcomes and lower costs and has resulted in strong growth. The SCH board of directors expects that Clover’s executives will continue with the combined company following the Business Combination. For additional information regarding Clover Health’s executive officers, see the section entitled “Management of Clover Health. Following the Business Combination—Executive Officers.”

f.

Attractive Entry Valuation. Clover Health will have an anticipated initial pre-transaction enterprise value of $3.702 billion (excluding unrestricted cash and marketable securities on Clover’s balance sheet as of June 30, 2020 and the proceeds from the proposed transaction), implying a 4.2x multiple of 2021 projected revenue and a 2.1x multiple of 2023 projected revenue. After the completion of the Business Combination, the majority of the net cash from SCH’s trust account and the PIPE Investment (including after payment of the Cash Consideration) is expected to be held on Clover Health’s balance sheet to fund operations and support continued growth into new products and geographical markets.

For a more complete description of the SCH board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the SCH board of directors, see the section entitled “BCA Proposal—SCH’s Board of Directors’ Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see the section entitled “BCA Proposal—Related Agreements.”

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, SCH entered into a Sponsor Support Agreement, with the Sponsor, each director of SCH and Clover, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and each director of SCH agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. For additional information, see the section entitled “BCA Proposal—Related Agreements—Sponsor Support Agreement.”

Clover Holders Support Agreement

In connection with the execution of the Merger Agreement, SCH entered into a support agreement with Clover and certain stockholders of Clover Stockholders, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Clover Holders Support Agreement”). Pursuant to Clover Holders Support Agreement, certain Clover Stockholders agreed to, among other things, vote to adopt and approve, upon 48 hours after the registration statement is declared effective and delivered or otherwise made available to stockholders, the Merger Agreement and all other documents and transactions contemplated thereby, including the Pre-Closing Restructuring Plan, in each case, subject to the terms and conditions of Clover Holders Support Agreement. For additional information, see the section entitled “BCA Proposal—Related Agreements—Clover Holders Support Agreement.”

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, Clover Health, the Sponsor, certain former stockholders of Clover, Dr. James Ryans, Jacqueline Reses and the other parties thereto will enter into a Registration Rights Agreement, a copy of which is attached to this proxy statement/prospectus as Annex E (the “Registration Rights Agreement”), pursuant to which Clover Health will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Clover Health common stock and other equity securities of Clover Health that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. For additional information, see the section entitled “BCA Proposal—Related Agreements—Registration Rights Agreement.”

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, SCH entered into Subscription Agreements with the PIPE Investors (collectively, the “PIPE Subscription Agreements”), a copy of the form of which is attached to this proxy statement/prospectus as Annex D, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 40,000,000 shares of Clover Health common stock at $10.00 per share for an aggregate commitment amount of $400,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreements is conditioned upon, among other customary closing conditions, the consummation of the Business Combination. For additional information, see the section entitled “BCA Proposal—Related Agreements—PIPE Subscription Agreements.”

Ownership of Clover Health following Business Combination

As of the date of this proxy statement/prospectus, there are 103,500,000 ordinary shares issued and outstanding, which includes the 20,700,000 founder shares held by the Sponsor and related parties and the 82,800,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 38,533,333 warrants, which includes the 10,933,333 private placement warrants held by the Sponsor and the 27,600,000 public warrants. Each whole warrant entitles the holder thereof to purchase one SCH Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of Clover Health Class A common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination) the SCH fully diluted share capital would be 142,033,333.

It is anticipated that, following the Business Combination, (1) SCH’s public shareholders are expected to own approximately 18.7% of the outstanding Clover Health common stock and have approximately 2.6% of the total voting power, (2) Clover Stockholders (without taking into account any public shares held by Clover prior to the consummation of the Business Combination) are expected to own approximately 67.6% of the outstanding Clover Health common stock and have approximately 95.4% of the total voting power, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investors and the independent directors of SCH) are expected to collectively own approximately 8.2% of the outstanding Clover Health common stock and have approximately 1.2% of the total voting power and (4) the Third Party PIPE Investors are expected to own approximately 5.5% of the outstanding Clover Health common stock and have approximately 0.8% of the total voting power. These percentages assume (i) none of SCH’s current public shareholders exercise their redemption rights in connection with the Business Combination, (ii) (a) the vesting of all shares of Clover Health Class B common stock received in respect of the Clover Health Restricted Stock Awards, (b) the vesting and net-exercise of all Clover Health Options for shares of Clover Health Class B common stock, (c) the vesting of all Clover Health RSUs and the issuance of shares of Clover Health Class B common stock in respect thereof (other than the restricted stock units to be issued at the closing of the Business Combination to certain members of Clover management under the MIP as described in the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus) and (d) the issuance of shares of Clover Health Class B common stock as the Stock Consideration pursuant to the Merger Agreement, which, in the case of all shares described in clauses (a)-(d) hereof, in the aggregate equal 300,000,000 shares of Clover Health Class B common stock, and (iii) Clover Health issues 40,000,000 shares of Clover Health Class A common stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership retained by SCH’s existing shareholders in Clover Health (following the consummation of the Business Combination) will be different. As described more fully elsewhere in this proxy statement/prospectus, shares of Clover Health Class B common stock will have 10 votes per share, whereas shares of Clover Health Class A common stock will have one vote per share. Upon the consummation of the Business Combination, Clover Stockholders will hold all of the issued and outstanding shares of Clover Health Class B common stock.

The following table and charts illustrate varying ownership levels and voting power in Clover Health prior to and immediately following the consummation of the Business Combination based on the assumptions above.

	Share Ownership and Voting Power in Clover Health
	Pre-Business Combination			Post-Business Combination No Redemptions				Post-Business Combination Redemptions(1)
	Number of Shares	Percentage of Outstanding Shares	Percentage of Voting Power	Number of Shares		Percentage of Outstanding Shares	Percentage of Voting Power	Number of Shares		Percentage of Outstanding Shares	Percentage of Voting Power
Clover Stockholders	—	—	—	300,000,000	(2)	67.6%	95.4%	350,000,000	(3)	79.4%	97.5%
SCH’s public shareholders	82,800,000	80.0%	80.0%	82,800,000		18.7%	2.6%	30,000,000		6.8%	0.8%
Sponsor and related parties(4)	20,700,000	20.0%	20.0%	36,200,000		8.2%	1.2%	36,200,000		8.2%	1.0%
Third Party PIPE Investors	—	—	—	24,500,000		5.5%	0.8%	24,500,000		5.6%	0.7%

Total	103,500,000	100.0%	100.0%	443,500,000		100.0%	100.0%	440,700,000		100.0%	100.0%

(1)	Assumes redemptions of 52,800,000 Class A public shares of SCH in connection with the Business Combination at approximately $10.00 per share based on trust account figures as of September 30, 2020.

(2)

Assuming (a) the aggregate cash amount elected by Clover Stockholders is adjusted pro rata in accordance with the Merger Agreement so that the aggregate cash amount elected by the Clover Stockholders will equal $500,000,000 such that all Clover Stockholders subject to the cash/stock election will receive Mixed Election Consideration with a Mixed Election Percentage of     %, and (b) the Convertible Securities are converted into shares of Clover Class Z common stock assuming a Closing Date of             ,              shares are expected to be issued to existing Clover common and preferred stockholders,              shares are expected to be issued to existing holders of the Convertible Securities,              shares are expected to be issued to Clover warrant holders and              shares underlying options are expected to be included as part of consideration (with such options being calculated on a net-exercise basis).

(3)

Assuming (a) all Clover Stockholders only receive Stock Consideration and no Cash Consideration, and (b) the Convertible Securities are converted into shares of Clover Class Z common stock assuming a Closing Date of             ,             shares are expected to be issued to existing Clover common and preferred stockholders,              shares are expected to be issued to existing holders of the Convertible Securities,             shares are expected to be issued to Clover warrant holders and              shares underlying options are expected to be included as part of the consideration (with such options being calculated on a net-exercise basis).

(4)	Includes, as applicable, 15,500,000 shares subscribed for by the Sponsor Related PIPE Investors and 200,000 shares held by the independent directors of SCH.

Share Ownership in Clover Health(1)

Pre-Business Combination	Post-Business Combination No Redemptions	Post-Business Combination Redemptions

Voting Power in Clover Health(1)

Pre-Business Combination	Post-Business Combination No Redemptions	Post-Business Combination Redemptions

(1)

The varying ownership levels and voting power in Clover Health prior to and immediately following the consummation of the Business Combination displayed in these charts are based on the assumptions above and the assumptions noted in the table immediately above.

Date, Time and Place of Extraordinary General Meeting of SCH’s Shareholders

The extraordinary general meeting of the shareholders of SCH will be held at                , Eastern Time, on                 , 2020, at 525 University Ave, Palo Alto, California 94301, or virtually via live webcast at https://www.cstproxy.com/socialcapitalhedosophiaholdingsiii/sm2020, to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

SCH shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on                 , 2020, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. SCH warrants do not have voting rights. As of the close of business on the record date, there were                 ordinary shares issued and outstanding, of which                were issued and outstanding public shares.

Quorum and Vote of SCH Shareholders

A quorum of SCH shareholders is necessary to hold a valid meeting. A quorum will be present at the SCH extraordinary general meeting if a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or virtually or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. As of the record date for the extraordinary general meeting,                 ordinary shares would be required to achieve a quorum.

The Sponsor has agreed to vote all of its ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

The proposals presented at the extraordinary general meeting require the following votes:

(i)

BCA Proposal: The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(ii)

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iii)

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(iv)

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(v)

Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vi)

Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(vii)

Management Incentive Plan Proposal: The approval of the Management Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(viii)

ESPP Proposal: The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

(ix)

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of SCH that Clover Health redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)

(a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), SCH’s transfer agent, that Clover Health redeem all or a portion of your public shares for cash; and

(iii)	deliver your public shares to Continental, SCH’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                  , Eastern Time, on                , 2020 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, SCH’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, SCH’s transfer agent, Clover Health will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2020, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Clover Health Class A common stock that will be redeemed immediately after consummation of the Business Combination. See the section entitled “Extraordinary General Meeting of SCH—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither SCH shareholders nor SCH warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. SCH has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of SCH—Revoking Your Proxy.”

Interests of SCH’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of SCH’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and SCH’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of SCH shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

Prior to SCH’s initial public offering, the Sponsor purchased 17,250,000 SCH Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.0001 per share, and transferred 100,000 of such shares to each of Ms. Reses and Dr. Ryans at their original per-share purchase price, and SCH later effected a share capitalization increasing the total number of SCH Class B ordinary shares issued and outstanding from 17,250,000 to 20,700,000 in order to maintain the number of SCH Class B ordinary shares at 20% of the aggregate number of SCH’s issued and outstanding ordinary shares upon the consummation of SCH’s initial public offering. If SCH does not consummate a business combination by April 24, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 20,700,000 SCH Class B ordinary shares collectively owned by the Sponsor and two members of SCH’s board of directors (Jacqueline D. Reses and Dr. James Ryans) would be worthless because following the redemption of the public shares, SCH would likely have few, if any, net assets and because the Sponsor and SCH’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any SCH Class A ordinary shares and SCH Class B ordinary shares held by it or them, as applicable, if SCH fails to complete a business combination within the required period. Additionally, in such event, the 10,933,333 private placement warrants purchased by the Sponsor simultaneously with the consummation of SCH’s initial public offering for an aggregate purchase price of $16.4 million, will also expire worthless. Certain of SCH’s directors and executive officers, including Chamath Palihapitiya and Ian Osborne, also have a direct or indirect economic interest in such private placement warrants and in the 20,500,000 SCH Class B ordinary shares owned by the Sponsor. The 20,700,000 shares of Clover Health Class A common stock into which the 20,700,000 SCH Class B ordinary shares collectively held by the Sponsor, Dr. Ryans and Ms. Reses, will automatically convert in connection with the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $207 million based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of Clover Health Class A common stock will be subject to certain restrictions, including those described above, SCH believes such shares have less value. The 10,933,333 Clover Health warrants into which the 10,933,333 private placement warrants held by the Sponsor will automatically convert in connection with the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $16.9 million based upon the closing price of $1.55 per public warrant on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus.

•

The Sponsor (including its representatives and affiliates) and SCH’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to SCH. For example, Mr. Palihapitiya and Mr. Osborne, each of whom serves as an officer and director of SCH and may be considered an affiliate of the Sponsor, have also recently incorporated Social Capital Hedosophia Holdings Corp. II (“IPOB”), Social Capital Hedosophia Holdings Corp. IV (“IPOD”), Social Capital Hedosophia Holdings Corp. V (“IPOE”), and Social Capital Hedosophia Holdings Corp. VI (“IPOF”), all of which are blank check companies incorporated as a Cayman Islands exempted companies for the purpose of effecting their respective initial business combinations. Mr. Palihapitiya is the Chief Executive Officer and Chairman of the Board of Directors of IPOB, IPOD, IPOE and IPOF, Mr. Osborne is the President and a director of IPOB, IPOD, IPOE and IPOF, and each of our other officers is also an officer of IPOB, IPOD, IPOE and IPOF and owe fiduciary duties under Cayman Islands Companies Law to IPOB, IPOD, IPOE and IPOF. The Sponsor and SCH’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to SCH completing its initial business combination. Moreover, certain of SCH’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. SCH’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to SCH, and the other entities to which they owe certain fiduciary or contractual duties, including IPOB, IPOD, IPOE and IPOF. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in SCH’s favor and such potential business opportunities may be presented to other entities prior to their presentation to SCH, subject to applicable fiduciary duties under Cayman Islands Companies Law. SCH’s Cayman Constitutional Documents provide that SCH renounces its interest in any corporate opportunity offered to any director or officer of SCH unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of SCH and it is an opportunity that SCH is able to complete on a reasonable basis.

•

Mr. Palihapitiya has an indirect economic interest in the Business Combination pursuant to his affiliation with (i) an entity that had made a passive investment in Clover in 2015 in the amount of approximately $500,000 and therefore holds a beneficial interest in shares of Clover Capital Stock (as defined below) that will be exchanged for the right to receive shares of Clover Health Class B common stock in the Mergers, pursuant to the terms of the Merger Agreement, such estimated 209,426 shares of Clover Health Class B common stock (assuming the “no redemption” scenario set forth in the section entitled “Beneficial Ownership of Securities”) or 305,217 shares of Clover Health Class B common stock (assuming the “redemption” scenario set forth in the section entitled “Beneficial Ownership of Securities”) into which the 147,697 shares of Clover common stock held by this entity (after giving effect to the Pre-Closing Restructuring) will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $2.1 million or $3.1 million, respectively, based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus, and (ii) an entity that will receive 10,000,000 shares of Clover Health Class A common stock pursuant to its participation in the PIPE Investment as a Sponsor Related PIPE Investor in connection with the Business Combination, such shares, if unrestricted and freely tradable, would have had an aggregate market value of $100 million based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus. Furthermore, as noted above, Mr. Palihapitiya holds an indirect interest in the Sponsor, and therefore, the 20,500,000 SCH Class B ordinary shares and the 10,933,333 private placement warrants held by the Sponsor, which if unrestricted and freely tradable, would have had, in the aggregate, a market value of $221.9 million based upon the closing price of $10.00 per public share and $1.55 per public warrant, respectively, on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus.

•

SCH’s existing directors and officers will be eligible for continued indemnification and continued coverage under SCH’s directors’ and officers’ liability insurance after the Mergers and pursuant to the Merger Agreement.

•

The Sponsor Related PIPE Investors have subscribed for $155,000,000 of the PIPE Investment, for which they will receive 15,500,000 shares of Clover Health Class A common stock. See the section entitled “Certain Relationships and Related Person Transactions SCH Subscription Agreements” for additional information.

•

In the event that SCH fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, SCH will be required to provide for payment of claims of creditors that were not waived that may be brought against SCH within the ten years following such redemption. In order to protect the amounts held in SCH’s trust account, the Sponsor has agreed that it will be liable to SCH if and to the extent any claims by a third party (other than SCH’s independent auditors) for services rendered or products sold to SCH, or a prospective target business with which SCH has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of SCH’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•

In connection with SCH’s initial public offering, the underwriters of SCH’s initial public offering agreed to reimburse SCH for amounts paid by SCH to Connaught (UK) Limited for financial advisory services in an amount equal to 10% of the discount paid to the underwriters, of which $1,440,000 was paid at the closing of SCH’s initial public offering and up to $2,898,000 will be payable at the time of the closing of SCH’s initial Business Combination. Connaught (UK) Limited is an affiliate of SCH, the Sponsor and certain of SCH’s directors and officers.

•

A party related to our Sponsor has advanced funds to us for working capital purposes, including $0.8 million as of October 19, 2020. These outstanding advances have been documented in a promissory note, dated as of October 19, 2020 (the “Promissory Note”), issued by SCH to the Sponsor, pursuant to which SCH may borrow up to $2.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of April 24, 2022 and the date SCH consummates its initial business combination. If we do not complete our initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay such advances and any other working capital advances made to us, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to us, and such related party may not be able to recover the value it has loaned us and any other working capital advances it may make.

•

SCH’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SCH’s behalf, such as identifying and investigating possible business targets and business combinations. However, if SCH fails to consummate a business combination by April 24, 2022, they will not have any claim against the trust account for reimbursement. SCH’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $7.5 million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account). Accordingly, SCH may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

•

Pursuant to the Registration Rights Agreement, the Sponsor, the Sponsor Related PIPE Investors and SCH’s independent directors will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Clover Health Class A common stock and warrants held by such parties following the consummation of the Business Combination.

•

The Proposed Certificate of Incorporation will not contain a provision expressly electing that Clover Health will not be governed by Section 203 (Delaware’s “interested stockholder” statute) of the DGCL, and therefore, Clover Health will be subject to Section 203 of the DGCL.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, each of the Sponsor and the directors of SCH has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares of SCH.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Clover or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Clover or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (x) increase the likelihood of approving the Condition Precedent Proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on SCH’s ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. SCH will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposals—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Interests of Clover’s Directors and Officers in the Business Combination

Clover’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of SCH’s shareholders and warrant holders and of Clover Stockholders generally. These interests include, among other things, the interests listed below:

•

Treatment of Clover Equity Awards in the Business Combination. Under the Merger Agreement, all outstanding stock options and restricted stock units (“RSUs”) granted by Clover prior to the Closing will be converted to awards for shares of Clover Health Class B common stock that will be subject to same terms and conditions as were in effect prior to the Closing. See the section entitled “The Merger Agreement—Treatment of Clover Options, Restricted Stock Awards and Restricted Stock Unit Awards” for more information.

•	The amounts listed in the table below represent (i) the number of stock options and/or RSUs held by each executive officer and director of Clover immediately following consummation of the Business

Combination (assuming stock options are net-exercised), and (ii) the estimated intrinsic value of each executive officer and director’s stock options and RSUs. “Intrinsic value” in the case of stock options refers to the amount equal to (i) the excess of (a) $10.00 over (b) the exercise price of the option multiplied by (ii) the number of shares subject to the option. “Intrinsic value” in the case of RSUs refers to the amount equal to (i) $10.00 multiplied by (ii) the number of RSUs.

Name	Options(1)	RSUs(1)(2)	Intrinsic Value(1)
Vivek Garipalli	—/—	7,164,969/7,164,969	$71,649,690/$71,649,690
Andrew Toy	12,778,957/12,780,664	3,582,484/3,582,484	$125,340,129/$125,352,085
Gia Lee	1,911,266/1,911,522	—/—	$14,996,206/$14,998,214
Joseph Wagner	641,944/642,030	—/—	$4,582,761/$4,583,374
Jamie L. Reynoso	516,796/516,627	—/—	$2,801,526/$2,800,634
Chelsea Clinton(3)	685,080/685,172	—/—	$4,650,414/$4,648,653
Benjamin Peretz	—/—	—/—	—/—
Nathaniel S. Turner	—/—	—/—	—/—

(1)

The number on the left assumes that there would be 443,500,000 shares of capital stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario (based on the assumptions set forth in the Section entitled “Beneficial Ownership of Securities”), and the number on the right assumes that there would be 440,700,000 shares of capital stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption” scenario (based on the assumptions set forth in the Section entitled “Beneficial Ownership of Securities”).

(2)	Represents RSUs that will be granted prior to the Closing. See “Pre-Closing RSU Grants” below for more information.
(3)	Includes a stock option to purchase 90,084 shares that was granted to Ms. Clinton on October 30, 2020.

•

Pre-Closing RSU Grants. Before the Closing, Clover intends to grant performance-based Clover RSUs under the 2014 Plan to Mr. Garipalli and Mr. Toy, representing 2% in the case of Mr. Garipalli and 1% in the case of Mr. Toy, of the fully-diluted ownership of Clover effective as of immediately prior to the Closing. Based on Clover’s fully-diluted ownership as of September 30, 2020, Mr. Garipalli would receive 7,164,969 RSUs and Mr. Toy would receive 3,582,484 RSUs, in each case, on an as converted basis, which would have an intrinsic value of $71,649,690 and $35,824,840, respectively, assuming each underlying share is equal to $10.00. The terms of these RSUs are described in detail in the section entitled “Executive Compensation—Pre-Closing Equity Awards Under the 2014 Plan.”

•

RSU Grants Effective on Closing. In connection with the Business Combination, SCH will adopt the MIP in order to provide for the grant of time-based and performance-based RSU awards to Mr. Garipalli and Mr. Toy, representing 4% in the case of Mr. Garipalli and 2% in the case of Mr. Toy, of the number of shares of common stock outstanding (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP) of the combined company as of the Closing Date effective as of the Closing Date. The MIP was adopted by the SCH board of directors and is subject to approval by its shareholders.

Assuming that there would be 503,977,272 shares of capital stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP), Mr. Garipalli would receive 20,159,090 RSUs and Mr. Toy would receive 10,079,545 RSUs, which would have an intrinsic value of $201,590,900 and $100,795,450, respectively, assuming each underlying share is equal to $10.00.

Assuming that there would be 500,795,454 shares of capital stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP), Mr. Garipalli would receive 20,031,818 RSUs and Mr. Toy would receive 10,015,909 RSUs, which would have an intrinsic value of $200,318,180 and $100,159,090, respectively, assuming each underlying share is equal to $10.00.

For additional information about the Management Incentive Plan, see the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus.

•	Employment Agreements with SCH. SCH anticipates entering into employment agreements with each of the executive officers of Clover before the Closing, which will become effective at the Closing.

•

Employee Benefits. The Merger Agreement requires SCH to continue to provide certain compensation and benefits for at least a period of one year following the Closing, as well as to take certain actions in respect of employee benefits provided to continuing employees of Clover, including its executive officers. Assuming the value of each executive officer’s benefits is approximately $2,500 a month, each of Mr. Garipalli, Mr. Toy, Ms. Lee, Mr. Wagner and Ms. Reynoso will receive $30,000 in benefits for the one-year period following the Closing.

For additional information about the employee benefits required under the Merger Agreement, see the section entitled “BCA Proposal—The Merger Agreement—Covenants and Agreements—Covenants of SCH” in this proxy statement/prospectus.

•

Vivek Garipalli. Mr. Garipalli holds an indirect economic interest in the Business Combination pursuant to his affiliation with entities that hold beneficial interests in shares of Clover capital stock that will be exchanged for Clover Class Z common stock, immediately prior to the First Merger pursuant to a Share Exchange Agreement entered into in connection with the Mergers between entities affiliated with Mr. Garipalli and Clover, which shares will not be subject to the cash/stock election and will only be exchanged for the right to receive shares of Clover Health Class B common stock in the Mergers, pursuant to the terms of the Merger Agreement. In addition, Mr. Garipalli holds an indirect economic interest in the Business Combination pursuant to his affiliation with an entity that holds a convertible security of Clover that was amended pursuant to a convertible securities amendment and conversion agreement in connection with the Mergers to provide for conversion of the convertible security into such shares of Clover Class Z common stock as would have been issuable in the event of an initial public offering (excluding the dilutive effect of the founder shares and warrants held by the Sponsor), which shares will only be exchanged for the right to receive shares of Clover Health Class B common stock in the Mergers. For additional information about the convertible securities amendment and conversion agreement, see the section entitled “Certain Relationships and Related Person Transactions—Convertible Securities Financing” in this proxy statement/prospectus.

•

Benjamin Peretz. Mr. Peretz holds an indirect economic interest in the Business Combination pursuant to his affiliation with entities that hold convertible securities of Clover that were amended pursuant to a convertible securities amendment and conversion agreement in connection with the Mergers to provide for conversion of the convertible securities into such shares of Clover Class Z common stock as would have been issuable in the event of an initial public offering (excluding the dilutive effect of the founder shares and warrants held by the Sponsor). For additional information about the convertible securities amendment and conversion agreement, see the section entitled “Certain Relationships and Related Person Transactions—Convertible Securities Financing” in this proxy statement/prospectus.

Recommendation to Shareholders of SCH

SCH’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of SCH’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal “FOR” the Management Incentive Plan Proposal”, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination and (ii) that Clover Health issues or, as applicable, reserves for issuance in respect of Clover Awards outstanding as of immediately prior to the Closing that will be converted into awards based on Clover Health common stock, an aggregate of 300,000,000 shares of Clover Health Class B common stock as the Stock Consideration pursuant to the Merger Agreement. If the actual facts are different from these assumptions, the below figures will be different.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	$828	Cash on balance sheet	$683
PIPE Investment(2)	$400	Cash Consideration	$500
		Transaction fees and expenses(3)	$45

Total Sources	$1,228	Total Uses	$1,228

(1)	Calculated as of September 30, 2020.
(2)	Shares issued in the PIPE Investment are at a deemed value of $10.00 per share.
(3)	Includes deferred underwriting commission of $28.98 million and estimated transaction expenses.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, see the section entitled “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of SCH as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Clover Health immediately following the Domestication will be the same as those of SCH immediately prior to the Domestication.

The Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, SCH is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Clover issuing stock for the net assets of SCH, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Clover.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission, (“FTC”) certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 19, 2020, SCH and Clover filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. On November 3, 2020, SCH and Clover received notice that early termination had been granted.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. SCH cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, SCH cannot assure you as to its result.

Neither SCH nor Clover is aware of any material regulatory approvals or actions required by regulatory authorities for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions is required, such approvals or actions will be sought. There can be no assurance, however, that any approvals or actions, including any such additional approvals or actions will be obtained.

Emerging Growth Company

SCH is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in SCH’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. SCH has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, SCH, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of SCH’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of SCH’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Risk Factors

In evaluating the proposals to be presented at the SCH extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

These risk factors include, but are not limited to, the following:

•	Clover has incurred net losses since its inception, Clover anticipates increasing expenses in the future and Clover may not be able to achieve or maintain profitability.

•	Clover has relatively limited experience with the Clover Assistant, and initial results may not be indicative of future performance.

•

Clover’s future performance depends on increasing the lifetime value of enrollments, which are realized over several years, and any failure to do so could negatively affect its future prospects and results of operations, including its ability to attain or increase profitability.

•

If Clover fails to estimate, price for and manage medical expenses in an effective manner, the profitability of its Medicare Advantage plans could decline and could materially and adversely affect its results of operations, financial position and cash flows.

•	CMS’s risk adjustment payment system makes Clover’s revenue and profitability difficult to predict and could result in material retroactive adjustments to its results of operations.

•	Clover is subject to risks associated with the COVID-19 pandemic, which could have a material adverse effect on its business, results of operations, financial condition and financial performance.

•	If adoption and use of the Clover Assistant is lower than Clover expects, its growth may slow or stall, and its operating results could be adversely affected.

•	If Clover is unable to succeed in expanding its member base, its future growth would be limited and its business, financial condition and results of operations would be harmed.

•

Clover’s membership remains concentrated in certain geographic areas and populations exposing Clover to unfavorable changes in local benefit costs, reimbursement rates, competition and economic conditions.

•	Clover’s new markets, particularly rural markets, may not be as economical to serve as its existing markets.

•	Clover’s operating results may be adversely affected if it is unable to grow its provider networks and contract with providers, medical facilities and other entities on competitive terms.

•	Clover may be unable to effectively manage its growth, which could have a material adverse effect on its business, financial condition and results of operations.

•	Clover’s international operations pose certain risks to its business that may be different from risks associated with its domestic operations.

•	From time to time Clover is and may be subject to litigation or investigations, which could be costly and time-consuming to defend.

•

Clover derives substantially all of its total revenues from Medicare Advantage premiums now and expect to continue to derive a substantial portion of its total revenues in the future from Medicare Advantage premiums, and changes or developments in Medicare or the health insurance system and laws and regulations governing the health insurance markets in the United States could materially adversely affect its business, operating results, financial condition and prospects.

•	Neither the SCH board of directors nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.

•

Since the Sponsor and SCH’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of its shareholders, a conflict of interest may have existed in determining whether the Business Combination with Clover is appropriate as its initial business combination. Such interests include that Sponsor will lose its entire investment in SCH if its business combination is not completed.

•

The public stockholders will experience immediate dilution as a consequence of the issuance of Clover Health Class A common stock and Clover Health Class B common stock, as applicable, as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2020 Plan and the MIP. Having a minority share position may reduce the influence that SCH’s current stockholders have on the management of Clover Health.

•

The dual class structure of Clover Health common stock will have the effect of concentrating voting power with the Clover Stockholders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

SELECTED HISTORICAL FINANCIAL INFORMATION OF SCH

The selected historical condensed statements of operations data of SCH for the period from October 18, 2019 (date of inception) to December 31, 2019 and the condensed balance sheet data as of December 31, 2019 are derived from SCH’s audited annual condensed financial statements included elsewhere in this proxy statement/prospectus. The selected historical condensed statements of operations data of SCH for the nine months ended September 30, 2020 and the condensed balance sheet data as of September 30, 2020 are derived from SCH’s unaudited interim financial statements included elsewhere in this proxy statement/prospectus. In SCH’s management’s opinion, the unaudited interim condensed financial statements include all adjustments necessary to state fairly SCH’s financial position as of September 30, 2020 and the results of operations for the nine months ended September 30, 2020.

SCH’s historical results are not necessarily indicative of the results that may be expected in the future and SCH’s results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020 or any other period. The information below is only a summary and should be read in conjunction with the sections entitled “SCH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About SCH” and the financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

SCH is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

	For the Nine Months Ended September 30, 2020	For the Period from October 18, 2019 (inception) through December 31, 2019
Statement of Operations Data
Revenue	$—	$—
Formation and operating costs	$(2,446,176)	$(17,631)

Loss from operations	(2,446,176)	(17,631)
Other income:
Interest income	96,607	—
Net loss	$(2,349,569)	$(17,631)

Weighted average shares basic outstanding and diluted	20,157,288	1
Basic and diluted net loss per ordinary share	$(0.12)	$(17,631)

	September 30, 2020	December 31, 2019
Balance Sheet Data
Total assets	$828,688,734	$100,346
Total liabilities	$30,787,280	$117,977
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 3,519,105 and none issued and outstanding (excluding 79,280,895 and no shares subject to possible redemption) at September 30, 2020 and December 31, 2019, respectively	352	—
Total shareholders’ equity (deficit)	5,000,003	(17,631)
Book value per share	$7.71	$(17,631)

(1)	Historical book value per share is calculated by taking total shareholders’ equity divided by total outstanding common shares as of the end of the period.

SELECTED HISTORICAL FINANCIAL INFORMATION OF CLOVER

The selected historical consolidated statements of operations data of Clover for the years ended December 31, 2019 and 2018 and the historical consolidated balance sheet data as of December 31, 2019 and 2018 are derived from Clover’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected historical consolidated statements of operations data of Clover for the nine months ended September 30, 2020 and 2019 and the consolidated balance sheet data as of September 30, 2020 are derived from Clover’s unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus. In Clover management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly Clover’s financial position as of September 30, 2020 and the results of operations for the nine months ended September 30, 2020 and 2019. Clover’s historical results are not necessarily indicative of the results that may be expected in the future and Clover’s results for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2020 or any other period. You should read the following selected historical consolidated financial data together with the section entitled “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Clover’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Years Ended December 31		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands, except per share data)
Statement of Operations Data:
Revenues
Premiums earned, net (Net of ceded premiums: 2018: $67,403; 2019: $832; nine months ended 2019: $701; nine months ended 2020: $383)	$286,515	$456,926	$343,549	$501,100
Other income	3,052	801	295	3,329
Investment income, net	1,060	4,539	3,147	2,226

Total revenues	290,627	462,266	346,991	506,655

Expenses
Net medical claims incurred	279,050	450,645	337,441	410,540
Salaries and benefits	85,117	91,626	73,825	57,339
General and administrative expense	103,040	94,757	65,596	79,798
Premium deficiency reserve expense (benefit)	9,605	7,523	(7,203)	(16,357)
Depreciation and amortization	487	551	434	413
Other expense	—	363	279	—

Total expenses	477,299	645,465	470,372	531,733

Loss from operations	(186,672)	(183,199)	(123,381)	(25,078)

Change in fair value of warrants	8,251	2,909	1,925	31,903
Interest expense	6,954	23,155	15,637	25,560
Amortization of notes and securities discount	51	15,913	10,041	14,935
Loss (gain) on derivative	—	138,561	134,082	(87,475)

Net loss	$(201,928)	$(363,737)	$(285,066)	$(10,001)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(4.81)	$(8.56)	$(6.71)	$(0.23)

Weighted average common shares outstanding—basic and diluted	42,011,938	42,469,175	42,491,451	42,849,576

(1)

See Clover’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted.

	Years Ended December 31,				Nine Months Ended September 30,
	2018		2019		2019		2020
	Total	PMPM(1)	Total	PMPM(1)	Total	PMPM(1)	Total	PMPM(1)
	(in thousands, except PMPM amounts)
Other Data:
Members as of period end	32,529	N/A	42,592	N/A	42,087	N/A	57,503	N/A
Premiums earned, gross	$353,918	$937	$457,758	$927	$344,250	$939	$501,483	$986
Premiums earned, net	$286,515	$758	$456,926	$925	$343,549	$937	$501,100	$985
Medical claim expense incurred, gross	$343,529	$909	$452,261	$916	$338,271	$923	$411,243	$808
Net medical claims incurred	$279,050	$739	$450,645	$912	$337,441	$920	$410,540	$807
Medical care ratio, gross	97.1%	N/A	98.8%	N/A	98.3%	N/A	82.0%	N/A
Medical care ratio, net	97.4%	N/A	98.6%	N/A	98.2%	N/A	81.9%	N/A
Net Loss	$(201,928)	N/A	$(363,737)	N/A	$(285,066)	N/A	$(10,001)	N/A
Adjusted EBITDA(2)	$(177,146)	N/A	$(175,457)	N/A	$(116,345)	N/A	$(11,031)	N/A
Adjusted EBITDA Margin(2)	(50.1%)	N/A	(38.3%)	N/A	(33.8%)	N/A	(2.2%)	N/A

(1)

Calculated per member per month figures (“PMPM”) are based on the applicable amount divided by member months in the given period. Member months represents the number of months members are enrolled in a Clover plan in the period.

(2)	Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are not calculated in accordance with U.S. GAAP. See the section entitled “—Non-GAAP financial measures.”

	As of December 31,		As of September 30,
	2018	2019	2020
	(in thousands, except per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$75,403	$67,598	$89,732
Working capital	7,371	111,068	53,898
Total assets	210,597	337,021	326,338
Notes payable, net of discount and deferred issuance costs	49,252	57,917	96,114
Derivative liabilities	—	138,561	51,086
Warrant payable	14,836	17,672	49,402
Convertible preferred stock	447,747	447,747	447,747
Total stockholders’ deficit	(502,574)	(448,537)	(488,014)
Book value per share (1)	$(11.90)	$(11.44)	$(11.34)

(1)	Historical book value per share is calculated by taking total stockholders’ equity divided by total outstanding common shares as of the end of the period.

Non-GAAP Financial Measures

The following tables present certain non-GAAP financial measures for each fiscal year presented below. In addition to our results determined in accordance with GAAP, we believe these non-GAAP financial measures are useful in evaluating our operating performance. See below for a description of the non-GAAP financial measures and their limitations as an analytical tool.

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)
Adjusted EBITDA	$(177,146)	$(175,457)	$(116,345)	$(11,031)
Adjusted EBITDA Margin	(50.1)%	(38.3)%	(33.8)%	(2.2)%

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, amortization of notes and securities discounts, provision for income taxes, depreciation and amortization expense, change in fair value of warrants expense, loss (gain) on derivative, restructuring cost, stock-based compensation expense and health insurance industry fee. Adjusted EBITDA Margin is a non-GAAP financial measure defined by us as Adjusted EBITDA divided by premiums earned, gross. Adjusted EBITDA and Adjusted EBITDA Margin are key measures used by our management and the board of directors to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA and Adjusted EBITDA Margin can provide useful measures for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information in understanding and evaluating our operating results in the same manner as our management and our board of directors.

Limitations and Reconciliations of Non-GAAP Financial Measures

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under GAAP. There are a number of limitations related to the use of non-GAAP financial measures versus comparable financial measures determined under GAAP. For example, other companies in our industry may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance. In addition, our calculation of Adjusted EBITDA excludes payments of the health insurance industry fee while other companies in our industry might not exclude this fee, which has been suspended in two of the last four years and permanently repealed beginning in 2021. All of these limitations could reduce the usefulness of these non-GAAP financial measures as analytical tools. Investors are encouraged to review the related GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures and to not rely on any single financial measure to evaluate our business.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)
Net Loss:	$(201,928)	$(363,737)	$(285,066)	$(10,001)
Adjustments
Interest expense	6,954	23,155	15,637	25,560
Amortization of notes and securities discounts	51	15,913	10,041	14,935
Income taxes	—	—	—	—
Depreciation and amortization	487	551	434	413
Change in fair value of warrant expense	8,251	2,909	1,925	31,903
Loss (gain) on derivative	—	138,561	134,082	(87,475)
Restructuring cost	875	3,890	3,956	2,668
Stock-based compensation	3,556	3,301	2,646	4,949
Health insurance industry fee	4,608	—	—	6,017

Adjusted EBITDA	$(177,146)	$(175,457)	$(116,345)	$(11,031)
Premiums earned, gross	$353,918	$457,758	$344,250	$501,483

Adjusted EBITDA Margin	(50.1)%	(38.3)%	(33.8)%	(2.2)%

SELECTED UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma financial data is derived from the unaudited pro forma condensed combined balance sheet and statement of operations included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements are based on SCH’s historical financial statements and Clover’s historical consolidated financial statements as adjusted to give effect to the Business Combination and the PIPE Investment for an aggregate commitment amount of $400.0 million. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Business Combination, treated as a reverse recapitalization for accounting purposes, and the PIPE Investment as if they had been consummated on September 30, 2020. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019, give effect to the Business Combination and the PIPE Investment as if they had occurred on January 1, 2019, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X. Accordingly, the historical financial information has been adjusted to give pro forma effect to events that are: (i) directly attributable to the Business Combination and the PIPE Investment, (ii) are factually supportable and, (iii) with respect to the unaudited pro forma condensed combined statement of operations, are expected to have a continuing impact on the results of operations of the combined company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Business Combination and the PIPE Investment.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. SCH and Clover have not had any historical relationship prior to the business combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

This information should be read together with SCH’s and Clover’s historical financial statements and related notes, “Unaudited Pro Forma Condensed Combined Financial Information,” “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “SCH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined earnings per share information below present two conversion scenarios as follows:

•

Assuming No Redemption of SCH ordinary shares and Cash Election by Clover Stockholders:     This scenario assumes that (i) no public shareholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) Clover Health issues 300,000,000 shares of Clover Health Class B common stock, which, in the case of Clover Awards, will be shares underlying awards based on Clover Health Class B common stock to Clover Stockholders as the Stock Consideration pursuant to the Merger Agreement and an aggregate of $500.0 million of cash will be paid to those of the Clover Stockholders who are eligible to make a cash election on a pro rata basis; and

•	Assuming Maximum Redemption of SCH ordinary shares and no Cash Election by Clover Stockholders: This scenario assumes that (i) 52,800,000 of SCH’s outstanding public shares are redeemed in connection with the Business Combination and (ii) Clover Health issues 350,000,000 shares of Clover Health Class B common stock, which, in the case of Clover Awards, will be shares underlying awards based on Clover Health Class B common stock to Clover Stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement and there is no Cash Election by Clover Stockholders upon closing.

	Pro Forma
	Nine Months Ended September 30, 2020		Year Ended December 31, 2019
	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)
	(in thousands)
Combined Statement of Operations data:
Total revenue	$506,655	$506,655	$462,266	$462,266
Total operating expenses	531,889	531,889	645,483	645,483
Interest expense	3,541	3,541	6,465	6,465
Amortization of notes and securities discounts	74	74	401	401
Net loss	(28,859)	(28,859)	(190,083)	(190,083)

	As of September 30, 2020
	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)
	(in thousands)
Combined Balance sheet data:
Total assets	$1,008,243	$980,243
Total notes and securities payable, net of discounts and deferred issuance costs	$35,339	$35,339
Total liabilities	$194,886	$194,886
Total shareholders’ equity	$813,357	$785,357

COMPARATIVE PER SHARE DATA

The following table sets forth the per share data of each of SCH and Clover on a stand-alone basis and the unaudited pro forma combined per share data for the nine months ended September 30, 2020 and the year ended December 31, 2019 after giving effect to the Business Combination and the PIPE Investment with an aggregate commitment amount of $400.0 million, assuming the following in the two pro forma scenarios presented:

(i)

No SCH public shareholders exercise their redemption rights, and Clover Health issues 300,000,000 shares of Clover Health Class B common stock, which, in the case of Clover Awards, will be shares underlying awards based on Clover Health Class B common stock to Clover Stockholders as the Stock Consideration pursuant to the Merger Agreement and an aggregate of $500.0 million of cash will be paid to those of the Clover Stockholders who are eligible to make a cash election on a pro rata basis; and

(ii)

52,800,000 of SCH’s outstanding public shares are redeemed in connection with the Business Combination and (ii) Clover Health issues 350,000,000 shares of Clover Health Class B common stock, which, in the case of Clover Awards, will be shares underlying awards based on Clover Health Class B common stock to Clover Stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement and in which case no cash will be paid to any Clover Stockholder.

The pro forma earnings information for the nine months ended September 30, 2020 and for the year ended December 31, 2019 were computed as if the Business Combination and the PIPE Investment had been completed on January 1, 2019.

The historical book value per share is computed by dividing total shareholders’ equity by the number of SCH Ordinary Shares outstanding at the end of the period. The pro forma combined book value per Clover Health common share is computed by dividing total pro forma shareholders’ equity by the pro forma number of Clover Health common shares outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma income available to the combined company’s shareholders by the pro forma weighted-average number of Clover Health common shares outstanding over the period.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of SCH and Clover and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited SCH and Clover pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus. See “Selected Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of SCH and Clover would have been had the companies been combined during the periods presented.

	Nine Months Ended September 30, 2020
	SCH	Clover	Pro Forma Combined (No Redemptions)(1)	Pro Forma Combined (Full Redemptions)(1)
	(in thousands, except share and per share data)
Net loss attributable to common stockholders	$(2,443)	$(10,001)	$(28,859)	$(28,859)
Net loss excluding interest income from Trust Account(2)	$(2,447)	$(10,001)	$(28,859)	$(28,859)
Stockholders' equity (deficit)(3)	$797,901	$(488,014)	$813,357	$785,357
Shares subject to redemption	79,280,895
Ending shares	24,219,105	43,048,599	399,149,235	396,364,698
Weighted average common shares outstanding	20,157,288	42,849,576	399,149,235	396,364,698
Ending shares (including shares subject to redemption)	103,500,000
Book value per share(4)	$7.71		$2.04	$1.98
Basic net loss per common share(5)	$(0.12)		$(0.07)	$(0.07)
Diluted net loss per common share(5)	$(0.12)		$(0.07)	$(0.07)
Cash dividends per share	NA		NA	NA
Pro forma Clover Health equivalent per share data(6)
Book value (deficit) per share		$(11.34)	$4.21	$4.09
Basic net loss per common share		$(0.23)	$(0.15)	$(0.15)
Diluted net loss per common share		$(0.23)	$(0.15)	$(0.15)
Cash dividends per share		NA	NA	NA

	For the Period from October 18, 2019 (inception) to December 31, 2019	Year Ended December 31, 2019
	SCH	Clover	Pro Forma Combined (No Redemptions)(1)	Pro Forma Combined (Full Redemptions)(1)
	(in thousands, except share and per share data)
Net loss attributable to common stockholders	$(18)	$(363,737)	$(190,083)	$(190,083)
Net loss excluding interest income from Trust Account(2)	$(18)	$(363,737)	$(190,083)	$(190,083)
Shares subject to redemption	—
Ending shares	—	42,686,624	399,149,235	396,364,698
Weighted average common shares outstanding	1	42,469,175	399,149,235	396,364,698
Ending shares (including shares subject to redemption)	—
Basic net loss per common share(5)	$(17,631)		$(0.48)	$(0.48)
Diluted net loss per common share(5)	$(17,631)		$(0.48)	$(0.48)
Cash dividends per share	NA		NA	NA
Pro forma Clover Health equivalent per share data(6)
Basic net loss per common share		$(8.56)	$(0.98)	$(0.99)
Diluted net loss per common share		$(8.56)	$(0.98)	$(0.99)
Cash dividends per share		NA	NA	NA

(1)	Refer to Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 216.
(2)	Net loss for SCH excludes the portion of interest income attributable to SCH’s trust account. (Refer to page F-3 for details)
(3)	SCH’s shareholder’s equity includes capital amount subject to possible redemption.
(4)	Calculated based on total stockholder’s equity including shares subject to possible redemption.
(5)	Calculated based on weighted-average shares outstanding, excluding shares subject to possible redemption.
(6)

The pro forma Clover Health equivalent per share data is calculated by multiplying the pro forma combined data amounts by the exchange ratio of $2.0662 for each share of Clover common stock under scenario 1 and by the exchange ratio of $2.0665 for each share of Clover common stock under scenario 2.

MARKET PRICE AND DIVIDEND INFORMATION

SCH units, Class A ordinary shares and public warrants are currently listed on the New York Stock Exchange under the symbols “IPOC.U” and “IPOC” and “IPOC.WS,” respectively.

The most recent closing price of the units, common stock and redeemable warrants as of October 5, 2020, the last trading day before announcement of the execution of the Merger Agreement, was $13.71, $12.68 and $3.85, respectively. As of                  , 2020, the record date for the extraordinary general meeting, the most recent closing price for each unit, common stock and redeemable warrant was $            , $             and $            , respectively.

Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of SCH’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus, there was one holder of record of SCH’s Class A ordinary shares, three holders of record of SCH’s Class B ordinary shares, one holder of record of SCH units and two holders of SCH warrants. See the section entitled “Beneficial Ownership of Securities.”

Dividend Policy

SCH has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of Clover Health subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of Clover Health’s board of directors. SCH’s board of directors is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that Clover Health’s board of directors will declare any dividends in the foreseeable future. Further, the ability of Clover Health to declare dividends may be limited by the terms of financing or other agreements entered into by Clover Health or its subsidiaries from time to time.

Price Range of Clover’s Securities

Historical market price information regarding Clover is not provided because there is no public market for Clover’s securities. For information regarding Clover’s liquidity and capital resources, see the section entitled “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

RISK FACTORS

SCH shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Clover and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Clover Health and its subsidiaries following the consummation of the Business Combination.

Risks Related to Clover’s Business and Industry

We have incurred net losses since our inception, we anticipate increasing expenses in the future and we may not be able to achieve or maintain profitability.

We have incurred significant net losses on an annual basis since our inception in 2012. We incurred net losses of $(201.9) million and $(363.7) million for the years ended December 31, 2018 and 2019, and $(10.0) million for the nine months period ended September 30, 2020. Our accumulated deficit was approximately $(891.6) million as of December 31, 2019 and $(901.6) million as of September 30, 2020. We expect our operating costs will increase substantially in the foreseeable future and our losses will continue as we expect to invest significant additional funds towards growing our business and operating as a public company. In particular, we expect to continue to invest in improving the Clover Assistant and our technology infrastructure, developing our clinical care programs, increasing adoption of the Clover Assistant platform, expanding our marketing and outreach efforts, growing our provider networks, expanding our operations geographically, increasing headcount to support our growth, and developing future offerings that improve care for members and supplement our revenue streams. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In addition, even if we were successful in increasing our membership and consequently increasing our total revenues from premiums earned, we may not successfully and effectively predict, price and manage medical costs of our members. As a result, our expenses from net medical claims incurred could exceed any increase in total revenues.

Furthermore, even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. To date, we have financed our operations principally from the sale of our equity securities, revenue from our premiums, and the incurrence of indebtedness. Our cash flow from operations was negative for the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2020, and we may not generate positive cash flow from operations in any given period. If we are not able to achieve or maintain profitability or positive cash flow, we will require additional financing, which may not be available on favorable terms or at all or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business may be harmed. Our failure to achieve or maintain profitability or positive cash flow could negatively affect the value of our common stock.

We have relatively limited experience with the Clover Assistant, and initial results may not be indicative of future performance.

Since launching the Clover Assistant in 2018, we have continued to develop its features and capabilities, adapt our go-to-market strategy and adjust its integration with our Medicare Advantage (“MA”) plans and third-party systems. As a result we may not fully understand the impact of the Clover Assistant on our business and long-term prospects. While for the three and twelve months ended March 31, 2020, the medical care ratio, a measure defined as our total net medical claims incurred divided by premiums earned (“MCR”) for returning members with a primary care physician (“PCP”) who used the Clover Assistant was, on average, 1,100 and 730 basis points lower, respectively, than the MCR for returning members with a PCP who did not use the Clover

Assistant, our long-term success depends on maintaining and continuing to improve these effects over time in the markets we serve. There can be no assurance that these effects will improve or persist over time in our current markets or that we can replicate these results as we expand into new markets. We also cannot be certain about the extent to which these differences resulted from use of the Clover Assistant by physicians or by other factors. If we are unable to drive significant reductions in MCR for our members to support our business model and enable us to continue to offer our members attractive plans, it would have a material and adverse effect on our business, financial condition, and results of operation. Furthermore, even if use of the Clover Assistant successfully reduces the MCR of our members, it is unlikely to directly have a positive impact on our future revenue in any manner.

Our future performance depends on increasing the lifetime value of enrollments, which are realized over several years, and any failure to do so could negatively affect our future prospects and results of operations, including our ability to attain or increase profitability.

Our future performance is primarily dependent on our ability to utilize the Clover Assistant to drive down the lifetime cost of care for members and utilize our clinical care capabilities to improve the quality of care for our members. By doing so, we aim to drive per member per month (“PMPM”) medical expense savings and generate more accurate risk adjustment data over time. If we fail to achieve such decreases in cost of care, our business, results of operations and financial condition will be adversely affected. See the section entitled “Risk factors—If we fail to estimate, price for and manage medical expenses in an effective manner, the profitability of our Medicare Advantage plans could decline and could materially and adversely affect our results of operations, financial position and cash flows.”

Furthermore, if we are unable to retain our members, our ability to realize the returns on our investments in the Clover Assistant platform could be negatively affected. The lifetime value of our enrollments could be impacted by a variety of factors, including penetration of the Clover Assistant, cost of care reductions from our clinical programs and the length of time the member remains enrolled in our plan. For example, since returning members tend to have lower MCR than do new members, rapid membership growth or other shifts in the mix of new members and returning members could adversely affect our MCR in the near-term and lead to greater losses. Similarly, any investment we make in early identification and treatment of disease and preventative treatment to reduce health care costs that would be incurred in the future might not be realized if those members choose not to enroll with us in future years. Likewise, because any conditions identified and treated in a given year do not impact risk scores until the following plan year, if our members do not re-enroll in subsequent enrollment periods, we would not be compensated for the additional treatment of conditions that we otherwise would have been entitled to the following year. Accordingly, if we are unable to retain our members and realize a significant lifetime value for our enrollments in line with our projections, we may not be able to generate sufficient revenues to offset our losses and expenses, which would adversely affect our business, financial condition and results of operations and our ability to attain or increase profitability.

If we fail to estimate, price for and manage medical expenses in an effective manner, the profitability of our Medicare Advantage plans could decline and could materially and adversely affect our results of operations, financial position and cash flows.

Through our MA plans, we assume the risk of both cost of medical services for our members, or medical expenses, and administrative costs for our members in return for monthly premiums, which we are paid by the Centers for Medicare & Medicaid Services (“CMS”) on a per member basis. The ACA requires that we spend at least 85% of those premiums on health care services, covered benefits and quality improvement efforts, and we generally use at least 85% of our premium revenues to pay for these costs. As a result, our ability to enhance the profitability of our MA plans depends in significant part on our ability to predict, price and effectively manage medical costs, which are affected by utilization rates, the cost of service and the type of service rendered.

Two key factors in our ability to manage medical expenses are the adoption of and engagement with the Clover Assistant by the physicians who treat our patients and enrollment in our clinical care programs by our most at-risk members. By driving adoption of and engagement with the Clover Assistant by our members’ physicians, we seek to promote the provision of high-quality medical care driven by real-time, personalized and actionable insights to healthcare physicians at the point of care. Through the Clover Assistant we support effective care coordination and care management informed by data analytics, help members receive appropriate preventive care and promote proper utilization management. We also operate an in-home primary complex care program for our most chronically ill members, whose medical costs are disproportionately high compared to our other members, to further improve quality of life and health care for such members. If we fail to drive adoption of and engagement with the Clover Assistant by our members’ physicians or fail to accurately identify members at high risk for near-term hospitalization for our complex care management program, we could fail to drive significant reductions in MCR for our members, which would have a material and adverse effect on our business, financial condition, and results of operation.

Our premiums under MA plans are based on bids submitted to CMS in June the year before the contract year. Although we base our MA plan bids on our estimates of future medical costs over the fixed contract period, many factors may cause actual costs to exceed the costs estimated and reflected in premiums or bids. These factors may include medical cost inflation; increased use of services; increased cost of individual services; large-scale medical emergencies (such as the COVID-19 pandemic); the introduction of new or costly drugs, treatments and technology; new treatment guidelines; new mandated benefits (such as the expansion of essential benefits coverage) or other regulatory changes; and insured population characteristics. While we believe the Clover Assistant may enable us to make better predictions regarding future medical costs, there can be no assurances that better predictions will be made or that we would be able to realize the benefits of those predictions.

In addition, providers within our network who treat our members may decline to follow appropriate care recommendations and may not carry out effective care coordination and care management. While we deploy the Clover Assistant and promote its adoption by all physicians within our network in order to mitigate such risks, even in settings where adoption and use of the Clover Assistant is widespread, there can be no assurances that adherence to evidence-based protocols will be pervasive. Furthermore, members may decline to seek out appropriate preventive care, participate in our readmission and complex care programs, or follow their physician’s care and healthful living recommendations. We and the physicians, moreover, might not identify the appropriate members who can most benefit from our clinical care programs.

Medicare Advantage and Medicare Part D plans are also subject to risks associated with increased medical or pharmaceutical costs. It is uncertain whether payors, pharmacy providers, pharmacy benefit managers and others in the prescription drug industry will continue to utilize Average Wholesale Price, a benchmark used for pricing and reimbursement of prescription drugs for both government and private payers, as it has previously been calculated, or whether other pricing benchmarks will be adopted for establishing prices within the industry. Legislation may also lead to changes in the pricing for the Medicare Advantage program. While we believe we have adequately reviewed our assumptions and estimates regarding these complex and wide ranging programs under Medicare Advantage and Medicare Part D, including those related to collectability of receivables and establishment of liabilities, actual results may be materially different than our assumptions and estimates and could have a material adverse effect on our business, financial condition and results of operations.

CMS’s risk adjustment payment system makes our revenue and profitability difficult to predict and could result in material retroactive adjustments to our results of operations.

CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish appropriate compensation for Medicare plans that enroll and treat less healthy Medicare beneficiaries. CMS’s risk adjustment model bases a portion of the total CMS reimbursement payments on various clinical and demographic factors, including hospital inpatient diagnoses, diagnosis data from hospital outpatient facilities and physician visits, gender, age, and Medicaid eligibility. CMS requires that all managed care companies capture, collect, and report the necessary diagnosis code information to CMS, which information is subject to review and audit for accuracy by CMS. Although we have an auditing and monitoring process in place to collect and provide accurate risk adjustment data to CMS for these purposes, that program may not be sufficient to ensure accuracy and additional investment and testing will be required to enhance and expand it. The program is in its early stages of development and lacks sufficient resources and capabilities to adequately identify and mitigate risk in this area. Therefore, there is a possibility that our risk adjustment data collection efforts and data submitted to CMS might have been or will be inadequate. If the risk adjustment data incorrectly overstates the health risk of our members, we might be required to return to CMS overpayments and/or be subject to penalties or sanctions, or if the data incorrectly understates the health risk of our members, we might be underpaid for the care that we must provide to our members, any of which could harm our reputation and have a negative impact on our results of operations and financial condition. CMS may also change the way that they measure risk and the impact on any such changes on our business are uncertain.

CMS establishes premium payments to MA plans based on the plans’ approved bids at the beginning of the calendar year. Based on the members’ known demographic and risk information, CMS then adjusts premium levels on two separate occasions during the year on a retroactive basis to take into account additional member risk data. The first such adjustment updates the risk scores for the current year based on prior year’s dates of service. The second such adjustment is a final retroactive risk premium settlement for the prior year. We account for estimates of such adjustments on a monthly basis. In addition, from time to time, CMS makes changes to the way it calculates risk adjustment payments, which may impact our revenues. For example, CMS is phasing-in the process of calculating risk scores using diagnosis data from the Risk Adjustment Processing System (“RAPS”) to diagnosis data from the Encounter Data System (“EDS”). The RAPS process requires MA plans to apply a filter based on CMS guidelines and only submit diagnoses that satisfy those guidelines. For submissions through EDS, CMS requires MA plans to submit all the encounter data and CMS will apply the risk adjustment filtering to determine the risk scores. For 2019, 25% of the risk score was calculated from claims data submitted through EDS, and CMS has gradually increased that percentage such that 75% of the risk score will be calculated from claims data submitted through the EDS in 2021. The transition from RAPS to EDS could result in different risk scores from each dataset as a result of plan processing issues, CMS processing issues, or filtering differences between RAPS and EDS, and any reduction in risk adjustments for our members could have a material adverse effect on our results of operations, financial position, or cash flows.

As a result of the COVID-19 pandemic, risk adjustment scores may also fall as a result of reduced data collection, decreased patient visits or delayed medical care and limitations on payments for certain telehealth services. As a result of the variability of factors affecting plan risk scores that determine such estimations, the actual amount of CMS’s retroactive payment could be materially more or less than our estimates. Consequently, our estimate of our plans’ aggregate member risk scores for any period, and our accrual of premiums related thereto, may result in favorable or unfavorable adjustments to our Medicare premium revenue, which may affect our profitability.

We are subject to risks associated with the COVID-19 pandemic, which could have a material adverse effect on our business, results of operations, financial condition and financial performance.

We are susceptible to the adverse effects associated with the rapidly developing COVID-19 global health crisis, which is having a major impact on health systems, businesses, governments and member activities. The severity, magnitude and duration of the COVID-19 pandemic is uncertain and rapidly changing. As of the date of this proxy statement/prospectus, the extent to which the COVID-19 pandemic may impact our business, results of operations and financial condition remains uncertain. Furthermore, because MA plan operators are compensated pursuant to the CMS risk adjustment payment system, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.

We continue to mobilize the full strength of our resources to deliver support for our members and provider partners, and deliver innovative solutions and support for the communities we serve. For example, in response to the COVID-19 pandemic, we made a number of changes to our prior authorization and utilization management processes, launched new programs to support members in receiving continued access to care while sheltering in place, and supported increase use of telemedicine by expanding reimbursement related to telemedicine and building a telemedicine version of the Clover Assistant. However, there can be no assurances that our efforts will be successful or that any of our solutions will be adopted by our physician users.

The impact of COVID-19 to our business is primarily dependent upon the ultimate pacing, intensity in our markets and duration of the crisis, which are factors we cannot predict at this time. These factors will drive the related treatment, testing, coverage and other services we provide our members. To date, the healthcare system has experienced deferrals of elective care during the pandemic, which have decreased utilization of healthcare services. The ultimate consequences of delaying medical care are uncertain but they may result in additional medical complications, increased medical costs in future periods and/or reduction in benchmarks that future bids will be assessed against. In particular, a significant portion of our strategy is based on the notion that we can reduce our members’ medical costs by utilizing the Clover Assistant to encourage physicians to engage with our members to help prevent a deterioration of their health. As a result, when the crisis abates, we may experience a significant increase in medical care costs if a significant portion of our members have experienced a deterioration in health, if our members seek care that was deferred during the pandemic or if our members with chronic conditions require additional care resulting from missed treatments. There can be no assurance that these increased costs were taken into account when we set the prices for our premiums or that the premiums we receive from the U.S. government and fees we charge will be sufficient to cover the medical and administrative costs that we could ultimately incur. The decreased utilization of Medicare fee for service (“Medicare FFS”) healthcare services during COVID-19 may also lead to a reduction in the benchmarks that future CMS bids will be assessed against. If we experience increased medical costs in future periods as a result of the delay in medical care during COVID-19, and those costs are set against reduced benchmarks, our revenue and operating results would be materially adversely impacted. Additionally, if the COVID-19 pandemic results in a decrease in the number of primary care or general wellness visits, adoption of the Clover Assistant by physicians and other providers may be impeded and our ability to iterate and improve the accuracy of Clover Assistant may be affected.

Governments have modified, and may continue to modify, regulatory standards around various aspects of health care in response to COVID-19, and these rapidly changing standards may create challenges for us to ensure timely compliance and meet various contractual obligations. Also, insofar as governments do not modify regulatory standards in light of the COVID-19 pandemic, the changing circumstances may undercut our ability to meet regulatory performance standards and carry out effective and efficient business operations. For example, the precipitous decline in physician office visits, and the concomitant rise of telehealth visits, including audio-only visits, may impair risk adjustment data collection efforts that CMS takes into account for purposes of determining risk adjustment revenue. Also, because members may elect not to leave home for physician visits or preventive care services and may experience heightened depression or other negative health consequences during the pandemic, our ability to address care gaps measured by the CMS Star Ratings programs may be limited. Because our membership is concentrated in areas that were especially hard hit by the pandemic in early 2020, and member fear and hesitation of leaving the home may linger long after the pandemic subsides, our performance on CMS Star Ratings measures may be more negatively impacted than that of other MA plans.

The COVID-19 pandemic may also seriously curtail the ability of our clinical program physicians and providers to care for our most seriously ill members through our in-home primary care program, complex care program, and hospital readmissions prevention program. Although we have made great strides in treating patients during this time through telemedicine, there are some conditions that cannot adequately be addressed remotely. Also some members may be unwilling to participate or continue to participate in telehealth visits. It is unclear how long it will be considered “unsafe” to treat people in their homes, and there may be recurring instances of such periods. Even when public health experts deem it safe to return to treat members in their homes, our providers may be unwilling to treat our members in their homes, or members might be unwilling to accept care in their homes. Our providers might also become infected with COVID-19 themselves, or they may leave their positions with us because they do not want to treat people in their homes. Because our most chronically ill members are responsible for a significantly disproportionately high share of our medical expenses, our potential inability or difficulty of providing targeted services to this population can undercut our ability to manage our overall medical expenses.

We have transitioned a significant number of our team members to at-home work environments in an effort to mitigate the spread of COVID-19. This transition may decrease effectiveness, including our ability to maintain service levels and ratings, and exacerbate certain risks to our business, including demand for information technology resources, increased vulnerabilities to cybersecurity attacks, continued significant rental payments for unused office space, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us or our members. The COVID-19 pandemic and any resulting economic downturn may cause us to need less office space than we are contractually committed to leasing and prevent us from finding subtenants for such unused office space. Additional disruptive impacts of COVID-19 on our workforce include business closures in impacted areas, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues, and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, state, or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity, or member retention, any of which could harm our financial condition and business operations.

Disruptions in public and private infrastructure, including supply chains providing medical supplies, could also adversely disrupt our business operations. For example, our ability to resume our in-home care visits will depend on our ability to source the appropriate personal protective equipment (“PPE”) for our providers and employees. Additionally, the enactment of emergency powers by governments could disrupt our business operations, including further restricting our members’ ability to receive care, our providers’ ability to operate, or our ability to access necessary supplies.

The COVID-19 crisis has also adversely impacted global access to capital and caused significant volatility in financial markets. Significant deterioration of the U.S. and global economies could have a significant adverse impact on our investment income, the value of our investments, or future liquidity needs.

If adoption and use of the Clover Assistant is lower than we expect, our growth may slow or stall, and our operating results could be adversely affected.

An important part of our growth strategy depends on our ability to increase adoption and use of the Clover Assistant, including by physicians who also use electronic health records (“EHR”) systems. We have directed, and intend to continue to direct, a significant portion of our financial and operating resources to develop the Clover Assistant platform and expand its usage. Although we have experienced rapid adoption and high engagement by our network physicians in recent periods, there can be no assurance that the rate of adoption will continue to grow at the same pace or at all, or that rates of engagement will be maintained or increase. A number of factors could potentially negatively affect adoption of the Clover Assistant and physician engagement, including but not limited to:

•	difficulties convincing physicians of the value, benefits and usefulness of the Clover Assistant; particularly in markets where we have fewer members;

•	our failure to integrate with EHR systems;

•	our failure to attract, effectively train and retain sales and marketing personnel;

•	our failure to develop or expand relationships with strategic partners;

•	our failure to capitalize on co-branding opportunities;

•	delays in implementation of CMS interoperability requirements;

•	difficulties in scheduling meetings with physicians, and providing demonstrations and trainings related to the Clover Assistant;

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our failure to compete effectively against alternative products or services, including overcoming perceptions that existing systems, including EHR systems, are similar and adequate, or that Clover Assistant will increase administrative burdens;

•	technical or other problems impacting availability or reliability of the platform, including limited broadband access in certain rural areas;

•	difficulties for members in accessing their physicians and a corresponding decrease in the number of primary care visits;

•	privacy and communication, safety, security or other concerns;

•	adverse changes in our platform that are mandated by, or that we elect to make, to address, legislation, regulatory authorities or litigation;

•	poor user experiences; or

•	the attractiveness of our brand or reputation.

In addition, if we are unable to enroll a sufficient number of patients of a particular physician or provider group in our MA plans, we may have difficulty motivating such physician or provider group to utilize the Clover Assistant, which is not available for use with non-Clover members. Furthermore, if we are unable to address the needs of physicians using the Clover Assistant, if physicians are dissatisfied with the Clover Assistant, or if new alternative solutions effectively compete with us, physicians may refuse to use the Clover Assistant.

If the Clover Assistant is not adopted as quickly as we anticipate in the markets in which we operate, we may be unable to collect and provide valuable actionable data to physicians treating our members in such markets, which could prevent us from driving significant reductions in MCR for our members in such markets and curtail our ability to offer competitively priced MA Plans in such markets. Any such events could result in higher medical expenses and greater negative cash flows. As a result, if we are unsuccessful in our efforts to drive adoption of the Clover Assistant our business, results of operations and financial condition could be harmed.

Our ability to attract new users and retain existing users of the Clover Assistant also depends in large part on our ability to continually enhance and improve its features, integrations, and capabilities to continue to provide a useful tool for physicians. Accordingly, we must continue investing resources in improving and enhancing the Clover Assistant. For example, in response to the COVID-19 pandemic, we incorporated changes related to telemedicine into the Clover Assistant. Among other things, these changes allow for integrated video usage within the Clover Assistant platform, allowing the provider to perform the telehealth visit while viewing the same actionable information all in one seamless platform. The success of any enhancement to the Clover Assistant will depend on several factors, including timely completion and delivery, adequate quality testing, integration with existing technologies, adequate training of and messaging to providers, and overall market acceptance. Any new features, integrations, and capabilities that we develop may not be introduced in a timely or cost-effective manner, may contain errors, failures, vulnerabilities, or bugs, or may not achieve market acceptance. Furthermore, we may be delayed in our plans to offer certain new features, integrations, and capabilities during the COVID-19 pandemic, particularly if our teams are unable to effectively interact with providers and their offices to provide training and appropriate support for new offerings, or our teams are required to further pivot to focus on our pandemic response, or our remote working strategies fail to maintain or increase productivity, or if there are increasing delays in the hiring and onboarding of new employees, or if regulatory compliance issues arise.

If we are unable to succeed in expanding our member base, our future growth would be limited and our business, financial condition and results of operations would be harmed.

We derive substantially all of our total revenues from premiums earned, which is primarily driven by the number of members under our MA plans. As a result, the size of our member base is critical to our success and we are continually executing several growth initiatives, strategies and operating plans designed to increase the size of our member base, including the expansion of our Medicare Advantage offering in both additional markets across the United States and in markets we currently serve. We may not be able to successfully complete these growth initiatives, strategies, and operating plans and realize all of the expected potential benefits, including achieving cost savings, better plan economics and more affordable health care. In addition, even if we are successful in achieving this growth, doing so may be more costly than we anticipate, and if we are not able to manage our costs our results could be materially adversely affected. See the section entitled “Risk factors—If we fail to estimate, price for, and manage our medical expenses in an effective manner, the profitability of our Medicare Advantage plans could decline and could materially and adversely affect our results of operations, financial position and cash flows.”

To date, we have primarily been focused on offering our MA plans in nine counties within New Jersey, where our membership expanded from 30,681 as of January 1, 2018, to 42,592 as of December 31, 2019, and 57,503 as of September 30, 2020, and we have concentrated on two metropolitan areas. While we intend to continue to grow our membership by increasing our share in existing service areas and entering into new service areas, we may not be able to successfully achieve this growth for a number of reasons. Our ability to attract and retain members may be impacted by several factors, including, without limitation:

•	lack of brand recognition;

•	difficulties developing strategic co-marketing relationships;

•	general lack of shopping for plans by MA eligible beneficiaries;

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shifting consumer preferences, including a preference by members to enroll with an MA plan sponsored by the insurer of the commercial plan in which they enrolled before they became eligible for Medicare, a preference by members to enroll in a special needs MA plan, such as an I-SNP, D-SNP, or C-SNP, which we do not offer;

•	a failure to effectively compete and offer low cost and high value plans;

•	difficulties establishing an attractive network in new markets;

•	regulatory changes affecting the overall pool of MA eligible beneficiaries; and

•	difficulties growing our provider networks and contracting with providers and medical facilities on competitive terms.

In addition, in some instances, Original Medicare or other insurers’ MA plans may be more attractive to a consumer than our MA plans. For example, though a substantial majority of our members are on open-network plans that enable them to visit any doctor participating in Medicare who will see them, our health maintenance organization (“HMO”) plans have restrictions on the network of doctors that HMO members can see, and other providers participating in Medicare may choose to see no MA members or only MA members participating in specific plans. It is also possible that Original Medicare or other insurers’ MA plans may offer better physician networks in particular markets or better benefits, in which case those plans may be more attractive to a consumer than our MA plans. When the time to choose an MA plan comes, Medicare-eligible consumers may also choose to stay with the same insurer that was offered by their employer instead of transitioning to our insurance plan. In those instances, consumers may opt not to purchase a MA plan from us.

The growth in our membership is highly dependent upon our success in attracting new members during the Medicare annual enrollment period and open enrollment period. If our ability or the ability of our partners to market and sell our MA plans is constrained during an enrollment period for any reason, such as technology failures, reduced allocation of resources, any inability on the part of our partners to timely employ, license, train, certify and retain employees and contractors and their agents to sell plans, interruptions in the operation of our website or systems, disruptions caused by other external factors, such as the COVID-19 pandemic, or issues with government-run health insurance exchanges, we could acquire fewer new members than expected or suffer a reduction in the number of our existing members and our business, operating results and financial condition could be harmed.

Other factors that could limit our membership growth include, among others, potential non-compliance with CMS requirements and other laws and regulations, which could result in sanctions against us that prevent us, among other actions, from marketing or enrolling in existing markets or entering new markets; delays in the anticipated timing of activities related to such growth initiatives, strategies, and operating plans; increased difficulty and cost in implementing these efforts, including difficulties in complying with existing as well as new regulatory requirements; and the incurrence of other unexpected costs associated with operating the business.

In addition, our decisions concerning the allocation of management and financial resources toward efforts to grow our membership in certain markets may not lead to the membership growth we expect or at all. Similarly, our potential decisions to delay entering or terminate our services in any market may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or potential for membership growth in any specific market, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial opportunities or be required to forego or delay pursuit of opportunities that may later prove to have greater commercial potential than those we choose to pursue.

As a result, we cannot assure you that we will be able to increase our number of members.

Our membership remains concentrated in certain geographic areas and populations exposing us to unfavorable changes in local benefit costs, reimbursement rates, competition and economic conditions.

Our membership remains concentrated in certain geographic areas in the United States and in certain populations, many of whom are low-income and minority and most of whom are elderly. As of December 31, 2019, approximately 97.6% of our members, most of whom were in two metropolitan areas, were residents of New Jersey. Unfavorable changes in health care or other benefit costs or reimbursement rates or increased competition in New Jersey or any other geographic area where our membership becomes concentrated in the future could therefore have a disproportionately adverse effect on our operating results. Additionally, the geographic concentration and low-income status of a significant portion of our membership may make them more vulnerable to events such as the COVID-19 pandemic. In particular, a disproportionate number of our members may be affected by the COVID-19 pandemic, access to care may be more difficult, and proposed responses, including telehealth, may not be accessible.

Our new markets, particularly rural markets, may not be as economical to serve as our existing markets.

While we have plans to grow our membership geographically and across demographics, there is no guarantee that we will be successful in doing so. In addition, as a result of our mission to make great healthcare available to everyone, we seek to provide high-value and affordable MA plans in every market we operate and do not exclude MA-eligible beneficiaries that may be higher risk for requiring increased medical costs. Currently, 33% of our members are low income and approximately 55.9% of our members who self-report their ethnicity are members of a minority group. Given that there are significant health disparities in the United States based on minority and socioeconomic status, and that our low-income and minority members tend to have more chronic illnesses, our strategy could result in our healthcare costs exceeding those of comparable MA plans who seek to curate their membership. While we believe that with the Clover Assistant we can reduce costs of all of our members and drive increasingly better unit economics at scale, there can be no assurances that we will succeed in doing so. We intend to expand into an increasing percentage of counties that CMS classifies as rural. Due to the rural nature of these markets, we may have difficulty providing the same level and types of clinical care as we provide in our other markets. If the medical expenses of members in such counties are higher than we anticipate, or if the rates of Clover Assistant adoption in such counties are lower than we anticipate, we may not be able to serve such counties with economic results as favorable as we expect in non-rural counties that we currently predominately serve. If the clinical care we can provide in these rural markets is limited, we may not be able to achieve the same cost savings in these markets as we have previously achieved in our existing markets. As a result, if we are unable to profitably grow and diversify our membership geographically, our revenue and operating results may be disproportionately affected by adverse changes affecting our members.

Our operating results may be adversely affected if we are unable to grow our provider networks and contract with providers, medical facilities and other entities on competitive terms.

Our success requires that we successfully maintain and grow our provider networks and contract with providers and medical facilities in new markets in order to meet CMS requirements relating to network adequacy. In addition, in order to retain our members and attract additional membership, our provider networks, including those physicians participating in Medicare and willing to see our patients but who we have not contracted with, must be not only adequate, but attractive, providing Medicare-eligible beneficiaries access to the providers and facilities that they want. We also provide prescription drug benefits and contract with pharmacy benefit management service suppliers to manage pharmacy benefits for our members. There can be no assurance we will be able to contract with new providers, facilities and other entities in our current markets or new markets in which we enter or renew any contracts we maintain with existing providers or facilities on favorable terms, if at all. If we are unable to enter into new contracts or maintain contracts with providers or facilities in certain markets, we may be unable to meet network adequacy requirements which would prevent us from serving such markets, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, certain markets in the United States are dominated by a few providers or facilities, have a limited number of providers in a particular specialty or have a limited number of facilities, which may make it particularly difficult for us to enter into such markets and compete effectively. This may be especially true if those providers, specialists, or facilities are unwilling to contract with us, demand higher payments or take other actions that could result in higher medical care costs for us, less desirable plans and products for members and providers, a decline in our growth rate or difficulty in meeting regulatory or accreditation requirements. Our ability to develop and maintain satisfactory relationships with providers and facilities may also be negatively impacted by factors not associated with us, such as changes in Medicare programs and other pressures on healthcare providers, including consolidation activity among hospitals, physician groups, and other healthcare providers. Such organizations or provider groups may compete directly with us, which could adversely affect our growth. The failure to maintain or to secure new cost-effective provider contracts may make it more difficult to increase adoption of the Clover Assistant by physicians as well as lead to higher costs, healthcare provider network disruptions and less attractive options for our members, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to effectively manage our growth, which could have a material adverse effect on our business, financial condition and results of operation.

If we are unable to manage our growth effectively, we may incur unexpected expenses, which could materially adversely affect our business, financial condition and results of operations. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our IT and security infrastructure and financial and accounting systems and controls, which will place additional demands on our resources and operations. We must also attract, train and retain, or contract with third parties to provide a significant number of qualified software engineers, IT engineers, data scientists, medical personnel, insurance operations personnel, sales and marketing personnel, management personnel and professional services personnel, and the availability of such personnel, in particular software engineers, may be constrained. This will require us to invest in and commit significant financial, operational, and management resources to grow and change in these areas which may disrupt our operations and performance and adversely affect our business, financial condition, and results of operation.

We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition, and results of operations will be harmed.

The markets for MA plans and related products are highly competitive. We compete in certain segments within the healthcare market, including MA plans as well as other healthcare technology platforms, and intend to enter into other markets, such as new payment models offered by CMS, including the Direct Contracting program. Competition in our market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, new product offerings and constantly evolving member and physician preferences and user requirements. We currently face competition from a range of companies, including other incumbent MA providers and health insurance companies, many of whom are developing their own technology or partnering with third-party technology providers to drive improvements in care. Our competitors generally include large, national insurers, such as United Health, Aetna, Humana, Cigna and Centene, that provide MA plans, as well as regional-based companies or health plans that provide MA plans, including Blue Cross Blue Shield affiliates, hospital systems and provider-based organizations. We also face competition from Original Medicare. In addition, as we enter into new markets, we may compete with regional start-up companies that offer MA plans. Also, as we develop other products and enter new lines of business, and other companies do the same, we may compete with providers of health care technology platforms, EHR providers, telehealth providers, health care data analytics providers and accountable care organizations (“ACOs”). Furthermore, ACOs and practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, and other organizational structures that physicians, hospitals and other healthcare providers choose may change the way in which providers interact with us and may change the competitive landscape. If we are unable to continue to grow and enhance our product and service offerings to our physician users and members, or develop and deliver innovative and potentially disruptive products and services to satisfy evolving market demands, develop and recruit qualified physicians and other provider specialists, we may not remain competitive, and we risk inability to maintain or increase our membership, lack of adoption of our products and services by members and physician users, and loss of current market share to existing competitors and disruptive new market entrants.

Any one of these competitive pressures in our market, or our failure to compete effectively, may result in fewer plans being offered; a reduction in plan benefits; reduced services; a loss of existing members or inability to grow membership; fewer physician users; reduced revenues; lower gross margins; and loss of market share. Any failure to meet and address these factors would harm our business, results of operations and financial condition.

We compete with larger companies that may have stronger brands, and consolidation among competitors would increase competition.

Some of our competitors may have greater name recognition, longer operating histories, stronger and more extensive physician networks and other partner relationships, significantly greater financial, technical, marketing, and other resources, lower labor and development costs, greater access to healthcare data and larger member bases than we do. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing or payment policies that will allow them to build larger member bases or physician networks than we have. Our competitors may also provide more desirable products or services and take better care of their members.

Further, the healthcare industry in the United States has experienced a substantial amount of consolidation, resulting in a decrease in the number of insurance carriers, providers and payors. For example, in January 2020, Centene Corporation acquired Wellcare Health Plans, Inc., which resulted in the significant expansion of

Centene’s Medicare footprint. Continued consolidation among providers reduces the number of potential contracting providers in certain geographies, which could lead to reduced leverage in our contract negotiations with those parties and would limit our ability to expand adoption of the Clover Assistant. If we are unable to contract with a provider in a market that has experienced significant consolidation, we may face challenges to establishing or maintaining network adequacy and attractiveness in those markets. Additionally, new competitors may arise as consolidation may create providers that, in and of themselves, meet network adequacy requirements for a market and, as a result, start their own MA plans in that market. In addition, our current or potential competitors may be acquired by third parties with greater available resources, as seen in the 2018 acquisition of Aetna by CVS Health. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. Our future growth and success depends on our ability to successfully compete with other companies providing similar services and technological offerings. New competitors or alliances may emerge that have greater market share, a larger member base, a stronger and larger physician network, more widely adopted proprietary technologies, greater ability to care for their members, greater marketing expertise, or greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage. Considering these factors, even if our MA plans and technology platform are more effective than those of our competitors, current or potential members may purchase competitive plans in lieu of purchasing our health plans or physicians may adopt competing technology platforms in lieu of the Clover Assistant. Any such events could adversely affect our business, financial condition and results of operations.

Our failure to estimate incurred but not reported claims accurately would affect our results of operations.

Due to the time lag between when medical services are actually rendered by our providers and when we receive, process and pay a claim for those medical services, our medical care costs include estimates of our incurred but not reported (“IBNR”) claims. We estimate our medical expense liabilities using actuarial methods based on historical data adjusted for claims receipt and payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, changes in membership, provider billing practices, benefit changes, known outbreaks of disease, including COVID-19, or increased incidence of illness such as influenza, the incidence of high dollar or catastrophic claims and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting accruals and make adjustments, if necessary, to medical expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. As a result of the uncertainties associated with the factors used in these assumptions, the actual amount of medical expense that we incur may be materially more or less than the amount of IBNR originally estimated. If our estimates of IBNR are inadequate in the future, our reported results of operations would be negatively impacted. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.

Financial accounting for the Medicare Part D benefits requires difficult estimates and assumptions, and if they prove to be incorrect, our results of operations could be adversely affected.

With respect to our CMS contracts which cover members’ prescription drugs under Medicare Part D, these contracts contain provisions for risk sharing and certain payments for prescription drug costs for which we are not at risk. These provisions affect our ultimate payments from CMS. The premiums from CMS are subject to certain payment adjustments determined by comparing costs targeted in our annual bids to actual prescription drug costs, reflected by the actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to us or require us to refund to CMS a portion of the premiums we received (known as a “risk corridor”). We estimate and recognize an adjustment to premium revenue related to this risk corridor payment settlement based upon pharmacy claims experience. The estimate of the settlement associated with these risk corridor provisions is subject to uncertainty, as it requires us to consider factors for which we lack complete data at the time of estimation.

Reinsurance and low-income cost subsidies represent payments from CMS in connection with the Medicare Part D program for which we assume no risk. Reinsurance subsidies represent payments for CMS’s portion of claims costs which exceed the member’s out-of-pocket threshold, or the catastrophic coverage level. Low-income cost subsidies represent payments from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries. Monthly prospective payments from CMS for reinsurance and low-income cost subsidies are based on assumptions submitted with our annual bid. A reconciliation and settlement of CMS’s prospective subsidies against actual prescription drug costs we paid is made after the end of the applicable year.

Settlement of the reinsurance and low-income cost subsidies as well as the risk corridor payment is based on a reconciliation made approximately nine months after the close of each calendar year. This reconciliation process requires us to submit claims data necessary for CMS to administer the program. Our claims data may not pass CMS’s claims edit processes due to various reasons, including discrepancies in eligibility or classification of low-income members. To the extent our data does not pass CMS’s claim edit processes, we may bear the risk for all or a portion of the claim which otherwise may have been subject to the risk corridor provision or forego payments we would have otherwise received as a low-income subsidy or reinsurance claim. In addition, in the event the settlement represents an amount CMS owes us, there is a negative impact on our cash flows and financial condition as a result of financing CMS’s share of the risk. The opposite is true in the event the settlement represents an amount we owe CMS.

If we are unable to expand our sales and marketing infrastructure or if we fail to overcome challenges relating to marketing of our MA plans, we may fail to enroll sufficient members to meet our forecasts.

We derive substantially all of our total revenues from MA premiums, and we expect that they will continue to account for a substantial portion of our total revenues for the foreseeable future. As a result, our financial condition and results of operations are and will continue to be highly dependent on the ability of our sales force to adequately promote and market our MA plans to enroll new members and retain our existing members. If our sales and marketing representatives fail to achieve their objectives, member enrollment could decrease or may not increase at levels that are in line with our forecasts.

We plan to continue to expand our sales and marketing infrastructure to drive member enrollment through third-party partnerships, including marketing relationships with insurance brokers and field marketing organizations, strategic partners in certain geographical markets, and co-branding arrangements with doctors and other provider institutions to increase our local market penetration. If we are not successful at converting the opportunities presented by new distribution channels and access to local markets, we may not be able to grow our membership or our plans as quickly as we need to, or at all. For example, if insurance brokers and field marketing organizations choose not to market and sell our plans, our business and results of operations would be adversely affected. In addition to the financial impact of having fewer members than we anticipated, if we do not grow our membership, we could find it difficult to retain or increase our contracted providers at favorable rates, which could jeopardize both our ability to provide plans in our current markets or expand into new markets and also our ability to do so in a cost-efficient manner. Additionally, we could be limited in the amount of data that we are able to acquire to further iterate on and refine the Clover Assistant. This, in turn, could compromise our ability to deliver on our goals of using the Clover Assistant to decrease costs and improve care.

As we increase our sales and marketing efforts, we will need to further expand the reach of our sales and marketing networks. Our future success will depend in significant part on our ability to continue to hire, train, retain, and motivate skilled sales and marketing representatives with significant industry-specific knowledge in various areas, as well as the competitive landscape for our solutions. Recently hired sales and marketing representatives require training and take time to achieve full productivity. If we fail to train recent hires adequately, or if we experience high turnover in our sales force in the future, we cannot be certain that new hires will become as productive as may be necessary to maintain or increase our sales. In addition, the expansion of our sales and marketing personnel will continue to place significant burdens on our management team.

Moreover, we rely significantly on outside vendors with respect to our sales and marketing efforts. Any disruption on the business operations of these vendors, or our ability to effectively oversee and work with them, may negatively affect our ability to effectively market our MA plans.

In addition to the challenges to expand our sales and marketing efforts, we face significant challenges generally in our marketing efforts. We market or may market our MA plans through a number of channels including, but not limited to, direct mail, marketing materials in provider’s offices, and tele-sales. Any disruption to any of these methods of communication may compromise our ability to effectively market our MA plans. Further, due to regulations governing when and how we are allowed to market our plans, we have a limited time frame annually to plan and execute on our marketing plans and if we encounter issues with execution during this time frame, we have an even more limited window to address those issues before we are forced to wait for the next annual marketing window. Failure to execute on our marketing plans in the limited window allowed by Medicare regulations would negatively affect our annual member enrollment and our business, financial condition and results of operations could be adversely affected. In addition, as one of the newest entrants in the Medicare Advantage business, we face certain disadvantages in free marketing channels provided by the federal government. For example, the Medicare Plan Finder, which provides Medicare-eligible beneficiaries a place to compare plans according to specific characteristics, currently sorts plans with similar characteristics in part based on their plan identification number. As a newer plan, our number is higher and accordingly, Medicare-eligible beneficiaries using this tool may have to click through many pages before they are ever made aware of our plan offering. While we are engaging with CMS in an effort to change its sorting logic, incumbents in the MA business have increased visibility in this marketing channel and in similar marketing channels, which could reduce our take rate and negatively affect our business, results of operations, and financial condition. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our existing or planned solutions, which could result in reduced member enrollment and the failure of our enrollment rate to increase in line with our forecasts.

If we fail to develop widespread brand recognition or are unable to maintain or enhance our reputation, our business, financial condition and results of operations will be harmed.

We believe that developing widespread brand recognition and maintaining and enhancing our reputation is critical to our relationships with existing providers and members, and to our ability to attract new providers and members to our platform and plans. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Brand promotion and marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our providers or members, could harm our reputation and brand and make it substantially more difficult for us to attract new providers or members. If we do not successfully develop widespread brand recognition and maintain and enhance our reputation, our business may not grow and we could lose our relationships with providers or members which would harm our business, financial condition and results of operations.

If we do not continue to innovate and provide services that are useful to our members and physicians, we may not remain competitive, and our business, financial condition and results of operations could suffer.

The market for healthcare in the United States is in the early stages of structural change and is rapidly evolving toward a more value-based care model. Our success depends on our ability to keep pace with technological developments, satisfy increasingly sophisticated member and physician user requirements, and sustain and grow market acceptance. Our future financial performance will depend in part on our growth in this market and on our ability to adapt to emerging market demands, including adapting to the ways our members access and use our MA plans and clinical care programs and the ways our providers use and engage with the Clover Assistant. Our competitors may develop products and services that may appeal more to our members and/

or providers. As a result, we must continue to invest significant resources in research and development in order to enhance our existing platform and introduce new high-quality products and features that our members and physicians will want, while offering our MA plans at competitive prices. In particular, achieving and maintaining broad market acceptance of our MA plans and our products, including the Clover Assistant, could be negatively affected by many factors, including:

•	changes in member and physician needs and preferences;

•	lack of evidence supporting the ease-of-use, cost-savings or other perceived benefits of our MA plans;

•	lack of evidence supporting the ease-of-use, costs savings or other perceived benefits of our platform over competitive products and technology platforms; and

•	perceived risks associated with the use of our platform, similar products or technologies generally.

In addition, our platform may be perceived by our network physicians, potential and current, to be more complicated or less effective than traditional approaches, and they may be unwilling to change their current workflows or healthcare practices. Healthcare providers are often slow to change their medical treatment practices for a variety of reasons, including perceived liability risks arising from the use of new products and services. Accordingly, healthcare providers may not utilize the Clover Assistant until there is enough evidence to convince them to alter their current approach or until the number of the Clover Assistant members that they see expands to a point where they feel it is necessary to do so. Any of these factors could adversely affect the demand for and market utilization of our solutions and our growth, which would have a material adverse effect on our business, financial condition and results of operations.

If we fail to offer high-quality customer support, our business, results of operations and reputation could suffer.

Our business is dependent upon providing high-quality customer support and service to both our members and providers. In particular, our ability to attract and retain membership is dependent upon providing cost effective, quality customer service operations, such as call center operations and claim processing, that meet or exceed our members’ expectations. We depend on third parties for certain of our customer service operations. If we or our vendors fail to provide service that meets our members’ expectations, we may have difficulty retaining or growing our membership, which could adversely affect our business, financial condition and results of operations.

While we have designed the Clover Assistant to be easy to adopt and use, once providers begin using it, they rely on our support services to resolve any related issues. High-quality user education and customer experience have been key to the adoption of the Clover Assistant. We expect the importance of high-quality customer experience to increase as we expand our business and pursue new provider users. Any failure to maintain high-quality customer experience, or a market perception that we do not maintain high-quality customer experience, could harm our reputation, our ability to grow the number of users and increase user engagement of our platform, and our business, results of operations, and financial condition. Additionally, as the number of providers using the Clover Assistant grows, we will need to hire additional support personnel to provide efficient product support at scale. If we are unable to provide such support, our business, results of operations, financial condition, and reputation could be harmed.

Real or perceived errors, failures, vulnerabilities, or bugs in the Clover Assistant would harm our business, results of operations, and financial condition.

The software technology underlying and integrating with the Clover Assistant is inherently complex and may contain material defects or errors. Errors, failures, vulnerabilities, or bugs have in the past, and may in the future, occur in the Clover Assistant, especially when updates are deployed or new features, integrations, or capabilities are rolled out. For example, if the telemedicine feature or the real time suggestions provided through the Clover Assistant were to fail, our systems could experience data loss and/or providers may become frustrated with the Clover Assistant, which in turn may affect retention and adoption of the Clover Assistant by providers. Additionally, if a bug was discovered in the Clover Assistant that made the Clover Assistant vulnerable to malicious attacks or exposed Clover member data to third parties, providers may cease to trust and use the platform. Among other things, this would affect our ability to collect data. Any such errors, failures, vulnerabilities, or bugs may not be found until after new features, integrations, or capabilities have been released.

Furthermore, we will need to ensure that our platform can scale to meet the evolving needs of users, particularly as we expand our business and provider user base. Real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in an interruption in the availability of our platform, negative publicity, unfavorable user experience, loss or leaking of personal data and data of organizations, loss of or delay in market acceptance of our platform, loss of competitive position, regulatory fines, or claims by organizations for losses sustained by them, all of which would harm our business, results of operations, and financial condition.

If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our platform, our results of operations may be harmed.

We may experience system slowdowns and interruptions from time to time. In addition, continued growth in our member and provider base could place additional demands on our Clover Assistant platform and our technical operations infrastructure and could cause or exacerbate slowdowns or interrupt the availability of our platform and operations. If there is a substantial increase in the volume of usage on our platform or internal tools we use to operate our business, we will be required to further expand and upgrade our technology and infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our platform and internal tools or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In such cases, if our users are not able to access our platform or encounter slowdowns when doing so, we may lose users. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality, and features of our platform. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incidents, and our insurance may not be sufficient to compensate us for the losses that could occur.

Our business, results of operations and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet any projections that we may provide or the expectations of securities analysts or investors.

Our operating results have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance, our projections or the expectations of securities analysts because of a variety of factors, many of which are outside of our control. As a result, we may not be able to accurately forecast our operating results and growth rate. Any of these events could cause the market price of our common stock to fluctuate. Factors that may contribute to the variability of our operating results include:

•	the timing of the enrollment periods and related sales and marketing expenses;

•	the timing of risk adjustments;

•	the addition or loss of large hospital and healthcare systems in our provider network, including through acquisitions or consolidations of such systems;

•	the timing of recognition of revenue, including possible delays in the recognition of revenue;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	our ability to effectively manage the size and composition of our in-house clinician program relative to the level of demand for services from our members;

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the timing and success of introductions of new products and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, hospital and healthcare systems or strategic partners;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

•	the timing and/or delays in rolling out technology or platform updates;

•	technical difficulties or interruptions in the Clover Assistant;

•	our ability to increase provider adoption of the Clover Assistant;

•	our ability to attract new members;

•	breaches of information security or privacy, and any applicable fines or penalties;

•	our ability to hire and retain qualified personnel, including for our in-house clinician program;

•	changes in the structure of healthcare provider and payment systems;

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changes in the legislative or regulatory environment, including with respect to healthcare, privacy, or data protection, or enforcement by government regulators, including fines, orders, sanctions, or consent decrees;

•	the cost and potential outcomes of ongoing or future regulatory audits, investigations, or litigation;

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travel restrictions, shelter-in-place orders and other social distancing measures implemented to combat any health emergency or pandemic (including the current COVID-19 pandemic), and their impact on economic, industry and market conditions, patient visits and our ability to conduct business;

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political, economic and social instability, including terrorist activities and health epidemics (including the current COVID-19 pandemic), and any disruption these events may cause to any of our offices, to the health care system, or to the global economy;

•	changes in our and our competitors’ pricing policies; and

•	changes in business or macroeconomic conditions.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. See the section entitled “Risk Factors—Our business, results of operations and financial condition may fluctuate on a quarterly and annual basis, which may result in a decline in our stock price if such fluctuations result in a failure to meet any projections that we may provide or the expectations of securities analysts or investors.”

The estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this proxy statement/prospectus are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow for a variety of reasons outside our control, including competition in our industry. The principal assumptions relating to our market opportunity include the growth of the Medicare eligible population as well as growth and stability of risk-adjusted payments paid by CMS, among other things. They also include our assumption that Direct Contracting launches as scheduled in April 2021 under the financial terms and model currently contemplated. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our members and potential members than competing MA plans. If these assumptions prove inaccurate, our business, financial condition, and results of operations could be adversely affected.

We may become subject to medical liability claims, which could cause us to incur significant expenses, may require us to pay significant damages if not covered by insurance, and could adversely affect our business, financial condition and results of operations.

We and our affiliated professional entities may be subject to professional liability claims and, if these claims are successful, substantial damage awards. With respect to our in-home care, the direct provision of healthcare services by certain of our subsidiaries involves risks arising from medical malpractice claims arising out of the delivery of healthcare and related services. Although we maintain insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, we cannot predict the outcomes of medical malpractice cases, the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain members.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our providers from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our reputation. Additionally, multiple claims against us could render it difficult or costly to obtain insurance for our affiliated professional entities, which could negatively impact our ability to staff our clinical programs and other operations.

Our international operations pose certain risks to our business that may be different from risks associated with our domestic operations.

We have significant operations, including certain outsourced operations in other countries, such as Hong Kong, the Philippines, Colombia, and India, and we may in the future expand our operations to other countries. Substantially all of our software research and development is performed internationally, by internal resources and a variety of offshore vendors in locations such as Hong Kong, Eastern Europe, and India. While these arrangements may lower operating costs, it also subjects us to the uncertain political climates and potential disruptions in international trade, including export control laws, including deemed export restrictions applicable to software and any amendments to those laws, as well as potentially increased data security and privacy risks and local economic and labor conditions. If we are unable to utilize our full software development team, this may result in decreased ability to innovate and maintain the Clover Assistant and carry out health plan data operations, which may in turn lead to adverse effects on our business, financial conditions and results of operations. Additionally, we outsource certain of our call center operations to the Philippines and Colombia and outsource our claims processing and coding to a company in India. Oversight aimed at ensuring adherence to applicable quality and compliance standards may be more difficult with vendor companies located outside of the United States and may both make it more difficult for us to achieve its operational objectives and expose us to additional liability. Countries outside of the United States may be subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand political unrest or natural disasters. The occurrence of natural disasters, pandemics, such as COVID-19, or political or economic instability in these countries could interfere with work performed by these labor sources or could result in our having to replace or reduce these labor sources. Our vendors in other countries could potentially shut down suddenly for any reason, including financial problems or personnel issues. Such disruptions could decrease efficiency, increase our costs and have an adverse effect on our business or results of operations.

The practice of utilizing labor based in foreign countries has come under increased scrutiny in the United States. Governmental authorities, including CMS, could seek to impose financial costs or restrictions on foreign companies providing services to customers or companies in the United States. Governmental authorities may attempt to prohibit or otherwise discourage us from sourcing services from offshore labor. In addition, carriers may require us to use labor based in the United States for regulatory or other reasons. To the extent that we are required to use labor based in the United States, we may face increased costs as a result of higher-priced United States-based labor.

Compliance with applicable U.S. and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and data privacy and data localization requirements, labor laws and anti-competition regulations, increases the costs of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially adversely affect our brand, growth efforts and business.

Furthermore, weakness of the U.S. dollar in relation to the currencies used in these foreign countries may also reduce the savings achievable through this strategy and could have an adverse effect on our business, financial condition and results of operations.

Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

If we are successful in expanding our plan membership across the United States, we may incur increased expenses and risks related to compliance with state licensure requirements, which could impact our business and operating results.

State regulators require us to maintain a valid license in each state in which we transact health insurance business, maintain minimum capital and surplus, and further require that we adhere to sales, documentation and administration practices specific to that state. We must maintain our health insurance licenses to continue marketing our plans and might have to secure additional licenses if we expand in markets where we do not yet have licenses. In addition, each employee who participates in the sale of health insurance on our behalf must maintain a valid license in one or more states. If we are to do business in all 50 states and the District of Columbia or expand our plan offerings, compliance with health insurance-related laws, rules, and regulations may be difficult and may impose significant costs on our business. Each jurisdiction’s insurance department typically has the power, among other things, to:

•	grant and revoke licenses to transact insurance business;

•	monitor compliance with minimum capital and surplus requirements;

•	conduct inquiries into the insurance-related activities and conduct of agents and agencies;

•	require and regulate disclosure in connection with the sale and solicitation of health insurance;

•	authorize how, by which personnel and under what circumstances insurance premiums can be quoted and published and an insurance policy sold;

•	approve which entities can be paid commissions from carriers and the circumstances under which they may be paid;

•	regulate the content of insurance-related advertisements, including web pages, and other marketing practices;

•	approve policy forms, require specific benefits and benefit levels and regulate premium rates;

•	impose fines and other penalties; and

•	impose continuing education requirements.

In addition, we must ensure that our agents have received all licenses, appointments and certifications required by state authorities in order to transact business. If the relevant state authorities experience shutdowns or continued business disruptions due to the COVID-19 pandemic, we may be unable to secure these required licenses, appointments and certifications for our agents in a timely manner, or at all.

Due to the complexity, periodic modification and differing interpretations of state insurance laws and regulations, we may not have always been, and we may not always be, in compliance with such laws and regulations. New state insurance laws, regulations and guidelines also may not be compatible with the sale of health insurance over the Internet or with various aspects of our platform or manner of marketing or selling health insurance plans. The applicability of state insurance laws to new health care payment models can be especially unclear and subject to differing interpretations. Failure to comply with insurance laws, regulations and guidelines or other laws and regulations applicable to our business could result in significant liability, additional department of insurance licensing requirements, required modification of our advertising and business practices, the revocation of our licenses in a particular jurisdiction, termination of our relationship with carriers, loss of commissions and/or our inability to sell health insurance plans, which could significantly increase our operating expenses, result in the loss of carrier relationships and our commission revenue and otherwise harm our business, operating results and financial condition. Moreover, an adverse regulatory action in one jurisdiction could result in penalties and adversely affect our license status, business or reputation in other jurisdictions due to the requirement that adverse regulatory actions in one jurisdiction be reported to other jurisdictions. Even if the allegations in any regulatory or other action against us are proven false, any surrounding negative publicity could harm consumer, marketing partner or carrier confidence in us, which could significantly damage our brand.

In addition to licensing requirements related to insurance laws, professional employees of our subsidiaries that provide in-home care must maintain a valid license in the state in which they practice. If our professional employees fail to maintain their required licenses or comply with state licensing laws related to the practice of medicine or provision of other healthcare services, it could disrupt the provision of in-home care services and/or result in negative publicity and loss of confidence in our services which could damage our brand and our business, results of operations, and financial condition could be negatively impacted.

We rely on third-party providers for computing infrastructure, network connectivity, and other technology-related services needed to deliver our platform and products. Any disruption in the services provided by such third-party providers could adversely affect our business and subject us to liability.

We rely on cloud service providers, such as Amazon Web Services and Google Cloud, to provide the cloud computing infrastructure that we use to host our platform, products, and many of the internal tools we use to operate our business. While we control and have access to our servers, we do not control the operation of the facilities where the servers are located. While we have a long-term commitment with these cloud service providers, and our platform, products, and internal tools use computing, storage capabilities, bandwidth, and other services provided by these cloud services providers, the services providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all, upon the expiration of such commitment. Any significant disruption of, limitation of our access to, or other interference with our use of these cloud service providers would negatively impact our operations and could seriously harm our business. In addition, any transition of the cloud services currently provided by these cloud service providers to another cloud services provider would require significant time and expense and could disrupt or degrade delivery of our platform. Our business relies on the availability of our platform and products for our members and physician users, and we may lose members and physician users if they are not able to access our platform or encounter difficulties in doing so. The level of service provided by cloud service providers could affect the availability or speed of our platform, which may also impact the usage of, and our provider users’ satisfaction with, our platform and could seriously harm our business and reputation. If cloud service providers increase pricing terms, terminate or seek to terminate our contractual relationship, we are unable to renew an agreement on commercially reasonable terms, establish more favorable relationships with our competitors, or change or interpret their terms of service or policies in a manner that is unfavorable with respect to us we may be required to transfer our servers and other infrastructure to a different service provider and, our business, results of operations, and financial condition could be harmed, which may incur significant costs and possible services interruptions. Additionally, if our cloud service providers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could cause the service levels provided by our cloud service providers to fail or experience delays. Any changes or disruptions in our cloud service providers’

service levels could adversely affect our reputation or result in lengthy interruptions in our services and negatively affect our business.

Our failure to protect our sites, networks, and systems against security breaches, or otherwise to protect our confidential or health information or the confidential or health information of our members, providers, or other third parties, would damage our reputation and brand, and substantially harm our business and results of operations.

Breaches of our security measures or those of our third-party service providers or other cyber security incidents could result in unauthorized access to our sites, networks, systems, and accounts; unauthorized access to, and misappropriation of, individuals’ personal identifying information, personal health information, or other confidential or proprietary information of ourselves, our members, or other third parties; viruses, worms, spyware, or other malware being served from our platform, networks, or systems; deletion or modification of content or the display of unauthorized content on our platform; the loss of access to critical data or systems through ransomware, destructive attacks or other means; and business delays, service or system disruptions or denials of service. If any of these breaches of security should occur, we cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. The losses related to such breaches might include interruption, disruption, or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, and response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action, and other potential liabilities. Our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches. Actual or anticipated security breaches or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Additionally, there is an increased risk that we may experience cybersecurity-related events such as COVID-19-themed phishing attacks and other security challenges as a result of most of our employees and our service providers working remotely from non-corporate-managed networks during the ongoing COVID-19 pandemic and potentially beyond.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security, and other laws, and cause significant legal and financial exposure, adverse publicity, and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, and financial condition. We devote significant resources to protect against security breaches, and we may need to devote significantly more resources in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties to perform certain operational functions and services, to support and use our Clover Assistant and technology platforms, and to support our general services and administration functions. These third parties include, for example, insurance brokers, our information technology system providers, data submission providers, coders, quality metrics auditors, pharmacy benefit management (“PBM”), services suppliers, enrollment administration providers, and customer service, provider support line, call center and claim and billing service providers. We also rely on integrations with EHR providers and clinical software developers. If their services become unavailable, our operations and business strategies could be significantly disrupted. For example, we have entered into agreements with our PBM services suppliers to provide us and certain of our members with certain PBM services, such as claims processing, mail pharmacy services, specialty pharmacy services, retail network pharmacy network, participating pharmacy audits, reporting, formulary services and coordination of benefits, and such agreements are typically entered into on a two year exclusive basis. If our agreements with PBM services suppliers were to terminate for any reason or one of our PBM services supplier’s ability to perform their respective obligations under their agreements with us were impaired, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, our costs may increase, we would not realize the anticipated benefits of our agreements for PBM services, and we may not be able to meet the full demands of our members, any of which could have a material adverse effect on our business, brand, reputation and results of operations. Furthermore, certain legislative authorities have in recent years discussed or proposed legislation that would restrict outsourcing. In addition, we may be held accountable for any failure of performance by our vendors. Significant failure by a third party to perform in accordance with the terms of our contracts or applicable law could subject us to fines or other sanctions or otherwise have a material adverse effect on our business and results of operations. A termination of our agreements with, or disruption in the performance of, one or more of these service providers could result in service disruption or unavailability, and harm our ability to continue to develop, maintain and improve the Clover Assistant. This could decrease the usefulness of the Clover Assistant and result in decreased adoption by network physicians and potentially higher medical costs for our members, increased or duplicative costs, an inability to meet our obligations to our members or require us to seek alternative service providers on less favorable contract terms, any of which can adversely affect our business, brand, reputation or operating results. Additionally, if our service partners and vendors do not utilize industry standards with respect to privacy and data requirements, or other applicable safeguards, Clover may be exposed to additional liability, the breach of its patient data, or loss of its ability to provide plans and services.

Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our members and provider users, as our partners may no longer facilitate the enrollment of members into, or the effective and efficient operations of, our MA Plans or the adoption of the Clover Assistant by physicians. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased revenue or increase in the number of members or physician users of the Clover Assistant.

Because competition for qualified personnel is intense, we may not be able to attract and retain the highly skilled employees we need to execute our business strategies and growth plans.

To execute on our growth plan, we must attract and retain highly qualified personnel. The pool of qualified personnel with experience working in the healthcare market, and particularly Medicare Advantage, is limited. As we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain, and motivate employees provided by our stock options and other equity awards, or by other compensation arrangements, may not be as effective as in the past. As such, we may not be successful in continuing to attract and retain qualified personnel. Our recruiting efforts may also be limited by laws and regulations, such as restrictive immigration laws, and restrictions on travel or availability of visas (including during the ongoing COVID-19 pandemic). If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain qualified key personnel could adversely affect our business.

Our success depends largely upon the continued services and reputation of our senior management and other key personnel. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives and key employees, which could disrupt our business, and we can provide no assurance that any of our executives or key employees will continue their employment with us. Our senior management and key employees are “at-will” employees and therefore may terminate employment with us at any time with no advance notice. In addition, we currently do not have “key person” insurance on any of our employees. We also rely on our leadership team in the areas of research and development, marketing, services and general and administrative functions. The loss and replacement of one or more of our members of senior management or other key employees, including our co-founder and Chief Executive Officer, Vivek Garipalli, and our President and Chief Technology Officer, Andrew Toy, would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. In addition, our positive reputation is in part derived from the business success and standing in the community of our senior management, in particular our Chief Executive Officer. As a result, any negative perception of our senior management by our current or prospective investors, members, or physicians, or any negative press stories about our senior management, may harm our reputation and damage our business prospects. Furthermore, volatility or lack of performance in our stock price may affect our ability to attract and retain replacements should key personnel depart. If we are not able to retain any of our key personnel, our business, results of operations and financial condition could be harmed.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly-traded company, interacting with public company investors and securities analysts, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

We may engage in merger and acquisition activities, which would require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.

As part of our business strategy to expand usage of our platform, offer our plans in additional markets, extend the provision of in-home care services in those additional markets and grow our business in response to changing technologies, provider and member demand, and competitive pressures, we may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by members or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. In addition, if we fail to successfully integrate such acquisitions, or the assets, technologies, or personnel associated with such acquisitions, into our company, the business and results of operations of the combined company would be adversely affected.

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, expose us to claims and disputes by stockholders and third parties, and adversely impact our business, financial condition, and results of operations. We may not successfully evaluate or utilize the acquired assets and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may pay cash for any such acquisition, which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders’ ownership would be diluted.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

Historically, we have financed our operations and capital expenditures primarily through sales of our capital stock and debt securities that are convertible into our capital stock. In the future, we may raise additional capital through additional debt or equity financings to support our business growth, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the amounts of IBNR claims, recoveries from third parties for coordination of benefits, and final determination of medical cost adjustment pools. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

From time to time we are and may be subject to litigation or investigations, which could be costly and time-consuming to defend.

From time to time we are and may be subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by providers, facilities, consultants, and vendors in connection with commercial disputes, or employment claims made by our current or former associates. In addition, from time to time, we are and may be subject to regular and special governmental market conduct and other audits, investigations and reviews by, and we receive and may receive subpoenas and other requests for information from, various federal and state agencies, regulatory authorities, attorneys general, committees, subcommittees and members of the U.S. Congress and other state, federal and international governmental authorities. In the United States, federal and state governments have made investigating and prosecuting health care and other insurance fraud, waste, and abuse a priority. Fraud, waste, and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, fraudulent coding practices, billing for unnecessary medical and/or other covered services, improper marketing and violations of patient privacy rights. The U.S. Department of Justice (“DOJ”) and the Department of Health and Human Services Office of Inspector General (the “OIG”), have recently increased their scrutiny of healthcare payers and providers, and Medicare Advantage insurers, under the federal False Claims Act (the “FCA”), in particular, and there have been a number of investigations, prosecutions, convictions and settlements in the healthcare industry. CMS and the OIG also periodically perform risk adjustment data validation (“RADV”) audits of selected Medicare Advantage health plans to validate the coding practices of and supporting documentation maintained by health care providers. Certain of our plans have been selected for such audits, which have in the past resulted and could in the future result in retrospective adjustments to payments made to our health plans, fines, corrective action plans or other adverse action by CMS.

We also may be subject to lawsuits (including qui tam or “whistleblower” actions) under the FCA and comparable state laws for submitting allegedly fraudulent or otherwise inappropriate claims for payments for services under the Medicare program. In recent years, government oversight and law enforcement agencies, as well as private party relators, have become increasingly active and aggressive in investigating and taking legal action against potential fraud and abuse. These lawsuits, which may be initiated by government authorities or the relator alone, can involve significant monetary exposure under the FCA, which provides for treble damages and significant mandatory minimum penalties for each false claim or statement. Healthcare plans and providers thus often seek to resolve these types of allegations through settlement for significant and material amounts, including in circumstances where they do not acknowledge or admit liability, to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree or settlement agreement, including, for example, corporate integrity agreements.

There has been increased government scrutiny and litigation involving MA plans under the FCA related to diagnosis coding and risk adjustment practices. In some proceedings involving MA plans, there have been allegations that certain financial arrangements with providers violate other laws governing fraud and abuse, such as the Anti-Kickback Statute. We perform ongoing monitoring of our compliance with CMS risk adjustment requirements and applicable laws, which includes review of the Clover Assistant features that may be relevant to patient risk assessments and the submission of risk adjustment data to CMS. We also monitor our physician payment practices to ensure compliance with applicable laws, such as the Anti-Kickback Statute. While we believe that our risk adjustment data collection efforts and relationships with providers, including those related to the Clover Assistant, comply with applicable laws, we are and may be subject to audits, reviews and investigation of our practices and arrangements, and the federal government might conclude that they violate the FCA, the Anti-Kickback Statute and/or other federal and state laws governing fraud and abuse. See the section entitled “Risk factors—Risks Related to Governmental Regulation—Our business activities are highly regulated and new and proposed government regulation or legislative reforms could increase our cost of doing business and reduce our membership, profitability and liquidity.”

Litigation and audits, investigations or reviews by governmental authorities or relators may result in substantial costs and may divert management’s attention and resources, which may substantially harm our business, financial condition, and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. Resolution of some of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely affect our results of operations and cash flows, thereby harming our business.

The regulations and contractual requirements applicable to us and other market participants are complex and subject to change, making it necessary for us to invest significant resources in complying with our regulatory and contractual requirements. Ongoing vigorous legal enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources, and we may not always be successful in ensuring appropriate compliance by our Company, employees, consultants, or vendors, for whose compliance or lack thereof we may be held responsible and liable for. Regular and special governmental audits, investigations and reviews could result in changes to our business practices, and also could result in significant or material premium refunds, fines, penalties, civil liabilities, criminal liabilities or other sanctions, including marketing and enrollment sanctions, suspension or exclusion from participation in government programs, and suspension or loss of licensure if we are determined to be in violation of applicable laws or regulations. Any of these audits, reviews, or investigations could have a material adverse effect on our financial position, results of operations or business, or could result in significant liabilities and negative publicity for our company.

Risks Related to Governmental Regulation

We derive substantially all of our total revenues from Medicare Advantage premiums now and expect to continue to derive a substantial portion of our total revenues in the future from Medicare Advantage premiums, and changes or developments in Medicare or the health insurance system and laws and regulations governing the health insurance markets in the United States could materially adversely affect our business, operating results, financial condition and prospects.

Medicare Advantage premiums currently account for substantially all of our total revenues, and we expect that they will continue to account for a substantial portion of our total revenues in the future. As currently structured, the premium rates paid to Medicare health plans like ours are established by contract, although the rates differ depending on a combination of factors, including upper payment limits established by CMS, a member’s health profile and status, age, gender, county or region, benefit mix, member eligibility categories, and a member’s risk score. As a consequence, our profitability is dependent on government funding levels for Medicare programs. Funding for Medicare depends on many factors outside of our control, including general economic conditions and budgetary constraints at the federal or applicable state level. For example, CMS has in the past reduced or frozen Medicare Advantage benchmarks, and additional cuts to Medicare Advantage benchmarks are possible. Reductions or less than expected increases in funding for Medicare programs could significantly reduce our revenues and profitability. In addition, the Medicare Part A Hospital Insurance Trust Fund is currently estimated to be exhausted in 2026. If an unexpected reduction in payments, inadequate government funding, significantly delayed payments for Medicare programs or similar events were to occur, our business, results of operations and financial condition could be adversely affected.

Our business also depends upon the public and private sector of the U.S. insurance system, which is subject to a changing regulatory environment. Accordingly, the future financial performance of our business will depend in part on our ability to adapt to regulatory developments, including changes in laws and regulations or changes to interpretations of such laws or regulations, especially laws and regulations governing Medicare. For example, in March 2010, the ACA became law. The ACA substantially changed the way healthcare is financed by both commercial and government payers and contains a number of provisions that impact our business and operations, including requiring MA plans to spend 85% of premium dollars on medical care, requiring CMS to apply coding intensity adjustments to Medicare payments, which is an across-the-board reduction to MA risk scores, and the expansion of Medicaid eligibility to additional categories of individuals. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as the act in its entirety, and we expect there will be additional challenges and amendments to the ACA in the future. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case. The case currently is scheduled to be argued before the U.S. Supreme Court in November 2020, although it is unclear when a decision will be made or how the Supreme Court will rule. The recent death of Supreme Court Justice Ruth Bader Ginsberg, and the appointment of any potential replacement Justice, adds further uncertainty to the outcome of this case and other challenges to the ACA.

Additionally, ongoing health reform efforts and measures may expand the role of government-sponsored coverage, including single payer or so called “Medicare-for-All” proposals, which could have far-reaching implications for the insurance industry if enacted, and reductions in the minimum age for Medicare eligibility. Some proposals would seek to eliminate the private marketplace, whereas others would expand a government-

sponsored option to a larger population. We are unable to predict the full impact of healthcare reform initiatives on our operations in light of the uncertainty of whether initiatives will be successful and the uncertainty regarding the terms and timing of any provisions enacted and the impact of any of those provisions on various healthcare and insurance industry participants. In particular, the expansion of government-sponsored coverage through “Medicare-for-All” or the implementation of a single payer system may cause us to reevaluate the manner in which we commercialize our platform and products.

Changes in laws, regulations and guidelines governing health insurance may also be incompatible with various aspects of our business and require that we make significant modifications to our existing technology or practices, which may be costly and time-consuming to implement and could also harm our business, operating results and financial condition. Various aspects of healthcare reform could also cause us to discontinue certain health insurance plans or prohibit us from distributing certain health insurance plans in particular jurisdictions. Our business, operating results, financial condition and prospects may be materially and adversely affected if we are unable to adapt to developments in healthcare reform in the United States.

State corporate practice of medicine and fee-splitting laws govern at least some of our business operations, and violation of such laws could result in penalties and adversely affect our arrangements with contractors and our results of operations and financial condition.

In several states where we operate through our subsidiaries, we must comply with state corporate practice of medicine laws that prohibit a business corporation from practicing medicine, employing physicians to practice medicine, or exercising control over medical treatment decisions by physicians. In these states, typically only medical professionals or a professional corporation in which the shares are held by licensed physicians or other licensed medical professionals may provide medical care to patients. Health maintenance organizations are exempt from laws prohibiting the corporate practice of medicine in many states due to the integrated nature of the delivery system. Many states also have some form of fee-splitting law, prohibiting certain business arrangements that involve the splitting or sharing of medical professional fees earned by a physician or another medical professional for the delivery of healthcare services. Prohibitions on the practice of medicine, fee-splitting between physicians and referral sources may be statutory or regulatory, or may be imposed through judicial or regulatory interpretation, and vary widely from state to state.

Through our health maintenance organization subsidiary, we employ providers and other clinical staff to provide medical services to medically complex members enrolled in our in-home primary care program, which does not charge any additional fees for the services provided. We believe our health services operations comply with applicable state law regarding the corporate practice of medicine and fee-splitting and similar issues.

Despite structuring these arrangements in ways that we believe comply with applicable law, governmental authorities may assert that we are engaged in the corporate practice of medicine or that our contractual arrangements with providers constitute unlawful fee-splitting. Moreover, we cannot predict whether changes will be made to existing laws, regulations, or interpretations, or whether new ones will be enacted or adopted, which could cause us to be out of compliance with these requirements. If our arrangements are found to violate corporate practice of medicine or fee-splitting laws, our provision of services through our employed providers and clinical staff could be deemed impermissible, requiring us to do a restructuring or reorganization of our business, and we could be subject to injunctions or civil or, in some cases, criminal penalties.

Failure to maintain satisfactory quality and performance measures may negatively affect our premium rates, subject us to penalties, limit or reduce our membership, or impede our ability to compete for new business in existing or new markets or result in the termination of our contracts, affect our ability to establish new health plans or expand current health plans, which could have a material adverse effect on our business, rate of growth and results of operations, financial condition and cash flows.

Quality scores are used by certain regulatory agencies to establish premium rates and/or calculate performance incentives. In the case of CMS, for example, Star Ratings are used to pay quality bonuses to MA plans that enable high scoring plans to offer enhanced health benefits for their members. Medicare Advantage and Part D plans with Star Ratings of five (5.0) stars or higher are eligible for year-round open enrollment; conversely, plans with lower Star Ratings have more restricted times for enrollment of beneficiaries. Medicare Advantage and Part D plans with Star Ratings of less than three (3.0) stars in three consecutive years are denoted as “low performing” plans on the CMS website and in the CMS “Medicare and You” handbook. In addition, in 2019 CMS had its authority reinstated to terminate Medicare Advantage and Part D contracts for plans rated below three (3.0) stars in three consecutive years. The first Medicare Advantage or Part D contracts that could be terminated by CMS under this authority would be qualified for such action based on the plan’s failure to achieve at least three (3.0) stars for the 2020, 2021 and 2022 sets of Star Ratings. As a result, Medicare Advantage and Part D plans that achieve higher Star Ratings may have a competitive advantage over plans with lower Star Ratings.

The Star Rating system considers various measures adopted by CMS, including, among others, quality of care, preventative services, chronic illness management and member satisfaction. Our Star Ratings may be negatively impacted if we fail to meet the quality, performance and regulatory compliance criteria established by CMS. Furthermore, the Star Rating system is also subject to change annually by CMS, which may make it more difficult to achieve and maintain three (3.0) stars or greater. For each year that our plans were rated, we received a Star Rating of 3.0, except for 2017, when our Star Rating was 3.5. Despite our operational efforts to improve our Star Ratings, there can be no assurances that we will be successful in maintaining or improving our Star Ratings in future years. For example, our Star Ratings may fall as a result of the COVID-19 pandemic, since, among other factors, the deferrals of elective care during the pandemic could significantly impact the factors upon which our Star Ratings may be based. In addition, to the extent our members are concentrated in geographical areas or comprised of populations that experienced some of the earliest and more severe outbreaks of the virus, our Star Ratings could be disproportionately negatively impacted as compared to our competitors. Furthermore, our higher concentration of minority members and members residing in socioeconomically disadvantaged neighborhoods generally may make it more difficult for us to achieve and maintain high Star Ratings as compared to our competitors, given the well-documented health disparities among different minority and socioeconomic groups. Also, audits of our performance for past or future periods may result in downgrades to our Star Ratings.

Failure to maintain satisfactory quality and service measures could also adversely affect our ability to establish new health plans or expand the business of our existing health plans. In addition, lower quality scores or Star Ratings, when compared to our competitors, may adversely affect our ability to attract members and obtain regulatory approval for acquisitions or expansions. If we do not maintain or continue to improve our Star Ratings, fail to meet or exceed our competitors’ ratings, or if quality-based bonus payments are reduced or eliminated, we may experience a negative impact on our revenues and the benefits that our plans can offer, which could materially and adversely affect the marketability of our plans, our membership levels, results of operations, financial condition and cash flows.

Our business activities are highly regulated and new and proposed government regulation or legislative reforms could increase our cost of doing business and reduce our membership, profitability and liquidity.

The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we are compensated for providing coverage for our Medicare Advantage members, our contractual relationships with our physicians, vendors and members, our marketing activities and other aspects of our operations. Of particular importance are:

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the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;

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the federal physician self-referral law, commonly referred to as the Stark Law, that, subject to limited exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” if the physician or a member of such physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibits the entity from billing Medicare or Medicaid for such designated health services;

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the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) which impose a number of obligations on issuers of health insurance coverage and health benefit plan sponsors with respect to the privacy and security of health information and data standards regulation;

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the criminal healthcare fraud provisions of HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal FCA that imposes civil and criminal liability on individuals or entities for knowingly filing, or causing to be filed, a false claim to the federal government, or the knowing use of false statements to obtain payment from the federal government. Suits filed under the FCA, known as qui tam actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement;

•	state insurance holding company laws and regulations pertaining to licensing and plan solvency requirements;

•	reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

•	similar state law provisions pertaining to anti-kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any third-party payor;

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state laws that prohibit general business corporations, such as us, from engaging in the corporate practice of medicine, controlling physicians’ medical decisions or engaging in some practices such as splitting fees with physicians;

•	the provision of the Affordable Care Act (the “ACA”), that requires MA plans to spend 85% of premium dollars on medical care;

•	federal and state laws that govern our relationships with pharmaceutical manufacturers, wholesalers, pharmacies, members and consumers;

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federal and state legislative proposals and/or regulatory activity that could adversely affect pharmacy benefit industry practices, including the management and breadth of provider networks; the regulation of the development and use of drug formularies and/or maximum allowable cost list pricing; in addition to legislation, regulations or regulatory activity increasing the regulation of prescription drug pricing, imposing additional rights to access to drugs for individuals enrolled in health care benefit plans or reducing the cost of such drugs to those individuals, imposing requirements relating to the receipt or required disclosure of rebates from pharmaceutical manufacturers, and restricting the use of average wholesale prices;

•	laws that regulate debt collection practices as applied to our debt collection practices;

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a provision of the Social Security Act that imposes civil and criminal penalties on healthcare providers who fail to disclose or refund known overpayments; federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered;

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federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to enroll and participate in the Medicare and Medicaid programs, and to report certain changes in their operations to the agencies that administer these programs;

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federal and state laws governing the ways in which we communicate with members and market our services, including the Telephone Consumer Protection Act (“TCPA”), the Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CAN-SPAM”);

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with respect to our non-U.S. operations, U.S. laws that regulate the conduct and activities of U.S. based businesses operating abroad, such as the export controls laws or the FCPA, the latter of which prohibits offering, promising, providing or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage; and

•	with respect to the operations of our therapeutics affiliate, the extensive, complex, and evolving laws and regulations by principally the U.S. Food and Drug Administration (the “FDA”).

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties, such as fines, damages, overpayment, recoupment, loss of ability to provide in-home clinician services, loss of ability to access and use member data, loss of enrollment or licensure status or the ability to market our products, loss of the ability to expand into new markets, and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. We also could be held responsible for the failure of any of our downstream vendors to follow applicable laws and regulations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, and result in adverse publicity.

If the Clover Assistant were to become subject to regulation by the FDA and we were unable to obtain the required approval or comply with these regulations, our business, operating results, financial condition and prospects may be materially and adversely affected.

Medical or health-related software, including machine learning functionality and predictive algorithms, may be subject to regulation by the FDA if such software falls within the definition of a “medical device” under the federal Food, Drug, and Cosmetic Act (the “FDCA”). Currently, the FDA exercises enforcement discretion for certain low-risk software that meets criteria announced in its guidance documents. In addition, in December of 2016, President Obama signed into law the 21st Century Cures Act, which included exemptions from the definition of “medical device” for certain medical-related software, including software used for administrative support functions at a healthcare facility, software intended for maintaining or encouraging a healthy lifestyle, EHR software, software for transferring, storing, or displaying medical device data or in vitro diagnostic data, and certain clinical decision support software. The FDA has also issued a number of draft guidance documents, concerning, for example, clinical decision software, to clarify how it intends to interpret and apply the new exemptions under the 21st Century Cures Act. Although we believe that our Clover Assistant platform does not meet the definition of medical device and/or meets the criteria which FDA has announced for its exercise of enforcement discretion to apply, there is a risk that the FDA could disagree with our determination or that the FDA could develop new guidance documents or finalize current draft guidance documents that would subject our platform to active FDA oversight. If the FDA determines that any of our current or future analytics applications are regulated as medical devices, we would become subject to various requirements under the FDCA and the FDA’s implementing regulations, including extensive requirements relating to premarket approval or clearance, labeling, manufacturing, adverse event reporting and quality controls, among others. Our business, operating results, financial condition and prospects may be materially and adversely affected if we were to become subject to regulation by the FDA and were unable to obtain approval or comply with these regulations.

If we are required to maintain higher statutory capital levels for our existing operations or if we are subject to additional capital reserve requirements as we pursue new business opportunities, our cash flows and liquidity may be adversely affected.

Our MA plans are operated through regulated insurance subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, or net worth, as defined by each state. One or more of these states may raise the statutory capital level from time to time. Other states have adopted risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners, which tend to be, although are not necessarily, higher than existing statutory capital requirements. Regardless of whether the other states in which we operate adopt risk-based capital requirements, the state departments of insurance can require our regulated insurance subsidiaries to maintain minimum levels of statutory capital in excess of amounts required under the applicable state laws if they determine that maintaining additional statutory capital is in the best interests of our members. Any other changes in these requirements could materially increase our statutory capital requirements. In addition, as we continue to expand our plan offerings in new states, add new members, or pursue new business opportunities, we may be required to maintain additional statutory capital. In any case, our available funds could be materially reduced, which could harm our ability to implement our business strategy.

Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of personally identifiable information (“PII”), including protected health information (“PHI”). These laws and regulations include the Health Insurance Portability and Accountability Act of 1996, HIPPA, as amended by HITECH, which we refer to collectively as HIPAA, and the California Consumer Privacy Act of 2018 (the “CCPA”). HIPAA establishes a set of basic national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, which includes us, and the business associates with whom such covered entities contract for services, which also includes us.

HIPAA requires healthcare payers and providers—and we are both—to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

Penalties for failure to comply with a requirement of HIPAA vary significantly depending on the nature of violation and could include civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of Health and Human Services (“HHS”), conduct periodic compliance audits of HIPAA-covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PII, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our providers and business associates and potentially exposing us to additional expense, adverse publicity and liability. For example, the CCPA came into effect on January 1, 2020. The CCPA requires companies that process information on California residents to make new disclosures to consumers, which could include certain of our employees, about their data collection, use, and sharing practices, allows consumers to opt out of certain data sharing with third parties and exercise certain individual rights regarding their personal information, provides a new cause of action for data breaches, and provides for penalties for noncompliance of up to $7,500 per violation. Regulations from the California attorney general’s office on the specific requirements of the CCPA have just recently been finalized and it remains unclear how stringent the California attorney general’s office will be in enforcing the law. It also remains unclear how much private litigation will ensue under the data breach private right of action, and whether existing amendments that are favorable to us that exclude business to business information and employee information from certain of the CCPA’s requirements will remain in effect after January 1, 2021, which would potentially result in additional compliance obligations. Additionally, a new California ballot initiative, the California Privacy Rights Act, appears to have garnered enough signatures to be included on the November 2020 ballot in California, and if voted into law by California residents, would impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It would also create a new California data protection agency specifically tasked to enforce the law, which would likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Similar laws have been proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

New health information standards, whether implemented pursuant to HIPAA, state or federal legislative action or otherwise, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with standards could be significant. If we do not comply with existing or new laws and regulations related to PHI, we could be subject to criminal or civil sanctions.

Because of the extreme sensitivity of the personal information, including PHI, that we store and transmit, the security features of our technology platform are very important. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive provider and member data, including HIPAA-regulated PHI. As a result, our reputation could be severely damaged, adversely affecting PCP and member confidence. Members may curtail their use of or stop using our services or our member base could decrease, which would cause our business to suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to business partners in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and, in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We outsource important aspects of the storage and transmission of member information, and thus rely on third parties to manage functions that have material cyber-security risks. We attempt to address these risks by requiring outsourcing subcontractors who handle member information to sign business associate agreements contractually requiring those subcontractors to adequately safeguard personal health data to the same extent that applies to us and in some cases by requiring such outsourcing subcontractors to undergo third-party security examinations. However, we cannot assure you that these contractual measures and other safeguards will adequately protect us from the risks associated with the storage and transmission of such information on our behalf by our subcontractors.

We also publish statements to our members that describe how we handle and protect personal information. Any failure or perceived failure by us to maintain posted privacy policies which are accurate, comprehensive and fully implemented, and any violation or perceived violation of our privacy-, data protection- or information security-related obligations to providers, members or other third parties could result in claims of deceptive practices brought against our Company, which could lead to significant liabilities and consequences, including, without limitation, governmental investigations or enforcement actions, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders. Which could have material impacts on our revenue and operations.

Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination, and security practices that appear to be unfair or deceptive. There are a number of legislative proposals in the United States, at both the federal and state level, that could impose new obligations and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that future laws, regulations, and standards may have on our business.

Risks Related to Clover’s Intellectual Property

Failure to protect or enforce our intellectual property rights could impair our ability to protect our internally-developed technology and our brand, and our business may be adversely affected.

Our success is dependent, in part, upon protecting our intellectual property rights, internally-developed technology and other proprietary information. We rely and expect to continue to rely on a combination of trademark, copyright, patent, and trade secret protection laws to protect our intellectual property rights, internally-developed technology and other information that we consider proprietary. Additionally, we maintain a policy requiring our employees, consultants, independent contractors, and third parties who are engaged to develop any intellectual property for us to enter into confidentiality and invention assignment agreements to control access to and use of our technology and other information that we consider proprietary and to ensure that any intellectual property developed by such employees, contractors, consultants, and other third parties are assigned to us. However, we cannot guarantee that such confidentiality and proprietary agreements or other employee, consultant, or independent contractor agreements we enter into will adequately protect our intellectual property rights, internally-developed technology and other information that we consider proprietary. In addition, we cannot guarantee that these agreements will not be breached, that we will have adequate remedies for any breach, or that the applicable counter-parties to such agreements will not assert rights to our intellectual property rights, internally-developed technology or other proprietary information that we consider proprietary arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our internally-developed solutions or technologies, particularly with respect to officers and employees who are no longer employed by us.

In addition, third parties may knowingly or unknowingly infringe or circumvent our intellectual property rights, and we may not be able to prevent infringement even after incurring substantial expense. Litigation brought to protect and enforce our intellectual property rights would be costly, time-consuming, and distracting to management and key personnel, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations. Any of these events would have a material adverse effect on our business, results of operations, and financial condition.

Our failure to obtain or maintain the right to use certain of our intellectual property would negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain intellectual property used in our platform and products. While we have patent applications pending in the United States, we have not applied for patent protection in foreign jurisdictions, and we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, we cannot ensure that any of the patent applications will be approved or that the claims allowed on any patents issued in the future will be sufficiently broad to protect our technology or platform and provide us with competitive advantages. Furthermore, any patents that may be issued may be challenged, invalidated, or circumvented by third parties.

Many patent applications in the United States may not be public for a period of time after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. Because some patent applications may not be public for a period of time, there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

We also rely on unpatented internally-developed technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets, internally-developed technology, and other information that we consider proprietary, we require employees, consultants, and independent contractors to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how, internally-developed technology, or other information that we consider proprietary in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, internally-developed technology, or other information that we consider proprietary. If we are unable to maintain our rights in our internally-developed technologies and other intellectual property, our business would be materially adversely affected.

We rely on our trademarks, trade names, and brand names to distinguish our solutions and branding from the products of our competitors, and have registered or applied to register many of these trademarks in the United States and certain countries outside the United States. However, occasionally third parties may have already registered identical or similar marks for products or solutions that also address our key markets. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets. There can also be no assurance that pending or future U.S. or foreign trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our platform, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

There is considerable activity in connection with the development of intellectual property, whether or not patentable, in our industry. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property relating to our industry and our business. As we face increasing competition and our public profile increases, the possibility of intellectual property rights claims against us may also increase. Our competitors or other third parties may in the future claim that we are infringing upon, misappropriating, or violating their intellectual property rights, even if we are unaware of such intellectual property rights. Such claims, regardless of merit, may result in litigation. The costs of supporting such litigation are considerable, and such litigation may divert management and key personnel’s attention and resources, which might seriously harm our business, results of operations, and financial condition. We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to obtain a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices would require significant effort and expense. Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment which may not be reversible upon appeal. For example, the terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts to the other party. Any of these events would cause our business and results of operations to be materially and adversely affected as a result.

In addition, in most instances, we have agreed to indemnify our providers against certain third-party claims, which may include claims that our platform and products infringe the intellectual property rights of such third parties and our business could be adversely affected by any significant disputes between us and our providers as to the applicability or scope of our indemnification obligations to them.

Our use of “open source” and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions and could subject us to possible litigation.

A portion of the technologies we use in the Clover Assistant incorporates “open source” software, and we may incorporate open source software in the Clover Assistant in the future. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available across a network software and services that include open source software to make available all or part of such software, which in some circumstances could include valuable proprietary code, at no cost, or license such code under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable internally-

developed source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose source code that incorporates or is a modification of such licensed software. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such license types. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable open source license, we could expend substantial time and resources to re-engineer some or all of our software or be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the use of our platform, products, or other technologies we use in our business that contained the open source software, and required to comply with the foregoing conditions, including public release of certain portions of our internally-developed source code.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could be harmful to our business, financial condition, or operating results.

While we rely on software licensed from third parties for internal tools we use to operate our business we do not currently in-license any intellectual property. However, in the future, we may need to obtain licenses from third parties to use intellectual property rights associated with the development of our platform, products, and other internal tools, which might not be available on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our platform, products, or other internal tools could result in loss of functionality or availability of our platform, products, or other internal tools until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Any errors or defects in third-party software could result in errors or a failure of our platform, products, or other internal tools. Any of the foregoing would disrupt the deployment of our platform, products, or other internal tools and harm our business, results of operations, and financial condition.

Risks Related to the Business Combination and SCH

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us,” or “our,” refer to SCH prior to the consummation of the Business Combination.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how SCH’s public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

Neither the SCH board of directors nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.

Neither the SCH board of directors nor any committee thereof is required to obtain an opinion that the price that we are paying for Clover is fair to us from a financial point of view. Neither the SCH board of directors nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the SCH board of directors and management conducted due diligence on Clover. The SCH board of directors reviewed comparisons of selected financial data of Clover with its peers in the industry and the financial terms set forth in the Merger Agreement, and concluded that the Business Combination was in the best interest of SCH’s shareholders. Accordingly, investors will be relying solely on the judgment of the SCH board of directors and management in valuing Clover, and the SCH board of directors and management may not have properly valued such businesses. The lack of a third party valuation may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

We may be forced to close the Business Combination even if we determined it is no longer in our shareholders’ best interest.

Our public shareholders are protected from a material adverse event of Clover arising between the date of the Merger Agreement and the Closing primarily by (i) the right to redeem their public shares for a pro rata portion of the funds held in the trust account, calculated as of two business days prior to the vote at the extraordinary general meeting and (ii) the closing condition that there be no material adverse effect on Clover.

However, if we do not obtain shareholder approval at the extraordinary general meeting, Clover can continually obligate us to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such shareholder approval being obtained and three business days prior to the Agreement End Date. We are also restricted from seeking, soliciting, negotiating or consummating any alternative business combination while the Merger Agreement is still in effect.

Since the Sponsor and SCH’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Clover is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of SCH’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and SCH’s directors and officers have interests in such proposal that are different from, or in addition to, those of SCH shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

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Prior to SCH’s initial public offering, the Sponsor purchased 17,250,000 SCH Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.0001 per share, and transferred 100,000 of such shares to each of Ms. Reses and Dr. Ryans at their original per-share purchase price, and SCH later effected a share capitalization increasing the total number of SCH Class B ordinary shares issued and outstanding from 17,250,000 to 20,700,000 in order to maintain the number of SCH Class B ordinary shares at 20% of the aggregate number of SCH’s issued and outstanding ordinary shares upon the consummation of SCH’s initial public offering. If SCH does not consummate a business combination by April 24, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 20,700,000 SCH Class B ordinary shares collectively owned by the Sponsor and two members of SCH’s board of directors (Jacqueline D. Reses and Dr. James Ryans) would be worthless because following the redemption of the public shares, SCH would likely have few, if any, net assets and because the Sponsor and SCH’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any SCH Class A ordinary shares and SCH Class B ordinary shares held by it or them, as applicable, if SCH fails to complete a business combination within the required period. Additionally, in such event, the 10,933,333 private placement warrants purchased by the Sponsor simultaneously with the consummation of SCH’s initial public offering for an aggregate purchase price of $16.4 million, will also expire worthless. Certain of SCH’s directors and executive officers, including Chamath Palihapitiya and Ian Osborne, also have a direct or indirect economic interest in such private placement warrants and in the 20,500,000 SCH Class B ordinary shares owned by the Sponsor. The 20,700,000 shares of Clover Health Class A common stock into which the 20,700,000 SCH Class B ordinary shares collectively held by the Sponsor, Dr. Ryans and Ms. Reses, will automatically convert in connection with the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $207 million based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of Clover Health Class A common stock will be subject to certain restrictions, including those described above, SCH believes such shares have less value. The 10,933,333 Clover Health warrants into which the 10,933,333 private placement warrants held by the Sponsor will automatically convert in connection with the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $16.9 million based upon the closing price of $1.55 per public warrant on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus.

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The Sponsor (including its representatives and affiliates) and SCH’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to SCH. For example, Mr. Palihapitiya and Mr. Osborne, each of whom serves as an officer and director of SCH and may be considered an affiliate of the Sponsor, have also recently incorporated Social Capital Hedosophia Holdings Corp. II (“IPOB”), Social Capital Hedosophia Holdings Corp. IV (“IPOD”), Social Capital Hedosophia Holdings Corp. V (“IPOE”), and Social Capital Hedosophia Holdings Corp. VI (“IPOF”), all of which are blank check companies incorporated as a Cayman Islands exempted companies for the purpose of effecting their respective initial business combinations. Mr. Palihapitiya is the Chief Executive Officer and Chairman of the Board of Directors of IPOB, IPOD, IPOE and IPOF, Mr. Osborne is the President and a director of IPOB, IPOD, IPOE and IPOF, and each of our other officers is also an officer of IPOB, IPOD, IPOE and IPOF and owe fiduciary duties under Cayman Islands Companies Law to IPOB, IPOD, IPOE and IPOF. The Sponsor and SCH’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to SCH completing its initial business combination. Moreover, certain of SCH’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. SCH’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to SCH, and the other entities to which they owe certain fiduciary or contractual duties, including IPOB, IPOD, IPOE and IPOF. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in SCH’s favor and such potential business opportunities may be presented to other entities prior to their presentation to SCH, subject to applicable fiduciary duties under Cayman Islands Companies Law. SCH’s Cayman Constitutional Documents provide that SCH renounces its interest in any corporate opportunity offered to any director or officer of SCH unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of SCH and it is an opportunity that SCH is able to complete on a reasonable basis.

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Mr. Palihapitiya has an indirect economic interest in the Business Combination pursuant to his affiliation with (i) an entity that had made a passive investment in Clover in 2015 in the amount of approximately $500,000 and therefore holds a beneficial interest in shares of Clover Capital Stock (as defined below) that will be exchanged for the right to receive shares of Clover Health Class B common stock in the Mergers, pursuant to the terms of the Merger Agreement, such estimated 209,426 shares of

Clover Health Class B common stock (assuming the “no redemption” scenario set forth in the section entitled “Beneficial Ownership of Securities”) or 305,217 shares of Clover Health Class B common stock (assuming the “redemption” scenario set forth in the section entitled “Beneficial Ownership of Securities”) into which the 147,697 shares of Clover common stock held by this entity (after giving effect to the Pre-Closing Restructuring) will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $2.1 million or $3.1 million, respectively, based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus, and (ii) an entity that will receive 10,000,000 shares of Clover Health Class A common stock pursuant to its participation in the PIPE Investment as a Sponsor Related PIPE Investor in connection with the Business Combination, such shares, if unrestricted and freely tradable, would have had an aggregate market value of $100 million based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus. Furthermore, as noted above, Mr. Palihapitiya holds an indirect interest in the Sponsor, and therefore the 20,500,000 SCH Class B ordinary shares and the 10,933,333 private placement warrants held by the Sponsor, which if unrestricted and freely tradable, would have had, in the aggregate, a market value of $221.9 million based upon the closing price of $10.00 per public share and $1.55 per public warrant, respectively, on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus.

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SCH’s existing directors and officers will be eligible for continued indemnification and continued coverage under SCH’s directors’ and officers’ liability insurance after the Mergers and pursuant to the Merger Agreement.

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The Sponsor Related PIPE Investors have subscribed for $155,000,000 of the PIPE Investment, for which they will receive up to 15,500,000 shares of Clover Health Class A common stock. See the section entitled “Certain Relationships and Related Person Transactions—Subscription Agreements”.

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In the event that SCH fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, SCH will be required to provide for payment of claims of creditors that were not waived that may be brought against SCH within the ten years following such redemption. In order to protect the amounts held in SCH’s trust account, the Sponsor has agreed that it will be liable to SCH if and to the extent any claims by a third party (other than SCH’s independent auditors) for services rendered or products sold to SCH, or a prospective target business with which SCH has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of SCH’s initial public offering against certain liabilities, including liabilities under the Securities Act.

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In connection with SCH’s initial public offering, the underwriters of SCH’s initial public offering agreed to reimburse SCH for amounts paid by SCH to Connaught (UK) Limited for financial advisory services in an amount equal to 10% of the discount paid to the underwriters, of which $1,440,000 was paid at the closing of SCH’s initial public offering and up to $2,898,000 will be payable at the time of the closing of SCH’s initial Business Combination. Connaught (UK) Limited is an affiliate of SCH, the Sponsor and certain of SCH’s directors and officers.

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A party related to our Sponsor has advanced funds to us for working capital purposes, including $0.8 million as of October 19, 2020. These outstanding advances have been documented in a promissory note, dated as of October 19, 2020 (the “Promissory Note”), issued by SCH to the Sponsor, pursuant to which SCH may borrow up to $2.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of April 24, 2022 and the date SCH consummates its initial business combination. If we do not complete our initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay such advances and any other working capital advances made to us, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to us, and such related party may not be able to recover the value it has loaned us and any other working capital advances it may make.

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SCH’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SCH’s behalf, such as identifying and investigating possible business targets and business combinations. However, if SCH fails to consummate a business combination by April 24, 2022, they will not have any claim against the trust account for reimbursement. SCH’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $7.5 million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account). Accordingly, SCH may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

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Pursuant to the Registration Rights Agreement, the Sponsor, SCH’s independent directors and the Sponsor Related PIPE Investors will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Clover Health Class A common stock and warrants held by such parties following the consummation of the Business Combination.

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The Proposed Certificate of Incorporation will not contain a provision expressly electing that Clover Health will not be governed by Section 203 (Delaware’s “interested stockholder” statute) of the DGCL, and therefore, Clover Health will be subject to Section 203 of the DGCL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor and Mr. Palihapitiya as well as SCH’s directors and officers may have influenced their motivation in identifying and selecting Clover as a business combination target, completing an initial business combination with Clover and influencing the operation of the business following the initial business combination. In considering the recommendations of SCH’s board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of SCH’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in SCH’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require SCH to agree to amend the Merger Agreement, to consent to certain actions taken by Clover or to waive rights that SCH is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Clover’s businesses or a request by Clover to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at SCH’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, SCH does not believe there will be any changes or waivers that SCH’s directors and executive officers would be likely to make after shareholder approval of the BCA Proposal has been obtained. While certain changes could be made without further shareholder approval, SCH will circulate a new or amended proxy statement/prospectus and resolicit SCH’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the BCA Proposal.

We and Clover will incur significant transaction and transition costs in connection with the Business Combination.

We and Clover have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Clover may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid out of the proceeds of the Business Combination or by Clover Health following the closing of the Business Combination.

The announcement of the proposed Business Combination could disrupt Clover Health’s relationships with its members, physicians, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Clover Health’s business include the following:

•	its employees may experience uncertainty about their future roles, which might adversely affect Clover Health’s ability to retain and hire key personnel and other employees;

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members, physicians, business partners and other parties with which Clover Health maintains business relationships may experience uncertainty about its future and, seek alternative relationships with third parties, seek to alter their business relationships with Clover Health or fail to re-enroll or extend an existing relationship with Clover Health; and

•	Clover Health has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact Clover Health’s results of operations and cash available to fund its businesses.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Clover has identified all material issues or risks associated with Clover, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of Clover’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or Clover Health. Additionally, we have no indemnification rights against Clover Stockholders under the Merger Agreement and all of the purchase price consideration will be delivered at the Closing.

Accordingly, any shareholders or warrant holders of SCH who choose to remain Clover Health stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares and warrants. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

The historical financial results of Clover and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Clover Health’s actual financial position or results of operations would have been.

The historical financial results of Clover included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone company during the periods presented or those Clover Health will achieve in the future. This is primarily the result of the following factors: (i) Clover Health will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) Clover Health’s capital structure will be different from that reflected in Clover’s historical financial statements. Clover Health’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare Clover Health’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, SCH being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Clover on the Closing Date and the number of SCH Class A ordinary shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of Clover Health’s future operating or financial performance and Clover Health’s actual financial condition and results of operations may vary materially from Clover Health’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

We have a specified maximum redemption threshold. This redemption threshold may make it more difficult for us to complete the Business Combination as contemplated.

The Merger Agreement provides that Clover’s obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account into which substantially all of the proceeds of our initial public offering and private placements of our warrants have been deposited for the benefit of SCH, certain of our public shareholders and the underwriters of our initial public offering (the “trust account”), after deducting the amount required to satisfy our obligations to our shareholders (if any) that exercise their rights to redeem their SCH Class A ordinary shares pursuant to the Cayman Constitutional Documents (but prior to payment of (a) any deferred underwriting commissions being held in the trust account and (b) any transaction expenses of SCH or its affiliates) (the “Trust Amount”) plus (y) the PIPE Investment, is at least equal to or greater than $700 million (the “Minimum Available Cash Amount”) (the “Minimum Cash Condition”).

If the Trust Amount when added to the PIPE Investment (such aggregate amount, the “Available SCH Cash”) is equal to or greater than the Minimum Available Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. This condition is for the sole benefit of Clover, provided that there is a mutual condition that the Trust Amount plus the Third Party PIPE Investment Amount (as defined herein) be at least

$300 million. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Cayman Constitutional Documents, in no event will SCH redeem public shares in an amount that would cause Clover Health’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

There can be no assurance that Clover could and would waive the Minimum Cash Condition. Furthermore, as provided in the Cayman Constitutional Documents, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Cash Amount in the trust account, the cash held by Clover Health and its subsidiaries (including Clover) in the aggregate, after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, our affiliates are not obligated to make loans to us in the future (other than our Sponsor’s commitment to provide us loans in order to finance transaction costs in connection with a business combination). The additional exercise of redemption rights with respect to a large number of our public shareholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of Clover Health after consummation of the Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

The Sponsor may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or SCH’s securities, the Sponsor, Clover or their respective directors, officers, advisors or affiliates may purchase public shares or warrants from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares or warrants from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or warrants or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Clover or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) SCH’s net tangible assets (as determined in accordance with Rule 3a51-(g)(1) of the Exchange Act) being at least $5,000,001. The purpose of such purchases of public warrants would be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

We are not registering the shares of Clover Health Class A common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

We are not registering the shares of Clover Health Class A common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the Warrant Agreement, we have agreed that, as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, to use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance of such shares, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of our initial business combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Clover Health Class A common stock until the warrants expire or are redeemed. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current, complete or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, we will be required to permit holders to exercise their warrants on a cashless basis, in which case, the shares of Clover Health Class A common stock that you will receive upon cashless exercise will be based on a formula subject to a maximum amount of shares equal to 0.361 shares of Clover Health Class A common stock per warrant (subject to adjustment). However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if the Clover Health Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and no exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of Clover Health Class A common stock included in the units. There may be a circumstance where an exemption from registration exists for holders of our private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of the public warrants. In such an instance, the Sponsor and its permitted transferees (which may include our directors and executive officers) would be able to exercise their warrants and sell the ordinary shares underlying their warrants while holders of our public warrants would not be able to exercise their warrants and sell the underlying ordinary shares. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of Clover Health Class A common stock for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise their warrants.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the trust account to our public shareholders, SCH files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the trust account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Past performance by Mr. Palihapitiya or Hedosophia Group Limited, including our management team, may not be indicative of future performance of an investment in Clover or Clover Health.

Past performance by Mr. Palihapitiya or Hedosophia Group Limited and by our management team, including with respect to Social Capital Hedosophia Holdings Corp. (“IPOA”) or Social Capital Hedosophia Holdings Corp. II (“IPOB”) is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of Mr. Palihapitiya or Hedosophia Group Limited or our management team, IPOA’s performance or IPOB’s performance as indicative of the future performance of an investment in Clover or Clover Health or the returns Clover or Clover Health will, or is likely to, generate going forward.

The public stockholders will experience immediate dilution as a consequence of the issuance of Clover Health Class A common stock and Clover Health Class B common stock, as applicable, as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2020 Plan and the MIP. Having a minority share position may reduce the influence that our current stockholders have on the management of Clover Health.

It is anticipated that, following the Business Combination, (1) SCH’s public shareholders are expected to own approximately 18.7% of the outstanding Clover Health common stock, (2) Clover Stockholders (without taking into account any public shares held by Clover Stockholders prior to the consummation of the Business Combination) are expected to own approximately 67.6% of the outstanding Clover Health common stock, and (3) the Sponsor and related parties (including the Sponsor Related PIPE Investor and the independent directors of SCH) are expected to collectively own approximately 8.2% of the outstanding Clover Health common stock and (4) the Third Party PIPE Investors are expected to own approximately 5.5% of the outstanding Clover Health common stock. These percentages assume (i) none of SCH’s current public shareholders exercise their redemption rights in connection with the Business Combination, (ii) (a) the vesting of all shares of Clover Health Class B common stock received in respect of the Clover Health Restricted Stock Awards, (b) the vesting and net-exercise of all Clover Health Options for shares of Clover Health Class B common stock, (c) the vesting of all Clover Health RSUs and the issuance of shares of Clover Health Class B common stock in respect thereof (other than the restricted stock units to be issued at the closing of the Business Combination to certain members of Clover management under the MIP as described in the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus) and (d) the issuance of shares of Clover Health Class B common stock as the Stock Consideration pursuant to the Merger Agreement, which, in the case of all shares described in clauses (a)-(d) hereof, in the aggregate equal 300,000,000 shares of Clover Health Class B common stock, and (iii) Clover Health issues 40,000,000 shares of Clover Health Class A common stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership retained by Clover’s existing shareholders in the combined company will be different.

In addition, Clover employees and consultants hold, and after Business Combination, are expected to be granted, equity awards under the 2020 Plan and purchase rights under the ESPP. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Clover Health Class A common stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of SCH securities and may adversely affect prevailing market prices for our units, public shares or public warrants.

Warrants will become exercisable for Clover Health Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of 38,533,333 shares of Clover Health Class A common stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our public offering. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of Clover Health Class A common stock will be issued, which will result in dilution to the holders of Clover Health Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Clover Health Class A common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See the section entitled “Risk factors—Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment” below.

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and SCH. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Clover Health Class A common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of Clover Health Class A common stock for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would to be substantially less than the market value of your warrants.

None of the private placement warrants will be redeemable by us (subject to limited exceptions) so long as they are held by our Sponsor or its permitted transferees. Clover Health does not intend to pay cash dividends for the foreseeable future.

In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the last reported sale price of our Clover Health Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of shares of Clover Health Class A common stock determined based on the redemption date and the fair market value of our Clover Health Class A common stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of ordinary shares received is capped at 0.361 shares of Clover Health Class A common stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

Following the Business Combination, Clover Health currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of Clover Health’s board of directors and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

Nasdaq may not list Clover Health’s securities on its exchange, which could limit investors’ ability to make transactions in Clover Health’s securities and subject Clover Health to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have Clover Health’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if Clover Health’s securities are listed on Nasdaq, Clover Health may be unable to maintain the listing of its securities in the future.

If Clover Health fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, Clover would not be required to consummate the Business Combination. In the event that Clover elected to waive this condition, and the Business Combination was consummated without Clover Health’s securities being listed on Nasdaq or on another national securities exchange, Clover Health could face significant material adverse consequences, including:

•	a limited availability of market quotations for Clover Health’s securities;

•	reduced liquidity for Clover Health’s securities;

•

a determination that Clover Health Class A common stock is a “penny stock” which will require brokers trading in Clover Health Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Clover Health’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If Clover Health’s securities were not listed on the Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

SCH’s and Clover’s ability to consummate the Business Combination, and the operations of Clover Health following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, the U.S. Department of Health and Human Services declared a public health emergency for the United States to aid the U.S., and on March 11, 2020, the World Health Organization characterized the COVID-19 outbreak as a “pandemic.”

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of Clover or Clover Health following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The parties will be required to consummate the Business Combination even if Clover, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if Clover is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, Clover’s ability to consummate the Business Combination and Clover Health’s financial condition and results of operations following the Business Combination may be materially adversely affected. Each of Clover and Clover Health may also incur additional costs due to delays caused by COVID-19, which could adversely affect Clover Health’s financial condition and results of operations.

The dual class structure of Clover Health common stock will have the effect of concentrating voting power with the Clover Stockholders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of Clover Health Class B common stock will have 10 votes per share, while shares of Clover Health Class A common stock will have one vote per share. Upon the consummation of the Business Combination, Clover Stockholders, will hold all of the issued and outstanding shares of Clover Health Class B common stock. Accordingly, upon the consummation of the Business Combination, Clover Stockholders will hold approximately 95.4% of the voting power of Clover Health’ capital stock on a fully-diluted basis and will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. So long as at least 52.4% of the outstanding of shares of Clover Health Class B common stock remain outstanding, the holders of Clover Health Class B common stock will be able to control the outcome of matters submitted to a stockholder vote requiring a majority vote. These percentages assume (i) none of SCH’s current public shareholders exercise their redemption rights in connection with the Business Combination, (ii) (a) the vesting of all shares of Clover Health Class B common stock received in respect of the Clover Health Restricted Stock Awards, (b) the vesting and net-exercise of all Clover Health Options for shares of Clover Health Class B common stock, (c) the vesting of all Clover Health RSUs and the issuance of shares of Clover Health Class B common stock in respect thereof (other than the restricted stock units to be issued at the closing of the Business Combination to certain members of Clover management under the MIP as described in the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus) and (d) the issuance of shares of Clover Health Class B common stock as the Stock Consideration pursuant to the Merger Agreement, which, in the case of all shares described in clauses (a)-(d) hereof, in the aggregate equal 300,000,000 shares of Clover Health Class B common stock, and (iii) Clover Health issues 40,000,000 shares of Clover Health Class A common stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, this percentage voting power retained by Clover’s existing shareholders in the combined company will be different.

Clover Stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Clover Health, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of Clover Health, and might ultimately affect the market price of shares of Clover Health Class A common stock. For information about our dual class structure, see the section entitled “Description of Clover Health Securities.”

We cannot predict the impact Clover Health’s dual class structure may have on the stock price of Clover Health Class A common stock.

We cannot predict whether Clover Health’s dual class structure will result in a lower or more volatile market price of Clover Health Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our dual class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make shares of Clover Health Class A common stock less attractive to other investors. As a result, the market price of shares of Clover Health Class A common stock could be adversely affected.

Applicable insurance laws may make it difficult to effect a change of control.

Under applicable state insurance laws and regulations, no person may acquire control of a domestic insurer until written approval, or exemption therefrom, is obtained from the state insurance commissioner on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors including, among others, the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.

Clover’s two insurance subsidiaries are domiciled in New Jersey and per the applicable laws and regulations of New Jersey, generally no person may acquire control of any insurer, whether by purchase of its securities or otherwise, unless it gives prior notice to the insurer and has received prior approval, or exemption therefrom, from the Commissioner of the New Jersey Department of Banking and Insurance (the “NJ DOBI”). Under New Jersey insurance law, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. To the extent that the NJ DOBI determines that the transactions require its consent pursuant to a Form A or exemption therefrom, there can be no assurance that the NJ DOBI’s consent will be obtained or that the NJ DOBI will not impose fines, penalties or sanctions in connection with the transactions.

In addition, as Form A requirements can be burdensome, such requirements could discourage potential acquisition proposals in the future and may delay, deter or prevent change of control transactions, including transactions that some or all of the stockholders might consider to be desirable. These requirements may also inhibit our ability to acquire an insurance company should we wish to do so in the future.

Additional Risks Related to Ownership of Clover Health Common Stock Following the Business Combination and Clover Health Operating as a Public Company

The price of Clover Health’s common stock and warrants may be volatile.

Upon consummation of the Business Combination, the price of Clover Health Class A common stock as well as Clover Health warrants may fluctuate due to a variety of factors, including:

•	changes in the industries in which Clover Health and its customers operate;

•	developments involving Clover Health’s competitors;

•	changes in laws and regulations affecting its business;

•	variations in its operating performance and the performance of its competitors in general;

•	actual or anticipated fluctuations in Clover Health’s quarterly or annual operating results;

•	publication of research reports by securities analysts about Clover Health or its competitors or its industry;

•	the public’s reaction to Clover Health’s press releases, its other public announcements and its filings with the SEC;

•	actions by stockholders, including the sale by the Third Party PIPE Investors of any of their shares of our common stock;

•	additions and departures of key personnel;

•	commencement of, or involvement in, litigation involving the combined company;

•	changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of Clover Health Class A common stock available for public sale; and

•

general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of Clover Health Class A common stock and warrants regardless of the operating performance of Clover Health.

Clover Health does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, Clover Health currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of Clover Health’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

If analysts do not publish research about Clover Health’s business or if they publish inaccurate or unfavorable research, Clover Health’s stock price and trading volume could decline.

The trading market for the common stock of Clover Health will depend in part on the research and reports that analysts publish about its business. Clover does not have any control over these analysts. If one or more of the analysts who cover Clover Health downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of its common stock would likely decline. If few analysts cover Clover Health, demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering Clover Health in the future or fail to publish reports on it regularly.

Clover Health may be subject to securities litigation, which is expensive and could divert management attention.

The market price of Clover Health’s common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Clover Health may be the target of this type of litigation in the future. Securities litigation against Clover Health could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Future resales of common stock after the consummation of the Business Combination may cause the market price of Clover Health’s securities to drop significantly, even if Clover Health’s business is doing well.

Pursuant to the Registration Rights Agreement and the Proposed Bylaws, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor and the Clover Stockholders will be contractually restricted from selling or transferring any of its shares of common stock (not including the shares of Clover Health Class A common stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements) (the “Lock-up Shares”). Such restrictions begin at Closing and end on the earlier of (i) the date that is 180 days after Closing and (ii)(a) for 33.33% of the Lock-up Shares, the date on which the last reported sale price of Clover Health Class A common stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 31 days after Closing and (b) for an additional 50% of the Lock-up Shares, the date on which the last reported sale price of Clover Health Class A common stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 31 days Closing. The lock-up set forth in the Registration Rights Agreement supersedes the lock-up provisions set forth in Section 7 of that certain letter agreement, dated as of April 21, 2020, by and among SCH, the Sponsor and each of the other parties thereto (the “Insider Letter”) which provisions in Section 7 of the Insider Letter shall be of no further force or effect as of the date of the Registration Rights Agreement.

However, following the expiration of such lockup, the Sponsor and the Clover Stockholders will not be restricted from selling shares of Clover Health common stock held by them, other than by applicable securities laws. Additionally, the Third Party PIPE Investors will not be restricted from selling any of the shares of Clover Health Class A common stock acquired in the PIPE Investment following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of Clover Health Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Clover Health Class A common stock. Upon completion of the Business Combination, the Sponsor and the Clover Stockholders (not including the shares of Clover Health Class A common stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements and including the shares of Clover common stock reserved in respect of Clover Awards outstanding as of immediately prior to the Closing that will be converted into awards based on Clover Health Class B common stock) will collectively own approximately 72.3% of the outstanding shares of Clover Health common stock, assuming that no public shareholders redeem their public shares in connection with the Business Combination. Assuming redemption of approximately 63.8% public shares are redeemed in connection with the Business Combination, in the aggregate, the ownership of the Sponsor and the Clover Stockholders would rise to 84.1% of the outstanding shares of Clover Health common stock (not including the shares of Clover Health Class A common stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements and including the shares of Clover common stock reserved in respect of Clover Awards outstanding as of immediately prior to the Closing that will be converted into awards based on Clover Health Class B common stock).

The shares held by Sponsor and the Clover Stockholders may be sold after the expiration of the applicable lock-up period under the Registration Rights Agreement and Proposed Bylaws. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in Clover Health’s share price or the market price of Clover Health Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Clover is not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Clover as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to Clover Health after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of Clover Health Class A common stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from Clover Health’s business operations.

As a public company, Clover Health will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, Clover Health will incur significant legal, accounting and other expenses that Clover did not previously incur. Clover Health’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in Clover Health incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for Clover Health to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for Clover Health to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

We are currently an emerging growth company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we cease to be an emerging growth company, we will no longer be able to take advantage of certain exemptions from reporting, and, absent other exemptions or relief available from the SEC, we will also be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for holders of SCH Class A ordinary shares and warrants.

U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations”) may be subject to U.S. federal income tax as a result of the Domestication. Because the Domestication will occur immediately prior to the redemption of SCH Class A ordinary shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. Additionally, non-U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations” below) may become subject to withholding tax on any amounts treated as dividends paid on Clover Health Class A common stock after the Domestication.

A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) SCH Class A ordinary shares with a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of our earnings in income. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) SCH Class A ordinary shares with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of SCH stock entitled to vote and less than 10% or more of the total value of all classes of SCH stock, will generally recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its SCH Class A ordinary shares for Clover Health Class A common stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to the SCH Class A ordinary shares held directly by such U.S. Holder. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of SCH stock entitled to vote or 10% or more of the total value of all classes of SCH stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the SCH Class A ordinary shares held directly by such U.S. Holder.

Additionally, proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Because we are a blank check company with no current active business, we believe that it is likely that SCH is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of SCH Class A ordinary shares to recognize gain on the exchange of SCH Class A ordinary shares for Clover Health Class A common stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s SCH Class A ordinary shares. Proposed Treasury Regulations, if finalized in their current form would also apply to a U.S. Holder who exchanges SCH warrants for newly issued Clover Health warrants; currently, however, the election mentioned above does not apply to SCH warrants (for discussion regarding the unclear application of the PFIC rules to SCH warrants, see the section entitled “U.S. Federal income Tax Considerations—PFIC Considerations”). Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of SCH. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.

Upon consummation of the Business Combination, the rights of holders of Clover Health Class A common stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of SCH Class A ordinary shares arising under the Cayman Islands Companies Law as well as our current memorandum and articles of association.

Upon consummation of the Business Combination, the rights of holders of Clover Health Class A common stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in our current memorandum and articles of association and the Cayman Islands Companies Law and, therefore, some rights of holders of Clover Health Class A common stock could differ from the rights that holders of SCH Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands Companies Law, such actions are generally available under the DGCL. This change could increase the likelihood that Clover Health becomes involved in costly litigation, which could have a material adverse effect on Clover Health.

In addition, there are differences between the new organizational documents of Clover Health and the current constitutional documents of SCH. For a more detailed description of the rights of holders of Clover Health Class A common stock and how they may differ from the rights of holders of SCH Class A ordinary shares, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of Clover Health are attached as Annex J and Annex K, respectively, to this proxy statement/prospectus and we urge you to read them.

Delaware law and Clover Health’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of Clover Health Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of Clover Health’s board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:

•	providing for a classified board of directors with staggered, three-year terms;

•

the ability of Clover Health’s board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the proposed certificate of incorporation will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the limitation of the liability of, and the indemnification of, Clover Health’s directors and officers;

•

the ability of Clover Health’s board of directors to amend the bylaws, which may allow Clover Health’s board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to Clover Health’s board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in Clover Health’s Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Clover Health. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in Clover Health’s board of directors or management.

The provisions of the Proposed Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Clover Health’s Proposed Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless Clover Health consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on Clover Health’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Clover Health to Clover Health or Clover Health’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or Clover Health’s bylaws or Clover Health’s certificate of incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against Clover Health or any current or former director, officer or stockholder governed by the internal affairs doctrine. Notwithstanding the foregoing, the proposed certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

These provisions may have the effect of discouraging lawsuits against Clover Health’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Clover Health, a court could find the choice of forum provisions contained in the proposed certificate of incorporation to be inapplicable or unenforceable in such action.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Domestication and the Business Combination are not Consummated

If we are not able to complete the Business Combination with Clover by April 24, 2022 nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Cayman Constitutional Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A ordinary shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the outbreak of COVID-19 continues to grow in the U.S. and, while the extent of the impact of the outbreak on SCH will depend on future developments, it could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of the COVID-19 may negatively impact Clover Health’s business following the Business Combination.

If SCH is not able to complete the Business Combination with Clover by April 24, 2022, nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to SCH’s Cayman Constitutional Documents, SCH will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of SCH’s remaining shareholders and its board, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

Our public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those public shares that such public shareholder properly elected to redeem, subject to certain limitations; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents to (A) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we do not complete a business combination by April 24, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if we have not completed an initial business combination by April 24, 2022, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of public warrants will not have any right to the proceeds held in the trust account with respect to the public warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

If we have not completed our initial business combination, our public shareholders may be forced to wait until after April 24, 2022 before redemption from the trust account.

If we have not completed our initial business combination by April 24, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public shareholders from the trust account shall be affected automatically by function of the Cayman Constitutional Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Islands Companies Law. In that case, investors may be forced to wait beyond April 24, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our Cayman Constitutional Documents and only then in cases where investors have properly sought to redeem their public shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our Cayman Constitutional Documents prior thereto.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through to April 24, 2022 and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public shareholders may only receive $10.00 per share, and our warrants will expire worthless.

As of September 30, 2020, SCH had cash of $126,745 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of September 30, 2020, SCH had total current liabilities of $1,807,280.

The funds available to us outside of the trust account may not be sufficient to allow us to operate until April 24, 2022 assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to SCH in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING OF SCH

General

SCH is furnishing this proxy statement/prospectus to our shareholders as part of the solicitation of proxies by our board of directors for use at the extraordinary general meeting of SCH to be held on                    , 2020, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about                    , 2020 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting will be held on                     , 2020, at                    , Eastern Time, at 525 University Ave, Palo Alto, California 94301, or virtually via live webcast at https://www.cstproxy.com/socialcapitalhedosophiaholdingsiii/sm2020, or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Purpose of the SCH Extraordinary General Meeting

At the extraordinary general meeting, SCH is asking holders of ordinary shares to:

•

consider and vote upon a proposal to approve by ordinary resolution and adopt the Merger Agreement attached to this proxy statement/prospectus statement as Annex A, pursuant to which, among other things, following the Domestication of SCH to the State of Delaware, (i) Merger Sub will merge with and into Clover, with Clover surviving the merger as a wholly owned subsidiary of SCH, (ii) Clover will merge with and into SCH, with SCH surviving the merger, and (iii) SCH will change its name to Clover Health Investments, Corp.”, in each case in accordance with the terms and subject to the conditions of the Merger Agreement, as more fully described elsewhere in this proxy statement/prospectus (the “BCA Proposal”);

•

consider and vote upon a proposal to approve by special resolution, assuming the BCA Proposal is approved and adopted, the change of SCH’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication Proposal”);

•

consider and vote upon the following five separate proposals (collectively, the “Organizational Documents Proposals”) to approve by special resolution, assuming the BCA Proposal and the Domestication Proposal are approved and adopted, the following material differences between the Cayman Constitutional Documents and the Proposed Organizational Documents:

(A)

to authorize the change in the authorized capital stock of SCH from 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “SCH Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 5,000,000 preferred shares, par value $0.0001 per share (the “SCH preferred shares”), to                 shares of Clover Health Class A common stock,                 shares of Clover Health Class B common stock and                 shares of Clover Health preferred stock (“Organizational Documents Proposal A”);

(B)

to authorize the board of directors of Clover Health to issue any or all shares of Clover Health preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by the board of directors of Clover Health and as may be permitted by the DGCL (“Organizational Documents Proposal B”);

(C)	to authorize that holders of shares of Clover Health Class A common stock will be entitled to cast one vote per share of Clover Health Class A common stock and holders of shares of Clover Health

Class B common stock will be entitled to cast ten votes per share of Clover Health Class B common stock on each matter properly submitted to Clover Health’s stockholders entitled to vote (“Organizational Documents Proposal C”);

(D)

to provide that Clover Health’s board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal D”); and

(E)

to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex J and Annex K, respectively), including (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp. III” to “Clover Health Investments, Corp.” in connection with the Business Combination, (2) making Clover Health’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) being subject to the provisions of Section 203 of DGCL and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of Clover Health after the Business Combination (“Organizational Documents Proposal E”);

•	consider and vote upon a proposal to approve by ordinary resolution, to elect directors of Clover Health (the “Director Election Proposal”);

•

consider and vote upon a proposal to approve by ordinary resolution for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of Clover Health Class A common stock and Clover Health Class B common stock, as applicable, to (a) the PIPE Investors, including the Sponsor Related PIPE Investors, pursuant to the PIPE Investment and (b) the Clover Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”);

•	consider and vote upon a proposal to approve by ordinary resolution, the Clover Health 2020 Equity Incentive Plan (the “2020 Plan”) (the “Equity Incentive Plan Proposal”);

•	consider and vote upon a proposal to approve by ordinary resolution, the Clover Health 2020 Management Incentive Plan (the “MIP”) (the “Management Incentive Plan Proposal”)

•

consider and vote upon a proposal to approve by ordinary resolution, the Clover Health 2020 Employee Stock Purchase Plan (the “ESPP”) (the “ESPP Proposal”, and collectively with the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the Management Incentive Plan Proposal, the “Condition Precedent Proposals”); and

•

consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (we refer to this as the “Adjournment Proposal”).

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of SCH Board of Directors

SCH’s board of directors believes that the BCA Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of SCH’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Management Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

SCH shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares at the close of business on                    , 2020, which is the “record date” for the extraordinary general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. SCH warrants do not have voting rights. As of the close of business on the record date, there were             ordinary shares issued and outstanding, of which             were issued and outstanding public shares.

The Sponsor and each director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

Quorum

A quorum of SCH shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of a majority of the issued and outstanding ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy. As of the record date for the extraordinary general meeting,              ordinary shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to SCH but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Domestication Proposal is conditioned on the approval of the BCA Proposal. Therefore, if the BCA Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of each of the Organizational Documents Proposals requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Each of the Organizational Documents Proposals is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the BCA Proposal. Therefore, if the BCA Proposal and the Domestication Proposal are not approved, Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Director Election Proposal is conditioned on the approval of the Organizational Documents Proposals, and, therefore, also conditioned on approval of the BCA Proposal and the Domestication Proposal. Therefore, if the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Stock Issuance Proposal is conditioned on the approval of the Director Election Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Equity Incentive Plan Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Management Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Management Incentive Plan Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore, also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the Management Incentive Plan Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the ESPP Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The ESPP Proposal is conditioned on the approval of the Stock Issuance Proposal, and, therefore also conditioned on approval of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal. Therefore, if the BCA Proposal, the Domestication Proposal the Organizational Documents Proposals, the Director Election Proposal and the Stock Issuance Proposal are not approved, the ESPP Proposal will have no effect, even if approved by holders of ordinary shares.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each SCH ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your ordinary shares at the extraordinary general meeting:

•

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by SCH’s board “FOR” the BCA Proposal, “FOR” the Domestication Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Management Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•

You can attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way SCH can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a SCH shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify SCH’s Secretary in writing before the extraordinary general meeting that you have revoked your proxy; or

•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person or online, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow, SCH’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing IPOC.info@investor.morrowsodali.com.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request of SCH that Clover Health redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•

(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•	submit a written request to Continental, SCH’s transfer agent, that Clover Health redeem all or a portion of your public shares for cash; and

•	deliver your public shares to Continental, SCH’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to                , Eastern Time, on                , 2020 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.

Therefore, the election to exercise redemption rights occurs prior to the Domestication and the redemption is with respect to the Clover Health public shares that an electing public shareholder holds after the Domestication. For the purposes of Article 49.3 of SCH’s memorandum and articles of association and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus to “redemption” or “redeeming” shall be interpreted accordingly. Immediately following the Domestication and the consummation of the Business Combination, Clover Health shall satisfy the exercise of redemption rights by redeeming the corresponding public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, SCH’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, SCH’s transfer agent, Clover Health will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2020, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Clover Health Class A common stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Clover Health public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental, SCH’s transfer agent, and later decide prior to the extraordinary general meeting not to elect redemption, you may request that SCH’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, SCH’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, SCH’s transfer agent, prior to the vote taken on the BCA Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to Continental, SCH’s agent, at least two business days prior to the vote at the extraordinary general meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13 (d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of the accompanying proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public shares on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.00 per share. As of September 30, 2020, funds in the trust account totaled $828,096,607 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public shareholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. SCH cannot assure its shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

Neither SCH’s shareholders nor SCH’s warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation Costs

SCH is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. SCH and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. SCH will bear the cost of the solicitation.

SCH has hired Morrow to assist in the proxy solicitation process. SCH will pay that firm a fee of $37,500 plus disbursements. Such fee will be paid with non-trust account funds.

SCH will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SCH will reimburse them for their reasonable expenses.

SCH Initial Shareholders

As of the date of this proxy statement/prospectus, there are 103,500,000 ordinary shares issued and outstanding, which include the 20,700,000 SCH Class B ordinary shares held by the Sponsor, Dr. Ryans and Ms. Reses and the 82,800,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 38,533,333 warrants, which includes the 10,933,333 private placement warrants held by the Sponsor and the 27,600,000 public warrants.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Clover or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Clover or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) Clover Health’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA PROPOSAL

SCH is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement. SCH shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because SCH is holding a shareholder vote on the Mergers, SCH may consummate the Mergers only if they are approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the extraordinary general meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Mergers.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about SCH, Clover or any other matter.

Structure of the Mergers

On October 5, 2020, SCH entered into the Merger Agreement with Merger Sub and Clover, pursuant to which, among other things, following the Domestication, (i) Merger Sub will merge with and into Clover, the separate corporate existence of Merger Sub will cease and Clover will be the surviving corporation and a wholly owned subsidiary of SCH, (ii) Clover will merge with and into SCH, the separate corporate existence of Clover will cease and SCH will be the surviving corporation, and (iii) SCH will change its name to “Clover Health Investments, Corp.”

Prior to and as a condition of the Mergers, pursuant to the Domestication, SCH will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which SCH’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information, see the section entitled “The Domestication Proposal.”

Pursuant to the Merger Agreement, Clover shall take all actions, prior to the effective time of the First Merger, and subject to the terms and conditions of the Merger Agreement, necessary to effect the Pre-Closing

Restructuring Plan (as defined below and more fully described in the section entitled “—Pre-Closing Restructuring” below).

Consideration

Aggregate Merger Consideration

As a result of and upon the Closing (as defined below), among other things, (i) all outstanding shares of Clover common stock (after giving effect to the Pre-Closing Restructuring Plan) as of immediately prior to the effective time of the First Merger, will be cancelled in exchange for the right to receive, at the election of the holders thereof (except with respect to the shares of Clover Class Z common stock held by entities affiliated with Vivek Garipalli and the holders of the Convertible Securities will receive only shares of Clover Health B common stock), an amount in cash, shares of Clover Health Class B common stock, or a combination thereof, as adjusted in accordance with the Merger Agreement, which in the aggregate will equal an amount in cash of up to $500,000,000 (less any redemptions from SCH’s public shareholders) (the “Cash Consideration”) and a number of shares of Clover Health Class B common stock equal to (A) 350,000,000, minus (B) the aggregate amount of Clover Health Class B common stock to be paid in respect of the shares held by entities controlled by Vivek Garipalli and the holders of the Convertible Securities, minus (C) the aggregate amount of Clover Health Class B common stock that would be issuable upon the net exercise or conversion, as applicable, of the Clover Awards, minus (D) the quotient obtained by dividing (x) the Cash Consideration, by (y) $10.00 (the “Stock Consideration”); (ii) shares of Clover Class Z common stock held by entities controlled by Vivek Garipalli and the holders of the Convertible Securities immediately prior to the effective time of the First Merger will be cancelled in exchange for the right to receive shares of Clover Health Class B common stock based on the Exchange Ratio; and (iii) all shares of Clover common stock reserved in respect of the Clover Awards outstanding as of immediately prior to the effective time of the First Merger, will be converted, based on the Exchange Ratio, into awards based on shares of Class B common stock, which will, in the case of all shares described in clauses (i), (ii) and (iii) hereof, in the aggregate equal an aggregate merger consideration of $3,500,000,000 (the “Aggregate Merger Consideration”). The portion of the Aggregate Merger Consideration reflecting the conversion of the Clover Awards is calculated assuming that all Clover Health Options are net-settled (although Clover Health Options may by their terms be cash-settled, resulting in additional dilution).

40,000,000 shares of Clover Health Class A stock will also be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors and affiliates of SCH (collectively, the “PIPE Investors”), for a total aggregate purchase price of up to $400,000,000 (the “PIPE Investment”). The proceeds of the PIPE Investment, together with the amounts remaining in SCH’s trust account as of immediately following the effective time of the Mergers, will be retained by Clover Health following the Closing.

Cash Election Consideration and Stock Election Consideration

At the effective time of the First Merger, by virtue of the First Merger and without any action on the part of any holder of Clover Capital Stock, each share of the Clover common stock issued and outstanding immediately prior to the effective time of the First Merger (other than (i) any shares of Clover common stock subject to Clover Options or Clover Restricted Stock Awards (see the section entitled “—Treatment of Clover Options, Restricted Awards and Restricted Stock Unit Awards”), (ii) any shares of Clover common stock held in the treasury of Clover, which treasury shares will be cancelled as part of the First Merger and shall not constitute Clover Capital Stock, and (iii) any shares of Clover common stock held by stockholders of Clover who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL (collectively, the “Excluded Shares”)) will be cancelled and converted into the right to receive, subject to adjustment (as described further below):

•	the Stock Election Consideration, which is a number of shares of Clover Health Class B common stock equal to the Exchange Ratio (the “Stock Electing Shares”);

•

the Cash Election Consideration, which is cash in an amount equal to the product of the Exchange Ratio multiplied by $10.00 (the “Per Share Merger Consideration”), without interest (the “Cash Electing Shares”); or

•

the Mixed Election Consideration, which is (i) a number of shares of Clover Health Class B common stock equal to (A) the Exchange Ratio multiplied by (B) the difference obtained by subtracting the percentage of cash (rounded to the nearest whole number) elected by such holder in such mixed election (provided such percentage shall not be less than 10% nor greater than 90%) (the “Mixed Election Percentage”) from one, and (ii) cash in an amount equal to (A) the Per Share Merger Consideration, multiplied by (B) the Mixed Election Percentage, without interest (the “Mixed Consideration Shares”).

No fractional shares of Clover Health Class B common stock will be issued in the Mergers.

Depending on the aggregate elections made by the Clover Stockholders, the consideration that a Clover Stockholder will receive is subject to adjustment in order to preserve the limitations in the Merger Agreement on the amount of Cash Election Consideration and Stock Election Consideration to be paid in connection with the Mergers, such that the aggregate cash amount elected by the Clover Stockholders equals $500,000,000 (less any redemptions from SCH’s public shareholders). As a result, Clover Stockholders may receive (i) shares of Clover Health Class B common stock with respect to their Cash Electing Shares or Mixed Consideration Shares or (ii) cash with respect to their Stock Electing Shares or Mixed Consideration Shares.

Adjustment if Cash Election Amount is Oversubscribed

If the aggregate cash amount elected by the Clover Stockholders exceeds $500,000,000 (less any redemptions from SCH’s public shareholders), then:

•	each Stock Electing Share will be converted into the right to receive the Stock Election Consideration;

•

each Mixed Consideration Share with a Mixed Election Percentage equal to or less than the quotient equal to (i) $500,000,000 (less any redemptions from SCH’s public shareholders), divided by (ii) the sum of (x) $500,000,000 (less any redemptions from SCH’s public shareholders), plus (y) the Available Stock Consideration Amount, multiplied by $10.00 (the “Actual Cash/Stock Ratio”), will be converted into the right to receive the Mixed Election Consideration elected for such Mixed Consideration Shares; and

•

each Cash Electing Share and Mixed Consideration Share with a Mixed Election Percentage greater than the Actual Cash/Stock Ratio will be converted into the right to receive an amount of cash and a number of shares of Clover Health Class B common stock, adjusted pro rata in accordance with the Merger Agreement so that the aggregate cash amount elected by the Clover Stockholders, after adjustment, will equal $500,000,000 (less any redemptions from SCH’s public shareholders).

Adjustment if Cash Election Amount is Undersubscribed

If the aggregate cash amount elected by the Clover Stockholders is less than $500,000,000 (less any redemptions from SCH’s public shareholders), then:

•	each Cash Electing Share will be converted into the right to receive the Cash Election Consideration;

•

each Mixed Consideration Share with a Mixed Election Percentage equal to or greater than the Actual Cash/Stock Ratio shall be converted into the right to receive the Mixed Election Consideration elected for such Mixed Consideration Shares; and

•

each Stock Electing Share and Mixed Consideration Share with a Mixed Election Percentage less than the Actual Cash/Stock Ratio will be converted into the right to receive an amount of cash and a number of shares of Clover Health Class B common stock, adjusted pro rata in accordance with the Merger Agreement so that the aggregate cash amount elected by the Clover Stockholders, after adjustment, will equal $500,000,000 (less any redemptions from SCH’s public shareholders).

Clover Class Z Common Stock

At the effective time of the First Merger, by virtue of the First Merger and without any action on the part of any holder of Clover Capital Stock, each share of the Clover Class Z common stock (held by entities affiliated with Mr. Garipalli and holders of convertible securities previously issued by Clover to certain holders (collectively, the “Convertible Securities”)) issued and outstanding immediately prior to the effective time of the First Merger (other than the Excluded Shares) will be cancelled and converted into the right to receive a number of Clover Health Class B common stock equal to the Exchange Ratio.

Treatment of Clover Options, Restricted Stock Awards and Restricted Stock Unit Awards

As a result of and upon the Closing (as defined below), among other things, all (i) options to purchase shares of Clover common stock (“Clover Options”), (ii) restricted stock units based on shares of Clover common stock (“Clover RSUs”) and (iii) restricted shares of Clover common stock (“Clover Restricted Stock Awards”) outstanding as of immediately prior to the Merger (together, the “Clover Awards”) will be converted into (a) options to purchase shares of Clover Health Class B common stock (“Clover Health Options”), (b) restricted stock units based on shares of Clover Health Class B common stock (“Clover Health RSUs”) and (c) restricted shares of Clover Health Class B common stock (“Clover Health Restricted Stock”), respectively. The portion of the Aggregate Merger Consideration reserved for the conversion of the Clover Health Awards is counted using the treasury stock method.

Subject to the terms of the Merger Agreement, each Clover Health Option will relate to the number of whole shares of Clover Health Class B common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Clover common stock subject to the applicable Clover Option multiplied by (ii) the Exchange Ratio. The exercise price for each Clover Health Option will equal (i) the exercise price of the applicable Clover Option divided by (ii) the Exchange Ratio. Subject to the terms of the Merger Agreement, each Clover Health RSU and Clover Health Restricted Stock Award will relate to the number of whole shares of Clover Health Class B common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Clover common stock subject to the applicable Clover RSU or Clover Restricted Stock Award, respectively, multiplied by (ii) the Exchange Ratio. Each Clover Health Option, Clover RSU and Clover Restricted Stock Award will remain subject to the same terms and conditions that were in effect with respect to the related Clover Award prior to the Closing.

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the Mergers (the “Closing”) will take place at 10:00 a.m., Eastern Time, on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Representations and Warranties

The Merger Agreement contains representations and warranties of SCH, Merger Sub and Clover, certain of which are qualified by materiality and material adverse effect (as defined below) standards and may be further modified and limited by the disclosure letters. See the section entitled “—Material Adverse Effect” below. The representations and warranties of SCH are also qualified by information included in SCH’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).

Representations and Warranties of Clover

Clover has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of Clover and its subsidiaries, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Clover benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, permits, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, sanctions and international trade compliance, information supplied, providers and vendors, government contracts, healthcare compliance, insurance subsidiaries, SAP statements, reserves, capital surplus or surplus maintenance, insurance business, insurance producers, reinsurance agreements and no additional representations or warranties.

The representations and warranties of Clover identified as fundamental under the terms of the Merger Agreement are those made pursuant to: (i) the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), (ii) the first and second sentences of Section 4.2 of the Merger Agreement (Subsidiaries), Section 4.3 of the Merger Agreement (Due Authorization), Section 4.6 of the Merger Agreement (Capitalization of the Company), Section 4.7 of the Merger Agreement (Capitalization of Subsidiaries) and Section 4.16 of the Merger Agreement (Brokers’ Fees) (collectively, the “Clover Fundamental Representations”).

Representations and Warranties of SCH and Merger Sub

SCH and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing, financial statements, governmental authorities and consents, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, NYSE stock market quotation, SCH shareholders, registration statement, proxy statement and proxy statement/information statement/registration statement, no outside reliance and no additional representations or warranties.

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Clover are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of SCH are qualified in whole or in part by a material adverse effect on the ability of SCH to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect with respect to Clover (“Clover Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Clover and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of Clover to consummate the Mergers.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Clover Material Adverse Effect:

(a)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;

(b)	any change in interest rates or economic, political, business or financial market conditions generally;

(c)	the taking of any action required by the Merger Agreement;

(d)	any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19) or change in climate;

(e)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(f)

any failure of Clover to meet any projections or forecasts (provided that this clause will not prevent a determination that any Event not otherwise excluded from this definition of Clover Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Clover Material Adverse Effect);

(g)

any Events generally applicable to the industries or markets in which Clover and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers);

(h)

the announcement of the Merger Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Clover and its subsidiaries (it being understood that this clause (h) will be disregarded for purposes of the representation and warranties in Section 4.4 of the Merger Agreement and the corresponding condition to Closing);

(i)	any matter set forth on Clover’s disclosure letter;

(j)	any Events to the extent actually known by certain individuals identified in SCH’s disclosure letter on or prior to the date of the Merger Agreement; or

(k)	any action taken by, or at the request of, SCH or Merger Sub.

Any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Clover Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Clover and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Clover and its subsidiaries conduct their respective operations (which will include the healthcare industry generally), but only to the extent of the incremental disproportionate effect on Clover and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Clover and its subsidiaries conduct their respective operations.

Covenants and Agreements

Clover has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited and unaudited financial statements, affiliate agreements, Pre-Closing Restructuring and acquisition proposals.

SCH has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, listing, no solicitation by SCH, SCH’s conduct of business, post-closing directors and officers, domestication, indemnification and insurance, SCH public filings and PIPE Investment subscriptions.

Pre-Closing Restructuring

Pursuant to the Merger Agreement, Clover shall take all actions, prior to the effective time of the First Merger, and subject to the terms and conditions of the Merger Agreement, necessary to effect the following:

(a)

Clover will file the Sixth Amended and Restated Certificate of Incorporation (the “Charter Amendment”) with the Secretary of State of the State of Delaware, authorizing shares of Class Z common shares of Clover, par value $0.0001 per share (the “Clover Class Z common stock”);

(b)

following the filing of the Charter Amendment and immediately prior to the effective time of the First Merger, each share of the Series A-1 Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock of Clover (collectively, the “Clover Preferred Stock”) will convert into shares of Clover common stock (together with the Clover Class Z common stock, and the Clover Preferred Stock, the “Clover Capital Stock”) at the then-applicable conversion rate, as determined in accordance with the terms of Clover’s certificate of incorporation (the “Clover Preferred Conversion”);

(c)

following the filing of the Charter Amendment and immediately prior to the effective time of the First Merger, all of the outstanding warrants to purchase shares of Clover Capital Stock will be exercised in full and terminated in accordance with their respective terms and pursuant to those certain Purchase/Exercise Forms, dated as of October 5, 2020, by and among Clover and the respective Registered Holders (as defined therein) (the “Warrant Settlement”);

(d)

following the filing of the Charter Amendment and immediately prior to the effective time of the First Merger, all outstanding Convertible Securities will automatically convert into shares of Clover Class Z common stock, pursuant to that certain Convertible Security Amendment and Conversion Agreement (the “Convertible Securities Conversion Agreement”), dated as of October 5, 2020, by and among Clover and the Holders (as defined therein) (the “Convertible Securities Conversion”); and

(e)

following the filing of the Charter Amendment and immediately prior to the effective time of the First Merger, all shares of Clover Capital Stock held by entities affiliated with Mr. Garipalli will be exchanged for shares of Clover Class Z common stock, pursuant to that certain Share Exchange Agreement (the “Share Exchange Agreement”), dated as of October 5, 2020, by and among Clover and certain entities affiliated with Mr. Garipalli (the “Share Exchange”, and together with the Convertible Securities Conversion, the Warrant Settlement, the Clover Preferred Conversion and the Charter Amendment, the “Pre-Closing Restructuring Plan”).

Conduct of Business by Clover

Clover has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as contemplated by the Merger Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements (as defined below), or required by applicable law, or as consented to by SCH in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of Clover in the ordinary course consistent with past practice; provided, that Clover or any of its subsidiaries may take any action, including establishment of any policy, procedure or protocol, in order to comply with any applicable COVID-19 measures; provided, further, in each case, that (i) such actions are reasonably necessary, taken in good faith and taken to preserve the continuity of the business of Clover and its subsidiaries and (ii) Clover will, to the extent reasonably practicable, inform SCH of any such actions prior to the taking thereof and shall consider in good faith any suggestions or modifications from SCH.

During the Interim Period, except as set forth in Clover’s disclosure letter or as consented to by SCH in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), Clover has also agreed not to, and Clover will cause its subsidiaries not to, except as contemplated by the Merger Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements or as required by applicable law:

(a)	change or amend the governing documents of Clover or any of Clover’s subsidiaries or form or cause to be formed any new subsidiary of Clover;

(b)

make or declare any dividend or distribution to the stockholders of Clover or make any other distributions in respect of any of Clover’s or any of Clover’s subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly owned subsidiary of Clover to Clover or another wholly owned subsidiary of Clover;

(c)

split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Clover’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of Clover that remains a wholly owned subsidiary of Clover after consummation of such transaction;

(d)

purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Clover or its subsidiaries, except for (i) the acquisition by Clover or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Clover or its subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) transactions between Clover and any wholly owned subsidiary of Clover or between wholly owned subsidiaries of Clover and (iii) purchases or redemptions pursuant to exercises of Clover Options issued and outstanding as of the date of the Merger Agreement or the withholding of shares to satisfy net settlement or tax obligations with respect to equity awards in accordance with the terms of such equity awards;

(e)

enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts, government contracts or any real property lease, in each case, other than entry into, or modification of, such agreements in the ordinary course of business consistent with past practice;

(f)

sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of Clover or its subsidiaries, including leased real property, except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business and (ii) transactions among Clover and its wholly owned subsidiaries or among its wholly owned subsidiaries;

(g)	acquire any ownership interest in any real property;

(h)

except as otherwise required by law, existing Clover benefit plans, certain contractual obligations or expressly disclosed in Clover’s disclosure letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of Clover or any of Clover’s subsidiaries, or hire or terminate the employment of employees with an annual base salary of $250,000 or more, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Clover benefit plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by Clover or any of Clover’s subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Clover or any of Clover’s subsidiaries, except in the ordinary course of business consistent with past practice;

(i)

acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(j)

make any material loans or material advances to any person, except for (i) advances to employees, officers or independent contractors of Clover or any of Clover’s subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among Clover and its wholly owned subsidiaries or among Clover’s wholly owned subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;

(k)

(i) make, change or revoke any material tax election, (ii) amend, modify or otherwise change any filed tax return, (iii) adopt or request permission of any taxing authority to change any accounting method for tax purposes, (iv) enter into any closing agreement with any governmental authority with respect to a material tax, (v) settle any claim or assessment in respect of any material taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of any material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material taxes or in respect to any tax attribute that would give rise to any claim or assessment of material taxes;

(l)

take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from constituting an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(m)

(i) incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Clover or any subsidiary of Clover or guaranty any debt securities of another person, other than any indebtedness or guarantee (x) incurred in the ordinary course of business and in an aggregate amount not to exceed $500,000 or (y) incurred between Clover and any of its wholly-owned subsidiaries or between any of Clover’s wholly owned subsidiaries; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $500,000, except as otherwise contemplated by the Merger Agreement or as such obligations become due;

(n)

(i) except as set forth in Clover’s disclosure letter, issue any additional shares of Clover Capital Stock or securities exercisable for or convertible into Clover Capital Stock, except for issuances of Clover common stock pursuant to exercise of Clover Options or conversion of Clover Preferred Stock in accordance with the terms of such Clover Preferred Stock or (ii) make commitments to grant any additional equity or equity-based compensation;

(o)

adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Clover or its subsidiaries (other than the Pre-Closing Restructuring and the Mergers);

(p)

waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 individually and less than $1,000,000 in the aggregate;

(q)

grant to, or agree to grant to, any person rights to any intellectual property that is material to Clover and its subsidiaries, or dispose of, abandon or permit to lapse any rights to any intellectual property that is material to Clover and its subsidiaries except for the expiration of Clover’s registered intellectual property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of Clover’s or any of its subsidiaries’ business judgment as to the costs and benefits of maintaining the item;

(r)

disclose or agree to disclose to any person (other than SCH or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of Clover or any of its subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

(s)	make or commit to make capital expenditures other than in an amount not in excess of the amount disclosed in Clover’s disclosure letter, in the aggregate;

(t)

manage Clover’s and its subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(u)

permit any of its material intellectual property to become subject to a lien (other than a permitted lien) or sell, lease, license or otherwise dispose of any of its material intellectual property rights but excluding licenses to intellectual property granted by Clover or any of Clover’s subsidiaries in the ordinary course of business consistent with past practice;

(v)

enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable law, or recognize or certify any labor union, labor organization, or group of employees of Clover or its subsidiaries as the bargaining representative for any employees of Clover or its subsidiaries;

(w)	waive the restrictive covenant obligations of any current or former employee of Clover or any of Clover’s subsidiaries;

(x)

(i) limit the right of Clover or any of Clover’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person;

(y)

amend in a manner materially detrimental to Clover or any of its subsidiaries, terminate, cancel, surrender, permit to lapse or fail to renew or to use reasonable best efforts to maintain any material governmental authorization or material permit required for the conduct of the business of Clover or any of Clover’s subsidiaries or otherwise fail to use reasonable best efforts to maintain and preserve its relationships with any governmental authority, customers, suppliers, contractors and other Persons with which it has material business relations;

(z)	terminate or amend in a manner materially detrimental to Clover or any of its subsidiaries any material insurance policy insuring the business of Clover or any of its subsidiaries;

(aa)

except as required by any governmental authority with jurisdiction over the business of any Clover insurance subsidiary, make any material change in financial accounting methods, principles or practices used by such Clover insurance subsidiary;

(bb)

other than in the ordinary course of business consistent with past practice, terminate, suspend, abrogate, amend or modify (i) any certificate of authority to conduct business as an insurance company or health maintenance organization issued by the applicable insurance or health regulatory governmental authority or (ii) any other material permit, in the case of each of the foregoing clauses (i) and (ii), in a manner material and adverse to any Clover insurance subsidiary;

(cc)

make any material change in investment, hedging, underwriting or claims administration principles or practices or in methodologies for estimating and providing for medical costs and other liabilities, except, to the extent applicable, for any such change required by a change in applicable law; or

(dd)	enter into any agreement to take any of the above actions prohibited under the Merger Agreement.

Conduct of Business of SCH

During the Interim Period, SCH will, and will cause Merger Sub to, except as contemplated by the Merger Agreement (including as contemplated by the PIPE Investment), in connection with the Domestication or as consented to by Clover in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice.

During the Interim Period, except as set forth in SCH’s disclosure letter or as consent to by Clover in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), SCH has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including as contemplated by the PIPE Investment or in connection with the Domestication) or the Ancillary Agreements or as required by applicable law:

(a)

seek any approval from SCH’s shareholders, or otherwise take any action, to change, modify or amend the Trust Agreement or the governing documents of SCH or the Merger Sub, except as otherwise contemplated by the Condition Precedent Proposals;

(b)

except as otherwise contemplated by the Condition Precedent Proposals, (x) make or declare any dividend or distribution to the shareholders of SCH or make any other distributions in respect of any of SCH’s or Merger Sub’s capital stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of SCH’s or Merger Sub’s capital stock or equity interests or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of SCH or Merger Sub, other than a redemption of shares of SCH Class A ordinary shares effected in connection with the Merger;

(c)

(i) make, change or revoke any material tax election, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method for tax purposes, (iv) enter into any closing agreement with any governmental authority, (v) settle any claim or assessment in respect of a material amount of taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of a material amount of taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of a material amount of taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes;

(d)

take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent either the Mergers, taken together, from constituting an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(e)	enter into, renew or amend in any material respect, any transaction or contract with an affiliate of SCH or Merger Sub;

(f)

incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Clover or any of Clover’s subsidiaries or guaranty any debt security of another person, other than any indebtedness for borrowed money or guarantee (i) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, (ii) incurred between SCH and Merger Sub or (iii) in respect of any working capital loan in an aggregate amount not to exceed $2,500,000;

(g)

incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by the Merger Agreement and the Ancillary Agreements or in support of the ordinary course operations of SCH;

(h)	waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened action);

(i)

other than with respect to the PIPE Investment, (i) issue any securities of SCH or securities exercisable for or convertible into securities of SCH, other than the issuance of the Stock Consideration, (ii) grant any options, warrants or other equity-based awards with respect to securities of SCH, not outstanding on the date of the Merger Agreement or (iii) amend, modify or waive any of the material terms or rights set forth in any SCH warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(j)	enter into any agreement to do any of the above actions prohibited under the Merger Agreement.

Covenants of SCH

Pursuant to the Merger Agreement, SCH or, to the extent occurring after the Closing, Clover Health, has agreed, among other things, to:

•

take all necessary actions to cause each employee of Clover or any of its subsidiaries immediately prior to the Closing to continue in employment with Clover Health and its affiliates immediately following the Closing;

•	honor and perform in accordance with their terms all Clover’s benefit plans, including all employment, severance, bonus, transaction, incentive and other compensation arrangements;

•

except where prohibited by applicable law or the provisions of a contract in effect as of October 5, 2020 requires more favorable treatment, for the 12-month period commencing on the Closing Date, provide, or cause Clover or its subsidiaries to provide, to each continuing Clover employee with (i) a base salary or regularly hourly wage, as applicable, that is not less than the base salary or regular hourly wage, as applicable, provided to such continuing Clover employee immediately prior to the Closing Date, (ii) annual cash target bonus opportunities that are no less favorable than the annual cash target bonus opportunities provided to such continuing Clover employee immediately prior to the Closing Date and (iii) employee benefits (excluding equity awards, defined benefit pension and retiree medical benefits, as applicable, except as required by applicable law or the provisions of a contract) that are substantially comparable in the aggregate to those provided to such continuing Clover employee as of immediately prior to the Closing;

•

effective as of the Closing and thereafter, recognize, or cause the Clover and its subsidiaries to recognize, each continuing Clover employee’s employment or service with Clover or any of its subsidiaries prior to the Closing for all purposes, including for purposes of determining, as applicable, eligibility for participation, vesting and entitlement of the continuing Clover employee under all employee benefits plans maintained by Clover, its subsidiaries, SCH or an affiliate of SCH (excluding equity incentive plans or benefit accruals under a defined benefit pension plan), except to the extent that such recognition would result in a duplication of benefits;

•

effective as of the Closing and thereafter, will, or will cause Clover and its subsidiaries to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health plan of Clover, its subsidiaries, SCH or an affiliate of SCH to be waived with respect to the continuing Clover employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such continuing Clover employee under the comparable Clover benefit plan in which such continuing Clover employee participated immediately prior to the Closing, and (ii) fully credit each continuing Clover employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such continuing Clover employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of Clover or any of its subsidiaries prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such continuing employee has satisfied the deductible, co-payments or maximum out-of-pocket requirements applicable to such continuing Clover employee and his or her covered dependents for such plan year, as if such amounts had been paid in accordance with such plan;

•	prior to the Closing Date, obtain approval for and adopt the 2020 Plan, the MIP and the ESPP;

•

within two business days following the expiration of the sixty-day period after SCH has filed current Form 10 information with the SEC file an effective registration statement on Form S-8 (or other applicable form) with respect to the Clover Health Class A common stock issuable under the 2020 Plan and the ESPP and use reasonable efforts to maintain effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;

•	grant equity awards for shares of Clover Health Class B common stock to such persons and in the amounts and on the dates set forth and pursuant to the MIP;

•

take certain actions so that the Trust Amount will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the conditions of the Trust Agreement;

•

during the Interim Period, ensure SCH remains listed as a public company on the NYSE; provided, that unless otherwise mutually agreed by SCH and Clover in writing, at least three business days prior to the initial filing of the proxy statement/information statement/registration statement with the SEC, SCH will delist the SCH Class A ordinary shares from the NYSE, and use reasonable best efforts to obtain approval for the listing of such shares on Nasdaq from and after the effective time of the Merger;

•

during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives action on its and their behalf not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the Merger Agreement;

•

subject to the terms of SCH’s organizational documents of SCH (prior to the Domestication) or Clover Health (following the Domestication), as applicable, take all such action within its power as may be necessary or appropriate such that immediately following the effective time of the First Merger:

•

the Board of Clover Health shall consist of nine directors, which will initially be comprised of (i) Vivek Garipalli, Andrew Toy, Chelsea Clinton, Benjamin Peretz and Nathaniel S. Turner, (ii) four independent directors, two of whom will be designated following the date of the Merger Agreement; and

•

the initial officers of SCH will be as set forth in Clover’s disclosure letter, who will serve in such capacity in accordance with the terms of the organizational documents of Clover Health following the effective time of the First Merger;

•	subject to approval of SCH’s shareholders, cause the Domestication to become effective prior to the effective time of the First Merger (see the section entitled “Domestication Proposal” above);

•

after the effective time of the First Merger, indemnify and hold harmless each present and former director and officer of Clover and SCH and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable organizational documents to indemnify such person;

•

maintain, and cause its subsidiaries to maintain for a period of not less than six years from the effective time of the Mergers (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and its subsidiaries’ former and current officers, directors and employees, no less favorable than as contemplated by the applicable governing documents immediately prior to the effective time of the Mergers and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by SCH’s, Clover’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event will SCH be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by SCH, Clover, as applicable (whichever premium being higher), for such insurance policy for the year ended December 31, 2019;

•

on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of Clover and SCH with the post-Closing directors and officers of Clover Health, which indemnification agreements will continue to be effective following the Closing;

•

during the Interim Period, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•

except as otherwise approved by Clover (which approval shall not be unreasonably withheld, conditioned or delayed), not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to termination), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements, except for any such actions that would not increase conditionality or impose any new obligation on Clover or SCH, reduce the Minimum PIPE Investment Amount, reduce or impair the rights of SCH under any PIPE Subscription Agreement or otherwise adversely affect any rights of SCH or Clover under any Subscription Agreement and except for any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision);

•

use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the PIPE Subscription Agreements in all material respects on the terms and conditions described therein, including using its commercially reasonable efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants and covenants applicable to SCH in the PIPE Subscription Agreements and otherwise comply in all material respects with its obligations thereunder; (ii) in the event that all conditions in the PIPE Subscription Agreements have been satisfied, consummate transactions contemplated by the PIPE Subscription Agreements at or prior to Closing; and (iii) enforce its rights under the PIPE Subscription Agreements, in the event that all conditions in the PIPE Subscription Agreements have been satisfied, to cause the applicable PIPE Investors to pay to (or as directed by) SCH the applicable portion of the PIPE Investment Amount, as applicable, set forth in the PIPE Subscription Agreement in accordance with their terms; and

•

will give Clover prompt written notice: (i) of any amendment to any PIPE Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby), (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to any PIPE Subscription Agreement known to SCH, (iii) of the receipt of any written notice or other written communication from any party to any PIPE Subscription Agreement or any provisions of any PIPE Subscription Agreement with respect to any actual potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any PIPE Subscription Agreement or any provisions of any PIPE Subscription Agreement; and (iv) if SCH does not expect to receive all or any portion of the Minimum PIPE Investment Amount pursuant to the PIPE Subscription Agreements.

Covenants of Clover

Pursuant to the Merger Agreement, Clover has agreed, among other things, to:

•

subject to confidentiality obligations (whether contractual, imposed by applicable law or otherwise) that may be applicable to information furnished to Clover or any of its subsidiaries by third parties and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford SCH and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives will all financial and operating data and other information concerning the affairs of Clover and its subsidiaries that are in the possession of Clover or its subsidiaries as such representatives may reasonably request;

•	provide to SCH and, if applicable, its accountants, counsel or other representatives, (i) such information and such other documents relating to any legal proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of Clover and its subsidiaries during the Interim Period, in each case, as SCH or such representative may reasonably request, (ii) prompt written notice of any material status updates in connection with any such legal proceedings or otherwise relating to any compliance and risk management matters or decisions of Clover or its subsidiaries, and (iii) copies of any communications sent or received by Clover or its subsidiaries in connection with such legal proceedings, matters and decisions;

•

deliver, as soon as reasonably practicable following the date of the Merger Agreement, (i) the unaudited financial statements of Clover and its subsidiaries as of and for the three- and nine-month period ended September 30, 2020, and (ii) if the effective time of the First Merger has not occurred prior to February 16, 2021, audited financial statements (together with the auditor’s report thereon) of Clover and its subsidiaries as of and for the year ended December 31, 2020;

•

deliver, prior to the Closing, to SCH evidence that the affiliate agreements set forth on Clover’s disclosure letter have been terminated or settled at or prior to the Closing without further liability to SCH or Clover;

•	consummate the Pre-Closing Restructuring prior to the Closing (see the section entitled “—Pre-Closing Restructuring” above); and

•

during the Interim Period, not, and to use reasonable best efforts to cause its representatives, acting on its or their behalf, not to (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction.

Joint Covenants of SCH and Clover

In addition, each of SCH and Clover has agreed, among other things, to take the actions set forth below.

•

Each of SCH and Clover will (and, to the extent required, will cause its affiliates to) (i) comply promptly but in no event later than ten business days after the date of the Merger Agreement with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings with any foreign governmental authorities (including all permits) as may be required under any applicable similar foreign law.

•	Each of SCH and Clover will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Merger Agreement.

•

Each of SCH and Clover will (and, to the extent required, will cause its affiliates to) (x) request early termination of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period or periods under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement and (y) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including sharing relevant information with the other parties thereto for such purposes (subject to, a requirement to obtain Clover’s prior written consent with respect to certain such actions identified above as contemplated by the Merger Agreement). SCH will pay all antitrust filing fees; provided, however, that all such filing fees will be transaction expenses of SCH and its affiliates and be paid or repaid in accordance with the terms of the Merger Agreement.

•

SCH and Clover will jointly prepare and SCH will file with the SEC the proxy statement / registration statement in connection with the registration under the Securities Act of (i) the shares Clover Health Class A common stock and SCH warrants comprising such to be issued in connection with the Domestication, (ii) the shares of Clover Health Class B common stock that constitute the Stock Consideration and (iii) the shares of Clover Health Class B common stock subject to Clover Health Options and Clover Health Restricted Stock Awards.

•

Each of SCH and Clover will use its reasonable best efforts to cause the proxy statement/information statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission.

•

SCH will, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) disseminate the proxy statement/prospectus to the shareholders of SCH, (ii) give notice, convene and hold a meeting of the shareholders to vote on the Condition Precedent Proposals, in each case in accordance with its governing documents then in effect and Section 710 of the NYSE Listing Rules or Nasdaq Listing Rule 5620(b), as applicable, for a date no later than 30 business days following the date the registration statement is declared effective, (iii) solicit proxies from the holders of public shares of SCH to vote in favor of each of the Condition Precedent Proposals, and (iv) provide its shareholders with the opportunity to elect to effect a redemption.

•

Clover (i) will obtain the requisite stockholder approval necessary to consummate the Merger Agreement and the transactions contemplated thereby, including the Mergers (the “Clover Stockholder Approvals”), by written consent of collective holders of shares of Clover Capital Stock sufficient to obtain the Clover Stockholder Approvals promptly following the time at which the registration statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders and in any event within forty-eight hours after the Registration Statement is declared effective, and in accordance with the terms and subject to the conditions of Clover’s governing documents; and (ii) take all other action necessary or advisable to secure the Clover Stockholder Approvals and, if applicable, any additional consents or approvals of its stockholders related thereto.

•

SCH and Clover will each, and will each cause their respective subsidiaries to, use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties that any of SCH, Clover, or their respective affiliates are required to obtain in order to consummate the Mergers.

•

Clover and SCH will, prior to the Closing, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of shares of Clover Capital Stock or acquisitions of shares of Clover Health common stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule B-3 promulgated under the Exchange Act.

•

Each of Clover and SCH will each, and will each cause their respective subsidiaries and affiliates and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any financing arrangement the parties seek in connection with the transactions contemplated by the Merger Agreement.

Closing Conditions

The consummation of the Mergers is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Mergers may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Minimum Cash Condition

The Merger Agreement provides that the obligations of Clover to consummate the Mergers are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy SCH’s obligations to its shareholders (if any) that exercise their rights to redeem their public shares pursuant to the Cayman Constitutional Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Clover or SCH) (such amount, the “Trust Amount”) plus the PIPE Investment Amount actually received by SCH at or prior to the Closing Date, is at least equal to $700 million (the “Minimum Cash Condition”). The Minimum Cash Condition is for the sole benefit of Clover, provided that there is a mutual condition that the Trust Amount plus the Third Party PIPE Investment Amount (as defined herein) be at least $300 million.

Conditions to the Obligations of Each Party

The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•	the approval of the Condition Precedent Proposals by SCH’s shareholders will have been obtained (the “SCH Shareholder Approval”);

•	Clover Stockholder Approvals will have been obtained;

•

the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•

the waiting period or periods under the HSR Act and any other required regulatory approvals applicable to the transactions contemplated by the Merger Agreement, or the (i) Sponsor Support Agreement, (ii) Clover Holders Support Agreement and (iii) Confidentiality Agreement, dated as of June 11, 2020, by and between SCH and Clover (clauses (i), (ii) and (iii), collectively, the “Ancillary Agreements”) will have been obtained, expired or been terminated, as applicable;

•

there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby), statute, rule or regulation enjoining or prohibiting the consummation of the Mergers;

•	Clover Health will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

•	the shares of Clover Health Class A common stock to be issued in connection with the Mergers will have been approved for listing on the NYSE or, if mutually agreed by Clover and SCH, Nasdaq; and

•	the sum of the Trust Amount plus the Third-Party PIPE Investment Amount must be equal to or greater than $300 million.

Conditions to the Obligations of SCH and Merger Sub

The obligations of SCH and Merger Sub to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SCH and Merger Sub:

•

certain of the representations and warranties of Clover pertaining to the capitalization of Clover will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•

each of the Clover Fundamental Representations (other than those portions of the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•

each of the remaining representations and warranties of Clover contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Clover Material Adverse Effect (except for actions contemplated by the Pre-Closing Restructuring Plan);

•

each of the covenants of Clover to be performed as of or prior to the Closing will have been performed in all material respects (subject to a 20-day cure period and except for actions contemplated by the Pre-Closing Restructuring Plan);

•	the Pre-Closing Restructuring Plan shall have been completed prior to the Closing; and

•	there will not have occurred a Clover Material Adverse Effect after the date of the Merger Agreement.

Conditions to the Obligations of Clover

The obligation of Clover to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Clover:

•

each of the representations and warranties of SCH regarding its capitalization, as provided for in the Merger Agreement, will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement;

•

each of the other representations and warranties of SCH contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement or the Ancillary Agreements;

•	each of the covenants of SCH to be performed as of or prior to the Closing will have been performed in all material respects (subject to a 20-day cure period);

•

the Domestication will have been completed as contemplated by the Merger Agreement and a time-stamped copy of the certificate issued by the Delaware Secretary of State in relation thereto will have been delivered to Clover (for additional information, see the section entitled “Domestication Proposal”); and

•	the Minimum Cash Condition. For more information see the section entitled “—Minimum Cash Condition” above.

Termination; Effectiveness

The Merger Agreement may be terminated and the Mergers abandoned at any time prior to the Closing:

•	by written consent of Clover and SCH;

•	by Clover or SCH if any Governmental Order has become final and nonappealable which has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting the Mergers;

•

by Clover if the SCH Shareholder Approval will not have been obtained by reason of the failure to obtain the required vote at a meeting of SCH’s shareholders duly convened therefor or at any adjournment thereof;

•	by Clover if there has been a modification in recommendation of the board of directors of SCH with respect to any of the Condition Precedent Proposals;

•

by written notice to Clover from SCH in the event of certain uncured breaches on the part of Clover or if the Closing has not occurred on or before February 10, 2021 (the “Agreement End Date”), unless SCH is in material breach of the Merger Agreement;

•

by SCH, if Clover will not have obtained approval from its stockholders of the Merger Agreement and the transactions contemplated thereby within 48 hours after the registration statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; or

•

by written notice to SCH from Clover in the event of certain uncured breaches on the part of SCH or Merger Sub or if the Closing has not occurred on or before the Agreement End Date, unless Clover is in material breach of the Merger Agreement.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of Clover, SCH or Merger Sub, as the case may be, for any willful and material breach of the Merger Agreement occurring prior to such termination, other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

Waiver; Amendments

No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

Fees and Expenses

If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, Clover Health will, upon the consummation of the Mergers and release of proceeds from the trust account, pay or cause to be paid all accrued and unpaid transaction expenses of Clover and pay or cause to be paid all accrued transaction expenses of SCH or its affiliates (including the Sponsor). SCH and Clover will exchange written statements listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits Shareholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, SCH, the Sponsor, each director of SCH and Clover entered into the Sponsor Support Agreement, dated as of October 5, 2020, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C. Pursuant to the Sponsor Support Agreement, the Sponsor and each director of SCH agreed to, among other things, vote in favor of the Merger Agreement and all other documents and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement) and (b) the written agreement of the parties thereto. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

Clover Holders Support Agreement

In connection with the execution of the Merger Agreement, SCH entered into a support agreement with Clover and certain stockholders of Clover (the “Requisite Clover Stockholders”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Clover Holders Support Agreement”). Pursuant to Clover Holders Support Agreement, the Requisite Clover Stockholders agreed to, among other things, vote to adopt and approve, upon the registration statement being declared effective and delivered or otherwise made available to stockholders, the Merger Agreement and all other documents and transactions contemplated thereby, including the Pre-Closing Restructuring Plan, in each case, subject to the terms and conditions of Clover Holders Support Agreement.

Pursuant to Clover Holders Support Agreement, the Requisite Clover Stockholders also agreed to, among other things, deliver a duly executed copy of the Registration Rights Agreement at the Closing.

Clover Holders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in Clover Holders Support Agreement) and (b) the written agreement of the parties thereto. Upon such termination of Clover Holders Support Agreement, all obligations of the parties under Clover Holders Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of Clover Holders Support Agreement will not relieve any party thereto from liability arising in respect of any breach of Clover Holders Support Agreement prior to such termination.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, Clover Health, the Sponsor, SCH’s independent directors, certain stockholders of Clover and the other parties thereto will enter into an Amended and Restated Registration Rights Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E (the “Registration Rights Agreement”), pursuant to which Clover Health will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Clover Health common stock and other equity securities of Clover Health that are held by the parties thereto from time to time.

Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of Clover Health common stock held by the Sponsor and certain stockholders of Clover immediately following the Closing (not including the shares of Clover Health Class A common stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements) (the “Lock-up Shares”), including a lock-up of such shares in each case ending on the earlier of (i) the date that is 180 days after the Closing Date and (ii) (a) for 33.33% of the Lock-up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Clover Health common stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 31 days after the Closing Date and (b) for an additional 50% of the Lock-up Shares held by each of the parties thereto (and their respective permitted transferees), the date which the last reported sale price of Clover Health common stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 31 days after the Closing Date. The lock-up set forth in the Registration Rights Agreement supersedes the lock-up provisions set forth in Section 7 of that certain letter agreement, dated as of April 21, 2020, by and among SCH, the Sponsor and each of the other parties thereto (the “Insider Letter) which provisions in Section 7 of the Insider Letter shall be of no further force or effect as of the date of the Registration Rights Agreement.

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by SCH, Sponsor and the other parties thereto in connection with SCH’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement or (ii) with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, SCH entered into Subscription Agreements with the PIPE Investors, a copy of the form of which is attached to the accompanying proxy statement/prospectus as Annex D, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 40,000,000 shares of Clover Health Class A common stock at $10.00 per share for an aggregate commitment amount of $400,000,000. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription

Agreement is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (ii) there not being any amendment or modification of the terms of the Merger Agreement in a manner that is materially adverse to the PIPE Investor (in its capacity as such), (iii) a customary bringdown of the representations and warranties of the PIPE Investor and SCH in the Subscription Agreement and (iv) the prior or substantially concurrent consummation of the transactions contemplated by the Merger Agreement. The closings under the Subscription Agreements will occur substantially concurrently with the Closing.

The Subscription Agreements provide that, solely with respect to subscriptions by third-party investors (which investors are not party to the Registration Rights Agreement), SCH is required to file with the SEC, within 45 days after the consummation of the transactions contemplated by the Merger Agreement, a shelf registration statement covering the resale of the shares of Clover Health Class A common stock to be issued to any such third-party investor and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th day following the filing date thereof if the SEC notifies SCH that it will “review” such registration statement and (ii) the 10th business day after the date SCH is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the Closing (as defined in the Subscription Agreements) or in the future as a result of, or arising out of, the Subscription Agreements against SCH, including with respect to the trust account. The Subscription Agreements will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of SCH and the applicable PIPE Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied prior to the Closing (as defined in the Subscription Agreements) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Closing (as defined in the Subscription Agreements), and (iv) February 10, 2021.

Non-Disclosure Agreement

On June 11, 2020, SCH entered into a mutual non-disclosure agreement (the “Non-Disclosure Agreement”) with Clover, the provisions of which agreement survived the execution of the Merger Agreement and will automatically terminate on June 11, 2022. The Non-Disclosure Agreement provides for, among other things, certain confidentiality obligations mutually owed by SCH and Clover in relation to the information disclosed by or on behalf of either party in connection with the consideration of a possible transaction or business relationship between the parties.

Background to the Business Combination

SCH is a blank check company incorporated on October 18, 2019, as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The proposed Business Combination was the result of an extensive search for a potential transaction using the network, investing and operating experience of our management team, including our board of directors. The terms of the Merger Agreement were the result of extensive negotiations between SCH and Clover. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.

On April 24, 2020, SCH completed its initial public offering of 82,800,000 units which included the issuance of 82,800,000 units, including 10,800,000 units subject to the underwriters’ over-allotment option, at a price of $10.00 per unit (the “SCH units”), generating gross proceeds of $828,000,000 before transaction costs (including deferred underwriting expenses to be paid upon the completion of SCH’s initial business combination). Each SCH unit consisted of one SCH Class A ordinary share and one-third of one public warrant.

Each public warrant entitles the holder thereof to purchase one SCH Class A ordinary share at a price of $11.50 per share, subject to certain adjustments. Simultaneously with the closing of the initial public offering, SCH completed the private sale of an aggregate of 10,933,333 private placement warrants at a price of $1.50 per warrant to the Sponsor. The private placement warrants are the same as the public warrants, except that the private placement warrants will be exercisable on a cashless basis and be non-redeemable by SCH so long as they are held by the initial purchasers or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by SCH and exercisable by such holders on the same basis as the public warrants. In addition, the private placement warrants and their underlying securities will not be transferable, assignable or salable until 30 days after the consummation of SCH’s initial business combination, subject to limited exceptions. In connection with SCH’s initial public offering, Connaught (UK) Limited (“Connaught”) acted as financial advisor to SCH, Credit Suisse Securities (USA) LLC (“Credit Suisse”) acted as capital markets advisor to SCH, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) acted as U.S. legal advisor to SCH and Maples and Calder (“Maples”) acted as Cayman Islands legal advisor to SCH.

Since the completion of its initial public offering, SCH considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of SCH contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies in the data, media, logistics, healthcare, transportation, technology, financial services, consumer services and retail sectors. SCH considered businesses located outside of the United States and in the United States that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational experience, and network of SCH’s management team. In the process that led to identifying Clover as an attractive investment opportunity, SCH’s management team evaluated over 300 potential business combination targets, made contact with representatives of more than 50 such potential combination targets to discuss the potential for a business combination transaction and entered into non-disclosure agreements with 13 such potential business combination targets. Before entering into a non-binding letter of intent with Clover (as described below), SCH’s management team actively pursued certain of such potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating preliminary terms of potential transactions with such potential business combination targets. During this process, SCH’s management ultimately determined, and the SCH board of directors agreed, that Clover was the most attractive business combination target, and for that reason, decided not to further pursue the other potential business combination targets.

Beginning on May 1, 2020 until the end of August 2020, weekly meetings via teleconference were held among members of SCH’s management team (including Chamath Palihapitiya, Chief Executive Officer of SCH and Chairman of the SCH board of directors, and Ian Osborne, President of SCH and a member of the SCH board of directors), certain of SCH’s advisors, and those of SCH’s directors who were able to attend such calls on any given occasion, as applicable, in order to discuss matters relating to SCH’s initial business combination. Initially, such meetings were intended to allow SCH management and certain of SCH’s advisors to provide updates regarding the status of the evaluation of, and outreach to, potential business combination targets. During those weekly meetings that were held from September 2020 through early October 2020 (when such weekly meetings were discontinued as a result of the announcement of the business combination with Clover), SCH’s management and certain of SCH’s advisors provided updates regarding the status of the potential business combination transaction with Clover, including with respect to the negotiation of definitive transaction documents, the due diligence review being conducted by SCH’s advisors, the status of the PIPE Investment and other related matters.

On June 3, 2020, Mr. Palihapitiya and Vivek Garipalli, co-founder and Chief Executive Officer of Clover, held a call to discuss matters related to the general structure of special purpose acquisition companies, and the potential advantages that may be realized by certain companies entering into an initial business combination transaction with a special purpose acquisition company (as opposed to alternative forms of financing or business combination transactions). Mr. Palihapitiya had been acquainted with Mr. Garipalli for several years and contacted Mr. Garipalli given such pre-existing relationship and Mr. Palihapitiya’s recent experience with such entities and types of transaction.

On June 11, 2020, SCH entered into a mutual non-disclosure agreement with Clover. See the section entitled “BCA Proposal—Related Agreements—Non-Disclosure Agreement” for additional information. After the Non-Disclosure Agreement was executed, Clover began providing preliminary confidential information to SCH regarding Clover and its subsidiaries and their collective business operations in order for the parties to be able to better assess whether a transaction would be feasible.

On June 23, 2020, the Clover board of directors (the “Clover board”) held its regular quarterly meeting via video teleconference in which the entire Clover board was present, as well as other representatives of Clover and representatives of Orrick, Herrington & Sutcliffe LLP (“Orrick”), Clover’s outside legal counsel. During this meeting, members of Clover’s management team, with input from Orrick, updated the Clover board on, among other things, the Clover business, latest financial results and projections, regulatory and legal compliance, status and potential timing of an initial public offering and other strategic transactions that were being explored, including preliminary discussions with SCH regarding a potential business combination transaction.

During a meeting via video teleconference held on June 30, 2020, representatives of SCH and representatives of Clover discussed Clover’s management presentation and matters relating to a specific proposed business combination transaction involving SCH, on the one hand, and Clover, on the other hand, including the ideal timing of such a transaction from the perspective of anticipated public markets response.

From June 30, 2020 through August 23, 2020, representatives of SCH held multiple meetings via teleconference and video teleconference and exchanged e-mails with representatives of Clover to discuss Clover’s business operations, including financial information, historic and projected revenues and profits, views on competitive positioning, market opportunity, expansion, membership growth, background on the Clover management team and its existing investors, and other business due diligence matters, and the terms of a potential business combination transaction between the parties, including valuation and valuation methodology, subject to further due diligence review of Clover and its business operations by representatives of SCH.

On August 13, 2020, the Clover board held a meeting via teleconference in which the entire Clover board was present, as well as other representatives of Clover and representatives of Orrick. During this meeting, members of the Clover management team, with input from Orrick, updated the Clover board on Clover’s plans for an initial public offering and the potential business combination transactions that were being explored by Clover.

On August 23, 2020, Mr. Palihapitiya, on behalf of SCH, e-mailed to Mr. Garipalli an initial non-binding letter of intent (addressed to Mr. Garipalli in his capacity as CEO of Clover) in respect of a potential business combination transaction involving the parties. This non-binding letter of intent was forwarded to the Clover board as well as to representatives of Orrick, in their capacity as Clover’s outside corporate counsel, and Citigroup (“Citi”), in their capacity as Clover’s financial advisor. Following delivery of this initial non-binding letter of intent, representatives of SCH and Clover continued to discuss matters relating to such non-binding letter of intent, pursuant to multiple telephone conversations and e-mail exchanges between the parties throughout the morning.

This initial non-binding letter of intent included, subject to further due diligence, an initial enterprise value for the Clover business of $3.2 billion on a pre-transaction, debt-free, cash-free basis. The initial enterprise valuation with respect to the Clover business reflected in this initial non-binding letter of intent was consistent with SCH management’s evaluation of the business, which was based on SCH management’s analysis of the projected EBITDA to be generated by the business, as projected by Clover’s management, comparable companies in analogous markets and the business plan and other materials provided by Clover’s management. The value of this opening non-binding proposal implied a discount to the projections provided by Clover’s management, but SCH management determined that it would be the starting point for further negotiations.

On August 24, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present as well as other representatives of Clover and representatives of Orrick. During this meeting, Mr. Garipalli, with input from other representatives of Clover and Orrick, reviewed with the Clover board the terms of the non-binding letter of intent delivered by SCH. Mr. Garipalli, with other representatives of Clover, then led a discussion regarding Clover’s financing strategy and alternatives, including the potential business combination transaction with SCH as described in the non-binding letter of intent, the potential alternative of an initial public offering, and Clover’s negotiation strategy. The Clover board then authorized Mr. Garipalli, with the aid of Clover’s legal and financial advisors, to negotiate the terms of the non-binding letter of intent with SCH.

On August 24, 2020, Mr. Palihapitiya, on behalf of SCH, e-mailed to Mr. Garipalli an illustrative transaction overview, which included the proposed use of proceeds and an illustrative pro forma capitalization and ownership structure.

On August 25, 2020, Mr. Palihapitiya and Mr. Garipalli held a call to discuss, among other things, Clover’s feedback on the proposed non-binding letter of intent.

On August 25, 2020, representatives of SCH and representatives of Clover held a meeting via video teleconference to discuss Clover’s software platform, the Clover Assistant.

Over the course of the following week, representatives of SCH had multiple conversations and e-mail exchanges with representatives of Clover to discuss valuation and certain other considerations with respect to a potential business combination transaction involving SCH and Clover. Such considerations included, among other things, process considerations applicable to transactions with special purpose acquisition companies (for example, typical due diligence process and investor outreach), public company readiness and related concerns, financing options and deal certainty in light of SCH’s public shareholders having redemption rights in respect of its public shares with respect to a business combination transaction.

From August 25, 2020 to August 28, 2020, representatives of Skadden, Orrick and Clover and outside healthcare regulatory counsel to Clover held a meeting via video teleconference to discuss certain preliminary healthcare regulatory and compliance due diligence matters, given the regulated nature of Clover’s business.

On August 27, 2020, representatives of Orrick e-mailed to representatives of Skadden a revised version of the non-binding letter of intent, which included, among other things, a revised pre-transaction enterprise value of $3.5 billion with no purchase price adjustments of any kind.

On August 27, 2020, certain representatives of Skadden were provided with access to a virtual data room of Clover and began conducting a preliminary legal due diligence review of Clover.

On August 28, 2020, Mr. Palihapitiya contacted Mr. Garipalli to preview certain of the changes that would be reflected in a further revised draft non-binding letter of intent to be circulated later that day by representatives of Skadden. Mr. Palihapitiya and Mr. Garipalli then discussed via telephone certain preliminary due diligence matters discussed on prior calls held between representatives of SCH and Clover.

From August 28, 2020 through September 2, 2020, representatives of SCH (including representatives from Skadden) had multiple additional conversations and e-mail exchanges with representatives of Clover (including representatives of Orrick), to discuss valuation, potential equity grants to officers and employees upon and following consummation of the potential transaction, potential conditions to closing (including in the event of significant redemptions by SCH’s public shareholders of their public shares in connection with the proposed transaction), potential allocation between the primary investment and the secondary repurchase (whereby existing Clover Stockholders would receive cash consideration as part of a potential transaction), availability of post-closing recourse under the definitive transaction documents, restrictions on the transfer of shares of SCH capital stock issued in connection with the potential business combination transaction, governance matters with respect to the combined company and certain other terms and considerations with respect to a potential business combination transaction involving SCH and Clover. During this time, and in connection with such discussions, the parties also exchanged multiple additional drafts of the revised non-binding letter of intent.

On August 29, 2020, representatives of Clover, Orrick, outside healthcare regulatory counsel for Clover, and Skadden and Mr. Palihapitiya held a meeting via video teleconference to further discuss the regulatory environment in which Clover operates and certain preliminary legal diligence matters.

On September 1, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present, as well as other representatives of Clover and representatives of Orrick. During this meeting, Mr. Garipalli, with input from other representatives of Clover and Orrick, updated the Clover board on the status of Clover’s discussions with SCH regarding the proposed business combination, as well as Clover’s discussions with several other third parties regarding a strategic transaction involving Clover.

On September 2, 2020, Mr. Palihapitiya and Mr. Garipalli held a call to discuss, among other things, process and the revised non-binding letter of intent, and in particular, the timing with respect to the determination of the amount of the secondary repurchase and the terms of exclusivity between the parties.

On September 2, 2020, following additional discussion among the parties of the terms of a potential business combination transaction involving SCH and Clover, representatives of Orrick e-mailed a proposed final version of a non-binding letter of intent to representatives of Skadden, which was accepted as final by each of SCH and Clover.

On September 3, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board (other than Mr. Peretz) was present, as well as other representatives of Clover and representatives of Orrick. Mr. Garipalli and other members of Clover’s management team provided the Clover board an updated financial model and comparative analysis of multiple scenarios involving the proposed SCH business combination transaction and Clover’s contemplated initial public offering. After discussion, the Clover board authorized Mr. Garipalli to enter into the proposed non-binding letter of intent with SCH on behalf of Clover and to proceed towards negotiating and finalizing definitive agreements for a business combination transaction with SCH. Mr. Garipalli, Mr. Toy and other representatives of Clover and Orrick updated Mr. Peretz via video teleconference on the substance of the discussion and the Clover board’s decision later in the day, and Mr. Peretz concurred.

Effective as of September 3, 2020, Mr. Osborne, on behalf of SCH, and Mr. Garipalli, on behalf of Clover, executed the agreed final version of the non-binding letter of intent (the “LOI”) regarding a potential business combination transaction (subject to due diligence and negotiation of definitive agreements) involving SCH and Clover, which reflected a pre-transaction equity value for Clover of $3.5 billion (which was based on SCH management’s further analysis of the projected EBITDA to be generated by the business, as projected by Clover’s management, comparable companies in analogous markets and the business plan and other materials provided by Clover’s management), with no adjustment for Clover’s cash or debt, and which contemplated that a newly formed, wholly owned subsidiary of SCH would merge with and into Clover, which would then merge with and into SCH, and that, if agreed by the parties, SCH would re-domicile as a Delaware corporation prior to the consummation of the business combination transaction. Pursuant to the LOI, the total merger consideration would consist of 350 million newly issued common shares of SCH valued at $10.00 per share. It was agreed that each of Mr. Garipalli and Mr. Toy would be issued “high vote” shares in the public company at a voting ratio to common shares of 10:1 (which high vote shares would fall away in certain circumstances to be agreed upon by the parties), but which would otherwise be economically equivalent to the common shares in the combined company, provided that if such arrangement would result in adverse tax consequences for Mr. Garipalli and

Mr. Toy, the “high vote” shares would be issued to all Clover stockholders. Additionally, pursuant to the LOI, SCH would assume Clover’s existing equity awards, adopt a customary equity incentive plan for incentive equity issuances after closing, and enter into customary employment agreements with certain Clover executives as mutually agreed to by the parties. Further, pursuant to the LOI, Mr. Garipalli would be granted management equity awards representing 3% of the outstanding capital stock on an as-converted basis at closing and an additional 3% on terms to be further negotiated between the parties.

The LOI contemplated that the closing of the proposed business combination would be conditioned on (i) the concurrent consummation of the PIPE Investment, (ii) the satisfaction of a unilateral condition in favor of Clover that SCH hold assets at least equal to $700 million in the aggregate at closing, comprised of (x) cash remaining in SCH’s trust account (after satisfaction of redemption obligations to SCH’s public shareholders but before payment of any deferred underwriting fees or transaction expenses) and (y) the proceeds of the PIPE Investment (subject further to a mutual condition that there be at least $300 million in aggregate proceeds from such sum), (ii) the absence of any materially adverse changes following the execution of the definitive transaction agreement and (iii) other customary closing conditions (including receipt of required consents and approvals from relevant regulatory and/or government authorities for the proposed transaction and the receipt of requisite stockholder approvals). Pursuant to the LOI, the total size of the PIPE Investment was contemplated to be $150 million to be invested by entities affiliated with SCH or Sponsor. The LOI also contemplated that $500 million of the cash in SCH’s trust account (the specific amount to be determined at the discretion of Clover), the Co-Investment and/or cash of Clover may be used to purchase shares from certain stockholders of Clover immediately as part of the transaction.

Pursuant to the LOI, each of Clover and SCH agreed to be subject to an exclusivity period from the date of the LOI until the earliest of (i) the parties’ mutual agreement in writing to terminate the obligations contained in the LOI and (ii) October 3, 2020 (the “Exclusivity Period”). During the Exclusivity Period, each of Clover, on the one hand, and SCH, on the other hand, would not and would direct its representatives acting on its behalf not to, solicit or initiate any inquiry, indication of interest, proposal or offer from any publicly traded special purpose acquisition company other than SCH (in the case of Clover) or from any third party to an initial business combination other than Clover (in the case of SCH), participate in any discussions or negotiations with any such entity, or enter into any understanding, arrangement, agreement in principal or other commitment with any such entity, relating to, in the case of Clover, an issuance or sale of Clover equity interests or an asset sale, merger or other business combinations of Clover to or with another special purpose acquisition company, and in the case of SCH, an initial business combination with any third party other than Clover, subject to certain exceptions.

On September 4, 2020, representatives of Skadden, on behalf of SCH, and representatives of Orrick and Clover held a meeting via teleconference to discuss certain process matters regarding the preparation of the definitive transaction documents, legal due diligence and related work streams, including the anticipated timeline discussed by the parties.

On September 4, 2020, additional representatives of Skadden were provided with access to a virtual data room of Clover and began conducting a legal due diligence review of certain of the materials contained therein.

On September 6, 2020, SCH held a meeting via video teleconference of all of the members of the SCH board of directors in addition to representatives of SCH and Skadden. During the meeting, members of SCH’s management team, supported by certain of SCH’s advisors, (i) provided an update to the SCH board of directors regarding the status of SCH’s initial business combination, (ii) reviewed the reasons for exploring a proposed transaction with Clover upon the terms set forth in the LOI, including the structure of the “high vote” shares, and (iii) reviewed the proposed valuation (which remained subject to due diligence), including the methodology used and the other considerations and assumptions underlying such valuation. Feedback from the SCH board of directors was solicited by SCH management who also responded to questions from members of SCH’s board of directors during the subsequent discussion of the directors. Process matters relating to ongoing due diligence review of Clover and its business operations, the drafting of the definitive transaction documentation, and expected timelines to signing, were also discussed.

On September 8, 2020, representatives of SCH, Credit Suisse, Orrick and Clover, including Mr. Garipalli and Mr. Toy, held a meeting via teleconference to discuss Clover’s management presentation and business overview.

On September 9, 2020 and September 10, 2020, representatives of Skadden, on behalf of SCH, held legal due diligence calls with representatives of Orrick and members of Clover’s management team, on behalf of Clover, covering Skadden’s initial legal due diligence questions and requests after an initial review of the materials provided in the data room. Representatives of KPMG LLP (“KPMG”) and of Woodruff-Sawyer & Co. (“Woodruff”) were subsequently engaged by SCH to perform tax and financial due diligence review and insurance due diligence review, respectively, of Clover and its business operations.

During the following three to four weeks until the date of the Merger Agreement, representatives of Skadden, KPMG and Woodruff, on behalf of SCH, and representatives of Orrick and Clover management, as applicable, on behalf of Clover, had additional conversations and e-mail exchanges regarding follow-up questions and requests arising from matters discussed on the legal due diligence call and other matters arising over the course of Skadden’s, KPMG’s and Woodruff’s respective review of Clover’s written responses to their initial and supplemental due diligence requests and of the other due diligence materials provided in the virtual data room or via e-mail, including pursuant to conference calls held among representatives of Skadden, Orrick, Clover management and Clover’s outside regulatory counsel, as applicable, on September 14, 2020, September 15, 2020, September 16, 2020, September 22, 2020 and September 25, 2020.

On September 9, 2020, representatives of Skadden, on behalf of SCH, e-mailed to representatives of Orrick, on behalf of Clover, an initial draft of the Merger Agreement based on the terms of the LOI, as updated by subsequent discussions, which contemplated, among other things, that SCH would domesticate as a Delaware corporation in connection with and as of immediately prior to the consummation of the Mergers. Certain matters, including with respect to transaction structure, mechanics relating to the treatment in the Mergers of certain of Clover’s outstanding securities (such as Clover’s preferred stock, warrants, convertible notes and other equity-linked securities), restrictions on the conduct of Clover’s business between signing and closing, obligations of the parties with respect to delivery of required approvals and preparation and submission of required filings, certain conditions to closing and termination rights of the parties, matters relating to the equity interests to be granted to Mr. Garipalli and Mr. Toy at closing, other arrangements with Clover officers and employees, if any, and certain other terms and conditions, the details of which were not fully addressed in the LOI, required additional negotiation by the parties.

On September 10, 2020, representatives of Skadden, on behalf of SCH, also e-mailed to representatives of Orrick, on behalf of Clover, an initial draft of a Sponsor Support Agreement, to be entered into by Clover, SCH, the Sponsor and each of SCH’s directors, pursuant to which, among other things, the Sponsor and the members of the SCH board of directors would agree to vote in favor of the Merger Agreement and the transactions contemplated thereby and waive their respective redemption rights in connection with the consummation of the business combination with respect to any ordinary shares held by them. Over the course of the following three to four weeks, the parties continued to negotiate the terms of the Sponsor Support Agreement, exchanging multiple drafts before an agreed final version of the Sponsor Support Agreement was executed by the parties thereto on October 5, 2020. See the section entitled “BCA Proposal— Related Agreements—Sponsor Support Agreement” for additional information.

On September 11, 2020, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, an initial draft of a Clover Holders Support Agreement, pursuant to which, among other things, certain large stockholders of Clover (collectively representing at least a majority of the outstanding voting power of Clover’s common stock and each series of Clover’s preferred stock on an as converted basis) would agree to execute and deliver a written consent with respect to the outstanding shares of Clover capital stock held by them, adopting the Merger Agreement and related agreements, approving the business combination and approving the Pre-Closing Restructuring, pursuant to the terms and subject to the conditions set forth therein.

Over the course of the following three to four weeks, the parties continued to negotiate the terms of the Clover Holders Support Agreement, exchanging multiple drafts before an agreed final version of the Clover Holders Support Agreement was executed by the parties thereto on October 5, 2020. See the section entitled “BCA Proposal— Related Agreements—Clover Holders Support Agreement” for additional information.

On September 11, 2020, Mr. Palihapitiya and Mr. Garipalli held a call to discuss the terms of the secondary repurchase and Clover’s management presentation.

On September 11, 2020, representatives of KPMG, on behalf of SCH, and representatives of Clover held meetings via teleconference to discuss certain financial, tax and compliance due diligence matters.

On September 15, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present (other than Mr. Garipalli), as well as representatives of Clover, Orrick, Wilson Sonsini Goodrich & Rosati (“WSGR”), in their capacity as counsel for Mr. Garipalli, and Radford, Clover’s compensation consultant (“Radford”). During this meeting, a representative of WSGR presented a proposed equity compensation package for Mr. Garipalli to the Clover board and the Clover board asked various questions. The representative of WSGR then left the meeting. Representatives of Radford then continued the discussion regarding the proposed equity compensation package for Mr. Garipalli by providing market comparable data and guidance.

On September 15, 2020, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, initial drafts of the form of the 2020 Plan, form of notice of stock option grant and stock option agreement, form of notice of restricted stock unit grant and restricted stock unit agreement and ESPP to be adopted by SCH in connection with the Business Combination, the terms of which the parties continued to negotiate over the course of following three weeks, exchanging multiple drafts prior to the execution of the Merger Agreement on October 5, 2020, to which the agreed forms of the 2020 Plan and ESPP were attached as exhibits. See the sections entitled “Incentive Equity Plan Proposal” and “ESPP Proposal” for additional information.

On September 16, 2020, representatives of Skadden, Orrick and WSGR held a meeting via teleconference to discuss matters relating to the high vote shares.

On September 16, 2020, representatives of KPMG, on behalf of SCH, and representatives of Clover held a meeting via teleconference to discuss certain tax due diligence matters.

On September 16, 2020, representatives of SCH and Clover held a call to further discuss the current status of negotiations and due diligence review.

On September 17, 2020, following additional discussion among the parties, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, a revised draft of the Merger Agreement, which contemplated the new high vote share structure discussed between the parties on September 16, 2020, whereby all existing Clover stockholders would be issued high vote shares in the public company in connection with the proposed transaction. This draft also included (i) certain changes limiting Clover’s obligations with respect to the operation of its business in the ordinary course between signing and closing, (ii) certain changes to the representations and warranties of Clover and SCH, (iii) certain changes to the registration of shares on the Form S-4 and (iv) an extension to the end date of the Merger Agreement in the event certain closing conditions were not satisfied.

From September 17, 2020 to October 2, 2020, representatives of KPMG, on behalf of SCH, and representatives of Clover held several meetings via teleconference to discuss certain financial and compliance due diligence matters.

On September 18, 2020, representatives of Skadden, on behalf of SCH, e-mailed to representatives of Orrick, on behalf of Clover, an initial draft form of Registration Rights Agreement based on the terms of the LOI, as updated by subsequent discussions, pursuant to which, among other things, SCH would agree to register for resale, pursuant to Rule 415 under the Securities Act, certain equity securities of the combined company that are held by the parties thereto from time to time, the terms of which the parties continued to negotiate over the course of the following month, exchanging multiple drafts thereof. The primary terms being discussed at such time related to, among other things, (i) which of the continuing Clover stockholders would be parties to the Registration Rights Agreement, (ii) the size requirements and other conditions of the demand rights thereunder and (iii) the terms and conditions of the lock-up provisions set forth therein. During this time and in connection with these negotiations, multiple drafts of the Registration Rights Agreement were exchanged prior to the execution of the Merger Agreement on October 5, 2020, to which the agreed form of Registration Rights Agreement was attached as an exhibit. See the section entitled “BCA Proposal—Related Agreements—Registration Rights Agreement” for additional information.

From September 18, 2020 to September 20, 2020, representatives of SCH and Clover management held several meetings via teleconference to discuss the investor presentation to be used in connection with the proposed transaction.

On September 20, 2020, representatives of Skadden, on behalf of SCH, e-mailed to representatives of Orrick, on behalf of Clover, a revised draft of the Merger Agreement, which included, among other things, (i) certain changes limiting Clover’s obligations with respect to the operation of its business in the ordinary course between signing and closing, (ii) certain changes to the representations and warranties of Clover and SCH and (iii) certain changes to the covenants of SCH and Clover.

On September 21, 2020, representatives of SCH and Clover held a meeting via teleconference to further discuss the Clover investor presentation and related financial projections.

On September 21, 2020, representatives of Skadden, on behalf of SCH, e-mailed to representatives of Orrick, on behalf of Clover, an initial draft form of Subscription Agreement to be entered into by all Third Party PIPE Investors, which reflected subsequent discussions between the parties following the date of the LOI, pursuant to which the Third Party PIPE Investors would agree to purchase shares of SCH ordinary shares at $10.00 per share, and each such purchase would be consummated substantially concurrently with the closing of the Mergers, subject to the terms and conditions set forth therein.

On September 22, 2020, following additional discussion between the parties, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, a revised draft of the form Subscription Agreement for the Third Party PIPE Investors, which were subsequently forwarded to representatives of Shearman & Sterling LLP (“Shearman”) who had been engaged to represent Credit Suisse in its capacity as a placement agent for the PIPE investment.

On September 22, 2020, representatives of SCH, Credit Suisse, Clover and Citi held a meeting via teleconference to discuss process relating to the outreach for potential investors.

On September 23, 2020, Mr. Palihapitiya and Mr. Garipalli held a call to discuss the Clover investor presentation and current status of negotiations and diligence review.

On September 23, 2020, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, a revised draft of the Merger Agreement, which contemplated an election of stock and/or cash as consideration for, and in connection with, the proposed business combination. This draft also included, among other things, (i) certain changes to the exchange procedures, (ii) certain changes limiting Clover’s obligations with respect to the operation of its business in the ordinary course between signing and closing and (iii) certain changes to the representations and warranties of Clover and SCH.

On September 23, 2020, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, initial drafts of the forms of certificate of incorporation and bylaws for the combined company to be adopted by SCH in connection with the consummation of the Business Combination, the terms of which the parties continued to negotiate, exchanging multiple drafts prior to the execution of the Merger Agreement on October 5, 2020, to which the agreed forms of Certificate of Incorporation and Bylaws were attached as exhibits. See the section entitled “Organizational Documents Proposals” for additional information.

On September 24, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present (other than Mr. Garipalli), as well as representatives of Orrick, Radford and Clover. During this meeting, with input from Orrick and Radford, the Clover board discussed a revised equity compensation package for Mr. Garipalli proposed by Radford. After discussion, the Clover board outlined a new equity compensation proposal for Mr. Garipalli and directed Radford to prepare the revised proposal.

On September 24, 2020, representatives of SCH and of Clover held a meeting via teleconference to further discuss the Clover investor presentation and related financial projections.

On September 24, 2020, following additional discussion between the parties, representatives of Skadden, on behalf of SCH, e-mailed to representatives of Orrick, on behalf of Clover, and Shearman, on behalf of Credit Suisse, a revised draft of the form Subscription Agreement for the Third Party PIPE Investors and an initial draft form of Subscription Agreement to be entered into by all Sponsor Related PIPE Investors, which forms were substantially identical except that the form of Subscription Agreement for the Third Party PIPE Investors directly provided for certain registration rights to be granted to such Third Party PIPE Investors, while the form of Subscription Agreement for the Sponsor Related PIPE Investors contemplated that such PIPE Investors would enter into the Registration Rights Agreement and be granted registration rights thereunder. The parties continued to negotiate the terms of the Subscription Agreements over the course of the following one to two weeks, exchanging multiple drafts thereof. The principal terms being negotiated during such time related to, among other things, the aggregate amount and allocation of the PIPE Investment between the two categories of anticipated PIPE Investors (comprised of the Sponsor Related PIPE Investors and the Third Party PIPE Investors) and the identity of the PIPE Investors constituting each category.

On September 24, 2020, following additional discussions among the parties, representatives of Skadden, on behalf of SCH, e-mailed to representatives of Orrick, on behalf of Clover, a revised draft of the Merger Agreement, and from September 24, 2020 through October 5, 2020, representatives of Skadden and Orrick continued to negotiate the terms of the Merger Agreement, exchanging multiple drafts thereof. The principal terms being negotiated during such time related to, among other things, (i) the amount of the available cash consideration, (ii) the conversion and election mechanics of the Clover common stock in connection with the Business Combination, (iii) the treatment of options and restricted stock awards, (iv) certain provisions related to the equity awards and plans, (v) certain provisions related to the PIPE Investment, (vi) the structure and terms of the Pre-Closing Restructuring and (vii) the registration of shares issued in connection with the Business Combination and the parties to the Registration Rights Agreement.

On September 24, 2020, SCH held a meeting of all of the members of the SCH board of directors via teleconference. Management and representatives of SCH and representatives of Skadden, KPMG and Credit Suisse were also in attendance. During the meeting, SCH management provided an update regarding the status of the potential business combination transaction involving SCH and Clover, including with the respect to the negotiation of definitive transaction agreements, SCH’s advisors’ ongoing or completed due diligence review, as applicable, the PIPE Investment process, and related matters, before soliciting questions from the directors and answering questions regarding the anticipated timeline to signing and closing and related matters.

On September 25, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present, as well as representatives of Orrick, Clover and Citi. During this meeting, members of the Clover management team, with input from Orrick and Citi, provided an update to the Clover board regarding the status of the potential business combination transaction involving SCH, including with the respect to the negotiation of definitive transaction agreements and the PIPE Investment process.

On September 25, 2020, representatives of SCH and of Clover held a meeting via teleconference to further discuss the Clover investor presentation and related financial projections.

On September 25, 2020, representatives of Skadden, on behalf of SCH, and representatives of Orrick, on behalf of Clover, held a meeting via teleconference to discuss the terms of the Merger Agreement, as reflected in the most recent draft circulated by representatives of Skadden.

Beginning on September 25, 2020, representatives of Credit Suisse, on behalf of SCH, in consultation with representatives of Citi, on behalf of Clover, began contacting a limited number of potential PIPE investors, each of whom agreed to maintain the confidentiality of the information received pursuant to customary non-disclosure agreements, to discuss Clover, the proposed business combination and the PIPE Investment and to determine such investors’ potential interest in participating in the PIPE Investment.

On September 26, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present (other than Mr. Garipalli and Andrew Toy), as well as representatives of Orrick, Radford and Clover. During this meeting, with input from Orrick and Radford, the Clover board discussed a further revised equity compensation package for Mr. Garipalli proposed by Radford. The Clover board, with input from Radford, also discussed an equity compensation package for Mr. Toy.

On September 26, 2020, representatives of SCH and of Clover held a meeting via teleconference to further discuss the Clover investor presentation and related financial projections.

On September 27, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present (other than Mr. Garipalli (initially) and Andrew Toy), as well as representatives of Orrick, Radford and Clover. During this meeting, with input from Orrick and Radford, the Clover board discussed the proposed terms of Mr. Garipalli’s proposed equity compensation package. Following discussion of Mr. Garipalli’s equity compensation package, Mr. Garipalli joined the Clover board meeting. The Clover board, with input from Radford, then also discussed Mr. Toy’s proposed equity compensation package.

Beginning on September 27, 2020 and throughout the week of September 28, 2020, representatives of SCH, Clover, Credit Suisse and Citi participated in various virtual meetings with prospective participants in the PIPE Investment. During this period of time, after a draft form of the Third Party Subscription Agreement had been provided to the prospective Third Party PIPE Investors, the terms of the forms of Subscription Agreements, including with respect to certain conditions to closing and the registration rights set forth in the third party form, among other terms and conditions, were further negotiated between the representatives of Skadden, Orrick and Shearman, on behalf of their respective clients, and on behalf of the PIPE Investors by their respective advisors, and multiple drafts of the Subscription Agreements were exchanged prior to the execution of the agreed forms of Sponsor Related and Third Party Subscription Agreements by the parties thereto as of October 5, 2020. See the section entitled “BCA Proposal—Related Agreements—Subscription Agreements” for additional information.

On September 29, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present, as well as representatives of Orrick, Clover, Citi and J.P. Morgan, in their capacity as financial advisor to Clover (“JPM”). During this meeting, the Clover board, with input from Citi and JPM, reviewed investor feedback regarding the potential business combination with SCH, as well as interest in the PIPE Investment.

On September 29, 2020, representatives of Skadden, on behalf of SCH, and representatives of Orrick, on behalf of Clover, held a meeting via teleconference to discuss the timeline with respect to the filing of the registration statement on Form S-4.

On September 30, 2020, the Clover board held its regular quarterly meeting via video teleconference in which the entire Clover board was present, as well as representatives of Orrick and Clover. During this meeting, members of the Clover management team, with input from representatives of Orrick, updated the Clover board on, among other things, the Clover business, latest financial results and projections, and regulatory and legal compliance. Mr. Toy then left the meeting and the Clover board proceeded to discuss Mr. Toy’s proposed equity compensation package. Mr. Garipalli then left the meeting and the Clover board proceeded to discuss Mr. Garipalli’s equity compensation package. Following these discussions, Mr. Garipalli rejoined the Clover board meeting and led a discussion regarding potential debt financing opportunities and the status of the search for potential new board members.

On September 30, 2020, representatives of Skadden, SCH, Orrick, Clover and Citi held a meeting via teleconference to discuss the investor presentations, the status of the various virtual meetings with prospective participants in the PIPE Investment, and the PIPE Investment process generally.

On September 30, 2020, representatives of Skadden, on behalf of SCH, and representatives of Orrick, on behalf of Clover, held a meeting via teleconference to discuss the terms of the Merger Agreement, as reflected in the most recent draft circulated by representatives of Orrick, and the Registration Rights Agreement, as reflected in the most recent draft circulated by representatives of Orrick.

On October 1, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present (other than Nathaniel Turner), as well as representatives of Orrick, Radford and Clover. During this meeting, with input from Orrick and Radford, the Clover board discussed the proposed terms of the 2020 Plan, ESPP and MIP to be adopted by SCH in connection with the proposed business combination.

On October 1, 2020, Mr. Palihapitiya and Mr. Garipalli held a call to discuss the terms of the lock-up with respect to existing Clover stockholders and the founder shares and a potential increase in the amount of the PIPE Investment.

On October 1, 2020, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, materials prepared by Radford supporting the proposed terms of the 2020 Plan, ESPP and MIP to be adopted by SCH in connection with the Business Combination, as well as the proposed terms of the Pre-Closing Founder Grants.

On October 2, 2020, SCH and Clover entered into a letter agreement extending the Exclusivity Period to October 9, 2020.

On October 2, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present, as well as representatives of Orrick, Clover, Citi and JPM. During this meeting, the Clover board, with input from Citi and JPM, reviewed additional investor feedback regarding the potential business combination with SCH, and interest in the PIPE Investment.

On October 2, 2020, representatives of Skadden, on behalf of SCH, and representatives of Orrick, on behalf of Clover, held a meeting via teleconference to discuss the terms of the Registration Rights Agreement and the provisions in the Merger Agreement related to the registration of shares.

On October 2, 2020, representatives of Skadden and SCH and representatives of Orrick and Clover held a meeting via teleconference to discuss the terms of the 2020 Plan, ESPP, MIP and Pre-Closing Founder Grants. The parties continued to negotiate the terms of the 2020 Plan, ESPP, MIP and Pre-Closing Founder Grants over the course of the following three days.

On October 3, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present (other than Mr. Turner), as well as representatives of Orrick, Radford and Clover. During this meeting, Radford reviewed for the Clover board the proposed terms for the ESPP and MIP to be adopted by SCH in connection with the proposed business combination. Mr. Garipalli and Mr. Toy then left the Clover board meeting and discussion ensued regarding their equity compensation packages. The Clover board then approved the equity compensation packages of Mr. Garipalli and Mr. Toy.

On October 3, 2020, final versions of the investor presentations to be used in connection with the PIPE Investment were uploaded to the virtual data room for prospective PIPE Investors that had been prepared for this purpose by Credit Suisse and Citi.

On October 3, 2020, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, an initial draft of the form of employment agreement to be entered into with certain Clover executives, the terms of which the parties continued to negotiate over the course of following two days, exchanging multiple drafts prior to the execution of the Merger Agreement on October 5, 2020, to which the agreed form was attached as an exhibit.

On October 3, 2020, representatives of Skadden and SCH and representatives of Orrick, on behalf of Clover, and Radford, Clover’s compensation consultant, held a meeting via teleconference to discuss the terms of the MIP, as well as the size of the pool for the 2020 Plan and ESPP.

On October 4, 2020, representatives of Orrick, on behalf of Clover, e-mailed to representatives of Skadden, on behalf of SCH, an initial draft of the form of MIP to be adopted by SCH in connection with the Business Combination and an initial draft of the relevant section of Clover’s disclosure letter relating to the Pre-Closing Founder Grants, the terms of which the parties continued to negotiate over the course of the day, exchanging multiple drafts prior to the execution of the Merger Agreement on October 5, 2020, to which the agreed form of the MIP was attached as an exhibit and delivered with the agreed final version of Clover’s disclosure letter. See the section entitled “Management Incentive Plan Proposal” for additional information.

On October 4, 2020, representatives of Skadden, on behalf of SCH, and representatives of Orrick, Clover and Clover’s outside regulatory counsel held a meeting via teleconference to discuss certain regulatory matters.

On October 4, 2020, the Clover board held a meeting via video teleconference in which the entire Clover board was present, as well as representatives of Orrick, Citi, JPM and Clover. During this meeting, Mr. Garipalli and other representatives of Clover, along with input from Orrick, provided an overview of the proposed business combination with SCH and updated the Clover board regarding the final negotiations of the terms of the proposed business combination, including the Merger Agreement and other definitive agreements, copies of which were provided to the Clover board in advance of the meeting. Citi and JPM also provided a presentation on certain financial matters related to the possible business combination. Following additional discussion of, among other things, (i) Clover’s prospects if it were to continue as an independent entity, including upon consummation of an initial public offering, (ii) possible alternatives to the proposed business combination transaction with SCH, (iii) the financial condition and historical and projected results of operations of Clover, (iv) the amount of consideration to be received by Clover stockholders, (v) the likelihood that and anticipated timing on which such business combination transaction with SCH would be consummated and (vi) the potential impact of the proposed business combination transaction on Clover’s members and employees, the independent members of the Clover board unanimously concluded, among other things, that the Merger Agreement and the proposed business combination as contemplated by the Merger Agreement are advisable to, fair to and in the best interests of Clover and its stockholders, and unanimously resolved, among other things, that the Merger Agreement, all related transaction agreements and the proposed business combination be approved .

On October 5, 2020, representatives of Skadden, on behalf of SCH, and representatives of Orrick, Clover and Clover’s outside regulatory counsel held a meeting via teleconference to further discuss certain regulatory matters.

After market close on October 5, 2020, SCH’s board of directors held a meeting via teleconference and representatives of Skadden and a representative of Maples joined the meeting. At the meeting, the senior management of SCH provided an overview of the proposed business combination with Clover as the proposed business combination target (including the rationale for the combined business) and updated SCH’s board of directors regarding the final negotiations of the terms of the proposed business combination. A representative of Maples gave a presentation to the SCH board of directors on the directors’ fiduciary duties under Cayman law. SCH’s board of directors, with the assistance of Skadden, discussed and reviewed the proposed business combination, including Clover as the proposed business combination target, the terms and conditions of the Merger Agreement and the key ancillary agreements (copies of all of which were provided to all of the members of the SCH board of directors in advance of the meeting), the potential benefits of, and risks relating to the proposed business combination and the reasons for entering into the Merger Agreement and the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination. See the section entitled “BCA Proposal—SCH’s Board of Directors Reasons for the Business Combination” for additional information related to the factors considered by SCH’s board of directors in approving the Business Combination. Following additional discussion on these and related matters, SCH’s board of directors unanimously determined, among other things, that the BCA Proposal is in the best interests of SCH and its shareholders and recommended that its shareholders vote “FOR” the proposal.

On October 5, 2020, Mr. Palihapitiya and Mr. Garipalli held a call to discuss certain outstanding matters with respect to the various transaction documents, including the terms of the lock-up, the end date of the Merger Agreement and certain regulatory matters.

On October 5, 2020, the parties finalized the transaction documents (or forms thereof) with respect to the proposed business combination based on the terms agreed upon by the parties and approved by their respective boards of directors, including the Clover Holders Support Agreement, the Sponsor Support Agreement, the Subscription Agreements with each of the PIPE Investors, and the Merger Agreement and the exhibits thereto.

On October 5, 2020, SCH, Clover and Merger Sub executed the Merger Agreement. Concurrent with the execution of the Merger Agreement, SCH also entered into the Clover Holders Support Agreement, the Sponsor Support Agreement and the Subscription Agreements, in each case, with the applicable other parties thereto. See “BCA Proposal—Related Agreements” for additional information.

On October 5, 2020, a news article was posted on the Bloomberg.com website stating that Clover and SCH were in the advanced stages of negotiating a potential business combination transaction and included anticipated timing of the announcement of the transaction.

On October 6, 2020, SCH and Clover issued a joint press release announcing the execution of the Merger Agreement, which SCH filed with a Current Report on Form 8-K along with two investor presentations prepared by members of SCH’s and Clover’s management team and used in connection with meetings with existing SCH shareholders and other persons regarding Clover and the Business Combination. SCH also filed with the Current Report on Form 8-K the executed Merger Agreement, the executed Clover Holders Support Agreement, the executed Sponsor Support Agreement and the form of Subscription Agreement that was executed by SCH and the Third Party PIPE Investors.

On October 15, 2020, upon discovery of Mr. Palihapitiya’s indirect economic interest in the potential transaction pursuant to his affiliation with an entity that had made a passive investment in Clover in 2015 in the amount of approximately $500,000, the SCH board of directors was promptly notified of such interest. See “BCA Proposal—Interests of SCH’s Directors and Officers in the Business Combination” for additional information. In response to this disclosure, the members of the SCH board of directors sent e-mails acknowledging receipt of such disclosure and confirming that they did not consider such interest to be material in light of the size of such interest.

SCH’s Board of Directors’ Reasons for the Business Combination

On October 5, 2020, the SCH board of directors (i) approved the Merger Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of SCH and its shareholders and (iii) recommended that SCH’s shareholders approve and adopt the Business Combination. In evaluating the Business Combination and making these determinations and this recommendation, the SCH board of directors consulted with SCH’s senior management and considered a number of factors.

The SCH board of directors and management also considered the general criteria and guidelines that SCH believed would be important in evaluating prospective target businesses as described in the prospectus for SCH’s initial public offering. The SCH board of directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, SCH stated that it intended to focus primarily on acquiring one or more businesses with the following criteria and guidelines in part:

(i)

are in the technology industry and can benefit from the extensive networks and insights SCH has built (SCH also expected to evaluate targets in related industries that can use technology to drive meaningful operational improvements and efficiency gains, or enhance their strategic positions by using technology solutions to differentiate offerings);

(ii)	are ready to operate in the scrutiny of public markets, with strong management, corporate governance and reporting policies in place;

(iii)	will likely be well received by public investors and are expected to have good access to the public capital markets;

(iv)

are at an inflection point, such as those requiring additional management expertise, innovation to develop new products or services, improvement of financial performance or growth through a business combination;

(v)	have significant embedded and/or underexploited expansion opportunities;

(vi)

exhibit unrecognized value or other characteristics that SCH believes have been misevaluated by the market based on SCH’s company-specific analysis and due diligence review (for a potential target company, this process will include, among other things, a review and analysis of the company’s capital structure, quality of earnings, potential for operational improvements, corporate governance, customers, material contracts, and industry background and trends); and

(vii)

will offer attractive risk-adjusted equity returns for our shareholders. Financial returns will be evaluated based on (1) the potential for organic growth in cash flows, (2) the ability to accelerate growth, including through the opportunity for follow-on acquisitions and (3) the prospects for creating value through other value creation initiatives. Potential upside from growth in the target business’ earnings and an improved capital structure will be weighed against any identified downside risks.

In considering the Business Combination, the SCH board of directors determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

SCH’s board of directors considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, SCH’s board of directors as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of SCH’s board of directors may have given different weight to different factors. This explanation of SCH’s reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

In particular, the SCH board of directors considered the following factors:

•	Clover and the Business Combination. The SCH board of directors considered the following factors related to Clover and the Business Combination:

a.

Clover’s Large and Growing Market. The Medicare Advantage market is ripe for disruption due to a number of factors. It is the largest, undisrupted market in U.S. healthcare, worth approximately $270 billion in 2019 and expected to grow to $590 billion by 2025. Approximately 10,000 new people turn 65 every day and Medicare Advantage penetration is anticipated to rise from 36% in 2020 to 50% in 2025. U.S. healthcare currently faces widespread misaligned incentives and siloed and inactionable health data. As a Medicare Advantage insurer, the SCH board of directors believes that Clover can leverage the data stack, offer an opportunity for economic alignment and create a consumer driven marketplace with better health outcomes for members. Moreover, the Direct Contracting program, which is scheduled to begin in April 2021 for a period of at least five years and provides for payment incentives similar to those in Medicare Advantage for physician practices and other organizations serving Original Medicare beneficiaries, further expands Clover’s addressable market to include the Original Medicare market, which is expected to be worth $660 billion by 2025.

b.

Clover’s Superior Consumer Plans and Growing Customer Base. The SCH board of directors believes that Clover provides a fundamentally different approach to insurance, offering highly-affordable, best-in-class plans that combine wide access to healthcare and supplemental benefits with low out-of-pocket expenses. Clover designs its plans to provide the access of a PPO at lower than HMO costs. Most of its members are enrolled in plans that offer the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets while also providing peace of mind with wide network access and with the same in-and out-of-network costs for physician visits. For example, based on a company analysis that assumes a lifetime of seven years on Medicare, Clover estimates that its highest enrolled plan offers a 17% average lifetime cost savings compared to the highest enrolled MA competitor plan in Clover’s five largest markets. Likewise, based on a similar company analysis, Clover estimates that its highest enrolled plan offers a 41% average lifetime cost savings compared to Original Medicare, taking into account the Kaiser Family Foundation’s reported average Original Medicare enrollee’s out-of-pocket spending on medical and long-term care services in 2016. The SCH board of directors believes that Clover’s best-in-class plans will continue to deliver market-leading growth, allowing Clover Assistant to capture and synthesize more data and ultimately drive better care.

c.

Clover’s Software Product Drives Better Care and a Virtuous Cycle. In a partnership with physicians, Clover’s software product, Clover Assistant, aggregates millions of relevant health data points per day—including, among others, claims data, medical charts, medication data, diagnostics data and EHR-generated data—and uses machine learning to synthesize that data with member-specific information. This provides physicians with actionable and personalized insights at the point of care to ultimately improve care for members. Physicians who use Clover Assistant to manage their patients have experienced lower costs, less waste and better patient outcomes. The SCH board of directors believes that Clover Assistant enables a virtuous growth cycle, whereby improved health outcomes and other factors lead to superior economics that Clover shares with members through lower costs and benefits. The Clover Assistant allows Clover to generate positive margins while maintaining significant growth—over the past three annually recurring election periods, Clover has grown its membership at a 27% CAGR, with Clover’s growth reaching 34% in the 2020 annual enrollment period. In addition, the Clover Assistant is differentiated by its flexible product architecture, which allows Clover to quickly scale its technology platform across geographies, healthcare delivery systems and provider IT infrastructures. For example, during the COVID-19 pandemic, Clover was able to rapidly build and deploy telehealth support using the Clover Assistant.

d.

Clover’s Rapid Growth and Expansive Future Opportunities. Today, Clover has the highest membership growth rate among Medicare Advantage plans in the United States with over 50,000 members and, as of September 30, 2020, serves more than 57,000 members in 34 counties across seven states. Clover’s membership growth has largely been driven by its nation-leading established market take rate, which has averaged more than 50% over the past three years in its established markets, or markets with over 500 members as of the end of the prior year. Further, the SCH board of directors believes that Clover’s software-centric approach enables efficient expansion into new markets, including to traditionally underserved markets. Clover is launching in an additional 74 counties and an eighth state in 2021 and recently announced a new partnership with Walmart to make co-branded Clover-Walmart plans available in eight Georgia counties that represented over 370,000 Medicare eligible beneficiaries in 2019.

e.

Experienced and Proven Management Team. The SCH board of directors believes that Clover’s management team has extensive experience in key aspects of the health insurance, technology, finance and healthcare industries. Clover’s management team is led by its co-Founder and Chief Executive Officer, Vivek Garipalli, who previously founded CarePoint Health, and also includes former officers, managers, or professionals of Google, CareMore Health Plan, McKesson, Mesirow Financial, UnitedHealth Group, ComplexCare Solutions, the United State Department of Health and Human Services, Cigna, the United States Department of Justice, Humana, Divide, Yale School of Medicine, UCSF School of Medicine, Bristol Meyers Squibb, Gorman Health Group, Microsoft and Healthcare Interactive. The SCH board of directors believes that under their leadership, Clover has built a technology and healthcare company that offers consumers the proposition of better outcomes and lower costs and has resulted in strong growth. The SCH board of directors expects that Clover’s executives will continue with the combined company following the Business Combination. For additional information regarding Clover Health’s executive officers, see the section entitled “Management of Clover Health. Following the Business Combination—Executive Officers.”

f.

Attractive Entry Valuation. Clover Health will have an anticipated initial pre-transaction enterprise value of $3.702 billion (excluding unrestricted cash and marketable securities on Clover’s balance sheet as of June 30, 2020 and the proceeds from the proposed transaction), implying a 4.2x multiple of 2021 projected revenue and a 2.1x multiple of 2023 projected revenue. After the completion of the Business Combination, the majority of the net cash from SCH’s trust account and the PIPE Investment (including after the payment of the Cash Consideration) is expected to be held on Clover Health’s balance sheet to fund operations and support continued growth into new products and geographical markets.

•

Best Available Opportunity. The SCH board of directors determined, after a thorough review of other business combination opportunities reasonably available to SCH, that the proposed Business Combination represents the best potential business combination for SCH based upon the process utilized to evaluate and assess other potential acquisition targets, and the SCH board of directors’ belief that such processes had not presented a better alternative.

•

Continued Ownership By Sellers. The SCH board of directors considered that Clover’s existing equityholders would be receiving a significant amount of Clover Health’s common stock in the proposed Business Combination and that Mr. Garipalli and the holders of the Convertible Securities are “rolling over” their existing equity interests of Clover into equity interests in Clover Health. The existing Clover shareholders are expected to hold approximately 67.6% of the pro forma ownership of the combined company after Closing, assuming (i) none of SCH’s current public shareholders exercise their redemption rights in connection with the Business Combination, (ii) (a) the vesting of all shares of Clover Health Class B common stock received in respect of the Clover Health Restricted Stock Awards, (b) the vesting and net-exercise of all Clover Health Options for shares of Clover Health Class B common stock, (c) the vesting of all Clover Health RSUs and the issuance of shares of Clover Health Class B common stock in respect thereof (other than the restricted stock units to be issued at the closing of the Business Combination to certain members of Clover management under the MIP as described in the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus) and (d) the issuance of shares of Clover Health Class B common stock as the Stock Consideration pursuant to the Merger Agreement, which, in the case of all shares described in clauses (a)-(d) hereof, in the aggregate equal 300,000,000 shares of Clover Health Class B common stock, and (iii) Clover Health issues 40,000,000 shares of Clover Health Class A common stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership retained by Clover’s existing shareholders in the combined company will be different.

Further, a majority of the proceeds to be delivered to the combined company in connection with the Business Combination (including from SCH’s trust account and from the PIPE Investment), are expected to remain on the balance sheet of the combined company after Closing in order to fund Clover’s existing operations and support new and existing growth initiatives. The SCH board of directors considered this as a strong sign of confidence in Clover Health following the Business Combination and the benefits to be realized as a result of the Business Combination.

•

Investment by Third Parties. The SCH board of directors considered that certain third parties, including top-tier institutional investors, are also investing an additional $245 million in the combined company, in each case, pursuant to their participation in the PIPE Investment. The SCH board of directors considered this another strong sign of confidence in Clover Health following the Business Combination and the benefits to be realized as a result of the Business Combination.

•

Results of Due Diligence. The SCH board of directors considered the scope of the due diligence investigation conducted by SCH’s senior management and outside advisors and evaluated the results thereof and information available to it related to Clover, including:

a.	extensive virtual meetings and calls with Clover’s management team regarding its operations, projections and the proposed transaction; and

b.

review of materials related to Clover and its business, made available by Clover, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, healthcare matters and other regulatory and compliance matters and other legal and business diligence.

•

Terms of the Merger Agreement. The SCH board of directors reviewed and considered the terms of the Merger Agreement and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements under the circumstances described therein. See the section entitled “BCA Proposal” for detailed discussions of the terms and conditions of these agreements.

•

The Role of the Independent Directors. In connection with the Business Combination, SCH’s independent directors, Jacqueline D. Reses and Dr. James Ryans, evaluated the proposed terms of the Business Combination, including the Merger Agreement and the related agreements, and unanimously approved, as members of the SCH board of directors, the Merger Agreement and the related agreement and the transactions contemplated thereby, including the Business Combination.

The SCH board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•

Potential Inability to Complete the Mergers. The SCH board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to SCH if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing, including due to closing conditions primarily outside of the control of the parties to the transaction (such as the need for shareholder approval and antitrust and any other applicable regulatory approval). The Merger Agreement and the Sponsor Support Agreement each also include exclusivity provisions that prohibit SCH, the Sponsor and certain of their respective affiliates from soliciting other business combination proposals on behalf of SCH, which restricts SCH’s ability to consider other potential business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.

In addition, the SCH board of directors considered the risk that the current public shareholders of SCH would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to Clover Health following the consummation of the Business Combination and potentially requiring Clover to waive certain conditions under the Merger Agreement in order for the Business Combination to be consummated. The consummation of the Mergers is conditioned upon satisfaction of the Minimum Cash Condition, which is for the sole benefit of Clover. As of September 30, 2020, without giving effect to any future redemptions that may occur, the trust account had approximately $828 million in cash. In September 2020, SCH invested the cash held in the trust account in U.S. Treasury securities and money market funds. Further, the SCH board of directors considered the risk that current public shareholders would exercise their redemption rights is mitigated because Clover will be acquired at an attractive aggregate purchase price.

•

Clover’s Business Risks. The SCH board of directors considered that SCH shareholders would be subject to the execution risks associated with Clover Health if they retained their public shares following the Closing, which were different from the risks related to holding public shares of SCH prior to the Closing. In this regard, the SCH board of directors considered that there were risks associated with successful implementation of Clover Health’s long-term business plan and strategy and Clover Health realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control, such as new regulatory requirements or changes to existing regulatory requirements in the insurance and healthcare industry, and the potential negative impact of the COVID-19 pandemic and related macroeconomic uncertainty. The SCH board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that SCH shareholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”

Post-Business Combination Corporate Governance. The SCH board of directors considered the corporate governance provisions of the Merger Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of the Company following the Closing. In particular, the SCH board of directors considered the issuance of the Clover Health Class B common stock, which will be entitled to cast 10 votes per share on each matter properly submitted to Clover Health stockholders entitled to vote, and the impact on the future governance of Clover Health. Given that the existing equityholders of Clover will collectively control shares representing a majority of Clover Health’s total outstanding shares of common stock upon completion of the Business Combination, and that the board of directors of Clover Health will be classified following the Closing pursuant to the terms of the Proposed Organizational Documents, the existing equityholders of Clover may be able to elect future directors and make other decisions (including approving certain transactions involving Clover Health and other corporate actions) without the consent or approval of any of SCH’s current shareholders, directors or management team. See the section entitled “Organizational Documents Proposals” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.

•

Limitations of Review. The SCH board of directors considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the price SCH is paying to acquire Clover is fair to SCH or its shareholders from a financial point of view. In addition, the SCH senior management and SCH’s outside counsel reviewed only certain materials in connection with their due diligence review of Clover. Accordingly, the SCH board of directors considered that SCH may not have properly valued such business.

•

No Survival of Remedies for Breach of Representations, Warranties or Covenants of Clover. The SCH board of directors considered that the terms of the Merger Agreement provide that SCH will not have any surviving remedies against Clover or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the representations, warranties or covenants of Clover set forth in the Merger Agreement. As a result, SCH shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Clover prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The SCH board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of Clover will be, collectively, the majority equityholders in Clover Health.

•

Litigation. The SCH board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The SCH board of directors considered the fees and expenses associated with completing the Business Combination.

•

Diversion of Management. The SCH board of directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Clover’s business.

In addition to considering the factors described above, the SCH board of directors also considered that:

•

Interests of SCH’s Directors and Executive Officers. SCH’s directors and executive officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of SCH’s shareholders, as described in the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination.” However, SCH’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for SCH’s initial public offering and are included in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by SCH with any other target business or businesses, and (iii) a significant portion of the consideration to SCH’s directors and executive officers was structured to be realized based on the future performance of Clover Health’s common stock. In addition, SCH’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in unanimously approving, as members of the SCH board of directors, the Merger Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

Based on its review of the forgoing considerations, the SCH board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects SCH shareholders will receive as a result of the Business Combination. The SCH board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the SCH board of directors is not intended to be exhaustive but includes the material factors considered by the SCH board of directors. In view of the complexity and wide variety of factors considered by the SCH board of directors in connection with its evaluation of the Business Combination, the SCH board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the SCH board of directors may have given different weight to different factors. The SCH board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the SCH board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Projected Financial Information

Clover provided SCH with its internally prepared projections for the years ended December 31, 2020 through 2023. The prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Clover does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Clover prepared the financial projections set forth below to present key elements of the forecasts provided to SCH. These financial projections were prepared solely for internal use, capital budgeting and other management purposes, and are therefore subjective in many respects and susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third party use, including by investors or holders. In the view of Clover’s management, the financial projections were prepared on a reasonable basis reflecting management’s currently available estimates and judgments.

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Clover and SCH included in this proxy statement/prospectus and in SCH’s other filings with the SEC. The projections reflect the consistent application of accounting policies of Clover and should be read in conjunction with the accounting policies included in Note 2 accompanying the audited consolidated financial statements of Clover included elsewhere in this proxy statement/prospectus. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the projections in making a decision regarding the Business Combination, as the projections may be materially different than actual results.

The financial projections reflect numerous estimates and assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other future events and factors, as well as matters specific to Clover’s business, all of which are difficult to predict and many of which are beyond Clover’s and SCH’s control.

The projections are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, as well as, among other things, matters related specifically to the recent operational performance and anticipated development of Clover’s business, many of which are beyond Clover’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors”, “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statement Regarding Forward-Looking Statements.” While all projections are necessarily speculative, because the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year and should be read in that context. There will be differences between actual and projected financial results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the financial projections in this proxy statement/prospectus should not be regarded as an indication that Clover, SCH, their respective board of directors, or any of their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the BCA Proposal.

The financial projections were requested by, and disclosed to, SCH for use as a component in its overall evaluation of Clover, and are included in this proxy statement/prospectus on that account. Clover has not warranted the accuracy, reliability, appropriateness or completeness of the financial projections to anyone, including SCH. None of Clover, SCH or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any person regarding the ultimate performance of Clover compared to the information contained in the financial projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect the circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the financial projections should not be looked at as “guidance” of any sort. Clover and SCH will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.

Certain of the measures included in the financial projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Clover may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, Clover has not provided a reconciliation of the financial measures included in the financial projections to the relevant GAAP financial measures.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Clover’s independent registered accounting firm, SCH’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Nonetheless, a summary of the financial projections is provided in this proxy statement/prospectus because they were made available to SCH and our board of directors in connection with their review of the proposed transaction.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR CLOVER, SCH UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The key elements of the projections provided by management of Clover to SCH are summarized in the table below:

	Year ended December 31,
($ in millions)	2020E	2021E	2022E	2023E
Total revenues	$671	$880	$1,219	$1,723
Gross profit(1)	$121	$102	$178	$281
Adjusted EBITDA(2)	$(43)	$(82)	$(31)	$16
Medical care ratio, gross(3)	82.9%	89.3%	85.7%	84.0%

(1)	Gross profit is calculated as total revenues less total net medical expenses incurred.
(2)

Adjusted EBITDA is calculated as EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), adjusted to exclude certain unusual or non-recurring items, certain non-cash items and other items that are not indicative of ongoing operations (including stock-based compensation expenses, change in fair value of warrants expense, losses (gains) on derivatives, restructuring costs and health insurance industry fees). See the section entitled “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Performance Measures—Adjusted EBITDA and EBITDA Margin” in this proxy statement/prospectus for more information about this metric.

(3)

Medical care ratio, gross is calculated by dividing total net medical expenses incurred by premiums earned, gross. See the section entitled “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Performance Measures—Medical Care Ratio, Gross and Net” in this proxy statement/prospectus for more information about this metric.

Projected revenue includes the gross total of Clover’s Medicare Advantage premiums, which reflect the capitated payments that the Centers for Medicare & Medicaid Services makes to Clover on a per-member-per-month basis, and any investment and other income that Clover earns. The projections assume 56,707, 73,477, 99,194 and 138,871 average number of Medicare Advantage members in 2020, 2021, 2022 and 2023, respectively.

Projected gross profit and medical care ratio, gross account for the medical claims expenses that Clover incurs. Other operational expenses primarily include research and development costs, technology costs, salaries and benefits, advertising and marketing costs, membership-driven administrative costs, and other general and administrative expenses. Membership-driven administrative costs consist of enrollment-related costs, broker commissions and call center expenses.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements that any business acquired by SCH have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Clover generally used to approve the transaction, the SCH board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-

length, were fair to and in the best interests of SCH and its shareholders and appropriately reflected Clover’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. SCH’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Clover met this requirement.

Interests of SCH’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of SCH’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and SCH’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of SCH shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

Prior to SCH’s initial public offering, the Sponsor purchased 17,250,000 SCH Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.0001 per share, and transferred 100,000 of such shares to each of Ms. Reses and Dr. Ryans at their original per-share purchase price, and SCH later effected a share capitalization increasing the total number of SCH Class B ordinary shares issued and outstanding from 17,250,000 to 20,700,000 in order to maintain the number of SCH Class B ordinary shares at 20% of the aggregate number of SCH’s issued and outstanding ordinary shares upon the consummation of SCH’s initial public offering. If SCH does not consummate a business combination by April 24, 2022 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 20,700,000 SCH Class B ordinary shares collectively owned by the Sponsor and two members of SCH’s board of directors (Jacqueline D. Reses and Dr. James Ryans) would be worthless because following the redemption of the public shares, SCH would likely have few, if any, net assets and because the Sponsor and SCH’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any SCH Class A ordinary shares and SCH Class B ordinary shares held by it or them, as applicable, if SCH fails to complete a business combination within the required period. Additionally, in such event, the 10,933,333 private placement warrants purchased by the Sponsor simultaneously with the consummation of SCH’s initial public offering for an aggregate purchase price of $16.4 million, will also expire worthless. Certain of SCH’s directors and executive officers, including Chamath Palihapitiya and Ian Osborne, also have a direct or indirect economic interest in such private placement warrants and in the 20,500,000 SCH Class B ordinary shares owned by the Sponsor. The 20,700,000 shares of Clover Health Class A common stock into which the 20,700,000 SCH Class B ordinary shares collectively held by the Sponsor, Dr. Ryans and Ms. Reses, will automatically convert in connection with the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $207 million based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of Clover Health Class A common stock will be subject to certain restrictions, including those described above, SCH believes such shares have less value. The 10,933,333 Clover Health warrants into which the 10,933,333 private placement warrants held by the Sponsor will automatically convert in connection with the Mergers (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of $16.9 million based upon the closing price of $1.55 per public warrant on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus.

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The Sponsor (including its representatives and affiliates) and SCH’s directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to SCH. For example, Mr. Palihapitiya and Mr. Osborne, each of whom serves as an officer and director of SCH and may be considered an affiliate of the Sponsor, have also recently incorporated Social Capital Hedosophia Holdings Corp. II (“IPOB”), Social Capital Hedosophia Holdings Corp. IV (“IPOD”), Social Capital Hedosophia Holdings Corp. V (“IPOE”), and Social Capital Hedosophia Holdings Corp. VI (“IPOF”), all of which are blank check companies incorporated as a Cayman Islands exempted companies for the purpose of effecting their respective initial business combinations. Mr. Palihapitiya is the Chief Executive Officer and Chairman of the Board of Directors of IPOB, IPOD, IPOE and IPOF, Mr. Osborne is the President and a director of IPOB, IPOD, IPOE and IPOF, and each of our other officers is also an officer of IPOB, IPOD, IPOE and IPOF and owe fiduciary duties under Cayman Islands Companies Law to IPOB, IPOD, IPOE and IPOF. The Sponsor and SCH’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to SCH completing its initial business combination. Moreover, certain of SCH’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. SCH’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to SCH, and the other entities to which they owe certain fiduciary or contractual duties, including IPOB, IPOD, IPOE and IPOF. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in SCH’s favor and such potential business opportunities may be presented to other entities prior to their presentation to SCH, subject to applicable fiduciary duties under Cayman Islands Companies Law. SCH’s Cayman Constitutional Documents provide that SCH renounces its interest in any corporate opportunity offered to any director or officer of SCH unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of SCH and it is an opportunity that SCH is able to complete on a reasonable basis.

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Mr. Palihapitiya has an indirect economic interest in the Business Combination pursuant to his affiliation with (i) an entity that had made a passive investment in Clover in 2015 in the amount of approximately $500,000 and therefore holds a beneficial interest in shares of Clover Capital Stock that will be exchanged for the right to receive shares of Clover Health Class B common stock in the Mergers, pursuant to the terms of the Merger Agreement, such estimated 209,426 shares of Clover Health Class B common stock (assuming the “no redemption” scenario set forth in the section entitled “Beneficial Ownership of Securities”) or 305,217 shares of Clover Health Class B common stock (assuming the “redemption” scenario set forth in the section entitled “Beneficial Ownership of Securities”) into which the 147,697 shares of Clover common stock held by this entity (after giving effect to the Pre-Closing Restructuring) will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $2.1 million or $3.1 million, respectively, based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus, and (ii) an entity that will receive 10,000,000 shares of Clover Health Class A common stock pursuant to its participation in the PIPE Investment as a Sponsor Related PIPE Investor in connection with the Business Combination, such shares, if unrestricted and freely tradable, would have had an aggregate market value of $100 million based upon the closing price of $10.00 per public share on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus. Furthermore, as noted above, Mr. Palihapitiya holds an indirect interest in the Sponsor, and therefore the 20,500,000 SCH Class B ordinary shares and the 10,933,333 private placement warrants held by the Sponsor, which if unrestricted and freely tradable, would have had, in the aggregate, a market value of $221.9 million based upon the closing price of $10.00 per public share and $1.55 per public warrant, respectively, on the NYSE on November 17, 2020, the most recent practicable date prior to the date of this proxy statement/prospectus.

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SCH’s existing directors and officers will be eligible for continued indemnification and continued coverage under SCH’s directors’ and officers’ liability insurance after the Mergers and pursuant to the Merger Agreement.

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The Sponsor Related PIPE Investors have subscribed for $155,000,000 of the PIPE Investment, for which they will receive up to 15,500,000 shares of Clover Health Class A common stock. See the section entitled “Certain Relationships and Related Person Transactions—Subscription Agreements”.

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In the event that SCH fails to consummate a business combination within the prescribed time frame (pursuant to the Cayman Constitutional Documents), or upon the exercise of a redemption right in connection with the Business Combination, SCH will be required to provide for payment of claims of creditors that were not waived that may be brought against SCH within the ten years following such redemption. In order to protect the amounts held in SCH’s trust account, the Sponsor has agreed that it will be liable to SCH if and to the extent any claims by a third party (other than SCH’s independent auditors) for services rendered or products sold to SCH, or a prospective target business with which SCH has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of SCH’s initial public offering against certain liabilities, including liabilities under the Securities Act.

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In connection with SCH’s initial public offering, the underwriters of SCH’s initial public offering agreed to reimburse SCH for amounts paid by SCH to Connaught (UK) Limited for financial advisory services in an amount equal to 10% of the discount paid to the underwriters, of which $1,440,000 was paid at the closing of SCH’s initial public offering and up to $2,898,000 will be payable at the time of the closing of SCH’s initial Business Combination. Connaught (UK) Limited is an affiliate of SCH, the Sponsor and certain of SCH’s directors and officers.

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A party related to our Sponsor has advanced funds to us for working capital purposes, including $0.8 million as of October 19, 2020. These outstanding advances have been documented in a promissory note, dated as of October 19, 2020 (the “Promissory Note”), issued by SCH to the Sponsor, pursuant to which SCH may borrow up to $2.5 million from the Sponsor (including those amounts which are currently outstanding). The Promissory Note is non-interest bearing, unsecured and due and payable in full on the earlier of April 24, 2022 and the date SCH consummates its initial business combination. If we do not complete our initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay such advances and any other working capital advances made to us, but no proceeds held in the trust account would be used to repay such advances and any other working capital advances made to us, and such related party may not be able to recover the value it has loaned us and any other working capital advances it may make.

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SCH’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SCH’s behalf, such as identifying and investigating possible business targets and business combinations. However, if SCH fails to consummate a business combination by April 24, 2022, they will not have any claim against the trust account for reimbursement. SCH’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $7.5 million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account). Accordingly, SCH may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

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Pursuant to the Registration Rights Agreement, the Sponsor, the Sponsor Related PIPE Investors and SCH’s independent directors will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Clover Health Class A common stock and warrants held by such parties following the consummation of the Business Combination.

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The Proposed Certificate of Incorporation will not contain a provision expressly electing that Clover Health will not be governed by Section 203 (Delaware’s “interested stockholder” statute) of the DGCL, and therefore, Clover Health will be subject to Section 203 of the DGCL.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and all of SCH’s directors have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20.0% of the issued and outstanding ordinary shares of SCH.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Clover or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent

Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Clover or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (x) increase the likelihood of approving the Condition Precedent Proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on our common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. SCH will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, SCH will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Clover issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Clover.

Clover has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:

•	Clover Stockholders will have the largest voting interest in the post-combination company;

•	The board of directors of the post-combination company will have members, and Clover will have the ability to nominate the majority of the members of the board of directors;

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Clover management will hold executive management roles (including Chief Executive Officer, Chief Financial Officer, and Chief Technology Officer, among others) for the post-combination company and be responsible for the day-to-day operations;

•	The post-combination company will assume the Clover name; and

•	The intended strategy of the post-combination entity will continue Clover’s current strategy of being a leader in the Medicare Advantage industry.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 19, 2020, SCH and Clover filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. On November 3, 2020, both SCH and Clover received notice that early termination had been granted.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. SCH cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, SCH cannot assure you as to its result.

Neither SCH nor Clover is aware of any material regulatory approvals or actions required by regulatory authorities for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions is required, such approvals or actions will be sought. There can be no assurance, however, that any approvals or actions, including any such additional approvals or actions, will be obtained.

Vote Required for Approval

The approval of the BCA Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the BCA Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s entry into the Merger Agreement, dated as of October 5, 2020 (the “Merger Agreement”), by and among SCH, Asclepius Merger Sub Inc. (“Merger Sub”), a Delaware corporation and subsidiary of SCH, and Clover Health Investments, Corp. (“Clover”), a Delaware corporation, a copy of which is attached to the proxy statement/prospectus as Annex A, pursuant to which, among other things, following the Domestication of SCH to Delaware as described below, (i) the merger of Merger Sub with and into Clover (the “First Merger”), with Clover surviving the Merger as a wholly owned subsidiary of Clover Health, and (ii) the merger of Clover with and into SCH (the “Second Merger”), with SCH surviving the Second Merger, in accordance with the terms and subject to the conditions of the Merger Agreement, be approved, ratified and confirmed in all respects.”

Recommendation of SCH’s Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the BCA Proposal is approved, then SCH is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Mergers. If, however, the Domestication Proposal is approved, but the BCA Proposal is not approved, then neither the Domestication nor the Mergers will be consummated.

As a condition to Closing the Mergers, the board of directors of SCH has unanimously approved a change of SCH’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. In accordance with SCH’s Plan of Domestication (included as an exhibit to the registration statement of which this proxy statement/prospectus is a part), to effect the Domestication, SCH will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which SCH will be domesticated and continue as a Delaware corporation.

As a result of and upon the effective time of the Domestication, (1) each of the then issued and outstanding SCH Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock, (2) each of the then issued and outstanding SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock, (3) each then issued and outstanding SCH warrant will convert automatically into a Clover Health warrant, pursuant to the Warrant Agreement and (4) each of the then issued and outstanding units of SCH that have not been previously separated into the underlying SCH Class A ordinary shares and underlying SCH warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Clover Health Class A common stock and one-third of one Clover Health warrant.

The Domestication Proposal, if approved, will approve a change of SCH’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while SCH is currently governed by the Cayman Islands Companies Law, upon the Domestication, Clover Health will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under the section entitled “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then SCH will also ask its shareholders to approve the Organizational Documents Proposals (discussed below), which, if approved, will replace SCH’s current memorandum and articles of association under the Cayman Islands Companies Law with a new certificate of incorporation and bylaws of Clover Health under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Cayman Constitutional Documents and we encourage shareholders to carefully consult the information set out below under the section entitled “Organizational Documents Proposals,” the Cayman Constitutional Documents of SCH, attached hereto as Annex I and the Proposed Organizational Documents of Clover Health, attached hereto as Annex J and Annex K.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, our board of directors believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation.

The board of directors of SCH believes that there are several reasons why a reincorporation in Delaware is in the best interests of SCH and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

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Prominence, Predictability, and Flexibility of Delaware Law. For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

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Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to Clover Health, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Clover Health’s stockholders from possible abuses by directors and officers.

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Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. Clover Health’s incorporation in Delaware may make Clover Health more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable Clover Health to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of SCH as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Clover Health immediately following the Domestication will be the same as those of SCH immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Domestication Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Company be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of the Company (as amended) and be registered by way of continuation as a corporation in the State of Delaware.”

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Domestication Proposal is approved and the Business Combination is to be consummated, SCH will replace the current amended and restated memorandum of association of SCH under the Cayman Islands Companies Law (the “Existing Memorandum”) and the current articles of association of SCH (as may be amended from time to time) (the “Existing Articles” and, together with the Existing Memorandum, the “Cayman Constitutional Documents”), in each case, under the Cayman Islands Companies Law, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of Clover Health, in each case, under the DGCL.

SCH’s shareholders are asked to consider and vote upon and to approve by special resolution five separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the BCA Proposal. Therefore, if the BCA Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.

The Proposed Organizational Documents differ materially from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Existing Memorandum and the Existing Articles and the Proposed Certificate of Incorporation and Proposed Bylaws for Clover Health This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of SCH, attached to this proxy statement/prospectus as Annex I, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex J and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex K. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Cayman Constitutional Documents are governed by the Cayman Islands Companies Law and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Cayman Constitutional Documents authorize 555,000,000 shares, consisting of 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares.	The Proposed Organizational Documents authorize shares, consisting of shares of Clover Health Class A common stock, shares of Clover Health Class B common stock and shares of Clover Health preferred stock.

	See paragraph 5 of the Existing Memorandum.	See Article Fourth, subsection (2) of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without Stockholder Consent(Organizational Documents Proposal B)	The Cayman Constitutional Documents authorize the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by SCH’s board of directors. Accordingly, SCH’s	The Proposed Organizational Documents authorize the Board to issue all or any shares of preferred stock in one or more series and to fix for each such series such designation, vesting, powers (including voting powers),

	The Cayman Constitutional Documents	The Proposed Organizational Documents
	board of directors is empowered under the Cayman Constitutional Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares (except to the extent it may affect the ability of SCH to carry out a conversion of SCH Class B ordinary shares on the Closing Date, as contemplated by the Existing Articles).	preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof), as the Board may determine.

	See paragraph 5 of the Existing Memorandum and Articles 3 and 17 of the Existing Articles.	See Article Fourth, subsection (1) of the Proposed Certificate of Incorporation.

Dual Class (Organizational Documents Proposal C)	The Current Charter provides that the holders of each share of common stock of SCH is entitled to one vote for each share on each matter properly submitted to the stockholders entitled to vote.	The Proposed Charter provides holders of shares of Clover Health Class A common stock will be entitled to cast one vote per Class A share, and holders of shares of Class B common stock will be entitled to cast 10 votes per Class B share on each matter properly submitted to the stockholders entitled to vote.

See Article Fourth, subsection (3) of the Proposed Certificate of Incorporation.

Classified Board (Organizational Documents Proposal D)	The Cayman Constitutional Documents provide that SCH board of directors shall be comprised of one class.	The Proposed Organizational Documents provide that the Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

	See Article 29 of the Existing Articles.	See Article Sixth, subsection (3) of the Proposed Certificate of Incorporation.

Corporate Name (Organizational Documents Proposal E)	The Cayman Constitutional Documents provide that the name of the company is “Social Capital Hedosophia Holdings Corp. III”	The Proposed Organizational Documents provide that the name of the corporation will be “Social Capital Hedosophia Holdings Corp. III”, which will be changed to “Clover Health Investments, Corp.” in connection with the Business Combination.

	See paragraph 1 of the Existing Memorandum.	See Article First of the Proposed Certificate of Incorporation.

	The Cayman Constitutional Documents	The Proposed Organizational Documents
Perpetual Existence (Organizational Documents Proposal E)	The Cayman Constitutional Documents provide that if SCH does not consummate a business combination (as defined in the Cayman Constitutional Documents) April 24, 2022, SCH will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate SCH’s trust account.	The Proposed Organizational Documents do not include any provisions relating to Clover Health’s ongoing existence; the default under the DGCL will make Clover Health’s existence perpetual.

	See Article 49 of the Cayman Constitutional Documents.	Default rule under the DGCL.

Exclusive Forum(Organizational Documents Proposal E)	The Cayman Constitutional Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation.

See Article Tenth of the Proposed Certificate of Incorporation.

Takeovers by Interested Stockholders (Organizational Documents Proposal E)	The Cayman Constitutional Documents do not provide restrictions on takeovers of SCH by a related shareholder following a business combination.	The Proposed Organizational Documents do not opt out of Section 203 of the DGCL, and therefore, Clover Health will be subject to Section 203 of the DGCL relating to takeovers by interested stockholders.

Default rule under the DGCL.

Provisions Related to Status as Blank Check Company(Organizational Documents Proposal E)	The Cayman Constitutional Documents include various provisions related to SCH’s status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to SCH’s status as a blank check company, which no longer will apply upon consummation of the Mergers, as SCH will cease to be a blank check company at such time.

See Article 49 of the Cayman Constitutional Documents.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that the Cayman Constitutional Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex J and Annex K, respectively), with such principal changes as described in Organizational Documents Proposals A-E.”

ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal A—to authorize the change in the authorized capital stock of SCH from (i) 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 preferred shares, par value $0.0001 per share, of SCH (the “SCH preferred shares”) to (ii)              shares of Clover Health Class A common stock,              shares of Clover Health Class B common stock and              shares of Clover Health preferred stock.

As of the date of this proxy statement/prospectus, there are (i) 82,800,000 SCH Class A ordinary shares issued and outstanding, (ii) 20,700,000 SCH Class B ordinary shares issued and outstanding and (iii) no SCH preferred shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (x) 27,600,000 public warrants and 10,933,333 private placement warrants of SCH, in each case, issued and outstanding. Subject to the terms and conditions of the Warrant Agreement, the SCH warrants will be exercisable after giving effect to the Mergers for one share of Clover Health Class A common stock at an exercise price of $11.50 per share. No SCH warrants are exercisable until 30 days after the Closing.

Pursuant to the Merger Agreement, Clover Health will issue or, as applicable, reserve for issuance in respect of Clover Awards outstanding as of immediately prior to the Closing that will be converted into awards based on Clover Health Class B common stock, an aggregate of up to 358,248,460 shares of Clover Health Class B common stock to Clover Stockholders, and pursuant to the PIPE Investment, Clover Health will issue 40,000,000 shares of Clover Health Class A common stock to the PIPE Investors.

In order to ensure that Clover Health has sufficient authorized capital for future issuances, SCH’s board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of Clover Health change the authorized capital stock of SCH from (i) 500,000,000 SCH Class A ordinary shares, 50,000,000 SCH Class B ordinary shares and 5,000,000 SCH preferred shares to (ii)              shares of Clover Health Class A common stock,              shares of Clover Health Class B common stock and              shares of Clover Health preferred stock.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Clover Health, copies of which are attached to this proxy statement/prospectus as Annex J and Annex K. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The principal purpose of this proposal is to provide for an authorized capital structure of Clover Health that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs.

Vote Required for Approval

The approval of Organizational Documents Proposal A requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF CLOVER HEALTH AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal B—to authorize the board of directors of Clover Health to issue any or all shares of Clover Health preferred stock in one or more classes or series, with such terms and conditions as may be expressly determined by Clover Health’s board of directors and as may be permitted by the DGCL.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of Clover Health after the Business Combination.

If Organizational Documents Proposal A is approved, the number of authorized shares of preferred stock of Clover Health will be                 shares. Approval of this Organizational Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an antitakeover defense.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Clover Health, copies of which are attached to this proxy statement/prospectus as Annex J and Annex K. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of Clover Health and thereby protect continuity of or entrench its management, which may adversely affect the market price of Clover Health and its securities. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of Clover Health, such preferred stock could be issued by the board of directors without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing Clover Health’s board of directors to issue the authorized preferred stock on its own volition will enable Clover Health to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. Clover Health currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.

Vote Required for Approval

The approval of Organizational Documents Proposal B requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING DUAL CLASS STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal C—to provide for a dual class common stock structure pursuant to which holders of Clover Health Class B common stock will be entitled to 10 votes per share, thus having the ability to control the outcome of matters requiring stockholder approval (even if they own significantly less than a majority of the shares of outstanding Clover Health Class A common stock), including the election of directors and significant corporate transactions (such as a merger or other sale of the Clover Health or its assets).

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of Clover Health after the Business Combination.

If Organizational Documents Proposal C is approved, holders of shares of Clover Health Class B common stock will have 10 votes on each matter properly submitted to the stockholders entitled to vote.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Clover Health, copies of which are attached to this proxy statement/prospectus as Annex J and Annex K. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Organizational Documents Proposal C is intended to align the Clover Health’s capital structure with that of Clover, was negotiated for by Clover’s board of directors and Mr. Garipalli in the negotiations with respect to the Business Combination, and enables Mr. Vivek Garipalli, co-Founder and CEO of Clover, and Clover Stockholders to maintain their visionary leadership of Clover and execute on Clover Health’s long-term strategy while helping alleviate short term market pressure on the Clover Health. Because, upon consummation of the Business Combination, Clover Stockholders will be the sole beneficial owners of shares of Clover Health Class B common stock, and those shares are generally restricted from transfers, except in limited circumstances (or unless converted into Clover Health Class A common stock), this dual class stock structure provides Mr. Garipalli and Clover Stockholders with the ability to control the outcome of matters requiring stockholder approval. Clover Stockholders’ voting control also provides Clover Health with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining Clover Stockholders’ control.

Vote Required for Approval

The approval of Organizational Documents Proposal C requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal C is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF PROPOSAL REGARDING ESTABLISHMENT OF A CLASSIFIED BOARD OF DIRECTORS, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal D—to provide that Clover Health’s board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of Clover Health after the Business Combination.

If Organizational Documents Proposal D is approved, Clover Health’s board of directors would reclassify. The term of office of the Class I directors will expire at the first annual meeting of stockholders following the initial classification of the board of directors and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in Clover Health for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) Clover Health’s board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Clover Health, copies of which are attached to this proxy statement/prospectus as Annex J and Annex K. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Our board of directors believes that a classified board of directors in the best interest of Clover Health because it is designed to assure the continuity and stability of Clover Health’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with Clover Health and, therefore, will be familiar with our business and operations. Our board of directors also believes that this classification will assist Clover Health in protecting the interests of our stockholders in the event of an unsolicited offer for Clover Health by encouraging any potential acquirer to negotiate directly with Clover Health’s board of directors.

This proposal may increase the amount of time required for a takeover bidder to obtain control of Clover Health without the cooperation of Clover Health’s board of directors, even if the takeover bidder were to acquire a majority of the voting power of Clover Health’s outstanding voting stock. Without the ability to obtain immediate control of Clover Health’s board of directors, a takeover bidder will not be able to take action to remove other impediments to its acquisition of Clover Health. Thus, this amendment could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, this amendment will make it more difficult for stockholders to change the majority composition of Clover Health’s board of directors, even if the stockholders believe such a change would be desirable. Because of the additional time required to change the control of Clover Health’s board of directors, this amendment could be viewed as tending to perpetuate present management.

Although this proposal could make it more difficult for a hostile bidder to acquire control over Clover Health, our board of directors believes that by forcing potential bidders to negotiate with Clover Health’s board of directors for a change of control transaction, Clover Health’s board of directors will be better able to maximize stockholder value in any change of control transaction.

Our board of directors is not aware of any present or threatened third-party plans to gain control of Clover Health, and this proposal is not being recommended in response to any such plan or threat. Rather, our board of directors is recommending this proposal as part of its review of Clover Health’s key governance mechanisms in connection with the Business Combination and to assist in assuring fair and equitable treatment for all of Clover Health’s stockholders in hostile takeover situations. The SCH board of directors has no present intention of soliciting a stockholder vote on any other proposals relating to a possible takeover of Clover Health.

Vote Required for Approval

The approval of Organizational Documents Proposal D requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal D is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSAL E—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal E—to authorize all other changes in connection with the replacement of Cayman Constitutional Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex J and Annex K, respectively), including (1) changing the corporate name from “Social Capital Hedosophia Holdings Corp. III” to “Clover Health Investments, Corp.” in connection with the Business Combination, (2) making Clover Health’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) being subject to the provisions of Section 203 of DGCL and (5) removing certain provisions related to SCH’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which SCH’s board of directors believes is necessary to adequately address the needs of Clover Health after the Business Combination.

Assuming the BCA Proposal and the Domestication Proposal are approved, our shareholders are also being asked to approve Organizational Documents Proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of Clover Health after the Business Combination.

The Proposed Organizational Documents stipulate that the Court of Chancery for the State of Delaware (the “Court of Chancery”) be the sole and exclusive forum (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) for any stockholder (including a beneficial owner) to bring (i) any derivative action, suit or proceeding brought on Clover Health’s behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of Clover Health to Clover Health or Clover Health’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery, or (v) any action, suit or proceeding asserting a claim against Clover Health or any current or former director, officer or stockholder governed by the internal affairs doctrine. Notwithstanding the foregoing, the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of SCH’s operations should SCH not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Cayman Constitutional Documents) because following the consummation of the Mergers, Clover Health will not be a blank check company.

Approval of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of the Cayman Constitutional Documents with Clover Health’s Proposed Organizational Documents. While certain material changes between the Cayman Constitutional Documents and the Proposed Organizational Documents have been unbundled into distinct organizational documents proposals or otherwise identified in this Organizational Documents Proposal E, there are other differences between the Cayman Constitutional Documents and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Law and the DGCL and the typical form of organizational documents under each such body of law)

that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Organizational Documents Proposal E. Accordingly, we encourage shareholders to carefully review the terms of the Proposed Organizational Documents of Clover Health, attached hereto as Annex J and Annex K as well as the information provided in the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

Reasons for the Amendments

Corporate Name

Our board of directors believes that changing the post-business combination corporate name from “Social Capital Hedosophia Holdings Corp. III” to “Clover Health Investments, Corp.” is desirable to reflect the Business Combination with Clover and to clearly identify Clover Health as the publicly traded entity.

Perpetual Existence

Our board of directors believes that making Clover Health’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for Clover Health following the Business Combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist Clover Health in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, Clover Health will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions; provided that these exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

DGCL 203

Clover Health will be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. Our board of directors has determined to be subject to Section 203 of the DGCL.

Provisions Related to Status as Blank Check Company

The elimination of certain provisions related to SCH’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve Clover Health and allows it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and SCH’s board of directors believes it is the most appropriate period for Clover Health following the Business Combination. In addition, certain other provisions in SCH’s current certificate require that proceeds from SCH’s initial public offering be held in the trust account until a business combination or liquidation of SCH has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.

Vote Required for Approval

The approval of Organizational Documents Proposal E requires a special resolution under Cayman Islands Companies Law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Organizational Documents Proposal E is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal E will have no effect, even if approved by holders of ordinary shares.

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL E.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal—to consider and vote upon a proposal, assuming the BCA Proposal, the Domestication Proposal and the Organizational Documents Proposals are approved, to elect                  directors who, upon consummation of the Business Combination, will be the directors of Clover Health (“Director Election Proposal”).

Assuming the BCA Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, SCH’s shareholders are also being asked to approve, by ordinary resolution, the Director Election Proposal.

Nominees

As contemplated by the Merger Agreement, the Board of Clover Health following consummation of the transaction will consist of up to nine directors:

(i) up to four of whom will be             ,             ,             , and             , and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents; and

(ii) up to five of whom has been designated by Clover who will initially be Vivek Garipalli, Andrew Toy, Chelsea Clinton, Benjamin Peretz, and Nathaniel S. Turner, and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, our board of directors has nominated each of Vivek Garipalli, Andrew Toy, Chelsea Clinton, Benjamin Peretz, Nathaniel S. Turner,                 ,                     ,     and             , to serve as our directors upon the consummation of the Business Combination, with             to serve as the Chairperson of the board of directors, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For more information on the experience of each of these director nominees, see the section entitled “Management of Clover Health Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Under the terms of the Cayman Constitutional Documents, only the holders of the SCH Class B ordinary shares are entitled to vote on the election of directors to our board of directors. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the persons named below be elected to serve on Clover Health’s Board upon the consummation of the Business Combination.”

Name of Director
Vivek Garipalli
Andrew Toy
Chelsea Clinton
Benjamin Peretz
Nathaniel S. Turner

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

STOCK ISSUANCE PROPOSAL

Overview

The Stock Issuance Proposal—to consider and vote upon a proposal to approve by ordinary resolution, assuming the BCA Proposal, the Domestication Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of shares of Clover Health Class A common stock and Clover Health Class B common stock, as applicable, to (a) the PIPE Investors, including the Sponsor Related PIPE Investors, pursuant to the PIPE Investment and (b) the Clover Stockholders pursuant to the Merger Agreement (we refer to this proposal as the “Stock Issuance Proposal”).

Assuming the BCA Proposal, the Domestication Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, SCH’s shareholders are also being asked to approve, by ordinary resolution, the Stock Issuance Proposal.

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Pursuant to Section 312.03(c) of the NYSE’s Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Additionally, under Section 312.03(d) of the NYSE’s Listed Company Manual, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Mergers, SCH expects to issue up to an estimated 358,248,460 shares of Clover Health Class B common stock in connection with the Business Combination and 40,000,000 shares of Clover Health Class A common stock in connection with the PIPE Investment. For further details, see the section entitled “BCA Proposal—The Merger Agreement—Consideration—Aggregate Merger Consideration.”

Accordingly, the aggregate number of shares of Clover Health common stock that SCH will issue in connection with the Business Combination and the PIPE Investment will exceed 20% of both the voting power and the shares of Clover Health common stock outstanding before such issuance and may result in a change of control of the registrant under Section 312.03(d) of the NYSE’s Listed Company Manual, and for these reasons, SCH is seeking the approval of SCH shareholders for the issuance of shares of Clover Health Class A common stock pursuant in connection with the Business Combination and the PIPE Investment.

Additionally, pursuant to Section 312.03(b) of the NYSE’s Listed Company Manual, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to (1) a director, officer or substantial security holder of the company (each a “Related Party”), (2) a subsidiary, affiliate or other closely related person of a Related Party or (3) any company or entity in which a Related Party has a substantial direct or indirect interest, in each case, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. In connection with the PIPE Investment, Messrs. Palihapitiya and Osborne and Ms. Reses are expected to be issued 10,000,000, 5,000,000, and 200,000 shares of Clover Health Class A common stock respectively.

Accordingly, the aggregate number of shares of Clover Health Class A common stock that SCH will issue to a Related Party in the PIPE Investment may exceed 1% of the shares of Clover Health Class A common stock outstanding before such issuance, and for this reason, SCH is seeking the approval of SCH shareholders for the issuance of shares of Clover Health Class A common stock pursuant in connection with the PIPE Investment.

In the event that this proposal is not approved by SCH shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by SCH shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Clover Health Class common stock pursuant to the Merger Agreement or the PIPE Investment, such shares of Clover Health Class common stock will not be issued.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that, for the purposes of complying with the applicable provisions of Section 312.03 of the NYSE Listed Company Manual, the issuance of shares of Clover Health Class A common stock and Clover Health Class B common stock pursuant to the Merger Agreement and the PIPE Investment be approved in all respects.”

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

EQUITY INCENTIVE PLAN PROPOSAL

Overview

The Equity Incentive Plan Proposal—SCH is asking its shareholders to approve the Clover Health Investments, Corp. 2020 Equity Incentive Plan (referred to elsewhere in this proxy statement as the “2020 Plan”). The SCH board of directors adopted the 2020 Plan on October 5, 2020, subject to shareholder approval at the extraordinary general meeting. If the 2020 Plan is approved by our shareholders, the 2020 Plan will become effective on the day of the extraordinary general meeting. If the 2020 Plan is not approved by our shareholders, it will not become effective and no stock awards will be granted thereunder. The 2020 Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the 2020 Plan, a copy of which is attached to this proxy statement/prospectus as Annex F.

The 2020 Plan is intended to replace the Clover Health Investments, Corp. Amended and Restated 2014 Equity Incentive Plan (the “2014 Plan”), which will be assumed by SCH in the business combination. The Clover board of directors will terminate the 2014 Plan, effective as of and contingent upon the Closing. Following the Closing, no additional stock awards will be granted under the 2014 Plan, although all outstanding stock awards granted under the 2014 Plan immediately prior to the Closing will be assumed by us and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the 2014 Plan.

Reasons to Approve the 2020 Plan

The purpose of the 2020 Plan is to enhance our ability to attract, retain and incentive employees, independent contractors and directors and promote the success of our business. We consider equity compensation to be a vital element of our compensation program and believe that the ability to grant stock awards at competitive levels is in the best interest of us and our shareholders. Our board of directors believes the 2020 Plan is critical in enabling us to grant stock awards as an incentive and retention tool as we continue to compete for talent.

Approval of the 2020 Plan by our shareholders is required, among other things, to comply with stock exchange rules requiring shareholder approval of equity compensation plans and allow the grant of incentive stock options under the 2020 Plan.

Description of the 2020 Plan

Set forth below is a summary of the material features of the 2020 Plan. The 2020 Plan is set forth in its entirety as Annex F to this Proxy Statement, and all descriptions of the 2020 Plan contained in this Equity Incentive Plan Proposal are qualified by reference to Annex F.

Purpose

The 2020 Plan is intended to (i) attract and retain the best available personnel to ensure our success and accomplish our goals; (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with our shareholders, and (iii) promote the success of our business.

Types of Stock Awards

The 2020 Plan permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), and stock bonus awards (all such types of awards, collectively, “stock awards”).

Share Reserve

Number of Shares

Subject to adjustments as set forth in the 2020 Plan, the maximum aggregate number of shares of Clover Health Class A common stock that may be issued under the 2020 Plan will be equal to 5.5% of the total outstanding capital stock of the combined company as of the Closing Date on a fully diluted and as converted basis and inclusive of the shares reserved under the 2020 Plan, the MIP and the ESPP. The shares may be authorized, but unissued, or reacquired Clover Health Class A common stock. Furthermore, subject to adjustments as set forth in the 2020 Plan, in no event will the maximum aggregate number of shares that may be issued under the 2020 Plan pursuant to incentive stock options exceed the number set forth above.

The number of shares available for issuance under the 2020 Plan will be increased on the first day of each fiscal year beginning with the 2022 fiscal year and ending on the last day of the 2024 fiscal year, in an amount equal to the lessor of (i) seven percent (7%) of the outstanding shares on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by the board of directors; provided that for each fiscal year beginning with the 2025 fiscal year through the fiscal year that includes the expiration date of the 2020 Plan, each such increase shall be reduced to the lessor of five percent (5%) of the outstanding shares on the last day of the immediately preceding fiscal year or such number of shares determined by our board of directors.

Lapsed Awards

If all or any part of a stock award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, or cancelled without having been fully exercised or forfeited, in any case, in a manner that results in us acquiring shares covered by the stock award at a price not greater than the price (as adjusted pursuant to the 2020 Plan) paid by the participant for such shares or not issuing any shares covered by the stock award, the unused shares covered by the stock award will, as applicable, become or again be available for stock award grants under the 2020 Plan. The payment of dividend equivalents in cash in conjunction with any outstanding stock awards shall not count against the share limit set forth in the 2020 Plan.    Notwithstanding anything to the contrary contained herein, the following shares shall not be added to the shares authorized for grant under the 2020 Plan and shall not be available for future grants of stock awards: (i) shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on exercise thereof; and (ii) shares purchased on the open market with the cash proceeds from the exercise of stock options; and (iii) shares delivered (either by actual delivery or attestation) to us by a participant to satisfy the applicable exercise or purchase price of a stock award and/or to satisfy any applicable tax withholding obligation with respect to a stock award (including shares retained by us from the stock award being exercised or purchased and/or creating the tax obligation).

Assumption or Substitution of Awards by the Company.

The Plan Administrator (as defined below), from time to time, may determine to substitute or assume outstanding awards granted by another company, in connection with an acquisition, merger or consolidation of such other company, by either: (a) assuming such award under the 2020 Plan or (b) granting an award under the 2020 Plan in substitution of such other company’s award. Any awards that are assumed or substituted under the 2020 Plan will not reduce the number of shares authorized for grant under the Plan or authorized for grant to a participant in any fiscal year.

Eligibility

Employees, directors and independent contractors of us or our affiliates are all eligible to participate in the 2020 Plan. Incentive stock options may only be granted to employees. Following the Closing, the combined company is expected to have approximately 350 employees, approximately 30 consultants and three non-employee directors who will be eligible to be granted stock awards under the 2020 Plan.

Administration

The 2020 Plan will be administered by our board of directors or a committee thereof, which committee will be constituted to satisfy applicable laws (the “Plan Administrator”). Awards granted to an officer or director of Clover or any other person whose transactions in Clover Health Class A common stock are subject to Section 16 of the Exchange Act (each, an “Insider”) must be approved by two or more “non-employee directors” of the board of directors (as defined in the regulations promulgated under Section 16 of the Exchange Act).

Subject to the terms of the 2020 Plan, the Plan Administrator has the authority, in its discretion, to (i) determine the fair market value in accordance with the 2020 Plan; (ii) select the service providers to whom stock awards may be granted under the 2020 Plan; (iii) determine the number of shares to be covered by each stock award granted under the 2020 Plan; (iv) approve forms of stock award agreements for use under the 2020 Plan; (v) determine the terms and conditions, not inconsistent with the terms of the 2020 Plan, of any stock award granted thereunder; (vi) institute and determine the terms and conditions of an exchange program under the terms of the 2020 Plan (subject to shareholder approval); (vii) construe and interpret the terms of the 2020 Plan and stock awards granted pursuant to the 2020 Plan; (viii) correct any defect, supply any omission or reconcile any inconsistency in the 2020 Plan, any stock award or any stock award agreement; (ix) prescribe, amend and rescind rules and regulations relating to the 2020 Plan; (x) modify or amend each stock award (subject to the terms of the 2020 Plan); (xi) adjust performance goals applicable to a participant with respect to a stock award to take into account changes in applicable laws or in accounting or tax rules, or such other extraordinary events or circumstances; (xii) allow participants to satisfy tax withholding obligations in such manner as prescribed in the 2020 Plan; (xiii) authorize any person to execute on our behalf any instrument required to effect the grant of a stock award previously granted by the Plan Administrator; (xiv) allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under a stock award; and (xv) make all other determinations deemed necessary or advisable for administering the 2020 Plan.

However, to the extent permitted by applicable law and listing requirements, our board of directors or a committee thereof may delegate to one or more of our officers who may be (but are not required to be) Insiders, the authority to (a) designate employees who are not Insiders to be recipients of stock awards and determine the number of shares subject to stock awards granted to such designated employees, subject to certain restrictions that are set forth in the 2020 Plan and (b) take any and all actions on behalf of our board of directors or a committee thereof other than any actions that affect the amount or form of compensation of Insiders or have material tax, accounting, financial, human resource or legal consequences to us or our affiliates.

Stock Options

Each stock option will be designated in the stock award agreement as either an incentive stock option (which is entitled to potentially favorable tax treatment) or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year exceeds $100,000, such stock options will be treated as nonstatutory stock options. Incentive stock options may only be granted to employees.

The term of each stock option will be stated in the stock award agreement. In the case of an incentive stock option, the term will be 10 years from the date of grant or such shorter term as may be provided in the stock award agreement. Moreover, in the case of an incentive stock option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of our stock or the stock of any of our affiliates, the term of the incentive stock option will be 5 years from the date of grant or such shorter term as may be provided in the stock award agreement.

The per share exercise price for the shares to be issued pursuant to exercise of a stock option will be determined by the Plan Administrator, subject to the following: in the case of an incentive stock option

(i) granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant; and (ii) granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, stock options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to a corporate reorganization, liquidation, etc., described in, and in a manner consistent with, Section 424(a) of the Code.

At the time a stock option is granted, the Plan Administrator will fix the period within which the stock option may be exercised and will determine any conditions that must be satisfied before the stock option may be exercised. The Plan Administrator will also determine the acceptable form of consideration for exercising a stock option, including the method of payment. In the case of an incentive stock option, the Plan Administrator will determine the acceptable form of consideration at the time of grant.

If a participant ceases to be a service provider other than for “Cause” (as defined in the 2020 Plan), the participant may exercise his or her stock option within such period of time as is specified in the stock award agreement to the extent that the stock option is vested on the date of termination (but in no event later than the expiration of the term of such stock option). In the absence of a specified time in the stock award agreement, to the extent vested as of a participant’s termination, the stock option will remain exercisable for 12 months following a termination for death or “Disability” (as defined in the 2020 Plan), and three months following a termination for any other reason. Any outstanding stock option (including any vested portion thereof) held by a participant will immediately terminate in its entirety upon the participant being first notified of his or her termination for Cause and the participant will be prohibited from exercising his or her stock option from and after the date of such termination.

Stock Appreciation Rights (SARs)

The Plan Administrator will determine the terms and conditions of each SAR, provided that the exercise price for each SAR will be no less than 100% of the fair market value of the underlying shares of Clover Health Class A common stock on the date of grant. Upon exercise of a SAR, a participant will receive payment from us in an amount determined by multiplying the difference between the fair market value of a share on the date of exercise over the exercise price by the number of shares with respect to which the SAR is exercised. SARs may be paid in cash, in shares of equivalent value, or in some combination thereof, as determined by the Plan Administrator. SARs are exercisable at the times and on the terms established by the Plan Administrator.

Restricted Stock and RSUs

Restricted stock awards are grants of shares of Clover Health Class A common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the Plan Administrator. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of Clover Health Class A common stock. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout for his or her earned RSUs as determined by the Plan Administrator in the form of cash, shares, or a combination of both.

In determining whether restricted stock or RSUs should be granted, and/or the vesting schedule for such a stock award, the Plan Administrator may impose whatever conditions on vesting as it determines to be appropriate.

During the period of restriction, participants holding restricted stock may exercise full voting rights and will be entitled to receive all dividends and other distributions paid, in each case with respect to such shares unless the

Plan Administrator determines otherwise. If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the shares of restricted stock with respect to which they were paid.

During the vesting period, participants holding RSUs will hold no voting rights by virtue of such RSUs. The Plan Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof.

Stock Bonus Awards

A stock bonus award is an award of shares to an eligible person without a purchase price that is not subject to any restrictions. The Plan Administrator will determine the number of shares to be awarded to the participant under a stock bonus award. A stock bonus award may be paid in cash, whole shares, or a combination thereof, based on the fair market value of the shares subject to the stock bonus award on the date of payment, as determined in the sole discretion of the Plan Administrator.

Performance Awards

The Plan Administrator may grant stock options, SARs, restricted stock and RSUs that are subject to the satisfaction of specified performance criteria. The Plan Administrator determines the terms surrounding performance awards, including the required levels of performance with respect to specified business criteria (including any adjustment(s) thereto that will be applied in determining the achievement of such performance criteria), the corresponding amounts payable upon achievement of such levels of performance, and the termination and forfeiture provisions; provided that all performance criteria must be determined when the achievement of such criteria remains substantially uncertain.

The Plan Administrator in its discretion may make performance goals applicable to a participant with respect to a stock award. In the Plan Administrator’s discretion, one or more of the following performance goals may apply: (1) sales or non-sales revenue; (2) return on revenues; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets, return on investment, return on capital, or return on stockholder equity; (17) cash flow, free cash flow, cash flow return on investment, net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share; (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects; and (27) enterprise resource planning. Stock awards issued to participants may take into account other criteria (including subjective criteria).

Performance goals may differ from participant to participant, performance period to performance period and from stock award to stock award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to us), (iii) on a per share and/or share per capita basis, (iv) against the performance of us as a whole or against any of our affiliate(s), or a particular segment(s), a business unit(s) or a product(s) of us or individual project company,

(v) on a pre-tax or after-tax basis, (vi) on a GAAP or non-GAAP basis, and/or (vii) using an actual foreign exchange rate or on a foreign exchange neutral basis.

Outside Director Limitations

Stock awards granted during a single fiscal year under the 2020 Plan or otherwise, taken together with any cash fees paid during such fiscal year for services on the board of directors, will not exceed $1,000,000 in total value for any outside director serving as the lead director of the board of directors or chair of the board of directors and $750,000 in total value for any other outside director (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Such applicable limit will include the value of any stock awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments. Stock awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was an independent contractor but not an outside director will not count for purposes of these limits.

Leaves of Absence / Transfer Between Locations

The Plan Administrator has the discretion to determine at any time whether and to what extent the vesting of stock awards will be suspended during any leave of absence; provided that in the absence of such determination, vesting of stock awards will continue during any paid leave and will be suspended during any unpaid leave (unless otherwise required by applicable laws). A participant will not cease to be an employee in the case of (i) any leave of absence approved by the participant’s employer or (ii) transfers between our locations or between us and any of our affiliates. If an employee holds an incentive stock option and such leave exceeds three months then, for purposes of incentive stock option status only, such employee’s service as an employee will be deemed terminated on the first day following such three month period and the incentive stock option will thereafter automatically treated for tax purposes as a nonstatutory stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written company policy.

Nontransferability of Stock Awards

Unless determined otherwise by the Plan Administrator, a stock award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. If the Plan Administrator makes a stock award transferable, such stock award will contain such additional terms and conditions as the Plan Administrator deems appropriate provided, however, that in no event may any stock award be transferred for consideration to a third-party financial institution.

Clawback/Recovery

The Plan Administrator may specify in a stock award agreement that the participant’s rights, payments, and/or benefits with respect to a stock award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of a stock award. Notwithstanding any provisions to the contrary under the 2020 Plan, a stock award granted under the 2020 Plan will be subject to any clawback policy as may be established and/or amended from time to time by us. The Plan Administrator may require a participant to forfeit or return to and/or reimburse us for all or a portion of the stock award and/or shares issued under the stock award, any amounts paid under the stock award, and any payments or proceeds paid or provided upon disposition of the shares issued under the stock award, pursuant to the terms of such company policy or as necessary or appropriate to comply with applicable laws.

Adjustment

In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of our capital stock or other securities of us or other significant corporate transaction, or other change affecting our capital stock occurs, the Plan Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the 2020 Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the 2020 Plan and/or the number, class, kind and price of securities covered by each outstanding stock award; provided that all such adjustments will be made in a manner that does not result in taxation under Section 409A of the Internal Revenue Code (“Section 409A”).

Dissolution or Liquidation

In the event of the proposed winding up, dissolution or liquidation of us, the Plan Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, a stock award will terminate immediately prior to the consummation of such proposed action.

Corporate Transaction

In the event of (i) a transfer of all or substantially all of our assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner directly or indirectly, of more than 50% of our then outstanding capital stock, or (iv) a “Change in Control” (as defined in the 2020 Plan) each outstanding stock award (vested or unvested) will be treated as the Plan Administrator determines, which determination may provide for one or more of the following: (a) the continuation of such outstanding stock awards (if we are the surviving corporation); (b) the assumption of such outstanding stock awards by the surviving corporation or its parent; (c) the substitution by the surviving corporation or its parent of new stock options or other equity awards for such stock awards; (d) the cancellation of such stock awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such stock awards as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the shares subject to the stock awards; provided, that, if the exercise price or purchase price for such stock awards equals or exceeds the fair market value of the shares subject to such stock awards, then the stock awards may be terminated without payment (provided further, that such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction, subject to applicable law); (e) the full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding stock award and lapse of our right to repurchase or re-acquire shares acquired under a stock award or lapse of forfeiture rights with respect to shares acquired under a stock award; or (f) the opportunity for participants to exercise their stock options prior to the occurrence of the corporate transaction and the termination (for no consideration) upon the consummation of such corporate transaction of any stock options not exercised prior thereto.

Change in Control

A stock award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the stock award agreement for such stock award or as may be provided in any other written agreement between us or any of our affiliates and the participant, but in the absence of such provision, no such acceleration will occur.

Amendment, Termination and Duration of the 2020 Plan

If approved by our shareholders, the 2020 Plan will continue in effect for a term of 10 years measured from the board approval date, unless terminated earlier under the terms of the 2020 Plan. The Plan Administrator may at any time amend, alter, suspend or terminate the 2020 Plan.

U.S. Federal Tax Aspects

A participant who receives a stock option or SAR will not have taxable income upon the grant of the stock option or SAR. For nonstatutory stock options and SARs, the participant will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the shares over the exercise price—the appreciation value—on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year.

The purchase of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except for purposes of the alternative minimum tax. Gain or loss recognized by the participant on a later sale or other disposition of the shares will be capital gain or loss and/or ordinary income depending upon whether the participant holds the shares transferred upon exercise for a specified period. If the shares are held for the specified period, any gain generally will be taxed at long-term capital-gain rates. If the shares are not held for the specified period, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be treated as ordinary income. Any additional gain generally will be taxable at long-term or short-term capital-gain rates, depending on whether the participant held the shares for more than one year after the exercise date.

A participant who receives restricted stock will not have taxable income upon until vesting unless the participant timely files an election under Section 83(b) of the Internal Revenue Code to be taxed at the time of grant. The participant will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any) if no such election is made. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year. If a participant timely files a Section 83(b) election, the participant will recognize ordinary income equal to the fair market value of the shares at the time of purchase or grant less the amount paid for such shares (if any).

A participant who receives RSUs will not have taxable income upon grant of the stock award; instead the participant will be taxed upon settlement of the stock award. The participant will recognize ordinary income equal to the fair market value of the shares or the amount of cash received by the participant. In addition, Section 409A imposes certain restrictions on deferred compensation arrangements. Stock awards that are treated as deferred compensation under Section 409A are intended to meet the requirements of this section of the Internal Revenue Code.

Prior to the delivery of any shares or cash pursuant to a stock award (or exercise thereof) or prior to any time the stock award or shares are subject to taxation or other tax-related items, we and/or the participant’s employer will have the power and the right to deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy any tax-related items or other items that are required to be withheld or deducted or otherwise applicable with respect to such stock award.

The Plan Administrator may, at its discretion and pursuant to such procedures as it may specify from time to time, permit a participant to satisfy such withholding or deduction obligations or any other tax-related items, in whole or in part by (without limitation) paying cash, electing to have us withhold otherwise deliverable cash or shares, or delivering to us already-owned shares; provided that, unless the Plan Administrator permits otherwise, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. The fair market value of the shares to be withheld or delivered will be determined based on such methodology that we deem to be reasonable and in accordance with applicable laws.

We will be entitled to a tax deduction in connection with a stock award under the 2020 Plan only in an amount equal to the ordinary income realized by the participant and at the time the participant recognizes the income. Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While the Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the best interests of our shareholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key employees.

New Plan Benefit

The 2020 Plan does not provide for set benefits or amounts of awards and we have not approved any stock awards that are conditioned on shareholder approval of the 2020 Plan. Future awards to directors, executive officers, employees and consultants under the 2020 Plan are discretionary and cannot be determined at this time.

Name and Position	Dollar Value ($)	Number of Shares/Units
Vivek Garipalli Chief Executive Officer	—	—
Andrew Toy President and Chief Technology Officer	—	—
Gia Lee General Counsel and Secretary	—	—
All current executive officers as a group	—	—
All current directors who are not executive officers as a group	—	—
All employees, including all current officers who are not executive officers, as a group	—	—

Equity Compensation Plan Information

As of December 31, 2019, we did not maintain any equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	—

Vote Required for Approval

The approval of the Equity Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of Clover Health Investments, Corp. 2020 Equity Incentive Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of SCH’s Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

MANAGEMENT INCENTIVE PLAN PROPOSAL

Overview

The Management Incentive Plan Proposal - SCH is asking its shareholders to approve the Clover Health Investments, Corp. 2020 Management Incentive Plan (referred to elsewhere in this proxy statement as the “Management Incentive Plan” or “MIP”). The SCH board of directors adopted the Management Incentive Plan on October 5, 2020, subject to shareholder approval at the extraordinary general meeting. If the Management Incentive Plan is approved by our shareholders, the Management Incentive Plan will become effective on the day of the extraordinary general meeting. If the Management Incentive Plan is not approved by our shareholders, it will not become effective and no stock awards will be granted thereunder. The Management Incentive Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the Management Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex G.

Reasons to Approve the Management Incentive Plan

We believe Vivek Garipalli and Andrew Toy (the “MIP Participants”) will play a vital role in helping us achieve our goals and advance the interests of our shareholders. Therefore, to ensure our success, we have designed a compensation program that will enhance our ability to incentivize the MIP Participants and promote the success of our business through the grant of time-based and performance-based restricted stock units (“RSUs” or “RSU awards”). The RSU awards that Mr. Garipalli and Mr. Toy will receive are described in detail in the section below entitled “New Plan Benefits.”

Approval of the Management Incentive Plan by our shareholders is required, among other things, to comply with stock exchange rules requiring shareholder approval of equity compensation plans.

Please also see “Executive Compensation — Executive Compensation Arrangements – Existing Agreements — Pre-Closing Equity Awards Under the 2014 Plan” for a discussion of the additional performance-based and time-based RSU awards that are being granted to Mr. Garipalli and Mr. Toy prior to the Closing (the “Pre-Closing RSUs”). If the MIP is approved, Mr. Garipalli and Mr. Toy will be granted performance-based RSU awards that when taken together with the Pre-Closing RSUs, will result in them both holding performance-based RSU awards that, in the aggregate, are intended to represent approximately 3% of the Combined Company and which in the aggregate will be subject to the same performance-based requirements. The proposal here should be reviewed together with such discussion for a complete description of the performance-based and time-based RSU awards that Mr. Garipalli and Mr. Toy will receive.

Description of the Management Incentive Plan

Set forth below is a summary of the material features of the Management Incentive Plan. The Management Incentive Plan is set forth in its entirety as Annex G to this Proxy Statement, and all descriptions of the Management Incentive Plan contained in this Management Incentive Plan Proposal are qualified by reference to Annex G.

Purpose

The Management Incentive Plan is intended to (i) incentivize the MIP Participants with long-term equity-based compensation to align their interests with our shareholders and (ii) promote the success of our business.

Permitted Type of Stock Award

The Management Incentive Plan only permits the grant of RSUs to MIP Participants in the amounts and pursuant to the terms set forth in the New Plan Benefits section of this Proposal.

Share Reserve

Maximum Number of Shares

Subject to adjustments as set forth in the Management Incentive Plan, the maximum aggregate number of shares of Clover Health Class B common stock that may be issued under the Management Incentive Plan shall not exceed 6.0% of the total outstanding common stock of the combined company as of the Closing Date on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP. The shares may be authorized, but unissued, or reacquired Clover Health Class B common stock.

Lapsed Awards

Once an RSU award is granted under the Management Incentive Plan, the shares underlying such award shall reduce the pool available for issuance under the Management Incentive Plan and, once granted pursuant to a RSU Award, such shares shall never be available for future issuance under the Management Incentive Plan under any circumstance.

Eligibility

Only the MIP Participants are eligible to receive RSUs under the Management Incentive Plan.

Administration

The Management Incentive Plan will be administered by our board of directors or a committee thereof, which committee will be constituted to satisfy applicable laws (the “MIP Plan Administrator”).

Subject to the terms of the Management Incentive Plan, the MIP Plan Administrator has the authority to (i) grant RSUs to MIP Participants in the amounts and pursuant to the terms set forth in the New Plan Benefits section of this Proposal; (ii) approve forms of RSU award agreements for use under the Management Incentive Plan, provided such forms of RSU award agreements are consistent with the terms of the Management Incentive Plan; (iii) construe and interpret the terms of the Management Incentive Plan and RSU awards granted pursuant to the Management Incentive Plan; (iv) correct any defect, supply any omission or reconcile any inconsistency in the Management Incentive Plan, any RSU award or any RSU award agreement; (v) prescribe, amend and rescind rules and regulations relating to the Management Incentive Plan; (vi) modify or amend each RSU award (subject to the terms of the Management Incentive Plan), including but not limited to the discretionary authority to accelerate vesting; (vii) allow participants to satisfy tax withholding obligations in such manner as prescribed in the Management Incentive Plan; (viii) authorize any person to execute on our behalf any instrument required to effect the grant of a RSU award previously granted by the MIP Plan Administrator; (ix) allow a participant to defer the receipt of the delivery of shares that would otherwise be due to such participant under a RSU award; and (x) make all other determinations deemed necessary or advisable for administering the Management Incentive Plan.

RSUs

Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of Clover Health Class B common stock. Upon meeting the applicable vesting criteria, the MIP Participants will be entitled to receive a payout upon the date(s) determined by the MIP Plan Administrator and set forth in their RSU award agreement for his earned RSUs in the form of shares.

The RSU awards will be granted to the MIP Participants on the Closing Date, subject to their employment with the Company on such date. Each RSU award will vest pursuant to the criteria set forth in the New Plan Benefits section of this Proposal.

During the vesting period, each Key Employee holding RSUs will hold no voting rights by virtue of such RSUs. The MIP Plan Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof.

Performance-Based RSUs

Certain RSU awards granted under the Management Incentive Plan are performance-based awards that will only vest upon the achievement of pre-established stock price goals set forth in the New Plan Benefits section of this Proposal. The MIP Plan Administrator will determine and approve the extent to which such stock price goals have been timely achieved and the extent to which the shares subject to such RSU award have thereby been earned.

Leaves of Absence/Transfer Between Locations

The MIP Plan Administrator has the discretion to determine at any time whether and to what extent the vesting of RSU awards will be suspended during any leave of absence; provided that in the absence of such determination, vesting of RSU awards will continue during any paid leave and will be suspended during any unpaid leave (unless otherwise required by applicable laws). An RSU award will not cease to vest in the case of (i) any leave of absence approved by the MIP Plan Administrator or (ii) transfers between our locations or between us and any of our affiliates.

Nontransferability of RSU Awards

Unless determined otherwise by the MIP Plan Administrator, an RSU award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner.

Clawback/Recovery

The MIP Plan Administrator may specify in a RSU award agreement that the participant’s rights, payments, and/or benefits with respect to a RSU award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of a RSU award. Notwithstanding any provisions to the contrary under the Management Incentive Plan, an RSU award granted under the Management Incentive Plan will be subject to any clawback policy as may be established and/or amended from time to time by us. The MIP Plan Administrator may require a participant to forfeit or return to and/or reimburse us for all or a portion of the RSU award and/or shares issued under the RSU award, any amounts paid under the RSU award, and any payments or proceeds paid or provided upon disposition of the shares issued under the RSU award, pursuant to the terms of such company policy or as necessary or appropriate to comply with applicable laws.

Adjustments

In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of our common stock or other securities of us or other significant corporate transaction, or other change affecting our capital stock occurs, the MIP Plan Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Management Incentive Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Management Incentive Plan and/or the number, class, kind and price of securities covered by each outstanding RSU award; provided that all such adjustments will be made in a manner that does not result in taxation under Section 409A of the Internal Revenue Code (“Section 409A”).

Dissolution or Liquidation

In the event of the proposed winding up, dissolution or liquidation of us, the MIP Plan Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously settled, an RSU award will terminate immediately prior to the consummation of such proposed action.

Corporate Transaction

In the event of (i) a transfer of all or substantially all of our assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner directly or indirectly, of more than 50% of our then outstanding capital stock, or (iv) a “Change in Control” (as defined in the Management Incentive Plan) each outstanding RSU award (vested or unvested) will be treated as the MIP Plan Administrator determines, which determination may provide for one or more of the following: (a) the continuation of such outstanding RSU awards (if we are the surviving corporation); (b) the assumption of such outstanding RSU awards by the surviving corporation or its parent; (c) the substitution by the surviving corporation or its parent of new stock options or other equity awards for such RSU awards; (d) the cancellation of such RSU awards in exchange for a payment to the participants equal to the fair market value of the shares subject to such RSU awards as of the Closing Date of such corporate transaction (provided that such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction, subject to applicable law); or (e) the full or partial acceleration of vesting and accelerated expiration of an outstanding RSU award.

Change in Control

An RSU award may be subject to additional acceleration of vesting upon or after a Change in Control as may be provided in any other written agreement between us or any of our affiliates and the participant, but in the absence of such provision, no such acceleration will occur. In connection with the Business Combination, we expect to enter into an employment agreement with each Key Employee, which will be contingent upon and effective as of the closing of the Business Combination, which will provide for among other things, certain severance payments and benefits and the accelerated vesting of equity in connection with each named executive officer’s termination of employment or resignation for good reason under various circumstances, including in connection with a change in control of Clover Health. See the section below entitled “Executive Compensation Arrangements—Post-Closing” for more information.

Amendment, Termination and Duration of the Management Incentive Plan

If approved by our shareholders, the Management Incentive Plan will continue in effect until all the RSU awards granted thereunder are no longer outstanding. The MIP Plan Administrator may at any time amend, alter, suspend or terminate the Management Incentive Plan.

U.S. Federal Tax Aspects

The MIP Participants will not have taxable income upon the grant of their RSU award(s); instead the MIP Participants will be taxed upon settlement of their RSU award(s). The MIP Participants will recognize ordinary income equal to the fair market value of their shares or the amount of cash they receive.

Prior to the delivery of any shares or cash pursuant to a RSU award or prior to any time the RSU award or shares are subject to taxation or other tax-related items, we and/or the participant’s employer will have the power and the right to deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy any tax-related items or other items that are required to be withheld or deducted or otherwise applicable with respect to such RSU award.

The MIP Plan Administrator may, at its discretion and pursuant to such procedures as it may specify from time to time, permit a participant to satisfy such withholding or deduction obligations or any other tax-related items, in whole or in part by (without limitation) paying cash, electing to have us withhold otherwise deliverable cash or shares, or delivering to us already-owned shares. The fair market value of the shares to be withheld or delivered will be determined based on such methodology that we deem to be reasonable and in accordance with applicable laws.

We will be entitled to a tax deduction in connection with an RSU award under the Management Incentive Plan only in an amount equal to the ordinary income realized by the Key Employee and at the time the Key Employee recognizes the income. Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to our CEO, CFO and three other most highly paid executives. Based on the compensation program we have designed for the MIP Participants, Section 162(m) will likely limit the amount of ordinary income we may deduct in connection with each RSU award granted under the Management Incentive Plan. However, we believe that the motivating effect the RSU awards will have on the MIP Participants strongly overrides the tax deductions we may lose by granting RSU awards under the Management Incentive Plan.

New Plan Benefits

Subject to and conditioned upon shareholder approval of the Management Incentive Plan, we shall make the following grants described below, effective as of the Closing Date, under the Management Incentive Plan.

Garipalli Time-Based Award

Vivek Garipalli will receive a RSU award under the MIP (the “Garipalli Time-Based Award”) representing three percent (3%) of the number of shares of capital stock outstanding of the combined company as of the Closing Date effective as of the Closing Date on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP. The Garipalli Time-Based Award shall become vested as to twenty percent (20%) of the RSUs subject to the Garipalli Time-Based Award on each of the first five (5) anniversaries of the Closing Date, subject to Mr. Garipalli’s continuous service as Clover Health’s CEO, Co-CEO or Executive Chairman through each vesting date. Except as set forth in Mr. Garipalli’s employment agreement with us, if Mr. Garipalli is terminated for any reason prior to any applicable vesting date, any then unvested RSUs will be forfeited for no consideration. The RSUs shall settle as set forth in the RSU award agreement.

Garipalli Performance-Based Award

Mr. Garipalli shall receive a RSU award under the MIP (the, “Garipalli Performance-Based Award”) representing one percent (1%) of the number of shares of common stock outstanding (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP) of the combined company as of the Closing Date effective as of the Closing Date, which will vest and become settled by satisfying two conditions, as set forth below:

•

Service requirement—the service requirement will be satisfied at a rate of twenty percent (20%) of the RSUs subject to the Garipalli Performance-Based Award on each of the first five anniversaries of the Closing Date, subject to Mr. Garipalli’s continuous service as Clover Health’s CEO, Co-CEO or Executive Chairman through each service-based vesting date. Except as set forth in Mr. Garipalli’s employment agreement with us, if Mr. Garipalli is terminated for any reason prior to any applicable vesting date, any then unvested RSUs will be forfeited for no consideration. The RSUs shall settle as set forth in the RSU award agreement.

•	Performance requirement—the performance requirement will be satisfied if we achieve a volume-weighted average stock price above a threshold of $30, for a period of ninety (90) consecutive calendar days; provided that the performance metrics will not be measured nor may be satisfied prior to the one year anniversary of the Closing Date.

Toy Performance-Based Award

Andrew Toy shall receive a RSU award under the MIP (the “Toy Performance-Based Award”) representing two percent (2%) of the number of shares of common stock outstanding (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP) of the combined company as of the Closing Date effective as of the Closing Date, which will vest and become settled by satisfying two conditions, as set forth below:

•

Service requirement—the service requirement will be satisfied at a rate of twenty percent (20%) of the RSUs subject to the Toy Performance-Based Award on each of the first five anniversaries of the Closing Date, subject to Mr. Toy’s continuous service as a service provider to Clover Health through each service-based vesting date. Except as set forth in Mr. Toy’s employment agreement with us, if Mr. Toy is terminated for any reason prior to any applicable vesting date, any then unvested RSUs will be forfeited for no consideration. The RSUs shall settle as set forth in the RSU award agreement.

•

Performance requirement—the performance requirement will be satisfied if we achieve a volume-weighted average stock price above a threshold broken out into two equal tranches of one percent (1%) of the number of shares of common stock outstanding (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP) of the combined company as of the Closing Date, as set forth in the below table, for a period of ninety (90) consecutive calendar days; provided that the performance metrics will not be measured nor may be satisfied prior to the one year anniversary of the Closing Date.

Tranche	Percentage of the Common Stock Outstanding of the Combined Company at Closing Date*	Stock Price Hurdle
1	1%	$25
2	1%	$30

*	On a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP.

General Terms

Each of the Garipalli Performance-Based Award and the Toy Performance-Based Award (collectively, the “Performance-Based Awards”) will include the following general terms:

•

The performance requirement must be satisfied within five (5) years of the Closing Date (the “Performance Deadline”). Any portion of a Performance-Based Award that is unvested as of the Performance Deadline will be forfeited for no consideration.

•

Upon a Change in Control, if the per share value in the Change in Control is above the Stock Price Hurdle set forth in the above table or, if the Stock Price Hurdle was satisfied at any time prior to a Change in Control, then that Tranche will vest in connection with the Change in Control. Any portion of a Performance-Based Award that is unvested as of the consummation of such Change in Control will be forfeited for no consideration. For the avoidance of doubt, the transaction contemplated by the Agreement and Plan of Merger, dated as of October 5, 2020, shall not constitute a Change in Control for purposes of these Performance-Based Awards

Name and Position	Dollar Value	Number of Shares/Units(1)
Vivek Garipalli(2)	—	20,159,090/20,031,818
Chief Executive Officer
Andrew Toy(3)	—	10,079,545/10,015,909
President and Chief Technology Officer

(1)

The number on the left assumes that there would be 503,977,272 shares of capital stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP), and the number on the right assumes that there would be 500,795,454 shares of capital stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption” scenario (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP). If the actual facts are different from the foregoing assumptions, the amounts in the table will be different.

(2)

Under the Management Incentive Plan, Vivek Garipalli will receive: (i) time-based RSUs representing three percent (3%) of the number of shares of capital stock outstanding (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP) of the combined company as of the closing date and (ii) performance-based RSUs representing one percent (1%) of the number of shares of capital stock outstanding (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP) of the combined company as of the closing date.

(3)

Under the Management Incentive Plan, Andrew Toy will receive performance-based RSUs representing two percent (2%) of the number of shares of capital stock outstanding (on a fully diluted and as converted basis and inclusive of the shares reserved under the MIP, the 2020 Plan and the ESPP) of the combined company as of the closing date.

Equity Compensation Plan Information

As of December 31, 2019, we did not maintain any equity compensation plans.

Vote Required for Approval

The approval of the Management Incentive Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of Clover Health Investments, Corp. 2020 Management Incentive Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of SCH’s Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MANAGEMENT INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ESPP PROPOSAL

Overview

The ESPP Proposal—SCH is asking its shareholders to approve the Clover Health Investments, Corp. 2020 Employee Stock Purchase Plan (referred to elsewhere in this proxy statement as the “ESPP”). The SCH board of directors adopted the ESPP on October 5, 2020, subject to shareholder approval at the extraordinary general meeting. If the ESPP is approved by our shareholders, the ESPP will become effective on the day of the extraordinary general meeting. If the ESPP is not approved by our shareholders, it will not become effective and no shares will be granted thereunder. The ESPP is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex H.

Reasons to Approve the ESPP

The ESPP provides eligible employees with an opportunity to purchase shares of Clover Health Class A common stock at a discount through payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and shareholder interests. Our board of directors believes the ESPP will be an important incentive and retention tool as we continue to compete for talent.

Approval of the ESPP by our shareholders is required, among other things, to comply with stock exchange rules requiring shareholder approval of equity compensation plans and for the ESPP to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Description of the ESPP

Purpose

The ESPP provides a means by which eligible employees and/or eligible service providers of either our company or designated related corporations and affiliates (“Designated Companies”) may be given an opportunity to purchase shares of Clover Health Class A common stock. The ESPP permits us to grant a series of purchase rights to eligible employees and eligible service providers. By means of the ESPP, we seek to (i) retain and assist our related corporations and affiliates in retaining the services of such eligible employees and eligible service providers, (ii) secure and retain the services of new eligible employees and eligible service providers and (iii) provide incentives for such persons to exert maximum efforts for our success and that of our related corporations and affiliates.

Qualified and Non-Qualified Offerings Permitted

The ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as an Employee Stock Purchase Plan pursuant to Section 423 of the Code. The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit ESPP participation in a uniform and non-discriminating basis. In addition, the ESPP authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan under Section 423 of the Code. Except as otherwise provided in the ESPP or determined by the ESPP Administrator (as defined below), the Non-423 Component will be operated and administered in the same manner as the 423 Component. Eligible employees will be able to participate in the 423 Component or Non-423 Component of the ESPP. Eligible service providers (who may or may not be eligible employees) will only be able to participate in the Non-423 Component of the ESPP.

Administration

Our board of directors has the power to delegate administration of the ESPP to a committee composed of not fewer than one member of our board of directors. The ESPP will be administered by our board of directors or a committee thereof (the “ESPP Administrator”). The ESPP Administrator has the final power to construe and interpret both the ESPP and the rights granted under it. The ESPP Administrator has the power, subject to the provisions of the ESPP, to determine when and how rights to purchase Clover Health Class A common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether any employee or other service provider will be eligible to participate in the 423 Component or Non-423 Component of the ESPP. Whether or not our board of directors has delegated administration of the ESPP to a committee, the board of directors will have the final power to determine all questions of policy and expediency that may arise in the administration of the ESPP.

Stock Subject to ESPP

Subject to adjustments as provided in the ESPP, the maximum number of shares of Clover Health Class A common stock that may be issued under the ESPP will not exceed 0.5% of the total outstanding capital stock of the combined company (on a fully diluted and as converted basis and inclusive of the shares reserved under the ESPP, 2020 Plan and the MIP) as of the Closing Date on an as-converted basis, plus the number of shares of Clover Health Class A common stock that are automatically added on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2030 fiscal year in an amount equal to the lesser of (i) one percent (1%) of the total number of shares of Clover Health Class A common stock outstanding on the last day of the calendar month prior to the date of such automatic increase, and (ii) such number of shares of Clover Health Class A common stock as determined by the ESPP Administrator; provided that the maximum number of shares of Clover Health Class A common stock reserved under the ESPP shall not exceed 10% of the total outstanding capital stock of the combined company (inclusive of the shares reserved under the ESPP) as of the Closing Date on an as-converted basis. Notwithstanding the foregoing, the ESPP Administrator may act prior to the first day of any fiscal year to provide that there will be no increase in the share reserve for such fiscal year or that the increase in the share reserve for such fiscal year will be a lesser number of shares of Clover Health Class A common stock than would otherwise occur pursuant to the preceding sentence. If any purchase right granted under the ESPP terminates without having been exercised in full, the shares of Clover Health Class A common stock not purchased under such purchase right will again become available for issuance under the ESPP.

Offerings

The ESPP is implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may be comprised of one or more purchase periods. The maximum length for an offering under the ESPP is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire shares of Clover Health Class A common stock on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of Clover Health Class A common stock, subject to certain limitations.

Eligibility

Purchase rights may be granted only to our employees, employees of designated related corporations or, solely with respect to the Non-423 Component, employees of an affiliate (other than a designated related corporation) or eligible service providers. The ESPP Administrator may provide that employees will not be eligible to be granted purchase rights under the ESPP if, on the offering date, the employee (i) has not completed at least 2 years of service since the employee’s last hire date (or such lesser period as the ESPP Administrator may determine), (ii) customarily works not more than 20 hours per week (or such lesser period as the ESPP Administrator may determine), (iii) customarily works not more than 5 months per calendar year (or such lesser period as the ESPP Administrator may determine), (iv) is a highly compensated employee within the meaning of the Code, or (v) has not satisfied such other criteria as the ESPP Administrator may determine consistent with

Section 423 of the Code. Unless otherwise determined by the ESPP Administrator for any offering, an employee will not be eligible to be granted purchase rights unless, on the offering date, the employee customarily works more than 20 hours per week and more than 5 months per calendar year.

No employee will be eligible for the grant of any purchase rights if, immediately thereafter, such employee owns stock possessing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any related corporation. An eligible employee may be granted purchase rights only if such purchase rights, together with any other rights granted under all our and any related corporations’ Employee Stock Purchase Plans, do not permit such eligible employee’s rights to purchase stock to accrue in excess of $25,000 worth of stock in any calendar year.

Following the Closing, the combined company is expected to have approximately 350 employees who will be eligible to participate in the ESPP.

Participation in the ESPP

On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the ESPP, will be granted a purchase right to purchase up to that number of shares of Clover Health Class A common stock purchasable either with a percentage or with a maximum dollar amount, as designated by the ESPP Administrator; provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s earnings during the period that begins on the offering date (or such later date as the ESPP Administrator determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering.

Purchase Price

The purchase price of shares of Clover Health Class A common stock acquired pursuant to purchase rights will be not less than the lesser of (i) 85% of the fair market value of the shares of Clover Health Class A common stock on the offering date; or (ii) 85% of the fair market value of the shares of Clover Health Class A common stock on the applicable purchase date (i.e., the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the ESPP and deposited with our general funds. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner we direct.

Purchase of Stock

The ESPP Administrator will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of Clover Health Class A common stock will be purchased in accordance with such offering. In connection with each offering, the ESPP Administrator may specify a maximum number of shares of Clover Health Class A common stock that may be purchased by any participant or all participants. If the aggregate purchase of shares of Clover Health Class A common stock issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any ESPP Administrator action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares of Clover Health Class A common stock available will be made in as nearly a uniform manner as will be practicable and equitable.

Withdrawal

During an offering, a participant may cease making contributions and withdraw from the offering by delivering to us or any third party designated by us a company provided withdrawal form. We may impose a deadline before a purchase date for withdrawing. On such withdrawal, such participant’s purchase right in that offering will immediately terminate and we will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions without interest and such participant’s purchase right in that offering will then terminate. A participant’s withdrawal from that offering will have no effect on his or her eligibility to participate in any other offerings under the ESPP, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.

Termination of Eligibility

Purchase rights granted pursuant to any offering under the ESPP will terminate immediately if the participant either (i) is no longer an eligible employee or eligible service provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. We will have the exclusive discretion to determine when a participant is no longer actively providing services and the date of the termination of employment or service for purposes of the ESPP. As soon as practicable, we will distribute to such individual all of his or her accumulated but unused contributions without interest.

Leave of Absence.

A participant will not be deemed to have terminated employment or failed to remain continuously employed by us or a Designated Company in the case of sick leave, military leave, or any other leave of absence approved by us; provided that such leave is for a period of not more than three months or reemployment upon the expiration of such leave is guaranteed by contract or statute. We will have sole discretion to determine whether a participant has terminated employment and the effective date on which the participant terminated employment, regardless of any notice period or garden leave required under local law.

Employment Transfers.

Unless otherwise determined by the ESPP Administrator, a participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between us and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the ESPP or an offering; however, if a participant transfers from an offering under the 423 Component to an offering under the Non-423 Component, the exercise of the participant’s purchase right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a participant transfers from an offering under the Non-423 Component to an offering under the 423 Component, the exercise of the purchase right will remain non-qualified under the Non-423 Component. In the event that a participant’s purchase right is terminated under the ESPP, we will distribute as soon as practicable to such individual all of his or her accumulated but unused contributions.

Restrictions on Transfer

During a participant’s lifetime, purchase rights will be exercisable only by such participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if we so permit, by a beneficiary designation.

Exercise of Purchase Rights

On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares of Clover Health Class A common stock, up to the maximum number of shares of Clover Health Class A common stock permitted by the ESPP and the applicable offering, at the purchase price specified in the offering. Unless otherwise specified in the offering, no fractional shares will be issued and, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares of Clover Health Class A common stock on the final purchase date in an offering, such remaining amount will roll over to the next offering.

No purchase rights may be exercised to any extent unless and until the shares of Clover Health Class A common stock to be issued on such exercise under the ESPP are covered by an effective registration statement pursuant to the U.S. Securities Act of 1933, as amended, and the ESPP is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control, and other laws applicable to the ESPP. If, on the purchase date, as delayed to the maximum extent permissible, the shares of Clover Health Class A common stock are not registered and the ESPP is not in material compliance with all applicable laws or regulations, as determined by us in our sole discretion, no purchase rights will be exercised and all accumulated but unused contributions will be distributed as soon as practicable to the participants without interest.

Capitalization Adjustments

In the event of a capitalization adjustment, the ESPP Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the ESPP, (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to the ESPP, (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding offerings and purchase rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing offering.

Dissolution or Liquidation

In the event of our company’s dissolution or liquidation, the ESPP Administrator will shorten any offering then in progress by setting a new purchase date prior to the consummation of such proposed dissolution or liquidation. The ESPP Administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

Effect of Certain Corporate Transactions

In the event of:

•	a transfer of all or substantially all of our company’s assets;

•	a merger, consolidation or other capital reorganization or business combination transaction of our company with or into another corporation, entity or person; or

•	the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of our then outstanding capital stock;

then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights for outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of Clover Health Class A common stock prior to the corporate transaction under the outstanding purchase rights, and the purchase rights will terminate immediately after such purchase. The ESPP Administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date unless prior to such date the participant has withdrawn from the offering.

Spin-Off.

In the event of a spin-off or similar transaction involving us, the ESPP Administrator may take actions deemed necessary or appropriate in connection with an ongoing offering and subject to compliance with applicable laws (including the assumption of purchase rights under an ongoing offering by the spun-off company, or shortening an offering and scheduling a new purchase date prior to the closing of such transaction). In the absence of any such action by the ESPP Administrator, a participant in an ongoing offering whose employer ceases to qualify as a related corporation as of the closing of a spin-off or similar transaction will be treated in the same manner as if the participant had terminated employment.

Amendment, Termination or Suspension of the ESPP

The ESPP Administrator may amend the ESPP at any time in any respect the ESPP Administrator deems necessary or advisable. However, except with respect to capitalization adjustments described above, shareholder approval will be required for any amendment of the ESPP for which shareholder approval is required by applicable laws, regulations or listing requirements, including any amendment that either (i) increases the number of shares of Clover Health Class A common stock available for issuance under the ESPP, (ii) expands the class of individuals eligible to become participants and receive purchase rights, (iii) materially increases the benefits accruing to participants under the ESPP or reduces the price at which shares of Clover Health Class A common stock may be purchased under the ESPP, (iv) extends the term of the ESPP, or (v) expands the types of awards available for issuance under the ESPP, but in each case only to the extent shareholder approval is required by applicable laws.

The ESPP Administrator may suspend or terminate the ESPP at any time. No purchase rights may be granted under the ESPP while the ESPP is suspended or after it is terminated.

Any benefits, privileges, entitlements, and obligations under any outstanding purchase rights granted before an amendment, suspension, or termination of the ESPP will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment.

Federal Income Tax Information

The following generally summarizes the U.S. federal income tax consequences that will arise with respect to participation in the ESPP and with respect to the sale of Clover Health Class A common stock acquired under the ESPP, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or foreign laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the ESPP should consult their own professional tax advisors concerning tax aspects of rights under the ESPP. Nothing in this proxy statement is written or intended to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. The discussion below concerning tax deductions that may become available to us under U.S. federal tax law is not intended to imply that we will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in other countries is complex, does not generally correspond to federal tax laws, and is not covered by the summary below. This summary also assumes that the 423 Component complies with Code Section 423 and is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

As described above, the ESPP has a 423 Component and a Non-423 Component. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the 423 Component or the Non-423 Component.

423 Component

Rights granted under the 423 Component are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code. Under this component, a participant will be taxed on amounts withheld for the purchase of Clover Health Class A common stock as if such amounts are actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until disposition of the acquired shares. The taxation upon disposition will depend upon the holding period of the acquired shares:

•

If the stock is disposed of more than 2 years after the beginning of the offering and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price, or (ii) the excess of the fair market value of the stock as of the beginning of the offering over the purchase price (determined as of the beginning of the offering) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss.

•

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the purchase date over the purchase price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such purchase date.

Any compensation income that a participant receives upon sale of the Clover Health Class A common stock that he or she purchased under the 423 Component is not subject to withholding for income, Medicare or social security taxes. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Non-423 Component

Rights granted under the Non-423 Component are not intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code. Under this component, a participant will have compensation income equal to the value of the Clover Health Class A common stock on the day he or she purchases the Clover Health Class A common stock, less the purchase price. When a participant sells the Clover Health Class A common stock purchased under the ESPP, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the Clover Health Class A common stock on the day he or she purchased the stock. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Any compensation income that a participant receives upon sale of the Clover Health Class A common stock that he or she purchased under the Non-423 Component is subject to withholding for income, Medicare and social security taxes, as applicable.

Tax Consequences to Clover Health Investments, Corp.

There are no federal income tax consequences to us by reason of the grant or exercise of rights under the ESPP. We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision whether and to what extent to participate in the ESPP. It is therefore not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the ESPP.

Equity Compensation Plan Information

As of December 31, 2019, we did not maintain any equity compensation plans.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of the Clover Health Investments, Corp. 2020 Employee Stock Purchase Plan be approved, ratified and confirmed in all respects.”

Vote Required; Recommendation of the Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows SCH’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and Clover and their respective stockholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the shareholders, SCH’s board of directors may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting be approved.”

Recommendation of the SCH Board of Directors

THE SCH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SCH SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of SCH’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SCH and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, SCH’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “BCA Proposal—Interests of SCH’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to SCH shareholders of Class A ordinary shares and warrants of the Domestication and exercise of redemption rights. This section applies only to SCH shareholders that hold their Class A ordinary shares or warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares;

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the domestication or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds SCH Class A ordinary shares or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any SCH Class A ordinary shares or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and an exercise of redemption rights to them.

U.S. HOLDERS

As used herein, a “U.S. Holder” is a beneficial owner of SCH Class A ordinary shares or warrants who or that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Domestication to U.S. Holders

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, SCH will change its jurisdiction of incorporation from the Cayman Islands to Delaware.

It is intended that the Domestication qualify as an F Reorganization. Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Domestication will qualify as an F Reorganization. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Assuming the Domestication qualifies as an F Reorganization, U.S. Holders of SCH Class A ordinary shares or warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication, except as provided below under the caption headings “—Effects of Section 367 to U.S. Holders” and “—PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if SCH (i) transferred all of its assets and liabilities to Clover Health in exchange for all of the outstanding common stock and warrants of Clover Health; and (ii) then distributed the common stock and warrants of Clover Health the holders of securities of SCH in liquidation of SCH. The taxable year of SCH will be deemed to end on the date of the Domestication.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to SCH Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of Clover Health Class A common stock or warrant received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the SCH Class A ordinary share or warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of Clover Health Class A common stock or warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the SCH Class A ordinary share or warrant surrendered in exchange therefor.

Effects of Section 367 to U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes United States federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to SCH Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

“U.S. Shareholders” of SCH

A U.S. Holder who, on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of SCH stock entitled to vote or 10% or more of the total value of all classes of SCH stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the SCH Class A ordinary shares it directly owns, within the meaning of Treasury Regulations under Section 367 of the Code. A U.S. Holder’s ownership of SCH warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its SCH Class A ordinary shares is the net positive earnings and profits of SCH (as determined under Treasury Regulations under Section 367) attributable to such SCH Class A ordinary shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such SCH Class A ordinary shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

SCH does not expect to have significant, if any, cumulative net earnings and profits on the date of the Domestication. If SCH’s cumulative net earnings and profits through the date of the Domestication is less than or equal to zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its SCH Class A ordinary shares. It is possible, however, that the amount of SCH’s cumulative net earnings and profits may be greater than expected through the date of the Domestication in which case a U.S. Shareholder would be required to include all of its earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the Domestication.

U.S. Holders that Own Less Than 10 Percent of SCH

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) SCH Class A ordinary shares with a fair market value of $50,000 or more and is not a U.S. Shareholder will recognize gain (but not loss) with respect to its Class A ordinary shares in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder’s SCH Class A ordinary shares as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to Clover Health Class A common stock received in the Domestication in an amount equal to the excess of the fair market value of such Clover Health Class A common stock over the U.S. Holder’s adjusted tax basis in the SCH Class A ordinary shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its SCH Class A ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)	a complete description of the Domestication;

(iii)	a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)

a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from SCH establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s SCH Class A ordinary shares and (B) a representation that the U.S. Holder has notified SCH (or Clover Health) that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to SCH or Clover Health no later than the date such tax return is filed. In connection with this election, SCH intends to provide each U.S. Holder eligible to make such an election with information regarding SCH’s earnings and profits upon request.

SCH does not expect to have significant, if any, cumulative earnings and profits through the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that SCH had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its SCH Class A ordinary shares, and thus could be required to include that amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.

EACH U.S. HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING THE CONSEQUENCES TO THEM OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

U.S. Holders that Own SCH Class A Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) SCH Class A ordinary shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

Tax Consequences for U.S. Holders of Warrants

Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the

Code, and the considerations described below relating to PFIC considerations, a U.S. Holder of warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under the heading “—Effects of Section 367 to U.S. Holders” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by SCH would be considered to be passive income and cash held by SCH would be considered to be a passive asset.

PFIC Status of SCH

Based upon the composition of its income and assets, and upon a review of its financial statements, SCH believes that it will likely be considered a PFIC for its current taxable year.

Effects of PFIC Rules on the Domestication

As discussed above, SCH believes that it is likely classified as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. Holders of SCH Class A ordinary shares and warrants upon the Domestication if

(i)	SCH were classified as a PFIC at any time during such U.S. Holder’s holding period in such SCH Class A ordinary shares or warrants and

(ii)

the U.S. Holder had not timely made (a) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such SCH Class A ordinary shares or in which SCH was a PFIC, whichever is later (or a QEF Election along with a purging election), or (b) a mark-to-market election (as defined below) with respect to such SCH Class A ordinary shares. Generally, regulations provide that neither election applies to warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of SCH.

Under these rules:

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s SCH Class A ordinary shares or warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which SCH was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under the heading “—Effects of Section 367 to U.S. Holders” above) generally would be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. Therefore, U.S. Holders of SCH Class A ordinary shares that have not made a timely QEF Election (or a QEF Election along with a purging election) or a mark-to-market election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their SCH Class A ordinary shares and warrants under the PFIC rules in the manner set forth above. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to their SCH Class A ordinary shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of SCH, whether or not such amounts are actually distributed.

The application of the PFIC rules to SCH warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include an SCH warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of SCH warrants for Clover Health warrants pursuant to the Domestication.

Any gain recognized by a U.S. Holder of SCH Class A ordinary shares or warrants as a result of the Domestication pursuant to PFIC rules would be taxable income to such U.S. Holder, taxed under the PFIC rules in the manner set forth above, with no corresponding receipt of cash.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE DOMESTICATION, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election and Mark-to-Market Election

The impact of the PFIC rules on a U.S. Holder of SCH Class A ordinary shares (but not warrants) will depend on whether the U.S. Holder has made a timely and effective election to treat SCH as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of SCH Class A ordinary shares during which SCH qualified as a PFIC (a “QEF Election”) or, if in a later taxable year, the U.S. Holder made a QEF Election along with a purging election. A purging election creates a deemed sale of the U.S. Holder’s SCH Class A ordinary shares at their then fair market value and requires the U.S. Holder to recognize gain pursuant to the purging election subject to the special PFIC tax and interest charge rules described above. As a result of any such purging election, the U.S. Holder would have a new basis and holding period in its SCH Class A ordinary shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances. A U.S. Holder’s ability to make a QEF Election (or a QEF Election along with a purging election) with respect to SCH is contingent upon, among other things, the provision by SCH of a “PFIC Annual Information Statement” to such U.S. Holder. SCH provided PFIC Annual Information Statements to U.S. Holders of SCH Class A ordinary shares, upon request, with respect to its taxable year that ended on December 31, 2019 and will endeavor to continue to provide to a U.S. Holder such information upon request. There is no assurance, however, that SCH will timely provide such information. A U.S. Holder that made a QEF Election (or a QEF Election along with a purging election) may be referred to as an “Electing Shareholder” and a U.S. Holder that did not make a QEF Election may be referred to as a “Non-Electing Shareholder.” As discussed further above, a U.S. Holder is not able to make a QEF Election with respect to SCH warrants.

The impact of the PFIC rules on a U.S. Holder of SCH Class A ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value (a “mark-to-market election”). No assurance can be given that the SCH Class A ordinary shares are considered to be marketable stock for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Class A ordinary shares. A mark-to-market election is not available with respect to warrants.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of SCH Class A ordinary shares (which were exchanged for Clover Health Class A common stock in the Domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Clover Health Class A common stock will depend on whether the redemption qualifies as a sale of the Clover Health Class A common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s Clover Health Class A common stock redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in the Clover Health Class A common stock redeemed.

The redemption of Clover Health Class A common stock will generally qualify as a sale of the Clover Health Class A common stock redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.

For purposes of such tests, a U.S. Holder takes into account not only Clover Health Class A common stock actually owned by such U.S. Holder, but also shares of Clover Health Class A common stock that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to Clover Health Class A common stock owned directly, Clover Health Class A common stock owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any Clover Health Class A common stock such U.S. Holder has a right to acquire by exercise of an option, which would generally include Clover Health Class A common stock which could be acquired pursuant to the exercise of the warrants.

The redemption of Clover Health Class A common stock will generally be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of Clover Health outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of Clover Health outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the Clover Health Class A common stock actually or constructively owned by such U.S. Holder is redeemed or (ii) all of the Clover Health Class A common stock actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the Clover Health Class A common stock owned by certain family members and such U.S. Holder does not constructively own any other Clover Health shares. The redemption of Clover Health Class A common stock will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in Clover Health Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to the Clover Health Class A common stock. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of Clover Health’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other Clover Health Class A common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the Clover Health Class A common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Clover Health Class A common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other Clover Health Class A common stock constructively owned by such U.S. Holder.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication (discussed further above).

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR CLOVER HEALTH COMMON STOCK PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

NON-U.S. HOLDERS

As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of public shares or warrants that is not a U.S. Holder.

Effects of the Domestication to Non-U.S. Holders

We do not expect the Domestication to result in any U.S. federal income tax consequences to non-U.S. Holders of Clover Health Class A common stock and warrants.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of Clover Health Class A common stock and warrants by a non-U.S. Holder after the Domestication.

Distributions

In general, any distributions made to a non-U.S. Holder with respect to Clover Health Class A common stock, to the extent paid out of Clover Health’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its Clover Health Class A common stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such Clover Health Class A common stock, which will be treated as described under “—Sale, Exchange or Other Disposition of Clover Health Common Stock and Warrants” below.

Dividends paid by Clover Health to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Sale, Exchange or Other Disposition of Clover Health Class A common stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Clover Health Class A common stock or warrants unless:

(i)

such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)

the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and any such gain of a non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)

Clover Health is or has been a U.S. real property holding corporation at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either

(A) the Clover Health Class A common stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period, more than 5% of outstanding Clover Health Class A common stock.

If the third bullet point above applies to a non-U.S. Holder, gain recognized by such non-U.S. holder on the sale, exchange or other disposition of Clover Health Class A common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such Clover Health Class A common stock or warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We will be classified as a U.S. real property holding corporation if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Clover Health does not expect to be classified as a U.S. real property holding corporation immediately following the Business Combination. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether Clover Health will be a U.S. real property holding corporation with respect to a non-U.S. holder following the Business Combination or at any future time.

Effects to Non-U.S. Holders of Exercising Redemption Rights

The U.S. federal income tax consequences to a non-U.S. Holder of Clover Health Class A common stock that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its Clover Health Class A common stock will depend on whether the redemption qualifies as a sale of the Clover Health Class A common stock redeemed, as described above under “U.S. Holders—Effects to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of Clover Health Class A common stock, the U.S. federal income tax consequences to the non-U.S. Holder will be as described above under “Non-U.S. Holders—Sale, Exchange or Other Disposition of Clover Health Class A common stock and Warrants.” If such a redemption does not qualify as a sale of Clover Health Class A common stock, the non-U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “Non-U.S. Holders—Distributions.” Because the treatment of a redemption may not be certain or determinable at the time of redemption, redeemed non-U.S. Holders may be subject to withholding tax on the gross amount received in such redemption. Non-U.S. Holders may be exempt from such withholding tax if they are able to properly certify that they meet the requirements of an applicable exemption (e.g., because such non-U.S. Holders are not treated as receiving a dividend under the Section 302 tests described above under “U.S. Holders—Effects to U.S. Holders of Exercising Redemption Rights”).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of Clover Health Class A common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will generally be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities

(including Clover Health Class A common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Clover Health Class A common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Clover Health Class A common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Clover Health Class A common stock or warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination and the PIPE Investment.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2020 combines the unaudited historical condensed balance sheet of SCH as of September 30, 2020 with the unaudited historical condensed consolidated balance sheet of Clover as of September 30, 2020, giving effect to the Business Combination and the PIPE Investment, with an aggregate commitment amount of $400.0 million, as if they had been consummated as of that date.

The following unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 combine the historical statement of operations of SCH and the historical consolidated statement of operations of Clover for such periods on a pro forma basis as if the Business Combination and the PIPE Investment had been consummated on January 1, 2019, the beginning of the earliest period presented.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are: (i) directly attributable to the Business Combination and the PIPE Investment, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the results of operations of the combined company.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the (i) historical audited financial statements of SCH for the period from October 18, 2019 (inception) through December 31, 2019 and (ii) historical unaudited condensed financial statements of SCH as of and for the nine months ended September 30, 2020 and the related notes, in each case, included elsewhere in this proxy statement/prospectus;

•

the (i) historical audited consolidated financial statements of Clover for the year ended December 31, 2019 and (ii) historical unaudited condensed consolidated financial statements of Clover as of and for the nine months ended September 30, 2020 and the related notes, in each case, included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “SCH’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” and other financial information relating to SCH and Clover contained in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2020

(in thousands, except share and per share data)

	Historical		Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) SCH	(B) Clover	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash	$127	$89,732	789,164	(6a)	$774,394	(528,000)	(6n)	$746,394
			(4,629)	(6b)		500,000	(6o)
			400,000	(6c)
			(500,000)	(6o)
Short-term investments	—	15,495	—		15,495	—		15,495
Investment securities, available-for sale	—	12,179	—		12,179	—		12,179
Investment securities, held-to-maturity	—	265	—		265	—		265
Accrued retrospective premiums	—	27,878	—		27,878	—		27,878
Other receivables	—	15,341	—		15,341	—		15,341
Reinsurance recoverable	—	105	—		105	—		105
Healthcare receivables	—	34,325	—		34,325	—		34,325
Prepaid expenses	465	—	—		465	—		465
Other assets, current	—	8,135	(3,222)	(6b)	4,913	—		4,913

Total current assets	592	203,455	681,313		885,360	(28,000)		857,360
Investment securities, available-for-sale, at fair value	—	98,298	—		98,298	—		98,298
Investment securities, held-to-maturity	—	429	—		429	—		429
Other assets	—	9,106	—		9,106	—		9,106
Property and equipment, net	—	2,157	—		2,157	—		2,157
Operating lease right-of-use assets	—	8,660	—		8,660	—		8,660
Goodwill	—	1,243	—		1,243	—		1,243
Cash and cash equivalents held in trust account	828,097	—	(28,980)	(6d)	—	—		—
			(7,055)	(6e)
			(2,898)	(6f)
			(789,164)	(6a)
Other intangible assets	—	2,990	—		2,990	—		2,990

Total assets	$828,689	$326,338	$(146,784)		$1,008,243	$(28,000)		$980,243

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Unpaid claims	$—	$93,615	$—		$93,615	$—		$93,615
Accounts payable and accrued expenses	1,808	25,763	(8,307)	(6h)	15,307	—		15,307
			(1,808)	(6e)
			(2,149)	(6b)
Accrued salaries and benefits	—	4,454	—		4,454	—		4,454
Operating lease liabilities	—	4,750	—		4,750	—		4,750
Current portion of notes and securities payable	—	20,198	—		20,198	—		20,198
Premium deficiency reserve	—	772	—		772	—		772
Reinsurance premium payable	—	—	—		—	—		—
Other liabilities, current	—	5	—		5	—		5

Total current liabilities	1,808	149,557	(12,264)		139,101	—		139,101

	Historical		Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) SCH	(B) Clover	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Deferred rent	—	—	—		—	—		—
Other liabilities	—	13,152	—		13,152	—		13,152
Notes and securities payable, net of discounts and deferred issuance costs	—	96,114	343,454	(6g)	35,339	—		35,339
			(404,229)	(6h)
Derivative liabilities	—	51,086	(51,086)	(6h)	—	—		—
Warrants payable	—	49,402	(49,402)	(6j)	—	—		—
Long-term operating lease liabilities	—	7,294	—		7,294	—		7,294
Deferred underwriting commission	28,980	—	(28,980)	(6d)	—	—		—

Total liabilities	30,788	366,605	(202,507)		194,886	—		194,886

Convertible preferred stock	—	447,747	(447,747)	(6i)	—	—		—
SCH Class A ordinary shares subject to possible redemption	792,901	—	(792,901)	(6l)	—	—		—
Stockholders’ equity (deficit):
SCH preferred shares	—	—	—		—	—		—
SCH Class A ordinary shares	—	—	—		—	—		—
SCH Class B ordinary shares	2	—	(2)	(6k)	—	—		—
Clover common stock, $0.0001 par value	—	4	3	(6h)	—	—		—
			7	(6i)
			(12)	(6m)
			(2)	(6o)
Clover Health common stock, $0.0001 par value	—	—	2	(6k)	40	(8)	(6n)	37
			8	(6l)		5	(6o)
			26	(6m)
			4	(6c)
Additional paid-in capital	7,365	408,949	412,533	(6h)	2,002,652	(527,992)	(6n)	1,974,655
			447,740	(6i)		499,995	(6o)
			49,402	(6j)
			(7,478)	(6e)
			792,893	(6l)
			(5,702)	(6b)
			(3,048)	(6m)
			399,996	(6c)
			(499,998)	(6o)
Accumulated deficit	(2,367)	(901,634)	2,231	(6e)	(1,194,002)	—		(1,194,002)
			(2,898)	(6f)
			(343,454)	(6g)
			51,086	(6h)
			3,034	(6m)
Accumulated other comprehensive gain	—	764	—		764	—		764
Non-controlling interest		3,903	—		3,903	—		3,903

Total stockholders’ equity (deficit)	5,000	(488,014)	1,296,371		813,357	(28,000)		785,357

Total liabilities, redeemable common stock and stockholders’ equity (deficit)	$828,689	$326,338	$(146,784)		$1,008,243	$(28,000)		$980,243

See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Nine Months Ended September 30, 2020

(in thousands, except share and per share amounts)

	Historical		Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) SCH	(B) Clover	Pro Forma Adjustments		Pro Forma Statement of Operations	Pro Forma Adjustments		Pro Forma Statement of Operations
Revenues
Premiums earned, net	$—	$501,100	$—		$501,100	$—		$501,100
Other income	—	3,329	—		3,329	—		3,329
Investment income, net	—	2,226	—		2,226	—		2,226

Total revenue	—	506,655	—		506,655	—		506,655
Expenses:
Net medical claims incurred	—	410,540	—		410,540	—		410,540
Salaries and benefits	—	57,339	—		57,339	—		57,339
General and administrative expenses	—	79,798	—		79,798	—		79,798
Premium deficiency reserve benefit	—	(16,357)	—		(16,357)	—		(16,357)
Depreciation and amortization	—	413	—		413	—		413
Formation and operating costs	2,447	—	(50)	(7a)	166	—		166
			(2,231)	(7b)

Total operating expenses	2,447	531,733	(2,281)		531,899	—		531,899

Income (loss) from operations	(2,447)	(25,078)	2,281		(25,244)	—		(25,244)
Other expense (income):
Change in fair value of warrants	—	31,903	(31,903)	(7d)	—	—		—
Interest expense	—	25,560	(22,019)	(7e)	3,541	—		3,541
Amortization of notes and securities discounts	—	14,935	(14,861)	(7e)	74	—		74
Loss (gain) on derivative	—	(87,475)	87,475	(7f)	—	—		—
Interest income	(97)	—	97	(7c)	—	—		—

Total other expense (income)	(97)	(15,077)	18,789		3,615	—		3,615

Net income (loss)	(2,350)	(10,001)	(16,508)		(28,859)	—		(28,859)
Less: income (loss) attributable to ordinary shares subject to conversion	(93)	—	93	(7g)	—	—		—

Net income (loss) attributable to common stockholders	$(2,443)	$(10,001)	(16,415)		(28,859)	$—		$(28,859)

Net loss per share—basic and diluted	$(0.12)	$(0.23)			(0.07)			$(0.07)

Weighted average common shares outstanding—basic and diluted	20,157,288	42,849,576	378,991,947	(7h)	399,149,235	376,207,410	(7h)	396,364,698

See accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2019

(in thousands, except share and per share amounts)

	Historical		Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(C) SCH	(D) Clover	Pro Forma Adjustments		Pro Forma Statement of Operations	Pro Forma Adjustments		Pro Forma Statement of Operations
Revenues
Premiums earned, net	$—	$456,926	$—		$456,926	$—		$456,926
Other income	—	801	—		801	—		801
Investment income, net	—	4,539	—		4,539	—		4,539

Total revenue	—	462,266	—		462,266	—		462,266

Expenses:
Net medical claims incurred	—	450,645	—		450,645	—		450,645
Salaries and benefits	—	91,626	—		91,626	—		91,626
General and administrative expenses	—	94,757	—		94,757	—		94,757
Premium deficiency reserve expense	—	7,523	—		7,523	—		7,523
Depreciation and amortization	—	551	—		551	—		551
Formation and operating costs	18	—	—		18	—		18
Other expense	—	363	—		363	—		363

Total operating expenses	18	645,465	—		645,483	—		645,483

Income (loss) from operations	(18)	(183,199)	—		(183,217)	—		(183,217)
Other expense (income):
Change in fair value of warrants	—	2,909	(2,909)	(7d)	—	—		—
Interest expense	—	23,155	(16,690)	(7e)	6,465	—		6,465
Amortization of notes and securities discounts	—	15,913	(15,512)	(7e)	401	—		401
Loss (gain) on derivative	—	138,561	(138,561)	(7f)	—	—		—
Interest income	—	—	—		—	—		—

Total other expense (income)	—	180,538	(173,672)		6,866	—		6,866

Net income (loss)	(18)	(363,737)	173,672		(190,083)	—		(190,083)
Less: income (loss) attributable to ordinary shares subject to conversion	—	—	—		—	—		—

Net income (loss) attributable to common stockholders	$(18)	$(363,737)	$173,672		$(190,083)	$—		$(190,083)

Net loss per share—basic and diluted	$(17,631)	$(8.56)			$(0.48)			$(0.48)

Weighted average common shares outstanding—basic and diluted	1	42,469,175	399,149,234	(7h)	399,149,235	396,364,697	(7h)	396,364,698

See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Description of the Merger

On October 5, 2020, SCH entered into the Merger Agreement with Merger Sub, and Clover pursuant to which (i) Merger Sub will merge with and into Clover, with the Clover surviving the merger as a wholly owned subsidiary of SCH, (ii) Clover will merge with and into SCH, with SCH surviving the merger and (iii) SCH will change its name to Clover Health Investments, Corp. Immediately prior to the effective time of the First Merger or at the effective time of the First Merger, Clover shall amend its governing documents to authorize the Clover Class Z Common Stock at par value $0.0001 per share, which will be issued to the excluded holders in connection with the Pre-Closing Restructuring Plan (as defined below).

Clover will affect the below steps set forth in the Merger Agreement (referring as “Pre-Closing Restructuring Plan”):

•

All outstanding shares of Clover preferred stock will convert into shares of Clover common stock. Clover existing common stock refers to the shares of common stock, par value $0.0001 per share, of Clover.

•

All outstanding shares of Clover existing common stock held by NJ Healthcare Investments, LLC, Caesar Ventures, LLC and Titus Ventures, LLC will be exchanged for shares of Clover Class Z Common Stock (“Founder Share Exchange”).

•	All outstanding principal and accrued but unpaid interest due on the Clover’s convertible securities will convert into a number of shares of Clover Class Z Common Stock.

•	All outstanding Clover’s warrants will convert into shares of Clover common stock.

As a result of the Business Combination, among other things, (i) all outstanding shares of Clover common stock (after giving effect to the Pre-Closing Restructuring) as of immediately prior to the effective time of the First Merger, will be cancelled in exchange for the right to receive, or the reservation of, at the election of the holders thereof (except with respect to the shares held by entities affiliated with Vivek Garipalli and certain other holders who will receive only shares of Clover Health B common stock), an amount in cash, shares of Clover Health Class B common stock, or a combination thereof, as adjusted in accordance with the Merger Agreement, which in the aggregate will equal an amount in cash of up to $500.0 million (less any redemptions from SCH’s public shareholders) (the “Cash Consideration”) and a number of shares of Clover Health Class B common stock equal to (A) 350,000,000, minus (B) the aggregate amount of Clover Health Class B common stock to be paid in respect of the shares held by entities controlled by Vivek Garipalli and certain other holders, minus (C) the aggregate amount of Clover Health Class B common stock that would be issuable upon the net exercise or conversion, as applicable, of the Clover Awards, minus (D) the quotient obtained by dividing (x) the Cash Consideration by (y) $10.00; (ii) shares of Clover held by entities controlled by Vivek Garipalli and certain other holders immediately prior to the effective time of the First Merger will be cancelled in exchange for the right to receive shares of Clover Health Class B common stock based on the Exchange Ratio (as defined in the Merger Agreement); and (iii) all shares of Clover common stock reserved in respect of the Clover Awards outstanding as of immediately prior to the effective time of the First Merger, will be converted, based on the Exchange Ratio, into awards based on shares of Class B common stock, which will, in the case of all shares described in clauses (i), (ii) and (iii) hereof, in the aggregate equal an aggregate merger consideration of $3,500,000,000 (the “Aggregate Merger Consideration”). Each share of the Company Class Z Common Stock, in each case, that is issued and outstanding immediately prior to the First Effective Time shall be cancelled and converted into the right to receive a number of shares of Clover Health Class B Common Stock equal to the Exchange Ratio as defined below. For a “no redemption” scenario, the unaudited pro forma condensed combined financial information is presented and an aggregate of $500.0 million of cash will be paid to those of the Clover Stockholders who are eligible to make a cash election on a pro rata basis. For a “maximum redemption” scenario, the unaudited pro forma condensed combined financial information is presented and assumes there will be no Cash Election by Clover Stockholders.

Concurrently with the execution of the Merger Agreement, SCH entered into Subscription Agreements with the PIPE Investors pursuant to which the PIPE Investors have collectively subscribed for 40,000,000 shares of the SCH Class A Common Stock for an aggregate purchase price equal to $400.0 million, a portion of which is expected to be funded by one or more affiliates of Sponsor Related PIPE Investors. The PIPE Investment is contingent upon, among other things, the closing of the Business Combination. See the section entitled “BCA Proposal—Related Agreements—Subscription Agreements.”

2. Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined balance sheet as of September 30, 2020 was prepared using the historical unaudited condensed balance sheets of SCH and Clover as of September 30, 2020 and gives effect to the Business Combination and the PIPE Investment as if they occurred on September 30, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020 give effect to the Business Combination and the PIPE Investment as if they occurred on January 1, 2019 and were prepared using:

•	the historical audited financial statements of SCH for the period from October 18, 2019 (inception) through December 31, 2019;

•	the historical audited consolidated financial statements of Clover for the year ended December 31, 2019;

•	the historical unaudited condensed financial statements of SCH as of and for the nine months ended September 30, 2020; and

•	the historical unaudited condensed consolidated financial statements of Clover as of and for the nine months ended September 30, 2020; and

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of Clover Health Class A common stock post-Business Combination:

•

Scenario 1—a “no redemption of SCH ordinary shares and Cash Election by Clover Stockholders” scenario where (i) no public shareholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) Clover Health issues 300,000,000 shares of Clover Health Class B common stock, which, in the case of Clover Awards, will be shares underlying awards based on Clover Health Class B common stock to Clover Stockholders as the Stock Consideration pursuant to the Merger Agreement and an aggregate of $500.0 million of cash will be paid to those of the Clover Stockholders who are eligible to make a cash election on a pro rata basis; and

•

Scenario 2—a “maximum redemption of SCH ordinary shares and no Cash Election by Clover Stockholders” scenario where (i) a maximum of 52,800,000 of SCH’s outstanding public shares are redeemed in connection with the Business Combination and (ii) Clover Health issues 350,000,000 shares of Clover Health Class B common stock, which, in the case of Clover Awards, will be shares underlying awards based on Clover Health Class B common stock to Clover Stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement and there is no Cash Election by Clover Stockholders because the Cash Election is not permitted if the amount of redemptions exceeds $500.0 million.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

3. Items Not Included in the Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined statements of operations do not include the impacts of any cost or other operating synergies that may result from the Business Combination or any related restructuring costs that may be contemplated.

The unaudited pro forma condensed combined statements of operations do not include adjustments of $343.5 million of accretion of the unamortized discount and $51.1 million of elimination of the derivative liability associated with the conversion of Clover’s convertible securities, and $2.9 million to be paid to Connaught (UK) Limited as compensation for financial advisory services as these transactions are not expected to have a continuing impact on the operations of the combined companies.

4. Accounting for the Merger

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, SCH will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Clover issuing stock for the net assets of SCH, accompanied by a recapitalization. The net assets of SCH will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Clover. See the accounting treatment discussed elsewhere in this proxy statement/prospectus.

5. Shares of Clover Common Stock

The preliminary estimated exchange ratio is calculated in accordance with the terms of the Merger Agreement as a quotient obtained by dividing (i) 350,000,000 shares of the maximum implied stock consideration by (ii) the preliminary estimated aggregate Fully Diluted Company Common Shares (as defined in the Merger Agreement and included elsewhere in the proxy statement/prospects). The estimated aggregate Fully Diluted Company Common Shares is 169,390,077 under Scenario 1 and 169,367,461 under Scenario 2. The difference is in respect of shares underlying options, RSUs and RSAs.

Immediately prior to the closing of the Business Combination, Clover has the following:

•	12,644,657 shares of Clover Common Stock,

•

70,937,899 shares and 70,925,612 shares of Clover Class Z Common Stock in Scenario 1 and Scenario 2, respectively, reflecting the conversion of Clover’s convertible securities and Founder Share Exchange,

•

60,859,022 shares of Clover convertible preferred stock outstanding, excluding 6,568,116 of Clover preferred stock shares owned by founders which are exchanged to Clover Class Z Common Stock in connection with the Pre-Closing Restructuring Plan, and

•	3,484,026 shares and 3,484,045 shares of Clover preferred stock and common stock warrants outstanding in Scenario 1 and Scenario 2, respectively.

In Scenario 1, Clover Health expects to issue approximately 255,649,235 shares of Clover Health Class B Common Stock in the Business Combination to pay an aggregate of $500.0 million of cash (equivalent to 50,000,000 shares after applying the exchange ratio) to those of the Clover Stockholders who are eligible to make a cash election on a pro rata basis, which is determined based on the preliminary estimated exchange ratio of 2.0662 as follows:

Clover Common Stock assumed outstanding prior to the closing of the Business Combination	12,644,657
Assumed Exchange Ratio	2.0662

26,126,822

Clover Class Z Common Stock assumed outstanding prior to the closing of the Business Combination	70,937,899
Assumed Exchange Ratio	2.0662

146,574,490
Clover convertible preferred stock assumed outstanding prior to the closing of the Business Combination	60,859,022
Assumed Exchange Ratio	2.0662

125,749,100
Clover warrant assumed outstanding prior to the closing of the Business Combination	3,484,026
Assumed Exchange Ratio	2.0662

7,198,823
Clover cash consideration shares payment prior to the closing of the Business Combination	(24,198,582)
Assumed Exchange Ratio	2.0662

(50,000,000)
Estimated shares of Clover Health Class B Common Stock issued to Clover Stockholders upon closing of the Business Combination	255,649,235

In Scenario 2, Clover Health expects to issue approximately 305,664,698 shares of Clover Health Class B Common Stock in the Business Combination and to pay no cash to any Clover Stockholder, which is determined based on the preliminary estimated exchange ratio of 2.0665 as follows:

Clover Common Stock assumed outstanding prior to the closing of the Business Combination	12,644,657
Assumed Exchange Ratio	2.0665

26,130,314

Clover Class Z Common Stock assumed outstanding prior to the closing of the Business Combination	70,925,612
Assumed Exchange Ratio	2.0665

146,568,671
Clover convertible preferred stock assumed outstanding prior to the closing of the Business Combination	60,859,022
Assumed Exchange Ratio	2.0665

125,765,890
Clover warrant assumed outstanding prior to the closing of the Business Combination	3,484,045
Assumed Exchange Ratio	2.0665

7,199,823
Estimated shares of Clover Health Class B Common Stock issued to Clover Stockholders upon closing of the Business Combination	305,664,698

6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The unaudited pro forma condensed combined balance sheet as of September 30, 2020 includes pro forma adjustments that are: (i) directly attributable to the Business Combination and the PIPE Investment, and (ii) factually supportable. SCH and Clover did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes

(A)	Derived from the unaudited condensed balance sheet of SCH as of September 30, 2020.

(B)	Derived from the unaudited condensed consolidated balance sheet of Clover as of September 30, 2020.

Pro forma adjustments

(a)	To reflect the release of $759.1 million of cash from the cash and cash equivalents held in the trust account after adjustment for the payment of transaction-related fees.

(b)

To reflect Clover’s estimated payment for $0.8 million of advisory fees, $2.6 million of legal fees, and $2.3 million of accounting and auditing fees and other professional fees related to the Business Combination. Of the total costs of $5.7 million, $4.6 million will be paid upon the closing of the

Business Combination; all such fees have been recorded as an offset to additional paid-in capital. The classification of transaction costs as of September 30, 2020 is as follows:

Transaction costs	Amount
(in thousands)
Amounts previously capitalized and paid	$1,073
Amounts previously capitalized and not paid	2,149
Amounts expected as part of the Business Combination	2,480

Total	$5,702

(c)

To reflect the issuance and sale of 40,000,000 shares of Clover Health Class A Common Stock to the PIPE investors pursuant to subscription agreements for an aggregate commitment amount of $400.0 million concurrent with the completion of the Business Combination.

(d)	To reflect the settlement of $29.0 million of deferred underwriters’ fees incurred during SCH’s IPO that are due upon completion of the Business Combination.

(e)

To reflect SCH’s estimated payment for $5.8 million of professional fees and $1.7 million of other transaction costs related to the Business Combination and the PIPE Investment. Of the total costs of $7.5 million, $7.1 million will be paid upon the closing of the Business Combination; all such fees have been recorded as an offset to additional paid-in capital. The classification of transaction costs as of September 30, 2020 is as follows:

Transaction costs	Amount
(in thousands)
Amounts previously capitalized and paid	$424
Amounts previously capitalized and not paid	1,807
Amounts expected as part of the Business Combination	5,247

Total	$7,478

(f)	To reflect SCH’s estimated payment for financial advisory fees of $2.9 million, which will be paid upon the closing of the Business Combination.

(g)

To reflect the accretion of the unamortized discount related to the Clover’s convertible securities of $343.5 million prior to the conversion of such convertible securities upon consummation of the Business Combination.

(h)

To reflect the conversion of $404.2 million of the outstanding principal and $8.3 million of accrued interest under Clover’s convertible securities into 33,965,841 shares and 33,953,554 shares of Clover common stock in Scenario 1 and Scenario 2, respectively, upon consummation of the Business Combination. The $51.1 million of derivative liability associated with Clover’s convertible securities at the time of the conversion was eliminated in connection with the conversion of Clover’s convertible securities. The elimination of the derivative liability is reflected in accumulated retained earnings (deficit) and not shown in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 as the transaction is not expected to have a recurring impact.

(i)

To reflect the automatic conversion, on a one to one basis, of all outstanding shares of Clover’s preferred stock, with a carrying amount of $447.7 million, into 60,859,022 shares of Clover common stock and 6,568,116 shares of Clover Class Z Common Stock as a part of the Pre-Closing Restructuring Plan. The Clover’s preferred stock outstanding shares are comprised of the following:

Preferred Stock classes	Shares
Series A-1 Preferred Stock	7,199,261
Series A Preferred Stock	5,274,468
Series B Preferred Stock	10,338,818
Series C Preferred Stock	19,066,809
Series D Preferred Stock(1)	18,979,666

Total Preferred Stock issued and outstanding	60,859,022

(1)

Excludes 6,568,116 Series D Preferred Stock shares owned by founders prior to the conversion of the Founder Share Exchange. Per the Founder Share Exchange, these Series D Preferred Stock shares are converted to Clover Class Z Common Stock.

(j)

To reflect the release of $49.4 million of warrant payable associated with liability-classified warrants upon the exercise of all Clover’s outstanding preferred stock and common stock warrants into an aggregate of 3,484,026 shares and 3,484,045 shares of Clover common stock in Scenario 1 and Scenario 2, respectively, upon consummation of the Business Combination.

(k)

To reflect the automatic conversion of all issued and outstanding shares of SCH Class B ordinary shares into an aggregate of 20,700,000 shares of Clover Health Class A common stock upon consummation of the Business Combination.

(l)

In Scenario 1, which assumes no SCH Class A ordinary shares exercise their redemption rights, the common stock subject to redemption into cash amounting to $792.9 million would be transferred to permanent equity.

(m)

To reflect the recapitalization of Clover through the contribution of all the share capital of Clover to Clover Health and the issuance of 143,500,000 shares of Clover Health Class A Common Stock and 255,649,235 shares of Clover Health Class B Common Stock (under Scenario 1) or the issuance of 90,700,000 shares of Clover Health Class A Common Stock and 305,664,698 shares of Clover Health Class B Common Stock (under Scenario 2) and the elimination of the accumulated deficit of SCH, the accounting acquiree. See footnote 7(g) for further detail of share information.

(n)

In Scenario 2, which assumes the maximum number of shares are redeemed into cash by the SCH Class A ordinary shares, $528.0 million would be paid out in cash. The $528.0 million or 52,800,000 shares of Class A common stock represents the maximum redemption amount providing for a minimum closing cash of $700.0 million after including an aggregate commitment amount of $400.0 million cash proceeds from the PIPE Investment and giving effect to payments to redeeming stockholders based on a consummation of the Business Combination on September 30, 2020.

(o)

In Scenario 1, which assumes a maximum Cash Election by Clover Stockholders, to reflect an aggregate of $500.0 million of cash consideration payment (equivalent to 50,000,000 shares after applying the exchange ratio), to those of the Clover Stockholders who are eligible to make a cash election on a pro rata basis. In Scenario 2, which assumes no Cash Election by Clover Stockholders, the $500.0 million of cash consideration payment is removed.

7. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2020 and the Year Ended December 31, 2019

The unaudited pro forma condensed combined statements of operations include pro forma adjustments that are: (i) directly attributable to the transactions described above, (ii) factually supportable, and (iii) expected to have a continuing impact on the results of the post-combination company. SCH and Clover did not have any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. SCH recognized $2.2 million of transaction costs during the nine months ended September 30, 2020 and no transaction costs during the period from October 18, 2019 (inception) through December 31, 2019. No material transaction costs were recognized for Clover during the nine months ended September 30, 2020 and the year ended December 31, 2019.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Clover Health’s Class A and Class B shares outstanding at the closing of the Business Combination, assuming the Business Combination occurred on January 1, 2019. As the unaudited pro forma condensed combined statements of operations are in a loss position, anti-dilutive instruments were not included in the calculation of diluted weighted average number of common shares outstanding.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes

(A)	Derived from the unaudited condensed statement of operations of SCH for the nine months ended September 30, 2020.

(B)	Derived from the unaudited condensed consolidated statement of operations and comprehensive loss of Clover for the nine months ended September 30, 2020.

(C)	Derived from the audited statement of operations of SCH for the period from October 18, 2019 (Inception) through December 31, 2019.

(D)	Derived from the audited consolidated statement of operations and comprehensive loss of Clover for the year ended December 31, 2019.

Pro forma adjustments

(a)

To reflect an adjustment to eliminate $50,000 for administrative and support services to the Sponsor that terminates upon the completion of the Business Combination. SCH entered into an agreement whereby, commencing on April 21, 2020, SCH paid an affiliate of the Sponsor $10,000 per month for office space, administrative and support services.

(b)

To reflect an adjustment to eliminate direct transaction fees incurred as a result of the Business Combination as those fees are not expected to have a continuing impact on the operations of the combined organization.

(c)	To reflect an adjustment to eliminate interest income on cash and marketable securities held in the trust account as of the beginning of the period.

(d)

To reflect an adjustment to eliminate the impact of the change in the fair value of warrant payable for warrants issued by Clover as it is assumed that all warrants would have been exercised for Clover Common Stock pursuant to the Merger Agreement. As a result, such warrants would no longer be subject to fair value accounting following the assumed closing of the Business Combination on January 1, 2019.

(e)

To reflect an adjustment to eliminate interest expense and amortization of discounts on Clover’s convertible securities that were converted to equity upon completion of the Business Combination. The adjustments were based on the total interest expense and amortization of discounts on Clover’s convertible securities recorded as of and for the nine months period ended September 30, 2020 and for the year ended December 31, 2019.

(f)

To reflect an adjustment to eliminate the impact of the change in the fair value of derivative liability associated with Clover’s convertible securities as it is assumed that all convertible securities would have been converted to Clover’s common stock and then to Clover Health Class B Common Stock on January 1, 2019. As a result, the derivative liability would be extinguished following the assumed closing of the Business Combination on January 1, 2019.

(g)	To reflect an adjustment to eliminate income attributable to ordinary shares subject to redemption as of the beginning of the period.

(h)

As the Business Combination and the PIPE Investment are being reflected as if they had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and the PIPE Investment have been outstanding for the entirety of the periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period. Weighted average common shares outstanding—basic and diluted for the nine months ended September 30, 2020 and year ended December 31, 2019 are calculated as follows:

	Nine Months Ended September 30, 2020
	Scenario 1 Combined (Assuming No Redemptions into Cash)	Scenario 2 Combined (Assuming Maximum Redemptions into Cash)
Weighted average shares calculation—basic and diluted
SCH issuance of Class B ordinary shares	20,700,000	20,700,000
Issuance of Clover Health Class A Common Stock in connection with closing of the PIPE Investment	40,000,000	40,000,000
Issuance of Clover Health Class B Common Stock to Clover shareholders in connection with the Business Combination	255,649,235	305,664,698
SCH Class A ordinary shares subject to redemption reclassified to equity	82,800,000	30,000,000

Weighted average shares outstanding	399,149,235	396,364,698

	Year Ended December 31, 2019
	Scenario 1 Combined (Assuming No Redemptions into Cash)	Scenario 2 Combined (Assuming Maximum Redemptions into Cash)
Weighted average shares calculation—basic and diluted
SCH issuance of Class B ordinary shares	20,700,000	20,700,000
Issuance of Clover Health of Class A Common Stock in connection with closing of the PIPE Investment	40,000,000	40,000,000
Issuance of Clover Health Class B Common Stock to Clover shareholders in connection with the Business Combination	255,649,235	305,664,698
SCH Class A ordinary shares subject to redemption reclassified to equity	82,800,000	30,000,000

Weighted average shares outstanding	399,149,235	396,364,698

INFORMATION ABOUT SCH

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to SCH prior to the consummation of the Business Combination.

General

SCH is a blank check company incorporated on October 18, 2019 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although SCH is not limited to a particular industry or sector for purposes of consummating a business combination, SCH focuses on businesses in the technology industries primarily located in the United States. SCH has neither engaged in any operations nor generated any revenue to date. Based on SCH’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On April 24, 2020, SCH consummated its initial public offering of its units, with each unit consisting of one Class A ordinary share and one-third of one public warrant, which included the full exercise by the underwriters of the over-allotment option. Simultaneously with the closing of the initial public offering, SCH completed the private sale of 10,933,333 private placement warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor generating gross proceeds to us of $16.4 million. The private placement warrants are identical to the warrants sold as part of the units in SCH’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of SCH’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of SCH’s initial public offering, a total of $828 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants were placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasury securities and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of September 30, 2020, funds in the trust account totaled $828,096,607. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Cayman Constitutional Documents to modify the substance or timing of SCH’s obligation to redeem 100% of the public shares if it does not complete a business combination by April 24, 2022 and (3) the redemption of all of the public shares if SCH is unable to complete a business combination by April 24, 2022 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Effecting SCH’s Initial Business Combination

Fair Market Value of Target Business

The rules of the NYSE require that SCH’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for the payment of taxes and excluding the amount of any deferred underwriting discount held in trust). SCH’s board of directors determined that this test was met in connection with the proposed Business Combination.

Shareholder Approval of Business Combination

SCH is seeking stockholder approval of the Business Combination at the extraordinary general meeting, at which shareholders may elect to redeem their shares, regardless of if or how they vote in respect of the BCA Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). SCH will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved. Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor and each director of SCH have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any ordinary shares held by them. The ordinary shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor (including SCH’s independent directors) owns 20% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or SCH’s securities, the Sponsor, Clover Health or their respective directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of SCH’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Clover Health or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) Clover Health’s net tangible assets (as determined in accordance with Rule 3a5 1(g)(1) of the Exchange Act) being at least $5,000,001.

Liquidation if No Business Combination

If SCH has not completed the Business Combination with Clover by April 24, 2022 and has not completed another business combination by such date, in each case, as such date may be extended pursuant to SCH’s Cayman Constitutional Documents, SCH will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the 82,800,000 public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of SCH’s remaining shareholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Sponsor has entered into a letter agreement with SCH, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their SCH Class B ordinary shares if SCH fails to complete its business combination within the required time period. However, if Sponsor owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if SCH fails to complete its business combination within the allotted time period.

The Sponsor and SCH’s directors and officers have agreed, pursuant to a written agreement with SCH, that they will not propose any amendment to the Cayman Constitutional Documents (A) to modify the substance or timing of SCH’s obligation to allow for redemption in connection with SCH’s initial business combination or to redeem 100% of its public shares if it does not complete its business combination by April 24, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless SCH provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding public shares. However, SCH may not redeem its public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

SCH expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing SCH’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, SCH may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the trust account could, however, become subject to the claims of SCH’s creditors which would have higher priority than the claims of SCH’s public shareholders. SCH cannot assure you that the actual per-share redemption amount received by public shareholders will not be substantially less than $10.00. See the section entitled “Risk Factors—Risks Related to the Business Combination and SCH—If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein. While SCH intend to pay such amounts, if any, SCH cannot assure you that SCH will have funds sufficient to pay or provide for all creditors’ claims.

Although SCH will seek to have all vendors, service providers (other than SCH’s independent auditors), prospective target businesses and other entities with which SCH does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of SCH’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against SCH’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, SCH’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where SCH may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where SCH is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of SCH’s public shares, if SCH has not completed SCH’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with SCH’s initial business combination, SCH will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than SCH’s independent auditors) for services rendered or products sold to us, or a prospective target business with which SCH has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under SCH’s indemnity of the underwriters of SCH’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. SCH has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SCH believes that the Sponsor’s only assets are securities of SCH and, therefore, the Sponsor may not be able to satisfy those obligations. None of SCH’s other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, SCH’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While SCH currently expects that SCH’s independent directors would take legal action on SCH’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that SCH’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, SCH cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share. See the section entitled “Risk Factors—Risks Related to the Business Combination and SCH—If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein.

SCH will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than SCH’s independent auditors), prospective target businesses and other entities with which SCH does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under SCH’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

If SCH files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in SCH’s insolvency estate and subject to the claims of third parties with priority over the claims of SCH’s shareholders. To the extent any insolvency claims deplete the trust account,

SCH cannot assure you SCH will be able to return $10.00 per share to SCH’s public shareholders. Additionally, if SCH files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by SCH’s shareholders. Furthermore, SCH’s board of directors may be viewed as having breached its fiduciary duty to SCH’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. SCH cannot assure you that claims will not be brought against us for these reasons. See the section entitled “Risk Factors—Risks Related to the Business Combination and SCH—If, after we distribute the proceeds in the trust account to our public shareholders, SCH files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

SCH’s public shareholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) SCH’s completion of an initial business combination, and then only in connection with those SCH Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of SCH’s obligation to allow redemption in connection with SCH’s initial business combination or to redeem 100% of the public shares if SCH does not complete SCH’s initial business combination by April 24, 2022 or (B) with respect to any other provision relating to the shareholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if SCH has not completed an initial business combination by April 24, 2022, subject to applicable law. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Holders of SCH warrants will not have any right to the proceeds held in the trust account with respect to the SCH warrants.

Facilities

SCH currently maintains its executive offices at 317 University Ave, Suite 200, Palo Alto, California 94301. The cost for this space is included in the $10,000 per month fee that SCH pays an affiliate of the Sponsor for office space, administrative and support services. SCH considers its current office space adequate for SCH’s current operations.

Upon consummation of the Business Combination, the principal executive offices of Clover Health will be located at 725 Cool Springs Boulevard, Suite 320, Franklin, Tennessee 37067.

Employees

SCH currently has four officers. Members of SCH’s management team are not obligated to devote any specific number of hours to SCH’s matters but they intend to devote as much of their time as they deem necessary to SCH’s affairs until SCH has completed SCH’s initial business combination. The amount of time that any members of SCH’s management team will devote in any time period will vary based on whether a target business has been selected for SCH’s business combination and the current stage of the Business Combination process.

Competition

If SCH succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from Clover’s competitors. SCH cannot assure you that, subsequent to the Business Combination, Clover will have the resources or ability to compete effectively. Information regarding Clover’s competition is set forth in the sections entitled “Information about Clover—Our Competition.”

Directors and Executive Officers

SCH’s current directors and executive officers are as follows:

Name	Age	Position
Chamath Palihapitiya	44	Chief Executive Officer and Chairman of the Board of Directors
Ian Osborne	37	President and Director
Steven Trieu	41	Chief Financial Officer
Simon Williams	40	General Counsel and Secretary
Jacqueline D. Reses	50	Director
James Ryans	44	Director

Chamath Palihapitiya

Mr. Chamath Palihapitiya has been SCH’s Chief Executive Officer and the Chairman of SCH’s board of directors since October 2019. Mr. Palihapitiya served as the Chief Executive Officer and the Chairman of the Board of Directors of IPOA from May 2017 until the consummation of its business combination with Virgin Galactic in October 2019, and continues to serve as the Chairman of the Board of Directors of Virgin Galactic. Mr. Palihapitiya also served as a director of Slack Technologies Inc. from April 2014 until October 2019. Prior to founding Social Capital in 2011, Mr. Palihapitiya served as Vice President of User Growth at Facebook, and is recognized as having been a major force in its launch and growth. Mr. Palihapitiya was responsible for overseeing Monetization Products and Facebook Platform, both of which were key factors driving the increase in Facebook’s user base to more than 750 million individuals worldwide. Prior to working for Facebook, Mr. Palihapitiya was a principal at the Mayfield Fund, one of the United States’ oldest venture firms, before which he headed the instant messaging division at AOL. Mr. Palihapitiya graduated from the University of Waterloo, Canada with a degree in electrical engineering.

Ian Osborne

Mr. Ian Osborne has been a director of SCH since October 2019 and the President since January 2020. Mr. Osborne is the Co-founder and Chief Executive Officer of Hedosophia, an investment firm, which has invested in leading Internet and technology companies since 2012. Mr. Osborne served as a director of IPOA from May 2017 until the consummation of its business combination with Virgin Galactic in October 2019. Mr. Osborne has advised leading Internet and technology companies, their founders and CEOs, since 2009. Mr. Osborne is also the indirect controlling shareholder and a director of Connaught, a financial advisory firm. From 2010 to 2012, Mr. Osborne was a Partner and Managing Director at DST Global, a family of funds investing in Internet companies, which was established in 2009 and which has notable successes including Alibaba, Airbnb, Facebook, Spotify and Twitter. Mr. Osborne was educated at St Paul’s School, King’s College London, and the London School of Economics.

Steven Trieu

Mr. Steven Trieu has been the Chief Financial Officer of SCH since January 2020. Mr. Trieu is a Partner and the Chief Financial Officer of Social Capital, an affiliate of the Company’s sponsor, since October 2017 and is responsible for overseeing the operations of Social Capital’s family of funds, management company and related entities. Mr. Trieu served as the Chief Financial Officer of IPOA from March 2019 until the consummation of its business combination with Virgin Galactic in October 2019. Prior to joining Social Capital, Mr. Trieu was VP of Finance at Quora, Inc. from October 2011 to June 2016, where he was responsible for its day-to-day finance and legal operations. Prior to that, Mr. Trieu was Director, Finance and Business Operations at Facebook, Inc. from August 2007 to October 2011. Mr. Trieu led the formation of its initial business operations and sales finance teams. Mr. Trieu also previously held a similar role at Yahoo!, Inc., supporting its local markets and commerce divisions. Before that, Mr. Trieu spent time on Wall Street both as an investment banking and alternative investments associate. Mr. Trieu graduated from the University of Massachusetts, Amherst with a degree in finance and economics.

Simon Williams

Mr. Simon Williams has been the General Counsel and Secretary of SCH since January 2020. Mr. Williams has been Hedosophia’s Chief Administrative Officer since March 2017. Mr. Williams served as the General Counsel and Secretary of IPOA from May 2017 until the consummation of its business combination with Virgin Galactic in October 2019. Prior to joining Hedosophia, Mr. Williams was legal counsel at Balderton Capital, a London-based venture firm focused on backing European-founded technology companies, from January 2015 to March 2017. Prior to working at Balderton Capital, Mr. Williams was an associate in the London offices of each of Covington & Burling LLP and Morrison & Foerster LLP. Mr. Williams is a solicitor, qualified in England & Wales, having attended Nottingham Law School. Mr. Williams holds an MA and BA from the University of Nottingham.

Jacqueline D. Reses

Ms. Reses has been a director of SCH since April 2020. Ms. Reses served as a director of IPOA from September 2017 until the consummation of its business combination with Virgin Galactic in October 2019. Ms. Reses has served as Square Capital Lead since October 2015, and continues to serve as Square Capital Lead, and previously served as People Lead of Square, Inc. from February 2016 to July 2018. From September 2012 to October 2015, Ms. Reses, served as Chief Development Officer of Yahoo! Inc. In this role, she focused on leading partnerships, acquisitions and investments, significant corporate tax transactions, as well as human resources. Prior to joining Yahoo, Ms. Reses led the U.S. media group as a Partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. Ms. Reses previously served on the board of directors of Alibaba Group Holding Limited and is currently on the board of National Public Radio and the Economic Advisory Council of the Federal Reserve Bank of San Francisco. Ms. Reses holds a BS in Economics with honors from the Wharton School of the University of Pennsylvania.

Dr. James Ryans

Dr. Ryans served as a director and the chairman of the audit committee of IPOA from September 2017 until the consummation of its business combination with Virgin Galactic in October 2019, and continues to serve as a member of Virgin Galactic’s board of directors. Dr. Ryans is a professor of accounting at London Business School since 2016 and teaches financial accounting at the graduate and post-graduate levels and directs an executive education program on mergers and acquisitions. His current research focuses on topics in mergers and acquisitions, firm disclosure and government oversight of financial reporting. From 2012 until 2016, Dr. Ryans was a graduate student instructor at the University of California Berkeley. From 2003 to 2011, Dr. Ryans oversaw investments and business development at Chelsea Rhone LLC and its affiliate HealthCap RRG, a mutual insurance company. From 1999 until 2001, Dr. Ryans was a consultant with Deloitte & Touche. Dr. Ryans is a CFA charterholder and holds a Ph.D. in business administration from the University of California Berkeley, an MBA from the University of Michigan and a BASc in electrical engineering from the University of Waterloo.

Number, Terms of Office and Appointment of Directors and Officers

SCH’s board of directors consists of four members. Prior to our initial business combination, holders of SCH’s founder shares have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of SCH’s public shares do not have the right to vote on the appointment of directors during such time. These provisions of our Cayman Constitutional Documents may only be amended by a special resolution passed by a majority of at least 90% of our ordinary shares attending and voting in a general meeting. Each of SCH’s directors hold office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on SCH’s board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of SCH’s board of directors or by a majority of the holders of SCH’s ordinary shares (or, prior to SCH’s initial business combination, holders of SCH’s founder shares).

SCH’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. SCH’s board of directors is authorized to appoint persons to the offices set forth in the Cayman Constitutional Documents, as it deems appropriate. The Cayman Constitutional Documents provide that SCH’s officers may consist of a Chairperson, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

Director Independence

The rules of the NYSE require that a majority of SCH’s board of directors be independent. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company).

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of the NYSE. In addition, members of SCH’s compensation committee and nominating and corporate governance committee must also satisfy the independence criteria set forth under the listing standards of the NYSE.

SCH’s board of directors has determined that each of Dr. Ryans and Ms. Reses is an “independent director” as defined in the NYSE listing standards and applicable SEC rules.

SCH’s independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of SCH’s directors or executive officers has received any cash compensation for services rendered to SCH. Commencing on April 21, 2020 through the earlier of the consummation of SCH’s business combination and SCH’s liquidation, SCH accrues an obligation to an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. The Sponsor, directors and executive officers or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. SCH’s audit committee reviews on a quarterly basis all payments that were made by SCH to the Sponsor, directors, executive officers or SCH or any of their respective affiliates. In March 2020, the Sponsor transferred 100,000 founder shares to each of Ms. Reses and Dr. Ryans at their original per-share purchase price.

SCH is not party to any agreements with its directors or officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence SCH’s management’s motivation in identifying or selecting a target business and SCH does not believe that the ability of its management to remain with it after the consummation of its business combination should be a determining factor in its decision to proceed with any business combination.

Legal Proceedings

On October 29, 2020, Paul Chaplin, a purported stockholder of SCH, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Paul Chaplin v. Social Capital Hedosophia Holdings Corp. III, et al., case number 655802/2020, against SCH and the members of its board of directors (the “Chaplin Complaint”). The Chaplin Complaint asserts a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against SCH in connection with the proposed business combination. The Chaplin Complaint alleges, among other things, that (i) defendants engaged in a flawed and unfair sales process and agreed to inadequate consideration in connection with the proposed Business Combination, and (ii) that our

Registration Statement on Form S-4 filed with the SEC on October 20, 2020 in connection with the proposed Business Combination is materially misleading and incomplete. The Chaplin Complaint seeks, among other things, to enjoin the proposed Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses. Defendants have not yet responded to the Chaplin Complaint.

Periodic Reporting and Audited Financial Statements

SCH has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, SCH’s annual reports contain financial statements audited and reported on by SCH’s independent registered public accounting firm. SCH has filed with the SEC its Quarterly Report on Form 10-Q covering the nine months ended September 30, 2020.

SCH’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “we,” “us,” “our, “ the “Company” or “SCH” refer to SCH prior to the consummation of the Business Combination. The following discussion and analysis of SCH’s financial condition and results of operations should be read in conjunction with SCH’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. SCH’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on October 18, 2019 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We reviewed a number of opportunities to enter into a business combination with an operating business, and entered into the Merger Agreement on October 5, 2020. We intend to finance the Business Combination through shares of Clover Health common stock issued to Clover Stockholders and the PIPE Investors.

The issuance of additional shares in a business combination:

•

may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the SCH Class B ordinary shares resulted in the issuance of SCH Class A ordinary shares on a greater than one-to-one basis upon conversion of the SCH Class B ordinary shares;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;

•

could cause a change of control if a substantial number of our ordinary shares is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present directors and officers;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

•	may adversely affect prevailing market prices for our units, ordinary shares and/or warrants; and may not result in adjustment to the exercise price of our warrants.

Similarly, if we issue debt securities or otherwise incur significant indebtedness, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•	our inability to pay dividends on our ordinary shares;

•

using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•

increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We have incurred, and expect to incur, significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete a business combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from October 18, 2019 (inception) to September 30, 2020 were organizational activities and those necessary to consummate our initial public offering, described below, and activities in connection with the search for a Business Combination, including the potential acquisition of Clover. We do not expect to generate any operating revenues until after the completion of our business combination. We have generated and expected to generate non-operating income in the form of interest income on marketable securities held after our initial public offering. We have incurred and expect to incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For each of the three and nine months ended September 30, 2020, we had a net loss of $2,293,004 and $2,349,569, respectively, which consisted of operating costs of $2,325,365 and $2,446,176, respectively, offset by interest income on cash and marketable securities held in the trust account of $32,361 and $96,607, respectively.

Liquidity and Capital Resources

Until the consummation of the initial public offering, our only source of liquidity was an initial purchase of ordinary shares by the Sponsor and loans from our Sponsor.

On April 24, 2020, SCH consummated its initial public offering of 82,800,000 units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 10,800,000 units, at a price of $10.00 per unit, generating gross proceeds of $828.0 million. Simultaneously with the closing of the initial public offering, SCH consummated the sale of 10,933,333 private placement warrants to the Sponsor at a price of $1.50 per private placement warrant generating gross proceeds of $16.4 million.

Following the initial public offering, the exercise of the over-allotment option in full and the sale of the private placement warrants, a total of $828.0 million was placed in the Trust Account, and we had $1,663,066 of cash held outside of the Trust Account, after payment of costs related to the initial public offering, and available for working capital purposes. We incurred $44,156,346 in transaction costs, including $14.4 million of underwriting fees, $28.98 million of deferred underwriting fees and $776,346 of other costs.

For the nine months ended September 30, 2020, cash used in operating activities was $1,104,278. Net loss of $2,349,569 was offset by interest earned on cash and marketable securities held in the Trust Account of $96,607 and changes in operating assets and liabilities, which used $1,341,898 of cash.

As of September 30, 2020, SCH had cash and marketable securities held in the trust account of $828,096,607. SCH may withdraw interest to pay its income taxes, if any. SCH intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, excluding deferred underwriting commissions, to complete the business combination. SCH may withdraw interest from the trust account to pay taxes, if any. To the extent that SCH’s share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2020, SCH had cash of $126,745 held outside the Trust Account. SCH intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of SCH’s officers and directors may, but are not obligated to (other than pursuant to the Promissory Note), loan SCH additional funds as may be required. If SCH completes a business combination, SCH may repay such loaned amounts out of the proceeds of the Trust Account released to SCH. In the event that a business combination does not close, SCH may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.50 per warrant, at the option of the lender. The warrants would be identical to the private placement warrants.

On October 19, 2020, SCH issued the Promissory Note to the Sponsor, pursuant to which SCH may borrow up to an aggregate principal amount of $2,500,000. On October 19, 2020, SCH borrowed $806,208 under the Promissory Note.

SCH may need to raise additional capital through loans or additional investments from the Sponsor, officers, directors, or third parties. SCH’s officers, directors and the Sponsor may, but are not obligated to (other than pursuant to the Promissory Note), loan SCH additional funds, from time to time or at any time to meet SCH’s working capital needs. Accordingly, SCH may not be able to obtain additional financing. If SCH is unable to raise additional capital, SCH may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. SCH cannot provide any assurance that new financing will be available to SCH on commercially acceptable terms, if at all. These conditions raise substantial doubt about SCH’s ability to continue as a going concern.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, administrative and support services, provided to SCH. We began incurring these fees on April 22, 2020 and will continue to incur these fees monthly until the earlier of the completion of a Business Combination and the Company’s liquidation.

The underwriters are entitled to a deferred fee of $0.35 per unit, or $28,980,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Class A Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of our balance sheets.

Net loss per ordinary share

The Company applies the two-class method in calculating earnings per share. Ordinary shares subject to possible redemption which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net income (loss) per ordinary share since such shares, if redeemed, only participate in their pro rata share of the trust account earnings. The Company’s net income is adjusted for the portion of income that is attributable to ordinary shares subject to redemption, as these shares only participate in the earnings of the trust account and not its income or losses.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Quantitative and Qualitative Disclosures About Market Risk

As of September 30, 2020, we were not subject to any market or interest rate risk. Following the consummation of our initial public offering, the net proceeds of our initial public offering, including amounts in the trust account, have been invested in certain U.S. government securities with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2020. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act) were effective.

Changes in Internal Control Over Financial Reporting

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

LETTER FROM CLOVER’S FOUNDERS

WHO WE ARE—AND WHY WE EXIST

Why is health care so broken?

This question is never far from most people’s minds. About 7 in 10 Americans say that health care has “major problems” or is in “a state of crisis”—a number that has barely budged for 25 years. People from all walks of life are profoundly concerned about rising costs, falling choice, and finding quality care. Americans want health care that works.

This question is always on our minds. So is another: How do we fix health care so people pay less, have more choice, and get the better care that leads to better lives?

We’ve given a lot of thought to the answer.

One of us—Vivek—is the son of two doctors. Vivek founded five health care companies before age 40, ranging from diagnostic services to hospitals to cancer research. He’s seen firsthand how health care is more focused on financial results than improving lives.

One of us—Andrew—came to health care after a career in technology. After starting and selling a start-up and working in senior roles at Silicon Valley companies, Andrew set out to build a business that helped people. He saw the biggest challenges and best opportunities in health care.

While we come from different perspectives, the two of us reached the same conclusion: Health care is broken because it doesn’t empower the right people.

We created Clover Health to right this wrong.

We empower patients—our members—to find the high-quality care they deserve. We give them more and better choices, leading to healthier, happier, and longer lives. Our goal is for every patient to find excellent care everywhere they go.

We empower physicians—our partners—to more effectively do the work they love. We give them cutting-edge tools to help them provide their patients with excellent, personalized, data-driven care. Our goal is for every physician to have the information they need to make the best decisions every time.

Sadly, individual empowerment is at odds with the current structure of the health care system. That’s why we’ve developed disruptive technology that enables us to drive systemic change on a nationwide scale. Our unconventional approach can align interests and incentives so that health care finally puts people first.

We’re not just here to fix the broken health care system. Clover Health is here to improve every life.

WHAT WE DO—AND HOW WE DO IT

What makes Clover Health different?

From the outside, we look like a typical health insurance company. From the inside, Clover is employing cutting-edge technology to refocus health insurance on improving patient outcomes, not managing financial risk. Our unique approach enables us to deliver what patients want: Better care for less money and with more choice.

Early on, we realized the best way to fix health care is from within. Health insurance companies have exceptional leverage and access to data, which gives them an outsized ability to shape how the broader health care system works. Insurance is where the power is, and since we want to take that power and give it back to patients and physicians, that’s where we choose to be.

Because we’re not a typical health insurance company, our approach departs from the crowd. Instead of excluding sick patients, we’re working to give everyone access to high-quality care. Instead of building narrow, closed provider networks, we build wide and open ones. Instead of focusing on data to improve billing processes, we use it to improve physician decision-making. We’re as determined to improve the quantity of choice as we are the quality of care.

At the core of our model is technology—specifically, the Clover Assistant. A free software platform for physicians, it helps us relentlessly improve individual health by creating a powerful “closed loop” in health care.

The closed loop is the “holy grail” of tech. To create one, you have to be in a position to measure every stage of a process, from start to finish. Then you can analyze the data and improve the outcomes, quickly and repeatedly. Amazon does this with online shopping. Google does this with advertising. Clover Health is doing this with health care.

Our software creates a closed loop with patient information, giving us a holistic view of our members’ unique health needs. Primary care physicians use the Clover Assistant to record each members’ conditions, treatments, reactions, and prognosis. This information filters through our clinically based technology platform, which recommends to the physician a personalized, data-driven care plan for each member in real time. The more physicians use the Clover Assistant, the better it gets, with even more tailored care plans for each of our members.

Physicians love the Clover Assistant. Intuitive and easy to use, it gives them the right information at the right time, helping them make the right choices for their patients. This helps explain why the Clover Assistant is so popular. Our plans don’t require physicians to adopt it, but the physicians that do so use it for 80% of their interactions with our members. The Clover Assistant has a Net Promoter Score of +64 – comparable to consumer technology platforms like Netflix, and far above negatively-ranked health technology products, such as electronic health record systems.

In a very real sense, the Clover Assistant is a physician’s “best friend.” And by empowering physicians en masse, it enables us to empower patients on a massive scale—and at an amazing speed.

Where other companies acquire data at the speed of health care, sometimes taking months or years, we acquire massive amounts of data at the speed of software. With that information in hand, physicians and our clinical team then uses medical guidelines and advanced machine learning to curate personalized treatment protocols.

The entire ecosystem is constantly being updated and upgraded with the most up-to-date resources and recommendations. We release a new version of the Clover Assistant every three weeks, on average. Each iteration provides even better support to physicians. Each iteration leads to even better and more personalized care for our members. Each iteration brings us closer to our goal of improving every life.

WHERE WE ARE—AND WHERE WE’RE GOING

Our first venture is in Medicare Advantage. Its unique design is friendly to building a flourishing business. It has a population with major care needs, with more than two-thirds of recipients having two or more chronic conditions. In our view, there is no more important market in which to improve lives.

We designed our plans so that we profit by empowering people. As physicians use the Clover Assistant, it improves care for our members and the performance of our plans. As our margins improve, we use the savings to make our plans more affordable and our physician networks larger. As prices drop and networks grow, our plans become the obvious choice. As more members sign up, they find more choices and higher-quality care. The longer this goes on, the more lives are changed

To put a finer point on it: Our technology drives better care, which often leads to better margins, which helps us offer better and more affordable “obvious” plans for patients, which benefits the company by driving membership growth. We’re confident our approach is scalable nationwide, putting Clover in a position to thrive in every Medicare Advantage market in America.

We’ve already seen a glimpse of what’s possible. Clover currently offers Medicare Advantage plans in 7 states and 34 markets. Our “obvious” plans are among the most affordable in their markets. They generally offer the widest physician networks. As a result, they benefit from industry-leading organic growth, with a 38% annual growth rate compared to an 8% industry average.

Crucially, we can move into new markets, and indeed, virtually every U.S. market. While other companies are constrained by their asset-heavy approach or geographic limitations, our software-centered strategy enables growth potential in every environment – urban, suburban, and rural. Our goal is to provide Medicare Advantage’s more than 24 million consumers with access to our plans and claim most of them as members. Millions of patients with the most pressing health needs would find more choice, lower costs, and better care.

But Medicare Advantage is just the beginning. It is the foundation on which we’re building to transform the wider health care world. We see opportunities in the other two-thirds of Medicare. We see pathways to succeed in Medicaid and commercial insurance. Because our infrastructure is built on software, we believe we can eventually enter these adjacent markets in a highly scalable way, enabling Clover Health to lower costs, increase choice, and improve care for hundreds of millions of people.

After all, our mission is to improve every life, and we mean every word of it.

OUR PROMISE—AND OUR PURPOSE

We’re looking for investors who share our mission.

We’re looking for investors who want high growth driven by high social impact over the long term.

If you want to invest in just another health insurance company, that’s not us. If you want just another technology company, that’s not us. We don’t think either is capable of achieving our goal of giving better care to everyone. Typical insurers lack the incentives and tech firms lack the positioning. If that’s what you want, we won’t be good for you, nor you for us.

But if you want a company that puts people at the heart of health care, then we’re it. We’ve got a long-term vision and we want long-term investors who will help us realize it. Our promise is that Clover Health will always strive to empower people, because their success is ultimately ours.

Of course, we recognize that the health care landscape is rapidly changing. The pace and magnitude are likely to intensify in the years ahead. Our technology-centered strategy enables us to be agile and adaptable yet still make ongoing progress toward our North Star—improving every life. We believe we are well positioned to both keep up with rapid change and propel it, continuously giving patients the lower costs, greater choice, and better care they want and deserve.

Health care has been broken for far too long. We hope you’ll join us as we strive to fix it and move toward a future where everyone leads healthier, happier, and longer lives.

Vivek Garipalli	Andrew Toy
CEO	President & Chief Technology Officer

LETTER FROM CLOVER’S CLINICAL LEADERS

“Why We Work At Clover Health”

We’re often asked by our fellow physicians why we chose to work at Clover Health. Our answers revolve around the same essential point: We believe this company will revolutionize how physicians provide care to patients, making it better, cheaper, and more personalized for the people we promised to serve.

What we’re doing at Clover Health is the most important work of our careers. We have a combined 71 years of clinical experience, from the emergency room to the exam room to the classroom to the boardroom and beyond. We’ve worked for providers, like hospitals and outpatient facilities; payors, like insurance companies and Medicare; health systems, like the VA and academic medical centers; and more. Along the way, we’ve seen the many barriers that impede front-line clinicians from providing better care to their patients, especially the most vulnerable.

Over the years, we’ve seen and heard plenty of best-laid plans to help physicians provide better care for their patients, typically without success. By contrast, Clover Health has an actionable and scalable strategy that we believe will make better health care a reality for everyone—and it’s already having a significant impact.

There are three main things that make Clover Health highly effective.

First, it listens to physicians.

Second, it leverages technology to break the barriers physicians face.

Third, it learns constantly, leading to ongoing improvements in physician performance and patient care.

The combination of these factors creates something wholly new in health care, so it’s worth exploring each one in detail.

We can’t overstate how important it is that Clover listens to the members of our profession. Many other companies don’t do that, which causes them to overlook some of health care’s biggest issues.

From the outset, Clover heard that physicians are increasingly blocked from doing the job they love: Helping their patients. Many now spend far more time than before doing the drudgery of desk work, including record keeping and billing. For many physicians, these tasks often follow them home.

This backwards system leaves physicians with less time to care for patients and less time to keep up with the latest clinical research and medical guidelines.

Clover Health set out to solve this major problem. The company recognizes that giving better care to patients starts by giving better support to physicians. Where many others have introduced more complexity, Clover promotes simplicity. Instead of forcing physicians to be something they’re not, Clover meets physicians where they are—and helps them get to where they want to be.

What makes this possible is the Clover Assistant. A software program with an underlying technology platform, its purpose is to enable physicians and advanced practitioners to provide the right care, in the right place, at the right time, to the right person.

Many physicians are skeptical of technology, for good reason. They’re regularly forced to use expensive and awkward products that weren’t developed with the doctor in mind—electronic health record systems are a case in point. By contrast, the Clover Assistant is optional and free for physicians who treat our members—and we pay them enhanced fees for using it. Best of all, it was designed by physicians for physicians. Those who use it love it, and as long-time physicians ourselves, we wish we had this technology earlier in our careers.

The Clover Assistant creates a real-time conversation between our technology platform and clinicians at the point of care. As they interact, the software helps them drill down to a patient’s specific conditions, treatments, and needs. The process surfaces key information and uncovers care gaps, painting a holistic picture of each patient in real time. Then it curates personalized, evidence-based recommendations—all of which are responsive to physician feedback.

All told, what starts with individual data points immediately leads to actionable information provided to the physician at the point of care. From our perspective as physicians, the Clover Assistant’s capabilities and ease of use are unmatched.

Critically, the Clover Assistant leaves decision-making power in physicians’ hands. Far from imposing, it empowers them to make informed choices that improve patient care and outcomes. As we know from experience, that’s exactly what every physician wants to achieve.

The benefits of Clover’s technology platform are significant and far-reaching. To start, it saves time and money. It reduces the overall time that physicians have to spend wrestling with a complex and costly recordkeeping or billing system. It can relieve physicians of the need to step out of the examination room to consult or search through hundreds of pages of medical guidelines and formularies for the best course of action. Every second saved is time the physician can spend serving the person in front of them, whether face-to-face or virtually.

That’s what matters most: The Clover Assistant enables physicians to provide better care to patients. It helps them recommend the best medications and treatment based on individualized needs, factoring in cost, dose intensity, and prescription length. It helps them refer patients to effective and affordable clinical support services. At follow-up appointments, it helps them recommend a new care plan that builds on the previous one. At every stage, it facilitates a qualitative improvement in patient care.

Consider a few examples. For seniors, the Clover Assistant urges physicians to ask if patients have fallen in their homes. Physicians typically under-assess this issue, even though approximately one in four seniors experiences this struggle each year. When a physician discovers that a patient has fallen at home, the Clover Assistant suggests further consultations, useful medical equipment like canes and walkers, and other options that could prevent serious health problems including fall-related injuries. Similarly, for patients with diabetes, the Clover Assistant helps physicians instantly find out which statins are best suited to the patient, including optimal dosages, prescription durations, and relative costs.

By itself, this personalized approach represents a significant leap forward in the delivery and quality of care. But there’s one more critical and transformational factor at work. Because of its unique feedback loop, the Clover Assistant continuously improves our clinical recommendation engine and understanding of individual member needs, driving even better care.

Beneath the Clover Assistant’s user interface is an advanced machine learning system. As physicians log more interactions with their patients, the platform develops more tailored care recommendations. It gets better the more it gets used. On the back end, our clinical team is constantly building new evidence-based rules and adding the latest medical guidelines to the platform, which makes the recommendations better still. The result is a system that’s continually getting more precise, more powerful, more personalized.

And then there’s the speed. In our broad experience across health care, tech updates can take a year or more to roll out. The Clover Assistant, with its instant access to patient information from multiple data streams, is updated on a far more regular basis. To date, we’ve shipped 30+ versions in 2 years, each one better and more powerful than the last.

Yet to us, what’s most remarkable is the Clover Assistant’s potential. Right now, it serves primary care physicians treating Medicare Advantage patients in the markets where Clover currently offers plans. While we’re expanding into new markets in Medicare Advantage, the underlying platform also has the potential to assist a much broader range of clinicians, serving a much bigger share of the population, while improving care for a much larger number of conditions and health needs. We believe Clover’s technology is that powerful and that scalable.

We firmly believe that Clover has tremendous growth potential. The company’s approach is working in urban centers with the most advanced facilities, and we are rolling it out to rural settings with physician shortages. It’s working for traditionally underserved patients, as we serve a far greater percentage of low-income and minority patients than do our competitors. It’s working for telehealth, in-home care, and traditional office visits. As the company expands, we’re confident it will work in virtually every community, in virtually every corner of the country, and in virtually every kind of care situation.

That’s why we work at Clover Health. We’re excited to help our fellow physicians deliver better, personalized, evidence-based care to patients. We’re proud to work at a company that’s working to achieve transformative change at scale. And we’re pleased to say that Clover Health is only getting started.

Sophia Chang, MD, MPH

Chief Clinical Informatics Officer

Primary Care Internal Medicine

Kumar Dharmarajan, MD, MBA

Chief Scientific Officer

Geriatric and Cardiovascular Medicine

Mark Spektor, DO, MBA

Chief Medical Officer

Emergency Medicine

INFORMATION ABOUT CLOVER

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us, “ or “our” refer to the business of Clover and its subsidiaries prior to the consummation of the Business Combination.

Our Mission

Improve every life.

Our Company

At Clover Health, we are singularly focused on creating great, sustainable healthcare to improve every life. We have centered our strategy on building and deploying technology that we believe will enable us to solve a significant data problem while avoiding the limitations of legacy approaches. Currently, as a next-generation Medicare Advantage insurer, we leverage our flagship software platform, the Clover Assistant, to provide America’s seniors with PPO and HMO plans that are the obvious choice for Medicare-eligible consumers. We call our plans “Obvious” because we believe they are highly affordable—offering most of our members the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets—and provide peace of mind with wide network access and the same cost-sharing (co-pays and deductibles) for physicians who are in- and out-of-network. By empowering physicians with data-driven, personalized insights at the point of care through our software platform, we believe we can improve clinical decision-making and viably offer these “Obvious” plans at scale, through an asset-light approach. Today, we have the highest membership growth rate among Medicare Advantage plans in the United States with over 50,000 members, based on CMS enrollment data, and reach a broad array of consumers, including traditionally underserved populations. We believe our growth potential in existing and future markets is high.

Like successful technology innovators in other sectors, we are seeking to disrupt our industry from within by building a technology-centric ecosystem, enabling rapid software iteration and dramatic value creation. Our internally-developed technology platform could have been built only because we operate it ourselves, within our own MA plan. This approach uniquely positions us to close the healthcare feedback loop with technology, linking clinical data and physician action.

The Clover Assistant enables us to succeed via a scalable technology-driven virtuous growth cycle:

•	We broadly disseminate the Clover Assistant free-of-charge to PCPs who use it at the point of care while treating our members.

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The Clover Assistant provides essential information and personalized care recommendations to PCPs, driving real-time, data-driven decision-making, which results in better care for our members and strong plan performance. Powered by its closed feedback loop, our platform continuously improves as we collect more data from growth in engagement and continue to iterate.

•	We invest our improved plan economics into lowering our members’ out-of-pocket costs while improving their benefits, including broad freedom of choice in selecting their physicians.

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We drive strong, industry-leading organic membership growth, as compared to other MA plans with over 50,000 members, as consumers select our “Obvious” plans and receive care from physicians on the Clover Assistant, generating broader usage of the platform and thus restarting the cycle.

We have succeeded with this approach in our established markets and seek to replicate it in all markets that we enter.

We drive adoption and use of the Clover Assistant across our PCP network by focusing on continuously improving its user-centric design, highly actionable and real-time clinical content, enhanced and rapid payment for Clover Assistant visits and simple onboarding. As of September 30, 2020, over 2,300 PCPs, who already treat our members and are responsible for caring for 65% of our total membership, had contracted to use the Clover Assistant to manage our members’ care. In addition, the Clover Assistant delights physicians, as evidenced by our positive NPS of 59 for the six months ended September 30, 2020. The Clover Assistant’s NPS is comparable to those of leading consumer technology platforms, such as Netflix and Amazon, and stands in stark contrast to the average negative NPS of -44 of legacy medical record software products, including EHRs such as athenahealth, Epic or NextGen, in 2016. Additionally, onboarded physicians are highly engaged, using the Clover Assistant for 92% of their member visits in 2019.

High PCP engagement with the Clover Assistant enables real-time, data-driven decision-making for our members at the point of care and drives rapid software iteration: the more that physicians use the Clover Assistant, the more it learns and furthers the precision of personalized data-driven recommendations. We combine our payor data with physician-generated data and use this powerful closed feedback loop to continuously tune our clinical rules and machine learning models, as well as to select and prioritize future software capabilities. On average, we have released an updated version once every three weeks since the launch of the Clover Assistant in July 2018. The use and continuous improvement of the Clover Assistant has resulted in not only improved clinical decision-making but also strong plan performance, which is evident in improvements to our MCR, a measure defined as our total net medical claims expenses incurred divided by premiums earned. We use MCR to assess gross profit for our plans and reduce medical expenses through the use of the Clover Assistant. For the three and twelve months ended March 31, 2020, our MCR for returning members with a PCP who used the Clover Assistant was 82.0% and 85.6%, respectively, which was on average, 1,100 and 730 basis points lower, respectively, than the MCR for returning members with a PCP who did not use the Clover Assistant. These MCRs already take into account our attractive plan design, so if we were to offer narrow-network plans at competitor benefits, we believe our MCR would be significantly better. The platform also facilitates identifying and engaging with our most at-risk members for our many clinical programs designed to provide additional targeted care support, which further drives better plan performance. For example, since the inception of our in-home complex care program on May 1, 2017, until March 31, 2020, inpatient admissions and the MCR of the 1,061 program enrollees were 12% and 1,900 basis points lower, respectively, than the admissions and MCR of 716 people in a matched control group.

As the improved care made possible by the Clover Assistant results in improved plan economics, we are able to return a material portion of our savings to members through our “Obvious” plans. We strive to continuously lower our members’ out-of-pocket costs and provide them with market-leading benefits. Most of our members are enrolled in plans that offer the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets while also providing peace of mind with broad network access and with the same in- and out-of-network costs for physician visits. For example, based on a company analysis that assumes a lifetime of seven years on Medicare, Clover estimates that its highest enrolled plan offers a 17% average lifetime cost savings compared to the highest enrolled MA competitor plan in Clover’s five largest markets. Likewise, based on a similar company analysis, Clover estimates that its highest enrolled plan offers a 41% average lifetime cost savings compared to Original Medicare, taking into account the Kaiser Family Foundation’s reported average Original Medicare enrollee’s out-of-pocket spending on medical and long-term care services in 2016.

As a result of our “Obvious” plans, we have achieved significant organic membership growth. Our membership has expanded from 30,677 as of January 1, 2018, to 57,503 as of September 30, 2020, representing 25% share of the individual, non-SNP MA market in our established markets, which we define as markets where an insurer has over 500 members as of the end of the prior year. This expansion has largely been driven by our nation-leading established market take rate, which has averaged more than 50% over the past three years across a group of counties in New Jersey that grew from eight to 13 over the period. Established market take rate is derived from publicly available CMS data and represents the number of members gained by an insurer as a percentage of the total number of incremental MA members added to comparable plans in established markets. This rapid growth generated a 59.1% increase in our total revenues from $290.6 million for the year ended December 31, 2018, to $462.3 million for the year ended December 31, 2019, and our gross premiums earned, before the impact of premiums ceded to third party reinsurers under reinsurance agreements, grew 29.4%, from $353.9 million to $457.8 million over the same period. For the nine months ended September 30, 2020, our total revenues were $506.7 million and gross premiums earned were $501.5 million as compared to $347.0 million in total revenues and $344.3 million in gross premiums earned for the nine months ended September 30, 2019, in each case, representing a 46% increase. During 2018 and 2019, we also built the infrastructure to deliver on a more efficient healthcare experience for our members, resulting in net losses of $(201.9) million and $(363.7) million for the years ended December 31, 2018 and 2019. For the years ended December 31, 2018 and 2019, our adjusted EBITDA was $(177.1) million and $(175.5) million, respectively, and our Adjusted EBITDA Margin was (50.1)% and (38.3)%, respectively. For the nine months ended September 30, 2020, our net loss was $(10.0) million, our adjusted EBITDA was $(11.0) million and our Adjusted EBITDA Margin was (2.2)%. Our improved results in the current year were the result of operational execution as well as reduced utilization of healthcare services as a result of COVID-19. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures not presented in accordance with GAAP. See the section entitled “Selected Historical Financial Information of Clover—Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA and Adjusted EBITDA Margin as financial measures and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Industry Overview

The U.S healthcare system faces significant challenges driven by misalignment across the sector

Misaligned incentives among key constituents in healthcare, including payors, providers and consumers, have a significant impact on how care is delivered today:

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Payors (health insurance companies) are incentivized to drive their own profitability by either raising premiums to address the impact of health cost inflation or attempting to reduce healthcare costs by, among other actions, limiting access to care or denying medical claims.

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Providers (physicians, hospitals and other facilities) must navigate payor-set reimbursement requirements that can drive them to shift their focus away from patient care. These requirements can lead to perverse incentives for providers as they are rewarded for higher volumes of procedures in some payment models or focusing on documentation over care in other models.

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Consumers have limited influence over how care is delivered, and by whom, as they are subject to restrictive payor/provider relationships, leading to limited access to care and inconsistent or poor quality experiences as providers and payors may choose to prioritize profits over patients’ interests.

As a result of these misaligned incentives, the healthcare industry suffers from a number of significant challenges, including:

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Siloed and inactionable health data leading to inefficient and suboptimal patient care. While legacy billing and administrative tools, such as EHRs, help collect data, patient data is siloed across care settings, such as hospitals, physicians’ offices and pharmacies, and payors and providers are often reluctant to share data unless it serves their financial interests (e.g., during reimbursement negotiations). These conditions create considerable hurdles in transitioning health care to personalized, evidence-based, real-time data-driven clinical care.

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Increasing administrative demands on physicians with limited support to improve health care. Today, many physicians are increasingly spending time in front of EHRs to complete administrative tasks, and less time with patients. In addition, physicians feel that they have limited support to improve the health of patients, which has led to lower job satisfaction and frustration.

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Abysmal experience and inequity of access to care for consumers. Consumers are increasingly dissatisfied with their healthcare experience, with 81% reporting dissatisfaction according to Prophet and Camden group. The complexity or financial burden around co-pays, deductibles, cost-sharing and physician choice has led to inequities and may drive patients to avoid care altogether. According to the Commonwealth Fund, approximately 40% of U.S. adults with below-average incomes reported a medical problem but did not visit a physician because of cost concerns, which has contributed to the United States ranking last among 11 industrialized countries on measures of health equity.

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An unsustainable cost curve and wasteful spending. Healthcare expenditures in the United States are escalating, with high levels of waste. The National Academy of Medicine estimates that approximately 30% of U.S. healthcare expenditures in 2019 was wasteful. This amounts to $1.1 trillion. Wasteful spending is driven by variability in care and failure to conform to evidence-based clinical protocols, resulting in inconsistent cost and quality among providers; misaligned financial incentives, leading to overtreatment and fraud; and inefficient bureaucratic requirements, driving high administrative costs. These problems must be addressed as healthcare expenditures are forecasted to grow to $6.2 trillion by 2028 from $3.8 trillion, or 17.8% of gross domestic product, in 2019.

Medicare Advantage presents a unique opportunity to address the challenges of today’s healthcare system

Medicare is the U.S. federal health insurance program for Americans aged 65 or older and certain younger people with disabilities. In 2019, over 60 million people were enrolled in Medicare and that number is expected to rise, equating to over $1 trillion in total expenditures by 2025. While representing only 15% of the U.S. population, Medicare-eligible beneficiaries accounted for 34% of all healthcare spending in 2014, driven in part by the higher levels of chronic conditions and co-morbidities, such as diabetes and obesity.

When individuals become eligible for Medicare coverage, they may elect to enroll directly with the federal government in what is commonly referred to as “Original Medicare,” under which they are generally required to pay premiums to the U.S. government and out-of-pocket deductibles and coinsurance to providers. Alternatively, eligible consumers may elect each year to enroll in Medicare Advantage in markets where it is available. Under MA, consumers can shop annually and choose a private company to coordinate their health plan benefits and care on behalf of the U.S. government. This model is consumer-friendly with low switching costs for members to choose the plan that suits their needs. In both Original Medicare and MA, the U.S. government is the ultimate insurer and pays for the cost of care. In MA, the U.S. government, through CMS, pays MA plans on a per member per month basis, which gives high visibility with respect to recurring revenue, making these plans similar to other subscription-based models. CMS also adjusts payments based on its risk adjustment model, which compensates plans for the health risk profile of their members, resulting in higher payments for sicker members who generally require more care, and provides the opportunity for sustainable plan economics regardless of a plan’s member mix. The consumer-oriented nature and predictable payment model feature have resulted in the MA program achieving rapid adoption.

The overall Medicare market is growing rapidly, with 10,000 new individuals joining Medicare every day, and a growing number of these individuals choosing an MA plan over Original Medicare. MA plans offer consumers more choices than Original Medicare in terms of plan design, benefits and cost-sharing. Because of the plans’ flexibilities in providing supplemental benefits beyond those traditionally afforded in Original Medicare, it also serves as a laboratory of innovation for plans to demonstrate whether they can achieve better care and outcomes, at less cost, for Medicare enrollees than does Original Medicare. Currently, 36% of the total Medicare-eligible population chooses to enroll in Medicare Advantage, and that percentage is expected to rise to 50% by 2025 and 70% by 2040, according to L.E.K. Consulting. In terms of total expenditures, Medicare Advantage was $270 billion in 2019 and expected to grow at a 14% annual growth rate to $590 billion by 2025.

A number of factors make Medicare Advantage an ideal environment for private companies to drive positive change in the U.S. healthcare system:

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MA provides a powerful opportunity for economic alignment of the health plan, healthcare providers and the health care of members. MA plans are required to provide a comprehensive set of benefits to their members while receiving a fixed per member per month payment, but due to low switching costs, are more reluctant to pass on escalating costs to consumers. As a result, MA plans are incentivized to establish long-term relationships with their members and to find ways to drive healthcare effectiveness and efficiency while maintaining member satisfaction. Capturing these economics also presents an opportunity for plans to reinvest savings by offering members lower out-of-pocket costs and improved plan designs.

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MA plans have access to comprehensive, longitudinal member data that can support clinical decision-making. As payors, MA plans have access to a multitude of data, including claims, clinical, pharmacy, lab, imaging and other health data on its members, who are often frequent users of health care resources. This provides MA plans with longitudinal data sets that can help them coordinate better care, improve clinical decision-making and reduce costs for our chronically ill population that is in need of care.

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MA is one of the most robust, consumer-driven markets in healthcare. Compared to employer-sponsored health plans, where consumers have limited alternatives, MA plans must compete for members based on their value proposition to consumers because switching costs are low. Especially valuing their coverage because of their more complex health conditions, MA consumers evaluate out-of-pocket costs and the breadth of the healthcare provider networks that are offered when deciding to enroll in a plan. This consumer experience continues throughout the member journey, as seniors can choose to renew or change their Medicare plan each year.

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MA benefits from growth tailwinds and strong bipartisan support. Driven by the aging U.S. population, MA is expected to capture a larger portion of overall healthcare spend. Since 2010, MA’s share of the market has more than doubled, with MA plan members representing 36% of the total Medicare eligible population in 2020. Since MA plans can enable better, more coordinated care at more affordable costs for seniors, it is one of the rare areas in health care that has received legislative support from both sides of the aisle.

Incumbent Medicare Advantage plans have been slow to adopt innovations to improve care delivery

Despite Medicare Advantage being a highly attractive market, incumbent MA plans have been slow to innovate. Many of these organizations were not purpose-built to be MA plans. Instead, many entered the market through acquisitions or by applying existing capabilities and know-how from their commercial health insurance offerings. We believe incumbent MA plans are not well positioned to improve care delivery because they:

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Do not deliver real-time data at the point of care. Incumbent MA plans often take months to collect latent claims feeds and retrospective medical chart analysis to understand members’ health conditions. By the time they collect the data, the plan may have missed meaningful opportunities at the point of care to engage with the patient to help prevent a deterioration of their health. Fundamentally, these systems often lack bi-directional interaction, with data flowing up to the payor but not back down to the physician at the point of care, limiting the ability to utilize patient data to drive clinical decision-making. Further, while other industries have migrated to the cloud to enhance their services offerings, incumbent health plans are straining to leverage legacy technology systems and architectures, which have typically been built on old code and accumulated through years of acquisitions, to deploy technologies that deliver better care and lower costs.

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Rely on narrow physician networks to limit care variability and delegate risk. Incumbent MA plans typically leverage narrow, or limited, physician networks in an attempt to control the delivery of care, and drive volume to certain providers. Narrow network strategies mean that consumers ultimately have limited choices and control over the care they receive. Additionally, some MA plans concentrate in dense geographic locales where they can rely on large risk-bearing provider groups, which take on the risk themselves and control the patient care. This highly targeted approach often restricts incumbent plans’ ability to serve the entire Medicare market.

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Reduce costs by limiting or denying access to care. Many incumbent MA plans attempt to manage costs by reducing utilization of health services deemed to be potentially unnecessary through restrictive protocols. For example, a principal cost-saving strategy adopted by many is to require prior authorizations for certain services or specific step-therapy for certain medications. Instead of empowering providers, these MA plans often prioritize the plan’s administrative goals over the providers’ clinical judgement and the care the member receives.

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Depend on limited plan shopping by members. MA plans rely on opaque broker-driven markets for MA plan shopping and reap the benefits of a limited marketing and election period. As a result, members do not always end up in plans that are the best value and most comprehensive for their situation. Only     % of MA members shopped for plans in                 , up from     % in                 , despite the opportunity to do so during the annual election period.

Our Opportunity

We believe we have an opportunity to fundamentally change healthcare by aligning our interests with those of our members and physicians through a technology-driven, asset-light model. By leveraging the Clover Assistant platform, we believe we can raise the level of care provided by every PCP and rapidly and broadly scale in ways unthinkable by traditional managed care plans. We principally scale our model of care by deploying software to PCPs. We contract with providers simply to use the Clover Assistant at the point of care for a flat fee rather than, for example, negotiating contracts involving risk-sharing arrangements under which the provider assumes financial responsibilities for patient care. Our platform, which enables differentiated open network plan designs, supports our expansion into virtually any market, including traditionally underserved markets that are generally not viable for others because those markets often lack providers willing or able to assume financial risk for the costs of patient care.

Medicare is the focal point of our opportunity, with over 60 million people enrolled in Medicare in 2019, and that number is expected to rise, equating to over $1 trillion in total expenditures by 2025. Within Medicare, the current MA market already makes up approximately $270 billion of annual spend and is expected to grow to approximately $590 billion by 2025. While we intend to deploy our model nationally, we are in the early stages of this market expansion with approximately 97.6% of our total membership, most of whom are in two metropolitan areas, residing in New Jersey, as of December 31, 2019. We currently offer MA plans in 34 markets, or counties, across seven states, with 8% market share of the individual, non-SNP MA enrollees in these markets. These markets also represent 3.1 million available Medicare-eligible beneficiaries as of 2019. We are launching in 74 new MA markets, expanding our footprint by an additional state, in 2021. Together with our current markets, these new markets represent 4.2 million available Medicare-eligible beneficiaries as of 2019.

Additionally, we believe we are well positioned to leverage the power of the Clover Assistant to further capture Medicare market share through emerging payment models. For example, we plan to participate in CMS’s Direct Contracting program, which is scheduled to begin in April 2021 for a period of at least five years and provides for payment incentives similar to those in MA for physician practices and other organizations serving Original Medicare beneficiaries. As part of the program, Clover contracts directly with physicians to use the Clover Assistant to help manage their Original Medicare patients. A member becomes aligned to our Direct Contracting Entity (“DCE”) when CMS’s attribution model attributes them to (or they voluntarily elect to designate) a PCP with whom Clover has contracted as a “DC Participant” provider. To date, we already have contracts with physicians through which approximately 200,000 lives may be aligned with our DCE under the program. We also contract with “Preferred” providers, which includes other types of providers to which the PCP may refer or admit patients. Under our global risk arrangement, total medical costs for these members are calculated and compared to a risk-adjusted benchmark rate. Our DCE will receive any savings, or bear any losses, generated, limited by several risk mitigation mechanisms. We believe this program represents a significant economic and market opportunity for us to deploy our platform across a national footprint since we plan to scale this beyond our MA markets and greatly enhance the velocity of our new market growth.

Our Technology Platform: The Clover Assistant

The Clover Assistant is a purpose-built technology platform that successfully engages physicians and empowers them to deliver data-driven, personalized care. This platform synthesizes comprehensive, longitudinal sets of data directly available to us as a health plan, generates physician-focused machine learning, artificial intelligence, and rules-based insights, and drives action by surfacing the most relevant, personalized information to PCPs directly at the point of care. Through this democratization of data access for physicians, we seek to reduce the variability in clinical decision-making, drive improved adherence to evidence-based protocols, and help physicians deliver better care. As a result, the Clover Assistant enables health care to work at the speed of software.

We believe the key and differentiated features of the Clover Assistant technology platform are:

Real-time actionable insights at the point of care

The Clover Assistant aggregates and structures millions of data points per day, derived from a variety of data sets, such as claims data, medical charts, medication data, diagnostic data and EHR-generated data, across dozens of typically siloed and inconsistently formatted data feeds. It connects this data with up-to-date, evidence-based protocols and member-specific plan information to drive real-time, personalized, and actionable insights to PCPs at the point of care. These real-time, data-rich insights inform physicians’ decision-making at the moment that they are interacting with and treating their patients.

Physician delight

Since launching our platform in July 2018, we have driven PCP adoption of the Clover Assistant platform through its user-centric design, highly actionable and real-time clinical content, enhanced and rapid payment for Clover Assistant visits and simple onboarding. These features have delighted physicians. As of September 30, 2020, over 2,300 PCPs, who already treat our members and are responsible for caring for 65% of our total membership, had contracted to use the Clover Assistant to manage our members’ care. Because our platform provides highly-actionable clinical content through an intuitive interface that easily integrates into the physicians’ workflow, our broad base of contracted physicians are highly engaged. This is evident by the fact that onboarded physicians used the Clover Assistant for 92% of their member visits in 2019. For the six months ended September 30, 2020, the Clover Assistant had a positive NPS of 59, which is comparable to those of leading consumer technology platforms, such as Netflix and Amazon, and stands in stark contrast to the average negative NPS of -44 of legacy medical record software products, including EHRs such as athenahealth, Epic and NextGen.

Beyond the clinical benefits and intuitive technology, the Clover Assistant also provides physicians with a simple, streamlined administrative model. Upon completion of a member visit with the Clover Assistant, physicians are paid at predictable, prompt and enhanced per visit rates, directly through the Clover Assistant program, providing advantages over the traditional claims submission process, which often requires separate billing and longer payment cycles. This enhanced and simplified payment model allows physicians to focus on delivering care instead of documenting claims for payment.

Differentiated plan performance

The Clover Assistant platform enables our mission-aligned business model to drive the empowerment of physicians and improve care for members while contributing to expanding margins for our plans. As a result of our physician-focused, data-driven platform, physicians who have been using the Clover Assistant, on average, have been able to drive lower MCR for our returning members that they serve. For the three and twelve months ended March 31, 2020, our MCR for returning members with a PCP who used the Clover Assistant was 82.0% and 85.6%, respectively, which was on average, 1,100 and 730 basis points lower, respectively, than the MCR for returning members with a PCP who did not use the Clover Assistant.

Rapid software iteration via our closed feedback loop

Our platform is highly dynamic and continues to improve as we capture more data. As an MA plan that builds our own internally-developed clinician-focused software, we believe we are differentiated in our ability to continuously build upon our broad sets of rich data, resulting in a rapid learn-iterate-deploy software improvement cycle. We capture real-time data via live physician engagement and feedback through the Clover Assistant. This highly engaged, bi-directional data sharing construct creates a closed feedback loop, allowing us to continuously measure the results of our platform’s recommendations in real-time as well as iterate and improve our platform.

We employ an agile software development methodology. While others in healthcare technology often only ship updates irregularly, we have released an updated version of the Clover Assistant, on average, once every three weeks since its launch in July 2018, with a focus on driving more personalized and effective clinical decision-making in each release. In addition to regular improvement of the Clover Assistant, this enables us to rapidly introduce new capabilities in response to changes in the market.

We recently built a telemedicine version of the Clover Assistant, developing and deploying it in less than five days in response to the needs of providers and our members as they faced challenges in receiving care during the COVID-19 pandemic. We believe physicians are drawn to our platform because of the ease with which it allows them to see patients virtually while giving them ready access to their patients’ comprehensive medical histories. As a result, during the period between April 1, 2020, and June 30, 2020, providers completed over 20,000 video and telephonic visits using Clover Assistant, which represents over 60% of all visits completed between April 1 and June 30, 2020. In total, we pivoted from 100% in-person Clover Assistant visits before the COVID-19 pandemic to 82% and 64% virtual Clover Assistant visits during the months of April and May 2020, respectively. While primary care visits nationwide were down 51% between the first week of March 2020 as compared to the first week of April 2020, our platform featured no material decline in utilization for the same time period. This platform utilization trend continued into the second quarter of 2020 while primary care visits were down approximately 25% over the same period.

Rapid scalable implementations, powered by the cloud

The Clover Assistant’s flexible systems architecture allows us to scale and upgrade the platform across geographies, healthcare delivery systems, and IT infrastructures rapidly and efficiently while providing a consistent and robust user experience.

Our cloud-based software platform enables a low-touch onboarding process for our physicians, who are trained and go live on the Clover Assistant typically within one hour. This ability to scale at the speed of software differentiates the Clover Assistant from other technology prevalent within the healthcare industry, such as EHRs and healthcare IT solutions, which often take months or years to roll out and are extremely costly and resource-intensive. Our ability to drive adoption of the Clover Assistant has continued even in the midst of the COVID-19 pandemic, as we have enabled virtual onboarding of physicians.

Finally, as the Clover Assistant is a cloud-based software platform, each new release is instantaneously available across our userbase, so that all of our physicians may use the same, latest version of the Clover Assistant at any time. We also strive to ensure that physicians are informed of these releases by modern, user-friendly in-app training, as opposed to time- and resource-intensive manual retraining.

Our differentiated clinical care capabilities

We work hard to drive better care for our members. To accomplish this goal, we aim to develop a comprehensive understanding of each member, their conditions and needs as well as how those factors change over time, so that we can provide guidance to their physicians regarding when the correct interventions should be delivered. We monitor a range of data sources over time and capitalize on emerging interoperability data standards to create a comprehensive view of each member’s disease trajectory, taking this holistic approach helps us to improve personalized chronic disease management and care coordination. Designed under the guidance of our clinical team physicians and utilizing the data we collect, the Clover Assistant provides insights in a clear and actionable format to the physician directly at the point of care, thereby facilitating adherence to evidence-based protocols for our members. In addition, it enables rapid identification and enrollment of patient populations that would greatly benefit from complex care management or our other in-house clinical programs. Our focus on improving member care is having a real and measurable impact. For example, according to Medicare FFS data, in 2019, our members had 197 inpatient hospital admissions per 1,000 members compared to the Original Medicare benchmark of 250 admissions per 1,000 enrollees. Also, our members had 465 emergency room visits per 1,000 members in 2019, compared to 600 emergency room visits per 1,000 beneficiaries in Original Medicare.

The following features of our clinical care capabilities provide significant value to physicians and our members:

Physicians empowered with insights at the point of care

During a patient visit, a physician utilizing the Clover Assistant may encounter any of the following:

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Synthesized sets of actionable, payor collated data. Physicians often do not have access to comprehensive information about their patients’ interactions, such as a recent hospital admission or specialist-prescribed medication, across the healthcare ecosystem. The Clover Assistant eliminates this inefficiency by surfacing relevant and important data from sources across the healthcare ecosystem for physicians at the point of care.

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Personalized clinical guidelines for chronic condition management. Our members are seniors and the long-term disabled who exhibit many common chronic conditions and often manage them with multiple medications. Through synthesizing our broad set of payor data and mapping up-to-date clinical research, we are able to identify when members are “off evidence”, and for an increasing number of chronic conditions, surface for the provider’s consideration a medication or treatment regimen that may be more clinically appropriate for that particular member. Our focus on personalized care differentiates us. For instance, many other MA plans create high-level disease management programs that apply across large portions of their member groups while the Clover Assistant recommends specific therapies, based on personalized details, such as comorbidities and contraindications. Our clinical team is constantly refining the platform’s recommendations in order to provide the most up-to-date and evidence-based care standards.

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Quality gap closure. The Clover Assistant identifies and surfaces opportunities for improvement in clinical quality gaps, including those prioritized by the Stars program, such as prescription drug adherence, regular cancer screenings and the annual flu shot. By addressing these quality gaps with evidence-based guidelines we expect to reduce costs and improve care over the long term.

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Disease burden identification. The Clover Assistant reveals potential gaps in a physician’s understanding of a member’s disease burden. By surfacing potential conditions that may be asymptomatic or otherwise unaddressed, physicians can proactively treat conditions and drive better care for their patients.

The combination of these features enables physicians to deliver a better consumer experience for our members, as physicians are able to more effectively identify clinical opportunities to treat members at the point of care using data-driven, personalized insights.

Of critical importance, when providing actionable advice, the Clover Assistant shares with the physicians the specific reasons why a recommendation is being made so that the physician can ultimately exercise his or her own judgment in deciding whether to accept or reject a care recommendation. This may include evidence such as specific lab results, records from prior encounters, and links to up-to-date medical journals and clinical resources. Additionally, the Clover Assistant receives specific information and feedback from physicians on reasons why a member may not be receiving evidence-based care or complying with protocols, which ultimately prompts other program outreach efforts or future care plan recommendations. This closed feedback loop continuously improves our clinical recommendation engine and understanding of individual member needs.

Our clinical programs run on the Clover Assistant

In addition to supporting primary care physicians throughout our open network, we operate clinical programs, either through our own employed clinicians or through vendors, that are designed to provide improved additive care for our most chronically-ill, frail and costly members. Below is a snapshot of several clinical programs we offer:

•	Complex Care Management. Home-based primary care/intensive care management for our most complex members.

•	Supportive Care. Advanced care planning support and palliative care for members with limited life expectancy.

•	Readmission Prevention Program. Care transition support for members recently discharged from a hospital or post-acute care.

•	Behavioral Health Program. Comprehensive care coordination for members with behavioral health and social services needs.

The Clover Assistant supports every stage of our care and interaction with our high-risk members through our clinical programs, from identification through engagement to clinical care.

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Identification. The Clover Assistant enables us to identify members for whom our programs can provide needed support, fill gaps or reduce costs. For example, utilizing our machine learning algorithm, the Clover Health Acute Risk Model, we are able to accurately identify members at high future hospitalization risk for our complex care management program.

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Engagement. The Clover Assistant enables us to partner with physicians to determine if high-risk members would benefit from our clinical care programs. The Clover Assistant’s bi-directional point-of-care approach not only prompts the physician to let us know which members are appropriate for these programs, but encourages the physician to discuss the program with the patient at the point of care. We believe this introduction and engagement increases the likelihood that a member will ultimately enroll in our clinical programs and receive the care that he or she needs.

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Clinical Care. With the right members identified and engaged, and the right protocols surfaced to program clinicians at the point of care, we believe we are able to further improve our members’ quality of life and health care while driving significant medical expense savings.

Leveraging our data and engaging physicians and members has resulted in a number of meaningful clinical improvements. For example, since the inception of our in-home complex care program on May 1, 2017, until March 31, 2020, inpatient admissions and the MCR of the 1,061 program enrollees were 12% and 1,900 basis points lower, respectively, than the admissions and MCR of 716 people in a matched control group.

Our Go-To-Market Strategy

We employ a simple and broad go-to-market strategy. Utilizing the Clover Assistant to raise the standard of care of providers, we are able to target a broad spectrum of markets, including traditionally underserved markets that are generally not viable for others because those markets often lack large, integrated providers, commonly relied on by MA insurers, that are willing to assume the financial responsibility for patient care. Our go-to-market strategy centers around scaling our model through software and is summarized in four simple steps:

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Step one: Select markets to deploy our disruptive model. We seek opportunities to create differentiated and enhanced plans for consumers virtually anywhere in the United States, including traditionally underserved markets.

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Step two: Broadly disseminate the Clover Assistant. We contract with a wide array of primary and chronic care decision-makers and deploy the Clover Assistant wherever possible to empower physicians to deliver data-driven, personalized care. Our contracts also have a simple payment model, with one enhanced rate for primary care visits using the Clover Assistant, relieving physicians of significant administrative tasks. Our model expands our reach to physicians beyond simply those large providers or other groups willing and able to structure complex risk-sharing arrangements. In addition, our plans with open network designs make it easier for our members to see physicians outside our network, which generates new leads for us to deploy the Clover Assistant with an increasing pool of physicians.

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Step three: Powered by the Clover Assistant’s strong unit economics, deploy “Obvious” best-in-class plans. The use of the Clover Assistant drives the economic success of our plans. For the three and twelve months ended March 31, 2020, our MCR for returning members with a PCP who used the Clover Assistant was 82.0% and 85.6%, respectively, which was on average, 1,100 and 730 basis points lower, respectively, than the MCR for returning members with a PCP who did not use the Clover Assistant. We return these strong economics back to our members in the form of enhanced benefits, lower out-of-pocket costs and freedom of choice.

Our affordability is underpinned by our plans’ lower average total out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs, compared to those of virtually all of our competitor plans. The substantial majority of our members enjoy freedom of choice, which manifests in our expansive, open network with the same cost-sharing for members who see physicians in- and out-of-network. Our open network design is particularly attractive compared to our competitors’ usual narrow networks or higher cost-sharing for out-of-network providers.

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Step four: Drive strong, industry-leading, organic growth as consumers select our “Obvious” plans and receive care from physicians on Clover Assistant. As we have entered and scaled in new markets, our members have rewarded us with a differentiated membership growth profile. Today, we have the highest membership growth rate among MA plans in the United States with over 50,000 members. Over the past three annually recurring election periods, we have grown our membership at a 27% CAGR, with our growth reaching 34% in the 2020 annual enrollment period. This growth has largely been driven by our nation-leading established market take rate, which has averaged more than 50% over the past three years. This has allowed us to achieve a top three market position in all of our established markets.

Our Value Proposition

We believe our mission-aligned business model, powered by the Clover Assistant, enables us to deliver significant value to the entire healthcare ecosystem.

Clover is the “Obvious” plan for consumers

Our members are our primary constituents. We believe that an approach focused on consumer healthcare choice, enhanced physician trust, and competitive pricing results in distinct value to our members and makes great health care available to everyone.

•	Physician of choice. We value the health decisions our members make and believe that consumer-driven physician choice increases trust and member satisfaction. Our differentiated, open network philosophy offers considerable consumer choice: discretion to choose any new Medicare physician willing to see them or keep an existing physician. The substantial majority of our members are enrolled in our open network plans, meaning that our members need not worry about verifying whether their Medicare physician is in- or out-of- our network as they pay the same amount in either case.

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The Clover Assistant makes the PCP the quarterback. The Clover Assistant enhances each PCP’s ability to coordinate care for each of our members. Our members can have confidence that, when using the Clover Assistant, their PCP has ready access to their medical histories and personalized, data-driven clinical care recommendations.

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High value plans. Consumers that choose our health plans get more for less. Our plans are benefit-rich while being highly affordable. Most of our members are enrolled in plans that offer the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets while also providing peace of mind with wide network access and with the same in- and out-of-network costs for physician visits. For example, based on a company analysis that assumes a lifetime of seven years on Medicare, Clover estimates that its highest enrolled plan offers a 17% average lifetime cost savings compared to the highest enrolled MA competitor plan in Clover’s five largest markets. Likewise, based on a similar company analysis, Clover estimates that its highest enrolled plan offers a 41% average lifetime cost savings compared to Original Medicare, taking into account the Kaiser Family Foundation’s reported average Original Medicare enrollee’s out-of-pocket spending on medical and long-term care services in 2016. By lowering the financial burden on our members, we reduce disincentives that inhibit our members from seeking the care they need.

Clover delivers clinical and financial value for physicians

Physicians enjoy using the Clover Assistant as it allows them to focus on delivering care and rewards them for doing so.

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The Clover Assistant delights and engages physicians. We are focused on empowering and delighting physicians that use our platform. Physicians are highly satisfied with the Clover Assistant platform, as evidenced by our platform’s positive NPS of 59 for the six months ended September 30, 2020. The Clover Assistant’s NPS is comparable to those of leading consumer technology platforms, such as Netflix and Amazon, and stands in stark contrast to the average negative NPS of -44 of legacy medical record software products, including EHRs such as athenahealth, Epic and NextGen. Onboarded physicians are highly engaged, using the Clover Assistant for 92% of their member visits in 2019.

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We pay an enhanced rate for primary care. We believe the PCP plays a critical role in helping to keep our members healthy, and we compensate them for the enhanced clinical experience they provide members through the Clover Assistant. Our payment model is simple; we provide one enhanced rate for primary care visits using the Clover Assistant, or what we refer to as “Clover Assistant visits.” Our flat-fee per-visit PCP compensation is approximately twice the average Medicare reimbursement fee rate for a primary care visit, and is consistent, predictable and prompt, with payments received on average within four days of completion of the visit. We believe our payment process for Clover Assistant visits is substantially faster than our competitors’ payment processes, which can take weeks or months.

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We partner with physicians and allow them to focus on providing quality care. We partner with all types of physicians, including solo practitioners, large physician groups and hospital-employed physicians. The combination of our growing member base, free use of the Clover Assistant and enhanced and rapid payment for Clover Assistant visits enables a highly efficient economic model that allows PCPs to build successful practices serving Medicare patients. This model focuses on relieving physicians of additional administrative burdens, empowering them to spend more time on care.

Great health care for everyone

We believe our software-powered, primary care-centric approach addresses key systemic issues in healthcare, improving the quality of care and making care more affordable and accessible, regardless of a patient’s socioeconomic status or geography. This scalable approach puts healthcare on a different trajectory, redistributing efficiencies and stretching the impact of each dollar spent on health care.

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We mean everyone. Every individual deserves the best care, and through the Clover Assistant we are democratizing the clinical data and insights physicians need to deliver care. Because we drive this clinical improvement with technology, we believe we can scale in virtually any market, including traditionally underserved markets that are generally not viable for others, as demonstrated by the fact that we had 25% more low-income members and nearly twice the number of minority members as a percentage of our plan population than are generally served in MA as of September 30, 2020.

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Sustainable healthcare through reduced medical cost. We believe our focus on personalized evidence-based clinical recommendations at the point of care and quality gap closure allows us to reduce medical costs over the long-term. Our innovative approach to preventive care empowers physicians to spend more time understanding their patient and personalized, evidence-based guidelines and helps reduce the incidence of high-cost events that drive the largest share of healthcare expenditures. We have a broad opportunity to bend the healthcare cost curve, driving true financial value to society, especially the American taxpayers who underwrite the medical costs of our current and future members.

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Provide value, not overhead. Many insurers simply act as middlemen, taking a cut of premiums while assigning duties of care to physicians via complex risk-sharing contracting. New payment approaches, such as the federal government’s Direct Contracting program, may help eliminate entities that serve only as overhead. With our model and technology platform, we believe we are positioned to thrive in any program where entities are expected to empower physicians to improve care while lowering costs.

Our Competitive Advantages

We differentiate ourselves from our competitors through the following competitive strengths:

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The Clover Assistant raises the level of care delivered by physicians. Our focus on developing technology for physicians has allowed us to improve care for our members. Our platform seamlessly recognizes clinical conditions or gaps requiring attention and provides insights to address them at the point of care. We believe usage of the Clover Assistant contributes to our members having had approximately 20% fewer emergency room visits and inpatient hospital admissions in 2019, as compared to Original Medicare benchmarks on a per 1,000 member basis.

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Mission-driven business model enables health equity for all. Our “every provider, every member” business model is driven by our core mission of improving every life by delivering clinical and economic value to all of our members. This aligns our success with the health and well-being of our members. We designed the Clover Assistant platform to serve the entire Medicare population, and are not burdened by legacy systems, relationships or dogmas. We believe our platform removes the need to curate our membership through limiting the providers that a member can see or shifting additional costs to the member. Most of our members are enrolled in plans that offer the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets while also providing peace of mind with wide network access and with the same in- and out-of-network costs for physician visits.

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Ability to scale at the speed of software through differentiated rapid software improvement cycle. We rapidly onboard our physicians, who are trained and go live on the Clover Assistant typically within one hour, following which we provide them with timely, accurate and actionable member data at the point of care. Our cloud-based platform allows us to implement platform updates with little to no disruption to the physician. On average, we have released an updated version once every three weeks since the launch of the Clover Assistant in July 2018. The Clover Assistant is differentiated by its flexible product architecture, which allows us to quickly scale our technology platform across geographies, healthcare delivery systems and provider IT infrastructures. For example, during the COVID pandemic, we built a telemedicine version of the Clover Assistant in less than five days in response to the needs of providers and our members as they faced challenges in receiving care. The Clover Assistant’s intuitive software design, rapid product enhancement and reliable insights empower our physicians and drive high engagement and satisfaction.

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Powerful virtuous growth cycle. The combination of our Clover Assistant-empowered physicians and “Obvious” plan designs creates a powerful network effect that has enabled us to achieve market-leading membership growth, as compared to other MA plans with over 50,000 members, and attractive unit economics. In the markets we select, we rapidly deploy the Clover Assistant to physicians. The attractive physician-oriented features of the Clover Assistant, including its user-centric design, highly actionable and real-time clinical content, enhanced and rapid payment for Clover Assistant visits and simple onboarding, drive increased adoption and engagement with the platform. Our unit economics have improved through the use of the Clover Assistant; for the three and twelve months ended March 31, 2020, the MCR for returning members with a PCP who used the Clover Assistant was, on average, 1,100 and 730 basis points lower, respectively, than the MCR for returning members with a PCP who did not use the Clover Assistant. This enables us to offer “Obvious” plan designs, capture market share and collect even more clinical data that benefits our platform. This virtuous cycle also enables us to reinvest in our existing markets through improved plan designs and to expand into adjacent and new markets, all of which benefit the cycle.

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Highly experienced management team. Our founder-led management team has extensive experience across the healthcare and technology industries, with a deep culture of disruption that is critical to our success. Our team brings strong clinical expertise and has extensive experience building and overseeing technology and healthcare companies across software development, artificial intelligence / machine learning, data management, payors, providers, and pharma and consumer sectors. Our leadership team drives our strong mission-focused and action-oriented culture dedicated to improving our members’ lives.

Our Growth Strategy

Our growth strategies include the following:

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Increase adoption of the Clover Assistant. We have designed our platform to be easy to adopt and use, resulting in rapid adoption of the Clover Assistant since its launch in July 2018. In particular, the number of PCPs contracted to use the Clover Assistant that care for our members has grown by more than 500% from January 1, 2019, to September 30, 2020. We plan to drive further adoption through ongoing development and delivery of user-centric designs, highly actionable clinical content and simple onboarding while making enhanced payments to physicians who use the Clover Assistant. We intend to continue to invest in, enhance and rapidly implement new features and functionality that improve the Clover Assistant and expand its existing use cases for physicians in order to drive further adoption.

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Grow our membership in existing markets. Our market-leading “Obvious” plans, backed by the Clover Assistant, have allowed us to capture a growing share of the membership growth in the Medicare Advantage markets we serve. By continuing to drive adoption and use of the Clover Assistant, we expect to continue to improve the care of our members and our overall plan economics, thereby enabling us to continue to invest our cost savings by offering “Obvious” plans in our existing markets to attract more members. We intend to increase spending for member acquisition and further develop internal and external sales channels that market our value proposition and our products, leveraging targeted messages that resonate with our members. We also plan to continue to invest in increasing awareness and encouraging greater levels of shopping behavior by Medicare-eligible beneficiaries during Medicare’s annual election period to help us take share in our existing markets.

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Expand into new markets. We currently offer MA plans in 34 markets in the United States, and we are launching in 74 additional MA markets in 2021. We principally scale by deploying the Clover Assistant software to PCPs. We contract with providers simply to use the Clover Assistant at the point of care for a flat fee rather than, for example, negotiating contracts involving risk-sharing arrangements under which the provider assumes financial responsibilities for patient care. We plan to leverage our rapidly scalable business model to enter into new markets nationally in order to offer our “Obvious” plans to a greater percentage of the over 60 million Medicare-eligible beneficiaries. Accordingly, we plan to seek opportunities to create differentiated and enhanced plans for Medicare-eligible beneficiaries across the United States, including underpenetrated and traditionally underserved markets. For example, we recently announced a new partnership with Walmart to make co-branded Clover-Walmart plans available in eight Georgia counties that represented over 370,000 Medicare eligible beneficiaries in 2019. We also intend to increase spending for new market development and expansion of our sales channels and in-person or remote clinical care capabilities.

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Continuously drive increasing value via the Clover Assistant. We plan to deploy the Clover Assistant across the entire Medicare-eligible population in the United States, not just those enrolled in Medicare Advantage, through a physician-led framework that utilizes the Clover Assistant. We are investing in enhancing the features and functionalities of the platform and developing the foundation to address new opportunities. New innovative Medicare payments models, such as Accountable Care Organization models, Comprehensive Primary Care Plus (CPC+) and Direct Contracting, provide an opportunity to deploy our platform across a national footprint and greatly enhance the velocity of our new market growth. We also plan to continue to innovate and develop the Clover Assistant for potential applications beyond Medicare, including research and development, where we believe it can further our mission while providing additional revenue streams.

The Clover Assistant Architecture

The Clover Assistant is a differentiated platform able to scalably combine data synthesis, insight generation, and point-of-care action. The Clover Assistant platform synthesizes comprehensive, longitudinal sets of data directly available to us as a health plan, generates clinically-focused machine learning, artificial intelligence, and rules-based insights, and drives action by surfacing the most relevant, personalized information to PCPs directly at the point of care. Our platform’s excellence is centered on this three-pronged approach:

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Synthesis. Because it is developed by a health plan, the Clover Assistant is uniquely positioned in its ability to directly access broad sets of personalized, longitudinal data unlike platforms developed by pure technology providers, which operate at an arm’s length to data, or platforms operated by verticalized healthcare companies, which generally can access data only in their own narrow ecosystems. Our data platform is designed to interoperate with a broad variety of other healthcare data sources, collecting and transferring data via APIs, flat file ingests, or even paper document ingests.

The Clover Assistant’s data synthesis layer ingests and structures millions of data points per day, derived from a variety of data sets, such as claims data, medical charts, medication data, diagnostic data and EHR-generated data, across dozens of typically siloed and inconsistently formatted data feeds.

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Insight. Given the massive depth, breadth and volume of data that we collect, it is critical to leverage technology to perform intelligent analytics. No physician could analyze this amount of data in real-time. Our insight engine applies a combination of advanced machine learning and clinically-driven business rules to curate actionable insights for PCPs at the point of care.

Our data scientists work in conjunction with physicians to continually enhance our insight engine. We identify and target specific clinical problems, then seek to solve these problems with expert systems, combining the latest clinical and evidence-based research with ML-based insights.

•	Action. The Clover Assistant provides real time, personalized, and actionable insights to help healthcare providers make better decisions and deliver the right care at the right time. Because our insights are provided in a clear, actionable format directly at the point of care, the Clover Assistant can instantaneously inform physician decision-making at the very moment that they are interacting with and treating our members.

These three aspects of the Clover Assistant—Synthesis, Insight and Action—form a self-contained software improvement virtuous cycle. As physicians take action based on our data insights, we receive rich feedback data in real time. We then input this data back into our data and insight layers, creating a loop of bi-directional information exchange.

Across all three prongs of our platform, the Clover Assistant is designed to ensure data integrity and security to protect our users’ and members’ information, identities and privacy. As such, we have invested significantly in data protection and follow strict data protection protocols. Clover follows HIPAA guidelines, and all data in transit and at rest are encrypted. Data transfers, including API calls to and from third parties are authenticated via password, token, or two-way mTLS. Clover discourages and minimizes local data storage as a deterrence against physical device and data loss. The Clover Assistant data is stored in the cloud, with backups across Amazon Web Services and Google Cloud Platform and secured by centralized identity access and management.

Additional Products Built on the Clover Assistant Platform

While the platform is currently primarily used by physicians at the point of care, the Clover Assistant’s impact is scalable across a myriad of use cases. The platform is designed to surface the most relevant information for a specific context so that any users of the platform can make more informed decisions at the most actionable opportunity available. Use cases include:

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Office / virtual visits. The Clover Assistant empowers physicians by recommending personalized, evidence-based medications, providing reminders of timely discussion topics and treatment, enabling requests for member data and orders for tests or screening kits and identifies potential undiagnosed conditions based on clinical evidence. Our software makes these features available for in-person visits or through telemedicine solutions.

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In-home visits. The Clover Assistant empowers physicians and other providers who operate outside of clinical settings, offices or hospitals. It supports, for example, our in-home primary care program enabling lengthy lengthy interactions for our members with the most advanced illnesses or complex conditions. It also supports in-home programs targeting members who have been recently discharged from hospitals or who do not receive regular care from a PCP.

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Office staff. Through its Care Connect feature, the Clover Assistant empowers office staff by identifying patients due for a visit, flagging members recently discharged from the hospital and providing tools for scheduling various screenings and follow-up visits.

Sales and Marketing

We market our “Obvious” plans through direct marketing activities and an extensive network of insurance brokers and field marketing organizations. We also enter into co-branding arrangements with physicians and other provider institutions. We market or may market our plans through a number of channels including, but not limited to, direct mail, marketing materials in provider’s offices, the Internet, telesales and free marketing channels provided by the U.S. government, such as the Medicare Plan Finder. Commissions paid to employed sales representatives and independent brokers and agents are based on a per unit commission structure, regulated in structure and amount by CMS.

Research and Development

Key to our success is the time, attention and investment we place on continued innovation in the Clover Assistant platform. We will continue to invest in expanding our platform and enhancing the features and functionality of the Clover Assistant. We analyze the growing number of interactions our physicians have with the Clover Assistant to recognize their needs quickly and guide future innovation. Our research and development team is responsible for the design, development, testing and delivery of solutions for our platform.

Our Competition

The markets for MA plans and related products are highly competitive. We compete in certain segments within the healthcare market, including MA plans as well as other healthcare technology platforms, and intend to enter into others, such as new payment models offered by CMS, including the Direct Contracting program. Competition in our market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, new product offerings and constantly evolving member and physician preferences and user requirements. We currently face competition from a range of companies, including other incumbent MA plan providers and health insurance companies, many of whom are developing their own technology or partnering with third-party technology providers to drive improvements in care. Our competitors generally include large, national insurers, such as UnitedHealth, Aetna, Humana, Cigna, Centene and Anthem, that provide MA plans, as well as regional-based companies that provide MA plans, such as Blue Cross Blue Shield affiliates, hospital systems and provider-based organizations. We also face competition from Original Medicare. In addition, as we enter into new markets, we may compete with regional start-up companies that offer MA plans. Also, as we develop other products and enter new lines of business, and other companies do the same, we may compete with providers of health care technology platforms, EHR providers, telehealth providers, health care data analytics providers and accountable care organizations.

We believe our asset-light model allows us to compete favorably based on the following competitive factors: the use of the Clover Assistant platform to improve clinical decision-making, price, quality of service, access to broad and open provider networks, breadth and flexibility of plan benefits, brand strength, member satisfaction, and financial stability.

Intellectual Property

Our intellectual property is an important aspect of our business. To establish and protect our intellectual property and other proprietary rights, we rely and expect to continue to rely upon a combination of patent, copyright, trade secret and trademark protection laws to protect our intellectual property rights in our internally-developed technology and information that we regard as proprietary, and maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and inventions assignment agreements to control access to and use of our internally-developed technology and other information that we regard as proprietary and to ensure that any intellectual property developed by such employees, contractors, consultants and other third parties are assigned to us. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our internally-developed technology or to obtain and use information that we regard as proprietary, and may also attempt to develop similar technology independently. Furthermore, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States, and we therefore may be unable to protect our internally-developed technology in certain jurisdictions. In addition, we cannot guarantee that our confidentiality and inventions assignments agreements will not be breached.

While we rely on software licensed from third parties for internal tools we use to operate our business, we do not currently in-license any intellectual property. Our intellectual property, including internally developed technology and products are developed by our employees, who are distributed geographically across the United States and globally, with two major hubs in San Francisco (California) and Hong Kong (China). We outsource operational engineering support work to a third party vendor headquartered in the United States with a globally distributed workforce.

A portion of the technologies we use in our platform and mobile application incorporates “open source” software, which grants us broad permissions to use, copy, modify and redistribute on our platform and other products. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable internally-developed source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software.

As of September 30, 2020, we do not own any U.S. or foreign patents and had 25 U.S. patent applications pending and 14 foreign patent applications pending. We have not applied for patents in foreign jurisdictions. We have registered our trademarks in the United States, European Union, China, South Korea, Singapore, Australia and Taiwan. We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States, including Canada and Hong Kong.

Our Facilities

Our current corporate headquarters are located in Franklin, Tennessee. We lease additional offices in multiple locations in the United States and internationally, including in Jersey City, New Jersey, San Francisco, California and Hong Kong, China. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Our Employees

As of September 30, 2020, we had 327 full-time employees. None of our employees is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages. We consider our relationship with our employees to be good.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently involved in any legal proceeding the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of legal proceedings, and there can be no assurances that favorable final outcomes will be obtained.

Government Regulation

We work diligently to ensure compliance with all applicable laws and regulations. As an entity within the healthcare industry, and one operating MA plans, we are subject to comprehensive federal, state and international laws and are regulated by various regulatory agencies. Regulations and enforcement may vary significantly from jurisdiction to jurisdiction, new laws and regulations may be adopted, and the interpretation of existing laws and rules may change periodically. We are unable to predict what effect, if any, such changes may have on our operations, financial position, or cash flows. See the section entitled “Risk factors” for discussion of the risks related to our compliance with federal, state and international laws and regulations.

Our operations, current and past business practices, contracts and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and review by, and from time to time we receive subpoenas and other requests for information from, federal and state supervisory and enforcement agencies, attorneys general and other state, federal and international governmental authorities and legislators. For further information, see the section entitled “Risk Factors—From time to time we are and may be subject to litigation or investigations, which could be costly and time-consuming to defend.”

Federal laws and regulations, relevant agency oversight

We are subject to various federal laws and regulations, and our activities are subject to regulation by several federal agencies. Our most comprehensive oversight comes from CMS, which regulates our MA plans, as well as our intended participation in the Centers for Medicare & Medicaid Innovation Direct Contracting model. CMS regulates the payments made to us and the submission of information relating to the health status of members for purposes of determining the amounts of those payments. Additional CMS regulations govern benefit design, eligibility, enrollment and disenrollment processes, call center performance, plan marketing, record-keeping and record retention, quality assurance, timeliness of claims payment, network adequacy and certain aspects of our relationships with and compensation of providers. We perform ongoing monitoring of our, and our vendors’, compliance with CMS requirements.

We are also subject to CMS audits related to our compliance with CMS contracts, the performance of the plan, adherence to governing rules and regulations, and the quality of care we provide to Medicare beneficiaries, among other areas. For example, CMS currently conducts RADV audits of a subset of Medicare Advantage contracts for each contract year. In addition, the OIG also audits risk adjustment of companies offering MA plans and we anticipate this remaining a focus of government investigations in the next few years.

A portion of each MA plan’s reimbursement is tied to the plan’s “Star Ratings.” In addition, Star Ratings affect a plan’s image in the market, and higher rated plans may offer enhanced benefits and additional enrollment opportunities than may other plans. The Star Rating system considers a variety of measures adopted by CMS, including quality of preventative services, chronic illness management, compliance and overall customer satisfaction. We received a 3.0 Star Rating for 2020. Our ability to improve our Star Rating may be significantly compromised by the COVID-19 pandemic, which has prevented all plans from encouraging conduct to address member care gaps and collecting information required to demonstrate plan compliance with and performance on Star Rating metrics.

Privacy, security and data standards regulation.

There are numerous state and federal laws and regulations related to the privacy and security of health information. Laws in all 50 states require businesses to provide notices to affected individuals whose personal information has been disclosed as a result of a data breach, and certain states require notifications for data breaches involving individually identifiable health information. Many states require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as maintaining reasonable security measures and providing prompt notification of the breach to affected individuals and the state’s attorney general.

In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) impose a number of obligations on issuers of health insurance coverage and health benefit plan sponsors. Health insurers, HMOs and health care providers who transmit health information electronically are included in HIPAA’s definition of “Covered Entities.” Regulations promulgated to implement HIPAA and Health Information Technology for Economic and Clinical Health Act (“HITECH”) also require that “business associates” (e.g., entities that provide services to health plans and providers, such as electronic claims clearinghouses, print and fulfillment vendors, consultants and those services we will provide on behalf of our Direct Contracting providers) acting for or on behalf of Covered Entities be contractually obligated to meet HIPAA standards. These regulations govern privacy and security of electronic health information; require federal data breach notification and reporting to the HHS Office for Civil Rights (“OCR”) and the Federal Trade

Commission (“FTC”) and, in some cases, to the local media; provide for financial penalties for privacy violations and, in certain cases, criminal penalties for individuals, including employees. In addition, OCR performs compliance audits in order to proactively enforce the HIPAA privacy and security standards and, as a result, may conduct audits of health plans, providers and other parties to enforce HIPAA compliance. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties without being required to attempt to resolve violations through informal means; further, OCR may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. OCR enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions under either HIPAA or relevant state laws seeking either injunctions or damages in response to violations that threaten the privacy of state residents. As explained above, depending on the line of business, the Company acts or intends to act as both a covered entity and a business associate.

HIPAA does not preempt state laws that provide more stringent privacy protection than provided for in HIPAA; as such, we may be subject to additional state privacy laws in states in which we operate. Additionally, states also have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act (“GLBA”)) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before the insurer shares such information with a non-affiliated third party. The GLBA regulations apply to health, life and disability insurance. Like HIPAA, GLBA sets a “floor” standard, allowing states to adopt more stringent requirements governing privacy protection.

Federal and state consumer protection laws are being applied increasingly by the FTC and states’ attorney general to regulate the collection, use, storage and disclosure of personal or health information, through websites or otherwise, and to regulate the presentation of website content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements to our members that describe how we handle personal information and choices members may have about the way we handle personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. The Cybersecurity Information Sharing Act of 2015 (“CISA”), encourages organizations to share cyber threat indicators with the federal government and, among other things, directs HHS to develop a set of voluntary cybersecurity best practices for organizations in the healthcare industry.

In addition, states have begun to enact more comprehensive privacy laws and regulations addressing consumer rights to data protection, transparency and cybersecurity. Violations of federal and state privacy and security laws and other contractual requirements may result in significant liability and expense, damage to our reputation or termination of relationship with our customers.

Fraud and abuse laws

As an institution that contracts with the federal government, we are subject to federal laws and regulations relating to the award, administration and performance of U.S. government contracts, including laws aimed at preventing fraud, waste and abuse. Fraud, waste and abuse prohibitions encompass a wide range of activities, including kickbacks or other inducements for referral of members or for the coverage of products by a plan, billing for unnecessary medical services by a healthcare provider, improper marketing and beneficiary inducements, and violations of patient privacy rights. Companies involved in federal and state health care programs such as Medicare are required to maintain compliance programs to detect and deter fraud, waste and abuse, and are often the subject of fraud, waste and abuse investigations and audits. The regulations and contractual requirements applicable to us and other participants in these programs are complex and subject to change. Although our compliance program is designed to meet all statutory and regulatory requirements, our policies and procedures are frequently under review and subject to updates, and our training and education programs continue to evolve.

The federal Anti-Kickback Statute and related regulations have been interpreted to prohibit the knowing and willful payment, solicitation, offering or receipt of any form of remuneration (including kickbacks, bribes and rebates) in return for the referral of federal healthcare program patients or any item or service that is reimbursed, in whole or in part, by any federal healthcare program. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In some of our markets, states have adopted similar anti-kickback provisions, which apply regardless of the source of reimbursement. We have attempted to structure our relationships with providers and other entities to ensure compliance with the Anti-Kickback Statute and relevant safe harbors. It is, however, possible that regulatory authorities may challenge our approach to provider contracting and incentives, or other operations, and there can be no assurance that authorities will determine that our arrangements do not violate the federal Anti-Kickback Statute. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions, including fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs.

We are subject to federal and state laws and regulations that apply to the submission of information and claims to various government agencies. For example, the False Claims Act (“FCA”), provides, in part, that the federal government may bring a lawsuit against any person or entity who the government believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. There also is FCA liability for knowingly or improperly avoiding repayment of an overpayment received from the government and/or failing to promptly report and return any such overpayment. The federal government, whistleblowers and some courts have taken the position that claims presented in violation of other statutes, for example, where a claim includes items or services resulting from a violation of the federal Anti-Kickback Statute, may be considered a violation of the FCA. Violations of the FCA are punishable by treble damages and civil monetary penalties of up to a specified dollar amount per false claim. In addition, a special provision under the FCA allows a private person (for example, a “whistleblower,” such as a disgruntled current or former competitor, member, or employee) to bring an action under the FCA on behalf of the government alleging that a company has defrauded the federal government and permits the private person to share in any settlement of, or judgment entered in, the lawsuit. A number of states, including states in which we operate, have adopted their own false claims acts and whistleblower provisions that are similar to the FCA. Companies in the health and related benefits industry, including ours, frequently are subject to actions brought under the FCA or similar state laws.

Additional federal regulations

Additionally, we may be subject to general consumer protection laws and regulations applicable to direct-to-consumer activities such as on-line communications including, but not limited to, the FTC’s Telemarketing Sales Rules and the Telephone Consumer Protection Act, which gives the FTC, Federal Communications Commission (“FCC”), and state attorneys general the ability to regulate, and bring enforcement actions relating to, telemarketing practices and certain automated outbound contacts such as phone calls, texts or emails. Under certain circumstances, these laws may provide consumers with a private right of action. Violations of these laws could result in substantial statutory penalties and other sanctions.

We are also constantly assessing the medical device status of certain health information technology products and/or solutions and clinical decision support tools, which may, at any time, require compliance with U.S. Food and Drug Administration (“FDA”) requirements.

State laws and regulation

Health care regulation.

Our plans are regulated in, and must be licensed by the jurisdictions in which they conduct business. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power with respect to all aspects of the insurance business. The majority of states in which we operate plans require periodic financial reports to be filed with the National Association of Insurance Commissioners (“NAIC”), while New Jersey, the state of domicile of our regulated insurance entity, requires reports to be filed directly with the New Jersey Department of Banking and Insurance (“NJDOBI”). The establishment of minimum capital or restricted cash reserve requirements is determined on a state-by-state basis. The NAIC has adopted model regulations that, where adopted by states, require expanded governance practices and risk and solvency assessment reporting. Most states have adopted these or similar measures to expand the scope of regulations relating to corporate governance and internal control activities of HMOs and insurance companies. We are required to maintain a risk management framework and file a confidential self-assessment report with state insurance regulators. We are required to file a variety of reports stipulated by each state in which we are licensed in. These reports can be financial in nature or informational. Our PPO plans are currently licensed in 45 states and D.C., excluding Michigan, New Hampshire, New York, North Carolina and Vermont. Our HMO is licensed in New Jersey and Texas. The most comprehensive reporting is required by the state of domicile of our regulated insurance entity which, for both the HMO and PPO, is New Jersey.

Because we operate as one or more holding companies, we are regulated under state insurance holding company regulations and are dependent upon dividends and administrative expense reimbursements from our subsidiaries. Most state insurance holding company laws and regulations require prior regulatory approval of acquisitions and material affiliated transfers of assets, including transactions between the regulated companies and their parent holding companies or affiliates. These laws may restrict the ability of our regulated subsidiaries to pay dividends to our holding companies or to obtain sufficient capital to fund our obligations.

Some of our business activity is subject to other health care-related regulations and requirements, including PPO, Managed Care Organization (“MCO”), utilization review (“UR”), pharmacy service, or care provider-related regulations and licensure requirements. These requirements differ from state to state and may contain network, contracting, product and rate, licensing and financial and reporting requirements. There are laws and regulations that set specific standards for delivery of services, appeals, grievances and payment of claims, adequacy of health care professional networks, fraud prevention, protection of consumer health information, pricing and underwriting practices and covered benefits and services.

Changes of control.

Before a person can acquire control of a U.S. domestic insurer, prior written approval, or exemption therefrom, must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must make a disclaimer of control filing with the insurance department of such state, which filing must be accepted by such insurance department. Prior to granting approval of an application to acquire control of a domestic insurer, the domiciliary state insurance commissioner will consider a number of factors, which include the financial strength of the proposed acquiror, the acquiror’s plans for the future operations of the domestic insurer, and any anti-competitive results that may arise from the consummation of the acquisition of control.

Generally, state insurance statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the outstanding voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.

As our regulated insurance entity is domiciled in New Jersey, the insurance laws and regulations of New Jersey would be applicable to any proposed acquisition of control of Clover. Under New Jersey law, generally no person may acquire control of any insurer, whether by purchase of its securities or otherwise, unless it gives prior notice to the insurer and receives prior approval, or exemption therefrom, from NJDOBI. These regulations pertaining to an acquisition of control of an insurance company may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable. Such regulations may also inhibit our ability to acquire an insurance company should we wish to do so in the future.

Corporate practice of medicine and fee-splitting laws.

Certain of our businesses function as direct medical service providers and, as such, are subject to additional laws and regulations. Some states have corporate practice of medicine laws that prohibit specific types of entities from practicing medicine or employing physicians to practice medicine. Moreover, some states prohibit certain entities from engaging in fee-splitting practices that involve sharing in the fees or revenues of a professional practice. These prohibitions may be statutory or regulatory, or may be imposed through judicial or regulatory interpretation, and are subject to change.

Additionally, our healthcare providers must be licensed to practice medicine in the state in which they are located. In addition, they must be in good standing with the applicable medical board, board of nursing or other applicable entity. Furthermore, they cannot be excluded from participation in certain government programs at either the state or federal levels, such as Medicare and Medicaid.

International Regulation

We have significant operations, including certain outsourced operations and software research and development in other countries, such as Hong Kong, the Philippines, Colombia, India and Eastern Europe and are subject to regulation in the jurisdictions in which they are organized or conduct business. These regulatory regimes vary from jurisdiction to jurisdiction. In addition, our non-U.S. operations are subject to U.S. laws that regulate the conduct and activities of U.S.-based businesses operating abroad, such as the export controls laws or FCPA, the latter of which prohibits offering, promising, providing or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage.

CLOVER’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us, “ or “our” refer to the business of Clover and its subsidiaries prior to the consummation of the Business Combination and to Clover Health Investments, Corp. and its subsidiaries following the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Combined Financial and Other Data of Clover” section of this proxy statement/prospectus and our combined financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

At Clover Health, we are singularly focused on creating great, sustainable healthcare to improve every life. We have centered our strategy on building and deploying technology that we believe will enable us to solve a significant data problem while avoiding the limitations of legacy approaches. Currently, as a next-generation Medicare Advantage insurer, we leverage our flagship software platform, the Clover Assistant, to provide America’s seniors with PPO and HMO plans that are the obvious choice for Medicare-eligible consumers. We call our plans “Obvious” because we believe they are highly affordable—offering most of our members the lowest average out-of-pocket costs for PCP co-pays, specialist co-pays, drug deductibles and drug costs in their markets—and provide peace of mind with wide network access and the same cost-sharing (co-pays and deductibles) for physicians who are in- and out-of-network. By empowering physicians with data-driven, personalized insights at the point of care through our software platform, we believe we can improve clinical decision-making and viably offer these “Obvious” plans at scale, through an asset-light approach. Today, we have the highest membership growth rate among Medicare Advantage plans in the United States with over 50,000 members, based on CMS enrollment data, and reach a broad array of consumers, including traditionally underserved populations. We believe our growth potential in existing and future markets is high. We were founded with the goal of using data and technology to improve and transform health care. We offer MA plans, which are provided as part of the U.S. federal Medicare program. Our current footprint spans seven states, and we are licensed as a risk-bearing entity in 45 states and the District of Columbia, and as a health maintenance organization in New Jersey and Texas.

We initially launched our MA offering in 2013, scaling to our first nine MA markets, or counties, by 2016 with approximately 15,000 members, to 34 MA markets across seven states with 57,503 members as of September 30, 2020, representing 8% market share of the individual, non-SNP MA enrollees in these markets. These markets also represent 3.1 million available Medicare-eligible beneficiaries as of 2019. We are launching in 74 additional MA markets, expanding our footprint by an additional state, in 2021. Together with our current markets, these new markets represent 4.2 million available Medicare-eligible beneficiaries as of 2019. Our membership growth has largely been driven by our nation-leading established market take rate, which has averaged more than 50% over the past three years across a group of counties in New Jersey that grew from eight to 13 over the period. Established market take rate, which is derived from publicly available CMS data, represents the number of members gained by an insurer as a percentage of the total number of incremental MA members added to comparable plans in “established” markets, which we define as markets where an insurer has over 500 members as of the end of the prior year. Our take rate has allowed us to achieve a top three market position in all of our established markets according to CMS data. We plan to leverage our scalable business model to continue to enter into new markets nationally to serve a greater percentage of the over 60 million Medicare-eligible beneficiaries nationwide.

Since our inception, we have invested our efforts and financial resources to introduce our MA plans, build our clinical care capabilities and develop the foundational elements of our technology and systems. This allowed us to invent the Clover Assistant while simultaneously building our organization and raising capital to support growth of our operations. In July 2018, we introduced the first version of the Clover Assistant with the goal of providing significant clinical value to physicians through surfacing important information specific to each patient at the point of care. The Clover Assistant platform synthesizes comprehensive, longitudinal sets of data directly available to us as a health plan, generates physician-focused machine learning, artificial intelligence, and rules-based insights, and drives action by surfacing the most relevant, personalized information to PCPs directly at the point of care. As of September 30, 2020, over 2,300 PCPs, who already treat our members and are responsible for caring for 65% of our total membership, had contracted to use the Clover Assistant to manage our members’ care. Additionally, onboarded physicians are highly engaged, using the Clover Assistant for 92% of their member visits in 2019.

In addition to partnering with PCPs for care delivery, we also deploy the Clover Assistant in support of other clinical programs. The Clover Assistant not only drives better care, but also improves identification of, and engagement with, members to increase enrollment rates in these programs. For example, we have a small portion of our members who benefit from more intense, in-home primary care, in which Clover-employed PCPs and NPs either support and supplement our network PCPs or transition to become our members’ PCPs. To best serve this population, we launched and expanded our in-home complex care program to provide palliative and supportive care services for members with advanced illness or chronic conditions. Through our own clinical staff or vendors, we also conduct in-home programs targeting members who have been recently discharged from hospitals or who do not receive regular care from a PCP. Since the COVID-19 pandemic, these clinical programs are also carried out through telehealth visits.

The combination of our Clover Assistant-empowered physicians and “Obvious” plan design creates a powerful network effect that has enabled us to achieve not only market-leading membership growth, as compared to other MA plans with over 50,000 members, but also attractive unit economics. In the markets we select, we rapidly deploy the Clover Assistant to physicians. The attractive physician-oriented attributes of the Clover Assistant drive increased adoption and engagement with the platform. Our unit economics have improved through the use of Clover Assistant, enabling us to offer “Obvious” plan designs, capture market share and collect even more clinical data that benefits our platform. This virtuous cycle also enables us to reinvest in our existing markets through improved plan designs and to expand into adjacent and new markets, all of which benefit the cycle.

Through our “Obvious” plans, we have achieved significant organic membership growth. Our membership has expanded from 30,677 as of January 1, 2018, to 57,503 as of September 30, 2020, representing 25% share of the individual, non-SNP MA market in our established markets. This expansion has largely been driven by our nation-leading established-market take rate, which has averaged more than 50% over the past three years, across a group of counties in New Jersey that grew from eight to 13 over the period. This rapid growth generated a 59.1% increase in our total revenues from $290.6 million for the year ended December 31, 2018, to $462.3 million for the year ended December 31, 2019, and our gross premiums earned, before the impact of premiums ceded to third party reinsurers under reinsurance agreements, grew 29.4%, from $353.9 million to $457.8 million over the same period. For the nine months ended September 30, 2020, our total revenues were $506.7 million and gross premiums earned were $501.5 million as compared to $347.0 million in total revenues and $344.3 million in gross premiums earned for the nine months ended September 30, 2019, in each case, representing a 46% increase. During 2018 and 2019, we also built the infrastructure to deliver on a more efficient healthcare experience for our members, resulting in net losses of $(201.9) million and $(363.7) million for the years ended December 31, 2018 and 2019. For the years ended December 31, 2018 and 2019, our adjusted EBITDA was $(177.1) million and $(175.5) million, respectively, and our Adjusted EBITDA Margin was (50.1)% and (38.3)%, respectively. For the nine months ended September 30, 2020, our net loss was $(10.0) million, our adjusted EBITDA was $(11.0) million and our Adjusted EBITDA Margin was (2.2)%. Our improved results in the current year were the result of operational execution as well as reduced utilization of healthcare services as a result of COVID-19. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures not presented in accordance with GAAP. See the section entitled “Selected Historical

Financial Information of Clover—Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA and Adjusted EBITDA Margin as financial measures and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Medicare Advantage Background

Medicare is the U.S. federal health insurance program for Americans aged 65 or older and certain younger people with disabilities, providing hospital and medical insurance and prescription drug benefits to its participants. The Centers for Medicare & Medicaid Services (“CMS”), an agency of the United States Department of Health and Human Services, administers the Medicare program. Throughout the United States, CMS operates “Original Medicare,” or traditional fee-for-service Medicare (“Medicare FFS”), under which individuals pay premiums to the government and out-of-pocket deductibles and coinsurance to providers. In many counties, there is an alternative to Original Medicare whereby private companies contract with CMS to provide coverage through MA plans. MA organizations provide benefits at least comparable to those offered under Medicare FFS, and may provide certain supplemental benefits, such as dental, vision and gym benefits. MA plans often provide reduced cost-sharing, care coordination, wellness and prevention programs and reduced or $0 monthly premiums. Most MA plans also offer prescription drug coverage as part of the basic plan, subject to cost-sharing and other limitations; these plans are referred to as Medicare Advantage Prescription Drug (“MAPD”) plans. Unlike Original Medicare, which does not cap out-of-pocket costs for enrolled beneficiaries, MA plans limit member-required payments through annual out-of-pocket maximums. When they first become eligible for Medicare and then during specific periods every following year, individuals may choose to enroll in Original Medicare, or if one is available in their county of residence, a Medicare Advantage plan instead. An annual election period runs from October 15 to December 7, and any changes become effective the following January 1. Between January 1 and March 31, all Medicare Advantage enrollees have another opportunity to make enrollment changes, which generally become effective the next month.

The most common types of Medicare Advantage plans are: HMO plans, which generally restrict care options to a plan’s network of providers; PPO plans, which allow in- and out-of-network care, but usually require members to pay more for out-of-network providers; and special needs plans, which restrict enrollment to people who have specific diseases, live in institutional settings, or have dual Medicare/Medicaid status. While most such plans are individual, or non-group, plans, in which any individual who meets the eligibility criteria can enroll, there are also group Medicare Advantage plans, which are offered by companies, unions or government agencies to their employees or retirees.

We contract with CMS to provide a comprehensive array of health insurance benefits for Medicare-eligible beneficiaries in individual PPO and, to a far lesser extent, HMO MAPD plans in exchange for contractual payments received from CMS. These contractual payments take the form of a fixed payment per member per month (“PMPM”). CMS payments, and any premium payments charged to members, are set prospectively. Each June, we submit to CMS plan-specific bids, which represent our projection of the expected cost of covering a standard benefit package for an average risk member for the next year. CMS compares the bid against county-level benchmark rates, based on Medicare FFS costs, in order to determine the plan-specific payment as well as any associated premiums, cost-sharing or additional coverage benefits. The payments made to plans, including for supplemental benefits, may be higher, depending on a plan’s score in the CMS Star Ratings Program, which measures plan performance on a variety of clinical and administrative measures. The plan payments are also adjusted based on member risk scores, which are meant to compensate plans that enroll beneficiaries with a higher than average health risk and to reduce payments for healthier beneficiaries who have a lower health risk. Risk scores are based on member diagnoses from the previous year and are periodically adjusted retroactively based on additional plan data collection.

Revenue Model

Our revenue model is based on the number of members enrolled in the plans we offer under contracts with CMS. We generate revenues primarily from premiums paid by CMS based on enrollment and to a much lesser extent, from direct payments by members. In advance of each plan year, we enter into contracts with CMS under which it pays us fixed monthly premiums per member based on our actuarial bid and the CMS risk-adjustment model. The CMS risk adjustment model assesses health conditions and other factors to determine a member’s risk score. It then uses these scores to compensate or reduce payments to plans whose members are higher or lower than average health risk, with such changes taking effect in the plan year following the assessment. One feature of the Clover Assistant is that it allows us to accurately capture member disease burden and submit that data to CMS on a timely basis to ensure appropriate revenues to cover the care of our members.

Our membership acquisition is highly seasonal, with January being the highest enrollment month as a result of Medicare’s annual election period at the end of the year. Our members generally enroll for a full calendar year, creating a highly predictable revenue stream for that year and meaningful opportunities for us to re-enroll members for years to come. We offer affordable, wide network access plans in each of our markets, which gives members the freedom to choose any Medicare provider willing to see them. This approach helps us retain members and drives membership growth and market share gains across our markets.

Factors Affecting Our Performance

Our financial condition and results of operations have been, and will continue to be affected by, a number of important factors, including:

Member Enrollment

Our revenue growth rate and long-term profitability are affected by our ability to increase our number of members, which requires that we both continue to enroll new members in our MA plans and retain existing members. Our membership rapidly expanded from 30,677 as of January 1, 2018, to 54,525 as of January 1, 2020, and we added an additional 2,978 members through September 30, 2020, primarily under Medicare’s annual election period process. We believe our “Obvious” plans drive our membership growth in our markets. Most of our members are enrolled in plans that offer the lowest average out-of-pocket costs for PCP co-pays, specialist copays, drug deductibles and drug costs in their markets while also providing peace of mind with wide network access and with the same in- and out-of-network costs for physician visits. With our focus on clinical value delivery to our members, we are able to improve our economics and share that back with members in the form of more affordable and attractive plan designs. Our plans create high levels of member satisfaction, as evidenced by our members rating of our 2018 plans an average of 8.73 out of 10 according to the most recent CMS-administered survey. To further drive our membership growth in our markets, we develop internal and external sales channels that market our value proposition and our products, leveraging targeted messages that resonate with our members. Our proven ability to drive membership growth has largely been powered by our nation-leading established-market take rate, which has exceeded 50% on average the last three years (based on the number of members gained in markets in which we had over 500 members in the applicable year), and has resulted in 25% market share across these markets. In addition to driving revenue growth, membership growth is integral to the powerful network effects in our business.

Market Share (Established Markets)(1)

(1)	Markets where Clover has over 500 members prior to AEP results. 13 of our 34 counties.

Market Coverage

We are focused on driving membership growth through geographic and market share expansion and are allocating resources and taking strategic actions to increase our share in existing markets and enter into new markets. As a result, our revenue, growth rate and long-term profitability are also affected by our ability to achieve both objectives. Our approach of offering “Obvious” plans in each market is a key element of our overall expansion strategy, and we supplement it with targeted investments in advertising and marketing to build brand awareness in select markets. We have achieved a top three market position in all of our established markets, and we have proven our ability to consistently drive membership across a cross-section of urban, suburban and rural markets with differing demographic, socio-economic and MA market trends. We believe our success across these markets positions us to drive growth and execute on our expansion plans into new markets. We currently offer MA plans in 34 markets, or counties, across seven states, with 8% market share of the individual, non-SNP MA enrollees in these markets. These markets also represent 3.1 million available Medicare-eligible beneficiaries as of 2019. We are launching in 74 additional MA markets, expanding our footprint by an additional state, in 2021. Together with our current markets, these new markets represent 4.2 million available Medicare-eligible beneficiaries as of 2019. Through driving adoption and use of the Clover Assistant, we believe we have significant opportunities to expand our membership in our other existing markets, and to leverage our scalable business model to enter into new markets nationally to serve a greater percentage of the over 60 million Medicare-eligible beneficiaries.

Leading Market Share Across Urban, Suburban and Rural Markets

Source: CMS and US consensus

(1)	Population per square mile

Innovation and adoption of our Clover Assistant platform

Our success is also dependent on our ability to innovate and drive further adoption of the Clover Assistant in order to maintain our competitive advantage, including continuing to offer “Obvious” plans in the markets we serve. As of September 30, 2020, over 2,300 PCPs, who already treat our members and are responsible for caring for 65% of our total membership, had contracted to use the Clover Assistant to manage our members’ care. Additionally, as of December 31, 2018 and 2019, we had Clover Assistant coverage of 33% and 59%, respectively, which represented the percentage of our total members attributed to a physician who had contracted to use the Clover Assistant platform. We note that a portion of our membership does not regularly see PCPs and hence are not currently attributed to a PCP. Our Clover Assistant coverage for members who are attributed to PCPs is materially higher. As of September 30, 2020, 80% of our members who regularly see PCPs receive care from PCPs who are contracted on the Clover Assistant platform. Additionally, onboarded physicians are highly engaged, using the Clover Assistant for 92% of their member visits in 2019.

Clover Assistant Penetration

Members Assigned to a CA PCP	Percent CA Coverage of Total Membership

Percentage CA Coverage of Members Assigned to a PCP

We believe that we have built a highly-effective platform that will position us to further expand our provider network in new and existing markets. Through driving personalized, evidence-based clinical decision-making, improving closure of care gaps and facilitating interventions in our various clinical programs, the Clover Assistant has improved our plan economics by reducing medical expenses and enabling more accurate measurement of disease burden. We intend to continue to invest in and enhance new and existing features and functionality that expand our capabilities and facilitate the extension of the Clover Assistant to new use cases for physicians.

We believe we are well positioned to leverage the power of the Clover Assistant to further capture Medicare market share through emerging payment models. For example, we plan to participate in CMS’s Direct Contracting program, which is scheduled to begin in April 2021 for a period of at least five years and provides for payment incentives similar to those in MA for physician practices and other organizations serving Original Medicare beneficiaries. As part of the program, Clover contracts directly with physicians to use the Clover Assistant to help manage their Original Medicare patients. A member becomes aligned to our Direct Contracting Entity (“DCE”) when CMS’s attribution model attributes them to (or they voluntarily elect to designate) a PCP with whom Clover has contracted as a “DC Participant” provider. To date, we already have contracts with physicians through which approximately 200,000 lives may be aligned with our DCE under the program. We also contract with “Preferred” providers, which includes other types of providers to which the PCP may refer or admit patients. Under our global risk arrangement, total medical costs for these members are calculated and compared to a risk-adjusted benchmark rate. Our DCE will receive any savings, or bear any losses, generated, limited by several risk mitigation mechanisms. We believe this program represents a significant economic and market opportunity for us to deploy our platform across a national footprint since we plan to scale this beyond our MA markets and greatly enhance the velocity of our new market growth.

Managing the Cost of Care of Our Members

We focus on lowering the cost of medical services for our members, or medical expenses, in order to enable us to continue to offer “Obvious” plans and drive membership growth, as well as achieve and sustain profitability in the future. Medical expenses primarily consist of payments to physicians, hospitals and other health care providers for services provided to our members. While the premiums for our MA plans are established primarily by bid and cannot be modified during the plan year, except under limited circumstances, the medical expenses we are obligated to pay can vary and could exceed premiums earned. Medical expenses can vary for a variety of reasons, including variance in cost of healthcare services and supplies, utilization rate and mandated increases in benefits. We rely on our Clover Assistant platform to identify care issues that drive value at the point of care, supporting better clinical decision-making and improving care, which in turn helps to improve our MCR and reduce medical expenses in the long term.

Our new member MCR tends to be higher than our returning member MCR, as new members typically join us with less complete or accurate documentation (and therefore lower risk adjustment scores). Additionally, our efforts to manage our members’ medical costs through our clinical programs have a more significant impact after a member has been enrolled with Clover for a full year.

Our focus on improving member care and economics is having a real and measurable impact. Our Medicare covered medical expenses increased by 1.2% between 2018 and 2019 as compared to 4.5% for overall Original Medicare expenses for a comparable population over the same period. In 2019, our members had 197 inpatient hospital admissions per 1,000 members compared to the Original Medicare benchmark of 252 admissions per 1,000 enrollees (Medicare FFS data from 2018, the most recent year available). Our members had 465 emergency room visits per 1,000 members in 2019, compared to 600 emergency room visits per 1,000 beneficiaries in Original Medicare. Additionally, as presented in the chart below, the performance of our returning members with a PCP who used the Clover Assistant has improved over time, with those members showing an MCR of 82% for the three months ended March 31, 2020. This represented a 720-basis point improvement as compared to the MCR for that same member cohort for full year 2019, and these members consistently show better MCRs as compared to returning members with a PCP who did not use the Clover Assistant. See “—Key Performance Measures—Medical care ratio, gross and net” below for a description of how this metric is calculated. See “—Key Performance Measures—Membership and associated premiums earned and medical claim expenses” below for a description of returning members and new members.

Returning Member Medical Care Ratio

Our MCR is lower for members whose PCP uses the Clover Assistant because usage of the Clover Assistant helps to close care gaps consistent with evidence-based guidelines, enhances physicians’ understanding of their patients, thus improving care and lowering treatment costs, and improves data collection to support accurate CMS risk adjustment. Additionally, we use our platform to identify members—such as those with multiple chronic conditions or those who are high risk for near-term hospitalization—who are suitable for our specialized clinical care programs, and deploy our team of employed physicians, nurses, and care managers to incrementally support their care. For example, through our in-home care program, we work with our members with medically complex conditions to ensure they receive frequent telehealth and home visits, often multiple times a month, by Clover’s physicians and nurses. Since the program’s inception on May 1, 2017, until March 31, 2020, inpatient admissions and the MCR of the 1,061 program enrollees were 12% and 1,900 basis points lower, respectively, than the admissions and MCR of 716 people in a matched control group.

We believe that the first quarter of 2020 is the most appropriate period, to date, to measure the impact of the Clover Assistant on our financial performance. We launched the Clover Assistant in 2018 and during 2019 we rapidly expanded coverage, from 33% of our total membership on December 31, 2018, to 59% on December 31, 2019. While the Clover Assistant had a positive impact on our 2019 MCR, its impact was dampened by the lower coverage early in the year and the lag between identifying member disease burden through Clover Assistant and seeing a positive impact on our margin through medical management and receipt of appropriate reimbursement. Looking at 2020, although we began to see some impact from reduced utilization in the last two weeks of the first quarter as a result of the COVID-19 pandemic, other factors occurred during the quarter that helped to mitigate any favorable impact from reduced utilization, including:

•	COVID-related inpatient admissions that occurred in March given our concentration of members in New Jersey, which was one of the earliest hotspots for the virus;

•	The Part D component of overall MCR is seasonally higher in the first quarter as a result of risk corridor impact; and

•	A further increase in pharmacy benefit costs due to higher than usual early prescription refills and refills of extended day supply medications.

See the section entitled “—COVID-19 Impact” below for a further description of the impacts of the global pandemic on our business.

Unit economics

We measure the effectiveness of our growth investments by comparing the lifetime value of a member to customer acquisition cost (“LTV/CAC”). The lifetime value (“LTV”) of a member represents projected premium collected less projected medical expense incurred less variable operating expense related to ongoing member service and retention, over the estimated lifetime of a member. We divide members into two categories, new and returning, that reflect the different profitability characteristics of our business. Any member who is active on July 1 of a given year is considered a returning member in the following year. Any member who joins a Clover plan after July 1 in a given year is considered a new member for the entirety of the following calendar year. We calculate customer acquisition cost (“CAC”) as sales, marketing and commission expense related to attracting new members.

Based on our new and returning members’ MCR in the first quarter of 2020 and an average member lifetime of six years, which is consistent with our historical member retention, our LTV/CAC is 4.5x. Our six-year member lifetime is driven by total retention being approximately 600 bps higher than the industry average reported by the Kaiser Family Foundation in 2016. We believe that the continued adoption of the Clover Assistant will allow us to improve this metric over time.

Seasonality

Growth

We typically experience the strongest increase in quarterly membership and revenue during the first quarter of each year because of Medicare’s annual election period at the end of the year. Members generally enroll in new plans for a full year. We incur marketing and advertising expenses in advance of the enrollment periods, principally in the fourth quarter of each year, and we also incur sales commissions in the first quarter of each year to coincide with the effective dates of members that joined our plans during these periods. Additionally, our annual financial results will primarily depend on our ability to market to and enroll existing and potential members during the 54-day annual election period in the fourth quarter of each year and, to a lesser extent, during the open enrollment period spanning the first quarter of each year when enrollees under MA plans in the prior year can renew or choose a different a MA plan. See the section entitled “Risk Factors—If we are unable to succeed in expanding our member base, our future growth would be limited and our business, financial condition and results of operations would be harmed.”

PMPM Premium Earned, Net

While our total premium revenue has increased year over year, we experience some seasonality in our PMPM premiums earned, net as they generally decline over the course of the year due to shifts in our member base. In January of each year, CMS revises the risk adjustment factor for each member based upon health conditions documented in the prior year, typically leading to an overall increase in PMPM revenue. As the year progresses, we onboard new members, who may contribute lower PMPM premiums earned, net, as new members typically join us with less complete or accurate documentation (and therefore lower risk adjustment scores). Likewise, as we experience member mortality during the year, our PMPM premiums earned, net, may decline as sicker members generally have higher risk adjustment scores.

Medical Expenses

Medical expenses vary seasonally depending on a number of factors, including the incidence of illnesses as well as the timing of certain member cost sharing. Certain illnesses, such as the influenza virus, are far more prevalent during colder months of the year, which results in an increase in medical expenses during these time periods. As a result, we typically see higher levels of PMPM medical expenses in the first and fourth quarters. Medical costs also depend upon the number of business days in a period. Shorter periods will have lower medical expenses due to fewer business days, impacting comparability between periods. We would also expect to experience an impact should there be a pandemic such as COVID-19, which may result in increased or decreased total medical expenses depending on the severity of the illness and the concentration of our membership in a given area.

Continued Investment in Growth

We plan to continue investing in our business to capitalize on our market opportunity. We intend to increase spending for member acquisition, new market development and network expansion. For example, we intend to make focused investments in marketing expenses to drive brand awareness to attract new members and physicians in existing markets. We also target expansion into new markets, including making investments in complementary programs to MA that leverage our technology and support our growth initiatives. Moreover, we expect to make investments in software development as we continue to improve our Clover Assistant platform and technology infrastructure to generate data-driven insights to support the care of our members and reduce medical expenses. Additionally, we expect to continue to add headcount to support our growth. Although our investments in growth may adversely affect our operating results in the near term, we believe that they will contribute to our long-term growth.

Star Ratings

The CMS Star Ratings Program measures plan performance on a variety of clinical and administrative measures. For payment year 2020, Clover’s plans achieved a 3.0 Star Rating. When a plan achieves a 3.5 Star or higher rating, it qualifies for certain bonus payments. We believe that the Clover Assistant will help improve our Star ratings because it can help physicians better address many measures at the point of care (e.g. clinical gap closures, care coordination). To date, we have built only some features over 2019 and 2020 that address Star Ratings measures, such as: preventive cancer screenings, flu shot, and medication adherence reminders. We expect to develop additional features to the Clover Assistant that will help improve performance on more measures, and thus believe the Clover Assistant will drive improvement in our plans’ Star Ratings.

The Business Combination

We entered into the Merger Agreement with SCH, a special purpose acquisition company, on October 5, 2020. Pursuant to the Merger Agreement, and assuming a favorable vote of SCH’s stockholders, Merger Sub, a newly formed subsidiary of SCH, will be merged with and into Clover. Upon consummation of the Business Combination, the separate corporate existence of Merger Sub shall cease, Clover will survive and merge with SCH, which will be renamed Clover Health Investments, Corp.

The Business Combination is expected to be accounted for as a reverse capitalization in accordance with GAAP. Under the guidance in ASC 805, SCH is expected to be treated as the “acquired” company for financial reporting purposes. We expect to be deemed the accounting predecessor of the combined business, and Clover, as the parent company of the combined business, will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Business Combination is expected to have a significant impact on our future reported financial position and results as a consequence of the reverse capitalization. The most significant changes in Clover’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to our consolidated balance sheet at September 30, 2020) of between approximately $1,154 million, assuming maximum shareholder redemptions permitted under the Merger Agreement, and $626 million, assuming no shareholder redemptions. Each redemption scenario includes approximately $400 million in proceeds from the private placement (“PIPE Investment”) to be consummated substantially simultaneously with the Business

Combination, offset by additional transaction costs for the Business Combination. The estimated transaction costs for the Business Combination are approximately $71.8 million, of which $29.0 million represents deferred underwriter fees related to SCH’s initial public offering. See “Unaudited Pro Forma Combined Financial Information.”

As a result of the Business Combination, we expect to become the successor to an SEC-registered and NYSE-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.

COVID-19 Impact

The COVID-19 pandemic is rapidly evolving, and the ultimate impact on our business, results of operations, financial condition and cash flows is uncertain and difficult to predict. The global pandemic has severely impacted businesses worldwide, including many in the insurance sector. In response to the pandemic, we have implemented additional steps to our care delivery, our member support, and our internal policies and operations.

We refocused our clinical operations in mid-March 2020 and fully adopted the CMS COVID-19 emergency policy changes, including multiple summary guidances issued over a 12-week period, from March 2020 to June 2020. We implemented many changes to provide continued care to members, including reorienting our in-home primary care program to provide care remotely, pivoting our post-hospital discharge program to video and telephonic encounters, and helping members receive their prescription medications at home.

Additionally, we rapidly enhanced our Clover Assistant platform to focus on video and telephonic visits to ensure that our members received appropriate levels of care despite their inability to visit a physician’s office. In total, we pivoted from 100% in-person Clover Assistant visits before the COVID-19 pandemic to 82% and 64% virtual Clover Assistant visits during the months of April and May 2020, respectively.

To ensure care continuity, we have implemented multi-channel member communications to support our members staying in place, provider network support for telehealth adoption by PCP practices, and a nurse practitioner COVID-19 hotline reaching out to our most vulnerable members—acting as a clinical bridge for members whose provider offices had transiently closed.

We are continuing to monitor the ongoing financial impact that COVID-19 will have on our business and operations and are making adjustments accordingly. We have waived member copays on certain COVID-19-related services and have worked very closely with our open network of providers to ensure that members are receiving necessary care. Given that a large portion of our membership is elderly and generally in the high-risk category for COVID-19, we have incurred additional costs during 2020 to care for those members who have contracted the virus, and we will likely continue to incur similar costs in the near future. However, for the nine months ended September 30, 2020, our increased medical expenses and investments in the health of our members during the pandemic are being offset by the reduction in overall utilization of healthcare services across our entire membership base as a result of stay-at-home orders and the closure of certain provider facilities. We believe that a portion of these services are being deferred, but the timing and intensity in which these services will return is subject to several factors outside of our control, including the containment of the virus as well as capacity constraints of providers. Additionally, CMS risk adjustment requires that a member’s health issues be documented annually regardless of the permanence of the underlying causes. Historically, this documentation was required to be completed during an in-person visit with a patient. As part of the CARES Act, Medicare is allowing documentation for conditions identified during video visits with patients. While we intend to leverage Clover Assistant to increase the video visits for our members and document their health conditions on a timely basis, given the disruption caused by COVID-19, we may be unable to document the health conditions of our members as comprehensively as we did in previous years, which may adversely impact the accuracy of our risk adjustment factors and revenue in future periods.

In addition to the information presented above in “Managing the Cost of Care of our Members,” the quarterly information presented in the following table illustrates the impact of COVID-19 on our financial results during the three months period:

	For the Three Months Ended
	March 31, 2020		June 30, 2020		September 30, 2020
	Total	PMPM	Total	PMPM	Total	PMPM
	(dollars in thousands, except PMPM amounts)
Premiums earned, net	$163,710	$984	$170,315	$1,000	$167,075	$972
Net medical claims incurred	$146,328	$880	$119,366	$701	$144,846	$842
Net income (loss)	$(28,162)	—	$5,403	—	$12,758	—
Adjusted EBITDA	$(21,703)	—	$28,830	—	$(18,158)	—
MCR	89.4%	—	70.1%	—	86.7%	—

Beginning in late March and early April 2020, COVID-19 caused an increase in our inpatient hospital costs as members started to experience admissions caused by the virus. The increase in hospital costs was ultimately more than fully offset by a reduction in outpatient and office-based utilization during the second quarter. In the second quarter, we experienced a reduction in utilization across all settings, including inpatient hospital admissions.

Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there remains uncertainty around its duration and ultimate impact, and the related financial impact on our business could change and cannot be accurately predicted at this time. See the section entitled “Risk Factors—Risks Related to Clover’s Business and Industry—We are subject to risks associated with the COVID-19 pandemic, which could have a material adverse effect on our business, results of operations, financial condition and financial performance.”

Key Performance Measures

We review several key performance measures, discussed below, to evaluate our business and results, measure performance, identify trends, formulate plans and make strategic decisions. We believe that the presentation of such metrics is useful to investors and counterparties to model the performance of healthcare companies such as Clover.

	Years Ended December 31,				Nine Months Ended September 30,
	2018		2019		2019		2020
	Total	PMPM(1)	Total	PMPM(1)	Total	PMPM(1)	Total	PMPM(1)
	(in thousands, except PMPM amounts)
Other Data:
Members as of period end	32,529	N/A	42,592	N/A	42,087	N/A	57,503	N/A
Premiums earned, gross	$353,918	$937	$457,758	$927	$344,250	$939	$501,483	$986
Premiums earned, net	$286,515	$758	$456,926	$925	$343,549	$937	$501,100	$985
Medical claim expense incurred, gross	$343,529	$909	$452,261	$916	$338,271	$923	$411,243	$808
Net medical claims incurred	$279,050	$739	$450,645	$912	$337,441	$920	$410,540	$807
Medical care ratio, gross	97.1%	N/A	98.8%	N/A	98.3%	N/A	82.0%	N/A
Medical care ratio, net	97.4%	N/A	98.6%	N/A	98.2%	N/A	81.9%	N/A
Net Loss	$(201,928)	N/A	$(363,737)	N/A	$(285,066)	N/A	$(10,001)	N/A
Adjusted EBITDA(2)	$(177,146)	N/A	$(175,457)	N/A	$(116,345)	N/A	$(11,031)	N/A
Adjusted EBITDA Margin(2)	(50.1%)	N/A	(38.3%)	N/A	(33.8)%	N/A	(2.2)%	N/A

(1)

Calculated PMPM figures are based on the applicable amount divided by member months in the given period. Member months represents the number of months members are enrolled in a Clover Health plan in the period.

(2)

Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are not calculated in accordance with U.S. GAAP. See the section entitled “Selected Historical Financial Information of Clover—Non-GAAP financial measures.”

Membership and Associated Premiums Earned and Medical Claim Expenses

We define new and returning members on a calendar year basis. Any member who is active on July 1 of a given year is considered a returning member in the following year. Any member who joins a Clover plan after July 1 in a given year is considered a new member for the entirety of the following calendar year. We view our number of members and associated PMPM premiums earned and medical claim expenses, in the aggregate and on a PMPM basis, as important metrics to assess our financial performance because member growth aligns with our mission, drives our total revenues, expands brand awareness, deepens our market penetration, creates additional opportunities to inform our data-driven insights to improve care and decrease medical claim expenses, and generates additional data to continue to improve the functioning of the Clover Assistant. Among other things, the longer a member is enrolled in one of our MA plans, the more data we collect and synthesize and the more actionable insights we generate. We believe these data-driven insights lead to better care delivery as well as improved identification and documentation of members’ chronic conditions, helping to lower PMPM medical claim expenses.

Premiums Earned, Gross

Premiums earned, gross is the amount received, or to be received, for insurance policies written by us during a specific period of time without reduction for premiums ceded to reinsurance. We believe premiums earned, gross provides useful insight into the gross economic benefit generated by our business operations and allows us to evaluate our underwriting performance without regard to changes in our underlying reinsurance structure. Premiums earned, gross excludes the effects of premiums ceded to reinsurers, and therefore should not be used as a substitute for premiums earned, net, total revenue or any other measure presented in accordance with GAAP. See the section entitled “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Our Results of Operations—Premiums Earned, Net.”

Premiums Earned, Net

Premiums earned, net represents the earned portion of our premiums earned, gross, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements as presented on our consolidated statement of operations in accordance with GAAP.

Gross Medical Claims Incurred

Gross medical claims incurred reflects claims incurred excluding amounts ceded to reinsurers and the costs associated with processing those claims. We believe gross medical claims incurred provides useful insight into the gross medical expense incurred by members and allows us to evaluate our underwriting performance without regard to changes in our underlying reinsurance structure.

Gross medical claims incurred excludes the effects of medical claims and associated costs ceded to reinsurers, and therefore should not be used as a substitute for net claims incurred, total expenses or any other measure presented in accordance with GAAP. See “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Our Results of Operations—Net Medical Claims Incurred.”

Net Medical Claims Incurred

Net medical claims incurred consists of the costs of claims, including the costs incurred for claims net of amounts ceded to reinsurers as presented on our consolidated statement of operations in accordance with GAAP.

Medical Care Ratio, Gross and Net

We calculate our medical care ratio by dividing total net medical claim expenses incurred by premiums earned, in each case on a gross or net basis, as the case may be, in a given period. We believe our MCR is an indicator of our gross profit for our MA plans and the ability of our Clover Assistant platform to capture and analyze data over time to generate actionable insights for returning members to improve care and reduce medical expenses.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA is a non-GAAP financial measure defined by us as net loss before interest expense, amortization of notes and securities discounts, provision for income taxes, depreciation and amortization expense, change in fair value of warrants expense, loss (gain) on derivative, restructuring cost, stock-based compensation expense and health insurance industry fee. Adjusted EBITDA Margin is a non-GAAP financial measure defined by us as Adjusted EBITDA divided by premiums earned, gross. Adjusted EBITDA and Adjusted EBITDA Margin are key measures used by our management and the board of directors to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA and EBITDA Margin provides useful measures for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful information in understanding and evaluating our operating results in the same manner as our management and our board of directors. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than net loss, which is the most directly comparable financial measure calculated in accordance with GAAP. See the section entitled “Selected Historical Financial Information of Clover—Non-GAAP Financial Measures” for information regarding the limitations of using Adjusted EBITDA and Adjusted EBITDA Margin as financial measures and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Components of Our Results of Operations

Premiums Earned, Net

Premiums earned, net represents the earned portion of our premiums earned, gross, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements. Premiums are earned in the period in which members are entitled to receive services, and are net of estimated uncollectible amounts, retroactive membership adjustments, and any adjustments to recognize rebates under the minimum benefit ratios required under the Health Care Reform Law.

Premiums earned, gross is the amount received, or to be received, for insurance policies written by us during a specific period of time without reduction for premiums ceded to reinsurance. We earn premiums through our plans offered under contracts with CMS. We receive premiums from CMS on a monthly basis based on our actuarial bid and the risk-adjustment model used by CMS. Premiums anticipated to be received within twelve months based on the documented diagnostic criteria of our members are estimated and included in revenue for the period including the member months for which the payment is designated by the CMS.

Premiums ceded is the amount of premiums earned, gross ceded to reinsurers. From time to time, we enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. Under these agreements, the “reinsurer,” agrees to cover a portion of the claims of another insurer, i.e., us, the “primary insurer,” in return for a portion of their premium. Ceded earned premium is earned over the reinsurance contract period in proportion to the period of risk covered. The volume of our ceded earned premium is impacted by the level of our premiums earned, gross and any decision we make to adjust our reinsurance agreements.

While we have not entered into or maintained reinsurance contracts since the third quarter of 2018, during 2018, we maintained a quota share reinsurance program (“Quota Share Reinsurance Program”) under which we transferred, or “ceded,” 25% of our premiums earned to our reinsurer. In exchange, the reinsurer paid us a “ceding commission” of 75% for every dollar ceded, in addition to funding all of the corresponding claims, or 25% of all our claims for our MA and MAPD plans, with a limit of $10 million in excess of the ceded net written premium, less: (i) ceding commission and federal excise tax thereon; (ii) profit commission, if any; (iii) brokerage; and (iv) allocated fees incurred in establishing a trust account.

Other Income

Other income primarily consists of income earned from commissions related to premiums ceded under our reinsurance agreements. Commissions from premiums ceded under reinsurance agreements are earned when ceded to reinsurers over the period of policies. The amount of commissions we earn is dependent upon the terms of our reinsurance contracts and the amount of premiums ceded. Other income also includes income generated from ceded allowances under reinsurance agreements, which are amounts paid by the reinsurers to help cover certain expenses incurred by the ceding party in relation to the ceded contracts. In addition, we generate an immaterial amount of other income from rental agreements with third parties for subleases of our leased office facilities.

Investment Income, Net

Net investment income represents interest earned from fixed-maturity securities, short-term securities and other investments, the gains or losses on sales and maturities of investments. Our cash and invested assets primarily consist of fixed-maturity securities, and may also include cash and cash equivalents, equity securities, and short-term investments. The principal factors that influence net investment income are the size of our investment portfolio and the yield on that portfolio. As measured by amortized cost (which excludes changes in fair value, such as changes in interest rates), the size of our investment portfolio is mainly a function of our invested equity capital along with premiums we receive less amounts paid in costs of care.

Net Medical Claims Incurred

Net medical claims incurred are our medical expenses and consists of the costs of claims, including the costs incurred for claims net of amounts ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses as well as to provide additional capacity for growth. These expenses generally vary based on the total number of members and their utilization rate of our services.

Salaries and Benefits

Salaries and benefits consist of salaries, sales commissions, stock-based compensation expense, employee benefit costs, severance costs and payroll taxes for employees.

Following the Closing, we expect to incur significant additional salaries and benefits as a result of expanding our headcount to support our increased compliance requirements associated with operating as a public company or otherwise and the growth of our business. As a result, we expect that our salaries and benefits will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue.

General and Administrative Expense

General and administrative expense consists of legal, accounting, tax and other professional fees, consulting fees, hardware and software costs, payments to our third-party cloud infrastructure providers for hosting our software, travel expenses, recruiting fees, certain tax, license and insurance-related expenses, including industry assessments, advertising and marketing costs, membership-driven administrative costs, lease and occupancy costs, statutory and other fees and other overhead costs. Membership-driven administrative costs consist of enrollment-related costs, broker commissions and call center expenses.

We are subject to the Health Care Reform Law, which established insurance industry assessments, including an annual health insurance industry fee. The annual health insurance industry fee was assessed in 2018 and suspended in 2019. In 2020, the fee will again be assessed. Under current law, the fee has been permanently repealed beginning in 2021.

Following the Closing, we expect to incur significant additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of Nasdaq, additional corporate, director and officer insurance expenses, greater investor relations expenses and increased professional service fees. As a result, we expect that our general and administrative expenses will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue.

Premium Deficiency Reserve Expense (Benefit)

Premium deficiency reserves are established to the extent that the sum of expected future costs, claim adjustment expenses, and maintenance costs exceeds related future premiums under contracts without consideration of investment income. We assess the profitability of our contracts with CMS to identify those contracts where current operating results or forecasts indicate probable future losses. Premium deficiency reserve expense (benefit) is recognized in the period in which the losses are identified. We may identify and recognize additional premium deficiency reserves depending on the rates that are paid to us by CMS based on our actuarial bids and the utilization of healthcare services by our members.

Depreciation and Amortization

Depreciation and amortization consists of all depreciation and amortization expenses associated with our property and equipment. Depreciation includes expenses associated with property and equipment. Amortization includes expenses associated with leasehold improvements.

Other Expense

Other expense consists primarily of debt issuance costs incurred in connection with the issuance of an aggregate of $373.8 million initial principal amount of convertible securities (“Convertible Securities”) in February, May and August 2019.

Change in Fair Value of Warrants Expense

Change in fair value of warrants expense is related to a mark to market adjustment associated with warrants to purchase our capital stock. In connection with the Closing, the warrants will automatically be converted into shares of Class B common stock, and we will no longer be required to re-measure the value of the warrants.

Interest Expense

Interest expense consists primarily of interest expense associated with our outstanding Convertible Securities and non-convertible notes under our term loan facility (“Term Loan Notes”).

Amortization of Notes and Securities Discounts

Amortization of notes and securities discounts consists of amortization of the debt discount associated with the Convertible Securities, warrants and debt issuance costs associated with the Term Loan Notes.

Loss (Gain) on Derivative

Loss on derivative consists of loss on embedded derivatives contained in the Convertible Securities. The embedded derivatives relate to the conversion features of the Convertible Securities, which reflect a premium above the principal and accrued interest thereon.

We record a gain or loss on derivative based on changes in fair value of the embedded derivatives contained in the Convertible Securities. The carrying amounts of these embedded derivatives are recorded at fair value at issuance, marked-to-market as of each balance sheet date, and changes in fair value are reported as either income or expense during the period.

In order to estimate the fair value attributable to these features, we estimate the value of the Convertible Securities (i) with the embedded derivatives and (ii) without the embedded derivatives. The incremental difference between the two values is then used to estimate the fair value of the embedded derivatives. A probability-weighted present value of expected future returns model is then used in order to estimate the value of the conversion features under various probable scenarios. The assumptions used to arrive at the estimated fair value generally include the stock price, strike price, volatility, risk-free rate and time to maturity, among others.

Results of Operations

Comparison of the Nine Months Ended September 30, 2019 and 2020

The following tables summarize our consolidated results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Nine Months Ended September 30,		Change ($)	Change (%)
	2019	2020
	(dollars in thousands)
Revenues
Premiums earned, net (Net of ceded premiums of $701 and $383 for the nine month period ended September 30, 2019 and September 30, 2020, respectively)	$343,549	$501,100	$157,551	46
Other income	295	3,329	3,034	N/M
Investment income, net	3,147	2,226	(921)	(29)

Total revenues	346,991	506,655	159,664	46

Expenses
Net claims incurred and claims adjustment expense	337,441	410,540	73,099	22
Salaries and benefits(1)	73,825	57,339	(16,486)	(22)
General and administrative expense	65,596	79,798	14,202	22
Premium deficiency reserve expense	(7,203)	(16,357)	(9,154)	127
Depreciation and amortization	434	413	(21)	(5)
Other expense	279	—	(279)	N/M

Total expenses	470,372	531,733	61,361	13

Loss from operations	(123,381)	(25,078)	98,303	(80)

Change in fair value of warrants	1,925	31,903	29,978	1,557
Interest expense	15,637	25,560	9,923	63
Amortization of notes and securities discount	10,041	14,935	4,894	49
Loss (gain) on derivative	134,082	(87,475)	(221,557)	(165)

Net loss	$(285,066)	$(10,001)	$275,065	(96)

(1)	Stock-based compensation expenses of $2.6 million and $4.9 million are included in salaries and benefits for the nine months ended September 30, 2019 and 2020, respectively.

N/M = Not Meaningful

	Nine Months Ended September 30
	2019	2020
Revenues
Premiums earned, net (Net of ceded premiums of $701 and $383 for the nine month period ended September 30, 2019 and September 30, 2020, respectively)	99%	99%
Other income	—	1
Investment income, net	1	—

Total revenues	100	100

Expenses
Net medical claims incurred	97	81
Salaries and benefits	21	11
General and administrative expense	19	16
Premium deficiency reserve expense (benefit)	(2)	(3)
Depreciation and amortization	—	—
Other expense	—	—

Total expenses	135	105

Loss from operations	(35)	(5)

Change in fair value of warrants expense	1	6
Interest expense	5	5
Amortization of notes and securities discounts	3	3
Loss (gain) on derivative	39	(17)

Net loss	(83)%	(2)%

Premiums Earned, Net

Premiums earned, net increased $157.6 million, or 46%, to $501.1 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily due to membership growth from 42,087 at September 30, 2019, to 57,503 at September 30, 2020. Premiums earned, net for the nine months ended September 30, 2019 and 2020, includes the impact of $1.7 million and $5.1 million, respectively, of additional revenue from finalized risk adjustment payments related to 2018 and 2019 members, respectively.

Other Income

Other income increased $3.0 million to $3.3 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily due to higher rental income from subleases of $2.2 million and other income of $0.8 million.

Investment Income, Net

Investment income, net decreased $0.9 million, or 29% to $2.2 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The decrease was primarily due to a lower average balance of short-term investments and investment securities during the nine months ended September 30, 2020, as well as decreases in short-term interest rates which declined over the first nine months of 2020. Investment balances were $235.4 million and $126.7 million as of September 30, 2019 and 2020, respectively.

Net Medical Claims Incurred

Net medical claims incurred increased $73.1 million, or 22% to $410.5 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily due to membership growth from 42,087 at September 30, 2019, to 57,503 at September 30, 2020, partially offset by reduced health care utilization in connection with the COVID-19 pandemic.

Beginning in late March and early April 2020, COVID-19 caused an increase in our inpatient hospital costs as members started to experience admissions caused by the virus. The increase in hospital costs was ultimately more than fully offset by a reduction in outpatient and office-based utilization during the second and third quarters. Through September 30, 2020, we experienced a reduction in utilization across all settings, including inpatient hospital admissions compared to the nine month period ended September 30, 2019.

Salaries and Benefits

Salaries and benefits decreased $16.5 million, or 22%, to $57.3 million for the nine months period ended September 30, 2020, compared to the nine months period ended September 30, 2019. The decrease was primarily driven by a 28% reduction in full-time employees between September 30, 2019 and September 30, 2020, resulting in lower salaries and payroll taxes of $15.7 million, bonus payments of $1.6 million, and severance of $1.3 million, partially offset by increases in stock-based compensation expense of $2.4 million and employee commissions of $0.3 million.

General and Administrative Expenses

General and administrative expenses increased $14.2 million, or 22% to $79.8 million for the nine months period ended September 30, 2020, compared to the nine months period ended September 30, 2019. The increase was primarily driven by increased legal and professional expenses of $11.7 million, increased commissions paid to outside brokers of $6.4 million and the presence of the health industry fee expense of $6.0 million, which was not applicable in 2019, partially offset by lower expenses associated with administrative costs of $4.5 million, consulting fees of $2.1 million, payroll fees of $1.7 million, implementation fees of $1.3 million, and software application expense of $0.5 million.

Premium Deficiency Reserve Expense (Benefit)

Premium deficiency reserve expense (benefit) amortization increased $9.2 million, or 127% to $16.4 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily due to changes in actual and anticipated experience in management’s assessment of the profitability of contracts.

Change in Fair Value of Warrants Expense

Change in fair value of warrants expense increased by $30.0 million, for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was primarily due to a larger increase in the valuation of warrants in 2020 as compared to the valuation of warrants in 2019, driven by the change in beginning stock price, the estimated holding period, the volatility in the stock price and a change in the risk-free interest rate period over period.

Interest Expense

Interest expense increased $9.9 million, or 63%, for the nine months period ended September 30, 2020, primarily related to stated interest associated with convertible securities issued during 2019, partially offset by lower stated interest on the Term Loan Notes resulting from the decrease in principal balance. Interest expense associated with convertible securities and non-convertible securities increased $11.1 million and decreased $1.2 million for the nine months period ended September 30, 2020, respectively.

Amortization of Notes and Securities Discounts

Amortization of notes and securities discounts increased $4.9 million for the nine months period ended September 30, 2020. The increase relates to the amortization of debt discounts associated with the convertible securities.

Loss (Gain) on Derivative

We incurred a gain on derivative of $87.5 million for the nine months period ended September 30, 2020. The gain relates to the decrease in fair value of embedded derivatives associated with the convertible securities.

Comparison of the Years Ended December 31, 2018 and 2019

The following tables summarize our consolidated results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Years Ended December 31		Change ($)	Change (%)
	2018	2019
	(dollars in thousands)
Revenues
Premiums earned, net (Net of ceded premiums: 2018: $67,403; 2019: $832)	$286,515	$456,926	$170,411	59
Other income	3,052	801	(2,251)	(74)
Investment income, net	1,060	4,539	3,479	328

Total revenues	290,627	462,266	171,639	59

Expenses
Net medical claims incurred	279,050	450,645	171,595	61
Salaries and benefits(1)	85,117	91,626	6,509	8
General and administrative expense	103,040	94,757	(8,283)	(8)
Premium deficiency reserve expense	9,605	7,523	(2,082)	(22)
Depreciation and amortization	487	551	64	13
Other expense	—	363	363	N/M

Total expenses	477,299	645,465	168,166	35

Loss from operations	(186,672)	(183,199)	3,473	(2)

Change in fair value of warrants expense	8,251	2,909	(5,342)	(65)
Interest expense	6,954	23,155	16,201	233
Amortization of notes and securities discounts	51	15,913	15,862	N/M
Loss on derivative	—	138,561	138,561	N/M

Net loss	$(201,928)	$(363,737)	$(161,809)	80

(1)	Stock-based compensation expenses of $3.6 million and $3.3 million are included in salaries and benefits for the years ended December 31, 2018 and 2019, respectively.

N/M = Not Meaningful

	Years ended December 31
	2018	2019
Revenues
Premiums earned, net (Net of ceded premiums: 2018: $67,403; 2019: $832)	99%	99%
Other income	1	—
Investment income, net	—	1

Total revenues	100	100

Expenses
Net medical claims incurred	96	97
Salaries and benefits	29	20
General and administrative expense	35	20
Premium deficiency reserve expense	3	2
Depreciation and amortization	—	—
Other expense	—	—

Total expenses	163	139

Loss from operations	(63)	(39)

Change in fair value of warrants expense	3	1
Interest expense	2	5
Amortization of notes and securities discounts	—	3
Loss on derivative	—	30

Net loss	(68)%	(78)%

Premiums Earned, Net

Premiums earned, net increased $170.4 million, or 59%, to $456.9 million for the year ended December 31, 2019, compared to $286.5 million for the year ended December 31, 2018. The increase was primarily due to membership growth from 30,681 at the beginning of 2018 to 42,594 at the end of 2019 and, as explained below, $66.6 million lower ceded premiums due to the expiration of certain reinsurance agreements. Premiums earned, net in the year ended December 31, 2019, includes $1.7 million of additional revenue from finalized risk adjustment payments related to 2018 members. By comparison, our premiums earned, gross, before the impact of premiums ceded to third party reinsurers under reinsurance agreements, increased 29.4% from $353.9 million to $457.8 million for the years ended December 31, 2018, to December 31, 2019, respectively.

During the last three quarters in 2018, we maintained the Quota Share Reinsurance Program over our MA and MAPD plans, which we did not renew for 2019. As a result, for the year ended December 31, 2018, our premiums earned included approximately $67.4 million of ceded amounts attributable mainly to our Quota Share Reinsurance Program. Primarily as a result of our non-renewal of our Quota Share Reinsurance Program for 2019, our ceded premiums decreased by $66.6 million or 98.8%, during the year ended December 31, 2019.

Other Income

Other income decreased $2.3 million, or 74% to $0.8 million for the year ended December 31, 2019, compared to $3.1 million for the year ended December 31, 2018. Other income decreased primarily as a result of the expiration of ceded commission and expense allowances that were associated with certain reinsurance agreements in the amount of $2.4 million.

Investment Income, Net

Investment income, net increased $3.5 million, or 328% to $4.5 million for the year ended December 31, 2019 compared to $1.1 million for the year ended December 31, 2018. The increase was primarily due to a higher average balance of short-term investments and investment securities during the year ended December 31, 2019, partially offset by decreases in short-term interest rates which declined over the second half of 2019.

Net Medical Claims Incurred

Net medical claims incurred increased $171.6 million, or 61% to $450.6 million for the year ended December 31, 2019, compared to $279.1 million for the year ended December 31, 2018. The increase was primarily driven by increased claims driven by membership growth from 30,681 at the beginning of 2018 to 42,594 at the end of 2019 and, as explained below, $62.9 million lower ceded claims due to the expiration of our Quota Share Reinsurance Program.

For the year ended December 31, 2018, our claims incurred included approximately $63.9 million of ceded amounts attributable mainly to our Quota Share Reinsurance Program. Primarily as a result of our non-renewal of our Quota Share Reinsurance Program for 2019, our ceded claims incurred decreased by $62.9 million or 98% during the year ended December 31, 2019.

Salaries and benefits

Salaries and benefits increased $6.5 million, or 8%, to $91.6 million for the year ended December 31, 2019, compared to $85.1 million for the year ended December 31, 2018. The increase was primarily due to a $3.8 million increase in cash compensation and payroll taxes driven by higher sales commissions associated with member growth and higher cash compensation and benefits costs associated with a slightly higher average headcount, as well as a $3.0 million increase in severance costs as part of our restructuring of our internal teams to build more healthcare expertise across our organization, partially offset by a year over year decrease in stock-based compensation expense of $0.3 million.

General and Administrative Expenses

General and administrative expenses decreased $8.3 million, or 8% to $94.8 million for the year ended December 31, 2019, compared to $103.0 million for the year ended December 31, 2018. The decrease was primarily driven by a $7.0 million decline in marketing expenses, a $4.6 million decline in recruiting fees and other administrative costs, and a $2.1 million decline in travel expense, partially offset by higher membership-driven administrative costs of $6.7 million and higher software costs of $4.3 million as we implemented a new claims processing system. Our general and administrative expenses in 2019 also benefited from a one-year moratorium on the annual health insurance industry fee, suspending its application for 2019. For 2018, we paid an annual health insurance industry fee of $4.6 million.

Premium Deficiency Reserve Expense

Premium deficiency reserve expense decreased $2.1 million, or 22% to $7.5 million for the year ended December 31, 2019, compared to $9.6 million for the year ended December 31, 2018. The decrease was primarily due to changes in actual and anticipated experience in management’s assessment of the profitability of contracts.

Other Expense

Other expense increased $0.4 million for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily due to debt issuance costs of $0.4 million that were expensed in connection with the issuance of the Convertible Securities.

Change in Fair Value of Warrants Expense

Change in fair value of warrants expense decreased $5.3 million, or 65% for the year ended December 31, 2019, compared to $8.3 million for the year ended December 31, 2018. The decrease was primarily due to a smaller increase in the valuation of warrants in 2019 as compared to the valuation of warrants in 2018, driven by the change in beginning stock price, the volatility in the stock price, and a change in the risk-free interest rate year over year, among other factors.

Interest Expense

Interest expense increased $16.2 million, or 233%, for the year ended December 31, 2019, primarily related to stated interest associated with the Convertible Securities, partially offset by lower stated interest on the Term Loan Notes resulting from the decrease in the outstanding principal balance. Interest expense associated with the Convertible Securities and Term Loan Notes increased $17.1 million and decreased $0.8 million for the year ended December 31, 2019, respectively.

Amortization of Notes and Securities Discounts

Amortization of notes and securities discounts increased $15.9 million for the year ended December 31, 2019. The increase relates to the amortization of debt discounts associated with the Convertible Securities.

Loss on Derivative

We incurred a loss on derivatives of $138.6 million for the year ended December 31, 2019. The loss relates to the increase in fair value of embedded derivatives associated with the Convertible Securities.

Liquidity and Capital Resources

As of September 30, 2020, we had cash, cash equivalents, and short-term investments of $105.2 million. Additionally, as of September 30, 2020, we had $111.2 million of investment securities and $432.6 million outstanding balance on our convertible notes and $36.1 million outstanding on our Term Loan Notes. On a pro forma basis, assuming the consummation of the Business Combination as of the date, we would have had cash, cash equivalents, and short-term investments of between approximately $746.4 million and $774.4 million, depending on the level of redemptions by SHC’s shareholders and assuming full eligible cash redemption by Clover shareholders and $400.0 million in aggregate proceeds from the PIPE Investment and all outstanding Convertible Securities would convert into Clover Class Z Common Stock. Our cash equivalents, short-term investments, and investment securities consist primarily of money market funds and U.S. government debt securities.

Since inception, we have financed our operations primarily from the proceeds we received through private sales of equity securities, issuances of convertible notes, premiums earned under our MA plans, and borrowings under our term loan facility. We believe our existing cash, cash equivalents, short-term investments and operating cash flows, taken together, will be sufficient to meet our projected operating and regulatory requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our needs to support our business growth, to respond to business opportunities, challenges or unforeseen circumstances, or for other reasons. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected.

We operate as a holding company in a highly regulated industry. As such, we are dependent upon dividends and administrative expense reimbursements from our subsidiaries, two of which are subject to regulatory restrictions. We continue to maintain significant levels of aggregate excess statutory capital and surplus in our state-regulated operating subsidiaries. Cash and cash equivalents at the parent company was $36.0 million, $4.6 million, and $6.7 million as of December 31, 2018, December 31, 2019, and September 30, 2020, respectively. Our parent and unregulated subsidiaries held $36.9 million, $156.0 million, and $65.3 million of cash, cash equivalents, short-term investments and investment securities as of December 31, 2018, December 31, 2019, and September 30, 2020, respectively, and our regulated insurance subsidiaries hold $50.3 million, $107.3 million, and $151.1 million of cash, cash equivalents, short-term investments and investment securities as of December 31, 2018, December 31, 2019, and September 30, 2020, respectively. This decrease at the parent company primarily reflects capital contributions to insurance subsidiaries and repayment of debt, offset by the proceeds from the issuance of the Convertible Securities. Our use of operating cash derived from our non-insurance subsidiaries, is generally not restricted by Departments of Insurance (or comparable state regulatory agencies). Our regulated insurance subsidiaries have not paid dividends to the parent and applicable insurance laws restrict the ability of our regulated insurance subsidiary to declare and pay dividends to the parent. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our regulated insurance subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect. Refer to our parent company financial statements and accompanying notes in Schedule II—Parent Company Financial Information contained in our consolidated financial statements included elsewhere in this proxy statement/prospectus.

For a detailed discussion of our regulatory requirements, including aggregate statutory capital and surplus as well as dividends paid from the subsidiaries to the parent, please refer to Notes 21, 22, and 23 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Cash Flows

The following table summarizes our consolidated cash flows for the years ended December 31, 2018 and 2019, and the nine months ended September 30, 2020:

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash used in operating activities	$(153,282)	$(159,875)	$(92,948)	$(58,594)
Net cash (used in) provided by investing activities	97,525	(181,908)	(222,683)	69,847
Net cash (used in) provided by financing activities	74,589	333,978	337,862	10,881

Operating Activities

Our largest source of operating cash flows is capitated payments from CMS. Our primary uses of cash from operating activities are payments for medical benefits.

For the nine months period ended September 30, 2020, net cash used in operating activities was $(58.6) million, which included a net loss of $(10.0) million. Non-cash charges primarily consisted of a $(87.5) million gain on derivative, $31.9 million change in fair value of warrants expense, $14.9 million in amortization of notes and securities discounts, and $4.9 million of stock-based compensation expense.

For the nine months period ended September 30, 2019, net cash used in operating activities was $(92.9) million, which included a net loss of $(285.1) million. Non-cash charges primarily consisted of a $134.1 million loss on derivative, $10.0 million in amortization of notes and securities discounts, $2.6 million of stock-based compensation expense and $1.9 million change in fair value of warrants expense.

For the year ended December 31, 2019, net cash used in operating activities was $159.9 million, which included a net loss of $363.7 million. Non-cash charges primarily consisted of a $138.6 million loss on derivative, $15.9 million in amortization of notes and securities discounts, $3.3 million of stock-based compensation expense and $2.9 million change in fair value of warrants expense.

For the year ended December 31, 2018, net cash used in operating activities was $153.3 million, which included a net loss of $201.9 million. Non-cash charges primarily consisted of $3.6 million of stock-based compensation expense and $8.3 million change in fair value of warrants expense.

Investing Activities

Net cash provided by investing activities for the nine months ended September 30, 2020, of $69.8 million was primarily due to $222.7 million provided from the sale and maturity of investment securities offset by $152.2 million used to purchase investment securities.

Net cash used in investing activities for the nine months ended September 30, 2019, of $(222.7) million was primarily due to $445.8 million used to purchase investment securities and $1.1 million outflows from the acquisition of Principium Health, LLC and Medical Service Professionals of NJ, LLC offset by $224.2 million provided from the sale and maturity of investment securities.

Net cash used in investing activities for the year ended December 31, 2019, of $181.9 million was primarily due to $505.5 million used to purchase investment securities, partially offset by $324.8 million provided from the sale and maturity of investment securities.

Net cash provided by investing activities for the year ended December 31, 2018, of $97.5 million was primarily due to $108.7 million provided from the sale and maturity of investment securities, partially offset by $9.7 million used to purchase investment securities.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2020 of $10.9 million was primarily the result of $20.0 million in proceeds from the issuance of the Convertible Securities and $3.9 million in acquisition of noncontrolling interest, offset by $13.9 million in principal payments on our outstanding Term Loan Notes and $1 million in proceeds from the issuance of common stock.

Net cash provided by financing activities for the nine months ended September 30, 2019, of $337.9 million was primarily the result of $343.4 million in proceeds from the issuance of the Convertible Securities and $0.6 million in proceeds from the issuance of common stock, partially offset by $5.8 million in principal payments on our outstanding Term Loan Notes and $0.4 million in deferred financing costs.

Net cash provided by financing activities for the year ended December 31, 2019, of $334.0 million was primarily the result of $343.4 million in proceeds from the issuance of the Convertible Securities, partially offset by $9.7 million in principal payments on our outstanding Term Loan Notes.

Net cash provided by financing activities for the year ended December 31, 2018, of $74.6 million was primarily the result of $45.0 million in proceeds from the sale and issuance of our Series D preferred stock, and $29.8 million in proceeds from the issuance of the bridge loans described below.

Financing Arrangements

Term Loan Notes

We entered into a loan and security agreement with a commercial lender in March 2017, which provided for term loans in an aggregate principal amount of up to $60.0 million. At that time, we borrowed $40.0 million as a term loan under the agreement which bears interest at 11.0% per annum, payable monthly, and has a maturity date of March 1, 2022. In October 2017, we borrowed the remaining $20.0 million as a term loan under the agreement which bears interest at 11.25% per annum, payable monthly, and has a maturity date of October 1, 2022. Each loan was payable in monthly installments of interest only for the first 24 months, and thereafter interest and principal are payable in 36 equal monthly installments. The loans are secured by substantially all of our assets, including our intellectual property, and equity interests in our unregulated subsidiaries.

Our loan and security agreement contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make certain distributions to our equity holders prior to a qualifying public offering of our securities, make investments or engage in transactions with our affiliates. Our loan and security agreement does not contain financial covenants. As of September 30, 2020, the aggregate principal amount outstanding under the Term Loan Notes was $36.1 million and we were in compliance with all covenants under our loan and security agreement.

Convertible Securities

In December 2018, we entered into a convertible securities purchase agreement with qualified institutional buyers, including entities affiliated with our Chief Executive Officer and other holders of more than 5% of our common stock, for an aggregate principal amount of up to $500.0 million. In February, May, August 2019 and September 2020, we issued an aggregate of $393.8 million initial principal amount of convertible securities, or the Convertible Securities, under the agreement. Until the first anniversary of the issue date, interest on the Convertible Securities accrued at a rate of 6.5% per annum and is compounded semi-annually in kind. Thereafter, the per annum interest rates increase ratably on a semi-annual basis up to 13.5% per annum at the third anniversary of the security issue date until the Convertible Securities cease to be outstanding, and the interest that accrues thereunder is compounded semi-annually in kind. The Convertible Securities initially mature on April 1, 2023, which may be extended under certain circumstances by us. At any time prior to maturity, we may repurchase or redeem up to 40% of the initial principal amount under the Convertible Securities prior to the maturity date at the redemption prices set forth in the convertible securities purchase agreement, provided that we also issue their holders warrants to purchase shares of our capital stock on the amount and on the terms set forth in the agreement. At maturity, we may not repay principal and accrued interest under the Convertible Securities in cash without providing their holders the opportunity to convert such amount into shares of our capital stock. The Convertible Securities contain certain affirmative and negative covenants applicable to us and certain of our subsidiaries, including, among other things, restrictions on dividends, repurchases of stock, acquisitions, incurring indebtedness and transactions with affiliates.

The Convertible Securities are mandatorily convertible immediately prior to the consummation of the Mergers described in the proxy statement/prospectus. The Convertible Securities will convert into our Class Z common stock, which shares will only be exchanged for the right to receive shares of Clover Health Class B common stock in the Merger and into 1.0935 times the number of shares that would be issuable in the event of an initial public offering. The conversion price is calculated as the lesser of (i) the merger price multiplied by 28.5% for the Convertible Securities issued in                      2019 or 32% for the Convertible Securities issued in                      2019, and (ii) a price per share equal to (x) $2.5 billion, divided by (y) the number of shares of common stock outstanding or reserved for issuance under our equity plans as of the closing of the Mergers on an as-converted, as-exercised basis as defined in the convertible securities purchase agreement. On September 30, 2020, the aggregate principal and accrued interest amount outstanding under the Convertible Securities was $             million, which would have been convertible into                  million shares of our common stock, assuming the Mergers had occurred on June 30, 2020, at an assumed merger price of $             per share.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments at December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Convertible Securities	$373,800	$—	$373,800	$—	$—
Term Loan Notes	58,500	—	58,500	—	—
Operating lease obligations	18,963	4,973	7,725	2,497	3,768

Total	$451,263	$4,973	$440,025	$2,497	$3,768

(1)

Convertible Securities convert to Clover Class Z Common Stock as part of the Business Combination described elsewhere in this proxy statement/prospectus. See the section entitled “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Arrangements—Convertible Securities”.

(2)	Amounts for Convertible Securities and Term Loan Notes include outstanding principal balances.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

On September 25, 2020, one of our subsidiaries issued a promissory note in an aggregate principal amount of $20.0 million. The note is convertible into equity of the subsidiary and matures on in September 2023.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify physicians and other parties with respect to certain matters, including, but not limited to, claims that our platform and products infringe the intellectual property rights of third parties. In addition, we have entered into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires our management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. We evaluate our significant estimates on an ongoing basis, including, but not limited to, net claims and claims adjustment expense and revenue recognition, including the risk adjustment provisions related to Medicare contracts. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Net Medical Claims Incurred

Net medical claims incurred is recognized in the period in which services are provided and includes an estimate of the cost of services which have been incurred but not yet reported (“IBNR”). IBNR represents a substantial portion of our unpaid claims as follows:

	Years Ended December 31,				Nine Months Ended September 30,
	2018		2019		2019		2020
	Total	%	Total	%	Total	%	Total	%
	(dollars in thousands)
IBNR	$48,047	89%	$69,178	88%	$60,339	96%	$83,497	89%
Other unpaid claims	4,942	9	5,941	8	—	0	6,778	7
Claims adjustment expense	1,015	2	2,767	4	2,329	4	3,340	4

Total unpaid claims and claim adjustment expense	$54,004	100%	$77,886	100%	$62,668	100%	$93,615	100%

Our management determines the unpaid claims and claim adjustment expense with input from a third-party actuarial firm. We estimate our unpaid claims and claim adjustment expense liabilities by following a detailed actuarial process that uses both historical claim payment patterns as well as emerging medical expense trends to project the best estimate of claims liabilities. These data and trends include historical data adjusted for claims receipt and payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, changes in membership, provider billing practices, benefit changes, known outbreaks of disease, including COVID-19 or increased incidence of illness such as influenza, the incidence of high dollar or catastrophic claims and other relevant factors. These factors are used to determine our lag analysis completion factor.

Our reserving practice is to consistently recognize an actuarial best estimate inclusive of a provision for moderately adverse conditions. For further discussion of our reserving methodology, including our use of completion factors to estimate IBNR, refer to Note 2 to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

The completion factor is the most significant factor impacting the IBNR estimate. The following table illustrates the sensitivity of these factors assuming moderately adverse experience and the estimated potential impact on our operating results caused by reasonably likely changes in these factors based on December 31, 2019 and September 30, 2020, data:

Increase (Decrease)
In completion factor	In unpaid claims as of December 31, 2019	September 30, 2020
(0.25)%	$2.6	$3.5
0.25%	$(2.6)	$(3.5)
0.50%	$(5.2)	$(7.0)
0.75%	$(7.7)	$(10.5)
1.00%	$(10.3)	$(14.0)
1.25%	$(12.8)	$(17.4)

The following table provides a historical perspective regarding the accrual and payment of our net claims and claims adjustment expense. Components of the total incurred claims for each year include amounts accrued for current year estimated net claims and claims adjustment expense as well as adjustments to prior year estimated accruals. Refer to Note 10 to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(in thousands)
Gross balance, beginning of period	$45,595	$54,004	$54,004	$77,886

Less: reinsurance recoverable, beginning of period	—	(12,344)	(12,344)	—

Net balance, beginning of period	45,595	41,660	41,660	77,886

Incurred related to:
Current year	281,892	453,423	340,079	425,941
Prior year	(2,842)	(2,778)	(2,638)	(15,401)

Total incurred	279,050	450,645	337,441	410,540

Paid related to:
Current year	234,260	376,980	279,545	339,252
Prior year	48,725	37,439	36,888	55,559

Total paid	282,985	414,419	316,433	394,811

Net balance, end of period	41,660	77,886	62,668	93,615

Plus: reinsurance recoverable, end of period	12,344	—	—	—

Gross balance, end of period	$54,004	$77,886	$62,668	$93,615

The following table summarizes the changes in estimate for incurred claims related to prior years attributable to our key assumption. As previously described, our key assumption is the completion factor estimated using an assumption of moderately adverse conditions. The amounts below represent the difference between our original estimates and the actual benefits expense ultimately incurred as determined from subsequent claim payments.

	Years Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
	(dollars in thousands)
Reserve Restatement	$(2,842)	$(2,778)	$(2,638)	$(15,401)
Factor Change	0.67%	0.40%	0.22%	1.32%

As previously discussed, our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for claims. Actuarial standards require the use of assumptions based on moderately adverse experience, and as such, a provision for adverse deviation is recognized on current reserves and released on prior reserves. We experienced favorable medical claims reserve development related to prior fiscal years of $2.8 million in 2018 and 2019 and $2.6 million and $15.4 million in the nine months period ended September 30, 2019 and 2020, respectively.

The favorable medical claims reserve development for all periods presented primarily reflects the consistent application of trend and completion factors estimated using an assumption of moderately adverse conditions. Our favorable development for each of the years presented above is discussed further in Note 10 to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

We continually adjust our completion factor with our knowledge of recent events that may impact current completion factors when establishing our reserves. Because our reserving practice is to consistently recognize the actuarial best estimate using an assumption of moderately adverse conditions as required by actuarial standards, there is a reasonable possibility that variances between actual completion factors and those assumed in our December 31, 2019 and September 30, 2020, unpaid claim estimate would fall around the middle of the ranges previously presented in our completion factor sensitivity table.

Revenue Recognition

We receive monthly premiums from the federal government according to government specified payment rates and various contractual terms. Revenue from premiums earned is recognized as income in the period members are entitled to receive services, and is net of estimated uncollectible amounts, retroactive membership adjustments, and any adjustments to recognize rebates under the minimum benefit ratios required under the Health Care Reform Law. Premiums received in advance of the service period are reported as other liabilities and recognized as revenue in the period earned.

Premiums anticipated to be received within twelve months based on the documented diagnostic criteria of our enrollees are estimated and included in revenue for the period including the member months for which the payment is designated by CMS.

CMS uses a risk-adjustment model which adjusts premiums paid to MA contracts, based on member risk scores, which are meant to compensate plans that enroll beneficiaries with a higher than average health risk and to reduce payments for healthier beneficiaries who have a lower health risk. Risk scores are based on member diagnoses from the previous year and are periodically adjusted retroactively based on additional plan data collection. Risk adjustments can have a positive or negative retroactive impact to rates. Under this model, rates paid to MA plans are based on actuarially determined bids, which include a process whereby prospective payments are based on our estimated cost of providing standard Medicare-covered benefits to a member with an average risk profile. That baseline payment amount is adjusted to reflect the health status of enrolled membership. Under the risk-adjustment methodology, all MA plans must collect and submit the necessary diagnosis code information to CMS within prescribed deadlines. Estimated audit settlements are recorded as a reduction of revenue from premiums earned, based upon available information.

Retrospective premiums involve the evaluation of past claims experience for the purpose of determining the actual cost of providing insurance for the customer. This evaluation is performed once every year and retrospective premiums are recognized in the year earned.

Medicare Advantage Part D

Payments received from CMS and members from our participation in the MAPD program are determined from our annual bid and represent amounts for providing prescription drug insurance coverage; these amounts are recognized as premium revenue for providing this insurance coverage ratably over the term of the annual contract. Such CMS payments are subject to risk sharing through risk corridor provisions. The risk corridor provisions compare costs targeted in bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to us or require us to refund to CMS a portion of the premiums received. As risk corridor provisions are considered in the overall annual bid process, management estimates and recognizes an adjustment to premiums revenue related to these provisions based upon pharmacy claims experience. Management records a receivable or payable at the contract level.

Reinsurance

The estimation of reinsurance recoverable involves a significant amount of judgment. Reinsurance assets include reinsurance recoverable on claims and claims adjustment expense that are estimated as part of our claim liability reserving process and, consequently, are subject to similar judgments and uncertainties. This estimate requires significant judgment for which key considerations include:

•	paid and unpaid amounts recoverable;

•	whether the balance is in dispute or subject to legal collection;

•	the financial condition of a reinsurer (i.e., liquidated, insolvent, in receivership or otherwise subject to formal or informal regulatory restriction); and

•	the collectability of the reinsurance recovery for factors such as, amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors.

Warrants and derivative liabilities

We classify warrants issued in connection with notes payable to purchase shares of our capital stock as liabilities, as the warrants were determined to be freestanding instruments. The warrants are considered to be freestanding instruments if they meet either of the following conditions: (1) they are entered into separately and apart from any of our other financial instruments or equity transactions or (2) they are entered into in conjunction with some other transaction and are legally detachable and separately exercisable. We consider the warrants to be legally detachable and separately exercisable from the simultaneous notes payable transactions they were issued with, and therefore account for them separately.

To determine the balance sheet classification for these warrants, we evaluate whether they qualify as liabilities per the debt accounting guidance. Financial instruments that do not qualify as liabilities under the debt accounting guidance may still be classified as liabilities if they do not meet the derivative guidance requirements for equity classification. Changes in the fair value of the warrant liability are recognized as changes in fair value of warrants in our Consolidated Statements of Operations and Comprehensive Loss. We will continue to adjust the liability for changes in fair value until the warrants are exercised, expire or qualify for equity classification. Upon the Closing, the warrants to purchase shares of our convertible preferred stock will become exercisable for common stock instead of preferred stock and the fair value of the warrant liability at that time will be reclassified to additional paid-in capital.

We evaluate the embedded features of the Convertible Securities by applying the derivatives accounting guidance. Derivatives embedded within non-derivative instruments, such as the Convertible Securities, are bifurcated from the host instrument when the embedded derivative is not clearly and closely related to the host instrument. We determined that certain conversion and redemption features associated with the Convertible Securities are embedded derivatives and have been bifurcated from the host instrument and accounted for as embedded derivative instruments. These derivatives are recognized as derivative liabilities and recorded at fair value.

Fair values of warrants and derivative liabilities related to the Convertible Securities are estimated using a probability-weighted expected return method, where the values of various instruments are estimated based on an analysis of future values of our business, assuming various future outcomes. The resulting instruments’ values are based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to us, as well as the economic benefits attributable to each class of instruments. The expected future investment returns are estimated using a variety of methodologies, including both the market approach and the income approach, where an observable quoted market does not exist, and are generally classified as Level 3. Such methodologies include reviewing values ascribed to our most recent financing, comparing the subject instrument with similar instruments of publicly traded companies in similar lines of business, and reviewing our underlying financial performance and subject instrument, including estimating discounted cash flows. To estimate the fair value attributable to the derivative liabilities, the with and without approach is used. An evaluation of multiple scenarios for future payoffs for the underlying convertible securities is performed using option pricing models, and probability-weighted average value indications are used to arrive at the estimated fair values.

Stock-based compensation

We account for all stock-based payment awards granted to employees and non-employees as stock-based compensation expense at fair value. Our stock-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on a straight-line basis. The measurement date for non-employee awards is the date of grant without changes in the fair value of the award. Stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation expense is classified in the Consolidated Statements of Operations and Comprehensive Loss in salaries and benefits. We recognize stock-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.

The fair value of common stock underlying the options has historically been determined by our board of directors, with input from management, and considering third party valuations of our common stock. Because there has been no public market for our common stock, our board of directors has determined its fair value at the time of grant of the option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, among other factors. The fair value of the underlying common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange. Our board of directors determined the fair value of common stock based on valuations performed using the Option Pricing Method (“OPM”) and the Probability Weighted Expected Return Method (“PWERM”), subject to relevant facts and circumstances. The valuations using the OPM and PWERM utilized both the market approach and income approach. The market approach involved a public company market multiple and the income approach involved estimating future cash flows and discounting those cash flows at an appropriate rate.

For warrants issued to non-employees as payments for services, we consider the warrants to be in scope of stock-based compensation guidance to non-employees. To determine whether the warrants should be classified as liabilities or equity awards, we evaluate the criteria for debt accounting guidance because share-based payments classified as liabilities under this guidance would also be classified as liabilities under the stock-based accounting guidance. As these warrants do not meet any of the criteria to be accounted for as debt, they are classified as equity awards. On the grant date, these warrants are measured by estimating the fair value of the equity instruments to be issued. Stock-based compensation expense is recorded for the vested portion of the warrants.

See Note 18 to our consolidated financial statements appearing elsewhere in this proxy statement/prospectus for a complete description of the accounting for stock-based compensation awards.

Recently issued and adopted accounting pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

JOBS Act accounting election

        SCH is an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies, allowing them to delay the adoption of those standards until those standards would otherwise apply to private companies. SCH has elected to use this extended transition period under the JOBS Act. As a result, following the Business Combination, our consolidated financial statements may not be comparable to the financial statements of companies that are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make common stock less attractive to investors.

Quantitative and qualitative disclosure about market risk

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign currency exchange rates and commodity prices. Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risk. Our primary market risk has been interest rate risk associated with investments in fixed maturities. We do not have material exposure to commodity risk.

We are also exposed to credit risk on our investment portfolio. We manage the exposure to credit risk in our portfolio by investing in high quality securities and diversifying our holdings.

We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. Our investment policy is focused on preservation of capital, liquidity and earning a modest yield. Our investment portfolio is invested in U.S. Treasury fixed maturity securities. As of December 31, 2019, none of our fixed maturity securities portfolio was unrated or rated below investment grade.

Inflation risk

Inflationary factors such as increases in overhead costs may adversely affect our results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of operating expenses as a percentage of total revenues, if the premiums earned or other payments we receive from CMS do not increase with these increased costs.

MANAGEMENT OF CLOVER HEALTH FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of October 15, 2020, concerning the persons who are expected to serve as directors, executive officers and key employees of Clover Health following the consummation of the Business Combination and assuming the election of the nominees at the extraordinary general meeting as set forth in the section entitled “Director Election Proposal.”

Name	Age	Position(s)
Executive officers
Vivek Garipalli	42	Chief Executive Officer and Director
Andrew Toy	41	President, Chief Technology Officer and Director
Joseph Wagner	46	Chief Financial Officer
Gia Lee	50	General Counsel and Secretary
Jamie L. Reynoso	51	Chief Operating Officer
Key employees
Dr. Sophia Chang	60	Chief Clinical Informatics Officer
Dr. Kumar Dharmarajan	41	Chief Scientific Officer
Dr. Mark Spektor	50	Chief Medical Officer
Non-employee directors
Chelsea Clinton	40	Director
Benjamin Peretz	34	Director
Nathaniel S. Turner	34	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee

Executive officers

Vivek Garipalli. Vivek Garipalli co-founded Clover and has served as Clover’s Chief Executive Officer and as a member of our board of directors since July 2014. Previously, Mr. Garipalli also served as Clover’s President from July 2014 to March 2019. Mr. Garipalli holds a B.B.A. in entrepreneurship from Emory University.

We believe that Mr. Garipalli is qualified to serve as a member of our board of directors due to the perspective and experience he brings as Clover’s co-founder and Chief Executive Officer and due to his extensive experience managing healthcare companies.

Andrew Toy. Andrew Toy has served as Clover’s President since March 2019, as Clover’s Chief Technology Officer since February 2018 and as a member of Clover’s board of directors since November 2018. Prior to joining Clover, Mr. Toy served as a Product Director at Google LLC, a multinational technology company, from May 2014 to February 2018. Mr. Toy holds a B.S. and an M.S. in computer science from Stanford University.

We believe that Mr. Toy is qualified to serve as a member of our board of directors due to the perspective and experience he brings as Clover’s President and Chief Technology Officer and due to his extensive experience overseeing technology and analytics at other companies.

Joseph Wagner. Joseph Wagner has served as Clover’s Chief Financial Officer since January 2020. Prior to joining Clover, Mr. Wagner served as a Regional Chief Financial Officer at UnitedHealth Group Incorporated, a healthcare organization, from February 2016 to December 2019. Mr. Wagner served as the Chief Financial Officer for Healthcare Interactive, a middleware healthcare company, from October 2014 to January 2016. Mr. Wagner holds a B.B.A. in accountancy from the University of Notre Dame and is a certified public accountant (inactive).

Gia Lee. Gia Lee has served as Clover’s General Counsel since January 2019 and as Clover’s Secretary since August 2020. Prior to joining Clover, Ms. Lee served as Deputy General Counsel at the U.S. Department of Health and Human Services from June 2011 to January 2017. Ms. Lee also served as a professor at UCLA School of Law and as an Attorney-Advisor at the U.S. Department of Justice’s Office of Legal Counsel. Ms. Lee holds an A.B. in social studies and women’s studies from Harvard University, an MPhil in social and political theory from the University of Cambridge and a J.D. from Harvard Law School.

Jamie L. Reynoso. Jamie L. Reynoso has served as Clover’s Chief Operating Officer since July 2020. Prior to joining Clover, Ms. Reynoso served as the Chief Executive Officer and the Chief Operating Officer of Memorial Hermann Health Solutions, Inc., a provider of health insurance plans, from April 2016 to December 2019. From November 2012 to April 2016, Ms. Reynoso served as the Regional Vice President of Payer Strategy and Operations at Catholic Health Initiatives, a nonprofit, faith-based health system. Ms. Reynoso holds a B.B.A. from Texas A&M University-Kingsville.

Key employees

Dr. Sophia Chang. Dr. Sophia Chang has served as Clover’s Chief Clinical Informatics Officer since March 2017. Prior to joining Clover, Dr. Chang served as the Chief Clinical Innovation Officer at CareMore Health, a subsidiary of Anthem Inc., an integrated health plan and care delivery system for Medicare and Medicaid patients, from February 2016 to February 2017. From May 2014 to January 2016, Dr. Chang served as the Vice President of Programs at California Health Care Foundation, an independent, nonprofit organization that focuses on improving the health care system for the people of California. Dr. Chang holds a B.A. in political science from Amherst College, an M.P.H. from the University of California, Berkeley and an M.D. from Columbia University College of Physicians and Surgeons.

Dr. Kumar Dharmarajan. Dr. Kumar Dharmarajan has served as Clover’s Chief Scientific Officer since July 2017. Dr. Dharmarajan has served as an Assistant Professor at Yale University School of Medicine and a member of the research faculty at Yale’s New Haven Hospital Center for Outcomes Research and Evaluation since July 2014. Dr. Dharmarajan holds an A.B. in social studies from Harvard University, an M.B.A. in business administration and management from Columbia Business School and an M.D. from Columbia University College of Physicians and Surgeons.

Dr. Mark Spektor. Dr. Mark Spektor has served as Clover’s Chief Medical Officer since January 2015. Prior to joining Clover, Dr. Spektor served as the Chief Clinical Integration Officer at CarePoint Health System, a preventive medicine, disease management and healthcare education health system, from June 2014 to January 2015. Dr. Spektor holds a B.A. in political science and biology from Rutgers University, an M.B.A. in healthcare management from the University of Massachusetts, Amherst and a D.O. from the University of Medicine and Dentistry of New Jersey.

Directors

Upon the consummation of the Business Combination, SCH anticipates the initial size of Clover Health’s board of directors being              directors, each of whom will be voted upon by SCH’s shareholders at the extraordinary general meeting.

Non-Employee Directors

Chelsea Clinton. Chelsea Clinton has served as a member of Clover’s board of directors since February 2017. Since March 2013, Ms. Clinton has served as Vice Chair of the Clinton Foundation, where her work emphasizes improving global and domestic health, creating service opportunities and empowering the next generation of leaders. Ms. Clinton has also served as an Adjunct Assistant Professor at Columbia University’s Mailman School of Public Health since 2012. Ms. Clinton has served as a member of the board of directors of the

Clinton Health Access Initiative since September 2011. Ms. Clinton has served as a member of the boards of directors of IAC Holdings, Inc., a media and internet company, since September 2011, Expedia Group, Inc. (formerly Expedia, Inc.), an online travel shopping company, since March 2017 and Nurx Inc., a telemedicine start-up company, since June 2018. In addition to her for-profit affiliations, Ms. Clinton currently serves on the boards of directors of The School of American Ballet, The Africa Center, the Alliance for a Healthier Generation, the Weill Cornell Medical College and Columbia University’s Mailman School of Public Health, and as Co-Chair of the Advisory Board of the Of Many Institute at New York University. Ms. Clinton holds a B.A. in history from Stanford University, an MPhil and a DPhil in international relations from Oxford University and an M.P.H. from Columbia University’s Mailman School of Public Health.

We believe that Ms. Clinton is qualified to serve as a member of our board of directors because of her extensive health background, her experience as a director of public companies and non-profit organizations and her knowledge of our industry.

Benjamin Peretz. Benjamin Peretz has served as a member of Clover’s board of directors since March 2019. Mr. Peretz has served as a Managing Director of Greenoaks Capital Partners LLC, a global investment firm, since April 2012. Mr. Peretz holds a B.S. in economics from the Wharton School of the University of Pennsylvania and a B.A.S. in nanoscale sciences from the University of Pennsylvania, School of Engineering and Applied Science.

We believe that Mr. Peretz is qualified to serve as a member of our board of directors because of his extensive experience as an investor in many private, technology, healthcare companies and his knowledge of our industry.

Nathaniel S. Turner. Nathaniel S. Turner has served as a member of Clover’s board of directors since April 2015. Mr. Turner co-founded and has served as the Chief Executive Officer of Flatiron Health, Inc., a cancer research and data collection software company, since June 2012. From June 2010 to June 2012, Mr. Turner served as a Product Manager at Google Inc. Mr. Turner holds a B.S. in economics from the Wharton School of the University of Pennsylvania.

We believe that Mr. Turner is qualified to serve as a member of our board of directors because of his extensive experience as an investor in many technology, high-growth, healthcare companies, his experience as an executive at a healthcare company, and his knowledge of our industry.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable Clover Health’s board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of Clover Health’s common stock being listed on Nasdaq following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Chelsea Clinton, Benjamin Peretz, Nathaniel S. Turner,            ,            , and            qualifies as “independent” as defined under the applicable Nasdaq rules.

Committees of the Board of Directors

Clover Health’s board of directors will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. Clover Health will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of Clover Health’s committee charters will be posted on its website,                , as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, Clover Health’s audit committee will consist of             ,              and             , with              serving as the chair of the committee. The composition of Clover Health’s audit committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of Clover Health’s audit committee is financially literate. In addition, Clover Health’s board of directors has determined that                is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act.

All audit services to be provided to Clover Health and all permissible non-audit services to be provided to Clover Health by Clover Health’s independent registered public accounting firm will be approved in advance by the audit committee. Clover Health’s audit committee recommended, and Clover Health’s board of directors adopted, a charter for the audit committee, which will be posted on Clover Health’s website.

The audit committee’s responsibilities will include, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit Clover Health’s financial statements;

•	helping to ensure the independence of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, Clover Health’s interim and year-end operating results;

•	developing procedures for employees to anonymously submit concerns about questionable accounting or audit matters; and

•	considering the adequacy of Clover Health’s internal accounting controls and audit procedures.

Nominating and Corporate Governance Committee

Upon the Closing, Clover Health’s nominating and corporate governance committee will consist of            ,              and             , with              serving as chair of the committee. The composition of Clover Health’s nominating governance committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Clover Health’s compensation committee recommended, and Clover Health’s board of directors adopted, a charter for the nominating and governance committee.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating and recommending nominees to Clover Health’s board of directors and committees of the board of directors;

•	conducting searches for appropriate directors;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to the board of directors regarding the composition of the board and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of Clover Health’s corporate governance practices and reporting; and

•	making recommendations to Clover Health’s board of directors concerning corporate governance matters.

Compensation Committee

Upon the Closing, Clover Health’s compensation committee will consist of             ,              and             , with             serving as chair of the committee. The composition of Clover Health’s compensation committee meets the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. At least two members of this committee are also non-employee directors, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of the compensation committee is to discharge the responsibilities of Clover Health’s board of directors relating to compensation of Clover Health’s executive officers.

The compensation committee’s responsibilities will include, among other things:

•	reviewing and determining the compensation of Clover Health’s executive officers and recommending to the board of directors the compensation for Clover Health’s directors;

•	administering Clover Health’s stock and equity incentive plans;

•	reviewing and making recommendations to Clover Health’s board of directors with respect to incentive compensation and equity plans; and

•	establishing and reviewing general policies relating to compensation and benefits of Clover Health’s employees.

Code of Ethics

Clover Health will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on Clover Health’s website,                 . Clover Health intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of Clover Health’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than Clover, that has one or more executive officers serving as a member of Clover Health’s board of directors.

EXECUTIVE COMPENSATION

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Clover and its subsidiaries prior to the consummation of the Business Combination, and to Clover Health and its subsidiaries after the Business Combination.

2019 Summary Compensation Table

The following table provides information concerning all plan and non-plan compensation awarded to, earned by or paid to Clover’s Chief Executive Officer and each of Clover’s two other most highly compensated officers, whom we collectively refer to as “named executive officers,” during 2019.

Name and principal position	Fiscal Year	Salary		Option Awards(2)	All Other Compensation		Total
Vivek Garipalli	2019	—	(1)	$—	$—		$—
Chief Executive Officer
Andrew Toy	2019	400,000		—	23,593	(3)	423,593
President and Chief Technology Officer
Gia Lee	2019	331,731		346,500	—		678,231
General Counsel and Secretary

(1)	At his own recommendation to our board of directors, Mr. Garipalli elected to forego any compensation for 2019.
(2)

The amount reported in this column represents the aggregate grant date fair value of the stock option granted under our 2014 Equity Incentive Plan to Ms. Lee in 2019 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity award reported in this column are set forth in Note 18 to our consolidated financial statements included elsewhere in this proxy statement/prospectus. Note that the amount reported in this column reflects the accounting value for the equity award and may not correspond to the actual economic value that may be received by Ms. Lee from the equity award.

(3)	The amounts reported include (i) car services and related transportation costs of $17,516 and matching 401(k) contributions of $6,077.

Executive Compensation Arrangements – Existing Agreements

Existing Offer Letters

Clover entered into offer letters with Ms. Lee and Mr. Toy. Both of these arrangements provide for at will employment and generally include the named executive officer’s initial base salary and an initial equity award grant. In addition, Ms. Lee and Mr. Toy have each executed Clover’s standard confidential information and invention assignment agreement.

Clover has provided in the offer letter with Mr. Toy that if he is terminated by Clover without cause or if he resigns for good reason upon the consummation of and at any time following a change in control transaction, then 100% of the then unvested shares subject to his equity awards will immediately vest and become exercisable upon the date of such termination.

Clover has provided in the offer letter with Ms. Lee that if she is terminated by Clover without cause or if she resigns for good reason upon the consummation of or within 24 months following a change in control transaction, then 100% of the then unvested shares subject to her equity awards will immediately vest and become exercisable upon the date of such termination.

2019 Pension Benefits/Nonqualified Deferred Compensation Table

None of Clover’s named executive officers participated in any defined benefit pension plans or any non-qualified deferred compensation plans in 2019.

Potential Payments upon Termination or Change in Control

Clover has provided in the offer letter with Mr. Toy that if he is terminated by Clover without cause or if he resigns for good reason upon the consummation of and at any time following a change in control transaction, then 100% of the then unvested shares subject to his equity awards will immediately vest and become exercisable upon the date of such termination.

Clover has provided in the offer letter with Ms. Lee that if she is terminated by Clover without cause or if she resigns for good reason upon the consummation of or within 24 months following a change in control transaction, then 100% of the then unvested shares subject to her equity awards will immediately vest and become exercisable upon the date of such termination.

2014 Plan

General. Clover’s board of directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) on July 23, 2014, and Clover’s stockholders approved the 2014 Plan on October 7, 2014. The 2014 Plan was last amended on September 10, 2018. Clover’s 2014 Plan will terminate effective upon the Closing of the Business Combination at which time the outstanding awards previously granted thereunder will be assumed by Clover Health, and no new awards will be available for grant under the 2014 Plan following that time, but previously granted awards will continue to be subject to the terms and conditions of the 2014 Plan and the stock award agreements pursuant to which such awards were granted.

Plan administration. Clover’s board of directors has administered the 2014 Plan.

Types of award. The 2014 Plan provides for incentive and nonstatutory stock options to purchase shares of Clover common stock, restricted stock awards and restricted stock unit awards.

Non-transferability of awards. Unless the administrator provides otherwise, Clover’s 2014 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an option right may exercise such an award during his or her lifetime. Notwithstanding the foregoing, a non-qualified stock option may be assigned in connection with a participant’s estate plan or pursuant to a domestic relations order.

Certain adjustments. In the event of certain corporate events or changes in Clover’s capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2014 Plan, the administrator will make adjustments to one or more of the number, kind and class of securities that may be delivered under the 2014 Plan and/or the number, kind, class and price of securities covered by each outstanding award.

Corporate event. The 2014 Plan provides that upon or in anticipation of any change in control (as defined in the 2014 Plan) of Clover or any of its affiliates or any other merger, consolidation, reorganization or other corporate transaction involving Clover or any of its affiliates including, without limitation, a transaction which results in Clover becoming a subsidiary of a corporate parent (each, a “Corporate Event”), the administrator may, in its sole and absolute discretion and without the need for the consent of any participant, take one or more of the following actions contingent upon the occurrence of that Corporate Event with respect to stock options, restricted stock and restricted stock units granted under the 2014 Plan: (i) cause any or all outstanding options held by participants affected by the Corporate Event to become vested and immediately exercisable, in whole or in part;

(ii) cause any or all outstanding unvested options held by participants affected by the Corporate Event to be cancelled without consideration therefor; (iii) cause any or all restricted stock or restricted stock units held by participants affected by the Corporate Event to become non-forfeitable, in whole or in part; (iv) cause any option to be assumed or cancelled in exchange for a substitute option; (v) cancel any restricted stock or restricted stock unit held by a participant affected by the Corporate Event in exchange for restricted stock or restricted stock unit in respect of the capital stock of any successor or parent corporation; (vi) redeem any restricted stock held by a participant affected by the Corporate Event for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share on the date of the Corporate Event; (vii) cancel any option held by a participant affected by the Corporate Event in exchange for cash and/or other substitute consideration with a value equal to (A) the number of shares subject to that option, multiplied by (B) the difference, if any, between the fair market value per share on the date of the Corporate Event and the exercise price of that option; provided, that if the fair market value per share on the date of the Corporate Event does not exceed the exercise price of any such option, the Board may cancel that option without any payment of consideration therefor; and (viii) cancel any restricted stock unit held by a participant affected by the Corporate Event in exchange for cash and/or other substitute consideration with a value equal to the fair market value per share on the date of the Corporate Event.

Amendment or termination. Clover’s board of directors may amend or terminate the 2014 Plan at any time. If Clover’s board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless such amendment increases the number of shares available for issuance under the 2014 Plan or as otherwise required by applicable law. No further awards will be made under the 2014 Plan after the Closing.

Pre-Closing Equity Awards Under the 2014 Plan

Prior to the Closing and subject to the approval of the independent members of Clover’s board of directors, Clover intends to grant the following stock awards under the 2014 Plan to Mr. Garipalli and Mr. Toy (the “Pre-Closing Founder Grants”).

•

Garipalli Performance-Based Award – Clover intends to grant Mr. Garipalli performance-based RSUs covering shares representing 2% of the fully-diluted ownership of Clover effective as of immediately prior to the Closing, which will vest and become settled by satisfying each of the following two conditions:

(1)	Service - 20% will vest on each anniversary of the Closing, subject to Mr. Garipalli’s continued service to Clover Health as its CEO, Co-CEO or Executive Chairman through each vesting date; and

(2)

Performance - Measured beginning after the first anniversary of the Closing, 50% will vest upon Clover Health’s volume-weighted average stock closing price reaching $20 for 90 consecutive calendar days, and the remaining 50% will vest upon Clover Health’s volume-weighted average stock closing price reaching $25 for 90 consecutive calendar days; provided all such vesting occurs within 5 years of the Closing.

•

Toy Performance-Based Award - Clover intends to grant Mr. Toy performance-based RSUs covering shares representing 1% of the fully-diluted ownership of Clover effective as of immediately prior to the Closing, which will vest and become settled by satisfying each of the following two conditions:

(1)	Service - 20% will vest on each anniversary of the Closing, subject to Mr. Toy’s continued service to Clover Health through each vesting date; and

(2)

Performance - Measured beginning after the first anniversary of the Closing, 100% will vest upon Clover Health’s volume-weighted average stock closing price reaching $20 for 90 consecutive calendar days; provided such vesting occurs on or within 5 years of the Closing.

In addition, upon a change in control as defined in the 2014 Plan (which will not include the Business Combination), the Pre-Closing Founder Grants will fully vest as to their service conditions, and if the per share value in the change in control equals or exceeds the required stock closing price under their performance conditions, the awards will also fully vest as to the applicable performance conditions. Any portion of the awards unvested at the consummation of the change in control will be forfeited. The Pre-Closing Founder Grants will also be subject to the terms and conditions of the employment agreements that Mr. Garipalli and Mr. Toy will enter into with SCH as discussed in the section below entitled “Executive Compensation Arrangements – Post-Closing.”

Other Elements of Compensation

Clover’s named executive officers are eligible to participate in Clover’s employee benefit plans, including Clover’s medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of Clover’s other employees. Clover provides a 401(k) plan to its employees, including its current named executive officers, as discussed in the section below entitled “401(k) Plan.” Clover generally does not provide perquisites or personal benefits to Clover’s named executive officers, except in limited circumstances.

401(k) Plan. Clover maintains a 401(k) plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Employees are immediately and fully vested in their contributions. The 401(k) plan permits Clover to make matching contributions and profit-sharing contributions to eligible participants. Clover intends for its 401(k) plan to qualify under Sections 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and earnings on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Outstanding Equity Awards at 2019 Fiscal Year End

The following table provides information regarding the outstanding stock options held by Clover’s named executive officers as of December 31, 2019.

			Number of Securities Underlying Unexercised Options		Option Awards
	Grant Date		Exercisable	Unexercisable	Exercise Price	Expiration Date
Name
Vivek Garipalli	—		—	—	$—	—
Andrew Toy	07/22/2018	(2)	305,131	—	3.45	07/21/2028
	07/22/2018	(3)	1,525,655	—	3.45	07/21/2028
Gia Lee	03/26/2019	(4)(5)	137,500	137,500	4.01	03/25/2029

(1)

All of the outstanding equity awards were granted under our 2014 Equity Incentive Plan and are subject to acceleration of vesting as described in “—Employment, severance and change of control arrangements” below.

(2)	1/12th of the shares subject to the option vested on February 5, 2018, and on each month thereafter, subject to continued service to us as of each vesting date.
(3)

1/5th of the shares subject to the option vested on February 5, 2019, and an additional 1/48th of the remaining shares vest monthly thereafter, subject to continued service to us as of each vesting date.

(4)

1/5th of the shares subject to the option vested on January 14, 2020, and an additional 1/48th of the remaining shares vest monthly thereafter, subject to continued service to us as of each vesting date.

(5)	50% of the option grant is early exercisable, while the other 50% becomes exercisable once vested.

The number of shares subject to Clover Options, Clover Restricted Stock Awards, and Clover RSUs that are outstanding at the Closing of the Business Combination, and the exercise price of such Clover Options, will be adjusted to reflect the Business Combination and will be converted to apply to shares of Clover Health Class B common stock.

Executive Compensation Arrangements – Post-Closing

Post-Closing Employment Agreements

In connection with the Business Combination, we expect to enter into employment agreements with each of the named executive officers, which will be contingent upon and effective as of the closing of the Business Combination. We anticipate these agreements will provide for at-will employment and establish, among other things, the named executive officer’s base salary, target bonus opportunity, and standard employee benefits, except in the case of Mr. Garipalli, who will receive no salary or bonus opportunities.

We anticipate that these employment agreements will also provide for certain severance payments (to the extent applicable) and benefits and the accelerated vesting of equity in connection with each named executive officer’s termination of employment or resignation for good reason under various circumstances, including in connection with a change in control of Clover Health. In the case of Mr. Toy, his “Good Reason” definition will include: (i) the failure to promote Mr. Toy to Chief Executive Officer following the resignation of Mr. Garipalli; (ii) any change of title (unless to Chief Executive Officer following the resignation of Mr. Garipalli), which will include a title change related to an acquisition by a larger entity; and (iii) any requirement to report to a non-home-office, other than required business travel. In addition, if Mr. Toy resigns due to the failure to promote Mr. Toy to Chief Executive Officer following the resignation of Mr. Garipalli, all his equity awards will vest in full.

2020 Equity Incentive Plan

In connection with the Business Combination, the SCH board of directors adopted the 2020 Equity Incentive Plan or “2020 Plan,” subject to shareholder approval, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of Clover Health and its affiliates, which is essential to Clover Health’s long term success. For additional information about the 2020 Plan, please see the section entitled “Equity Incentive Plan Proposal” in this proxy statement/prospectus.

Management Incentive Plan

In connection with the Business Combination, the SCH board of directors adopted the Management Incentive Plan, subject to shareholder approval, in order to facilitate the grant of time-based and performance-based RSU awards to incentivize Mr. Garipalli and Mr. Toy and to promote the success of Clover Health. For additional information about the Management Incentive Plan, please see section entitled the “Management Incentive Plan Proposal” in this proxy statement/prospectus.

2020 Employee Stock Purchase Plan

In connection with the Business Combination, the SCH board of directors adopted the 2020 Employee Stock Purchase Agreement or “ESPP”, subject to shareholder approval, in order to allow employees of Clover Health and its affiliates to purchase shares of Clover Health Class A common stock at a discount through payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and stockholder interests. For additional information about the ESPP, please see the “Employee Stock Purchase Plan Proposal” in this proxy statement/prospectus.

Executive Incentive Bonus Plan

We anticipate that Clover’s named executive officers will participate in the Executive Incentive Bonus Plan (“Bonus Plan”) in accordance with terms of their employment agreements with SCH and/or as the Clover Health compensation committee determines.

General    The Bonus Plan will be adopted by the SCH board of directors at the Closing and will become effective on such date. The purpose of the Bonus Plan is to motivate and reward eligible officers and employees of Clover Health, including the named executive officers, for their contributions toward the achievement of certain performance goals.

The Bonus Plan will be administered by the compensation committee of Clover Health’s board of directors, which shall have the discretionary authority to interpret the provisions of the Bonus Plan, including all decisions on eligibility to participate, the establishment of performance goals, the number of awards payable under the plan, and the payment of awards. The compensation committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or part of its authority and powers under the Bonus Plan to one or more directors and/or officers of Clover Health. The compensation committee may terminate the Bonus Plan at any time, provided such termination shall not affect the payment of any awards accrued under the Bonus Plan prior to the date of the termination. The compensation committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the Bonus Plan in whole or in part.

Targets and Performance Criteria The compensation committee may establish cash bonus targets and corporate performance metrics for a specific performance period or fiscal year pursuant to the Bonus Plan.    Corporate performance goals may be based on wide-ranging criteria and metrics described in the plan. However, awards issued to participants may also take into account other factors, including subjective factors. Performance goals may differ from participant to participant, performance period to performance period, and from award to award.

Eligibility and Clawback Unless otherwise determined by the compensation committee, a participant must be actively employed and in good standing with Clover Health on the date the award is paid. The compensation committee may make exceptions to this requirement in the case of retirement, death or disability, an unqualified leave of absence or under other circumstances, as determined by the compensation committee in its sole discretion.

Awards granted under the Bonus Plan are subject to applicable laws and clawback policies requiring forfeiture or repayment of amounts paid under the plan. The compensation committee may require a participant to forfeit or return to and/or reimburse Clover Health for any amounts paid with respect to an award, pursuant to the terms of any Clover Health clawback policy or as necessary or appropriate to comply with applicable laws.

Director Compensation

Historically, Clover has neither had a formal compensation policy for its non-employee directors, nor has it had a formal policy of reimbursing expenses incurred by its non-employee directors in connection with their board service. However, Clover reimbursed its non-employee directors for reasonable expenses incurred in connection with their attendance at board of directors or committee meetings and occasionally granted stock options.

Clover did not provide its non-employee directors with any cash, equity or other compensation in 2019. As of December 31, 2019, none of its non-employee directors held any equity awards other than Ms. Clinton who held 241,476 shares subject to an outstanding stock option that was granted in February 2017. Neither Mr. Garipalli nor Mr. Toy received any additional compensation for service as a director for 2019. The compensation of Mr. Garipalli and Mr. Toy as named executive officers is set forth above under “Executive compensation—Summary compensation table.”

We anticipate adopting a formal compensation policy for Clover Health’s non-employee directors following the Business Combination.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of SCH ordinary shares as of September 30, 2020 and (ii) the expected beneficial ownership of shares of Clover Health common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:

•

each person who is known to be the beneficial owner of more than 5% of SCH ordinary shares and is expected to be the beneficial owner of more than 5% of shares of Clover Health common stock post-Business Combination;

•	each of SCH’s current executive officers and directors;

•	each person who will become an executive officer or director of Clover Health post-Business Combination; and

•	all executive officers and directors of SCH as a group pre-Business Combination, and all executive officers and directors of Clover Health post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of SCH ordinary shares pre-Business Combination is based on 103,500,000 SCH ordinary shares issued and outstanding as of September 30, 2020, which includes an aggregate of 20,700,000 SCH Class B ordinary shares outstanding as of such date.

The expected beneficial ownership of shares of Clover Health common stock post-Business Combination assumes two scenarios:

(i)

SCENARIO A - in accordance with the terms of the Merger Agreement, a “no redemption” scenario where (a) no shares of SCH’s outstanding public shares are redeemed in connection with the Business Combination or our extension proposal, (b) (1) all shares of Clover Health Class B common stock received in respect of the Clover Health Restricted Awards are vested, (2) all Clover Health Options for shares of Clover Health Class B common stock are vested and net-exercised, (3) all Clover Health RSUs are vested and the shares of Clover Health Class B common stock in respect thereof are issued (other than the restricted stock units to be issued at the closing of the Business Combination to certain members of Clover management under the MIP as described in the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus) and (4) Clover Health issues shares of Clover Health Class B common stock as the Stock Consideration pursuant to the Merger Agreement, which in the aggregate equals 300,000,000 shares of Clover Health Class B common stock (assuming that all Clover Health Options are net-settled), (c) the aggregate cash amount elected by Clover Stockholders is adjusted pro rata in accordance with the Merger Agreement so that the aggregate cash amount elected by the Clover Stockholders will equal $500,000,000 such that all Clover Stockholders subject to the cash/stock election will receive Mixed Election Consideration with a Mixed Election Percentage of 33.5%, and (d) the Convertible Securities are converted into shares of Clover Class Z common stock assuming a Closing Date of January 11, 2021; and

(ii)

SCENARIO B - in accordance with the terms of the Merger Agreement, a “redemption” scenario where (a) 52,800,000 of SCH’s outstanding public shares are redeemed in connection with the Business Combination, (b) (1) all shares of Clover Health Class B common stock received in respect of the Clover Health Restricted Awards are vested, (2) all Clover Health Options for shares of Clover Health Class B common stock are vested and net-exercised, (3) all Clover Health RSUs are vested and the shares of Clover Health Class B common stock in respect thereof are issued (other than the restricted stock units to be issued at the closing of the Business Combination to certain members of Clover management under the MIP as described in the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus) and (4) Clover Health issues shares of Clover Health Class B common stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 350,000,000 shares of Clover Health Class B common stock (assuming that all Clover Health Options are net-settled), (c) all Clover Stockholders only receive Stock Consideration and no Cash Consideration, and (d) the Convertible Securities are converted into shares of Clover Class Z common stock assuming a Closing Date of January 11, 2021.

Based on the foregoing assumptions, and including the 40,000,000 shares of Clover Health Class A common stock issued in connection with the PIPE Investment, we estimate that there would be 143,500,000 shares of Clover Health Class A common stock and 300,000,000 shares of Clover Health Class B common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 90,700,000 shares of Clover Health Class A common stock and 350,000,000 Clover Health Class B common stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different. In either Scenario A or Scenario B, each stockholder of Clover Health that will control 10% or more of the voting securities of Clover Health following the consummation of the Business Combination was also a stockholder of Clover that controlled 10% or more of the voting securities of Clover prior to the consummation of the Business Combination.

The following table does not reflect record of beneficial ownership of any shares of Clover Health common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of September 30, 2020.

Unless otherwise indicated, SCH believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Pre-Business Combination and PIPE Investment					Post-Business Combination and PIPE Investment
						Assuming No Redemption Assuming Redemption
Name and Address of Beneficial Owner(1)	Number of SCH Ordinary Shares(2)	% of SCH Class A Ordinary Shares	% of SCH Class B Ordinary Shares	% of SCH Ordinary Shares	% of Total Voting Power	Number of Shares of Clover Health Class A Common Stock	% of Clover Health Class A Common Stock	Number of Shares of Clover Health Class B Common Stock	% of Clover Health Class B Common Stock	% of Total Voting Power	Number of shares of Clover Health Class A Common Stock	% of Clover Health Class A Common Stock	Number of shares of Clover Health Class B Common Stock	% of Clover Health Class B Common Stock	% of Total Voting Power
5% Holders
SCH Sponsor III LLC(3)	20,500,000	—	99.0%	19.8%	19.8%	20,500,000	14.3%	—	—	*	20,500,000	22.6%	—	—	*
Integrated Core Strategies (US) LLC and affiliates(4)	5,400,000	6.5%	—	5.2%	5.2%	6,400,000	4.5%	—	—	*	6,400,000	7.1%	—	—	*
Linden Capital L.P. and affiliates(5)	5,400,000	6.5%	—	5.2%	5.2%	5,800,000	4.0%	—	—	*	5,800,000	6.4%	—	—	*
Park West Asset Management LLC and affiliates(6)	6,000,000	7.2%	—	5.8%	5.8%	6,500,000	4.5%	—	—	*	6,500,000	7.2%	—	—	*
Entities affiliated with Vivek Garipalli(7)(13)	—	—	—	—	—	—	—	85,609,715	28.5%	27.2%	—	—	85,618,908	24.5%	23.8%
Greenoaks Capital and affiliated entities(8)	—	—	—	—	—	—	—	88,446,119	29.5%	28.1%	—	—	97,986,596	28.0%	27.3%
Sequoia Capital and affiliated entities(9)	—	—	—	—	—	—	—	12,492,973	4.2%	4.0%	—	—	18,207,179	5.2%	5.1%

	Pre-Business Combination and PIPE Investment					Post-Business Combination and PIPE Investment
						Assuming No Redemption Assuming Redemption
Name and Address of Beneficial Owner(1)	Number of SCH Ordinary Shares(2)	% of SCH Class A Ordinary Shares	% of SCH Class B Ordinary Shares	% of SCH Ordinary Shares	% of Total Voting Power	Number of Shares of Clover Health Class A Common Stock	% of Clover Health Class A Common Stock	Number of Shares of Clover Health Class B Common Stock	% of Clover Health Class B Common Stock	% of Total Voting Power	Number of shares of Clover Health Class A Common Stock	% of Clover Health Class A Common Stock	Number of shares of Clover Health Class B Common Stock	% of Clover Health Class B Common Stock	% of Total Voting Power
Directors and Executive Officers Pre-Business Combination
Chamath Palihapitiya(3)(10)	20,500,000	—	99%	19.8%	16.5%	30,500,000	21.3%	209,426	*	1.0%	30,500,000	33.6%	305,217	*	*
Ian Osborne(3)(11)	20,500,000	—	99%	19.8%	16.5%	25,500,000	17.8%	—	—	*	25,500,000	28.1%	—	—	*
Steven Trieu	—	—	—	—		—	—	—	—	—	—	—	—	—	—
Simon Williams	—	—	—	—		—	—	—	—	—	—	—	—	—	—
Jacqueline D. Reses(12)	100,000	—	*	*	*	300,000	*	—	*	*	300,000	*	—	*	*
Dr. James Ryans	100,000	—	*	*	*	100,000	*	—	*	*	100,000	*	—	*	*
All SCH directors and executive officers as a group (6 individuals)	20,700,000	—	100%	20%	20%	56,400,000	39.3%	209,426	*	1.9%	56,400,000	62.2%	305,217	*	1.7%
Directors and Executive Officers Post-Business Combination
Vivek Garipalli(7)(13)	—	—	—	—	—	—	—	85,609,715	28.5%	27.2%	—	—	85,618,908	24.5%	23.8%
Andrew Toy(14)	—	—	—	—	—	—	—	12,534,012	4.2%	4.0%	—	—	12,535,206	3.6%	3.5%
Gia Lee(15)	—	—	—	—	—	—	—	881,432	*	*	—	—	881,549	*	*
Joseph Wagner(16)								458,275	*	*			458,337	*	*
Jamie Reynoso(17)								280,152	*	*			280,063	*	*
Chelsea Clinton(18)	—	—	—	—	—	—	—	464,615	*	*	—	—	464,864	*	*
Benjamin Peretz(8)	—	—	—	—	—	—	—	88,446,119	29.5%	28.1%	—	—	97,986,596	28.0%	27.3%
Nat Turner(19)	—	—	—	—	—	—	—	2,772,479	*	*	—	—	4,040,595	1.2%	1.1%
All Clover Health directors and executive officers as a group (8 individuals)	—	—	—	—	—	—	—	191,446,799	63.8%	60.9%	—	—	202,266,118	57.8%	56.3%

*	Less than one percent
(1)

Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is 317 University Ave, Suite 200, Palo Alto, CA 94301 and post-Business Combination is 725 Cool Springs Blvd, Suite 320, Franklin, Tennessee 37067

(2)

Prior to the Closing, holders of record of SCH Class A ordinary shares and SCH Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by SCH shareholders and vote together as a single class, except as required by law; provided, that holders of SCH Class B ordinary shares have the right to elect all of SCH’s directors prior to the Closing, and holders of SCH’s Class A ordinary shares are not entitled to vote on the election of directors during such time. As a result of and upon the effective time of the Domestication, each of the then issued and outstanding SCH Class A ordinary shares and SCH Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock.

(3)	Messrs. Palihapitiya and Osborne may be deemed to beneficially own securities held by SCH Sponsor III LLC by virtue of their shared control over SCH Sponsor III LLC.
(4)

According to the Schedule 13G filed on April 28, 2020, (a) Integrated Core Strategies (US) LLC (“Integrated Core Strategies”) beneficially owns 1,605,000 SCH Class A ordinary shares (b) Riverview Group LLC (“Riverview Group”) beneficially owns 2,400,000 SCH Class A Ordinary Shares; and (c) ICS Opportunities, Ltd (“ICS Opportunities”) beneficially owns 1,395,000 SCH Class A Ordinary Shares. The Post-Business Combination amounts also include 1,000,000 shares of Clover Health Class A common stock to be purchased by Integrated Core Strategies in the PIPE Investment. Millennium International Management LP (“Millennium International Management”) is the investment manager to ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Management LLC (“Millennium Management”) is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. Millennium Group Management LLC (“Millennium Group Management”) is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities. The managing member of Millennium Group Management is a trust of which Israel A. Englander currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group and ICS Opportunities. The principal business address of the foregoing entities and Mr. Englander is 666 Fifth Avenue, New York, New York 10103.
(5)

According to the Schedule 13G filed on May 1, 2020, (a) Linden Capital L.P. (“Linden Capital”) directly holds 4,763,832 SCH Class A Ordinary Shares; and (b) one or more managed accounts (“Managed Accounts”) directly hold an aggregate of 636,168 SCH Class A Ordinary Shares. The Post-Business Combination amounts also include 400,000 shares of Clover Health Class A common stock to be purchased by Linden Capital in the PIPE Investment. Linden GP LLC (“Linden GP”) is the general partner of Linden Capital and may be deemed to beneficially own the shares held by Linden Capital. Linden Advisors LP (“Linden Advisors”) is the investment manager of Linden Capital and the trading advisor or investment advisor for the Managed Accounts. Siu Min (Joe) Wong is the principal owner and controlling person of Linden Advisors and Linden GP. Therefore, Linden Advisors and Mr. Wong may each be deemed to beneficially own the shares held by Linden Capital and the Managed Accounts. The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(6)

According to the Schedule 13G filed on May 1, 2020, (a) Park West Investors Master Fund (“PWIMF”) directly holds 5,462,049 SCH Class A Ordinary Shares and warrants (“Warrants”) to purchase up to 1,820,683 SCH Class A Ordinary Shares; and (b) Park West Partners International, Limited (“PWPI” and, together with PWIMF, the “PW Funds”) directly holds 537,951 SCH Class A Ordinary Shares and Warrants to purchase up to 179,317 SCH Class A Ordinary Shares. The Warrants are not exercisable within 60 days of September 30, 2020 and have therefore been excluded from the amount beneficially owned by the PW Funds. The Post-Business Combination amounts also include 500,000 shares of Clover Health Class A common stock to be purchased by the PW Funds in the PIPE Investment. Park West Asset Management LLC (“PWAM”) is the investment manager to the PW Funds and may be deemed to beneficially own the shares held by the PW Funds. Peter S. Park is the sole member and manager of PWAM and may also be deemed to beneficially own the shares held by the PW Funds. The principal business address of the foregoing entities and Mr. Park is 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

(7)

Consists of (a) 5,640,917 shares of Clover Health Class B common stock held of record by Caesar Ventures, LLC (“Caesar Ventures”) assuming Scenario A or 5,641,670 shares of Clover Health Class B common stock held of record by Caesar Ventures assuming Scenario B, (b) 2,050,717 shares of Clover Health Class B common stock held of record by Caesar Clover, LLC (“Caesar Clover”) assuming Scenario A or 2,050,717 shares of Clover Health Class B common stock held of record by Caesar Clover assuming Scenario B, (c) 70,570,065 shares of Clover Health Class B common stock held of record by NJ Healthcare Investments, LLC (“NJ Healthcare”) assuming Scenario A or 70,579,489 shares of Clover Health Class B common stock held of record by NJ Healthcare assuming Scenario B, and (d) 182,039 shares of Clover Health Class B common stock held of record by Titus Ventures, LLC (“Titus Ventures”) assuming Scenario A or 182,063 shares of Clover Health Class B common stock held of record by Titus Ventures assuming Scenario B. Mr. Garipalli serves as the sole manager of Caesar Ventures, Caesar Clover, NJ Healthcare and Titus

Ventures, respectively. Therefore, Mr. Garipalli may be deemed to share voting power and dispositive power over the shares held by these entities. The address of each of these entities is 11 Colts Gait Lane, Colts Neck, NJ 07722. As described elsewhere in this proxy statement/prospectus, the entities affiliated with Mr. Garipalli will be entitled to receive only shares of Clover Health Class B common stock, and therefore, in the “no redemption” scenario, Mr. Garipalli’s shares of Clover Health common stock will not be subject to any adjustment pursuant to the terms of the Merger Agreement. Reflects estimated in-kind distributions to members of entities affiliated with Mr. Garipalli prior to the closing of the transaction.
(8)

Consists of (a) 2,953,994 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital Partners LLC (“Greenoaks Capital”) assuming Scenario A or 4,305,132 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario B, (b) 2,268,043 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario A or 3,305,432 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario B, (c) 6,379,845 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario A or 9,297,945 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario B, (d) 1,996,970 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario A or 2,910,372 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario B, (e) 25,926,004 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario A or 25,913,265 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario B, (f) 9,383,759 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario A or 12,736,376 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario B, (g) 29,653,128 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario A or 29,638,556 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario B and (h) 9,884,376 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario A or 9,879,518 shares of Clover Health Class B common stock held of record by an affiliate of Greenoaks Capital assuming Scenario B. Benjamin Peretz, a member of our Board of Directors, is a Managing Member of the general partner of each of the entities affiliated with Greenoaks Capital. Therefore, Mr. Peretz may be deemed to share voting power and dispositive power over the shares held by these entities. The principal business address of each of these entities is 535 Pacific Avenue, 4th Floor, San Francisco, California 94133. As described elsewhere in this proxy statement/prospectus, the holders of the Convertible Securities will be entitled to receive only shares of Clover Health Class B common stock, and therefore, in the “no redemption” scenario, 67,515,233 shares of Clover Health common stock held by affiliates of Greenoaks Capital will not be subject to any adjustment pursuant to the terms of the Merger Agreement assuming Scenario A or 67,842,056 shares of Clover Health common stock held by affiliates of Greenoaks Capital will not be subject to any adjustment pursuant to the terms of the Merger Agreement assuming Scenario B.

(9)

Consists of (a) 11,971,673 shares of Clover Health Class B common stock held of record by Sequoia Capital U.S. Growth Fund VI, LP (“US GF VI”) assuming Scenario A or 17,447,439 shares of Clover Health Class B common stock held of record by US GF VI assuming Scenario B, and (b) 521,300 shares of Clover Health Class B common stock held of record by Sequoia Capital U.S. Growth VI Principals Fund, L.P. (“US GF VI PF”) assuming Scenario A or 759,740 shares of Clover Health Class B common stock held of record by US GF VI PF assuming Scenario B. SC US (TTGP), Ltd. is the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of US GF VI and US GF VI PF, which are collectively US GF VI Funds. Therefore, SC US (TTGP), Ltd. may be deemed to share voting power and dispositive power with respect to the shares held by SC US GF VI Funds. The principal business address of each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(10)

Post-Business Combination amounts include (a) 10,000,000 shares of Clover Health Class A common stock to be purchased by Mr. Palihapitiya in the PIPE Investment and (b) (i) 209,426 shares of Clover Health Class B common stock assuming Scenario A, held of record by The Social + Capital Partnership III, L.P. for itself and as nominee for The Social + Capital Partnership Principals Fund III, L.P. (“Social Capital

Partnership III”) or (ii) 305,217 shares of Clover Health Class B common stock assuming Scenario B, held of record by Social Capital Partnership III. Mr. Palihapitiya may be deemed to beneficially own securities held by Social Capital Partnership III by virtue of his shared control over Social Capital Partnership III.
(11)	Post-Business Combination amounts include 5,000,000 shares of Clover Health Class A common stock to be purchased by Mr. Osborne in the PIPE Investment.
(12)	Post-Business Combination amounts include 200,000 shares of Clover Health Class A common stock to be purchased by Ms. Reses in the PIPE Investment.
(13)	Consists of 7,164,969 shares of Clover Health Class B common stock issuable upon vesting of RSUs assuming Scenario A, or Scenario B.
(14)

Consists of 8,951,528 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement) and 3,582,484 shares of Clover Health Class B common stock issuable upon vesting of RSUs assuming Scenario A or 8,952,722 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement) and 3,582,484 shares of Clover Health Class B common stock issuable upon vesting of RSUs assuming Scenario B.

(15)

Consists of 881,432 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement and Scenario A) or 881,549 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement and Scenario B).

(16)

Consists of 458,275 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement and Scenario A) or 458,337 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement and Scenario B).

(17)

Consists of 280,152 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement and Scenario A) or 280,063 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement and Scenario B).

(18)

Consists of 464,615 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement and Scenario A and including a stock option to purchase 90,084 shares that was granted to Ms. Clinton on October 30, 2020) or 464,864 shares of Clover Health Class B common stock issuable upon the exercise of stock options (assuming net settlement and Scenario B and including a stock option that was granted to Ms. Clinton on October 30, 2020).

(19)

Consists of (a) 1,886,261 shares of Clover Health Class B common stock assuming Scenario A, or 2,749,025 shares of Clover Health Class B common stock assuming Scenario B, held of record by Multiple Holdings, LLC and (b) 886,218 shares of Clover Health Class B common stock assuming Scenario A, or 1,291,570 shares of Clover Health Class B common stock assuming Scenario B, held of record by NT Clover Holdings, LLC. Mr. Turner is a partner in Multiple Holdings, LLC. Therefore, Mr. Turner may be deemed to share voting power and dispositive power over the shares held by Multiple Holdings, LLC. The principal business address of Multiple Holdings, LLC is 139 Reade Street, apartment 5A, New York, NY 10013. Mr. Turner is              in NT Clover Holdings, LLC. Therefore, Mr. Turner may be deemed to share voting power and dispositive power over the shares held by NT Clover Holdings, LLC.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Social Capital Hedosophia Holdings Corp.

Founder Shares

In January 2020, the Sponsor purchased 17,250,000 SCH Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.001 per share (after a subsequent share capitalization on April 21, 2020) (the “founder shares”). In March 2020, the Sponsor transferred 100,000 founder shares to each of Dr. James Ryans and Jacqueline D. Reses (two of SCH’s independent directors) at their original per-share purchase price. On April 21, 2020, SCH effected a pro rata share capitalization resulting in an increase in the total number of founder shares outstanding from 17,250,000 to 20,700,000 in order to maintain the ownership of founder shares at 20% of the issued and outstanding ordinary shares of SCH upon consummation of its initial public offering. The Sponsor received 3,450,000 founder shares in the share capitalization as a result of SCH’s independent directors waiving their right to receive shares in the share capitalization.

These founder shares are identical to the SCH Class A ordinary shares included in the units sold in SCH’s initial public offering, except that (i) only the holders of the founder shares have the right to vote on the election of directors prior to the initial business combination (as defined in the Cayman Constitutional Documents), (ii) the founder shares are subject to certain transfer restrictions, (iii) the holders of the founder shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the founder shares and public shares held by them in connection with the completion of a business combination, (y) their redemption rights with respect to any founder shares and public shares held by them in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by April 24, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the trust account with respect to the founder shares if SCH fails to complete a business combination by April 24, 2022, (iv) the founder shares are automatically convertible into SCH Class A ordinary shares at the time of the initial business combination and (v) the founder shares are entitled to registration rights.

In connection with the Business Combination, upon the Domestication, 20,700,000 founder shares will convert automatically, on a one-for-one basis, into a share of Clover Health Class A common stock. For additional information, see the section entitled “Domestication Proposal.”

Private Placement Warrants

Simultaneously with the consummation of the initial public offering of SCH, the Sponsor purchased 10,933,333 warrants to purchase one SCH Class A ordinary share at an exercise price of $11.50 (the “private placement warrants”) at a price of $1.50 per warrant, or $16.4 million in the aggregate, in a private placement. Each private placement warrant entitles the holder to purchase one SCH Class A ordinary share for $11.50 per share. A portion of the proceeds from the sale of the private placement warrants was placed in the trust account of SCH. The private placement warrants may not be redeemed by SCH so long as they are held by the Sponsor or its permitted transferees. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units that were sold as part of the initial public offering of SCH. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.

The private placement warrants are identical to the warrants included in the units sold in the initial public offering of SCH except that the private placement warrants: (i) are not redeemable by SCH, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the private placement warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the private placement warrants, including the SCH Class A ordinary shares issuable upon exercise of the private placement warrants (except to certain permitted transferees), until 30 days after the completion of SCH’s initial business combination.

In connection with the Business Combination, upon the Domestication, each of the 10,933,333 private placement warrants will convert automatically into a warrant to acquire one share of Clover Health Class A common stock pursuant to the Warrant Agreement. For additional information, see the section entitled “Domestication Proposal.”

Registration Rights

The holders of the founder shares, private placement warrants, and warrants that may be issued upon conversion of working capital loans, if any (and any SCH Class A ordinary shares issuable upon the exercise of the private placement warrants or warrants issued upon conversion of the working capital loans and upon conversion of the founder shares) are entitled to registration rights pursuant to a registration rights agreement signed April 21, 2020 requiring SCH to register such securities for resale (in the case of the founder shares, only after conversion to SCH Class A ordinary shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that SCH register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of SCH’s initial business combination and rights to require SCH to register for resale such securities pursuant to Rule 415 under the Securities Act. SCH will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, the registration rights agreement will be amended and restated. For additional information, see the section entitled “BCA Proposal—Related Agreements—Registration Rights Agreement.”

Subscription Agreements

Concurrently with the execution of the Merger Agreement, we entered into Subscription Agreements with the Sponsor Related PIPE Investors, pursuant to which the Sponsor Related PIPE Investors have subscribed for shares of Clover Health Class A common stock in connection with the PIPE Investment. Certain of the Sponsor Related PIPE Investors are expected to fund $152,000,000 of the PIPE Investment, for which they will receive 15,200,000 shares of Clover Health Class A common stock. Specifically, (i) CHACHACHA SPAC C LLC, an entity affiliated with our Chairman and Chief Executive Officer Chamath Palihapitiya, subscribed for 10,000,000 shares of Clover Health Class A common stock, (ii) Hedosophia Group Limited, an entity affiliated with our President and director Ian Osborne, subscribed for 5,000,000 shares of Clover Health Class A common stock and (iii) Jacqueline D. Reses subscribed for 200,000 shares of Clover Health Class A common stock.

The PIPE Investment will be consummated substantially concurrently with the closing of the Business Combination. For additional information, see the section entitled “BCA Proposal—Approval of the Business Combination—Related Agreements—Subscription Agreements.”

Related Party Note and Advances

The Sponsor advanced SCH an aggregate of $17,631 to cover expenses related to the initial public offering. The advances were noninterest bearing and due on demand. Advances in the aggregate amount of $17,631 were repaid in February 2020.

On January 21, 2020, SCH issued an unsecured promissory note to the Sponsor, pursuant to which SCH borrowed an aggregate principal amount of $300,000. The note was non-interest bearing and payable on the earlier of (i) June 30, 2020 and (ii) the completion of the initial public offering. The borrowings outstanding under the note in the amount of $300,000 were repaid upon the consummation of the initial public offering on April 24, 2020.

On October 19, 2020, SCH issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which SCH may borrow up to an aggregate principal amount of $2,500,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) April 24, 2022 and (ii) the completion of the Business Combination. On October 19, 2020, SCH borrowed $806,208 under the Promissory Note.

Prior to SCH’s initial business combination, SCH’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SCH’s behalf, although no such reimbursements will be made from the proceeds of SCH’s initial public offering held in the trust account prior to the completion of SCH’s initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of SCH’s officers and directors may, but are not obligated to, loan SCH funds as may be required. In the event that SCH’s initial business combination does not close, SCH may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1.5 million of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to the Sponsor. SCH does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as SCH does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.

SCH is not prohibited from pursuing a business combination with a company that is affiliated with the Sponsor, or SCH’s officers or directors or making the acquisition through a joint venture or other form of shared ownership with the Sponsor, or SCH’s officers or directors. In the event SCH seeks to complete a business combination with a target that is affiliated with the Sponsor, or SCH’s officers or directors, SCH, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such an initial business combination is fair to SCH from a financial point of view. SCH is not required to obtain such an opinion in any other context.

Administrative Services Agreement

SCH entered into an agreement whereby, commencing on April 21, 2020 through the earlier of the consummation of a business combination or SCH’s liquidation, SCH will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, administrative and support services. For the three and nine months ended September 30, 2020, SCH incurred $30,000 and $50,000 of such fees. As of September 30, 2020, $50,000 is included in accrued expenses in the accompanying condensed balance sheets.

Financial Advisor Fees Related to Public Offering

In connection with SCH’s initial public offering, the underwriters of SCH’s initial public offering agreed to reimburse SCH for amounts paid by SCH to Connaught (UK) Limited for financial advisory services in an amount equal to 10% of the discount paid to the underwriters, of which $1,440,000 was paid at the closing of SCH’s initial public offering and up to $2,898,000 will be payable at the time of the closing of SCH’s initial business combination. Connaught (UK) Limited is an affiliate of SCH, the Sponsor and certain of SCH’s directors and officers.

Clover

Series D Preferred Stock Financing

In multiple closings between May 2017 and December 2018, Clover sold an aggregate of 25,547,782 shares of Clover Series D preferred stock at a purchase price of $9.3778 per share for an aggregate purchase price of approximately $239.6 million.

The following table summarizes the Series D preferred stock purchased by related persons of Clover. The terms of these purchases were the same for all purchasers of our Series D preferred stock.

Name of stockholder	Shares of Series D	Total purchase price
Entities affiliated with Greenoaks Capital(1)	3,199,044	$29,999,994

(1)

Mr. Peretz is a member of the Clover board of directors and an affiliate of Greenoaks Capital Partners LLC, the ultimate parent of entities affiliated with Greenoaks Capital, who collectively hold greater than 5% of Clover capital stock.

Bridge Loan Financing

In December 2018, Clover issued non-convertible promissory notes in an aggregate principal amount of $30.0 million to accredited investors. The non-convertible promissory notes accrued interest at a rate of 10%. All outstanding principal amount and accrued interest under the non-convertible promissory notes were cancelled in consideration for convertible securities upon the closing of the Clover convertible securities financing in February 2019. The following table summarizes the non-convertible promissory notes purchased by related persons of Clover. The terms of these purchases were the same for all purchasers of non-convertible promissory notes.

Name of holder	Aggregate principal amount
Entities affiliated with Greenoaks Capital(1)	$10,000,000
Caesar Clover, LLC(2)	10,000,000

(1)

Mr. Peretz is a member of the Clover board of directors and an affiliate of Greenoaks Capital Partners LLC, the ultimate parent of entities affiliated with Greenoaks Capital, who collectively hold more than 5% of Clover capital stock.

(2)

Mr. Garipalli is our co-founder, Chief Executive Officer and a member of the Clover board of directors and an affiliate of Caesar Clover, LLC. Entities affiliated with Caesar Clover, LLC currently hold more than 5% of Clover capital stock.

Convertible Securities Financing

In February, May and August 2019, Clover issued and sold convertible securities, in an aggregate principal amount of $373.8 million to accredited investors. Until the first anniversary of the issue date, interest on the convertible securities accrued at a rate of 6.5% per annum and is compounded semi-annually in kind. Thereafter, for each successive six-month period after the first anniversary and until the third anniversary of issue date, the per annum interest rate on the convertible securities increases by 1.5%. From the third anniversary to the maturity date, interest accrues at 13.5% per annum and is compounded semi-annually in kind. The convertible securities initially mature on April 1, 2023, which may be extended under certain circumstances by Clover. At any time prior to maturity, Clover may repurchase or redeem up to 40% of the initial principal amount under the convertible securities prior to the maturity date at the redemption prices set forth in the convertible securities purchase agreement, provided that we also issue their holders warrants to purchase shares of Clover capital stock on the amount and on the terms set forth in the agreement. At maturity, Clover may not repay principal and accrued interest under the convertible securities in cash without providing their holders the opportunity to convert such amount into shares of Clover capital stock. Pursuant to the convertible security amendment and conversion agreement entered in to in connection with the Business Combination, the convertible securities are mandatorily convertible into a number of shares of Clover Class Z common stock immediately prior to the First Merger equal to the product of (i) the outstanding principal and accrued interest balance thereunder on the date of that is at most five days prior to the date of conversion of the convertible security at a discount to the price (the “Merger Price”) obtained by multiplying the Per Share Merger Consideration (as defined in the Merger Agreement) by a fraction, the numerator of which is the Aggregate Fully Diluted Company Common Shares (as defined in the Merger Agreement) and the denominator of which is the number of shares of common stock outstanding as of immediately prior to the First Merger on an as-converted, as-exercised basis and (ii) 1.0935, which represents a factor that is intended to result in the convertible securities converting into a number of shares of Clover Class Z common stock with a relative fully diluted ownership percentage that is equivalent to the relative fully diluted ownership percentage that such convertible securities would represent upon the consummation of an initial public offering. The conversion price is calculated as the lesser of (i) the Merger Price multiplied by 28.5% for the convertible promissory securities issued in                  2019 or 32% for the convertible promissory securities issued in                  2019, and (ii) a price per share equal to (x) $2.5 billion, divided by (y) the number of shares of common stock outstanding or reserved for issuance under our equity plans as of the closing of this offering on an as-converted, as-exercised basis as defined in the convertible securities purchase agreement. For further information on these convertible promissory securities, See the section entitled “Clover’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing arrangements—Convertible securities” and note 12 to our consolidated financial statements contained elsewhere in this proxy statement/prospectus.

The following table summarizes the aggregate principal amounts and amounts outstanding as of September 30, 2020, for the contingently convertible securities purchased by related persons of Clover. The terms of these purchases were the same for all purchasers of the contingently promissory securities.

Name of	Principal aggregate amount	Amounts outstanding as of September 30, 2020[16]
Entities affiliated with Greenoaks Capital(1)	$338,898,888.89	$374,084,187.55
Caesar Clover, LLC(2)	$10,138,888.89	$11,352,687.30

(1)

Mr. Peretz is a member of the Clover board of directors and an affiliate of Greenoaks Capital Partners LLC, the ultimate parent of entities affiliated with Greenoaks Capital, who collectively hold more than 5% of Clover capital stock.

(2)

Mr. Garipalli is our co-founder, Chief Executive Officer and a member of the Clover board of directors and an affiliate of Caesar Clover, LLC. Entities affiliated with Caesar Clover, LLC currently hold more than 5% of Clover capital stock.

Assuming this Business Combination is completed as of September 30, 2020, the amount outstanding under these securities would have converted into                  shares of Clover common stock.

Stock Transfers

In March 2017, entities affiliated with Greenoaks Capital Partners LLC, which is affiliated with Clover director, Benjamin Peretz purchased an aggregate of 341,905 shares of Clover Series B preferred stock and warrants to purchase Clover common stock exercisable for 2,100,000 shares of Clover common stock for an aggregate purchase price of approximately $13.8 million from a stockholder.

In July 2018, entities affiliated with Nathaniel S. Turner, a member of Clover board of directors, purchased an aggregate of 38,835 shares of Clover outstanding common stock from a stockholder, at a purchase price of $6.00 per share, for an aggregate purchase price of approximately $0.2 million.

In November 2018, entities affiliated with Mr. Garipalli and NJ Healthcare Investments, LLC purchased an aggregate of 88,102 shares of Clover outstanding common stock from three different stockholders, at a purchase price of $6.00 per share, for an aggregate purchase price of approximately $0.5 million.

In August 2020, entities affiliated with Mr. Garipalli purchased an aggregate of 81,612 shares of Clover outstanding common stock from a stockholder, at a purchase price of $5.70 per share, for an aggregate purchase price of approximately $0.5 million.

Hospital Contracts

Clover has various contracts with IJKG Opco LLC (d/b/a CarePoint Health—Bayonne Medical Center), Hudson Hospital Opco LLC (d/b/a CarePoint Health—Christ Hospital) and Hoboken University Medical Center Opco LLC (d/b/a CarePoint Health—Hoboken University Medical Center), which collectively do business as CarePoint Health System and are in-network Clover providers in New Jersey. CarePoint Health System is 80% owned and controlled by entities affiliated with Mr. Garipalli, Clover’s co-founder and Chief Executive Officer, and a member of the Clover Board, and who, through his affiliated entities, owns greater than 5% of Clover capital stock. Clover has entered into contracts, similar to those with many of Clover’s other in-network hospitals, with CarePoint Health System for the provision of inpatient and hospital-based outpatient services. Expenses and fees incurred related to these contracts, recorded in net medical claims incurred, in 2017, 2018 and 2019 were $11.1 million, $12.6 million and $9.7 million, respectively.

Service Contracts

Clover has a contract with Medical Records Exchange, LLC (d/b/a ChartFast) pursuant to which Clover receives administrative services related to medical records via ChartFast’s electronic applications and web portal platform. ChartFast is 76% owned and controlled by entities affiliated with Mr. Garipalli, Clover’s co-founder and Chief Executive Officer, and a member of the Clover Board, and who, through his affiliated entities, owns at least 5% of the capital stock. Expenses and fees incurred related to this agreement, in 2017 and 2018, were $0.4 million and $0.5 million, respectively. The expenses and fees incurred under this agreement in 2019 were insignificant.

Clover has various contracts with Rogue Trading, LLC pursuant to which Rogue Trading provides marketing and consulting services to Clover. Rogue Trading is ultimately held and controlled by Chris Toy, the brother of Andrew Toy, Clover’s President and Chief Technology Officer. Expenses and fees incurred related to this contract were $0.325 million and $0.1 million for the years ended December 31, 2018 and 2019, respectively.

Investors’ Rights Agreement

Clover is party to the Fifth Amended and Restated Investors’ Rights Agreement, dated as of February 21, 2019, which grants registration rights and information rights, among other things, to certain holders of its capital stock, including (i) entities affiliated with Greenoaks Capital Partners LLC, which is affiliated with Clover director, Benjamin Peretz, (ii) entities affiliated with NJ Healthcare Investments, LLC, which is affiliated with Clover director and officer, Vivek Garipalli, and (iii) entities affiliated with Clover director, Nathaniel Turner. This agreement will be amended and restated upon the Closing.

Right of First Refusal

Pursuant to certain agreements with its stockholders, including the Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of February 21, 2019 (the “ROFR Agreement”), Clover or its assignees have the right to purchase shares of Clover capital stock which certain stockholders propose to sell to other parties. Certain holders of Clover capital stock, including (i) entities affiliated with Greenoaks Capital

Partners LLC, which is affiliated with Clover director, Benjamin Peretz, (ii) entities affiliated with NJ Healthcare Investments, LLC, which is affiliated with Clover director and officer, Vivek Garipalli, and (iii) entities affiliated with Clover director, Nathaniel Turner, have rights of first refusal and co-sale under the ROFR Agreement. These rights will terminate upon the Closing.

Voting Agreement

Clover is a party to the Fourth Amended and Restated Voting Agreement, dated as of February 21, 2019, pursuant to which certain holders of its capital stock, including (i) entities affiliated with Greenoaks Capital Partners LLC, which is affiliated with Clover director, Benjamin Peretz, (ii) entities affiliated with NJ Healthcare Investments, LLC, which is affiliated with Clover director and officer, Vivek Garipalli, and (iii) entities affiliated with Clover director, Nathaniel Turner, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the Closing.

Executive compensation and director compensation

See “Executive compensation” and “Interests of Clover’s Directors and Officers in the Business Combination” for information on compensation arrangements with our executive officers and directors, which include, among other things, stock awards, agreements with executive officers and certain other benefits. See the section entitled “Executive compensation—Executive Compensation Arrangements–Existing Agreements—Potential Payments upon Termination or Change in Control” for information on termination arrangements with executive officers.

Director and Officer Indemnification

See the section entitled “Description of Clover Health Securities—Limitation on Liability and Indemnification of Officers and Directors” for information on our indemnification arrangements with our directors and executive officers.

Policies and Procedures for Related Person Transactions

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock and any members of the immediate family of and any entity affiliated with any of the foregoing persons are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not had a written policy for the review and approval of transactions with related persons, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to our board of directors. Our board of directors would take this information into account when evaluating the transaction and in determining whether such transaction was fair to our company and in the best interest of all of our stockholders.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

SCH is an exempted company incorporated under the Cayman Islands Companies Law. The Cayman Islands Companies Law and the Cayman Constitutional Documents govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Cayman Constitutional Documents will differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of Clover Health, your rights will differ in some regards as compared to when you were a shareholder of SCH.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of SCH and Clover Health according to applicable law or the organizational documents of SCH and Clover Health

This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of SCH, attached to this proxy statement/prospectus as Annex I, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex J and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex K. You should review each of the Proposed Organizational Documents, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to Clover Health and SCH, respectively.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers generally require approval of a majority of all outstanding shares. Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	Under the Cayman Islands Companies Law and SCH’s amended and restated memorandum and articles of association law, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal D).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors of SCH owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.

	Delaware	Cayman Islands
Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be unlimited, except with regard to their own fraud or willful default.

Business Combination or Antitakeover Statutes

Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction.

Clover Health has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Clover Health.

There are none.

DESCRIPTION OF CLOVER HEALTH SECURITIES

The following summary of certain provisions of Clover Health securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex J and Annex K, respectively.

Authorized Capitalization

General

The total amount of Clover Health’s authorized capital stock consists of            shares of Clover Health Class A common stock, par value $0.0001 per share,            shares of Clover Health Class B common stock, par value $0.0001 per share, and             shares of Clover Health preferred stock, par value $0.0001 per share. Clover Health expects to have approximately            million shares of Clover Health Class A common stock and            million shares of Clover Health Class B common stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no public shareholders exercise their redemption rights in connection with the Business Combination.

The following summary describes all material provisions of Clover Health’s capital stock. Clover Health urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws (copies of which are attached to this proxy statement/prospectus as Annex J and Annex K, respectively).

Preferred Stock

The Board of Clover Health has authority to issue shares of Clover Health’s preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of Clover Health’s preferred stock could have the effect of decreasing the trading price of Clover Health’s common stock, restricting dividends on Clover Health’s capital stock, diluting the voting power of Clover Health’s common stock, impairing the liquidation rights of Clover Health’s capital stock, or delaying or preventing a change in control of Clover Health.

Common Stock

Clover Health has two classes of authorized common stock, Class A common stock and Class B common stock. Unless Clover Health’s board of directors determines otherwise, Clover Health will issue all of Clover Health’s capital stock in uncertificated form.

Voting Rights

Each holder of Clover Health Class A common stock is entitled to one vote per share, and holders of Clover Health Class B common stock are entitled to ten votes per share, on each matter submitted to a vote of stockholders, as provided by the Proposed Certificate of Incorporation. The holders of Clover Health Class A common stock and Class B common stock will generally vote together as a single class on all matters (including the election of directors) submitted to a vote of Clover Health stockholders, unless otherwise required by Delaware law or the Proposed Certificate of Incorporation. Delaware law could require either holders of Clover Health Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if Clover Health were to seek to amend the Proposed Certificate of Incorporation to increase or decrease the par value of a class of Clover Health capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if Clover Health were to seek to amend the Proposed Certificate of Incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of Clover Health capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

The Proposed Certificate of Incorporation and Proposed Bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of Clover Health’s stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

The Proposed Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Proposed Bylaws or the Proposed Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the completion of the Business Combination, except for certain permitted transfers, described in the paragraph that immediately follows this paragraph and further described in the Proposed Certificate of Incorporation. Once converted into Class A common stock, the Class B common stock will not be reissued. In addition, all the outstanding shares of Class B common stock will convert automatically into one share of Class A common stock upon the earliest of (i) the date that is ten (10) years from the Effectiveness Date (as defined in the Proposed Certificate of Incorporation), (ii) the Separation Date (as defined in the Proposed Certificate of Incorporation) of the last to Separate (as defined in the Proposed Certificate of Incorporation) of the Founders (as defined in the Proposed Certificate of Incorporation), (iii) the date that is one (1) year after the death or Permanent Disability Founders (as defined in the Proposed Certificate of Incorporation) of the last to die or become Disabled (as defined in the Proposed Certificate of Incorporation) of the Founders and (iv) the date specified by the affirmative vote of the holders of Clover Health Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the outstanding shares of Clover Health Class B Common Stock, voting separately as a single class.

A transfer of Class B common stock will not trigger an automatic conversion of such stock to Class A common stock if it is a permitted transfer. A permitted transfer is a transfer by a holder of Class B common stock to any of the persons or entities listed in clauses (i) through (v) below, each referred to herein as a Permitted Transferee, and from any such Permitted Transferee back to such holder of Class B common stock and/or any other Permitted Transferee established by or for such holder of Class B common stock: (i) to a trust for the benefit of the holder of Class B common stock and for the benefit of no other person; (ii) to a trust for the benefit of the holder of Class B common stock and persons other than the holder of Class B common stock so long as the holder of Class B common stock retains sole dispositive power and voting control; (iii) to a trust under the terms of which such holder of Class B common stock has retained a “qualified interest” within the meaning of §2702(b)(1) of the Internal Revenue Code and/or a reversionary interest so long as the holder of Class B common stock retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such trust; (iv) to an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus, or other type of plan or trust of which such holder of Class B common stock is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code, so long as such holder of Class B common stock retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held in such account, plan, or trust; (v) to a corporation, partnership, or limited liability company in which such holder of Class B common stock directly, or indirectly, retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock held by such corporation, partnership, or limited liability company; (vi) solely with respect to a holder of Class B common stock that is a venture capital, private equity or similar private investment fund, any general partner, managing member, officer or director of such holder of Class B common stock or an affiliated investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management or advisory company with, such holder of Class B common stock; (vii) any other corporation, partnership, limited liability company or trust approved by the Clover Health Board of Directors; (viii) a trust or private non-operating organization that is tax-exempt under Section 501(c)(3) of the Code so long as such holder of Class B common stock has dispositive power and voting control with respect to the shares of Class B Common Stock held by such trust or organization and the transfer to such trust does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust or organization) to such holder of Class B common stock; and (ix) any Immediate Family Member (as defined in the Proposed Certificate of Incorporation) of such holder of Class B common stock for estate planning purposes.

Dividend Rights

Each holder of shares of Clover Health’s common stock is entitled to the payment of dividends and other distributions as may be declared by the Board from time to time out of Clover Health’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of Clover Health’s Preferred Stock, if any, and any contractual limitations on Clover Health’s ability to declare and pay dividends.

Other Rights

Each holder of Clover Health Class A common stock and Class B common stock is subject to, and may be adversely affected by, the rights of the holders of any series of Clover Health preferred stock that Clover Health may designate and issue in the future. Clover Health’s Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion (except as noted above), redemption, or sinking fund provisions.

Liquidation Rights

If Clover Health is involved in voluntary or involuntary liquidation, dissolution or winding up of Clover Health’s affairs, or a similar event, each holder of Clover Health Class A common stock and Class B common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of Clover Health preferred stock, if any, then outstanding.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of Clover Health. Clover Health expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Clover Health to first negotiate with the Board, which Clover Health believes may result in an improvement of the terms of any such acquisition in favor of Clover Health’s stockholders. However, they also give the Board the power to discourage mergers that some stockholders may favor.

Dual Class Common Stock

As described above, the Proposed Certificate of Incorporation will provide for a dual class common stock structure pursuant to which holders of Clover Health Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of Clover Health’s outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of us or Clover Health’s assets. Current investors, executives, and employees will have the ability to exercise significant influence over those matters.

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the Board, (b) the Chief Executive Officer, (c) the Lead Independent Director (as defined in the Proposed Bylaws) or (d) the Board pursuant to a resolution adopted by a majority of the Board.

Action by Written Consent

The Proposed Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting.

Staggered Board

The Clover Health board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by Clover Health stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of Clover Health, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

The Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of not less than two-thirds of the voting power of all of the then outstanding shares of voting stock of Clover Health entitled to vote at an election of directors.

Stockholders Not Entitled to Cumulative Voting

The Proposed Certificate of Incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Clover Health’s Class A common stock and Class A common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-takeover Statute

Clover Health will be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the

DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. Our board of directors has determined to be subject to Section 203 of the DGCL.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation provides that Clover Health will indemnify Clover Health’s directors to the fullest extent authorized or permitted by applicable law. Clover Health expects to enter into agreements to indemnify Clover Health’s directors, executive officers and other employees as determined by the Board. Under the Proposed Bylaws, Clover Health is required to indemnify each of Clover Health’s directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of Clover Health or was serving at Clover Health’s request as a director, officer, employee or agent for another entity. Clover Health must indemnify Clover Health’s officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Clover Health, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Proposed Bylaws also require Clover Health to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by Clover Health. Any claims for indemnification by Clover Health’s directors and officers may reduce Clover Health’s available funds to satisfy successful third-party claims against Clover Health and may reduce the amount of money available to Clover Health.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on Clover Health’s behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of Clover Health’s directors, officers, employees, or agents to us or Clover Health’s stockholders; (3) any action asserting a claim against Clover Health arising pursuant to any provision of the General Corporation Law of the State of Delaware or Clover Health’s certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce, or determine the validity of Clover Health’s certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, Clover Health’s Proposed Certificate of Incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of Clover Health’s Proposed Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Transfer Agent

The transfer agent for Clover Health common stock will be                 .

SECURITIES ACT RESTRICTIONS ON RESALE OF CLOVER HEALTH SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Clover Health common stock or Clover Health warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Clover Health at the time of, or at any time during the three months preceding, a sale and (ii) Clover Health is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Clover Health was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Clover Health common stock shares or Clover Health warrants for at least six months but who are affiliates of Clover Health at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of Clover Health common stock then outstanding; or

•	the average weekly reported trading volume of Clover Health common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Clover Health under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Clover Health

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after SCH has completed SCH’s initial business combination.

SCH anticipates that following the consummation of the Business Combination, Clover Health will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

Clover Health’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. Clover Health’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of Clover Health’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of Clover Health’s board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of Clover Health both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in Clover Health’s Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for Clover Health’s annual meeting of stockholders, Clover Health’s secretary must receive the written notice at Clover Health’s principal executive offices:

•	not earlier than the 90th

•	day; and

•	not later than the 120th day,

before the one-year anniversary of the preceding year’s annual meeting.

In the event that the date of the annual meeting is more than thirty (30) days before, or more than sixty (60) days after the one-year anniversary of the preceding year’s annual meeting, notice of a stockholder proposal must be received (A) no earlier than the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by Clover Health.

Accordingly, for Clover Health’s annual meeting, assuming the meeting is held on             ,              notice of a nomination or proposal must be delivered to Clover Health no later than             ,             and no earlier than             ,             . Nominations and proposals also must satisfy other requirements set forth in the bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the annual general meeting pursuant to Rule 14a-8, assuming the meeting is held on            ,             , must be received at SCH’s principal office on or before             ,             , and must comply with Rule 14a-8.

Stockholder Director Nominees

Clover Health’s Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of Clover Health’s Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by Clover Health’s Proposed Bylaws. In addition, the stockholder must give timely notice to Clover Health’s secretary in accordance with Clover Health’s Proposed Bylaws, which, in general, require that the notice be received by Clover Health’s’ secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with SCH’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Social Capital Hedosophia Holdings Corp. III, 317 University Ave, Suite 200, Palo Alto, CA 94301. Following the Business Combination, such communications should be sent in care of Clover Health Investments, Corp., 725 Cool Springs Boulevard, Suite 320, Franklin, Tennessee 37067. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non- management directors.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has passed upon the validity of the securities of Clover Health offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Social Capital Hedosophia Holdings Corp. III as of December 31, 2019, and for the year ended for the period from October 18, 2019 (inception) through December 31, 2019, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Clover Health Investments, Corp. and subsidiaries as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, SCH and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of SCH’s annual report to shareholders and SCH’s proxy statement. Upon written or oral request, SCH will deliver a separate copy of the annual report to shareholders or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that SCH deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that SCH deliver single copies of such documents in the future. Shareholders may notify SCH of their requests by calling or writing SCH at its principal executive offices at 317 University Ave, Suite 200, Palo Alto, CA 94301 or (650) 521-9007.

ENFORCEABILITY OF CIVIL LIABILITY

SCH is a Cayman Islands exempted company. If SCH does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon SCH. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against SCH in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, SCH may be served with process in the United States with respect to actions against SCH arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of SCH’s securities by serving SCH’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION

SCH has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

SCH files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on SCH at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, SCH’s corporate website under the heading “Documents,” at http://www.socialcapitalhedosophiaholdings.com. SCH’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to SCH has been supplied by SCH, and all such information relating to Clover has been supplied by Clover, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference in this proxy statement/prospectus, or if you have any questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC

470 West Avenue, 3rd Floor

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call (203) 658-9400

Email: IPOC.info@investor.morrowsodali.com

If you are a stockholder of SCH and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting. If you request any documents from Morrow, Morrow will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

Social Capital Hedosophia Holding Corp. III

F-1

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

CONDENSED BALANCE SHEETS

	September 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets
Cash	$126,745	$—
Prepaid expenses	465,382	—

Total Current Assets	592,127	—
Deferred offering costs	—	100,346
Cash and Marketable securities held in Trust Account	828,096,607	—

TOTAL ASSETS	$828,688,734	$100,346

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accrued expenses	$1,807,280	$—
Accrued offering costs	—	100,346
Advance from related party	—	17,631

Total Current Liabilities	1,807,280	117,977

Deferred underwriting fee payable	28,980,000	—

TOTAL LIABILITIES	30,787,280	117,977

Commitments

Class A ordinary shares subject to possible redemption, 79,280,895 and no shares at redemption value at September 30, 2020 and December 31, 2019, respectively	792,901,451	—

Shareholders’ Equity (Deficit)
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 3,519,105 and none issued and outstanding (excluding 79,280,895 and no shares subject to possible redemption) at September 30, 2020 and December 31, 2019, respectively	352	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 20,700,000 and one shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	2,070	—
Additional paid-in capital	7,364,781	—
Accumulated deficit	(2,367,200)	(17,631)

Total Shareholders’ Equity (Deficit)	5,000,003	(17,631)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$828,688,734	$100,346

The accompanying notes are an integral part of the unaudited condensed financial statements.

F-2

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

CONDENSED STATEMENT OF OPERATIONS

(Unaudited)

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Formation and operating costs	$2,325,365	$2,446,176

Loss from operations	(2,325,365)	(2,446,176)

Other income:
Interest income	32,361	96,607

Net Loss	$(2,293,004)	$(2,349,569)

Weighted average shares outstanding, basic and diluted (1)	23,986,724	20,157,288

Basic and diluted net loss per ordinary share (2)	$(0.10)	$(0.12)

(1)	Excludes an aggregate of 79,280,895 shares subject to possible redemption.
(2)

Net loss per ordinary share — basic and diluted excludes income attributable to ordinary shares subject to possible redemption of $30,986 and $92,501 for the three and nine months ended September 30, 2020, respectively (see Note 2).

The accompanying notes are an integral part of the unaudited condensed financial statements.

F-3

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

(Unaudited)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance — January 1, 2020	—	$—	1	$—	$—	$(17,631)	$(17,631)
Cancellation of Class B ordinary share	—	—	(1)	—	—	—	—
Issuance of Class B ordinary shares to Sponsor (1)	—	—	20,700,000	2,070	22,930	—	25,000
Net loss	—	—	—	—	—	—	—

Balance — March 31, 2020	—	—	20,700,000	2,070	22,930	(17,631)	7,369
Sale of 82,800,000 Units, net of underwriting discount and offering expenses	82,800,000	8,280	—	—	783,835,374	—	783,843,654
Sale of 10,933,333 Private Placement Warrants	—	—	—	—	16,400,000	—	16,400,000
Ordinary shares subject to redemption	(79,513,276)	(7,951)	—	—	(795,186,505)	—	(795,194,456)
Net loss	—	—	—	—	—	(56,565)	(56,565)

Balance — June 30, 2020	3,286,724	$329	20,700,000	$2,070	$5,071,799	$(74,196)	$5,000,002
Change in value of ordinary shares subject to redemption	232,381	23	—	—	2,292,982	—	2,293,005
Net loss	—	—	—	—	—	(2,293,004)	(2,293,004)

Balance — September 30, 2020	3,519,105	$352	20,700,000	$2,070	$7,364,781	$(2,367,200)	$5,000,003

(1)	Included an aggregate of up to 2,700,000 shares that were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full (see Note 7).

The accompanying notes are an integral part of the unaudited condensed financial statements.

F-4

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

CONDENSED STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2020

(Unaudited)

Cash Flows from Operating Activities:
Net loss	$(2,349,569)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(96,607)
Changes in operating assets and liabilities:
Prepaid expenses	(465,382)
Accrued expenses	1,807,280

Net cash used in operating activities	(1,104,278)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(828,000,000)

Net cash used in investing activities	(828,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	813,600,000
Proceeds from sale of Private Placement Warrants	16,400,000
Repayment of advances from related parties	(17,631)
Proceeds from promissory note — related party	300,000
Repayment of promissory note — related party	(300,000)
Payment of offering costs	(776,346)

Net cash provided by financing activities	829,231,023

Net Change in Cash	126,745
Cash — Beginning	—

Cash — Ending	$126,745

Non-cash investing and financing activities:
Initial classification of ordinary shares subject to possible redemption	$795,251,020

Change in value of ordinary shares subject to possible redemption	$(2,349,569)

Deferred underwriting fee	$28,980,000

The accompanying notes are an integral part of the unaudited condensed financial statements.

F-5

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Social Capital Hedosophia Holdings Corp. III (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on October 18, 2019. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company has one subsidiary, Asclepius Merger Sub Inc., a wholly owned subsidiary of the Company incorporated in Delaware on October 1, 2020 (“Merger Sub”).

As of September 30, 2020, the Company had not commenced any operations. All activity for the period from October 18, 2019 (inception) through September 30, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and activities in connection with the search for a Business Combination, including the proposed acquisition of Clover Health Investments Corp., a Delaware corporation (“Clover”). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statements for the Company’s Initial Public Offering became effective on April 21, 2020. On April 24, 2020, the Company consummated the Initial Public Offering of 82,800,000 units (the “Units” and, with respect to the shares of Class A ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of the over-allotment option to purchase an additional 10,800,000 Units, at $10.00 per Unit, generating gross proceeds of $828,000,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 10,933,333 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to SCH Sponsor III LLC (the “Sponsor”), generating gross proceeds of $16,400,000, which is described in Note 4.

Transaction costs amounted to $44,156,346 consisting of $14,400,000 of underwriting fees, $28,980,000 of deferred underwriting fees and $776,346 of other offering costs. In addition, at September 30, 2020, cash of $126,745 was held outside of the Trust Account, as defined below, and is available for working capital purposes.

Following the closing of the Initial Public Offering on April 24, 2020, an amount of $828,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business Combination, either (i) in

F-6

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account, calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The per-share amount to be distributed to the Public Shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting commission, of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination or seek to sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, subject to the immediately succeeding paragraph, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with its initial Business Combination) and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until April 24, 2022 (the “Combination Period”) to consummate a Business Combination. However, if the Company has not completed a Business Combination within the Combination

F-7

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account ($10.00 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company and less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights or liquidating distributions with respect to the Founder Shares or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of September 30, 2020, the Company had $126,745 in its operating bank accounts, $828,096,607 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and working capital deficit of $1,215,153. As of September 30, 2020, approximately $97,000 of the amount on deposit in the Trust Account represented interest income.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

On October 19, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $2,500,000 (see Note 9). On October 19, 2020, the Company borrowed $806,208 under the Promissory Note.

F-8

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

The Company may need to raise additional capital through loans or additional investments from its Sponsor, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company additional funds, from time to time or at any time (other than pursuant to the Promissory Note), to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months following the date from when the financial statements are issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on April 23, 2020, as well as the Company’s Current Reports on Form 8-K, as filed with the SEC on April 24, 2020 and April 30, 2020. The interim results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a

F-9

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2020 and December 31, 2019.

Cash and Marketable Securities Held in Trust Account

At September 30, 2020, the assets held in the Trust Account were primarily invested in money market funds, which invest in U.S. Treasury securities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s condensed balance sheets.

F-10

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

On March 27, 2020, President Trump signed the Coronavirus Aid, Relief, and Economic Security “CARES” Act into law. The CARES Act includes several significant business tax provisions that, among other things, would eliminate the taxable income limit for certain net operating losses (“NOLs”) and allow businesses to carry back NOLs arising in 2018, 2019 and 2020 to the five prior years, suspend the excess business loss rules, accelerate refunds of previously generated corporate alternative minimum tax credits, generally loosen the business interest limitation under IRC section 163(j) from 30 percent to 50 percent among other technical corrections included in the Tax Cuts and Jobs Act tax provisions. The Company does not believe that the CARES Act will have a significant impact on Company’s financial position or statement of operations.

Net Loss per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Ordinary shares subject to possible redemption at September 30, 2020, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per ordinary share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and the private placement to purchase 38,533,333 ordinary shares in the calculation of diluted loss per share, since the exercise of the warrants into ordinary shares is contingent upon the occurrence of future events. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the periods presented.

F-11

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Reconciliation of Net Loss Per Ordinary Share

The Company’s net loss is adjusted for the portion of income that is attributable to ordinary shares subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted loss per ordinary share is calculated as follows:

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Net loss	$(2,293,004)	$(2,349,569)
Less: Income attributable to ordinary shares subject to possible redemption	(30,986)	(92,501)

Adjusted net loss	$(2,323,990)	$(2,442,070)

Weighted average shares outstanding, basic and diluted	23,986,724	20,157,288

Basic and diluted net loss per ordinary share	$(0.10)	$(0.12)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 82,800,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 10,800,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7).

F-12

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 10,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $16,400,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 7). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In October 2019, the Company issued one ordinary share to the Sponsor for no consideration. On January 21, 2020, the Company cancelled the one share issued in October 2019 and the Sponsor purchased 17,250,000 Founder Shares for an aggregate purchase price of $25,000. On April 21, 2020, the Company effected a share capitalization, resulting in 20,700,000 Founder Shares issued and outstanding as of such date. All share and per-share amounts have been retroactively restated to reflect the share capitalization. The Founder Shares will automatically convert into Class A ordinary shares on the first business day following the completion of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments, as described in Note 7.

The Founder Shares included an aggregate of up to 2,700,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ overallotment was not exercised in full or in part, so that the number of Founder Shares would collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Class B ordinary shares or Class A ordinary shares received upon conversion thereof  (together, “Founder Shares”) until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Advances — Related Party

The Sponsor advanced the Company an aggregate of $17,631 to cover expenses related to the Initial Public Offering. The advances were non-interest bearing and due on demand. Advances in the aggregate amount of $17,631 were repaid in February 2020.

Promissory Note — Related Party

On January 21, 2020, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company borrowed an aggregate principal amount of $300,000. The note was non-interest bearing and payable

F-13

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

on the earlier of (i) June 30, 2020 and (ii) the completion of the Initial Public Offering. The borrowings outstanding under the note in the amount of $300,000 were repaid upon the consummation of the Initial Public Offering on April 24, 2020.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on April 21, 2020, the Company will pay an affiliate of the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2020, the Company incurred $30,000 and $50,000 of such fees. As of September 30, 2020, $50,000 is included in accrued expenses in the accompanying condensed balance sheets.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to (other than pursuant to the Promissory Note), loan the Company additional funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

NOTE 6. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on April 21, 2020, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $28,980,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

F-14

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Financial Advisory Fee

The underwriters agreed to reimburse the Company for an amount equal to 10% of the discount paid to the underwriters for financial advisory services provided by Connaught (UK) Limited in connection with the Initial Public Offering, of which $1,440,000 was paid at the closing of the Initial Public Offering and up to $2,898,000 will be payable at the time of the closing of a Business Combination.

NOTE 7. SHAREHOLDERS’ EQUITY

Preferred Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At September 30, 2020 and December 31, 2019, there were no preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At September 30, 2020 and December 31, 2019, there were 3,519,105 and no Class A ordinary shares issued or outstanding, excluding 79,280,895 and no Class A ordinary shares subject to possible redemption, respectively.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At September 30, 2020 and December 31, 2019, there were 20,700,000 and one Class B ordinary shares issued and outstanding, respectively.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the completion of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Founder Shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Initial Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (net of redemptions), excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of

F-15

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

(a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use it commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder and

•

if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like).

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of the Class A ordinary shares;

F-16

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

•

if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if  (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable except as described above so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

F-17

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	September 30, 2020
Assets:
Cash and Marketable securities held in Trust Account	1	$828,096,607

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

On October 19, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $2,500,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) April 24, 2022 and (ii) the completion of the Business Combination. On October 19, 2020, the Company borrowed $806,208 under the Promissory Note.

Merger Agreement

On October 5, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Merger Sub and Clover.

Pursuant to the transactions contemplated by the terms of the Merger Agreement (the “Closing”), and subject to the satisfaction or waiver of certain conditions set forth therein, (i) Merger Sub will merge with and into Clover, with Clover surviving the merger and as a wholly owned subsidiary of the Company (the “First Merger”) and (ii) Clover will merge with and into the Company, with the Company surviving the merger (together with the

F-18

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

First Merger, the “Mergers”) (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “ Clover Business Combination”).

As a result of the Mergers, among other things, (i) all outstanding shares of common stock of Clover immediately prior to the effective time of the First Merger will be cancelled in exchange for the right to receive, at the election of the holders thereof (except with respect to the shares held by entities controlled by Vivek Garipalli and certain other holders who will receive only shares of Class B common stock, par value $0.0001 per share, which will be entitled to 10 votes per share (the “Class B Common Stock”)), an amount in cash, shares of Class B Common Stock, or a combination thereof, as adjusted in accordance with the Merger Agreement, which in the aggregate will equal an amount in cash of up to $500,000,000 (less any redemptions by the Company’s public shareholders) and a number of shares of Class B Common Stock equal to (A) 350,000,000 minus (B) the aggregate amount of Class B Common Stock to be paid in respect of the shares held by entities controlled by Vivek Garipalli and certain other holders, minus (C) the aggregate amount of Class B Common Stock that would be issuable upon the net exercise or conversion, as applicable, of the employee equity awards of the combined company immediately after the effective time of the First Merger, minus (D) the quotient obtained by dividing (x) the total cash consideration by (y) $10.00; (ii) all outstanding shares of Clover held by entities controlled by Vivek Garipalli and certain other holders immediately prior to the effective time of the First Merger will be cancelled in exchange for the right to receive shares of Class B Common Stock based on the Exchange Ratio (as defined in the Merger Agreement); and (iii) all shares of common stock of Clover reserved in respect of the employee equity awards of Clover outstanding as of immediately prior to the effective time of the First Merger, will be converted, based on the Exchange Ratio, into awards based on shares of Class B Common Stock, which will, in the case of all shares described in clauses (i), (ii) and (iii) hereof, in the aggregate equal an aggregate merger consideration of $3,500,000,000.

Prior to the Closing, subject to the approval of the Company’s shareholders, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Cayman Islands Companies Law (2020 Revision) (the “CICL”) and the Company’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), the Company will effect a deregistration under the CICL and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which the Company’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares”), will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of the Company (after its Domestication) (the “Class A Common Stock”, and together with the Class B Common Stock, the “Common Stock”), which will be entitled to one vote per share, (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of the Company, will convert automatically, on a one-for-one basis, into a share of Class A Common Stock, (iii) each then issued and outstanding warrant of the Company will convert automatically into a warrant to acquire one share of Class A Common Stock (“Domesticated Warrant”), pursuant to the Warrant Agreement, dated April 21, 2020, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of the Company that has not been previously separated into the underlying Class A Ordinary Share and underlying warrant of the Company upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Class A Common Stock and one-third of one Domesticated Warrant.

The Clover Business Combination will be consummated subject to certain conditions as further described in the Merger Agreement.

F-19

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2020

(Unaudited)

Legal Proceedings

On October 29, 2020, Paul Chaplin, a purported stockholder of the Company, filed a lawsuit in the Supreme Court of the State of New York, County of New York, captioned Paul Chaplin v. Social Capital Hedosophia Holdings Corp. III, et al., case number 655802/2020, against the Company and the members of its board of directors (the “Chaplin Complaint”). The Chaplin Complaint asserts a breach of fiduciary duty claim against the individual defendants and an aiding and abetting claim against the Company in connection with the proposed business combination. The Chaplin Complaint alleges, among other things, that (i) defendants engaged in a flawed and unfair sales process and agreed to inadequate consideration in connection with the proposed Business Combination, and (ii) that our Registration Statement on Form S-4 filed with the SEC on October 20, 2020 in connection with the proposed Business Combination is materially misleading and incomplete. The Chaplin Complaint seeks, among other things, to enjoin the proposed Business Combination, rescind the transaction or award rescissory damages to the extent it is consummated, and an award of attorneys’ fees and expenses.

F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of

Social Capital Hedosophia Holdings Corp. III

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Social Capital Hedosophia Holdings Corp. III (the “Company”) as of December 31, 2019 and the related statements of operations, changes in shareholder’s deficit and cash flows for the period from October 18, 2019 (inception) through December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the period from October 18, 2019 (inception) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of financing, and the Company’s cash and working capital as of December 31, 2019 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

January 31, 2020, except for Note 8 as to which the date is April 23, 2020

F-21

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

BALANCE SHEET

DECEMBER 31, 2019

ASSETS
Current asset — cash	$—
Deferred offering costs	100,346

Total Assets	$100,346

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current Liabilities
Accrued offering costs	$100,346
Advance from related party	17,631
Promissory note — related party	—

Total Current Liabilities	117,977

Commitments
Shareholder’s Deficit
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none outstanding as of December 31, 2019	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none outstanding as of December 31, 2019	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 1 share issued and outstanding as of December 31, 2019	—
Additional paid in capital	—
Accumulated deficit	(17,631)

Total Shareholder’s Deficit	(17,631)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$100,346

The accompanying notes are an integral part of these financial statements.

F-22

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM OCTOBER 18, 2019

(INCEPTION) THROUGH DECEMBER 31, 2019

Formation costs	$17,631

Net Loss	$(17,631)

Weighted average shares outstanding, basic and diluted	1

Basic and diluted net loss per ordinary share	$(17,631)

The accompanying notes are an integral part of these financial statements.

F-23

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT

FOR PERIOD FROM OCTOBER 18, 2019

(INCEPTION) THROUGH DECEMBER 31, 2019

	Class B Ordinary Shares		Additional Paid in Capital	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Amount
Balance — October 18, 2019 (inception)	—	$—	$—	$—	$—
Issuance of Class B ordinary share	1	—	—	—	—
Net loss	—	—	—	(17,631)	(17,631)

Balance — December 31, 2019	1	—	—	(17,631)	(17,631)

The accompanying notes are an integral part of these financial statements.

F-24

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM OCTOBER 18, 2019

(INCEPTION) THROUGH DECEMBER 31, 2019

Cash Flows from Operating Activities:
Net loss	$(17,631)

Net cash used in operating activities	(17,631)

Cash Flows from Financing Activities:
Proceeds from sale of Class B ordinary shares to Sponsor	—
Advances from related party	17,631
Proceeds from promissory note	—

Net cash provided by financing activities	17,631

Net Change in Cash	—
Cash — Beginning of period	—

Cash — End of period	$—

Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$100,346

The accompanying notes are an integral part of these financial statements.

F-25

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

Social Capital Hedosophia Holdings Corp. III (the “Company”) is a newly incorporated blank check company incorporated as a Cayman Islands exempted company on October 18, 2019. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”).

Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus on businesses in the technology industries primarily located in the United States. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2019, the Company had not commenced any operations. All activity for the period from October 18, 2019 (inception) through December 31, 2019 relates to the Company’s formation and the proposed initial public offering (“Proposed Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Public Offering.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 72,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per unit (or 82.800,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 and the sale of 10,933,333 warrants (the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to the Company’s sponsor, SCH Sponsor III LLC (f/k/a SCH Sponsor Corp. III), a Cayman Islands limited liability company (the “Sponsor”), that will close simultaneously with the Proposed Public Offering.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The New York Stock Exchange rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Public Offering, management has agreed that $10.00 per Unit sold in the Proposed Public Offering, including proceeds of the sale of the Private Placement Warrants, will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in

F-26

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share) as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The per-share amount to be distributed to the Public Shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Class A ordinary shares will be recorded at redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting commission, of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote and a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Proposed Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination or seek to sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, subject to the immediately succeeding paragraph, each public shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with its initial business combination) and (b) not to propose an amendment to the Amended and Restated Memorandum of Articles of Association (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within Combination Period or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

F-27

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

The Company will have until 24 months from the closing of the Proposed Public Offering to consummate a Business Combination. However, if the Company has not completed a Business Combination within 24 months of the closing of the Proposed Public Offering (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account (initially anticipated to be approximately $10.00 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company and less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights or liquidating distributions with respect to the Founder Shares or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party (other than the Company’s independent auditors) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

At December 31, 2019, the Company had $0 in cash and a working capital deficit of $117,977. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Management plans to address this uncertainty through a Proposed Public Offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

F-28

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019.

F-29

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

Deferred offering costs

Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholder’s equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Net loss per share

Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. At December 31, 2019, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

F-30

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3 — Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company will offer for sale up to 72,000,000 Units (or 82,800,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7).

Note 4 — Private Placement

The Sponsor has committed to purchase an aggregate of 10,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant ($16,400,000 in the aggregate) from the Company in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. The proceeds from the sale of the Private Placement Warrants will be added to the net proceeds from the Proposed Public Offering held in the Trust Account. Each Private Placement Warrant is exercisable for one Class A Share at a price of $11.50 per share, subject to adjustment (see Note 7). If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

Note 5 — Related Party Transactions

Founder Shares

In October 2019, the Company issued one ordinary share to the Sponsor for no consideration.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Class B ordinary shares or Class A ordinary shares received upon conversion thereof (together, “Founder Shares”) until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Advances — Related Party

The Sponsor advanced the Company an aggregate of $17,631 to cover expenses related to the Initial Public Offering. The advances are non-interest bearing and due on demand. At December 31, 2019, advances of $17,631 were outstanding.

Administrative Services Agreement

The Company will enter into an agreement pursuant to which it will pay an affiliate of the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees.

F-31

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.50 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

Note 6 — Commitments

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued on conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Propose Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option to purchase up to 10,800,000 additional Units to cover over-allotments at the Proposed Public Offering price, less the underwriting discounts and commissions.

The underwriters will be entitled to a cash underwriting discount of $14,400,000 in the aggregate, payable upon the closing of the Proposed Public Offering. In addition, the underwriters will be entitled to a deferred fee of $0.35 per Unit, or $25,200,000 in the aggregate (or $28,980,000 in the aggregate if the underwriters’ over-allotment option is exercised in full). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Financial Advisory Fee

The Company intends to engage Connaught (UK) Limited (“Connaught”) to provide financial advisory services in connection with the Proposed Public Offering. The Company will pay Connaught a fee in an amount equal to 10% of the underwriting commission payable to the underwriters. The fee to Connaught will be paid in part at the closing of the Proposed Public Offering and in part at the closing of the Business Combination, in the

F-32

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

same proportion as the non-deferred and deferred underwriting commission payable to the underwriters. The underwriters have agreed to reimburse the Company for the fee to Connaught as it becomes payable out of the underwriting commission.

Note 7 — Shareholder’s Equity

Preferred Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At December 31, 2019, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2019, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2019, there was one Class B ordinary share issued and outstanding.

Only holders of the Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law.

The Class B Shares will automatically convert into Class A ordinary shares on the first business day following the completion of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Proposed Public Offering and related to the closing of a Business Combination, the ratio at which Founder Shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Proposed Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (net of redemptions), excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Proposed Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement

F-33

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use it commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder and

•

if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like).

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Class A ordinary shares;

•

if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) the Private Placement Warrants

F-34

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable as described above so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to January 31, 2020, the date that the financial statements were available to be issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

F-35

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

NOTES TO FINANCIAL STATEMENTS

Founder Shares

On January 21, 2020, the Company cancelled the one share issued in October 2019 and the Sponsor purchased 17,250,000 Founder Shares for an aggregate purchase price of $25,000. On April 21, 2020, the Company effected a share capitalization, resulting in 20,700,000 Founder Shares issued and outstanding as of such date. The Founder Shares will automatically convert into Class A ordinary shares on the first business day following the completion of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 7.

The Founder Shares include an aggregate of up to 2,700,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares will collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Proposed Public Offering.

Promissory Note — Related Party

On January 21, 2020, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000, of which $300,000 was outstanding under the Promissory Note as of January 21, 2020. The note is non-interest bearing and payable on the earlier of (i) June 30, 2020 and (ii) the completion of the Proposed Public Offering.

As a result of the execution of the underwriting agreement on April 21, 2020, the financial statements have been modified to reflect the final terms of the agreement.

F-36

Clover Health Investments, Corp.

Schedules other than those listed above are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of Clover Health Investments, Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Clover Health Investments, Corp. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018

New York, New York

August 11, 2020

Clover Health Investments, Corp. and subsidiaries

Consolidated balance sheets

(Dollars in thousands, except share and per share amounts)

	December 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	$75,403	$67,598
Short-term investments	1,896	138,638
Investment securities, held-to-maturity (Fair value: 2018: $9,208; 2019: $0)	9,220	—
Accrued retrospective premiums	20,771	13,225
Other receivables	9,619	5,503
Reinsurance recoverable	64,091	481
Healthcare receivables	11,308	25,819
Other assets, current	2,155	1,692

Total current assets	194,463	252,956
Investment securities, available-for-sale, at fair value (Amortized cost: 2018: $0; 2019: $56,382)	—	56,428
Investment securities, held-to-maturity (Fair value: 2018: $696; 2019: $685)	695	663
Other assets	9,238	9,704
Property and equipment, net	3,211	1,940
Operating lease right-of-use assets	—	11,097
Goodwill	—	1,243
Other intangible assets	2,990	2,990

Total assets	$210,597	$337,021

Liabilities, convertible preferred stock, and stockholders’ deficit:
Current liabilities
Unpaid claims	$54,004	$77,886
Accounts payable and accrued expenses	13,741	19,826
Accrued salaries and benefits	6,027	3,792
Operating lease liabilities	—	4,761
Current portion of notes and securities payable	39,292	18,481
Premium deficiency reserve	9,605	17,128
Reinsurance premium payable	64,414	—
Other liabilities, current	9	14

Total current liabilities	187,092	141,888
Deferred rent	2,678	—
Other liabilities	11,566	11,729
Notes and securities payable, net of discounts and deferred issuance costs	49,252	57,917
Derivative liabilities	—	138,561
Warrants payable	14,836	17,672
Long-term operating lease liabilities	—	10,044

Total liabilities	265,424	377,811

Commitments and contingencies (Note 21)
Convertible preferred stock (Series Seed A, A-1, B, C, and D), $0.0001 par value; 75,136,086 shares authorized as of December 31, 2018 and 2019; 67,427,138 shares issued and outstanding as of December 31, 2018 and 2019; aggregate liquidation preference of $470,256 as of December 31, 2019;	447,747	447,747
Stockholders’ deficit:
Common stock, $0.0001 par value, 170,000,000 shares authorized; 42,565,459 and 42,877,665 shares issued; and 42,243,445 and 42,686,624 outstanding in 2018 and 2019, respectively	4	4
Additional paid-in capital	25,318	403,046
Accumulated other comprehensive gain	—	46
Accumulated deficit	(527,896)	(891,633)

Total stockholders’ deficit	(502,574)	(488,537)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$210,597	$337,021

Clover Health Investments, Corp. and subsidiaries

Consolidated statements of operations and comprehensive loss

(Dollars in thousands, except share and per share amounts)

	For the years ended December 31,
	2018	2019
Revenues:
Premiums earned, net (Net of ceded premiums: 2018: $67,403; 2019: $832)	$286,515	$456,926
Other income	3,052	801
Investment income, net	1,060	4,539

Total revenues	290,627	462,266

Expenses:
Net medical claims incurred	279,050	450,645
Salaries and benefits	85,117	91,626
General and administrative expenses	103,040	94,757
Premium deficiency reserve expense	9,605	7,523
Depreciation and amortization	487	551
Other expense	—	363

Total expenses	477,299	645,465

Loss from operations	(186,672)	(183,199)
Change in fair value of warrants expense	8,251	2,909
Interest expense	6,954	23,155
Amortization of notes and securities discounts	51	15,913
Loss on derivative	—	138,561

Net loss	$(201,928)	$(363,737)

Per share data
Net loss per share attributable to common stockholders—basic and diluted	$(4.81)	$(8.56)
Weighted average number of common shares outstanding
Basic and diluted weighted average number of common shares and common share equivalents outstanding	42,011,938	42,469,175

Unrealized gain on available-for-sale investments	—	46

Comprehensive loss	$(201,928)	$(363,691)

Clover Health Investments, Corp. and subsidiaries

Consolidated statements of changes in convertible preferred stock and stockholders’ deficit

For the years then ended December 31, 2018 and 2019

(Dollars in thousands, except share amounts)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance, January 1, 2018	62,628,572	$402,747	41,728,836	$4	$21,810	$(325,968)	$(280)	$(304,434)
Issuance of Series D preferred stock, net of issuance costs of $541	4,798,566	45,000	—	—	(541)	—	—	(541)
Stock issuance for exercise of stock options, net of early exercise liability	—	—	514,609	—	369	—	—	369
Equity type warrant activity	—	—	—	—	124	—	—	124
Stock-based compensation	—	—	—	—	3,556	—	—	3,556
Unrealized holdings gain on investments securities, available-for-sale	—	—	—	—	—	—	280	280
Net loss	—	—	—	—	—	(201,928)	—	(201,928)

Balance, December 31, 2018	67,427,138	447,747	42,243,445	4	25,318	(527,896)	—	(502,574)
Stock issuance for exercise of stock options, net of early exercise liability	—	—	443,179	—	601	—	—	601
Stock-based compensation	—	—	—	—	3,301	—	—	3,301
Unrealized holdings gain on investments securities, available-for-sale	—	—	—	—	—	—	46	46
Beneficial conversion feature	—	—	—	—	373,826	—	—	373,826
Net loss	—	—	—	—	—	(363,737)	—	(363,737)

Balance, December 31, 2019	67,427,138	$447,747	42,686,624	$4	$403,046	$(891,633)	$46	$(488,537)

Clover Health Investments, Corp. and subsidiaries

Consolidated statements of cash flows

(Dollars in thousands)

	Year ended December 31,
	2018	2019
Cash flows from operating activities
Net loss	$(201,928)	$(363,737)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	487	551
Amortization of notes and securities discounts	—	15,913
Loss on disposal of property and equipment	—	23
Stock-based compensation expense	3,680	3,301
Change in fair value of warrants expense	8,251	2,909
Loss on derivative	—	138,561
Accretion, net of amortization	—	(2,857)
Net realized (gains) losses on investment securities	—	(107)
Amortization of debt issuance costs	—	400
Asset impairment charges	—	1,632
Changes in operating assets and liabilities:
Accrued retrospective premiums	(7,709)	7,546
Other receivables	10,980	4,115
Reinsurance recoverable	(61,942)	63,610
Other assets	7,569	(274)
Healthcare receivables	(3,781)	(14,511)
Operating lease right-of-use assets	—	(11,933)
Unpaid claims	10,541	23,882
Accounts payable and accrued expenses	1,263	17,931
Accrued salaries and benefits	1,119	(2,235)
Premium deficiency reserve	9,605	7,523
Reinsurance premium payable	64,414	(64,414)
Deferred rent	(7,406)	(2,677)
Other liabilities	11,575	168
Operating lease liabilities	—	14,805

Net cash used in operating activities	(153,282)	(159,875)
Cash flows from investing activities
Purchases of available-for-sale securities	(9,726)	(505,545)
Proceeds from sales of available-for-sale securities	71,931	269,205
Proceeds from maturities of available-for-sale securities	36,796	46,415
Proceeds from maturities of held-to-maturity securities	—	9,220
Acquisition of business, net of cash acquired	—	(1,180)
Purchases of property and equipment	(1,476)	(23)

Net cash (used in) provided by investing activities	97,525	(181,908)
Cash flows from financing activities
Proceeds from issuance of preferred stock	45,000	—
Proceeds from bridge loan	29,761	—
Proceeds from issuance of convertible securities	—	343,410
Deferred financing costs	—	(363)
Payment of notes payable principal	—	(9,670)
Issuance costs for preferred stock	(541)	—
Issuance of common stock, net of early exercise liability	369	601

Net cash provided by financing activities	74,589	333,978
Net (decrease) increase in cash and cash equivalents	18,832	(7,805)
Cash and cash equivalents, beginning of year	56,571	75,403

Cash and cash equivalents, end of year	$75,403	$67,598

Supplemental cash flow disclosures
Cash paid during the year for interest	$6,582	$6,257
Cash paid during the year for taxes	$8	$—
Supplemental disclosure of non-cash investing and financing activities
Fair value of warrants issued in connection with notes payable	$14,836	$17,672
Settlement of bridge loan in connection with convertible securities	$—	$30,416
Cash paid during the year for health insurance industry fee	$4,608	$—
Right-of-use assets obtained in exchange for lease liabilities	$—	$459

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

1. Organization and operations

Clover Health Investments, Corp., incorporated on July 17, 2014, in the state of Delaware, together with its subsidiaries (collectively, the “Corporation” or “Clover”), provides highly affordable, benefit-rich Medicare Advantage (“MA”) plans that improve care through personalized, data-driven care. The Corporation’s regulated insurance subsidiaries, Clover Insurance Company and Clover HMO of New Jersey Inc., operate Preferred Provider Organization (“PPO”) and Health Maintenance Organization (“HMO”) health plans, respectively. Medical Service Professionals of NJ, LLC houses Clover’s employed physicians and the related support staff for Clover’s in-home complex care program. Clover’s administrative functions and insurance operations are primarily operated by the Clover Health, LLC and Clover Health Labs, LLC subsidiaries.

2. Summary of significant accounting policies

Basis of presentation

The Corporation has prepared these Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differs materially from the accounting practices prescribed by various insurance regulatory authorities. The Consolidated Financial Statements include the accounts of the Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidating these financial statements.

Use of estimates

The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes.

The areas involving the most significant use of estimates are the amounts of incurred but not reported (“IBNR”) claims, recoveries from third parties for coordination of benefits, risk adjustment provisions related to Medicare contracts, and final determination of medical cost adjustment pools. Many factors can cause actual outcomes to deviate from these assumptions and estimates, such as changes in economic conditions, changes in government healthcare policy, advances in medical technology, changes in treatment patterns, and changes in average lifespan. Accordingly, the Corporation cannot determine with precision the ultimate amounts that it will pay for, or the timing of payment of actual claims, or whether the assets supporting the liabilities will grow to the level the Corporation assumes prior to payment of claims. If the Corporation’s actual experience is different from its assumptions or estimates, the Corporation’s reserves may prove inadequate. As a result, the Corporation would incur a charge to operations in the period in which it determines such a shortfall exists, which could have a material adverse effect on the Corporation’s business, results of operations, and financial condition. Other areas involving significant estimates include the valuation of investment securities, goodwill and other intangible assets, warrants, the embedded derivative related to the convertible securities, and stock-based compensation.

Segment information

The Company’s chief operating decision maker is the Chief Executive Officer. The chief operating decision maker manages operations, allocates resources, and evaluates financial performance on a company-wide basis. The Company operates in one reporting segment.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other highly liquid investments with original maturities of 90 days or less. The carrying values of these instruments approximate their respective fair value due to the short-term maturity of these investments.

At December 31, 2018 and 2019, respectively, the Corporation had cash and cash equivalents at financial institutions which are insured by the Federal Deposit Insurance Corporation (“FDIC”). At times, balances may exceed the FDIC insured limits. Management believes that credit risk related to those balances is minimal.

Investment securities

Short-term investments

Short-term investments consist of investments which the Corporation expects to convert into cash within one year, including time deposits and debt securities, which have original maturities greater than 90 days. Short-term investments are measured at their amortized cost. The carrying value of these instruments approximate their respective fair value due to the short-term maturity of these investments.

Investment securities, available-for-sale

Investment securities, which consist entirely of debt securities with fixed or determinable payments and fixed maturity dates, that the Corporation purchases with the intent and ability to sell before maturity, are classified as available-for-sale financial assets. Available-for-sale investments are measured at fair value and unrealized gains and losses, if any, are recorded in other comprehensive income, net of applicable income taxes, until realized from a sale or other-than-temporary impairment.

Investment securities, held-to-maturity

Investment securities, which consist entirely of debt securities with fixed or determinable payments and fixed maturity dates, where the Corporation has a positive intent and ability to hold to maturity, are classified as held-to-maturity financial assets. Subsequent to initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method less impairment. Unrealized holding gains or losses are not recognized.

Other than temporary impairment

The Corporation has a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers’ credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues. The Corporation considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time and extent to which the fair value has been below cost or amortized cost, (2) adverse conditions specifically to the financial condition of the issuer or related to the industry, (3) geographic area of the issuer, or the underlying collateral of a security including the current and future impact of any specific events, (4) the payment structure of the security, (5) changes in credit rating of the security by the rating agencies, (6) the volatility of the fair value changes, and (7) changes in fair value of the security after the balance sheet date and whether it is more likely than not that the Corporation will not be

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

required to sell the security until maturity or until it recovers in value. There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include (1) the risk that management’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) information or fraudulent financial statements could be provided to the Corporation’s management to determine the fair value estimates and other than temporary impairments, and (4) the risk that new information obtained by the Corporation, or changes in other facts and circumstances lead the Corporation to change its intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to operations in a future period.

For a debt security in an unrealized loss position that the Corporation has the intent to sell, or it is more likely than not that the Corporation will have to sell the debt security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to other-than-temporary impairment losses, recognized in income in the Consolidated Statements of Operations and Comprehensive Loss.

For impaired debt securities that the Corporation does not intend to sell or it is more likely than not that it will not have to sell such securities, but the Corporation expects that it will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized in other-than temporary impairment losses, recognized in income in the Consolidated Statements of Operations and Comprehensive Loss, and the non-credit component of the other-than-temporary impairment is recognized in other comprehensive income.

Expected cash flows to be received are evaluated as compared to amortized cost to determine if a credit loss has occurred. The amount of the credit loss component of the security is estimated as the difference between the amortized cost and the present value of the expected cash flows of the security. In developing the expected recovery analysis for debt securities, the Corporation reviews business prospects, credit ratings and available information from asset managers and rating agencies for individual securities. The present value is determined using the best estimate of future cash flows discounted at the implicit interest rate at the date of purchase. For the years ended December 31, 2018 and 2019, respectively, there has been no impairment loss reported.

Allowance for uncollectible receivables

The Company assesses outstanding receivables at each period for collection risk. The majority of collections are from the Center for Medicare and Medicaid Services (“CMS”), an United States government entity that presents very limited credit risk.

Investment income, net

Investment income includes interest and dividends received or accrued on investments. Investment income is reported as earned and is presented net of related investment expenses. Realized gains or losses are recognized based on the specific identification method. Purchases and sales are recorded on a trade-date basis.

Fair value measurements

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date. Fair value measurements are not adjusted for transaction costs.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

To determine the fair value of its investments, the Corporation utilizes third-party valuation service providers to gather, analyze and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, currency rates and other market observable information, as applicable. The valuation models consider, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector and, when applicable, collateral quality and other issue or issuer specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs are those that market participants operating within the same marketplace as the Corporation would use in pricing the Corporation’s assets or liabilities based on independently derived and observable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those of the Corporation are traded.

The fair value hierarchy includes three levels of inputs based on the degree to which the exit price is independently observable or determinable that may be used to measure fair value as described below:

Level 1—Valuations are based on quoted (unadjusted) market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2—Valuations are based on observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3—Valuations are based on techniques that use significant inputs that are unobservable and reflect management’s best estimate of what market participants would use when pricing the asset or liability, including assumptions about risk. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made under circumstances in which there is little, if any, market activity for the asset or liability. The Corporation’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Corporation considers factors specific to the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair values of actively traded investments securities are based on quoted market prices. Fair values of other investment securities are based on quoted market prices of identical or similar securities or based on observable inputs, like interest rates generally using a market valuation approach, or, less frequently, an income valuation

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

approach, and are generally classified as Level 2. Clover obtains at least one price for each security from a third-party pricing service. These prices are generally derived from recently reported trades for identical or similar securities, including adjustments through the reporting date based upon observable market information. When quoted prices are not available, the third-party pricing service may use quoted market prices of comparable securities or a discounted cash flow analysis, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include benchmark yields, reported trades, credit spreads, broker quotes, default rates, and prepayment speeds.

Fair values of warrants and derivative liabilities related to convertible securities are estimated using a probability-weighted expected return method, where the values of various instruments are estimated based on an analysis of future values for the Corporation, assuming various future outcomes. The resulting instruments’ values are based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the Corporation, as well as the economic benefits attributable to each class of instruments. The expected future investment returns are estimated using a variety of methodologies, including both the market approach and the income approach, where an observable quoted market does not exist, and are generally classified as Level 3. Such methodologies include reviewing values ascribed to the most recent financing by the Corporation, comparing the subject instrument with similar instruments of publicly traded companies in similar lines of business, and reviewing the underlying financial performance of the Corporation and subject instrument, including estimating discounted cash flows. To estimate the fair value attributable to the derivative liabilities, the with and without approach is used. An evaluation of multiple scenarios for future payoffs for the underlying convertible securities is performed using option pricing models, and probability-weighted average value indications are used to arrive at the estimated fair values.

Concentrations of credit risk

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are held with financial institutions of high quality. Balances may exceed the amount of insurance provided on such balances.

The ceding of insurance does not legally discharge the Corporation from its primary liability for the full amount of the policy coverage, and therefore the Corporation will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. To minimize exposure to significant losses from reinsurance insolvencies, the Corporation evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.

Acquisition Costs

Acquisition costs that vary with and are directly related to the acquisition of new and renewal business, including commissions, are deferred and subsequently amortized. Deferred acquisition costs are recorded as other assets on the Consolidated Balance Sheets and are amortized over the estimated life of the contracts. The amortization of deferred acquisition costs is recorded in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss.

To the extent that a premium deficiency is identified after writing down unamortized deferred acquisition costs, a liability for premium deficiency reserve is established and reported on the Consolidated Balance Sheets.

Property and equipment, net

Property and equipment, net is reported at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which are generally three to

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

seven years. Leasehold improvements are amortized over the shorter of the remaining lease term or estimated useful life of the leasehold improvement. Repairs and maintenance costs are expensed as incurred. Costs related to the development of internal-use software that do not meet capitalization criteria are expensed as incurred. Gains and losses on sales or disposals of property and equipment are included in operating costs.

Property and equipment is reviewed for impairment periodically whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Losses are recognized in operations when the undiscounted future cash flows expected to result from the use of the asset are less than its carrying value. An impairment loss is recognized based on the excess of the carrying value over the fair value of the asset.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. A component is considered a reporting unit if the component constitutes a business for which discrete financial information is available that is regularly reviewed by management. Management aggregates components into one reporting unit if they have similar economic characteristics.

Goodwill is assigned to the reporting units that are expected to benefit from the specific synergies of the business combination. Management uses a two-step process to review goodwill for impairment to determine both the existence and amount of goodwill impairment, if any. Impairment tests are performed, at a minimum, in the fourth quarter of each year. Management uses the future discounted cash flows valuation approach to determine the fair value of reporting units and determines whether the fair value of reporting units exceeded its carrying amounts. If the fair value is less than the carrying amount, management allocates the fair value of the reporting units to the assets and liabilities with the unallocated fair value representing an implied fair value of goodwill which is then compared to the carrying amount of goodwill. The impairment review requires management to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates and discount rates. There was no impairment of goodwill during the year ended December 31, 2019.

Other intangible assets arising from business combinations are initially recognized at fair value at the date of acquisition. Other intangible assets with indefinite useful lives are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the assets may be impaired. The annual impairment test for indefinite-lived intangible assets may be completed through a qualitative assessment to determine if the fair value of the indefinite-lived intangible assets is more likely than not greater than the carrying amount. The Corporation may elect to bypass the qualitative assessment, or if a qualitative assessment indicates it is more likely than not that the estimated carrying value exceeds the fair value, the Corporation will test for impairment using a quantitative process. If the Corporation determines that impairment of its intangible assets may exist, the amount of impairment loss is measured as the excess of carrying value over fair value. The estimates in the determination of the fair value of indefinite-lived intangible assets include the anticipated future revenues of the Corporation and the resulting cash flows. As of December 31, 2018, and 2019, respectively, there were no circumstances that indicate that the carrying amount of intangible assets deemed to have an indefinite useful life may not be recoverable.

Reinsurance

In the normal course of business, the Corporation seeks to reduce losses by reinsuring certain levels of risk in areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

estimated in a manner consistent with the claim liability associated with the reinsured policy. To minimize exposure to losses related to a reinsurer’s inability to pay, the financial condition of such reinsurer is evaluated initially upon placement of the reinsurance and periodically thereafter. In addition to considering the financial condition of a reinsurer, the collectability of the reinsurance recoverable is evaluated based upon a number of factors. Such factors include if the balance is subject to legal collection, the amounts outstanding, length of collection periods, disputes, any collateral or letters of credit held and other relevant factors. To the extent that an allowance for uncollectible reinsurance recoverable is established, amounts deemed to be uncollectible would be written off against the allowance for estimated uncollectible reinsurance recoverable. The Corporation had no allowances for uncollectible reinsurance recoverable as of December 31, 2018 and 2019, respectively. Amounts recoverable from reinsurers are estimated in a manner consistent with the liability associated with the reinsured business and consistent with the terms of the underlying contracts. Although reinsurance agreements contractually obligate reinsurers to reimburse the Corporation for their share of losses, they do not discharge the primary liability of the Corporation. The Corporation remains liable for unpaid claims and claims adjustment expenses associated with ceded insured risks in the event the assuming reinsurers fail to meet their contractual obligations. The costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contracts.

Unpaid claims

Unpaid claims and unpaid claims adjustment expenses include reported claims and IBNR, as well as the estimated expense of processing these claims. Management develops an estimate for IBNR using actuarial methodologies and assumptions, primarily based upon historical claim experience.

Although there is considerable variability in such estimates, management believes that the unpaid claims and unpaid claims adjustment expense liability is adequate and represents management’s best estimate of the ultimate cost of all reported and unreported claims incurred through the balance sheet date. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Changes in estimates are reflected in current consolidated operating results.

Liabilities for both reported claims and IBNR not yet processed through the Corporation’s systems are determined in the aggregate, employing actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. Actuarial Standards of Practice require that the claim liabilities be appropriate under moderately adverse circumstances. Clover determines the amount of the liability for incurred but not paid claims by following a detailed actuarial process that uses both historical claim payment patterns as well as emerging medical cost trends to project the best estimate of claim liabilities. Under this process, historical paid claims data is formatted into “claim triangles,” which compare claim incurred dates to the dates of claim payments. This information is analyzed to create “completion factors” that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the period-end date to estimate the ultimate claim expense incurred for the period. Actuarial estimates of incurred but not paid claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims. The Corporation reserving practice is to consistently recognize an actuarial best estimate inclusive of a provision for moderately adverse conditions. This provision is reported as part of incurred claims.

Medical Claim Expense

The Company recognizes the cost of medical claims in the period in which services are provided, including an estimate of the cost of medical claims incurred but not reported (“IBNR”). Medical claim expense reported in the Consolidated Statements of Operations and Comprehensive Loss includes direct medical expenses.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Direct medical expenses include amounts paid or payable to hospitals, physicians, pharmacy benefit managers, providers of ancillary services, mandatory supplemental benefits, and is inclusive of the medical expense related to the Company’s employed clinicians providing inhome care. Recorded direct medical expenses are reduced by the amount of pharmacy rebates earned, which are estimated based on historical utilization of specific pharmaceuticals, current utilization and contract terms. Pharmacy rebates earned but not yet received from pharmaceutical manufacturers are included in healthcare receivable in the Consolidated Balance Sheets. Overpayments to providers are recognized as a contra medical expense and reported as other receivables in the Consolidated Balance Sheets.

Premium deficiency reserve

A liability for premium deficiency reserve is an actuarial estimate for anticipated losses on the Corporation’s Medicare Advantage and Medicare Advantage Part D (“MAPD”) business.

Management reassesses the profitability of contracts for providing insurance coverage to members when operating results or forecasts indicate probable future losses. Management establishes a premium deficiency reserve in current operations to the extent that the sum of expected future costs, claim adjustment expenses, and maintenance costs exceeds related future premiums under contracts without consideration of investment income.

For purposes of calculating premium deficiency reserves, management groups contracts in a manner consistent with the method of acquiring, servicing, and measuring the profitability of such contracts.

Losses recognized as a premium deficiency are recorded in the period in which such losses were identified and reflected in the Consolidated Statements of Operations and Comprehensive Loss. Losses recognized as a premium deficiency result in a beneficial effect in subsequent periods as operating losses under these contracts are charged to the liability previously established.

The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010 (the “Health Care Reform Law”) enacted significant reforms to various aspects of the U.S. health insurance industry. As part of the Health Care Reform Law insurance industry assessments were established, including an annual health insurance industry fee (“HIF”), which became effective in 2014. The HIF was applicable in 2018, suspended in 2019, and will resume for calendar year 2020. The HIF is not deductible for income tax purposes. The 2019 premium deficiency reserve is inclusive of the HIF. The Corporation estimates a liability for the HIF and records it in full once qualifying insurance coverage is provided in the applicable calendar year in which the fee is payable, with a corresponding deferred cost that is amortized ratably to expense over the same calendar year. The deferred cost is recorded in other assets on the Consolidated Balance Sheets. The Corporation paid the federal government approximately $4.6 million for the HIF in 2018, reflected in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss.

Notes and securities payable

Debt issuance costs

Costs incurred in connection with Corporation’s debt financings are capitalized and amortized to interest expense over the life of the related debt using the effective interest method. Debt issuance costs are presented as a direct deduction from the carrying amount of the related debt liability, consistent with the presentation of debt discounts. As of December 31, 2018 and 2019, unamortized debt issuance costs of approximately $0.2 million and $0.1 million, respectively, are netted against the notes and securities payable on the Consolidated Balance

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Sheets. Total interest expense for debt issuance costs is approximately $0.1 million and $0.1 million, for the years ended December 31, 2018 and 2019, respectively. Separately, as the carrying amount of the convertible securities was $0 at issuance, the respective debt issuance costs of approximately $0.4 million were expensed on the Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2019.

Non-convertible notes

The Corporation records the non-convertible notes at carrying value, net of discounts on the Consolidated Balance Sheets.

Convertible securities

The Corporation accounts for convertible securities in accordance with the accounting guidance for debt with conversion and other options, after determining whether embedded conversion options should be bifurcated from their host instruments.

Conversion options that are not bifurcated as a derivative and not accounted for as a separate equity component are evaluated to determine whether they are beneficial to the investor at inception, a beneficial conversion feature (“BCF”), or may become beneficial in the future due to potential adjustments. A BCF is defined as a nondetachable conversion feature that is in the money at the commitment date and the applicable accounting guidance requires recognition of the conversion option’s intrinsic value in equity, with an offsetting reduction to the carrying amount of the instrument. The Corporation accretes the resulting discount using the effective interest method over the life of the instrument.

The Corporation records, as applicable, discounts to convertible securities for the intrinsic value of conversion options embedded in debt instruments. Discounts on the debt are amortized over the term of the securities, using the effective interest method.

Convertible securities are recorded at carrying value, net of discounts on the Consolidated Balance Sheets. The fair value of convertible securities is calculated for the purposes of determining the fair value of the related derivative liabilities.

Warrants payable

For warrants issued in connection with notes payable, the Corporation determines whether the warrants are considered freestanding instruments. The warrants are considered to be freestanding instruments if they meet either of the following conditions: (1) they are entered into separately and apart from any of the Corporation’s other financial instruments or equity transactions or (2) they are entered into in conjunction with some other transaction and are legally detachable and separately exercisable. The Corporation considers its warrants to be legally detachable and separately exercisable from the simultaneous notes payable transactions they were issued with, and therefore accounts for them separately.

To determine the balance sheet classification for these warrants, the Corporation evaluates whether they qualify as liabilities per the debt accounting guidance. Financial instruments that do not qualify as liabilities under the debt accounting guidance may still be classified as liabilities if they do not meet the derivative guidance requirements for equity classification. Changes in the fair value of the warrant liability are recognized as changes in fair value of warrants in the Consolidated Statements of Operations and Comprehensive Loss.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Derivative liabilities

The Corporation evaluates the embedded features of its convertible securities by applying the derivatives accounting guidance. Derivatives embedded within non-derivative instruments, such as the convertible securities, are bifurcated from the host instrument when the embedded derivative is not clearly and closely related to the host instrument. The Corporation’s embedded derivatives associated with its convertible securities are recognized as derivative liabilities and recorded at fair value.

Revenue recognition

Premiums earned, net

Premiums revenue is recognized as income in the period members are entitled to receive services, and is net of estimated uncollectible amounts, retroactive membership adjustments, and any adjustments to recognize rebates under the minimum benefit ratios required under the Health Care Reform Law. Premiums received in advance of the service period are reported as other liabilities on the Consolidated Balance Sheets and recognized as revenue when earned.

Premiums anticipated to be received within twelve months based on the documented diagnostic criteria of the Corporation’s enrollees are estimated and included in revenue for the period including the member months for which the payment is designated by the CMS.

CMS uses a risk-adjustment model which adjusts premiums paid to MA contracts, based on risk scores that are compared with the overall average risk scores for the relevant state and market pool. Generally, if a risk score is below the average risk score the Corporation is required to make a risk adjustment payment into the risk pool, and if a risk score is above the average risk score the Corporation receives a risk adjustment payment from the risk pool. Risk adjustments can have a positive or negative retroactive impact to rates. Under this model, rates paid to MA plans are based on actuarially determined bids, which include a process whereby prospective payments are based on the Corporation’s estimated cost of providing standard Medicare-covered benefits to a member with an average risk profile. That baseline payment amount is adjusted to reflect the health status of enrolled membership. Under the risk-adjustment methodology, all MA plans must collect and submit the necessary diagnosis code information to CMS within prescribed deadlines. Estimated audit settlements are recorded as a reduction of premiums revenue in the Corporation’s Consolidated Statements of Operations and Comprehensive Loss, based upon available information.

Retrospective premiums involve the evaluation of past claims experience for the purpose of determining the actual cost of providing insurance for the customer. This evaluation is performed once every year and retrospective premiums are recognized in the year earned.

MAPD revenue

Payments received from CMS and members from Clover participation in the MAPD program are determined from the Corporation’s annual bid and represent amounts for providing prescription drug insurance coverage are recognized as premium revenue for providing this insurance coverage ratably over the term of the annual contract. Such CMS payments are subject to risk sharing through risk corridor provisions. The risk corridor provisions compare costs targeted in bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to the Corporation or require the Corporation to refund to CMS a portion of the premiums received. As risk corridor provisions are considered in the overall

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

annual bid process, management estimates and recognizes an adjustment to premiums revenue related to these provisions based upon pharmacy claims experience. Management records a receivable or payable at the contract level on the Consolidated Balance Sheets.

Reinsurance and low-income cost subsidies represent funding from CMS in connection with the MAPD program for which Clover assumes no risk. Reinsurance subsidies represent funding from CMS for its portion of prescription drug costs which exceed the member’s out-of-pocket threshold, or the catastrophic coverage level. Low-income cost subsidies represent funding from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries.

Payments from CMS for reinsurance and low-income cost subsidies are based on assumptions submitted with the annual bid. A reconciliation and related settlement of CMS’s prospective subsidies against actual prescription drug costs paid is made after the end of the year. Consumer discounts of 50% on brand name prescription drugs for participants in the coverage gap are funded by CMS and pharmaceutical manufacturers. The Corporation accounts for these subsidies and discounts in other assets in the Consolidated Balance Sheets and as an operating activity in the Consolidated Statements of Cash Flows. The Corporation does not recognize premiums revenue or claim expenses for these subsidies or discounts.

Leases

Effective January 1, 2019, the Corporation adopted Accounting Standard Update (“ASU”) 2016-02, Leases Accounting Standards Codification (“ASC”) 842, as amended, using the required modified retrospective approach and utilizing the effective date as its date of initial application. Results and disclosure requirements for reporting periods after January 1, 2019 are presented in accordance with ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the historical accounting per ASC 840, Leases.

At the inception of an arrangement, the Corporation determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement including the use of an identified asset(s) and the Corporation’s control over the use of that identified asset. The Corporation does not recognize leases with a lease term of one year or less on its balance sheet. Leases with a term greater than one year are recognized on the balance sheet as right-of-use (“ROU”) assets and lease liabilities. As of December 31, 2019, the Corporation does not have any financing leases.

Lease liabilities and their corresponding ROU assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the ROU asset may be required for items such as incentives received or initial direct costs. When an option to extend the lease exists, a determination is made whether that option is reasonably certain of exercise based on economic factors present at the measurement date and as circumstances may change. As of December 31, 2019, the Corporation has not included optional extension periods in the measurement of its leases as they are not reasonably certain of exercise. The Corporation monitors its plans to renew its material leases on a quarterly basis.

Where the rates implicit in the Corporation’s leases are not readily determinable, the Corporation utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment over the lease term. Historically, the rate implicit in the leases has not been readily determinable and the appropriate incremental borrowing rate has been utilized. To estimate the appropriate incremental borrowing rate, a credit rating applicable to the Corporation is estimated using a synthetic credit rating analysis since the Corporation does not currently have a rating agency-based credit rating.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Corporation has elected to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

In determining the classification of a lease as operating or finance, ASC 842 allows for the use of judgment in determining whether the assumed lease term is for a major part of the remaining economic life of the underlying asset and whether the present value of lease payments represents substantially all of the fair value of the underlying asset. The Corporation applies the bright line thresholds referenced in the lease guidance of 75 percent to represent “a major part” and 90 percent to represent “substantially all” as allowed in ASC 842 in evaluating leases for appropriate classification. These are applied consistently to the Corporation’s entire portfolio of leases.

Stock-based compensation

The Corporation accounts for all stock-based payment awards granted to employees and non-employees as stock-based compensation expense at fair value. The Corporation’s stock-based payments include stock options and grants of common stock, including common stock subject to vesting. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on a straight-line basis. The measurement date for non-employee awards is the date of grant without changes in the fair value of the award. Stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Stock-based compensation expense is classified in the accompanying Consolidated Statements of Operations and Comprehensive Loss in salaries and benefits. The Corporation recognizes stock-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Corporation is a private entity and lacks entity-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Corporation’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Corporation has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

For warrants issued to non-employees as payments for services, the Corporation considers the warrants to be in scope of stock-based compensation guidance to non-employees. To determine whether the warrants should be classified as liabilities or equity awards, the Corporation evaluates the criteria for debt accounting guidance because share-based payments classified as liabilities under this guidance would also be classified as liabilities under the stock-based accounting guidance. As these warrants do not meet any of the criteria to be accounted for as debt, they are classified as equity awards. On the grant date, these warrants are measured by estimating the fair value of the equity instruments to be issued. Stock-based compensation expense is recorded for the vested portion of the warrants.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Comprehensive income

Comprehensive income is a measurement of certain changes in stockholders’ deficit that results from transactions and other economic events other than transactions with the stockholders. The cumulative amount of these changes is reported on the Consolidated Balance Sheets.

Contingent liabilities

The Corporation accounts for its contingent liabilities in accordance with the contingencies accounting guidance. A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Federal income taxes

The Corporation recognizes an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the Consolidated Financial Statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The Corporation also recognizes the future tax benefits such as net operating and capital loss carryforwards as deferred tax assets. A valuation allowance is provided against these deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Future years’ tax expense may be increased or decreased by adjustments to the valuation allowance or to the estimated accrual for income taxes. Deferred tax assets and deferred tax liabilities are further adjusted for changes in the enacted tax rates. As of December 31, 2018 and 2019, respectively, sufficient doubt existed over the Corporation’s ability to generate sufficient taxable income to realize its deferred income tax assets, and accordingly, the Corporation has provided a full valuation allowance against its deferred tax assets.

The Corporation records tax benefits when it is more likely than not that the tax return position taken with respect to a particular transaction will be sustained. A liability, if recorded, is not considered resolved until the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired, or the tax position is ultimately settled through examination, negotiation, or litigation. The Corporation did not have any uncertain tax positions during the years ended December 31, 2018 and 2019, respectively. The Corporation classifies interest and penalties associated with uncertain tax positions in its provision for income taxes. The Corporation did not incur or record any interest and penalties related to uncertain tax positions as of or during, the years ended December 31, 2018 and 2019, respectively.

General and administrative expenses

General and administrative expenses include professional service fees, outside legal, tax and accounting service fees, insurance, software application and system expenses, advertising and marketing, lease and occupancy costs and other overhead costs. General and administrative expenses also include claim adjudication and processing costs.

Net loss per share

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options, convertible preferred stock and warrants to purchase shares of convertible preferred stock are considered potential dilutive common shares.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, such losses are not allocated to such participating securities.

In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2018 and 2019.

Recently issued accounting pronouncements

Recently adopted accounting pronouncements

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) as modified by subsequently issued ASU’s 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09). ASU 2014-09 superseded existing revenue recognition standards with a single model unless those contracts are within the scope of other standards (e.g., an insurance entity’s insurance contracts). The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Adoption of ASU 2014-09 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Leases

In February 2016, the FASB issued ASU 2016-02, ASC 842, as amended, which superseded the lease accounting requirements in ASC 840 and created ASC 842. The Corporation elected to early adopt ASC 842, using the required modified retrospective approach and utilizing the effective date of January 1, 2019 as its date of initial application. As a result, prior periods are presented in accordance with the previous guidance in ASC 840.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The Corporation elected the short-term lease expedient for leases with a term of one year or less, which permits a lessee to not recognize lease assets and lease liabilities for those leases. Lessees continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance. In addition, the Corporation elected to utilize the package of practical expedients which allowed it to not reassess the following: (i) whether any expired or existing contracts contained leases; (ii) the lease classification for any expired or existing leases; and (iii) the treatment of initial direct costs for any existing leases.

In transition, the Corporation elected to utilize the remaining lease term of its leases, as of the effective date, in determining the appropriate incremental borrowing rate. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Variable lease costs are expensed as incurred as an operating expense.

The adoption of this standard resulted in the recognition of operating lease ROU assets of approximately $14.3 million and lease liabilities of approximately $17.4 million, on the Corporation’s Consolidated Balance Sheets at adoption relating to its office leases in New Jersey and San Francisco. The difference between the ROU assets and lease liabilities was due to previously recorded net deferred rent liabilities and incentives that were de-recognized and reclassified into the ROU assets. The adoption of ASU 2016-02 did not have a material impact on the Corporation’s liquidity or the Consolidated Statements of Operations and Comprehensive Loss.

Statement of cash flows

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified. ASU 2016-15 is effective for nonpublic entities in fiscal years beginning after December 15, 2018. Adoption of ASU 2016-15 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Restricted cash

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 is intended to clarify how entities present restricted cash in the statement of cash flows. The guidance requires entities to show the changes in the total of cash and cash equivalents and restricted cash in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash in the statement of cash flows. When cash and cash equivalents and restricted cash are presented in more than one line-item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. ASU 2016-18 is effective for nonpublic entities in fiscal years beginning after December 15, 2018, and is to be applied retrospectively. The Corporation adopted ASC 2016-18 effective January 1, 2019. Adoption of ASU 2016-18 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Stock-based compensation

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 clarifies which changes to the terms or conditions of a share-based payment award must be accounted for as modifications. An entity should apply modification accounting if the

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

fair value, vesting conditions or classification of the award (as an equity instrument or liability instrument) changes as a result of the change in terms or conditions of the award. The new standard was early adopted by the Corporation on January 1, 2018, on a prospective basis. The adoption of ASU 2017-09 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Reporting comprehensive income

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows entities to make an election to reclassify from accumulated other comprehensive income to retained earnings the stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017. This ASU is effective for nonpublic entities in fiscal years beginning after December 15, 2018. Early adoption is permitted. The Corporation elected to early adopt ASU 2018-02 on July 1, 2018. Adoption of ASU 2018-02 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Nonemployee share-based payments

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting. This ASU expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). This ASU also includes nonpublic entity-specific amendments for calculated value and intrinsic value. For nonpublic entities, ASU 2018-07 is effective for nonpublic entities in fiscal years beginning after December 15, 2019. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The new standard was early adopted by the Corporation on January 1, 2018. Adoption of ASU 2018-07 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Accounting pronouncements effective in future periods

Credit losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was subsequently modified by several ASUs issued in 2018 and 2019. This standard introduces a new current expected credit loss (“CECL”) model for measuring expected credit losses for certain types of financial instruments measured at amortized cost and replaces the incurred loss model. The CECL model requires an entity to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount the entity expects to collect over the instrument’s contractual life after consideration of historical experience, current conditions, and reasonable and supportable forecasts. This standard also introduces targeted changes to the available-for-sale debt securities impairment model. It eliminates the concept of other-than-temporary impairment and requires an entity to determine whether any impairment is the result of a credit loss or other factors. ASU 2016-13 is effective for nonpublic entities in fiscal years beginning after December 15, 2022. Early adoption is permitted. The Corporation is currently evaluating the impact of ASU 2016-13 on the Consolidated Financial Statements.

Goodwill and other intangible assets

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update removes Step 2 of the goodwill impairment test under current

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

guidance, which requires a hypothetical purchase price allocation. The new guidance requires an impairment charge to be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Upon adoption, the guidance is to be applied prospectively. ASU 2017-04 is effective for nonpublic entities in fiscal years beginning after December 15, 2021, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Corporation is currently evaluating the impact of the adoption of ASU 2017-04 on the Consolidated Financial Statements.

Fair value measurements

In August 2018, the FASB issued ASU 2018-13, Changes to Disclosure Requirements for Fair Value Measurements, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for all entities in fiscal years beginning after December 15, 2019. The Corporation is currently evaluating the impact of ASU 2018-13 on the Consolidated Financial Statements.

Income taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 remove certain exceptions to the general principles in ASC Topic 740. The amendments also clarify and amend existing guidance to improve consistent application. The amendments are effective for nonpublic entities in fiscal years beginning after December 15, 2021, with early adoption permitted. The transition method (retrospective, modified retrospective, or prospective basis) related to the amendments depends on the applicable guidance, and all amendments for which there is no transition guidance specified are to be applied on a prospective basis. The Corporation is currently evaluating the impact of ASU 2019-12 on the Consolidated Financial Statements.

3. Investment securities

The carrying value and fair value of investment securities are as follows:

December 31, 2018	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)
Investment securities, held-to-maturity:
U.S. government and government agencies	$7,919	$8	$(15)	$7,912

Obligations of government-sponsored entities	1,996	—	(4)	1,992

Investment securities, available-for-sale:
U.S. government and government agencies	—	—	—	—

Total investment securities	$9,915	$8	$(19)	$9,904

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

December 31, 2019	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)
Investment securities, held-to-maturity:
U.S. government and government agencies	$663	$22	$—	$685

Investment securities, available-for-sale:
U.S. government and government agencies	56,382	46	—	56,428

Total investment securities	$57,045	$68	$—	$57,113

The amortized cost and fair value of debt securities at December 31, 2019, by contractual maturity, are shown below:

	Held-to-maturity		Available-for-sale
December 31, 2019	Amortized cost	Fair value	Amortized cost	Fair value
	(in thousands)
Due within one year	$—	$—	$—	$—
Due after one year through five years	553	561	56,382	56,428
Due after five years through ten years	—	—	—	—
Due after ten years	110	124	—	—

Total	$663	$685	$56,382	$56,428

For the years ended December 31, 2018 and 2019, respectively, net investment income was derived from the following sources:

December 31,	2018	2019
	(in thousands)
Cash and cash equivalents	$194	$1,249
Short-term investments	94	2,904
Investment securities	772	386

Net investment income	$1,060	$4,539

The Corporation has a process in place to identify securities that could potentially have an impairment that is other-than-temporary. This process involves monitoring market events that could impact issuers’ credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

There were no investment securities in an unrealized loss position as of December 31, 2019. Gross unrealized losses and fair values aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows at December 31, 2018:

	Less than 12 months		Greater than 12 months		Total
December 31, 2018	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
	(in thousands, except number of positions)
U.S. government and government agencies	$4,527	$(9)	$298	$(6)	$4,825	$(15)
Obligations of government-sponsored entities	1,992	(4)	—	—	1,992	(4)

Total	$6,519	$(13)	$298	$(6)	$6,817	$(19)

Number of positions	10		1		11

As of December 31, 2018 and 2019, all securities were investment grade, with credit ratings of AA+ or higher by S&P. Unrealized losses on investment grade securities are principally related to changes in interest rates or changes in issuer or sector related credit spreads since the securities were acquired.

The gross unrealized investment losses as of December 31, 2018, were deemed to be temporary, based on, among other things:

•	the duration of time and the relative magnitude to which fair values of these investments have been below their amortized cost was not indicative of an other-than-temporary impairment (“OTTI”) loss;

•	the absence of compelling evidence that would cause the Corporation to call into question the financial condition or near-term prospects of the issuer of the investment; and

•	the Corporation’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The Corporation may ultimately record a realized loss after having originally concluded that the decline in value was temporary. Risks and uncertainties are inherent in the methodology the Corporation uses to assess other-than-temporary declines in value. Risks and uncertainties could include, but are not limited to, incorrect assumptions about financial condition, liquidity or future prospects, inadequacy of any underlying collateral, and unfavorable changes in economic conditions or social trends, interest rates or credit ratings.

Proceeds from sales and maturities of investment securities and related gross capital realized capital gains (losses) included within net investment income were as follows for the years ended December 31, 2018 and 2019, respectively:

December 31,	2018	2019
	(in thousands)
Proceeds from sales of investment securities	$71,931	$269,205
Proceeds from maturities of investment securities	36,796	55,635

Gross realized capital gains	$—	$114
Gross realized capital losses	(235)	(3)

Net realized capital gains (losses)	$(235)	$111

As of December 31, 2018 and 2019, the Corporation had $3.7 million and $3.7 million, respectively, in deposits with various states and regulatory bodies.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

4. Fair value measurements

The following table presents a summary of fair value measurements for items that are measured at fair value on a recurring basis as of December 31, 2018 and 2019, respectively:

December 31, 2018	Level 1	Level 2	Level 3	Total fair value
	(in thousands)
Warrants payable	$—	$—	$14,836	$14,836

Total liabilities at fair value	$—	$—	$14,836	$14,836

December 31, 2019	Level 1	Level 2	Level 3	Total fair value
	(in thousands)
U.S. government and government agencies	$—	$56,428	$—	$56,428

Total assets at fair value	$—	$56,428	$—	$56,428

Derivative liabilities		—	138,561	138,561
Warrants payable		—	17,672	17,672

Total liabilities at fair value	$—	$—	$156,233	$156,233

See Note 12 “Notes and securities payable”, Note 13 “Warrants payable”, and Note 14 “Derivative liabilities” for additional information regarding liabilities.

The fair value of convertible securities is based on level 3 inputs. The estimated fair value of the convertible securities was $251.9 million at December 31, 2019. The significant unobservable inputs used in the Black-Scholes model to measure the convertible securities and derivative liabilities as of December 31, 2019, are as follows (the stock price and strike price are presented in thousands):

December 31, 2019	Convertible securities	Derivative liabilities
Beginning stock price (total value)	$305,132 - $357,802	$305,132 - $357,802
Strike price (total value)	$462,012 - $531,315	$462,012 - $965,184
Expected volatility	45% - 49%	45% - 49%
Expected term	2-3 years	2-3 years
Risk-free interest rate	1.58% - 1.62%	1.58% - 1.62%
Discount factor	15%	15%

The stock price and strike price were used in multiple scenarios as part of the with and without approach to determine the fair value of convertible securities and the derivative liabilities were calculated on a total value basis. The stock price was calculated as the product of (i) the estimated number of conversion shares under the scenarios and (ii) the value per Series D preferred share at the valuation date. The strike price was equal to the effective value received by the holder upon the conversion of the convertible securities under the scenarios, calculated as the product of (i) principal and accrued interest at the conversion date and (ii) 1 / discount factor.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The significant unobservable inputs used in the Black-Scholes model to measure the warrants payable that are categorized within Level 3 of the fair value hierarchy, as of the years ended December 31, 2018 and December 31, 2019, respectively, are as follows:

December 31, 2018	Preferred stock purchase warrants	Common stock purchase warrants
Beginning stock price	$9.14	$5.70
Strike price	$17.2749	$1.04219
Expected volatility	36.3% - 40.8%	78.2% - 83.1%
Expected term	2-3 years	2-3 years
Risk-free interest rate	2.46% - 2.48%	2.46% - 2.48%
Discount factor	15%

December 31, 2019	Preferred stock purchase warrants	Common stock purchase warrants
Beginning stock price	$10.27	$7.19
Strike price	$17.2749	$1.04219
Expected volatility	45% - 49%	81.1% - 84.6%
Expected term	2-3 years	2-3 years
Risk-free interest rate	1.58% - 1.62%	1.58% - 1.62%
Discount factor	15%

The changes in balances of Level 3 financial liabilities during 2018 and 2019, respectively, were as follows:

December 31, 2018	Warrants payable
Beginning balance	$6,708
Total realized losses	8,128

Ending balance	$14,836

December 31, 2019	Convertible securities	Derivative liabilities	Warrants payable	Total
	(in thousands)
Beginning balance	$—	$—	$14,836	$14,836
Issuances	237,362	—	—	237,362
Total realized losses	14,523	138,561	2,836	155,920

Ending balance	$251,885	$138,561	$17,672	$408,118

There were no transfers in and out of Level 3 financial assets or liabilities during the years ended December 31, 2018 or 2019, respectively.

5. Acquisition

On February 28, 2019, the Corporation entered into a securities purchase agreement with Censeo Health, LLC to acquire 100% of the outstanding equity interests of Principium Health, LLC (“Principium”) and Medical Service Professionals of NJ, LLC (“MSPNJ”), providers of in-home chronic care management services, for a total purchase price of approximately $1.4 million. The goodwill resulting from the transaction that was recorded by the Corporation was approximately $1.2 million.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

6. Healthcare receivables

Included within healthcare receivables are pharmaceutical rebates which are accrued as they are earned and estimated based on contracted rebate rates, eligible amounts submitted to the manufacturers by the Corporation’s pharmacy manager, pharmacy utilization volume and historical collection patterns. As of December 31, 2018 and 2019, the Corporation recognized rebate receivables of approximately $10.9 million and $17.5 million, respectively. In addition to pharmaceutical rebates, Medicare Part D settlement receivables, member premium receivables and other CMS receivables included in the balance totaled $0.4 million and $8.3 million at December 31, 2018 and December 31, 2019, respectively.

7. Related party transactions

Related party agreements

The Corporation has various contracts with IJKG Opco LLC (d/b/a CarePoint Health—Bayonne Medical Center), Hudson Hospital Opco LLC (d/b/a CarePoint Health—Christ Hospital) and Hoboken University Medical Center (“HUMC”) Opco LLC (d/b/a CarePoint Health—Hoboken University Medical Center), which collectively do business as the CarePoint Health System (“CarePoint Health”) and are in-network Clover providers in New Jersey. CarePoint Health is ultimately held and controlled by Mr. Vivek Garipalli, the Chief Executive Officer and stockholder of the Corporation. The Corporation has entered into contracts, similar to those with many of its other hospitals, with CarePoint Health for the provision of inpatient and hospital-based outpatient services. Expenses and fees incurred related to these contracts, recorded in net medical claims incurred, were $12.6 million and $9.7 million for the years ended December 31, 2018 and 2019, respectively.

Securities payable to related parties

The Corporation has entered into various securities payable with certain related parties as further discussed in Note 12 “Notes and securities payable”.

Reinsurance contract with related party

The Corporation had entered into a reinsurance contract with its stockholder, Hudson Structured Capital Management (“HSCM”), to provide quota share reinsurance through a Horseshoe Re Limited (“Horseshoe”) collateralized segregated account cell in 2018, in order to transfer insurance risk from the Corporation to Horseshoe. The details of the Horseshoe contract are further discussed in Note 11 “Reinsurance”.

8. Property and equipment, net

Property and equipment, net consists of the following:

December 31,	2018	2019
	(in thousands)
Leasehold improvements	$3,884	$3,088
Office furniture and fixtures	29	29
Equipment	35	104

	3,948	3,221
Less: accumulated depreciation and amortization	(737)	(1,281)

Property and equipment, net	$3,211	$1,940

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The Corporation recognized a $0.8 million net loss on disposal of property and equipment in 2018 due to the write-off of certain leasehold improvements. See Note 16 “Leases” for further detail.

Depreciation and amortization expense recorded by the Corporation was approximately $0.5 million and $0.6 million for the years ended December 31, 2018 and 2019, respectively.

9. Goodwill and other intangible assets

Other intangible assets were $3.0 million and $3.0 million as of December 31, 2018 and 2019, respectively. The other intangible assets consist of licenses with indefinite useful lives that are related to Certificates of Operating Authority in 45 states and the District of Columbia. Goodwill was $0 million and $1.2 million as of December 31, 2018 and 2019, respectively. Intangible assets with indefinite useful lives and goodwill are not amortized but are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the assets may be impaired. As of December 31, 2018 and 2019, there were no circumstances that indicate that the carrying amount of intangible assets deemed to have an indefinite useful life may not be recoverable. No impairment was recorded during the years ended December 31, 2018 and 2019, respectively.

10. Unpaid claims

Activity in the liability for unpaid claims, including claims adjustment expenses is summarized as follows:

Year ended December 31,	2018	2019
	(in thousands)
Gross balance, beginning of year	$45,595	$54,004
Less: reinsurance recoverable, beginning of year	—	(12,344)

Net balance, beginning of year	45,595	41,660
Incurred related to:
Current year	281,892	453,423
Prior year	(2,842)	(2,778)

Total incurred	279,050	450,645
Paid related to:
Current year	240,232	376,677
Prior year	42,753	37,742

Total paid	282,985	414,419

Net balance, end of year	41,660	77,886
Plus: reinsurance recoverable, end of year	12,344	—

Gross balance, end of year	$54,004	$77,886

Unpaid claims as of December 31, 2019, were $77.9 million. As of December 31, 2019, $37.7 million has been paid for incurred claims and claims adjustment expenses attributable to insured events of prior years. The favorable development recognized in 2019 resulted from the actual experience developing differently from estimates as of December 31, 2018. Original estimates are increased or decreased, as additional information becomes known regarding individual claims. The ratio of current year medical claims paid as a percent of current year net medical claims incurred was 85.2% for 2018 and 83.1% for 2019. This ratio serves as an indicator of claims processing speed whereby claims were processed at a slightly faster rate during 2018 than in 2019.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The Corporation did not have any significant changes in methodologies or assumptions used in the calculation of the liability for unpaid claims or claims adjustment expenses.

The Corporation uses a variety of standard actuarial techniques to establish unpaid claims reserves. Management estimates are supported by the Corporation’s annual actuarial analysis. The Corporation utilized an in-house actuary to review the adequacy of unpaid claim and unpaid claim adjustment expense reserves. Management believes that the current reserves are adequate based on the available information. The estimation of claim costs is inherently difficult and requires significant judgement. The estimation has considerable inherent variability can vary significantly depending upon several factors, including medical cost trends and claim payment patterns, general economic conditions and regulatory changes. Only time and the eventual resolution of each claim will determine whether the claim reserves will ultimately prove to be adequate.

The following is information about incurred and paid claims development for medical claims, as well as cumulative claim frequency and the total of incurred but not reported liabilities as of December 31, 2018 and 2019, respectively.

Cumulative incurred claims for the years ended December 31,
(in thousands)				(in thousands, except for number of reported claims)
Incurred year	2017*	2018*	2019	IBNR plus expected development on reported claims	Number of reported claims
2017	$373,441	$370,599	$368,390	$48	801,588
2018		281,892	281,323	1,092	954,764
2019			453,423	76,746	1,124,526

Total	$373,441	$652,491	$1,103,136	$77,886	2,880,878

Cumulative net paid claims through December 31,
(in thousands)
Paid year	2017*	2018*	2019
Incurred year
2017	$327,846	$370,599	$368,342
2018		240,232	280,231
2019			376,677

Total	$327,846	$610,831	$1,025,250

*	Unaudited supplemental information

The reconciliation of net incurred and paid claims development tables to unpaid claims and claims adjustment expenses on the Consolidated Balance Sheets is as follows:

December 31, 2019
(in thousands)
Cumulative incurred claims, net	$1,103,136
Less: cumulative paid claims, net	(1,025,250)

Net unpaid claims, including claims adjustment expenses	$77,886

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The time value of money is not taken into account for the purposes of calculating the liability for unpaid claims.

The Corporation counts a claim when either a claim or claim adjustment expense amount has been paid, or at any period end, when the Corporation has recorded a medical unpaid claim reserve. The cumulative number of reported claims for each claim year has been developed using historical data captured by claim systems. As such, the cumulative number of reported claims may not be comparable to similar measures reported by other companies.

11. Reinsurance

Effective April 1, 2018, through December 31, 2018, the Corporation entered into a quota share reinsurance agreement with Horseshoe to reinsure 25% of the Corporation’s net liability, remaining after cessions, if any, on policies classified by the Corporation as MA and MAPD business, with a limit of $10 million in excess of the ceded net written premium, less: (1) ceding commission and federal excise tax thereon; (2) profit commission, if any; (3) brokerage; and (4) allocated fees incurred in establishing a trust account. Horseshoe was not assigned a rating and underwrote fully collateralized transactions. For the year ended December 31, 2018, premiums earned and claims incurred included $64.0 million and $63.0 million, respectively, of ceded amounts related to Horseshoe. As of December 31, 2018, reinsurance recoverable included $63.0 million related to Horseshoe.

Effective January 1, 2018, the Corporation entered into a specific excess loss reinsurance agreement with PartnerRe America Insurance Company (“PartnerRe”), to reinsure liabilities in excess of approximately $0.4 million and $0.5 million per covered person per agreement term for the years ended December 31, 2018 and 2019, respectively.

The effects of the reinsurance agreements on the accompanying Consolidated Financial Statements for the years ended December 31, 2018 and 2019, respectively, are as follows:

December 31,	2018	2019
	(in thousands)
Premiums earned, gross	$353,918	$457,758
Premiums earned, ceded	(67,403)	(832)

Net premiums earned	$286,515	$456,926

December 31,	2018	2019
	(in thousands)
Claims incurred, gross	$343,529	$452,261
Claims incurred, ceded	(64,479)	(1,616)

Net medical claims incurred	$279,050	$450,645

Reinsurance recoverable and reinsurance premium payable as of December 31, 2018 and 2019, respectively, were comprised of the following:

December 31,	2018	2019
	(in thousands)
Reinsurance recoverable on paid claims	$51,747	$481
Reinsurance recoverable on unpaid claims	12,344	—
Reinsurance premium payable	(64,414)	—

Reinsurance recoverable (payable), net	$(323)	$481

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Reinsurance recoverable represents the portion of paid claims and unpaid claims that are covered by reinsurance. Amounts recoverable from reinsurers are estimated in a manner consistent with the methods used to determine unpaid claims as detailed in Note 2 “Summary of significant accounting policies”.

Clover acquired certain policies and related reinsurance agreements with the purchase of stock of Union Life Labor Insurance Company (“Ullico”) in April 2016. Ullico originally underwrote those policies which are primarily life policies and annuity contracts, prior to entering “run-off”. All of the underwriting risk related to those policies and contracts has been ceded to third party reinsurers. A large portion of these cessions are in the form of 100% coinsurance where, in addition to the underwriting risk, administrative responsibilities, including premium collections and claim payments, are ceded to third party reinsurers.

Approximately $5.0 million and $5.2 million of life insurance reserves, as of December 31, 2018 and 2019, respectively, related to life insurance policies originally issued by Ullico are 100% coinsured with Southern Financial Life Insurance Company (“SFLIC”), a Louisiana domestic company, in full transfer of risk related to these policies. The life reserves are computed principally in accordance with Net Level Premium Method using mortality and persistency assumptions based upon the Corporation’s experience and industry data. Interest rate assumptions used in establishing such reserves range from less than 1% to 4.5%. Under the arrangement, SFLIC is required to hold in trust at Hancock Whitney Bank 100% of the outstanding liabilities as of the reporting date.

Approximately $1.0 million and $0.9 million of annuity reserves as of December 31, 2018 and 2019, respectively, related to annuity contracts originally issued by Ullico, are 100% ceded to Sagicor Life Insurance Company (“SLIC”), a Texas domestic company, in full transfer of risk related to these contracts. The annuity reserves are computed principally using assumptions based on the Corporation’s experience and industry data. Interest rate assumptions used in establishing such reserves range from less than 1% to 5.5%. Ceded life insurance and annuity reserves are included in other assets and gross life insurance and annuity reserves are included in other liabilities on the Consolidated Balance Sheets, respectively.

A reinsurance agreement between two entities transfers the underwriting risk and liabilities to the reinsurer while the insurer retains the contractual relationship with the ultimate insured. As such, these reinsurance agreements do not completely relieve the Corporation of its potential liability to the ultimate insured. However, given the transfer of underwriting risk, such potential liability is limited to the credit exposure which exists should the reinsurer be unable to meet its obligations under these reinsurance agreements. The Corporation evaluates its reinsurers on a regular basis including their ratings and financial conditions.

12. Notes and securities payable

Non-convertible notes

On March 21, 2017, the Corporation entered into a loan facility (the “Loan Facility) for an aggregate principal amount of $60.0 million. In March 2017, the Corporation drew down $40.0 million under the Loan Facility. The proceeds were used to pay all obligations under a $30.0 million 2015 senior secured note, and to provide additional working capital for the Corporation’s subsidiaries. The Loan Facility is secured by the assets of the Corporation. The initial obligation has a maturity date of March 1, 2022 and is subject to an interest rate of 11%, payable monthly, with the majority of principal payments commencing 36 months prior to the maturity date. In October 2017, the Corporation drew down the remaining $20.0 million under the Loan Facility. The additional obligation has a maturity date of October 1, 2022 and is subject to an interest rate of 11.25%, payable monthly, with the majority of principal payments commencing 36 months prior to the maturity date. In conjunction with the Loan Facility, the Corporation issued warrants. See Note 13 “Warrants payable” for additional information.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The Corporation capitalized approximately $0.3 million of debt issuance costs associated with the Loan Facility, which are being amortized using the effective interest method over the term of the Loan Facility.

The carrying amount of the Loan Facility was approximately $58.5 million and $49.3 million at December 31, 2018 and 2019, respectively. Amortization of debt discounts associated with the warrants and debt issuance costs was approximately $0.4 million and $0.4 million during the years ended December 31, 2018 and 2019, respectively. Interest expense was approximately $6.6 million and $6.2 million during the years ended December 31, 2018 and 2019, respectively. The effective interest rate was 11.76% and 11.77% during the years ended December 30, 2018 and 2019, respectively.

Bridge loan

In connection with the Convertible Securities Purchase Agreement (the “Convertible Agreement”) effective December 27, 2018, discussed in the “Convertible securities” section below, the Corporation entered into a series of non-convertible promissory notes agreements (“Bridge Loan”) with qualified institutional buyers for an aggregate principal amount of $30.0 million for the purpose of providing additional working capital for the Corporation’s subsidiaries. The Bridge Loan was issued to the Corporation on a bridge basis upon execution of the Convertible Agreement and accrued interest at a rate of 10%. The outstanding Bridge Loan balance at February 21, 2019, of approximately $30.4 million, inclusive of accrued interest, was settled through the issuance of convertible securities under the first tranche of the Convertible Agreement. The carrying amount of the Bridge Loan was $30.0 and $0 million at December 31, 2018 and 2019, respectively. Interest expense was approximately $0 million and $0.4 million during the years ended December 31, 2018 and 2019, respectively.

Convertible securities

On December 27, 2018, the Corporation entered into a Convertible Agreement with qualified institutional buyers, including entities affiliated with the Corporation, for an aggregate principal amount of up to $500.0 million to support the Corporation’s growth in the MA market. The convertible securities were issued during 2019 in multiple tranches and at December 31, 2019, the Corporation’s principal balance of borrowings under the Convertible Agreement was approximately $373.8 million, consisting of $343.4 million proceeds and $30.4 million related to the settlement of the Bridge Loan. The convertible securities bear interest at the increasing rates noted below which compound semi-annually, and mature April 1, 2023 (“End Date”), unless earlier converted, repurchased, or extended, as discussed below.

The interest rate and embedded feature discount factor vary based on the length of time elapsed from the issue date of the securities. The interest rates begin at 6.5% for the first twelve-month period through the first anniversary of the security issue date, increasing ratably on a semi-annual basis, to 13.5% at the third anniversary of the security issue date until the convertible securities cease to be outstanding. The embedded feature discount factors begin at 75% for the first twelve-month period through the first anniversary of the security issue date, decreasing ratably on a semi-annual basis, to 55% at the forty-two month anniversary of the security issue date until the convertible securities cease to be outstanding.

The securities issued as part of the Convertible Agreement contain the following embedded features, some of which contain components of both conversion and redemption features: mandatory conversion in a qualified public offering (“QPO”), financing conversion (security holder election), extraordinary event conversion (security holder election), end date conversion (security holder election), redemption upon default, Corporation repurchase (Corporation election), and extended end date conversion (Corporation election).

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

In the mandatory conversion in a QPO, financing conversion, and extraordinary event conversion, the outstanding principal and accrued interest will convert into capital or preferred stock, pursuant to the terms of the Convertible Agreement based on a conversion price calculated as the lesser of (i) the price per share at which the Corporation’s equity securities are issued to the public in the applicable transaction multiplied by the discount factor in effect and (ii) a price per share equal to (x) US$2.5 billion, divided by (y) the number of shares of common stock outstanding as of the closing of the applicable transaction on an as-converted, as-exercised basis as defined in the Convertible Agreement.

In the end date conversion, the outstanding principal and accrued interest will convert into shares of senior preferred stock or most recent preferred stock. Shares are calculated as principal and accrued interest divided by the applicable conversion price. Conversion price is the lowest of (i) the product obtained by multiplying (x) the lowest price per share at which the Corporation issued applicable preferred stock, by (y) the discount factor, and (ii) the lowest price per share at which the Corporation issued its most recently authorized series of preferred stock and (iii) a price per share equal to (x) US$2.5 billion, divided by (y) the number of shares of common stock outstanding as of the conversion on an as-converted, as-exercised basis as defined in the Convertible Agreement.

Upon the occurrence of any event of default, all accrued but unpaid expenses, and the principal and accrued interest will be immediately due and payable in full. In the event of Corporation repurchase, the Corporation would pay the security holders an amount equal to the portion being repurchased, divided by the discount factor and issuing to the security holders a warrant for a number of repurchase warrant shares equal to the repurchase amount divided by the repurchase warrant share price, with the warrant having an exercise price equal to the repurchase warrant share price. Repurchase warrant share price is calculated as the lower of (a) lowest price at which the repurchase warrant shares were originally issued and (b) the quotient obtained by dividing (x) US $2.5 billion, divided by (y) the number of shares of common stock outstanding as of the date of issuance of the applicable repurchase warrant on an as-converted, as-exercised basis as defined in the Convertible Agreement.

The Corporation may elect to extend the end date until the earlier of (i) a deemed liquidation event and (ii) the end of a period designated by the Corporation of not less than 15 days and not more than 180 days (if the security holder is an original security holder or an affiliate of the original security holder), or otherwise 365 days (if the security holder is not an original security holder or an affiliate of such security holder), following the original end date.

Certain conversion features were determined to be share-settled redemption features. The Corporation analyzed the embedded features for derivative accounting consideration and determined the following:

•

The redemption feature in the mandatory conversion in a QPO, financing conversion and extraordinary event conversion features meet the requirements to be accounted for separately from the debt host as a derivative because the feature is not clearly and closely related to the debt host, the debt host. See Note 14 “Derivative liabilities” for additional information.

•	The extended end date feature requires separate accounting as a derivative. See Note 14 “Derivative liabilities” for additional information.

•

The end date conversion feature represents a BCF with an intrinsic value that exceeded the approximately $373.8 million principal balance of the convertible securities. The BCF was recorded within equity in additional-paid-in-capital and as a discount to the convertible securities in an amount equal to the full principal amount of the securities, thus reducing the carrying value of the convertible securities to zero. The discount of $373.8 million is being accreted to the principal amount over the term of the securities, assuming a maturity of April 1, 2023, using the effective interest method. The

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

accretion is recognized in accretion of securities discount on the Consolidated Statements of Operations and Comprehensive Loss.

•	The other embedded features are clearly and closely related to the debt host and do not require separate accounting as a derivative.

Since the carrying amount of the convertible securities was initially recognized as $0, debt issuance costs incurred in the amount of approximately $0.4 million were expensed on the Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2019. The carrying amount of the convertible securities and unamortized discount were approximately $27.1 million and $358.3 million respectively, at December 31, 2019. Amortization of the debt discount and interest expense on the convertible securities were approximately $15.5 million and $16.7 million, respectively, during the year ended December 31, 2019. The effective interest rate, inclusive of amortization of the discount and the contractual rate, was in excess of 100% during the year ended December 31, 2019, as a result of the beginning convertible securities carrying value of $0. The end date conversion feature represents a BCF with an intrinsic value of $2.3 billion.

The Corporation was in compliance with all applicable financial and non-financial covenants under its financing arrangements for the year ended December 31, 2018 and 2019, respectively.

The below table summarizes maturities of the Corporation’s notes and securities payable over the next five years as of December 31, 2019:

Year ended December 31,
(in thousands)
2020	$18,752
2021	20,939
2022	9,986
2023	373,827
2024	—

Total	$423,504

13. Warrants payable

In conjunction with the Loan Facility effective March 21, 2017, the Corporation issued warrants to purchase 1,266,284 shares of the Corporation’s Series D preferred stock at an exercise price of $9.3778 per share, which expire on September 30, 2027. The warrants are exercisable at any time and up to the expiration date. In the event of an automatic conversion of the preferred stock prior to the exercise of the warrants, the warrants shall be exercisable in common stock. The warrants were accounted for as derivative instruments and the initial fair value of approximately $1.2 million, which was calculated using a Black-Scholes based valuation model, was recorded as a discount to the carrying amount of the Loan Facility. This discount is being amortized using the effective interest method over the term of the Loan Facility. The warrants were recorded as liabilities and are being marked to market at each reporting period. In the event of a change of control, the Lender may elect to exchange its warrants for a cash amount equal to $10.0 million.

In September 2015, the Corporation issued warrants to purchase 2,100,000 shares of the Corporation’s common stock at an exercise price of $1.04219 per share which expire on September 2, 2022. The warrants are exercisable at any time up to the expiration date. The warrants are also contingently exercisable for an additional 2,100,000 shares based proportionally on the aggregate principal amounts of additional notes borrowed by the

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Corporation. The warrants are being recorded at fair value and are reflected as liabilities on the Corporation’s Consolidated Balance Sheets at each reporting period.

14. Derivative liabilities

In connection with the $373.8 million convertible securities issued in 2019, the Corporation determined that certain of the conversion and redemption features were embedded derivatives which have been bifurcated from the host instrument and accounted for as embedded derivative instruments. At inception, the derivative liabilities were valued at $136.0 million. For the year ended December 31, 2019, the Corporation recognized an additional $2.6 million from the loss activity related to derivative liabilities from inception to year-end. The aggregate $136.0 million and $2.6 million loss was recognized in loss on derivative in the Consolidated Statements of Operations and Comprehensive Loss. The fair value of embedded derivatives was $138.6 million at December 31, 2019, and is included as derivative liabilities in the Corporation’s Consolidated Balance Sheets. See Note 4 “Fair value measurements” and Note 12 “Notes and securities payable” for additional information.

15. Letter of credit

On April 19, 2018, the Corporation entered into a secured letter of credit agreement (“the Letter”) for an amount up to an aggregate of $2.5 million with a commercial lender that expires on April 19, 2021. The Letter bears an interest rate of 1%. As of December 31, 2018 and 2019, there was an unused balance of $2.5 million, respectively.

16. Leases

Operating leases

The Corporation leases office space in New Jersey, Tennessee, and San Francisco under non-cancelable operating leases, further described below. For each lease the Corporation recorded a ROU asset and lease liability at the earlier of the ASC 842 effective date or lease commencement date. The Corporation utilizes the straight-line method of recognizing lease expense. However, the Corporation is required to pay certain variable executory costs including common area maintenance, real estate taxes, and insurance that are expensed as incurred. These variable costs are excluded from the measurement of leases. The Corporation is not reasonably certain that it will exercise the renewal options described in the individual lease descriptions below. Therefore, these options are not recognized as part of the ROU asset and lease liability.

The Corporation subleases certain of its leases to third parties for which it receives rental income to manage occupancy costs. These subleases are classified as operating and are further described below.

Montgomery leases:

On September 28, 2016, the Corporation entered into an agreement to lease 23,390 square feet of office space on the 15th floor at 30 Montgomery Street, Jersey City, New Jersey (the “Montgomery Lease”). The lease expires September 30, 2027 with one option to renew for 5 years.

On July 26, 2017, the Corporation entered into a first amendment to the lease (the “Montgomery First Amendment”). The Montgomery First Amendment added approximately 11,101 square feet on the 14th floor. The lease for the 14th floor expires August 31, 2023 with one option to renew for 5 years.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The Corporation entered into an agreement to sublease the 14th floor which commenced October 4, 2019, (the “Montgomery Sublease”). The Corporation receives rental income for this sublease which has a lease term through March 31, 2021.

The Corporation uses the long-lived assets impairment to determine when to test ROU assets (or asset groups that contain one or more ROU assets) for impairment, whether ROU assets are impaired, and if so, the amount of the impairment loss to recognize. The sublease income expected to be received under the Montgomery Sublease is less than the amount to be paid under the Montgomery Lease for the sublease term, which indicated that the Montgomery Lease may not be recoverable. Upon execution of the sublease agreement, the Corporation reassessed the asset group and determined that the lowest level of identifiable cash flows pertaining to the Montgomery Sublease was at the individual lease level. The asset group, comprised of both the ROU asset and corresponding leasehold improvements related to the 14th floor of the Montgomery Lease, were determined to not be recoverable and were written down to their respective fair values with an impairment charge of $1.6 million recorded to general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2019.

San Francisco leases:

On June 29, 2015, the Corporation entered into an agreement to lease office space at 22 Fourth Street, San Francisco, California. The total rentable space is 16,374 square feet on the 6th floor.

On January 15, 2016, the Corporation entered into a first amendment to the lease (the “San Francisco First Amendment”). The San Francisco First Amendment added approximately 16,374 square feet on the 5th floor.

On October 5, 2016, the Corporation entered into a second amendment to the lease (the “Second Amendment”). The Second Amendment added approximately 14,847 square feet on the 10th floor and extended the term of all floors through April 30, 2022.

On June 25, 2019, the Corporation entered into a sublease agreement to sublease the leased space of the 5th floor (the “5th Floor Sublease”). The 5th Floor Sublease expires contemporaneously with the Second Amendment on April 30, 2022.

At October 15, 2019, the Corporation entered into a sublease agreement to sublease the leased space of the 6th floor (the “6th Floor Sublease”). The 6th Floor Sublease expires contemporaneously with the Second Amendment on April 30, 2022.

Lyndhurst lease:

On February 28, 2019, the Corporation completed its acquisition of Principium and assumed its office lease located at 125 Chubb Avenue, Lyndhurst, New Jersey. The total rentable space is 3,308 square feet. The lease expires May 31, 2022 and has one option to renew for 5 years.

Tennessee lease:

On May 7, 2019, the Corporation entered into an agreement to lease office space at 725 Cool Springs Boulevard, Franklin, Tennessee. The total rentable space is 10,450 square feet. The lease expired on August 31, 2020, with the company entering into a new lease term for 2,143 square feet of rentable space that commenced on September 1, 2020 on a month-to-month basis.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Summary of lease costs recognized under ASC 842:

The following table contains a summary of the lease costs recognized under ASC 842 and other information pertaining to the Corporation’s operating leases for the year ended December 31, 2019:

Year ended December 31, 2019
(dollar amounts in thousands)
Operating lease cost	$4,552
Variable lease cost	654
Short-term lease cost	58
Sublease income	(989)

Total lease cost	$4,275

Other information
Cash paid for amounts included in the measurement of lease liabilities	$4,804
Weighted-average remaining lease term (in years)	4.8
Weighted-average discount rate	10.05%

Pursuant to the terms of the Corporation’s non-cancelable lease agreements in effect at December 31, 2019, the following table summarizes the Corporation’s maturities of lease liabilities as of December 31, 2019:

Year ended December 31, 2019
(in thousands)
2020	$4,973
2021	4,995
2022	2,730
2023	1,408
2024	1,089
Thereafter	3,768
Total lease payments	18,963

Less: imputed interest	(4,158)

Total	$14,805

Total rent expense for the year ended December 31, 2018, was approximately $4.6 million in accordance with ASC 840. The following disclosures as of December 31, 2018, are in accordance with ASC 840. Future minimum lease payments for operating leases as of December 31, 2018, were as follows:

Year ended December 31, 2018
(in thousands)
2019	$4,620
2020	4,699
2021	4,840
2022	2,660
2023	1,391
Thereafter	4,858

Total	$23,068

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

17. Preferred stock

During 2015, the Corporation issued 5,274,468 shares of Series A and 7,199,261 shares of Series A-1 preferred stock at $1.04219 per share for total proceeds of approximately $13.0 million. During 2015, the Corporation issued 10,338,818 shares of Series B preferred stock at $3.385 per share for total proceeds of approximately $35.0 million.

During 2016, the Corporation issued 19,066,809 shares of Series C preferred stock at $8.4002 per share for total proceeds of approximately $160.2 million. Issuance costs totaled approximately $0.4 million.

During 2017, the Corporation issued 20,749,216 shares of Series D preferred stock at $9.3778 per share for total proceeds of approximately $194.6 million. Issuance costs totaled approximately $0.3 million.

During 2018, the Corporation issued 4,798,566 additional shares of Series D preferred stock at $9.3778 per share for total proceeds of approximately $45.0 million. Issuance costs totaled approximately $0.5 million. As of each balance sheet date, preferred stock consisted of the following ($ in thousands, except for share amounts):

As of December 31, 2018	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A Preferred stock	5,274	5,274	5,497	7,120	5,274
Series A-1 Preferred stock	7,199	7,199	7,503	9,704	7,199
Series B Preferred stock	10,339	10,339	34,997	43,622	10,339
Series C Preferred stock	19,067	19,067	160,165	194,778	19,067
Series D Preferred stock	33,257	25,548	239,582	266,557	25,548

	75,136	67,427	$447,744	$521,781	67,427

As of December 31, 2019	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A Preferred stock	5,274	5,274	5,497	5,497	5,274
Series A-1 Preferred stock	7,199	7,199	7,503	30,012	7,199
Series B Preferred stock	10,339	10,339	34,997	35,000	10,339
Series C Preferred stock	19,067	19,067	160,165	160,165	19,067
Series D Preferred stock	33,257	25,548	239,582	239,582	25,548

	75,136	67,427	$447,744	$470,256	67,427

The holders of the preferred stock have rights, preferences and privileges as follows:

Dividends

The Series A and Series A-1 dividend rate is $0.08338 per share of Series A preferred stock per annum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A and Series A-1 preferred stock. The Series B rate is $0.2708 per share of Series B preferred stock per annum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series B preferred stock. The Series C rate is $0.67202 per share of Series C preferred stock per annum, subject to appropriate adjustment in the event of any stock split, combination or other similar recapitalization with respect to the Series C preferred stock. The

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Series D rate is $0.750224 per share of Series D preferred stock per annum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D preferred stock.

The Corporation cannot declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the outstanding preferred stock will first receive (on a pari passu basis), or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount equal to the greater of (a) the applicable dividend rate (as listed above) or (b) an amount that such holders of the preferred stock would receive on a pari passu basis with the holders of common stock if such shares of preferred stock had been converted to common stock. The holders of the outstanding preferred stock can waive any dividend preference that the holders are entitled to receive upon the affirmative vote or written consent of the holders of a majority of the shares of outstanding preferred stock (voting together as a single class and on as-converted to common stock basis).

Voting

Each holder of the outstanding share of preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Unless provided by law or any other provisions of the Certificate of Incorporation, holders of preferred stock can vote together with the holders of common stock as a single class on all matters presented to the stockholders of the Corporation.

Conversion

Each share of preferred stock can be converted at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into a number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable common conversion price (as defined below) in effect at the time of conversion. The “Series A conversion price” will initially be equal to the Series A-1 original issue price. The “Series B conversion price” will initially be equal to the Series B original issue price. The “Series C conversion price” will initially be equal to the Series C original issue price. The “Series D conversion price” will initially be equal to the Series D original issue price. The “applicable conversion price” is defined as the Series A conversion price with respect to the Series A preferred stock, the Series A-1 conversion price with respect to the Series A-1 preferred stock, the Series B conversion price with respect to the Series B preferred stock, the Series C conversion price with respect to the Series C preferred stock, and the Series D conversion price with respect to the Series D preferred stock. Each applicable conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, is subject to adjustment as provided below.

In the event of liquidation, dissolution or winding up of the Corporation or a deemed liquidation event, the conversion rights will terminate at the close of business on the last full day preceding the date fixed for the payment of such amounts distributable on such event to the holders of preferred stock.

No fractional shares of common stock can be issued upon conversion of the preferred stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair value of a share of common stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of preferred stock the holder is at the time converting into common stock and the aggregate number of shares of common stock issuable upon conversion.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The preferred stock of the Corporation is subject to broad based weighted-average anti-dilution subject to customary carveouts.

Redemption

The preferred stock is not mandatorily redeemable. Any shares of preferred stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of preferred stock following redemption.

18. Employee benefit plans

Employee savings plan

The Corporation has a defined contribution retirement savings plan (“the 401(k) Plan”) covering eligible employees, which includes matching contributions based on the amount of employees’ contributions to this plan. The Corporation contributes to the 401(k) Plan annually 100% of the first 4% compensation that is contributed by the employee up to 4% of eligible annual compensation. The Corporation’s service contributions to the 401(k) Plan amounted to approximately $1.0 million in 2018, and $1.3 million in 2019 and are included in salaries and benefits on the Consolidated Statements of Operations and Comprehensive Loss. The Corporation’s cash match is invested pursuant to the participant’s contribution direction. Employer contributions are immediately 100% vested.

Stock-based compensation

The Corporation’s 2014 Equity Incentive Plan (“the Plan”) grants options of common stock, par value $0.0001 per share, to employees, directors, officers and consultants of the Corporation. The maximum number of common shares reserved for issuance over the term of the Plan may not exceed 17,917,902 shares as of December 31, 2018 and 17,917,902 shares as of December 31, 2019. Shares that are expired, terminated, surrendered or cancelled under the Plan without having been fully exercised will be available for future awards. As of December 31, 2018 and 2019, there were 13,077,951 and 13,630,783, respectively, outstanding options and common stock issued under the Plan, leaving 4,839,951 and 4,287,119 shares, respectively, remaining for future grants, assuming all stock options were granted. Shares may be issued from authorized but unissued Corporation stock.

The Plan is administered by the Board. The options will be subject to the terms and conditions applicable to options granted under the Plan, as described in the Plan and the applicable stock option grant agreement. The exercise prices, vesting and other restrictions are determined at the discretion of the Board, except that the exercise price per share of incentive stock options may not be less than 100% of the fair value of the common stock on the date of grant. Stock options awarded under the Plan expire ten years after the grant date. Vesting periods for awards under The Plan are determined at the discretion of the Board. Incentive stock options and non-statutory options granted to employees, directors, officers and consultants of the Corporation typically vest over four years.

As part of the Plan, the Corporation may also grant some of its employees restricted stock awards. The fair value of each stock award is determined based on the fair value of the Corporation’s common shares on the date of grant. The total estimated fair value is amortized as an expense over the requisite service period as determined by the Board.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

The Corporation granted options to purchase 5,116,177 and 4,268,965 shares of common stock during the years ended December 31, 2018 and 2019, respectively. The Corporation recorded stock-based compensation expense for options granted of $3.6 million and $3.3 million during years ended December 31, 2018 and 2019, respectively, presented in salaries and benefits in the accompanying Consolidated Statements of Operations and Comprehensive Loss. During the years ended December 31, 2018 and 2019, the Corporation granted no shares of restricted stock.

Stock option valuation

The assumptions that the Corporation used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted for the years ended December 31, 2018 and 2019, respectively, were as follows:

Year ended December 31,	2018	2019
Weighted-average risk-free interest rate	2.76%	1.95%
Expected term (in years)	6.23	6.29
Expected volatility	35.09%	28.37%
Expected dividend yield	0.00%	0.00%

A summary of option activity under the Plan during the year ended December 31, 2019, respectively, is as follows:

	Number of options	Weighted-average exercise price
Outstanding, January 1, 2019	13,077,951	2.71

Granted during 2019	4,268,965	4.11
Exercised	(443,179)	1.53
Forfeited	(3,272,954)	3.24

Outstanding, December 31, 2019	13,630,783	3.06

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Corporation’s common stock for those stock options that had exercise prices lower than the fair value of the Corporation’s common stock.

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2018 and 2019 was $1.45 and $1.28 per share, respectively. As of December 31, 2018 and 2019, there was approximately $10.4 million and $9.0 million, respectively, of unrecognized stock-based compensation expense related to unvested stock options. The unrecognized stock-based compensation expense is estimated to be recognized over a period of 2.6 years as of December 31, 2019.

The total fair value of options vested during each of the years ended December 31, 2018 and 2019, was approximately $2.5 million and $3.5 million, respectively.

As of December 31, 2019, outstanding stock options, substantially all of which are expected to vest, had an aggregate intrinsic value of $21.1 million, and a weighted-average remaining contractual term of 7.99 years. As of December 31, 2019, there were 6,673,432 options exercisable under the Plan, with an aggregate intrinsic value of $15.4 million, a weighted-average exercise price of $2.31, and a weighted-average remaining contractual term

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

of 7.08 years. The total intrinsic value of stock options exercised during the years ended December 31, 2018 and 2019 was $1.7 million and $1.3 million, respectively. Cash received from stock option exercises during the years ended December 31, 2018 and 2019 totaled and $0.4 million and $0.7 million, respectively.

Pursuant to the Plan agreement, employees may exercise options at any time while maintaining the original vesting period. The proceeds from exercise of unvested options are recorded as a liability until the option vests at which time the liability is reclassified to equity. If the employee terminates or otherwise forfeits an unvested option that has been exercised, the Corporation must redeem those shares at the original exercise price and remit payment of the forfeited portion of shares back to the employee.

Equity warrants

The Corporation entered into two separate scopes of work with certain providers to provide services to the Corporation. As part of the payment for the services the Corporation issued warrants, in November 2016 and December 2017. The warrants were issued to purchase 139,629 shares of common stock at an exercise price of $2.61 per share, and 122,052 shares of common stock at an exercise price of $3.45 per share. The warrants are exercisable comprising the vesting portion at any time up to and including the earlier of (a) the consummation of an Initial Public Offering (“IPO”); (b) the consummation of a transaction or series of related transactions that is deemed to constitute a liquidation, dissolution or winding up of the Corporation including a change in control or (c) on the 10 year anniversary of the date of issuance (the expiration date). The warrants are being recorded as equity awards, and compensation expense was recognized over the vesting period.

As of December 31, 2019, there were 261,681 warrants exercisable under the Plan, substantially all of which are expected to vest, with an aggregate intrinsic value of $1.2 million, a weighted-average exercise price of $3.0 and a weighted-average remaining contractual term of 7.3 years. The total fair value of warrants vested during each of the years ended December 31, 2018 and 2019, was approximately $0.7 million $0.9 million, respectively.

A summary of warrant activity during the years ended December 31, 2018 and 2019, respectively, is as follows:

	Number of warrants	Weighted-average exercise price
Outstanding, January 1, 2018	261,681	3.0
Granted during 2018	—
Exercised	—
Forfeited	—

Outstanding, December 31, 2018	261,681	3.0

Granted during 2019	—
Exercised	—
Forfeited	—

Outstanding, December 31, 2019	261,681	3.0

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

19. Income taxes

The provision for income taxes consisted of the following for the years ended December 31, 2018 and 2019, respectively:

Year ended December 31,	2018	2019
	(in thousands)
Current provision	$—	$(2)
Deferred expense	(5)	2

Provision for income taxes	$(5)	$—

The provision for income taxes was different from the amount computed using the federal statutory rate of 21% for the years ended December 31, 2018 and 2019, respectively, due to the following:

Year ended December 31,	2018	2019
	(in thousands)
Income tax provision at federal statutory rate (21%)	$(42,405)	$(76,385)
Interest on convertible securities	—	3,505
Interest on convertible securities discount	—	3,257
Debt issuance cost related to convertible security	—	76
Derivative liability related to convertible security	—	29,098
Warrant expense	3,243	596
Meals and entertainment	54	210
Other, net	(366)	—
Valuation allowance	39,469	39,643

Provision for income taxes	$(5)	$—

The Corporation issued convertible securities for which the interest expense recorded in 2019 of approximately $16.7 million is not deductible for tax purposes.

Deferred income tax balances reflect the impact of temporary differences between the tax bases of assets or liabilities and their reported amounts in the Consolidated Financial Statements and are stated at enacted tax rates expected to be in effect when the reported amounts are actually recovered or settled.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Principal components of net deferred tax balances at December 31, 2018 and 2019, respectively, were as follows:

Year ended December 31,	2018	2019
	(in thousands)
Deferred income tax assets:
Net operating loss carryforward (NOL)	$98,716	$133,564
Unpaid claim reserve discounting	137	269
Start-up costs amortization	520	464
Charitable contributions carryforward	133	146
Bonus accrual	52	52
Stock option	861	1,554
Convertible securities issuance costs	1	1
Tax credits (AMT)	5	2
Prepaid and accrued expenses	441	683
Property and equipment	1,761	1,779
Capital loss carryforward	—	49
Straight line rent adjustment	341	—
Operating lease right of use asset	—	779
Premium deficiency reserve	2,017	3,597
Acquisition costs amortization	72	66
Interest expense carryforward	—	1,675

Total deferred income tax assets	105,057	144,680
Less: valuation allowance	(104,976)	(144,619)

Total deferred income tax assets, net of valuation allowance	81	61

Deferred income tax liabilities:
TCJA Transition Adj. IRC 846	(68)	(58)
Market discount	(8)	(1)

Total deferred income tax liabilities	(76)	(59)

Net deferred income tax asset	$5	$2

Operating loss and tax credit carryforwards and protective tax deposits

The Corporation has unused operating loss carryforwards available of approximately $470.1 million and $636.0 million as of December 31, 2018 and 2019, respectively, that may be applied against future taxable income. Losses incurred before 2018 in the amount of approximately $295.1 million begin to expire in 2033. The total net operating losses (“NOL”) is made up of NOLs generated by the consolidated group and NOLs obtained with the 2014 reorganization. A portion of the pre-consolidated NOLs may be limited by special rules known as Separate Return Limitation Year (“SRLY”) rules. SRLY NOLs can only be used in years that both the consolidated group and the entity that created the SRLY NOLs have taxable income. Due to these limitations and uncertainty regarding the Corporation’s ability to use the loss carryforwards and other deferred tax assets, a valuation allowance of approximately $105.0 million and $144.6 million was established in 2018 and 2019, respectively.

The Corporation does not have deposits admitted under Section 6603 of the Internal Revenue Code.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Impact of tax planning strategies

The Corporation does not have any tax planning strategies that include the use of reinsurance and there are no deferred tax liabilities not recognized.

The Corporation files income tax returns in the United States. The U.S. Internal Revenue Service (“IRS”), is not currently conducting any income tax audits. The Corporation’s federal income tax returns filed related to tax years subsequent to 2015 remain subject to examination by the IRS. The Corporation is not aware of any material adjustments that may be proposed as a result of any ongoing or future examinations and does not have material uncertain tax positions reflected in the Consolidated Balance Sheets.

20. Net loss per share

Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

Year ended December 31,	2018	2019
Net loss	$(201,928)	$(363,737)
Net loss attributable to common stockholders	$(201,928)	$(363,737)
Weighted average common shares outstanding—basic and diluted	42,011,938	42,469,175

Net loss per share attributable to common stockholders—basic and diluted	$(4.81)	$(8.56)

The Company’s potentially dilutive securities, which include stock options, preferred stock and warrants to purchase shares of preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

Year ended December 31,	2018	2019
Options to purchase common stock	13,077,951	11,771,746
Convertible preferred stock (as converted to common stock)	67,427,138	67,427,138
Warrants to purchase common stock (as converted to common stock)	2,361,681	2,361,681
Warrants to purchase convertible preferred stock (as converted to common stock)	1,266,284	1,266,284

	84,133,054	82,826,849

21. Commitments and contingencies

Litigation

Various lawsuits against the Corporation may arise in the ordinary course of the Corporation’s business. Contingent liabilities arising from ordinary course litigation, income taxes and other matters are not expected to be material in relation to the financial position of the Corporation. At December 31, 2018 and 2019, respectively, there were no material known contingent liabilities arising outside the normal course of business.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

Guaranty assessments

Under state guaranty assessment laws, including those related to state cooperative failures in the industry, the Corporation may be assessed, up to prescribed limits, for certain obligations to the policyholders and claimants of insolvent insurance companies that write the same line or lines of business as the Corporation.

22. Dividend restrictions

The Corporation’s regulated insurance subsidiaries are subject to regulations and standards in their respective jurisdictions. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital and limit the timing and amount of dividends and other distributions that may be paid to their parent companies. Therefore, the Corporation’s regulated insurance subsidiaries ability to declare and pay dividends is limited by state regulations. Although such regulations do not specifically restrict the regulated insurance subsidiaries from paying dividends, they require the regulated insurance subsidiaries to be financially sound as determined by New Jersey Department of Banking and Insurance (“DOBI”). As of December 31, 2018 and 2019, respectively, neither the regulated insurance subsidiaries paid any dividends and may not do so until they meet those requirements and are granted permission to do so by DOBI.

23. Statutory equity and income

Applicable insurance department regulations require that the Corporation’s regulated insurance subsidiaries to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the department of insurance of the respective state of domicile. These practices vary in some aspects from U.S. GAAP, with significant differences such as a) certain assets are not included in statutory surplus, b) certain statutory reserves are established by a direct charge to surplus, and c) certain charges are reported as charges to capital and surplus, rather than as a component of net income.

Aggregate statutory net losses for the years ended December 31, 2018 and 2019, respectively, and aggregate statutory capital and surplus as per the statutory financial statements of the Corporation’s regulated insurance subsidiaries were as follows:

Year ended December 31,	2018	2019
	(in thousands)
Aggregate statutory net loss	$(37,497)	$(57,940)
Aggregate statutory capital and surplus	$43,098	$73,256

The regulated insurance subsidiaries are subject to certain Risk-Based Capital (“RBC”) requirements specified by the National Association of Insurance Commissioners (“NAIC”). Under those requirements, the amount of capital and surplus maintained by the Corporation’s regulated insurance subsidiaries is to be determined based on various risk factors, such as a) asset quality, b) asset and liability matching, c) loss reserve adequacy, and other business factors. Regulatory compliance is determined by a ratio of the Corporation’s regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Generally, a ratio in excess of the regulatory threshold requires no corrective actions by the Corporation or regulators. As of December 31, 2018 and 2019, respectively, the regulated insurance subsidiaries’ capital and surplus exceeded the minimum RBC requirements of their applicable governmental regulator. The statutory RBC necessary to satisfy regulatory requirements of our statutory basis subsidiaries was approximately $42.6 million and $60.8 million as of December 31, 2018 and 2019, respectively.

Clover Health Investments, Corp. and subsidiaries

Notes to consolidated financial statements

December 31, 2018 and 2019

24. Regulatory matters

The Corporation operates in a highly regulated environment. It is regulated by federal and state of New Jersey regulators. The Corporation’s regulated insurance subsidiaries must be licensed by and are subject to regulation by DOBI, which requires periodic financial reports and enforces minimum capital and/or reserve requirements.

The laws and regulations governing the Corporation’s business and interpretations of those laws and regulations are subject to frequent change. Legislative, administrative and public policy changes to the Affordable Care Act (“ACA”) continue to be debated, and the Corporation cannot predict if the ACA will be further modified, repealed or replaced. The broad latitude given to the agencies administering, interpreting and enforcing current and future regulations governing the Corporation’s business could require the Corporation to change how it conducts its business, restrict revenue and enrollment growth, increase health care and administrative costs and capital requirements, or expose the Corporation to increased liability in the courts for coverage determinations, contract interpretation and other actions.

The health care industry is also regularly subject to negative publicity, including as a result of governmental investigations, adverse media coverage and political debate surrounding industry regulation. Negative publicity may adversely affect the Corporation’s financial position, results of operations and cash flows and damage its reputation.

25. Subsequent events

COVID-19 impact

The emergence of stay-at-home and physical distancing orders and other restrictions on movement and economic activity intended to reduce the spread of the novel coronavirus, or COVID-19, could have an impact on the Corporation’s business. Potential impact could include lower hospital admissions and utilization as members and providers have begun to defer non-essential procedures. In response to COVID-19, the Corporation has conducted a scenario analysis that includes models for reductions in non-essential procedures and non-COVID-19 related inpatient and outpatient treatment, as well as expected costs of COVID-19 related inpatient admissions to date. The analysis also considers assumptions for additional utilization of services. As a result, the Corporation does not expect a material impact on the Consolidated Financial Statements. However, the extent of the impact of COVID-19 on the Corporation’s operational and financial performance will depend on future developments, including the duration and spread of COVID-19, which could result in future material impact.

The Corporation’s management has evaluated subsequent events for recognition and measurement purposes through June 22, 2020, which is the date the Consolidated Financial Statements were available to be issued. The Corporation has concluded that no additional events or transactions have occurred that may require adjustment to the Consolidated Financial Statements or disclosures.

Schedule II

Clover Health Investments, Corp.

Condensed balance sheets (parent company)

As of December 31, 2018 and 2019

(Dollars in thousands, except share amounts)

	As of December 31,
	2018	2019
Assets:
Cash and cash equivalents	$36,033	$4,569
Other assets	87	342
Intercompany interest receivable	2,550	3,750
Intercompany note receivable	40,000	40,000
Investments in consolidated subsidiaries	3,690	158,159

Total assets	$82,360	$206,820

Liabilities and stockholders’ deficit:
Liabilities
Accounts payable and accrued expenses	$523	$5,471
Accrued salaries and benefits	169	—
Intercompany payable	28,014	4,093
Notes and securities payable, net of discounts and deferred issuance costs	88,544	76,758
Derivative liabilities	—	138,561
Warrants payable	14,836	17,672

Total liabilities	132,086	242,555

Convertible preferred stock (Series Seed A, A-1, B, C, and D), $0.0001 par value; 75,136,086 shares authorized as of December 31, 2018 and 2019; 67,427,138 shares issued and outstanding as of December 31, 2018 and 2019; aggregate liquidation preference of $470,256 as of December 31, 2019; no shares issued or outstanding, pro forma as of December 31, 2019	447,747	447,747
Stockholders’ deficit
Common stock, $0.0001 par value, 170,000,000 shares authorized; 42,565,459 and 42,877,665 shares issued; and 42,243,445 and 42,686,624 outstanding in 2018 and 2019, respectively	4	4
Additional paid-in capital	25,318	403,046
Accumulated deficit	(522,795)	(886,532)

Total stockholders’ deficit	(497,473)	(483,482)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$82,360	$206,820

Clover Health Investments, Corp.

Condensed statements of operations (parent company)

(Dollars in thousands, except share amounts)

	Years ended December 31,
	2018	2019
Revenues:
Other income	$4,163	$3,396
Investment income, net	140	46

Total revenues	4,303	3,442

Expenses:
General and administrative expenses	15	79
Other expense	—	363

Total expenses	15	442

Loss from operations	4,288	3,000
Change in fair value of warrants expense	8,251	2,909
Interest expense	6,954	23,155
Amortization of notes and securities discounts	51	15,913
Loss on derivative	—	138,561
Equity in net losses of consolidated subsidiaries	190,960	186,199

Net loss	$(201,928)	$(363,737)

Clover Health Investments, Corp.

Condensed statements of cash flows (parent company)

(Dollars in thousands, except share amounts)

	Years ended December 31,
	2018	2019
Cash flows from operating activities:
Net loss	$(201,928)	$(363,737)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of notes and securities discounts	—	15,913
Stock-based compensation expense	3,680	3,301
Change in fair value of warrants expense	8,251	2,909
Loss on derivative	—	138,561
Amortization of debt issuance costs	—	400
Changes in operating assets and liabilities:
Other assets	(214)	(391)
Accounts payable and accrued expenses	552	11,633
Accrued salaries and benefits	(16)	5,559
Intercompany interest receivable	(1,200)	(1,200)
Intercompany payable	27,107	(23,921)

Net cash used in operating activities	(163,768)	(210,973)

Cash flows from investing activities:
Investments in consolidated subsidiaries	111,617	(154,469)

Net cash provided by (used in) investing activities	111,617	(154,469)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	45,000	—
Proceeds from bridge loan	29,761	—
Proceeds from issuance of convertible securities	—	343,410
Deferred financing costs	—	(363)
Payment of notes payable principal	—	(9,670)
Issuance costs for preferred stock	(541)	—
Issuance of common stock, net of early exercise liability	369	601

Net cash provided by financing activities	74,589	333,978
Net increase (decrease) in cash and cash equivalents	22,438	(31,464)
Cash and cash equivalents, beginning of year	13,595	36,033

Cash and cash equivalents, end of year	$36,033	$4,569

Clover Health Investments, Corp.

Notes to condensed financial statements (parent company)

1. Organization and operations

Clover Health Investments, Corp. (the “Corporation) is a holding company incorporated on July 17, 2014 in the state of New Jersey.

2. Summary of significant accounting policies

The accompanying condensed financial statements have been prepared using the equity method. Under the equity method, the investment in consolidated subsidiaries is stated at cost plus equity in undistributed earnings of consolidated subsidiaries since the date of acquisition. These condensed financial statements should be read in conjunction with the Corporation’s consolidated financial statements.

Use of estimates

The preparation of the condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ from those estimates.

3. Insurance subsidiaries

Investments in consolidated subsidiaries includes regulated insurance subsidiaries and unregulated subsidiaries. The Corporation holds $36.9 million and $156.0 million of cash, cash equivalents, short term investments and investment securities at the parent and unregulated subsidiaries as of December 31, 2018 and 2019, respectively. The Corporation holds $50.3 million and $107.3 million of cash, cash equivalents, short term investments and investment securities in regulated insurance subsidiaries as of December 31, 2018 and 2019, respectively. Refer to Note 3 to the consolidated financial statements included elsewhere in this proxy statement/prospectus.

4. Surplus note

Effective December 22, 2016, the Corporation contributed $40 million to Clover Health Insurance Company, a wholly owned subsidiary, in exchange for a surplus note. The outstanding balance, including accrued interest, is due and payable on December 31, 2020. The Commissioner of Banking and Insurance of the State of New Jersey must approve any interest and principal payments associated with the note before they are paid.

Schedule V

Clover Health Investments, Corp.

Valuation and qualifying accounts

		Additions
	Balance at beginning of period	Charged to costs and expenses	Charge to other accounts	(Deductions)	Balance at end of period
Year ended December 31, 2018
Valuation allowance for deferred tax assets	$65,507	$39,469	$—	$—	$104,976
Year ended December 31, 2019
Valuation allowance for deferred tax assets	$104,976	$39,643	$—	$—	$144,619

CLOVER HEALTH INVESTMENTS, CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(Dollars in thousands, except share amounts)

	As of
	December 31, 2019	September 30, 2020
Assets:
Current assets
Cash and cash equivalents	$67,598	$89,732
Short-term investments	138,638	15,495
Investment securities, available-for sale (Amortized cost: 2019: $0; 2020: $12,031)	—	12,179
Investment securities, held-to-maturity (Fair value: 2019: $0; 2020: $271)	—	265
Accrued retrospective premiums	13,225	27,878
Other receivables	5,503	15,341
Reinsurance recoverable	481	105
Healthcare receivable	25,819	34,325
Other assets, current	1,692	8,135

Total current assets	252,956	203,455

Investment securities, available-for sale (Amortized cost: 2019: $56,382; 2020: $97,681)	56,428	98,298
Investment securities, held-to-maturity (Fair value: 2019: $685; 2020: $478)	663	429
Other assets	9,704	9,106
Property and equipment, net	1,940	2,157
Operating lease right-of-use assets	11,097	8,660
Goodwill	1,243	1,243
Other intangible assets	2,990	2,990

Total assets	$337,021	$326,338

Liabilities, convertible preferred stock and stockholders’ deficit:
Liabilities
Current liabilities
Unpaid claims	$77,886	$93,615
Accounts payable and accrued expenses	19,826	25,763
Accrued salaries and benefits	3,792	4,454
Operating lease liabilities	4,761	4,750
Current portion of notes and securities payable	18,481	20,198
Premium deficiency reserve	17,128	772
Other liabilities, current	14	5

Total current liabilities	141,888	149,557

Other liabilities	11,729	13,152
Notes and securities payable, net of discounts and deferred issuance costs	57,917	96,114
Derivative liabilities	138,561	51,086
Warrants payable	17,672	49,402
Long-term operating lease liabilities	10,044	7,294

Total liabilities	377,811	366,605

Convertible Preferred stock (Series Seed A, A-1, B, C, and D), $0.0001 par value; 75,136,086 shares authorized as of December 31, 2019 and September 30, 2020; 67,427,138 shares issued and outstanding as of December 31, 2019 and September 30, 2020; aggregate liquidation preference of $470,256 as of September 30, 2020;	447,747	447,747
Stockholders’ deficit
Common stock, $0.0001 par value, 170,000,000 shares authorized; 42,877,665 and 43,239,640 issued; and 42,686,624 and 43,048,599 outstanding as of December 31, 2019 and September 30, 2020, respectively	4	4
Additional paid-in capital	403,046	408,949
Accumulated other comprehensive loss	46	764
Accumulated deficit	(891,633)	(901,634)

Clover shareholders’ deficit	(488,537)	(491,917)
Non-controlling interest	—	3,903

Total stockholders’ deficit	(488,537)	(488,014)

Total liabilities, convertible preferred stock and stockholders’ deficit	$337,021	$326,338

CLOVER HEALTH INVESTMENTS, CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(Dollars in thousands, except share amounts)

	Nine months ended September 30,
	2019	2020
Revenues:
Premiums earned, net (Net of ceded premiums of $701 and $383 for the nine month period ended September 30, 2019 and September 30, 2020, respectively)	$343,549	$501,100
Other income	295	3,329
Investment income, net	3,147	2,226

Total revenues	346,991	506,655

Expenses:
Net medical claims incurred	337,441	410,540
Salaries and benefits	73,825	57,339
General and administrative expenses	65,596	79,798
Premium deficiency reserve (benefit) expense	(7,203)	(16,357)
Depreciation and amortization	434	413
Other expense	279	—

Total expenses	470,372	531,733

Loss from Operations	(123,381)	(25,078)
Change in fair value of warrants expense	1,925	31,903
Interest expense	15,637	25,560
Amortization of notes and securities discounts	10,041	14,935
Loss (gain) on derivative	134,082	(87,475)

Net (loss) income	$(285,066)	$(10,001)

Per share data:
Net (loss) income per share attributable to common stockholders – basic	$(6.71)	$(0.23)
Net (loss) income per share attributable to common stockholders – diluted	$(6.71)	$(0.23)
Weighted average number of common shares outstanding
Basic weighted average number of common shares and common share equivalents outstanding	42,491,451	42,849,576
Diluted weighted average number of common shares and common share equivalents outstanding	42,491,451	42,849,576

Unrealized gain (loss) on available-for-sale investments	45	718

Comprehensive (loss) income	$(285,021)	$(9,283)

CLOVER HEALTH INVESTMENTS, CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (Unaudited)

(Dollars in thousands, except share amounts)

	Convertible Preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total stockholders’ deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2018	67,427,138	$447,747	42,243,445	$4	$25,318	$(527,896)	—	—	$(502,574)
Stock issuance for exercise of stock options, net of early exercise liability	—	—	373,327	—	570	—	—	—	570
Stock-based compensation	—	—	—	—	2,646	—	—	—	2,646
Unrealized holdings gain on investments securities, available-for-sale	—	—	—	—	—	—	45	—	45
Beneficial conversion feature	—	—	—	—	373,826	—	—	—	373,826
Net loss	—	—	—	—	—	(285,066)	—	—	(285,066)

Balance, September 30, 2019	67,427,138	447,747	42,616,772	4	402,360	(812,962)	45	—	(410,553)

Balance December 31, 2019	67,427,138	$447,747	42,686,624	$4	$403,046	$(891,633)	$46	$—	$(488,537)
Stock issuance for exercise of stock options, net of early exercise liability	—	—	361,975	—	954	—	—	—	954
Stock-based compensation	—	—	—	—	4,949	—	—	—	4,949
Unrealized holdings gain on investments securities, available-for-sale	—	—	—	—	—	—	718	—	718
Interests acquired	—	—	—	—	—	—	—	3,903	3,903
Net loss	—	—	—	—	—	(10,001)	—	—	(10,001)

Balance, September 30, 2020	67,427,138	$447,747	43,048,599	$4	$408,949	$(901,634)	$764	$3,903	$(488,014)

CLOVER HEALTH INVESTMENTS, CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Dollars in thousands, except share amounts)

	Nine months ended September 30,
	2019	2020
Cash flows from operating activities:
Net loss	$(285,066)	$(10,001)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	434	413
Amortization of notes and securities discounts	10,041	14,935
Stock-based compensation expense	2,646	4,949
Change in fair value of warrants expense	1,925	31,903
Change in derivative liabilities	134,082	(87,475)
Accretion, net of amortization	(1,864)	(307)
Net realized (gains) losses on investment securities	(47)	(421)
Amortization of debt issuance costs	400	133
Changes in operating assets and liabilities:
Accrued retrospective premiums	6,214	(14,653)
Other receivables	3,060	(9,838)
Reinsurance recoverable	63,521	376
Other assets	(607)	(5,933)
Healthcare receivables	(5,635)	(8,506)
Operating lease right-of-use assets	(12,663)	2,437
Unpaid claims	8,664	15,729
Accounts payable and accrued expenses	41,794	24,706
Accrued salaries and benefits	(1,201)	662
Premium deficiency reserve (benefit)	(7,204)	(16,356)
Reinsurance premium payable	(64,414)	—
Deferred rent	(2,078)	—
Other liabilities	(568)	1,414
Operating lease liabilities	15,618	(2,761)

Net cash used in operating activities	(92,948)	(58,594)

Cash flows from investing activities:
Purchases of available-for-sale securities	(445,832)	(152,248)
Proceeds from sales of available-for-sale securities	172,164	166,024
Proceeds from maturities of available-for-sale securities	42,841	56,701
Proceeds from maturities of held-to-maturity securities	9,220	—
Acquisition of business, net of cash acquired	(1,076)	—
Purchases of property and equipment	—	(630)

Net cash (used in) provided by investing activities	(222,683)	69,847

Cash flows from financing activities:
Proceeds from issuance of convertible securities	343,409	20,000
Deferred financing costs	(363)	(108)
Payment of notes payable principal	(5,754)	(13,868)
Issuance of common stock, net of early exercise liability	570	954
Acquisition of noncontrolling interest	—	3,903

Net cash provided by financing activities	337,862	10,881
Net increase in cash and cash equivalents	22,231	22,134
Cash and cash equivalents, beginning of period	75,403	67,598

Cash and cash equivalents, end of period	$97,634	$89,732

Supplemental cash flow disclosures
Cash paid during the period for interest	$4,804	$3,524
Supplemental disclosure of non-cash investing and financing activities
Fair value of warrants issued in connection with notes payable	$17,672	$—
Settlement of bridge loan in connection with convertible securities	$30,416	$—
Right-of-use assets obtained in exchange for lease liabilities	$459	$—
Paid in kind interest	$—	$18,769

CLOVER HEALTH INVESTMENTS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and operations

Clover Health Investments, Corp., incorporated on July 17, 2014, in the state of Delaware, together with its affiliates and subsidiaries (collectively, the “Corporation” or “Clover”), provides affordable, high-quality Medicare Advantage (“MA”) plans, including Preferred Provider Organization (“PPO”) and Health Maintenance Organization (“HMO”) plans through its regulated insurance subsidiaries. The Corporation’s regulated insurance subsidiaries consist of Clover Insurance Company and Clover HMO of New Jersey Inc., which operate the PPO and HMO health plans, respectively. Medical Service Professionals of NJ, LLC houses Clover’s employed physicians and the related support staff for Clover’s in-home care program. Clover’s administrative functions and insurance operations are primarily operated by the Clover Health, LLC and Clover Health Labs, LLC subsidiaries. Clover’s approach combines technology, data analytics and preventive care to lower costs and increase the quality of health and life of its members. Clover’s technology platform uses machine learning-powered systems to deliver data and insights to physicians at the point of care in order to improve outcomes for members and drive down costs. Clover provides access to a wide network of primary care physicians, specialists, and hospitals, enabling its members to see any doctor participating in Medicare willing to accept them. Clover focuses on keeping out-of-pocket costs for its members to a minimum and allows members to pay the same low cost-sharing regardless of whether their doctor is in- or out-of-network.

2. Summary of significant accounting policies

Basis of presentation

The Corporation’s interim condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries. In the opinion of management, the Corporation has made all necessary adjustments, which include normal recurring adjustments necessary for a fair presentation of the Corporation’s condensed consolidated financial position and results of operations for the interim periods presented. All material intercompany balances and transactions have been eliminated in consolidating these financial statements. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2019, included elsewhere in this prospectus.

Unaudited interim financial information

In the opinion of the Corporation, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position and its results of operations, changes in convertible preferred stock and stockholders’ deficit and cash flows. The condensed consolidated balance sheet at December 31, 2019, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

Use of estimates

The preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes.

The areas involving the most significant use of estimates are the amounts incurred but not reported (“IBNR”) claims, recoveries from third parties for coordination of benefits, and final determination of medical cost adjustment pools. Many factors can cause actual outcomes to deviate from these assumptions and estimates,

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

such as changes in economic conditions, changes in government healthcare policy, advances in medical technology, changes in treatment patterns, and changes in average lifespan. Accordingly, the Corporation cannot determine with precision the ultimate amounts that it will pay for, or the timing of payment of actual claims, or whether the assets supporting the liabilities will grow to the level the Corporation assumes prior to payment of claims. If the Corporation’s actual experience is different from its assumptions or estimates, the Corporation’s reserves may prove inadequate. As a result, the Corporation would incur a charge to operations in the period in which it determines such a shortfall exists, which could have a material adverse effect on the Corporation’s business, results of operations, and financial condition. Other areas involving significant estimates include risk adjustment provisions related to Medicare contracts and the valuation of investment securities, goodwill and other intangible assets, warrants, the embedded derivative related to the convertible securities, and stock-based compensation.

Recent accounting pronouncements

Recently adopted accounting pronouncements

Emerging Growth Company

The Corporation currently qualifies as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, the Corporation is provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies.

The Corporation has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) as modified by subsequently issued ASU’s 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09). ASU 2014-09 superseded existing revenue recognition standards with a single model unless those contracts are within the scope of other standards (e.g., an insurance entity’s insurance contracts). The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Adoption of ASU 2014-09 did not have a material impact on the Corporation’s Condensed Consolidated Financial Statements.

Leases

In February 2016, the FASB issued ASU 2016-02, ASC 842, as amended, which superseded the lease accounting requirements in ASC 840 and created ASC 842. The Corporation elected to early adopt ASC 842, using the required modified retrospective approach and utilizing the effective date of January 1, 2019, as its date of initial application. As a result, prior periods are presented in accordance with the previous guidance in ASC 840.

The Corporation elected the short-term lease expedient for leases with a term of one year or less, which permits a lessee to not recognize lease assets and lease liabilities for those leases. Lessees continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance. In addition, the Corporation elected to utilize the package of practical expedients which allowed it to not reassess the following: (i) whether any expired or existing contracts contained leases; (ii) the lease classification for any expired or existing leases; and (iii) the treatment of initial direct costs for any existing leases.

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In transition, the Corporation elected to utilize the remaining lease term of its leases, as of the effective date, in determining the appropriate incremental borrowing rate. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Variable lease costs are expensed as incurred as an operating expense.

The adoption of this standard resulted in the recognition of operating lease ROU assets of approximately $14.3 million and lease liabilities of approximately $17.4 million, on the Corporation’s Condensed Consolidated Balance Sheets at adoption relating to its office leases in New Jersey and San Francisco. The difference between the ROU assets and lease liabilities was due to previously recorded net deferred rent liabilities and incentives that were de-recognized and reclassified into the ROU assets. The adoption of ASU 2016-02 did not have a material impact on the Corporation’s liquidity or the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Statement of cash flows

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified. ASU 2016-15 is effective for nonpublic entities in fiscal years beginning after December 15, 2018. Adoption of ASU 2016-15 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Restricted cash

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 is intended to clarify how entities present restricted cash in the statement of cash flows. The guidance requires entities to show the changes in the total of cash and cash equivalents and restricted cash in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash in the statement of cash flows. When cash and cash equivalents and restricted cash are presented in more than one line-item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. This reconciliation can be presented either on the face of the statement of cash flows or in the notes to the financial statements. ASU 2016-18 is effective for nonpublic entities in fiscal years beginning after December 15, 2018, and is to be applied retrospectively. The Corporation adopted ASC 2016-18 effective January 1, 2019. Adoption of ASU 2016-18 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Stock-based compensation

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 clarifies which changes to the terms or conditions of a share-based payment award must be accounted for as modifications. An entity should apply modification accounting if the fair value, vesting conditions or classification of the award (as an equity instrument or liability instrument) changes as a result of the change in terms or conditions of the award. The new standard was early adopted by the Corporation on January 1, 2018, on a prospective basis. The adoption of ASU 2017-09 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Reporting comprehensive income

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This update allows entities to make an election to reclassify from accumulated

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

other comprehensive income to retained earnings the stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017. This ASU is effective for nonpublic entities in fiscal years beginning after December 15, 2018. Early adoption is permitted. The Corporation elected to early adopt ASU 2018-02 on July 1, 2018. Adoption of ASU 2018-02 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Nonemployee share-based payments

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718) – Improvements to Nonemployee Share-Based Payment Accounting. This ASU expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). This ASU also includes nonpublic entity-specific amendments for calculated value and intrinsic value. For nonpublic entities, ASU 2018-07 is effective for nonpublic entities in fiscal years beginning after December 15, 2019. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The new standard was early adopted by the Corporation on January 1, 2018. Adoption of ASU 2018-07 did not have a material impact on the Corporation’s Consolidated Financial Statements.

Fair value measurements

In August 2018, the FASB issued ASU 2018-13, Changes to Disclosure Requirements for Fair Value Measurements, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for all entities in fiscal years beginning after December 15, 2019. This standard became effective for the Corporation on January 1, 2020 and did not have a material impact on the Corporation’s disclosures.

Accounting pronouncements effective in future periods

Credit losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was subsequently modified by several ASUs issued in 2018 and 2019. This standard introduces a new current expected credit loss (“CECL”) model for measuring expected credit losses for certain types of financial instruments measured at amortized cost and replaces the incurred loss model. The CECL model requires an entity to recognize an allowance for credit losses for the difference between the amortized cost basis of a financial instrument and the amount the entity expects to collect over the instrument’s contractual life after consideration of historical experience, current conditions, and reasonable and supportable forecasts. This standard also introduces targeted changes to the available-for-sale debt securities impairment model. It eliminates the concept of other-than-temporary impairment and requires an entity to determine whether any impairment is the result of a credit loss or other factors. ASU 2016-13 is effective for nonpublic entities in fiscal years beginning after December 15, 2022. Early adoption is permitted. The Corporation is currently evaluating the impact of the adoption of ASU 2016-13 on the Condensed Consolidated Financial Statements.

Goodwill and other intangible assets

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update removes Step 2 of the goodwill impairment test under

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current guidance, which requires a hypothetical purchase price allocation. The new guidance requires an impairment charge to be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Upon adoption, the guidance is to be applied prospectively. ASU 2017-04 is effective for nonpublic entities in fiscal years beginning after December 15, 2021, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Corporation is currently evaluating the impact of the adoption of ASU 2017-04 on the Condensed Consolidated Financial Statements.

Income taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 remove certain exceptions to the general principles in ASC Topic 740. The amendments also clarify and amend existing guidance to improve consistent application. The amendments are effective for nonpublic entities in fiscal years beginning after December 15, 2021, with early adoption permitted. The transition method (retrospective, modified retrospective, or prospective basis) related to the amendments depends on the applicable guidance, and all amendments for which there is no transition guidance specified are to be applied on a prospective basis. The Corporation is currently evaluating the impact of ASU 2019-12 on the Condensed Consolidated Financial Statements.

3. Investment securities

The following tables present cost or amortized cost and fair values of investments as of December 31, 2019 and September 30, 2020, respectively:

December 31, 2019	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)
Investment securities, held-to-maturity
U.S. government and government agencies and authorities	$663	$22	$—	$685

Investment securities, available-for-sale
U.S. government and government agencies and authorities	56,382	46	—	56,428

Total investment securities	$57,045	$68	$—	$57,113

September 30, 2020	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)
Investment securities, held-to-maturity
U.S. government and government agencies and authorities	$694	$55	$—	$749

Investment securities, available-for-sale
U.S. government and government agencies and authorities	109,712	765	—	$110,477

Total investment securities	$110,406	$820	$—	$111,226

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the amortized cost and fair value of debt securities as of September 30, 2020, by contractual maturity:

	Held-to-maturity		Available-for-sale
September 30, 2020	Amortized cost	Fair value	Amortized Cost	Fair value
	(in thousands)
Due within one year	$265	$271	$12,031	$12,179
Due after one year through five years	319	330	86,183	86,781
Due after five years through ten years	—	—	11,498	11,517
Due after ten years	110	148	—	—

Total	$694	$749	$109,712	$110,477

For the nine month periods ended September 30, 2019 and 2020, respectively, net investment income was derived from the following sources:

	Nine months ended September 30,
	2019	2020
	(in thousands)
Cash and cash equivalents	686	108
Short-term investments	1,927	1,141
Investment securities	534	977

Net investment income	3,147	2,226

Proceeds from sales and maturities of investment securities and related gross realized gains (losses) included within net investment income were as follows for the nine month periods ended September 30, 2019 and 2020, respectively:

	Nine months ended September 30,
	2019	2020
	(in thousands)
Proceeds from sales of investment securities	$172,164	$166,024
Proceeds from maturities of investment securities	52,061	56,701

Gross realized gains	49	540
Gross realized losses	(1)	—

Net realized gains (losses)	$48	$540

As of December 31, 2019 and September 30, 2020, the Corporation had $3.7 million and $3.7 million, respectively, in deposits with various states and regulatory bodies.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Fair value measurements

The following table presents a summary of fair value measurements for items that are measured at fair value on a recurring basis as of December 31, 2019 and September 30, 2020, respectively:

December 31, 2019	Level 1	Level 2	Level 3	Total fair value
	(in thousands)
U.S. government and government agencies	$—	$56,428	$—	$56,428

Total assets at fair value	$—	$56,428	$—	$56,428

Derivative liabilities		—	138,561	138,561
Warrants payable		—	17,672	17,672

Total liabilities at fair value	$—	$—	$156,233	$156,233

September 30, 2020	Level 1	Level 2	Level 3	Total fair value
	(in thousands)
U.S. government and government agencies	$—	$110,477	$—	$110,477

Total assets at fair value	$—	$110,477	$—	$110,477

Derivative liabilities	—	—	51,086	51,086
Warrants payable	—	—	49,402	49,402

Total liabilities at fair value	$—	$—	$100,488	$100,488

See Note 10 “Notes and securities payable”, Note 11 “Warrants payable”, and Note 12 “Derivative liabilities” for additional information regarding liabilities.

The fair value of convertible securities is based on level 3 inputs. The estimated fair value of the convertible securities was $251.9 million at December 31, 2019, and $380.6 million at September 30, 2020. The significant unobservable inputs used in the Black-Scholes model to measure the convertible securities and derivative liabilities as of December 31, 2019 and September 30, 2020, are as follows: (the stock price and strike price are presented in thousands):

December 31, 2019	Convertible securities	Derivative liabilities
Beginning stock price (total value)	$305,132 - $357,802	$305,132 - $357,8022
Strike price (total value)	$462,012 - $531,315	$462,012 - $965,184
Expected volatility	45% - 49%	45% - 49%
Expected term	2-3 years	2-3 years
Risk-free interest rate	1.58% - 1.62%	1.58% - 1.62%
Discount factor	15%	15%

September 30, 2020	Convertible securities	Derivative liabilities
Beginning stock price (total value)	$617,625 - $661,263	$617,625 - $661,263
Strike price (total value)	$411,348 - $500,418	$620,545 - $868,821
Expected volatility	51% - 58%	51% - 58%
Expected term	0-2 years	0-2 years
Risk-free interest rate	0.10% - 0.13%	0.10% - 0.13%
Discount factor	14%	14%

The stock price and strike price were used in multiple scenarios as part of the with and without approach to determine the fair value of convertible securities, and the derivative liabilities were calculated on a total value

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basis. The stock price was calculated as the product of (i) the estimated number of conversion shares under the scenarios and (ii) the value per Series D preferred share at the valuation date. The strike price was equal to the effective value received by the holder upon the conversion of the convertible securities under the scenarios, calculated as the product of (i) principal and accrued interest at the conversion date and (ii) 1 / discount factor.

The significant unobservable inputs used in the Black-Scholes model to measure the warrants payable that are categorized within Level 3 of the fair value hierarchy, as of the years ended December 31, 2019 and September 30, 2020, respectively, are as follows:

December 31, 2019	Preferred stock purchase warrants	Common stock purchase warrants
Beginning stock price	$10.27	$7.19
Strike price	$17.27	$1.04
Expected volatility	45% - 49%	81.1% - 84.6%
Expected term	2-3 years	2-3 years
Risk-free interest rate	1.58% - 1.62%	1.58% - 1.62%
Discount factor	15%	15%

September 30, 2020	Preferred stock purchase warrants	Common stock purchase warrants
Beginning stock price	$19.77	$19.49
Strike price	$17.27	$1.04
Expected volatility	51% - 58%	58% - 59%
Expected term	0-2 years	0-2 years
Risk-free interest rate	0.10% - 0.13%	0.10% - 0.13%
Discount factor	14%	14%

Changes in the value of level 3 assets are as follows:

	Convertible securities	Derivative liabilities	Warrants payable	Total
	(in thousands)
Balance, December 31, 2019	$251,885	$138,561	$17,672	$408,118
Issuances	—	—	—	—
Settlements	—	—	—	—
Transfers in	—	—	—	—
Transfers out	—	—	—	—
Total realized losses (gains)	128,758	(87,475)	31,730	$73,013

Balance, September 30, 2020	$380,643	$51,086	$49,402	$481,131

There were no transfers in and out of Level 3 financial assets or liabilities for the nine month periods ended September 30, 2019 or 2020.

5. Acquisition

On February 28, 2019, the Corporation entered into a securities purchase agreement with Censeo Health, LLC, to acquire 100% of the outstanding equity interests of Principium Health, LLC (“Principium”) and Medical Service Professionals of NJ, LLC (“MSPNJ”), providers of in-home chronic care management services, for a total purchase price of approximately $1.4 million. The goodwill resulting from the transaction that was recorded by the Corporation was approximately $1.2 million.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Healthcare receivables

Included within healthcare receivables are pharmaceutical rebates which are accrued as they are earned and estimated based on contracted rebate rates, eligible amounts submitted to the manufacturers by the Corporation’s pharmacy manager, pharmacy utilization volume and historical collection patterns. As of December 31, 2019 and September 30, 2020, the Corporation recognized rebate receivables of approximately $17.5 million and $24.3 million, respectively. In addition to pharmaceutical rebates, Medicare Part D settlement receivables, member premium receivables and other CMS receivables included in the balance totaled $8.3 million and $10.0 million at December 31, 2019 and September 30, 2020, respectively.

7. Related party transactions

Related party agreements

The Corporation has various contracts with IJKG Opco LLC (d/b/a CarePoint Health—Bayonne Medical Center), Hudson Hospital Opco LLC (d/b/a CarePoint Health—Christ Hospital) and Hoboken University Medical Center (“HUMC”) Opco LLC (d/b/a CarePoint Health—Hoboken University Medical Center), which collectively do business as the CarePoint Health System (“CarePoint Health”). CarePoint Health is ultimately held and controlled by Mr. Vivek Garipalli, the Chief Executive Officer and stockholder of the Corporation. The Corporation contracts with CarePoint Health for the provision of inpatient and hospital-based outpatient services. Expenses and fees incurred related to these contracts, recorded in net medical claims incurred were $9.4 million and $5.3 million for the nine month periods ended September 30, 2019 and 2020, respectively.

Securities payable to related parties

The Corporation has entered into various securities payable with certain related parties as further discussed in Note 10 “Notes and securities payable”.

8. Goodwill and other intangible assets

Other intangible assets were $3.0 million and $3.0 million as of December 31, 2019 and September 30, 2020, respectively. The other intangible assets consist of licenses with indefinite useful lives that are related to Certificates of Operating Authority in 45 states and the District of Columbia. Goodwill was $1.2 million as of December 31, 2019, and $1.2 million as of September 30, 2020. Intangible assets with indefinite useful lives and goodwill are not amortized but are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the assets may be impaired. As of December 31, 2019 and September 30 2020, there were no circumstances that indicate that the carrying amount of intangible assets deemed to have an indefinite useful life may not be recoverable. No impairment was recorded during the nine month periods ended September 30, 2019 and 2020, respectively.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Unpaid claims

Activity in the liability for unpaid claims, including claims adjustment expenses, is summarized as follows:

Nine months ended September 30,	2019	2020
	(in thousands)
Gross balance, beginning of period	$54,004	$77,886
Less: reinsurance recoverable, beginning of period	(12,344)	—

Net balance, beginning of period	41,660	77,886
Incurred related to:
Current year	340,079	425,941
Prior years	(2,638)	(15,401)

Total incurred	337,441	410,540
Paid related to:
Current year	279,545	339,252
Prior years	36,888	55,559

Total paid	316,433	394,811
Net balance, end of period	62,668	93,615
Plus: reinsurance recoverable, end of period	—	—

Gross balance, end of period	$62,668	$93,615

Unpaid claims as of September 30, 2020, were $93.6 million. As of September 30, 2020, $55.6 million has been paid for incurred claims and claims adjustment expenses attributable to insured events of prior years. The favorable development recognized in 2020 resulted from the actual experience developing differently from estimates as of December 31, 2019. Original estimates are increased or decreased, as additional information becomes known regarding individual claims. The ratio of current year medical claims paid as a percent of current year net medical claims incurred was 82.2% for the nine month period ended September 30, 2019, and 79.6% for the nine month period ended September 30, 2020.

The Corporation did not have any significant changes in methodologies or assumptions used in the calculation of the liability for unpaid claims or claims adjustment expenses.

The Corporation uses a variety of standard actuarial techniques to establish unpaid claims reserves. Management estimates are supported by the Corporation’s annual actuarial analysis. The Corporation utilized an in-house actuary to review the adequacy of unpaid claim and unpaid claim adjustment expense. Management believes that the current reserves are adequate based on the available information. The estimation of claim costs is inherently difficult and requires significant judgement. The estimation has considerable inherent variability can vary significantly depending upon several factors, including medical cost trends and claim payment patterns, general economic conditions and regulatory changes. Only time and the eventual resolution of each claim will determine whether the claim reserves will ultimately prove to be adequate. The time value of money is not taken into account for the purposes of calculating the liability for unpaid claims.

10. Notes and securities payable

Non-convertible notes

On March 21, 2017, the Corporation entered into a loan facility (the “Loan Facility) for an aggregate principal amount of $60.0 million. In March 2017, the Corporation drew down $40.0 million under the Loan

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Facility. The proceeds were used to pay all obligations under a $30.0 million 2015 senior secured note, and to provide additional working capital for the Corporation’s subsidiaries. The Loan Facility is secured by the assets of the Corporation. The initial obligation has a maturity date of March 1, 2022, and is subject to an interest rate of 11%, payable monthly, with the majority of principal payments commencing 36 months prior to the maturity date. In October 2017, the Corporation drew down the remaining $20.0 million under the Loan Facility. The additional obligation has a maturity date of October 1, 2022, and is subject to an interest rate of 11.25%, payable monthly, with the majority of principal payments commencing 36 months prior to the maturity date. In conjunction with the Loan Facility, the Corporation issued warrants. See Note 11 “Warrants payable” for additional information.

The Corporation capitalized approximately $0.3 million of debt issuance costs associated with the Loan Facility, which are being amortized using the effective interest method over the term of the Loan Facility.

The carrying amount of the Loan Facility was approximately $49.3 million and $35.6 million at December 31, 2019 and September 30, 2020, respectively. Amortization of debt discounts associated with the warrants and debt issuance costs was approximately $0.3 million and $0.2 million during the nine month periods ended September 30, 2019 and 2020, respectively. Interest expense was approximately $4.8 million and $3.5 million during the nine month periods ended September 30, 2019 and 2020, respectively. The effective interest rate was 11.77% and 11.78% during the nine month periods ended September 30, 2019 and 2020, respectively.

Bridge loan

In connection with the Convertible Securities Purchase Agreement (the “Convertible Agreement”) effective December 27, 2018, discussed in the “Convertible securities” section below, the Corporation entered into a series of non-convertible promissory notes agreements (“Bridge Loan”) with qualified institutional buyers for an aggregate principal amount of $30.0 million for the purpose of providing additional working capital for the Corporation’s subsidiaries. The Bridge Loan was issued to the Corporation on a bridge basis upon execution of the Convertible Agreement and accrued interest at a rate of 10%. The outstanding Bridge Loan balance at February 21, 2019 of approximately $30.4 million, inclusive of accrued interest, was settled through the issuance of convertible securities under the first tranche of the Convertible Agreement. Interest expense was approximately $0.4 million during the nine month period ended September 30, 2019, and there was no interest expense during the nine month period ended September 30, 2020.

Convertible securities

On December 27, 2018, the Corporation entered into a Convertible Agreement with qualified institutional buyers, including entities affiliated with the Corporation, for an aggregate principal amount of up to $500.0 million to support the Corporation’s growth in the MA market. The convertible securities were issued during 2019 in multiple tranches and at December 31, 2019, the Corporation’s principal balance of borrowings under the Convertible Agreement was approximately $373.8 million, consisting of $343.4 million proceeds and $30.4 million related to the settlement of the Bridge Loan. The convertible securities bear a yield (“interest”) at the increasing rates noted below which compound semi-annually, and mature April 1, 2023 (“End Date”), unless earlier converted, repurchased, or extended, as discussed below.

The interest rate and embedded feature discount factor vary based on the length of time elapsed from the issue date of the securities. The interest rates begin at 6.5% for the first twelve-month period through the first anniversary of the security issue date, increasing ratably on a semi-annual basis, to 13.5% at the third anniversary of the security issue date until the convertible securities cease to be outstanding. The embedded feature discount

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factors begin at 75% for the first twelve-month period through the first anniversary of the security issue date, decreasing ratably on a semi-annual basis, to 55% at the forty-two month anniversary of the security issue date until the convertible securities cease to be outstanding.

The securities issued as part of the Convertible Agreement contain the following embedded features, some of which contain components of both conversion and redemption features: mandatory conversion in a qualified public offering (“QPO”), financing conversion (security holder election), extraordinary event conversion (security holder election), end date conversion (security holder election), redemption upon default, Corporation repurchase (Corporation election), and extended end date conversion (Corporation election).

In the mandatory conversion in a QPO, financing conversion, and extraordinary event conversion, the outstanding principal and accrued interest will convert into capital or preferred stock, pursuant to the terms of the Convertible Agreement based on a conversion price calculated as the lesser of (i) the price per share at which the Corporation’s equity securities are issued to the public in the applicable transaction multiplied by the discount factor in effect and (ii) a price per share equal to (x) US$2.5 billion, divided by (y) the number of shares of common stock outstanding as of the closing of the applicable transaction on an as-converted, as-exercised basis as defined in the Convertible Agreement.

In the end date conversion, the outstanding principal and accrued interest will convert into shares of senior preferred stock or most recent preferred stock. Shares are calculated as principal and accrued interest divided by the applicable conversion price. Conversion price is the lowest of (i) the product obtained by multiplying (x) the lowest price per share at which the Corporation issued applicable preferred stock, by (y) the discount factor, and (ii) the lowest price per share at which the Corporation issued its most recently authorized series of preferred stock and (iii) a price per share equal to (x) US$2.5 billion, divided by (y) the number of shares of common stock outstanding as of the conversion on an as-converted, as-exercised basis as defined in the Convertible Agreement.

Upon the occurrence of any event of default, all accrued but unpaid expenses, and the principal and accrued interest will be immediately due and payable in full. In the event of Corporation repurchase, the Corporation would pay the security holders an amount equal to the portion being repurchased, divided by the discount factor and issuing to the security holders a warrant for a number of repurchase warrant shares equal to the repurchase amount divided by the repurchase warrant share price, with the warrant having an exercise price equal to the repurchase warrant share price. Repurchase warrant share price is calculated as the lower of (a) lowest price at which the repurchase warrant shares were originally issued and (b) the quotient obtained by dividing (x) US $2.5 billion, divided by (y) the number of shares of common stock outstanding as of the date of issuance of the applicable repurchase warrant on an as-converted, as-exercised basis as defined in the Convertible Agreement.

The Corporation may elect to extend the end date until the earlier of (i) a deemed liquidation event and (ii) the end of a period designated by the Corporation of not less than 15 days and not more than 180 days (if the security holder is an original security holder or an affiliate of the original security holder), or otherwise 365 days (if the security holder is not an original security holder or an affiliate of such security holder), following the original end date.

Certain conversion features were determined to be share-settled redemption features. The Corporation analyzed the embedded features for derivative accounting consideration and determined the following:

•

The redemption feature in the mandatory conversion in a QPO, financing conversion and extraordinary event conversion features meet the requirements to be accounted for separately from the debt host as a derivative because the feature is not clearly and closely related to the debt host, the debt host. See Note 12 “Derivative liabilities” for additional information.

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•	The extended end date feature requires separate accounting as a derivative. See Note 12 “Derivative liabilities” for additional information.

•

The end date conversion feature represents a BCF with an intrinsic value that exceeded the approximately $373.8 million principal balance of the convertible securities. The BCF was recorded within equity in additional-paid-in-capital and as a discount to the convertible securities in an amount equal to the full principal amount of the securities, thus reducing the carrying value of the convertible securities to zero. The discount of $373.8 million is being accreted to the principal amount over the term of the securities, assuming a maturity of April 1, 2023, using the effective interest method. The accretion is recognized in amortization of notes and securities discounts on the Condensed Consolidated Statements of Operations and Comprehensive Loss.

•	The other embedded features are clearly and closely related to the debt host and do not require separate accounting as a derivative.

Since the carrying amount of the convertible securities was initially recognized as $0, debt issuance costs incurred in the amount of approximately $0.4 million were expensed on the Condensed Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2019. The carrying amount of the convertible securities was approximately $27.1 million and $60.8 million at December 31, 2019 and September 30, 2020, respectively. Unamortized discount was approximately $358.3 million and $343.5 million at December 31, 2019 and September 30, 2020, respectively. Amortization of the debt discount was approximately $9.8 million and $14.9 million during the nine month periods ended September 30, 2019 and 2020, respectively. Interest expense on the convertible securities was approximately $10.5 million and $22.0 million during the nine month periods ended September 30, 2019 and 2020, respectively. The effective interest rate, inclusive of amortization of the discount and the contractual rate, was in excess of 100% during the year ended December 31, 2019, as a result of the beginning convertible securities carrying value of $0. The end date conversion feature represents a BCF with an intrinsic value of $2.3 billion.

The Corporation was in compliance with all applicable financial and non-financial covenants under its financing arrangements for all periods presented.

2020 Convertible Note

On September 25, 2020, Seek Insurance Services, Inc.(“Seek”), the Corporation’s wholly-owned subsidiary, entered into a note purchase agreement (the “Seek Convertible Note Agreement”) with a third party investor, and issued a note for a principal of $20.0 million. The principal borrowed as of September 30, 2020, was $20.0 million. The note bears simple interest at an annual rate of 8% and matures on September 25, 2023, unless earlier accelerated, converted, or paid in full, as discussed below.

The outstanding principal and any accrued but unpaid interest will become immediately due and payable at the election of the note holder upon the occurrence of any Event of Default as defined in the note.

Under the terms of the note Seek is obligated to repurchase the note or any shares issued upon conversion thereof for an aggregate cash purchase price equal to the outstanding principal and accrued but unpaid interest thereunder if by December 24, 2020 (i) Seek and the note holder have not entered into a binding strategic commercial partnership agreement or (ii) Seek, the Corporation and note holder have not agreed and finalized amended and restated organizational documents

The outstanding principal and accrued but unpaid interest will convert into a minority equity interest in Seek if prior to maturity, repayment or conversion of the note: (1) the note holder elects to convert the note, (2) upon

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the closing of Seek’s next equity financing; or (3) upon consummation of an initial public offering of Seek’s common stock or a special purpose acquisition company (“SPAC”) or reverse merger transaction with Seek.

The Corporation analyzed the embedded features for derivative accounting consideration and determined that the features are clearly and closely related to the debt host and do not require separate accounting as a derivative.

The carrying amount of the note was $0 million and $19.9 million at December 31, 2019 and September 30, 2020, respectively. The Corporation capitalized $0.1 million of issuance costs which are being amortized using the effective interest method over the term of the note. Unamortized debt issue costs were $0 million and $$0.1 million at December 31, 2019 and September 30, 2020, respectively. Amortization of the debt issue costs and interest expense on the note were $0 million and immaterial during the nine-month periods ended September 30, 2019 and 2020, respectively.

11. Warrants payable

In conjunction with the Loan Facility effective March 21, 2017, the Corporation issued warrants to purchase 1,266,284 shares of the Corporation’s Series D preferred stock at an exercise price of $9.3778 per share, which expire on September 30, 2027. The warrants are exercisable at any time and up to the expiration date. In the event of an automatic conversion of the preferred stock prior to the exercise of the warrants, the warrants shall be exercisable in common stock. The warrants were accounted for as derivative instruments and the initial fair value of approximately $1.2 million, which was calculated using a Black-Scholes based valuation model, was recorded as a discount to the carrying amount of the Loan Facility. This discount is being amortized using the effective interest method over the term of the Loan Facility. The warrants were recorded as liabilities and are being marked to market at each reporting period. In the event of a change of control, the Lender may elect to exchange its warrants for a cash amount equal to $10.0 million.

In September 2015, the Corporation issued warrants to purchase 2,100,000 shares of the Corporation’s common stock at an exercise price of $1.04219 per share which expire on September 2, 2022. The warrants are exercisable at any time up to the expiration date. The warrants are also contingently exercisable for an additional 2,100,000 shares based proportionally on the aggregate principal amounts of additional notes borrowed by the Corporation. The warrants are being recorded at fair value and are reflected as liabilities on the Corporation’s Condensed Consolidated Balance Sheets at each reporting period. See Note 5 “Acquisition” for additional information.

12. Derivative liabilities

In connection with the $373.8 million convertible securities issued in 2019, the Corporation determined that certain of the conversion and redemption features were embedded derivatives which have been bifurcated from the host instrument and accounted for as embedded derivative instruments. The Corporation recognized a $134.1 million loss and a $87.5 million gain related to derivative liabilities during the nine month periods ended September 30, 2019 and 2020, respectively. The aggregate loss was recognized in loss (gain) on derivative in the Condensed Consolidated Statements of Operations and Comprehensive Loss. The fair value of embedded derivatives was $138.6 million and $51.1 million at December 31, 2019 and September 30, 2020, respectively, and is included as derivative liabilities in the Corporation’s Condensed Consolidated Balance Sheets. See Note 4 “Fair value measurements” and Note 10 “Notes and securities payable” for additional information.

13. Letter of credit

On April 19, 2018, the Corporation entered into a secured letter of credit agreement (“the Letter”) for an amount up to an aggregate of $2.5 million with a commercial lender that expires on April 19, 2021. The Letter

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bears an interest rate of 1%. There was an unused balance of $2.5 million and $2.5 million as of December 31, 2019 and September 30, 2020, respectively.

14. Leases

Operating leases

The Corporation leases office space in New Jersey, Tennessee, and San Francisco under non-cancelable operating leases, further described below. For each lease the Corporation recorded a ROU asset and lease liability at the earlier of the ASC 842 effective date or lease commencement date. The Corporation utilizes the straight-line method of recognizing lease expense. However, the Corporation is required to pay certain variable executory costs, including common area maintenance, real estate taxes, and insurance that are expensed as incurred. These variable costs are excluded from the measurement of leases. The Corporation is not reasonably certain that it will exercise the renewal options described in the individual lease descriptions below. Therefore, these options are not recognized as part of the ROU asset and lease liability.

The Corporation subleases certain of its leases to third parties for which it receives rental income to manage occupancy costs. These subleases are classified as operating and are further described below.

Montgomery leases:

On September 28, 2016, the Corporation entered into an agreement to lease 23,390 square feet of office space on the 15th floor at 30 Montgomery Street, Jersey City, New Jersey (the “Montgomery Lease”). The lease expires September 30, 2027 with one option to renew for 5 years.

On July 26, 2017, the Corporation entered into a first amendment to the lease (the “Montgomery First Amendment”). The Montgomery First Amendment added approximately 11,101 square feet on the 14th floor. The lease for the 14th floor expires August 31, 2023 with one option to renew for 5 years.

The Corporation entered into an agreement to sublease the 14th floor which commenced October 4, 2019 (the “Montgomery Sublease”). The Corporation receives rental income for this sublease which has a lease term through March 31, 2021.

The Corporation uses the long-lived assets impairment to determine when to test ROU assets (or asset groups that contain one or more ROU assets) for impairment, whether ROU assets are impaired, and if so, the amount of the impairment loss to recognize. The sublease income expected to be received under the Montgomery Sublease is less than the amount to be paid under the Montgomery Lease for the sublease term, which indicated that the Montgomery Lease may not be recoverable. Upon execution of the sublease agreement, the Corporation reassessed the asset group and determined that the lowest level of identifiable cash flows pertaining to the Montgomery Sublease was at the individual lease level. The asset group, comprised of both the ROU asset and corresponding leasehold improvements related to the 14th floor of the Montgomery Lease, were determined to not be recoverable and were written down to their respective fair values with an impairment charge of $1.6 million recorded to general and administrative expenses in the Condensed Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2019.

San Francisco leases:

On June 29, 2015, the Corporation entered into an agreement to lease office space at 22 Fourth Street, San Francisco, California. The total rentable space is 16,374 square feet on the 6th floor.

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On January 15, 2016, the Corporation entered into a first amendment to the lease (the “San Francisco First Amendment”). The San Francisco First Amendment added approximately 16,374 square feet on the 5th floor.

On October 5, 2016, the Corporation entered into a second amendment to the lease (the “Second Amendment”). The Second Amendment added approximately 14,847 square feet on the 10th floor and extended the term of all floors through April 30, 2022.

On June 25, 2019, the Corporation entered into a sublease agreement to sublease the leased space of the 5th floor (the “5th Floor Sublease”). The 5th Floor Sublease expires contemporaneously with the Second Amendment on April 30, 2022.

At October 15, 2019, the Corporation entered into a sublease agreement to sublease the leased space of the 6th floor (the “6th Floor Sublease”). The 6th Floor Sublease expires contemporaneously with the Second Amendment on April 30, 2022.

Lyndhurst lease:

On February 28, 2019, the Corporation completed its acquisition of Principium and assumed its office lease located at 125 Chubb Avenue, Lyndhurst, New Jersey. The total rentable space is 3,308 square feet. The lease expires May 31, 2022 and has one option to renew for 5 years.

Tennessee lease:

On May 7, 2019, the Corporation entered into an agreement to lease office space at 725 Cool Springs Boulevard, Franklin, Tennessee. The total rentable space is 10,450 square feet. The lease expired on August 31, 2020, with the company entering into a new lease term that commenced on September 1, 2020 on a month-to-month basis.

Summary of lease costs recognized under ASC 842:

The following table contains a summary of the lease costs recognized under ASC 842 and other information pertaining to the Corporation’s operating leases for the nine month periods ended September 30, 2020:

Nine months ended September 30, 2020	(in thousands)
Operating lease cost	$3,425
Variable lease cost	554
Short-term lease cost	5
Sublease income	(2,322)

Total lease cost	$1,662

Other information
Cash paid for amounts included in the measurement of lease liabilities	$3,749
Weighted-average remaining lease term (in years)	4.5 years
Weighted-average discount rate	10.14%

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Pursuant to the terms of the Corporation’s non-cancelable lease agreements in effect at December 31, 2019, the following table summarizes the Corporation’s maturities of lease liabilities as of September 30, 2020:

Nine months ended September 30, 2020	(in thousands)
2020	$1,225
2021	4,995
2022	2,730
2023	1,408
2024	1,089
Thereafter	3,768
Total lease payments	$15,215

Less: imputed interest	(3,171)

Total	$12,044

15. Convertible preferred stock

During 2015, the Corporation issued 5,274,468 shares of Series A and 7,199,261 shares of Series A-1 preferred stock at $1.04219 per share for total proceeds of approximately $13.0 million. During 2015, the Corporation issued 10,338,818 shares of Series B preferred stock at $3.385 per share for total proceeds of approximately $35.0 million.

During 2016, the Corporation issued 19,066,809 shares of Series C preferred stock at $8.4002 per share for total proceeds of approximately $160.2 million. Issuance costs totaled approximately $0.4 million.

During 2017, the Corporation issued 20,749,216 shares of Series D preferred stock at $9.3778 per share for total proceeds of approximately $194.6 million. Issuance costs totaled approximately $0.3 million.

During 2018, the Corporation issued 4,798,566 additional shares of Series D preferred stock at $9.3778 per share for total proceeds of approximately $45.0 million. Issuance costs totaled approximately $0.5 million.

As of each balance sheet date, preferred stock consisted of the following ($ in millions, except for share amounts):

As of December 31, 2019	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred stock	5,274,468	5,274,468	$5.5	$5.5	5,274,468
Series A-1 Preferred stock	7,199,261	7,199,261	7.5	30.0	7,199,261
Series B Preferred stock	10,338,818	10,338,818	35.0	35.0	10,338,818
Series C Preferred stock	19,066,809	19,066,809	160.2	160.2	19,066,809
Series D Preferred stock	33,256,730	25,547,782	239.6	239.6	25,547,782

	75,136,086	67,427,138	$447.7	$470.3	67,427,138

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As of September 30, 2020	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred stock	5,274,468	5,274,468	$5.50	$5.50	5,274,468
Series A-1 Preferred stock	7,199,261	7,199,261	7.5	30	7,199,261
Series B Preferred stock	10,338,818	10,338,818	35	35	10,338,818
Series C Preferred stock	19,066,809	19,066,809	160.2	160.2	19,066,809
Series D Preferred stock	33,256,730	25,547,782	239.6	239.6	25,547,782

	75,136,086	67,427,138	$447.70	$470.30	67,427,138

The holders of the preferred stock have rights, preferences and privileges as follows:

Dividends

The Series A and Series A-1 dividend rate is $0.08338 per share of Series A preferred stock per annum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A and Series A-1 preferred stock. The Series B rate is $0.2708 per share of Series B preferred stock per annum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series B preferred stock. The Series C rate is $0.67202 per share of Series C preferred stock per annum, subject to appropriate adjustment in the event of any stock split, combination or other similar recapitalization with respect to the Series C preferred stock. The Series D rate is $0.750224 per share of Series D preferred stock per annum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series D preferred stock.

The Corporation cannot declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the outstanding preferred stock will first receive (on a pari passu basis), or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount equal to the greater of (a) the applicable dividend rate (as listed above) or (b) an amount that such holders of the preferred stock would receive on a pari passu basis with the holders of common stock if such shares of preferred stock had been converted to common stock. The holders of the outstanding preferred stock can waive any dividend preference that the holders are entitled to receive upon the affirmative vote or written consent of the holders of a majority of the shares of outstanding preferred stock (voting together as a single class and on as-converted to common stock basis).

Voting

Each holder of the outstanding share of preferred stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Unless provided by law or any other provisions of the Certificate of Incorporation, holders of preferred stock can vote together with the holders of common stock as a single class on all matters presented to the stockholders of the Corporation.

Conversion

Each share of preferred stock can be converted at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into a number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

applicable common conversion price (as defined below) in effect at the time of conversion. The “Series A conversion price” will initially be equal to the Series A-1 original issue price. The “Series B conversion price” will initially be equal to the Series B original issue price. The “Series C conversion price” will initially be equal to the Series C original issue price. The “Series D conversion price” will initially be equal to the Series D original issue price. The “applicable conversion price” is defined as the Series A conversion price with respect to the Series A preferred stock, the Series A-1 conversion price with respect to the Series A-1 preferred stock, the Series B conversion price with respect to the Series B preferred stock, the Series C conversion price with respect to the Series C preferred stock, and the Series D conversion price with respect to the Series D preferred stock. Each applicable conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, is subject to adjustment as provided below.

In the event of liquidation, dissolution or winding up of the Corporation or a deemed liquidation event, the conversion rights will terminate at the close of business on the last full day preceding the date fixed for the payment of such amounts distributable on such event to the holders of preferred stock.

No fractional shares of common stock can be issued upon conversion of the preferred stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair value of a share of common stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of preferred stock the holder is at the time converting into common stock and the aggregate number of shares of common stock issuable upon conversion.

The preferred stock of the Corporation is subject to broad based weighted-average anti-dilution subject to customary carveouts.

Redemption

The preferred stock is not mandatorily redeemable. Any shares of preferred stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of preferred stock following redemption.

16. Employee benefit plans

Employee savings plan

The Corporation has a defined contribution retirement savings plan (“the 401(k) Plan”) covering eligible employees, which includes matching contributions based on the amount of employees’ contributions to this plan. The Corporation contributes to the 401(k) Plan annually 100% of the first 4% compensation that is contributed by the employee up to 4% of eligible annual compensation. The Corporation’s service contributions to the 401(k) Plan amounted to approximately $1.0 million and $1.0 million for the nine month periods ended September 30, 2019 and 2020, respectively, and are included in salaries and benefits on the Condensed Consolidated Statements of Operations and Comprehensive Loss. The Corporation’s cash match is invested pursuant to the participant’s contribution direction. Employer contributions are immediately 100% vested.

Stock-based compensation

The Corporation’s 2014 Equity Incentive Plan (“the Plan”) grants options of common stock, par value $0.0001 per share, to employees, directors, officers and consultants of the Corporation. The maximum number of

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

common shares reserved for issuance over the term of the Plan may not exceed 17,917,902 shares as of December 31, 2019, and 22,521,770 as of September 30, 2020. Shares that are expired, terminated, surrendered or canceled under the Plan without having been fully exercised will be available for future awards. As of December 31, 2019 and September 30, 2020, there were 13,630,783 and 18,034,183, respectively, outstanding options and common stock issued under the Plan, leaving 4,287,119 and 4,487,587 shares, respectively, remaining for future grants, assuming all stock options were granted. Shares may be issued from authorized but unissued Corporation stock.

The Plan is administered by the Board. The options will be subject to the terms and conditions applicable to options granted under the Plan, as described in the Plan and the applicable stock option grant agreement. The exercise prices, vesting and other restrictions are determined at the discretion of the Board, except that the exercise price per share of incentive stock options may not be less than 100% of the fair value of the common stock on the date of grant. Stock options awarded under the Plan expire ten years after the grant date. Vesting periods for awards under The Plan are determined at the discretion of the Board. Incentive stock options and non-statutory options granted to employees, directors, officers and consultants of the Corporation typically vest over four years.

As part of the Plan, the Corporation may also grant some of its employees restricted stock awards. The fair value of each stock award is determined based on the fair value of the Corporation’s common shares on the date of grant. The total estimated fair value is amortized as an expense over the requisite service period as determined by the Board.

The Corporation granted options to purchase 3,589,365 and 6,866,351 shares of common stock during the nine month periods ended September 30, 2019 and 2020, respectively. The Corporation recorded stock-based compensation expense for options granted of $2.6 million and $4.9 million during the nine month periods ended September 30, 2019 and 2020, respectively, presented in salaries and benefits in the accompanying Condensed Consolidated Statements of Operations and Comprehensive Loss. During the nine month periods ended September 30, 2019 and 2020, the Corporation granted no shares of restricted stock.

Stock option valuation

The assumptions that the Corporation used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted for the nine month periods ended September 30, 2019 and 2020, respectively, were as follows:

Nine month ended September 30,	2019	2020
Weighted-average risk-free interest rate	1.99%	0.84%
Expected term (in years)	6.29	4.66
Expected volatility	28.21%	34.60%
Expected dividend yield	0.00%	0.00%

A summary of option activity under the Plan during the nine month period ended September 30, 2020 is as follows:

	Number of options	Weighted-average exercise price
Outstanding, January 1, 2020	13,630,783	3.06

Granted during 2020	6,866,351	7.29
Exercised	(361,975)	3.12
Forfeited	(2,100,976)	3.80

Outstanding, September 30, 2020	18,034,183	4.58

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The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Corporation’s common stock for those stock options that had exercise prices lower than the fair value of the Corporation’s common stock.

In February 2020, the Corporation granted 1,774,408 of non-qualified stock options which were determined to have implied market conditions attached to their vesting schedule. As such, these options are valued using a Monte Carlo valuation model to estimate each share’s fair value as of the grant date. The Monte Carlo valuation model uses multiple simulations to evaluate the probability of achieving certain stock prices, the outputs of which are utilized to determine the grant date fair value of these options. Based on the Monte Carlo simulation, the grant date fair value of these options was determined to be $2.45, and the Corporation recognized approximately $1.3 million in related stock compensation expense for the nine month period ended September 30, 2020, respectively.

The weighted-average grant date fair value of stock options granted during the nine month periods ended September 30, 2019 and 2020 was $0.00 and $2.10 per share, respectively. As of December 31, 2019 and September 30, 2020, there was approximately $9.0 million and $16.1 million, respectively, of unrecognized stock-based compensation expense related to unvested stock options. The unrecognized stock-based compensation expense is estimated to be recognized over a period of 2.7 years as of September 30, 2020.

The total fair value of options vested during the nine month periods ended September 30, 2019 and 2020, was approximately $2.9 million and $4.3 million, respectively.

As of September 30, 2020, outstanding stock options, substantially all of which are expected to vest, had an aggregate intrinsic value of $165.1 million, and a weighted-average remaining contractual term of 7.99 years. As of September 30, 2020, there were 8,916,964 options exercisable under the Plan, with an aggregate intrinsic value of $94.2 million, a weighted-average exercise price of $3.18, and a weighted-average remaining contractual term of 6.98 years. The total intrinsic value of stock options exercised during the nine month periods ended September 30, 2019 and 2020 was $1.1 million and $1.6 million, respectively. Cash received from stock option exercises during the nine month periods ended September 30, 2019 and 2020 totaled $0.6 million and $1.0 million, respectively.

Pursuant to the Plan agreement, employees may exercise options at any time while maintaining the original vesting period. The proceeds from exercise of unvested options are recorded as a liability until the option vests at which time the liability is reclassified to equity. If the employee terminates or otherwise forfeits an unvested option that has been exercised, the Corporation must redeem those shares at the original exercise price and remit payment of the forfeited portion of shares back to the employee.

Equity warrants

The Corporation entered into two separate scopes of work with certain providers to provide services to the Corporation. As part of the payment for the services the Corporation issued warrants, in November 2016 and December 2017. The warrants were issued to purchase 139,629 shares of common stock at an exercise price of $2.61 per share, and 122,052 shares of common stock at an exercise price of $3.45 per share. The warrants are exercisable comprising the vesting portion at any time up to and including the earlier of (a) the consummation of an Initial Public Offering (“IPO”); (b) the consummation of a transaction or series of related transactions that is deemed to constitute a liquidation, dissolution or winding up of the Corporation including a change in control or (c) on the 10 year anniversary of the date of issuance (the expiration date). The warrants are being recorded as equity awards, and compensation expense was recognized over the vesting period.

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As of September 30, 2020, there were 261,681 warrants exercisable under the Plan, substantially all of which are expected to vest, with an aggregate intrinsic value of $3.6 million, a weighted-average exercise price of $3.0 and a weighted-average remaining contractual term of 6.59 years. The total fair value of warrants vested during the nine month periods ended September 30, 2019 and 2020, was approximately $1.0 million and $4.0 million, respectively.

A summary of warrant activity during the nine month periods ended September 30, 2019 and 2020, respectively, is as follows:

	Number of warrants	Weighted-average exercise price
Outstanding, December 31, 2018	261,681	3
Granted during 2019	—
Exercised	—
Forfeited	—

Outstanding, September 30, 2019	261,681	3

Granted during 2020	—
Exercised	—
Forfeited	—

Outstanding, September 30, 2020	261,681	3

17. Income taxes

The consolidated effective tax rate for the nine month periods ended September 30, 2019 and 2020, was 0.0% and 0.0%, respectively. The Corporation believes that as of September 30, 2020, it had no material uncertain tax position. Interest and penalties related to unrecognized tax expense (benefits) are recognized in income tax expense, when applicable.

There were no material liabilities for interest and penalties accrued as of September 30, 2020.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the U.S. to provide certain relief as a result of the COVID-19 pandemic. In addition, governments around the world have enacted or implemented various forms of tax relief measures in response to the economic conditions in the wake of COVID-19. As of September 30, 2020, the Corporation has determined that neither the CARES Act nor changes to income tax laws or regulations in other jurisdictions had a significant impact on our effective tax rate.

18. Net loss per share

Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Nine months ended September 30,
	2019	2020
Net loss	$(285,066)	$(10,001)
Net loss attributable to common stockholders	$(285,066)	$(10,001)
Weighted average common shares outstanding—basic and diluted	42,491,451	42,849,576

Net loss per share attributable to common stockholders— basic and diluted	$(6.71)	$(0.23)

CLOVER HEALTH INVESTMENTS, CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Corporation’s potentially dilutive securities, which include stock options, preferred stock and warrants to purchase shares of preferred stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Corporation excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Nine months ended September 30,
	2019	2020
Options to purchase common stock	13,650,856	18,034,183
Convertible preferred stock (as converted to common stock)	67,427,138	67,427,138
Warrants to purchase common stock (as converted to common stock)	2,361,681	2,361,681
Warrants to purchase convertible preferred stock (as converted to common stock)	1,266,284	1,266,284

	84,705,959	89,089,286

19. Commitments and contingencies

Litigation

Various lawsuits against the Corporation may arise in the ordinary course of the Corporation’s business. Contingent liabilities arising from ordinary course litigation, income taxes and other matters are not expected to be material in relation to the financial position of the Corporation. At December 31, 2019 and September 30, 2020, respectively, there were no material known contingent liabilities arising outside the normal course of business.

Guaranty assessments

Under state guaranty assessment laws, including those related to state cooperative failures in the industry, the Corporation may be assessed, up to prescribed limits, for certain obligations to the policyholders and claimants of insolvent insurance companies that write the same line or lines of business as the Corporation.

20. Dividend restrictions

The Corporation’s regulated insurance subsidiaries are subject to regulations and standards in their respective jurisdictions. These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital and limit the timing and amount of dividends and other distributions that may be paid to their parent companies. Therefore, the Corporation’s regulated insurance subsidiaries ability to declare and pay dividends is limited by state regulations. Although such regulations do not specifically restrict the regulated insurance subsidiaries from paying dividends, they require the regulated insurance subsidiaries to be financially sound as determined by New Jersey Department of Banking and Insurance (“DOBI”). As of December 31, 2019 and September 30, 2020, respectively, neither the regulated insurance subsidiaries paid any dividends and may not do so until they meet those requirements and are granted permission to do so by DOBI.

Annex A

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III,

ASCLEPIUS MERGER SUB INC.,

and

CLOVER HEALTH INVESTMENTS, CORP.

dated as of October 5, 2020

i

(continued)

ii

(continued)

iii

(continued)

Exhibits

Exhibit A	Form of Certificate of Incorporation of Acquiror upon Domestication
Exhibit B	Form of Bylaws of Acquiror upon Domestication
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Employment Agreement
Exhibit E	Form of Incentive Equity Plan
Exhibit F	Form of Employee Stock Purchase Plan
Exhibit G	Form of Management Incentive Plan

iv

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of October 5, 2020 (this “Agreement”), is made and entered into by and among Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the First Effective Time (as defined below)) (“Acquiror”), Asclepius Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Clover Health Investments, Corp., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the First Effective Time (as defined below) and subject to the conditions of this Agreement, Acquiror shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Cayman Islands Companies Law (2020 Revision) (the “Domestication”);

WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in substantially the forms attached as Exhibits A and B hereto);

WHEREAS, in connection with the Domestication, (a) each then issued and outstanding share of Acquiror Class A Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Class A Common Stock”); (b) each then issued and outstanding share of Acquiror Class B Common Stock (as defined below) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock; (c) each then issued and outstanding warrant of Acquiror shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Class A Common Stock (“Domesticated Acquiror Warrant”), pursuant to the Warrant Agreement (as defined below); and (d) each then issued and outstanding unit of Acquiror (the “Cayman Acquiror Units”) shall convert automatically into a unit of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Units”), with each Domesticated Acquiror Unit representing one share of Domesticated Acquiror Class A Common Stock and one-third of one Domesticated Acquiror Warrant;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (a) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “First Merger”); (b) the surviving corporation of the First Merger will merge with and into Acquiror (the “Second Merger” and together with the First Merger, the “Mergers”), and (c) Acquiror will change its name to “Clover Health Investments, Corp.”;

WHEREAS, upon the First Effective Time (as defined below), all shares of the Company Capital Stock (as defined below) will be converted into the right to receive the Aggregate Merger Consideration as set forth in this Agreement;

WHEREAS, prior to the Closing Date (as defined below), the Company shall amend (or amend and restate) its Governing Documents (as defined below) to authorize the Company Class Z Common Stock (as defined below), which will be issued to the Excluded Holders in connection with the Pre-Closing Restructuring (as defined below) (the “Charter Amendment”);

WHEREAS, each of the parties hereto intends that, for United States federal income tax purposes, the Mergers, taken together, will constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations, to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations;

WHEREAS, the Board of Directors of the Company has (a) determined that it is advisable for the Company to enter into this Agreement and the documents contemplated hereby, (b) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Company’s stockholders;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders have each executed and delivered to Acquiror a Company Holders Support Agreement (as defined below) pursuant to which the Requisite Company Stockholders have agreed to, among other things, provide their written consent to (a) adopt and approve, upon the effectiveness of the Registration Statement, this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby, and (b) adopt and approve, in accordance with the terms and subject to the conditions of the Company’s Governing Documents, the Pre-Closing Restructuring Plan (as defined below) and effect the Pre-Closing Restructuring (as defined below);

WHEREAS, each of the Boards of Directors of Acquiror and Merger Sub has (a) determined that it is advisable for Acquiror and Merger Sub, as applicable, to enter into this Agreement and the documents contemplated hereby, (b) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Shareholders and sole shareholder of Merger Sub, as applicable;

WHEREAS, Acquiror, as sole shareholder of Merger Sub has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Mergers and in accordance with the terms hereof, Acquiror shall provide an opportunity to its shareholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents (as defined below) in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, on or prior to the date hereof, Acquiror entered into the Subscription Agreements (as defined below) with the PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from Acquiror shares of Domesticated Acquiror Class A Common Stock for an aggregate purchase price equal to at least the Minimum PIPE Investment Amount (as defined below), such purchases to be consummated substantially concurrently with the Closing (as defined below);

WHEREAS, at the Closing, the Surviving Corporation, the Sponsor, the Major Company Stockholders (as defined below), the Excluded Holders (as defined below) and their respective Affiliates, as applicable, and the other parties thereto, shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C, which shall be effective as of the Closing; and

WHEREAS, as an inducement of Acquiror to enter into this Agreement and concurrent with the execution and delivery of this Agreement, the employees of the Company who are listed in Section 6.1(h) of the Company Disclosure Letter will enter into an employment agreement in substantially the form attached hereto as Exhibit D with Acquiror and on the terms set forth in Exhibit D, each to be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:

“2020 Audited Financial Statements” has the meaning specified in Section 6.3(b).

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Class A Common Stock” means (a) prior to the Domestication, Class A ordinary shares, par value $0.0001 per share, of Acquiror, and (b) from and following the Domestication, shares of Domesticated Acquiror Class A Common Stock.

“Acquiror Class B Common Stock” means (a) prior to the Domestication, Class B ordinary shares, par value $0.0001 per share, of Acquiror, and (b) from and following the Domestication, shares of Domesticated Acquiror Class B Common Stock.

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means Acquiror Class A Common Stock and Acquiror Class B Common Stock.

“Acquiror Common Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror Cure Period” has the meaning specified in Section 10.1(g).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Securities” has the meaning specified in Section 5.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval of (a) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b)(ii), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose and (b) those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), (J), and (K) of Section 8.2(b)(ii), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents), in each case, at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Shareholders” means the shareholders of Acquiror as of immediately prior to the Second Effective Time.

“Acquiror Shareholders’ Meeting” has the meaning specified in Section 8.2(b).

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, as to any Person, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding, or investigation, subpoena or request for information, by or before any Governmental Authority.

“Actual Cash/Stock Ratio” means the quotient (expressed as a percentage) equal to (1) the Available Cash Consideration Amount, divided by (2) the sum of (x) the Available Cash Consideration Amount, plus (y) an amount equal to the Available Stock Consideration Amount, multiplied by $10.00.

“Adjusted Restricted Stock Award” has the meaning specified in Section 3.3(b).

“Adjusted Restricted Stock Unit Award” has the meaning specified in Section 3.3(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.12(a)(viii).

“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the First Effective Time or (ii) issuable upon, or subject to, the settlement of Options (whether or not then vested or exercisable), Restricted Stock Awards and Restricted Stock Unit Awards, in each case, that are issued and outstanding immediately prior to the First Effective Time, minus (b) the Treasury Shares outstanding immediately prior to the First Effective Time, minus (c) a number of shares equal to the Aggregate Option Exercise Price divided by the Per Share Merger Consideration; provided, that any Option with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Common Shares.

“Aggregate Merger Consideration” means, together, the Cash Consideration and the Stock Consideration.

“Aggregate Option Exercise Price” means the sum of the aggregate cash exercise prices of all Options outstanding, unexercised and in the money as of immediately prior to the First Effective Time.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(e).

“Ancillary Agreements” has the meaning specified in Section 11.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Audited Financial Statements” has the meaning specified in Section 4.8(a)(i).

“Available Acquiror Cash” has the meaning specified in Section 7.2(a).

“Available Cash Consideration Amount” means an amount (but not below zero) equal to: (1) $500,000,000, minus (2) the amount required to satisfy the Acquiror Share Redemption Amount (but prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, and (y) any Transaction Expenses or transaction expenses of Acquiror or its Affiliates).

“Available Stock Consideration Amount” means a number of shares of Acquiror Class B Common Stock equal to (1) the Maximum Implied Stock Consideration, minus (2) the aggregate amount of Acquiror Class B Common Stock to be paid in respect of Company Class Z Common Stock pursuant to Section 3.1(c), minus (3) the aggregate amount of Acquiror Class B Common Stock that would be issuable upon the net exercise or conversion, as applicable, of all Acquiror Options and Adjusted Restricted Stock Awards immediately after the First Effective Time, minus (4) the quotient obtained by dividing (x) the Available Cash Consideration Amount, by (y) $10.00.

“Base Purchase Price” means $3,500,000,000.00.

“Business Combination” has the meaning set forth in Article 1.1 of Acquiror’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) are authorized or required by Law to close.

“Cash Consideration” means the aggregate cash consideration payable with respect to shares of Company Existing Common Stock pursuant to Section 3.1 (as adjusted pursuant to Section 3.1(b)).

“Cash Electing Shares” has the meaning specified in Section 3.1(a)(ii).

“Cash Election” has the meaning specified in Section 3.1(a)(ii).

“Cash Election Amount” means (1) the product of (x) the aggregate number of Cash Electing Shares multiplied by (y) the Cash Election Consideration (before giving effect to any adjustment pursuant to Section 3.1(b)), plus (2) the aggregate amount of cash consideration elected by all holders of Mixed Consideration Shares (before giving effect to any adjustment pursuant to Section 3.1(b)).

“Cash Election Consideration” has the meaning specified in Section 3.1(a)(ii).

“Cash Election Cutback Amount” has the meaning specified in Section 3.1(b)(i)(A).

“Cayman Acquiror Unit” has the meaning specified in the Recitals hereto.

“Cayman Registrar” means the Cayman Registrar under the Companies Law (2018 Revision).

“Certificates of Merger” has the meaning specified in Section 2.1(c).

“Charter Amendment” has the meaning specified in the Recitals hereto.

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“CMS” means the Centers for Medicare and Medicaid Services.

“Code” has the meaning specified in the Recitals hereto.

“Company” has the meaning specified in the Preamble hereto.

“Company Award” means an Option, a Restricted Stock Award or a Restricted Stock Unit Award.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.

“Company Class Z Common Stock” means the shares of Class Z common stock, par value $0.0001 per share, of the Company.

“Company Common Shares” means shares of Company Common Stock.

“Company Common Stock” means, (a) prior to the Charter Amendment, Company Existing Common Stock, and (b) from and following the Charter Amendment, the shares of Company Existing Common Stock and Company Class Z Common Stock.

“Company Convertible Securities” means each of the agreements between the Company and certain counterparties listed on Section 4.6(c) of the Company Disclosure Letter.

“Company Convertible Securities Conversion” has the meaning specified in Section 6.5(c).

“Company Cure Period” has the meaning specified in Section 10.1(e).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Existing Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).

“Company Holders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Requisite Company Stockholders, Acquiror and the Company, as amended or modified from time to time.

“Company Incentive Plan” means the Company’s Amended and Restated 2014 Equity Incentive Plan, as amended from time to time.

“Company Indemnified Parties” has the meaning specified in Section 7.9(a).

“Company Insurance Subsidiary” means each Subsidiary of the Company that conducts an insurance business or is authorized as a health maintenance organization or other managed care organization. For the avoidance of doubt, the “Company Insurance Subsidiaries” include Clover Insurance Company and Clover HMO of New Jersey, Inc.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Mergers; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19) or change in climate, (v) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vi) any failure of the Company to meet any projections or forecasts (provided that this clause (vi) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (vii) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (viii) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (ix) any matter set forth on the Company Disclosure Letter, (x) any Events to the extent actually known by those individuals set forth on Section 1.3 of the Acquiror Disclosure Letter on or prior to the date hereof, or (xi) any action taken by, or at the request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (which shall include the healthcare industry generally), but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company PPP Loan Indebtedness” has the meaning specified in Section 4.9.

“Company Preferred Stock” means the shares of the Series A-1 Preferred Stock, the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

“Company Record Date” has the meaning specified in Section 3.2(d)(ii).

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Company Stockholder Approvals” means the approval of this Agreement and the transactions contemplated hereby, including the Mergers, and the Pre-Closing Restructuring Plan and the transactions contemplated thereby (including the Preferred Stock Conversion, the Company Convertible Securities Conversion, the Founder Share Exchange, the Company Warrant Conversion and the Charter Amendment) and the making of any filings, notices or information statements in connection with the foregoing, by (a) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Capital Stock voting as a single class and on an as-converted basis, (b) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Preferred Stock, voting as a single class and on an as-converted basis, (c) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Series A Preferred Stock, voting as a single class, (d) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Series B Preferred Stock, voting as a single class, (e) the affirmative vote or written consent of the holders of more than sixty-five (65%) of the voting power of the outstanding Series C Preferred Stock, voting as a single class, (f) the affirmative vote or written consent of the holders of more than fifty percent (50%) of the voting power of the outstanding Series D Preferred Stock, voting as a single class, in each of case (a)-(f), in accordance with the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Warrant” means those warrants as set forth on Section 1.1 of the Company Disclosure Letter.

“Company Warrant Conversion” has the meaning specified in Section 6.5(d).

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Continuing Employees” has the meaning specified in Section 7.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used or distributed with such software subject to such license (a) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (d) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“D&O Indemnified Parties” has the meaning specified in Section 7.9(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.5.

“Dollars” or “$” means lawful money of the United States.

“Domesticated Acquiror Class A Common Stock” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Class B Common Stock” means the shares of the Class B common stock, par value $0.0001 per share, of Acquiror (after the Domestication), which will carry additional voting rights in the form of ten (10) votes per share.

“Domesticated Acquiror Unit” has the meaning specified in the Recitals hereto.

“Domesticated Acquiror Warrant” has the meaning specified in the Recitals hereto.

“Domestication” has the meaning specified in the Recitals hereto.

“Election” has the meaning specified in Section 3.2(d)(i).

“Election Deadline” has the meaning specified in Section 3.2(d).

“Election Period” has the meaning specified in Section 3.2(d)(ii).

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.1(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Maximum Implied Stock Consideration by (b) the number of Aggregate Fully Diluted Company Common Shares.

“Excluded Holders” means holders of Company Class Z Common Stock.

“Export Approvals” has the meaning specified in Section 4.26(a).

“Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“First Effective Time” has the meaning specified in Section 2.3(b).

“First Merger” has the meaning specified in the Recitals hereto.

“First Merger Certificate” has the meaning specified in Section 2.1(a).

“First-Step Constituent Corporations” has the meaning specified in Section 2.1(a).

“First-Step Surviving Corporation” has the meaning specified in Section 2.1(b).

“Form of Election” has the meaning specified in Section 3.2(d)(ii).

“Founder Share Exchange” has the meaning specified in Section 6.5(b).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Government Sponsored Health Care Programs” means (a) the Medicare program established under and governed by the applicable provisions of Title XVIII of the Social Security Act, the regulations promulgated thereunder and any sub-regulatory guidance issued, (b) the Medicaid program governed by the applicable provisions of Title XIX of the Social Security Act, the regulations promulgated thereunder, as well as any state’s applicable Laws implementing the Medicaid program, (c) the Federal Employees Health Benefit Program and (d) any other state or federal health care program or plan.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, and (g) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Health Care Laws” means all applicable Laws relating to the provision of healthcare, including those relating to (a) any Permit, or the licensure, certification, qualification or authority, to transact business in connection with the provision of, payment for, or arrangement of, health care services, health benefits or health insurance, including applicable Laws that regulate Providers, managed care, third-party payors and Persons bearing the financial risk for, or providing administrative or other functions in connection with, the provision of, payment for or arrangement of health care services, including all applicable Laws relating to Health Care Programs under which the Company or any of its Subsidiaries is required to be licensed or authorized to transact business, (b) health care or insurance fraud or abuse, including the solicitation or acceptance of improper incentives involving persons operating in the health care industry, patient referrals or Provider incentives generally, including the following statutes: the Federal Anti-Kickback Law (42 U.S.C. § 1320a-7b), the Stark Law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347), (c) the provision of administrative, management or other services related to any Health Care Programs, including the administration of health care claims or benefits or processing or payment for health care items and services, treatment or supplies furnished by Providers, including the provision of the services of third party administrators, utilization review agents and Persons performing quality assurance, credentialing or coordination of benefits, (d) the licensure, certification, qualification or authority to transact business in connection with the provision of, or payment for, pharmacy services, along with the requirements of the U.S. Drug Enforcement Administration in connection therewith, including 21 U.S.C. § 801 et. seq., commonly referred to as the “Controlled Substances Act” and any similar state laws governing the prescribing or dispensing of controlled substances, (e) the Consolidated Omnibus Budget Reconciliation Act of 1985, (f) ERISA, (g) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, (h) the Medicare Improvements for Patients and Providers Act of 2008, (i) privacy, security, integrity, accuracy, management, processing, exchange, disclosure, transmission, storage or other protection of information about or belonging to individuals, including actual or prospective participants in the Company’s Health Care Programs or other lines of business, including HIPAA and any other applicable Laws relating to medical information, (j) the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), (k) the claims made or promotional or marketing efforts undertaken by the Company or any of its Subsidiaries for prescription drugs or controlled substances, (l) 42 U.S.C. § 1320a-7a(a)(5), 42 C.F.R. § 1003.101, commonly referred to as the “Beneficiary Inducement Law,” (m) the U.S. Food and Drug Administration, including the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.), (n) professional standards that apply to Providers, (o) restricting the corporate practice of medicine or fee splitting by licensed healthcare professionals, (p) the practice of pharmacy, the operation of pharmacies or the wholesale distribution, dispensing, labeling, packaging, repackaging, handling, advertising, adulteration or compounding of drug products, controlled substances, medical devices, medical equipment or medical waste, (q) the provision of pharmacy benefit management, utilization review and healthcare discount card programs and services, (r) federal or state laws related to billing or claims for reimbursement for health care items and services submitted to any third party payor, (s) healthcare risk sharing products, services and arrangements and (t) consumer protection or unfair trade practices, including any state unfair and deceptive trade acts.

“Health Care Programs” means all lines of business, programs and types of services offered by the Company or any of its Subsidiaries that involve or relate to providing, arranging to provide, reimbursing, or otherwise administering health care services, as applicable, including Government Sponsored Health Care Programs, commercial risk (individual, small group, large group), workers compensation, the Federal Employees Health Benefits Program (FEHBP), the Children’s Health Insurance Program (CHIP), TRICARE, administrative services only (ASO) and network rental, including self-funded group health plans.

“HHS” means the U.S. Department of Health and Human Services.

“HIPAA” means 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164.

“HIPAA Commitments” has the meaning specified in Section 4.22(b).

“Holder” has the meaning specified in Section 3.2(d).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in Section 7.1(d).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally. Notwithstanding the foregoing, “Indebtedness”

shall not include any (i) expenses incurred in connection with this Agreement and the transaction contemplated hereby, including Transaction Expenses, (ii) accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice, or (iii) outstanding principal and accrued but unpaid interest due on the Company Convertible Securities that will convert to Company Common Stock pursuant to Section 6.5(c) prior to the Closing.

“Insurance Contract” means any insurance policies, binders, slips, certificates and other Contracts of insurance (including all amendments, applications, supplements, endorsements, riders and ancillary documents in connection therewith) that are issued by a Company Insurance Subsidiary.

“Insurance Laws” means all Laws regulating the business and products of insurance and all applicable Governmental Orders and directives of insurance regulatory authorities

“Intellectual Property” means any rights in or to the following, throughout the world, including all U.S. and foreign: (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (b) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (c) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (d) trade secrets, know-how, processes, and other confidential information or proprietary rights.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, including all Health Care Laws.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied (except for Owned Land) by the Company or any of its Subsidiaries.

“Legal Proceedings” has the meaning specified in Section 4.10.

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Major Company Stockholder” means any holder of Company Common Stock that, together with such holder’s Affiliates, owns greater than 1% of the outstanding Company Capital Stock as of the date of this Agreement.

“Management Incentive Plan” has the meaning specified in Section 7.1(d).

“Maximum Implied Stock Consideration” means a number of shares of Acquiror Class B Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price, by (ii) $10.00.

“Medicare Advantage Program” means the Medicare Advantage program as established pursuant to Title XVIII of the Social Security Act and implementing regulations.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.

“Mergers” has the meaning specified in the Recitals hereto.

“Minimum Available Acquiror Cash Amount” has the meaning specified in Section 7.2(a).

“Minimum PIPE Investment Amount” has the meaning specified in Section 5.12(e).

“Mixed Consideration Shares” has the meaning specified in Section 3.1(a)(iii).

“Mixed Election” means, with respect to any holder of shares of Company Existing Common Stock, an election by such holder to receive a specified mix of Acquiror Class B Common Stock and cash for such shares in the First Merger, as determined by such holder in accordance with Section 3.2, and expressed as a percentage (rounded to the nearest whole number) of cash relative to the total consideration to be received by such holder in the Mergers.

“Mixed Election Cash Cutback Amount” has the meaning specified in Section 3.1(b)(i)(z)(A).

“Mixed Election Consideration” has the meaning specified in Section 3.1(a)(iii).

“Mixed Election Stock Cutback Amount” has the meaning specified in Section 3.1(b)(ii)(z)(A).

“Mixed Election Percentage” means, with respect to any holder of shares of Company Existing Common Stock that has properly made and not revoked or lost a Mixed Election in accordance with Section 3.2, the percentage of cash (rounded to the nearest whole number) elected by such holder in such Mixed Election; provided, that such percentage shall not be less than 10% nor greater than 90%.

“Modification in Recommendation” has the meaning specified in Section 8.2(b).

“Multiemployer Plan” has the meaning specified in Section 4.13(c).

“Nasdaq” has the meaning specified in Section 7.3.

“NYSE” has the meaning specified in Section 5.6(c).

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons license. “Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“Option” means an option to purchase shares of Company Common Stock granted under the Company Incentive Plan.

“Orrick” has the meaning specified in Section 11.18(a).

“Orrick Privileged Communications” has the meaning specified in Section 11.18(a).

“Orrick Waiving Parties” has the meaning specified in Section 11.18(a).

“Orrick WP Group” has the meaning specified in Section 11.18(a).

“Owned Land” has the meaning specified in Section 4.20(b).

“Per Share Merger Consideration” means the product obtained by multiplying (a) the Exchange Ratio by (b) $10.00.

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under the Real Property Lease, and (C) any Liens encumbering the Owned Land of which the Leased Real Property is a party, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries and (x) all other Liens that do not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the Company and its Subsidiaries.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Investment” means the purchase of shares of Domesticated Acquiror Class A Common Stock pursuant to the Subscription Agreements between Acquiror and the PIPE Investors.

“PIPE Investment Amount” means the aggregate gross purchase price for the shares in the PIPE Investment.

“PIPE Investors” means one or more third party investor not affiliated with Sponsor or Acquiror participating in the PIPE Investment pursuant to the Subscription Agreements.

“PPP Loan” has the meaning specified in Section 4.9.

“Pre-Closing Restructuring” has the meaning specified in Section 6.5(e).

“Pre-Closing Restructuring Plan” has the meaning specified in Section 6.5.

“Preferred Stock Conversion” has the meaning specified in Section 6.5(a).

“Privacy/Cybersecurity Requirements” means all Laws, Contracts, policies, standards, rules, public statements or guidance applicable to (a) privacy or personal information, (b) the collection, retention, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal, destruction or disclosure of or other activity regarding personal information or (c) cybersecurity, including the Company’s and any of its Subsidiary’s, as applicable, internal and public-facing privacy policies, plans and procedures, any public statements made by the Company or any of its Subsidiaries, as applicable, relating to the foregoing, and any rules of self-regulatory, industry or other organizations in which the Company or any of its Subsidiaries, as applicable, is or has been a member relating to personal information or cybersecurity; provided that Privacy/Cybersecurity Requirements includes all Laws (including HIPAA), Contracts, policies, standards, rules, public statements or guidance applicable to (i) privacy and security standards and other requirements for the protection of electronic health information, (ii) electronic data transaction standards and code sets, (iii) standard unique identifiers for employers, providers or health plans (as applicable), (iv) “business associate” relationships, within the meaning of HIPAA, (v) privacy of individually identifiable health information and (vi) all other applicable provisions of HIPAA and any comparable state, local and foreign Laws relating to medical records, medical or health information privacy, data protection or security.

“Producers” means the agents, general agents, sub-agents, brokers, wholesale brokers, independent contractors, consultants, insurance solicitors, producers or other Persons who solicit, negotiate or sell the Insurance Contracts.

“Prospectus” has the meaning specified in Section 11.1.

“Provider Contracts” means a Contract between the Company or any of its Subsidiaries, on the one hand, and a Provider, on the other hand, under which a Provider provides or arranges health care services to a beneficiary under the terms of a health insurance or health benefits program established or administered by the Company or any of its Subsidiaries.

“Providers” means all physicians, physician groups, medical groups, and other groups of health care practitioners, independent practice associations and other provider networks, dentists, optometrists, pharmacies and pharmacists, radiologists, radiology centers, laboratories, mental health professionals, community health centers, clinics, surgicenters, accountable care organizations, chiropractors, physical therapists, nurses, nurse practitioners, physician’s assistants, hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied health professional or facility.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Information Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Q1 Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“Q2 Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“Q3 Financial Statements” has the meaning specified in Section 6.3(a).

“Real Property Leases” has the meaning specified in Section 4.20(a)(iii).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a).

“Requisite Company Stockholders” means those stockholders of the Company listed on Section 1.1 of the Company Disclosure Letter.

“Restricted Stock Award” means an award of restricted shares of Company Common Stock granted under the Company Incentive Plan, which includes any shares of Company Common Stock issued pursuant to early-exercised Options that remain subject to vesting conditions.

“Restricted Stock Unit Award” means an award of restricted stock units based on shares of Company Common Stock (whether to be settled in cash or shares), granted under the Company Incentive Plan.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (a) any Person identified in any sanctions-related list of designated Persons maintained by (i) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (ii) Her Majesty’s Treasury of the United Kingdom; (iii) any committee of the United Nations Security Council; or (iv) the European Union; (b) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (c) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (a) or (b), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“SAP” means, as to any insurance company or health maintenance organization conducting an insurance business, the statutory accounting principles prescribed or permitted by Law or Governmental Authorities seated in the jurisdiction where such insurance company or health maintenance organization is domiciled and responsible for the regulation thereof, consistently applied, excluding for the avoidance of doubt, any permitted accounting practices.

“SAP Statements” has the meaning set forth in Section 4.32(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Effective Time” has the meaning specified in Section 2.3(c).

“Second Merger” has the meaning specified in the Recitals hereto.

“Second Merger Certificate” has the meaning specified in Section 2.1(c).

“Second-Step Constituent Corporations” has the meaning specified in Section 2.1(c).

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” has the meaning specified in Section 4.6(a).

“Series A-1 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series B Preferred Stock” has the meaning specified in Section 4.6(a).

“Series C Preferred Stock” has the meaning specified in Section 4.6(a).

“Series D Preferred Stock” has the meaning specified in Section 4.6(a).

“Shelf Registration” has the meaning set forth in Section 1.1 of the Registration Rights Agreement.

“Skadden” has the meaning specified in Section 11.18(b).

“Skadden Privileged Communications” has the meaning specified in Section 11.18(b).

“Skadden Waiving Parties” has the meaning specified in Section 11.18(b).

“Skadden WP Group” has the meaning specified in Section 11.18(b).

“Sponsor” means SCH Sponsor III LLC, a Cayman Islands limited liability company.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.

“Stock Consideration” means a number of shares of Acquiror Class B Common Stock equal to (i) the Maximum Implied Stock Consideration, minus (ii) a number of shares of Acquiror Class B Common Stock equal to the quotient obtained by dividing (A) the Available Cash Consideration Amount, by (B) $10.00.

“Stock Electing Shares” has the meaning specified in Section 3.1(a)(i).

“Stock Election” has the meaning specified in Section 3.1(a)(i).

“Stock Election Consideration” has the meaning specified in Section 3.1(a)(i).

“Stock Election Cutback Amount” has the meaning specified in Section 3.1(b)(ii)(A).

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in Section 2.1(d).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges, in each case to the extent in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).

“Terminating Company Breach” has the meaning specified in Section 10.1(e).

“Title IV Plan” has the meaning specified in Section 4.13(c).

“Top Providers” has the meaning specified in Section 4.28(a).

“Top Vendors” has the meaning specified in Section 4.28(a).

“Total PIPE Investment” means, collectively (i) the PIPE Investment and (ii) the purchase of shares of Domesticated Acquiror Class A Common Stock pursuant to the Total PIPE Subscription Agreements between Acquiror and certain investors affiliated with Sponsor or Acquiror.

“Total PIPE Investment Amount” means the aggregate gross purchase price for the shares in the Total PIPE Investment; provided, that the Total PIPE Investment Amount in respect of purchases by or on behalf of investors affiliated with Sponsor shall not exceed $155,000,000 in the aggregate.

“Total PIPE Subscription Agreements” means the subscription agreements pursuant to which the Total PIPE Investment will be consummated, including the Subscription Agreements.

“Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers and (b) Transfer Taxes (other than any amounts constituting Transfer Taxes arising as result of the Pre-Closing Restructuring).

“Transaction Proposals” has the meaning specified in Section 8.2(b).

“Transfer Taxes” has the meaning specified in Section 8.4.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” has the meaning specified in Section 3.1(a).

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trust Amount” has the meaning specified in Section 7.2(a).

“Trustee” has the meaning specified in Section 5.8.

“Unpaid Transaction Expenses” has the meaning specified in Section 2.4(c).

“Warrant Agreement” means the Warrant Agreement, dated as of April 21, 2020, between Acquiror and Continental Stock Transfer & Trust Company.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor or Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Section 1.2. Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)    Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

Section 1.3. Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE MERGERS; CLOSING

Section 2.1. The Mergers.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, and following the Domestication, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “First-Step Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the First Merger. The First Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the First Merger (as so filed, the “First Merger Certificate”), executed by the First-Step Constituent Corporations in accordance with the relevant provisions of the DGCL, such First Merger to be effective as of the First Effective Time.

(b)    Upon consummation of the First Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the First Merger (hereinafter referred to for the periods at and after the First Effective Time as the “First-Step Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.

(c)    Upon the terms and subject to the conditions set forth in this Agreement, Acquiror and the First-Step Surviving Corporation (Acquiror and the First-Step Surviving Corporation sometimes being referred to herein as the “Second-Step Constituent Corporations”) shall cause the First-Step Surviving Corporation to be merged with and into Acquiror, with Acquiror being the surviving corporation in the Second Merger. The Second Merger shall be consummated in accordance with this Agreement and evidenced by a certificate of merger with respect to the Second Merger (as so filed, the “Second Merger Certificate” and, together with the First Merger Certificate, the “Certificates of Merger”) executed by the Second-Step Constituent Corporations in accordance with the relevant provisions of the DGCL.

(d)    Upon consummation of the Second Merger, the separate corporate existence of the First-Step Surviving Corporation shall cease and Acquiror, as the surviving corporation of the Second Merger (hereinafter referred to for the periods at and after the Second Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL.

Section 2.2. Effects of the Mergers.

(a)    At and after the First Effective Time, the First-Step Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the First-Step Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the First-Step Constituent Corporations; and all rights, privileges, powers and franchises of each First-Step Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such First-Step Constituent Corporation, on whatever account, shall become vested in the First-Step Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the First-Step Surviving Corporation as they are of the First-Step Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such First-Step Constituent Corporations shall not revert or become in any way impaired by reason of the First Merger; but all Liens upon any property of a First-Step Constituent Corporation shall thereafter attach to the First-Step Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

(b)    At and after the Second Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Second-Step Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Second-Step Constituent Corporations; and all rights, privileges, powers and franchises of each Second-Step Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Second-Step Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Second-Step Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Second-Step Constituent Corporations shall not revert or become in any way impaired by reason of the Second Merger; but all Liens upon any property of a Second-Step Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3. Closing; First Effective Time; Second Effective Time.

(a)    In accordance with the terms and subject to the conditions of this Agreement, the closing of the First Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b)    Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the (i) First Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The First Merger shall become effective at the time when the First Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in each of the First Merger Certificate (the “First Effective Time”).

(c)    Promptly after the First Effective Time, but in all cases within one (1) Business Day thereafter, Acquiror and the First-Step Surviving Corporation shall cause the Second Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Second Merger shall become effective at the time when the Second Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Second Merger Certificate (the “Second Effective Time”).

(d)    For the avoidance of doubt, the Closing, the First Effective Time and the Second Effective Time shall not occur prior to the completion of the Domestication.

Section 2.4. Closing Deliverables.

(a)    At the Closing, the Company will deliver or cause to be delivered:

(i)    to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;

(ii)    to Acquiror, the written resignations of all of the directors and officers of the Company (other than those Persons identified as the initial directors and officers, respectively, of the Surviving

Corporation, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the First Effective Time;

(iii)    to Acquiror, the Registration Rights Agreement, duly executed by duly authorized representatives of the Company;

(iv)    to Acquiror, evidence that all Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter have been terminated or settled at or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries;

(v)    to Acquiror, copies of (A) the amended (or amended and restated) Governing Documents of the Company, duly approved and adopted by the Board of Directors of the Company and its stockholders in connection with the Pre-Closing Restructuring, pursuant to which the Preferred Stock Conversion and Charter Amendment shall have been consummated in accordance with the Pre-Closing Restructuring Plan; (B) evidence reasonably satisfactory to Acquiror that the Founder Share Exchange has been consummated in accordance with the Pre-Closing Restructuring Plan, (C) evidence reasonably satisfactory to Acquiror that the Company Convertible Securities Conversion has been consummated in accordance with the Pre-Closing Restructuring Plan; and (D) evidence reasonably satisfactory to Acquiror that the Company Warrant Conversion has been consummated in accordance with the Pre-Closing Restructuring Plan; and

(vi)    to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b)    At the Closing, Acquiror will deliver or cause to be delivered:

(i)    to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company’s stockholders pursuant to Section 3.2.

(ii)    to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(iii)    to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror;

(iv)    to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of the Surviving Corporation, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Second Effective Time; and

(v)    to the Company, a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation to the Domestication.

(c)    On the Closing Date, concurrently with the Second Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued transaction expenses of Acquiror and its Affiliates (which shall include any outstanding amounts under any Working Capital Loans and any filing fees paid pursuant to Section 8.1(e)) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Transaction Expenses (“Unpaid Transaction Expenses”) as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

Section 2.5. Governing Documents of the Surviving Corporations.

(a)    The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and bylaws of First-Step Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(b)    The certificate of incorporation and bylaws of the Surviving Corporation shall be the certificate of incorporation and bylaws of Acquiror (which shall be in substantially the form attached as Exhibits A and B hereto upon effectiveness of the Domestication), except that the name of the Surviving Corporation shall be “Clover Health Investments, Corp.” until thereafter amended as provided therein and under the DGCL.

Section 2.6. Directors and Officers of the First-Step Surviving Corporation and the Surviving Corporation.

(a)    The directors and officers of Merger Sub, as of immediately prior to the First Effective Time, shall be the initial directors and officers of the First-Step Surviving Corporation from and after the First Effective Time, each to hold office in accordance with the Governing Documents of the First-Step Surviving Corporation.

(b)    From and after the Second Effective Time, the Persons identified as the initial directors and officers of the Surviving Corporation in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as set forth on Section 2.6 of the Company Disclosure Letter), respectively, of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

Section 2.7. Tax Free Reorganization Matters. The parties hereto intend that, for United States federal income tax purposes, the Mergers, will constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). The parties hereto further intend that as a result of the Domestication the Acquiror will be treated as a “domestic” corporation (within the meaning of Section 7701(a)(4) of the Code and corresponding provisions of state and local Law) prior to the First Effective Time. None of the parties hereto knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Mergers, taken together, to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations. The Mergers, taken together, and the Domestication, shall be reported by the parties hereto for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties hereto shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code, including providing factual support letters.

ARTICLE III

EFFECTS OF THE MERGERS ON THE COMPANY CAPITAL STOCK AND EQUITY AWARDS

Section 3.1. Conversion of Securities.

(a)    At the First Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of the Company Existing Common Stock, in each case, that is issued and outstanding immediately prior to the First Effective Time (other than (i) any shares of Company Common Stock subject to Options or Restricted Stock Awards (which shall be respectively subject to Section 3.3), (ii) any shares of Company Common Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the First Merger and shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”), and (iii) any shares of Company Common Stock held by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL (clauses (i), (ii) and (iii), collectively, the “Excluded Shares”)) shall be canceled and converted into the right to receive, subject to Section 3.1(b), Section 3.1(e) and Section 3.2(f):

(i)    in the case of a share of Company Existing Common Stock with respect to which an election to receive only Acquiror Class B Common Stock (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 3.2 (each, a “Stock Electing Share”), a number of shares of Acquiror Class B Common Stock equal to the Exchange Ratio (as adjusted pursuant to Section 3.1(b), the “Stock Election Consideration”);

(ii)    in the case of a share of Company Existing Common Stock with respect to which an election to receive only cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 3.2 or with respect to which no election has been made (each, a “Cash Electing Share”), an amount in cash equal to the Per Share Merger Consideration, without interest (as adjusted pursuant to Section 3.1(b), the “Cash Election Consideration”); or

(iii)    in the case of a share of Company Existing Common Stock with respect to which a Mixed Election has been properly made and not revoked or lost pursuant to Section 3.2 (each, a “Mixed Consideration Share”), (A) a number of shares of Acquiror Class B Common Stock equal to (1) the Exchange Ratio, multiplied by (2) the difference obtained by subtracting the Mixed Election Percentage from one (1), and (B) cash in amount equal to (1) the Per Share Merger Consideration, multiplied by (2) the Mixed Election Percentage, without interest (with respect to any such share, clauses (A) and (B), together, as adjusted pursuant to Section 3.1(b), the “Mixed Election Consideration”).

(b)    Notwithstanding any other provision contained in this Agreement, the Stock Election Consideration, the Cash Election Consideration and any Mixed Election Consideration shall be subject to adjustment pursuant to this Section 3.1(b):

(i)    if the Cash Election Amount exceeds the Available Cash Consideration Amount, then (w) all Stock Electing Shares shall be converted to the right to receive the Stock Election Consideration, (x) all Mixed Consideration Shares with a Mixed Election Percentage equal to or less than the Actual Cash/Stock Ratio shall be converted into the right to receive the Mixed Election Consideration elected for such Mixed Consideration Shares, (y) the following consideration shall be paid in respect of each Cash Electing Share:

(A)    an amount in cash (such amount, the “Cash Election Cutback Amount”) equal to (1) the quotient of (x) the Cash Election Consideration (before giving effect to any adjustment pursuant to this Section 3.1(b)), divided by (y) the aggregate amount of cash elected in respect of Cash Electing Shares and Mixed Consideration Shares with a Mixed Election Percentage greater than the Actual Cash/Stock Ratio, multiplied by (2) the difference, if any, of (x) the excess of the Cash Election Amount over the Available Cash Consideration Amount, less (y) the aggregate amount of cash elected by all holders of Mixed Consideration Shares with a Mixed Election Percentage equal to or less than the Actual Cash/Stock Ratio; and

(B)    a number of shares of Acquiror Class B Common Stock equal to (1) the Exchange Ratio, multiplied by (2) the quotient of (x) the difference of Cash Election Consideration, less the Cash Election Cutback Amount, divided by (y) the Cash Election Consideration; and

(z) the following consideration shall be paid in respect of each Mixed Consideration Share with a Mixed Election Percentage greater than the Actual Cash/Stock Ratio:

(A)    an amount in cash (such amount, the “Mixed Election Cash Cutback Amount”) equal to (1) the quotient of (x) the amount of cash elected in respect of such Mixed Consideration Share (before giving effect to any adjustment pursuant to this Section 3.1(b)), divided by (y) the aggregate amount of cash elected in respect of Cash Electing Shares and Mixed Consideration Shares with a Mixed Election Percentage greater than the Actual Cash/Stock Ratio, multiplied by (2) the difference of (x) the excess of the Cash Election Amount over the Available Cash Consideration Amount, less (y) the aggregate amount of cash elected by all holders of Mixed Consideration Shares with a Mixed Election Percentage equal to or less than the Actual Cash/Stock Ratio; and

(B)    a number of shares of Acquiror Class B Common Stock equal to (1) the Exchange Ratio, multiplied by (2) the quotient of (x) the difference of Cash Election Consideration, less the Mixed Election Cash Cutback Amount for such Mixed Consideration Share, divided by (y) the Cash Election Consideration;

(ii)    if the Available Cash Consideration Amount exceeds the Cash Election Amount, then (w) all Cash Electing Shares shall be converted into the right to receive the Cash Election Consideration, (x) all Mixed Consideration Shares with a Mixed Election Percentage equal to or greater than the Actual Cash/Stock Ratio shall be converted into the right to receive the Mixed Election Consideration elected for such Mixed Consideration Shares, (y) the following consideration shall be paid in respect of each Stock Electing Share:

(A)    a number of shares of Acquiror Class B Common Stock (such number, the “Stock Election Cutback Amount”) equal to (1) the quotient of (x) the Stock Election Consideration (before giving effect to any adjustment pursuant to this Section 3.1(b)), divided by (y) the aggregate number of shares of Acquiror Class B Common Stock elected in respect of Stock Electing Shares and Mixed Consideration Shares with a Mixed Election Percentage less than the Actual Cash/Stock Ratio, multiplied by (2) the difference, if any, of (x) the Available Stock Consideration Amount, less (y) the aggregate number of shares of Acquiror Class B Common Stock elected by all holders of Mixed Consideration Shares with a Mixed Election Percentage equal to or greater than the Actual Cash/Stock Ratio; and

(B)    an amount in cash equal to (1) the difference of the Stock Election Consideration (before giving effect to any adjustment pursuant to this Section 3.1(b)), less the Stock Election Cutback Amount, multiplied by (2) $10.00; and

(z) the following consideration shall be paid in respect of each Mixed Consideration Share with a Mixed Election Percentage less than the Actual Cash/Stock Ratio:

(A)    a number of shares of Acquiror Class B Common Stock (such number, the “Mixed Election Stock Cutback Amount”) equal to (1) the quotient of (x) number of shares of Acquiror Class B Common Stock elected in respect of such Mixed Consideration Share, divided by (y) the aggregate number of shares of Acquiror Class B Common Stock elected in respect of Stock Electing Shares and Mixed Consideration Shares with a Mixed Election Percentage less than the Actual Cash/Stock Ratio, multiplied by (2) the difference, if any, of (x) the Available Stock Consideration Amount, less (y) the aggregate number of shares of Acquiror Class B Common Stock elected by all holders of Mixed Consideration Shares with a Mixed Election Percentage equal to or greater than the Actual Cash/Stock Ratio; and

(B)    an amount in cash equal to (1) the difference of Stock Election Consideration (before giving effect to any adjustment pursuant to this Section 3.1(b)), less the Mixed Election Stock Cutback Amount, multiplied by (2) $10.00; and

(iii)    if the Available Cash Consideration Amount equals the Cash Election Amount, then there shall be no adjustment pursuant to this Section 3.1(b).

(iv)    For purposes of this Section 3.1, all Dissenting Shares shall be deemed to be Cash Electing Shares.

(c)    At the First Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of the Company Class Z Common Stock, in each case, that is issued and outstanding immediately prior to the First Effective Time (other than Excluded Shares) shall be canceled and converted into the right to receive a number of shares of Acquiror Class B Common Stock equal to the Exchange Ratio.

(d)    (i) At the First Effective Time, by virtue of the First Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.0001 per share, of the First-Step Surviving Corporation; and (ii) at the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquiror or the First-Step Surviving Corporation, each share of common stock, par value $0.0001 per share, of the First-Step Surviving Corporation shall be canceled.

(e)    Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Class B Common Stock shall be issued in the Merger.

Section 3.2. Exchange Procedures.

(a)    Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s stockholders. At or before the First Effective Time, Acquiror shall deposit with the Exchange Agent (i) a cash amount in immediately available funds equal to the Cash Consideration, and (ii) the number of shares of Acquiror Class B Common Stock equal to the Stock Consideration.

(b)    Reasonably promptly after the First Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the First Effective Time, whose Company Common Stock was converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c)    Each holder of shares of Company Common Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d)    Each holder of record of shares of Company Existing Common Stock (not including the Excluded Shares) (each, a “Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an Election in accordance with this Section 3.2(d) on or prior to the Election Deadline. The Company shall not waive the Election Deadline unless such Election Deadline is waived with respect to all Holders, the new election deadline is disclosed by the Company to all Holders on a date agreed to by Acquiror, and Acquiror has otherwise given its prior written consent (not to be unreasonably withheld, conditioned or delayed) to such waiver. “Election Deadline” means 5:00 p.m. (New York time) on the date which the parties shall agree is as near as practicable to two (2) Business Days preceding the Closing Date. The parties shall cooperate to inform each Holder of the selected date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.

(i)    Each Holder may specify in a request made in accordance with the provisions of this Section 3.2(d)(i) (an “Election”) whether such Holder desires to make a (i) Mixed Election, (ii) Cash Election or (iii) Stock Election, in each case with respect to all the shares of Company Existing Common Stock held by such Holder, and, in the case of a Mixed Election, the Mixed Election Percentage desired by such Holder. An Election made by any Holder shall apply to all shares of Company Existing Common Stock held by such Holder. If any Holder attempts to apply an Election to only a portion of such Holder’s shares of Company Existing Common Stock, the portion of such Holder’s shares of Company Existing Common Stock with respect to which such Holder did not attempt to make an Election shall be automatically treated as if such Holder made a Mixed Election with a Mixed Election Percentage equal to the Actual Cash/Stock Ratio.

(ii)    Acquiror shall prepare a form of election that is reasonably acceptable to the Company (the “Form of Election”), which shall include the transmittal materials contemplated by Section 3.2(b), and Acquiror shall mail, or shall cause the Exchange Agent to mail and deliver, together with the Proxy Statement/Information Statement/Registration Statement, the Form of Election to Holders as of the record date established by the Board of Directors of the Company, in consultation with Acquiror, for purposes of obtaining the Company Stockholder Approval by written consent (the “Company Record Date”) not less than 10 Business Days prior to the anticipated Election Deadline (the period between such mailing and the Election Deadline, the “Election Period”). Acquiror shall use reasonable best efforts to make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become Holders during the period following the Company Record Date and prior to the Election Deadline.

(iii)    Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, (A) a Form of Election properly completed and signed in accordance with the instructions therein, and (B) the properly completed and executed documents required to be delivered by such Holder pursuant to the other provisions of this Section 3.2. Any Holder that does not make a valid Election by the Election Deadline shall be deemed to have made a Mixed Election with a Mixed Election Percentage equal to the Actual Cash/Stock Ratio.

(iv)    Any Holder may, at any time during the Election Period, revoke his, her or its Election by written notice to the Exchange Agent prior to the Election Deadline, together with a properly completed and signed revised Form of Election. Any subsequent transfer of such Holder’s shares of Company Existing Common Stock after such Holder has made an Election shall automatically revoke such Election (and such subsequent transferee may make a new Election pursuant to and if permitted by the terms of this Section 3.2(d)). Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Company or Acquiror that this Agreement has been terminated in accordance with Article X. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made, changed or revoked with respect to any shares of Company Existing Common Stock (none of the Company, Acquiror, Merger Sub or the Exchange Agent being under any duty to notify any Holder of any applicable defect). In the event the Exchange Agent makes a reasonable determination that an Election was not properly made (including as a result of the Exchange Agent not receiving an Election by the Election Deadline), such Election shall be deemed to be ineffective, and the shares of Company Existing Common Stock covered by such Election shall, for purposes hereof, be deemed to be Mixed Consideration Shares with a Mixed Election Percentage equal to the Actual Cash/Stock Ratio.

(e)    Promptly following the date that is one (1) year after the First Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Common Stock as of immediately prior to the First Effective Time that has not exchanged such shares of Company Common Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the First Effective Time, may transfer such shares of Company Common Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the First-Step Surviving Corporation, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)    In the event that the Company or Acquiror changes the number of shares of Company Common Stock, Acquiror Common Stock, shares of capital stock of the Company, shares of capital stock of Acquiror or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, Acquiror Common Stock, shares of capital stock of the Company or shares of capital stock of Acquiror, as applicable, issued and outstanding prior to the First Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, subdivision, exchange or readjustment of shares, or other similar transaction (other than the Pre-Closing Restructuring, the Domestication, the Total PIPE Investment and any other transactions contemplated by this Agreement or the Ancillary Agreements), then any number or amount contained herein which is based upon the price of Acquiror Common Stock, or the number of shares of Acquiror Common Stock or Company Common Stock, as the case may be, the Stock Consideration, the Cash Consideration, the Mixed Election Consideration and any other similarly dependent items shall be equitably adjusted to reflect such change; provided, however, that nothing in this Section 3.2(f) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(g)    Unless the holder of Company Common Stock makes an express designation to the contrary in its Letter of Transmittal provided in accordance with Section 3.2(b), for purposes of this Agreement and in accordance with Treasury Regulation Section 1.358-2(a)(2)(ii), the cash that the holder of Company Common Stock is entitled to receive pursuant to Section 3.1(a) and Section 3.1(b) shall be treated as received for its Company Common Stock exchanged in the First Merger in the following order of priority: (i) first, to the Company Common Stock held by such holder for more than one (1) year before the First Merger within the meaning of Section 1223 of the Code, if any, allocated first to such Company Common Stock with the highest federal income tax basis and then in descending tax basis order until such cash portion for such holder has been fully allocated, and (ii) any remaining amount to all other Company Common Stock held by such holder, allocated first to such Company Common Stock with the highest federal income tax basis and then in descending tax basis order until such cash portion for such holder has been fully allocated. For the avoidance of doubt, the designation of the order in which a holder of Company Common Stock receives its allocable cash portion of the Aggregate Merger Consideration shall not change the timing or amount of the Aggregate Merger Consideration that any holder of Company Common Stock is entitled to receive under this Agreement.

Section 3.3. Treatment of Options, Restricted Stock Awards and Restricted Stock Unit Awards.

(a)    As of the First Effective Time, the Company shall take all necessary and appropriate actions so that, as of the First Effective Time, each Option that is then outstanding shall be converted into the right to receive an option relating to shares of Acquiror Class B Common Stock upon the same terms and conditions as are in effect with respect to such option immediately prior to the First Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”) except that (i) such Acquiror Option shall relate to that whole number of shares of Acquiror Class B Common Stock (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Option in effect immediately prior to the First Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Options for purposes of Section 409A or Section 424 of the Code.

(b)    As of the First Effective Time, each unvested Restricted Stock Award that is outstanding immediately prior to the First Effective Time shall be converted into the right to receive restricted shares of Acquiror Class B Common Stock (each, an “Adjusted Restricted Stock Award”) with substantially the same terms and conditions as were applicable to such Restricted Stock Award immediately prior to the First Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted Restricted Stock Award shall relate to such number of shares of Acquiror Class B Common Stock as is equal to the product of (i) the number of Company Common Shares subject to such Restricted Stock Award immediately prior to the First Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. The parties hereto intend that the Acquiror Class B Common Stock payable pursuant to this Section 3.3(b) to the holders of Company Common Stock (but only with respect to their Company Common Stock which was fully vested upon receipt or for which they have filed timely and valid elections under Section 83(b) of the Code) will be treated as received in exchange for the applicable holder’s Company Common Stock, and intend to report for income Tax purposes such payments as consideration for such holder’s Company Common Stock and not as compensation for services. Pursuant to Revenue Ruling 2007-49, the holders of Company Common Stock that receive Acquiror Class B Common Stock in the First Merger pursuant to this Section 3.3(b) that are subject to vesting arrangements will make a timely and valid election under Section 83(b) of the Code with respect to such Acquiror Class B Common Stock, in which case, the parties hereto intend that no compensation will occur when such Acquirer Class B Common Stock is issued or vests.

(c)    As of the First Effective Time, each Restricted Stock Unit Award that is outstanding immediately prior to the First Effective Time shall be converted into the right to receive restricted stock units based on shares of Acquiror Class B Common Stock (each, an “Adjusted Restricted Stock Unit Award”) with substantially the same terms and conditions as were applicable to such Restricted Stock Unit Award immediately prior to the First Effective Time (including with respect to vesting and termination-related provisions), except that such Adjusted Restricted Stock Unit Award shall relate to such number of shares of Acquiror Class B Common Stock as is equal to the product of (i) the number of shares of Company Common Stock subject to such Restricted Stock Unit Award immediately prior to the First Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

(d)    The Company shall take all necessary actions to effect the treatment of Options, Restricted Stock Awards and Restricted Stock Unit Awards pursuant to Sections 3.3(a), 3.3(b) and 3.3(c) in accordance with the Company Incentive Plan and the applicable award agreements.

Section 3.4. Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as may be required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Acquiror, the Company, and the Exchange Agent, respectively). To the extent that any amounts are so deducted and withheld and paid to the applicable Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the First Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the First Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL such shares of Company Common Stock shall be treated as if they had been converted as of the First Effective Time into the right to receive the Cash Election Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the First Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV) and (b) as otherwise explicitly contemplated by the Pre-Closing Restructuring Plan, in each case, the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1. Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.2. Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Acquiror by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3. Due Authorization.

(a)    Other than the Company Stockholder Approvals, the Company has all requisite company or corporate power, as applicable, and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder (including the Pre-Closing Restructuring). The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding other than the Company Stockholder Approvals on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing and upon execution by the Company, such other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)    On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Pre-Closing Restructuring) are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Pre-Closing Restructuring). No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Mergers or the Pre-Closing Restructuring other than the Company Stockholder Approvals.

Section 4.4. No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.5. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby and (iii) the filing of the Certificates of Merger in accordance with the DGCL.

Section 4.6. Capitalization of the Company.

(a)    As of the date of this Agreement, and without giving effect to the Pre-Closing Restructuring, the authorized capital stock of the Company consists of 170,000,000 shares of Company Common Stock of which 42,992,515 shares are issued and outstanding as of the date of this Agreement, and 75,136,086 shares of preferred stock (of which (i) 7,199,261 shares are designated Series A-1 Preferred Stock, $0.0001 par value per share, all of which are issued and outstanding as of the date of this Agreement (the “Series A-1 Preferred Stock”), (ii) 5,274,468 shares are designated Series A Preferred Stock, $0.0001 par value per share, all of which are issued and outstanding as of the date of this Agreement (the “Series A Preferred Stock”), (iii) 10,338,818 shares are designated Series B Preferred Stock, $0.0001 par value per share, all of which are issued and outstanding as of the date of this Agreement (the “Series B Preferred Stock”), (iv) 19,066,809 shares are designated Series C Preferred Stock, $0.0001 par value per share, all of which are issued and outstanding as of the date of this Agreement (the “Series C Preferred Stock”) and (v) 33,256,730 shares are designated Series D Preferred Stock, $0.0001 par value per share, of which 25,547,782 shares are issued and outstanding as of the date of this Agreement (the “Series D Preferred Stock”)), and there are no other authorized equity interests of the Company that are issued and outstanding. After giving effect to the Pre-Closing Restructuring (as if it were consummated on the date hereof), the issued and outstanding capital stock of the Company would consist of only shares of Company Existing Common Stock or Company Class Z Common Stock and no shares of Company Preferred Stock, and no Company Convertible Securities or Company Warrants would be outstanding. All of the issued and outstanding shares of Company Capital Stock (A) have been duly authorized and validly issued and are fully paid and non-assessable; (B) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (C) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (D) are free and clear of any Liens other than Permitted Liens. All shares of Company Common Stock are book-entry shares in the form of electronic stock certificates on the electronic capitalization management system provided by eShares, Inc., d/b/a Carta, Inc.

(b)    As of the date of this Agreement, (i) Options to purchase 18,052,548 Company Common Stock, of which 16,116,380 Options that have not been exercised have early exercise features, and (ii) Restricted Stock Awards with respect to 2,779,715 shares of Company Common Stock, of which 9,145 shares of restricted Company Common Stock have been received upon the early exercise of Options and are subject to vesting conditions as of the date of this Agreement. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, holds a Company Award, including the type of

Company Award, the number of shares of Company Common Stock subject thereto, vesting schedule and, if applicable, the exercise price thereof. All Options and Restricted Stock Awards are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Option or Restricted Stock Award is subject to terms that are materially different from those set forth in such forms. Each Option and each Restricted Stock Award was validly issued and either properly approved by or issued pursuant to an Option properly approved by the Board of Directors of the Company (or appropriate committee thereof).

(c)    Except as set forth on Section 4.6(c) of the Company Disclosure Letter and the Company Convertible Securities, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock.

Section 4.7. Capitalization of Subsidiaries.

(a)    The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Governing Documents of each such Subsidiary, and (B) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(b)    The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(c)    Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.8. Financial Statements.

(a)    Attached as Section 4.8(a) of the Company Disclosure Letter are:

(i)    true and complete copies of the audited consolidated balance sheet and statements of operations, cash flows and stockholders’ equity of the Company and its Subsidiaries as of and for the years ended December 31, 2019 and December 31, 2018, together with the auditor’s reports thereon (the “Audited Financial Statements”); and

(ii)    true and complete copies of the unaudited condensed consolidated balance sheet and statements of operations, cash flows and stockholders’ equity of the Company and its Subsidiaries as of and for the three-month period ended March 31, 2020 (the “Q1 Financial Statements”) and the three- and six-month period ended June 30, 2020 (the “Q2 Financial Statements”, and, together with the Audited Financial Statements and Q3 Financial Statements, the “Financial Statements”).

(b)    Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Audited Financial Statements, the Q1 Financial Statements, the Q2 Financial Statements and, when delivered pursuant to Section 6.3, the Q3 Financial Statements, in each case, (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 Financial Statements, Q2 Financial Statements and Q3 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Q1 Financial Statements, Q2 Financial Statements and Q3 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)    Neither the Company (including any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.9. Undisclosed Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness, including any such debt in respect of any loan (each, a “PPP Loan”) obtained pursuant to the Paycheck Protection Program administered by the United States Small Business Administration under the Coronavirus Aid, Relief and Economic Security Act (CARES) (the “Company PPP Loan Indebtedness”)) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business, consistent with past practice, of the Company and its Subsidiaries, (c) that will be discharged or paid off prior to or at the Closing, (d) have arisen in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby, and will be disclosed or otherwise taken into account in the notice of Unpaid Transaction Expenses to be delivered to Acquiror by the Company pursuant to Section 2.4(c)(ii).

Section 4.10. Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date hereof, (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened) by any Governmental Authority, or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except in the case of each of clauses (a) and (b), as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.11. Legal Compliance.

(a)    Each of the Company and its Subsidiaries is, and for the prior five (5) years has been, in compliance in all material respects with applicable Law.

(b)    The Company and its Subsidiaries maintain a program of policies, procedures, and internal controls reasonably designed and implemented to (i) prevent the use of the products and services of the Company and its Subsidiaries in a manner that violates applicable Law (including money laundering or fraud), and (ii) otherwise provide reasonable assurance that violations of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.

(c)    Neither the Company nor any of its Subsidiaries or any of the officers, directors or employees thereof acting in such capacity has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to the Company and its Subsidiaries.

Section 4.12. Contracts; No Defaults.

(a)    Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xviii) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i)    Any Contract with any of the Top Vendors;

(ii)    Any Contract that is an agreement with a Governmental Authority, including any Contract whereby the Company or any of its Subsidiaries is providing benefits to a beneficiary under a Medicare, Medicaid, Federal Employees Health Benefits Program, TRICARE, Military & Family Life Counseling program, Patient Centered Community Care Programs/VA Choice, or other government healthcare program;

(iii)    any Contract that is a Provider Contract with any of the ten (10) largest Providers as measured in terms of aggregate medical claim payments received from the Company or any of its Subsidiaries during the twelve months ended August 31, 2020, and in each case excluding any retail pharmacy, mail pharmacy or specialty pharmacy agreement;

(iv)    Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $500,000;

(v)    Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last five (5) years, in each case, involving payments in excess of $500,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(vi)    Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property and involves aggregate payments in excess of $50,000 in any calendar year;

(vii)    Each Contract involving the formation of a joint venture, partnership, or limited liability company;

(viii)    Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, individual consulting or advisor agreements, equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(ix)    Contracts with each current employee or individual independent contractor of the Company or its Subsidiaries that provide annual base remuneration (excluding bonus and other benefits) in excess of $250,000;

(x)    Contracts in excess of $250,000 with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(xi)    Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(xii)    Any collective bargaining (or similar) agreement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

(xiii)    Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including non-disclosure agreements, contractor services agreements, consulting services agreements, incidental trademark licenses incident to marketing, printing or advertising Contracts or ordinary course non-exclusive license agreements to clinical provider end users) pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person the right to use material Intellectual Property of the Company and its Subsidiaries or (B) is granted by a third Person the right to use Intellectual Property that is material to the business of the Company and its Subsidiaries (other than Contracts granting nonexclusive rights to use commercially available off-the-shelf software);

(xiv)    Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $1,000,000 in any calendar year;

(xv)    Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $500,000 in any calendar year;

(xvi)    Each of the arrangements and agreements described on Section 4.12(a)(xvi) of the Company Disclosure Letter, whether or not in written form (and if in written from, whether or not executed by the parties thereto as of the date of this Agreement);

(xvii)    Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries; and

(xviii)    Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xvii) of this Section 4.12(a).

(b)    Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a), and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13. Company Benefit Plans.

(a)    Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are currently maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (each, a “Company Benefit Plan”). The Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) each such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b)    Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; (iv) to the knowledge of the Company, there has not been any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and (v) neither the Company nor, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of

ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.

(c)    No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”) and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d)    With respect to each Company Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e)    No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary). No condition exists that would prevent the Company or any Subsidiary of the Company from amending or terminating any Company Benefit Plan providing health or medical benefits in respect of any active employee of the Company or any Subsidiary of the Company (other than in accordance with the applicable Company Benefit Plan).

(f)    Except as set forth on Section 4.13(f) of the Company Disclosure Letter or as required by applicable Law or this Agreement, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, except as expressly provided in this Agreement, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, or (iii) accelerate the vesting and/or settlement of any Company Award. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code to any employee, officer or other individual service provider of the Company or a Subsidiary of the Company. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g)    All Options have been granted in accordance with the terms of the Company Incentive Plan. Each Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable. Each Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or to be exempt under Section 409A of the Code. The Company has made available to Acquiror, accurate and complete copies of (i) the Company Incentive Plan, (ii) the forms of standard award agreement under the Company Incentive Plan, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity-based awards granted under any Company Incentive Plan, together with the material terms thereof (including but not limited to grant date, exercise price, vesting terms, form of award, expiration date, and number of shares underlying such award). The treatment of Options under this Agreement does not violate the terms of the Company Incentive Plan or any Contract governing the terms of such awards.

(h)    With respect to each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States, (i) all employer contributions to each such Company Benefit Plan required by Law or by the terms of such Company Benefit Plan have been made, (ii) each such Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing, and (iii) each such Company Benefit Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws. Each Company Benefit Plan subject to the Laws of any jurisdiction outside the United States which provides retirement benefits is a defined contribution plan.

Section 4.14. Labor Relations; Employees.

(a)    Except as set forth on Section 4.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement, no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, and no labor union or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there have been no labor organization activity involving any employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or, to the knowledge of the Company, threatened strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(b)    Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in material compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(c)    In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d)    To the knowledge of the Company, no employee of the Company or any Company’s Subsidiaries with annual base salary of $250,000 or more or at the level of Vice President or higher intends to terminate his or her employment.

(e)    To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries’ is in violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any

restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of trade secrets or proprietary information.

(f)    Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Vice President or above. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Vice President or above.

(g)    In the past four (4) years, neither the Company nor any of the Company’s Subsidiaries has misclassified its current or former independent contractors as such or its current or former employees as exempt or nonexempt from wage and hour Laws.

Section 4.15. Taxes.

(a)    All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all amounts of Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)    The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person in all material respects all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(c)    There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d)    No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)    There are no Tax audits or other examinations by a Governmental Authority of the Company or any of its Subsidiaries presently in progress, nor has the Company or any of its Subsidiaries been notified in writing by a Governmental Authority of (nor to the knowledge of the Company has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests by a Governmental Authority for any waivers or extensions of any statute of limitations currently in effect with respect to any amount of Taxes of the Company or any of its Subsidiaries.

(f)    Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(g)    Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification or Tax sharing agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts not primarily related to Taxes).

(h)    Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i)    Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(j)    No written claim has been made to the Company or any of its Subsidiaries by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k)    Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l)    Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.

(m)    The Company and each of its Subsidiaries is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(n)    Neither the Company nor any of its Subsidiaries will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing, (ii) prepaid amount received or deferred revenue recognized prior to the Closing, (iii) change in method of accounting made prior to the Closing, (iv) ”closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).

(o)    The Company has not been, is not, and immediately prior to the First Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p)    The Company has not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Mergers, taken together, from constituting an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

Section 4.16. Brokers’ Fees. Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.17. Insurance. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.18. Permits.

(a)    The Company and its Subsidiaries have obtained, and maintain, all Permits required to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted in all material respects. Each material Permit held by the Company or any of the Company’s Subsidiaries is and has been for the past three (3) years valid, binding and in full force and effect, and each of the Company and its Subsidiaries is and has been during the past three (3) years in compliance with all such Permits. Neither the Company nor any of its Subsidiaries (i) is or has been in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material Permit to which it is a party, (ii) is or has been during the past three (3) years the subject of any pending or threatened Action by a Governmental Authority seeking the cancellation, revocation, suspension, termination, limitation, suspension, modification, or impairment of any material Permit; or (iii) has received any notice that any Governmental Authority that has issued any material Permit intends to cancel, terminate, revoke, limit, suspend, condition, modify or not renew any such material Permit, except to the extent such material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing.

(b)    Section 4.18(b) of the Company Disclosure Letter sets forth a true, correct and complete list of material Permits held by the Company or its Subsidiaries.

Section 4.19. Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.20. Real Property.

(a)    Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i)    The Company or one of its Subsidiaries holds a good and valid leasehold estate in, and enjoys, in all material respects, peaceful and undisturbed possession of, such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii)    The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.

(iii)    The Company and its Subsidiaries have delivered to Acquiror true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in to the Leased Real Property by or to the Company and its Subsidiaries, including all amendments, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Acquiror.

(iv)    The Company and its Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and neither the Company nor any of the Company’s Subsidiaries has received any written notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. To the knowledge of the Company, there are no material disputes with respect to such Real Property Leases.

(v)    As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Leased Real Property or any portion thereof.

(vi)    Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b)    None of the Company or any of its Subsidiaries owns any land (“Owned Land”).

Section 4.21. Intellectual Property.

(a)    Section 4.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered and applied-for with a Governmental Authority and is owned by the Company or any of the Company’s Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, and, to the knowledge of the Company, all such Company Registered Intellectual Property is subsisting and, excluding any pending applications included in the Company Registered Intellectual Property, is valid and enforceable.

(b)    Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof.

(c)    The Company and its Subsidiaries have not within the three (3) years preceding the date of this Agreement infringed upon, misappropriated or otherwise violated and are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person, and there is no Action pending to which the Company or any of the Company’s Subsidiaries is a named party, or to the knowledge of the Company, that is threatened in writing, alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person.

(d)    Except as set forth on Section 4.21(d) of the Company Disclosure Letter, to the knowledge of the Company as of the date of this Agreement (i) no Person is infringing upon, misappropriating or otherwise violating any material Intellectual Property of the Company or any of the Company’s Subsidiaries in any material respect, and (ii) the Company and its Subsidiaries have not sent to any Person within the three (3) years preceding the date of this Agreement any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any Intellectual Property of the Company or any of the Company’s Subsidiaries.

(e)    The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of trade secrets included in their Intellectual Property that are material to the business of the Company and its Subsidiaries. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any trade secrets of the Company or any of the Company’s Subsidiaries to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information.

(f)    With respect to the software used or held for use in the business of the Company and its Subsidiaries, to the knowledge of the Company, no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries or customers of the Company and its Subsidiaries.

(g)    The Company’s and its Subsidiaries’ use and distribution of (i) software developed by the Company or any Subsidiary, and (ii) Open Source Materials, is in material compliance with all Open Source Licenses applicable thereto. None of the Company or any Subsidiary of the Company has used any Open Source Materials in a manner that requires any software or Intellectual Property owned by the Company or any of the Company’s Subsidiaries, to be subject to Copyleft Licenses.

Section 4.22. Privacy and Cybersecurity.

(a)    The Company and its Subsidiaries maintain, and during the three (3) years preceding the date of this Agreement, have adopted, implemented and maintained a data privacy and security compliance program that complies in all material respects with all applicable Privacy/Cybersecurity Requirements, protects the Company’s information technology and Protected Health Information, as that term is defined in 45 C.F.R. §160.103, in its possession and control against reasonably anticipated threats, hazards to their security and the unauthorized use or disclosure of thereof and that includes comprehensive and robust plans, policies, procedures and administrative, technical and physical safeguards.

(b)    The Company and its Subsidiaries maintain and are in compliance with, and during the three (3) years preceding the date of this Agreement have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, in each case of clauses (i)-(iii) above, including as it relates to (A) privacy and security requirements for “Protected Health Information” or “Electronic Protected Health Information” (as those terms are defined in 45 CFR § 160.103, and together, the “HIPAA Commitments”), (B) privacy of individually identifiable health information, (C) security standards for the protection of electronic health information, (D) electronic data transaction standards and code sets, (E) standard unique identifiers for employers, providers, health plans (as applicable), (F) “business associate” relationships, within the meaning of HIPAA and (G) all other applicable provisions of HIPAA and any comparable state, local and foreign Laws relating to privacy, data protection, medical records, medical or health information privacy, and the collection, storage, transfer, use and destruction of personal or individually identifiable information used, or held for use, by the Company or any of its Subsidiaries or in connection with their respective businesses.

(c)    There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights.

(d)    During the three (3) years preceding the date of this Agreement (i) there have been no material breaches of the security of the information technology systems of the Company and its Subsidiaries, and (ii) there have been no disruptions in any information technology systems that materially adversely affected the Company’s and its Subsidiaries’ business or operations. The Company and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. To the knowledge of the Company, neither the Company nor any Subsidiary of the Company has (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

(e)    During the three (3) years preceding the date of this Agreement, (i) neither the Company nor any of its Subsidiaries has received any notice from any Governmental Authority or Person in respect of any alleged non-compliance with HIPAA or the HIPAA Commitments, (ii) no breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, that is created, collected, used, disclosed, stored, transmitted, received or otherwise processed by the Company or any of its Subsidiaries and (iii) no information security or privacy breach event has occurred that would require notification by, on behalf of or as a result of the Company or any of its Subsidiaries under HIPAA or any similar Laws.

(f)    To the knowledge of the Company, the consummation of the transactions contemplated hereby shall not breach or otherwise cause any violation in any material respect of Law, any contractual obligations or its own policies related to privacy, data protection, or the collection and use of personal information.

Section 4.23. Environmental Matters.

(a)    The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.

(b)    There has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.

(c)    Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)    No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e)    The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.24. Absence of Changes. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 4.25. Anti-Corruption Compliance.

(a)    For the past three (3) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b)    To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.26. Sanctions and International Trade Compliance.

(a)    The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b)    Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 4.27. Information Supplied. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Information Statement/Registration Statement is first mailed to the Acquiror Shareholders or at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.28. Providers and Vendors.

(a)    Section 4.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) providers and the top ten (10) vendors, in each case, based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2019 (each group of Persons, respectively, the “Top Providers” and “Top Vendors”).

(b)    Except as set forth on Section 4.28(b) of the Company Disclosure Letter, none of the Top Providers or Top Vendors has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Providers or Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

Section 4.29. Government Contracts. The Company is not party to: (a) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (b) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. To the knowledge of the Company, neither the Company nor any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 4.30. Healthcare Compliance.

(a)    Each of the Company and its Subsidiaries (i) in all material respects meets and complies with, and since January 1, 2018, has met and complied with, all applicable Laws, including all Health Care Laws, and other requirements for participation in, and receipt of payment from, the Medicare Advantage Program, and (ii) as applicable, is, and since January 1, 2018, has been, a party to one or more valid agreements with the appropriate Governmental Authority, including CMS or applicable state entities.

(b)    Since January 1, 2018, (i) the Company and its Subsidiaries have made all material filings, together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Authority, including CMS, HHS, U.S. Food and Drug Administration, state insurance departments, state departments of health, and any other agencies with jurisdiction over the Medicare Advantage Program and including filings that it was required to file under the Patient Protection and Affordable Care Act (Pub. L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), (ii) as of its respective filing date, and, if amended, as of the date of the last amendment prior to the date hereof, each such filing complied in all material respects with applicable Law and (iii) all filings were correct and in compliance in all material respects with applicable Law when filed (or were timely corrected in or supplemented by a subsequent filing) and no deficiencies have been asserted by any Governmental Authority related to any such filing.

(c)    Since January 1, 2018, the Company and its Subsidiaries have adopted, implemented and maintained policies, procedures and programs reasonably designed to ensure that their respective directors, officers, managers, employees, agents, brokers, providers, contractors, vendors, marketing organizations, and similar entities with which they do business are in compliance with all applicable Laws, and since January 1, 2018, the Company and its Subsidiaries have prepared, submitted and implemented in all material respects appropriate responses and, as applicable, any corrective action plans required to be prepared and submitted in response to all (i) internal or third-party audits, inspections, investigations or examinations of the Company’s or any of its Subsidiaries’ business and (ii) complaints or allegations by members or other Persons.

(d)    Since January 1, 2018, (i) all claims for payment submitted by the Company and its Subsidiaries to the Medicare Advantage Program were or are, in all material respects, true and correct; (ii) each of the Company and its Subsidiaries has timely paid or caused to be paid all known and undisputed refunds, overpayments or adjustments that have become due to the Federal Government or the Medicare Advantage Program; (iii) each of the Company and its Subsidiaries has implemented and maintained a compliance program, including policies, procedures and training, intended to ensure compliance with all applicable Health Care Laws, and each of the Company and its Subsidiaries is operated in compliance in all material respects with such compliance programs, including training of workforce members when hired and periodically thereafter and (iv) to the knowledge of the Company, there are no facts or circumstances that would give rise to any disallowance, recoupment, denial of payment, suspension of payment, overpayment, or penalty action or proceeding against the Company or its Subsidiaries.

(e)    Each of the Company and its Subsidiaries is, and since January 1, 2018, has been, in compliance in all material respects with the conditions of participation, conditions of payment, and plan agreements for the Medicare Advantage Program in which it participates; and none of the of the Company or its Subsidiaries is or has been terminated or suspended from participation in the Medicare Advantage Program, and there is no reason to believe that any such termination, suspension would reasonably be expected to occur.

(f)    Since January 1, 2018, neither the Company nor any of its Subsidiaries or any director, officer, employee, or to the knowledge of the Company, any agent or contractor thereof is currently suspended, excluded or debarred from contracting with any Governmental Authority or from participating in the Medicare Advantage Program or, to the knowledge of the Company, subject to any Action, investigation or proceeding by any Governmental Authority that could result in such suspension, exclusion or debarment, and prior to hire or engagement and monthly thereafter, the Company verifies that no director, officer, manager, employee, or to the knowledge of the Company, Provider, independent contractor or other Person providing services to the Company is suspended, excluded or debarred from contracting with the United States federal government or excluded from participation in the Medicare Advantage Program.

(g)    Since January 1, 2018, neither the Company nor any of its Subsidiaries has entered into or is or has been otherwise subject to any agreement, settlement, corporate integrity agreement, with any Governmental Authority related to any actual or alleged violation of any applicable Law.

(h)    Neither the Company nor any of its Subsidiaries is, or since January 1, 2018, has been, subject to any material ongoing or threatened investigation, non-routine audit, sanction or program integrity review by a Governmental Authority, other Person or the Medicare Advantage Program, or to the knowledge of the Company, has received any written notice, citation, suspension, revocation, limitation, warning, or request for repayment or refund issued by a Governmental Authority or the Medicare Advantage Program which alleges or asserts that the Company or any of its Subsidiaries or any officer, director or employee thereof acting in such capacity has violated any applicable Laws or which requires or seeks to adjust, modify or alter the Company’s or any of its Subsidiaries’ operations, activities, services or financial condition and that has not been fully and finally resolved.

(i)    Since January 1, 2018, neither the Company nor any of its Subsidiaries or any director, officer, employee, contractor or agent thereof acting in such capacity has knowingly made or caused to be made a false or fraudulent statement of material fact or knowingly failed to disclose a material fact required to be disclosed to any Governmental Authority, including any such statement that could cause a Governmental Authority to take a material enforcement or regulatory action in connection with the Company or any of its Subsidiaries, or each of their respective business, or any such director, officer, manager, employee, contractor or agent.

(j)    Neither the Company nor any of its Subsidiaries or any director, officer, employee or, to the knowledge of the Company, agent or contractor thereof (i) is, or since January 1, 2018, has been, assessed a civil monetary penalty under Section 1128A of the Social Security Act, (ii) is excluded from participation in the Medicare Advantage Program, (iii) has been convicted of any criminal offense relating to the delivery of any item or service under any Government Sponsored Health Care Program, which would require their exclusion from the Medicare Advantage Program or (iv) has knowingly made an untrue or fraudulent statement, including certification, of material fact to any Governmental Authority or agent thereof or knowingly failed to disclose a material fact required to be disclosed to a Governmental Authority or agent thereof.

(k)    To the knowledge of the Company, each of the employees and independent contractors, including, to the extent applicable, physicians, nurse practitioners, advanced practice nurses, therapists, physician assistants, technicians and other Providers, providing clinical, medical, or other professional services for or on behalf of the Company or any of its Subsidiaries holds, and since January 1, 2018 has held, as applicable, a valid and unrestricted Permit to provide such services and is performing only those services that are permitted by such Permit, and the Company and its Subsidiaries verify before hire and prior to renewal that all such Permits are valid and unrestricted. For purposes of clarity, the preceding sentence is not intended to include those providers that contract with the Company to provide covered services for its member population; these in network providers are subject to the Company’s credentialing process, which comports with applicable Law and CMS regulation.

(l)    No Provider, Governmental Authority or other Person has challenged or, to the knowledge of the Company, threatened to challenge the legality or enforceability of the agreements or payment, fee or other compensation arrangements between any of the Company or its Subsidiaries, and all such agreements or other payment, fee or other compensation arrangements comply, and since January 1, 2018 have complied, in all material respects, with all applicable Laws, including but not limited to prohibitions against kickbacks, the corporate practice of medicine, professional fee splitting and professional profit sharing.

Section 4.31. Insurance Subsidiaries. Except as would not be material to the business of a Company Insurance Subsidiary, each Company Insurance Subsidiary is (a) duly licensed or authorized as an insurance company or health maintenance organization in its jurisdiction of incorporation or organization and (b) duly licensed, authorized or otherwise eligible to transact the business of insurance in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted. None of the Company Insurance Subsidiaries incorporated in the U.S. is commercially domiciled in any other jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its incorporation.

Section 4.32. SAP Statements.

(a)    Since January 1, 2018, each Company Insurance Subsidiary has (i) filed all annual and quarterly statements, together with all material exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, in each case required by applicable Law to be filed by such Company Insurance Subsidiary with its domiciliary regulatory on forms prescribed or permitted thereby (collectively, the “SAP Statements”), and (ii) has made all other filings required by applicable Insurance Law to be filed by such Company Insurance Subsidiary with any Governmental Authority. As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date hereof, each such filing complied with applicable Law in all material respects. No Governmental Authority has asserted any deficiency related to any such filing.

(b)    The Company has made available to Acquiror correct and complete copies of the SAP Statements. The SAP Statements were prepared from the books and records of the applicable Company Insurance Subsidiary and fairly present, in all material respects, the statutory financial condition of such Company Insurance Subsidiary at the respective dates thereof and the statutory results of operations for the periods then ended under SAP applied on a consistent basis throughout the periods indicated and consistent with each other.

Section 4.33. Reserves. The reserves, provision for losses and other actuarial amounts of each Company Insurance Subsidiary recorded in its SAP Statements (a) were determined in all material respects under the actuarial standards of practice promulgated by the Actuarial Standards Board for use by actuaries when providing professional services in the United States in effect on that date (except as otherwise noted in such financial statements, including the notes thereto), (b) are fairly stated in all material respects under generally accepted actuarial principles and (c) include provisions for all actuarial reserves that were required at that time to be established by applicable Laws based on facts known to such Company Insurance Subsidiary as of such date.

Section 4.34. Capital or Surplus Maintenance. None of the Company Insurance Subsidiaries is subject to any requirement imposed by a Governmental Authority to maintain specified capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions imposed by applicable Insurance Laws of general application.

Section 4.35. Insurance Business.

(a)    Since January 1, 2018, the business of each Company Insurance Subsidiary (including business, marketing, operations, sales and issuances of Insurance Contracts conducted by or through Producers) has been conducted in compliance with applicable Insurance Laws in all material respects. In addition, (i) there is no pending or, to the knowledge of the Company, threatened charge by any state insurance regulatory authority that the Company or any Company Insurance Subsidiary has violated, nor is there any pending nor, to the knowledge of the Company, threatened investigation by any state insurance regulatory authority with respect to possible violations by the Company or any Company Insurance Subsidiary of any applicable Insurance Laws, (ii) each Company Insurance Subsidiary has been duly authorized by the relevant state insurance regulatory authorities to issue the policies or Contracts of insurance in the jurisdictions in which it operates, and (iii) since January 1, 2018, each Company Insurance Subsidiary has filed all reports, forms, notices and materials required to be filed by it with any state insurance regulatory authority. None of the Company Insurance Subsidiaries is subject to any order or decree of any insurance regulatory authority that (i) relates to material marketing, sales, or trade (other than routine correspondence) or (ii) has revoked, suspended or limited or that seeks the revocation, suspension or limitation of any license or other permit issued pursuant to applicable Insurance Laws. No Action is pending or, to the knowledge of the Company, threatened that would reasonably be expected to result in the revocation or suspension of any such material license.

(b)    Since December 31, 2018, all claims due and payable by or on behalf of any Company Insurance Subsidiary have in all material respects been paid in accordance with the terms of the applicable Insurance Contract under which they arose and in compliance with all applicable Laws.

Section 4.36. Insurance Producers. To the knowledge of the Company, (a) each Producer, at the time such Producer solicited, negotiated or sold any Insurance Contract, was duly and appropriately appointed by a Company Insurance Subsidiary, in compliance with applicable Law, to act as a Producer for such Company Insurance Subsidiary and was duly and appropriately licensed as a Producer (for the type of business sold or produced by such Producer on behalf of such Company Insurance Subsidiary), in each jurisdiction in which such Producer was required to be so licensed, and no such Producer violated any term or provision of applicable Law relating to the solicitation, negotiation or sale of any Insurance Contract, (b) no Producer has breached the terms of any agency or broker contract with a Company Insurance Subsidiary or violated in any material respect any Law or policy of a Company Insurance Subsidiary in the solicitation, negotiation, or sale of business for any Company Insurance Subsidiary, (c) no Producer has been enjoined, indicted, convicted or made the subject of any consent decree or judgment on account of any violation in any material respect of applicable Law in connection with such Producer’s actions in his, her or its capacity as a Producer for a Company Insurance Subsidiary nor has any Producer been subject to any enforcement or disciplinary proceeding alleging any such violation and (d) the Company has not received any written notice or inquiry from any Governmental Authority with respect to any Producer regarding any of the matters described in clauses (a) through (c). There are no outstanding (i) disputes between a Company Insurance Subsidiary and a Producer concerning material amounts of commissions or other incentive compensation, (ii) to the knowledge of the Company, material errors and omissions claims against any Producer related to or arising from the Producer’s relationship with a Company Insurance Subsidiary or (iii) material amounts owed by any Producer to any Company Insurance Subsidiary. The manner in which the Company Insurance Subsidiaries compensate Producers involved in the solicitation, negotiation, sale or servicing of Insurance Contracts is in compliance in all material respects with applicable Law and the terms of any applicable agreement with such Producers.

Section 4.37. Reinsurance Agreements. Since January 1, 2018, no reinsurer under any reinsurance agreement currently in force to which any Company Insurance Subsidiary is a party has given written notice of termination (provisional or otherwise) in respect to such reinsurance agreement. None of the Company Insurance

Subsidiaries are, and, to the knowledge of the Company, no reinsurer is in material default under any such reinsurance agreement. Each Company Insurance Subsidiary is entitled under SAP to take reinsurance credit on its SAP Statements filed with all insurance regulatory authorities for all material amounts reflected therein that are recoverable by such Company Insurance Subsidiary with respect to any such reinsurance agreement. None of the Company Insurance Subsidiaries are party to any Contracts with any third party whereby such Company Insurance Subsidiary acts as the reinsurer. With respect to any reinsurance Contract to which any Company Insurance Subsidiary is a party or has been a party since January 1, 2018, the Contract has been properly approved by, notice has been given to, or it has been filed with, as applicable, the appropriate state insurance regulatory authorities (or other applicable Governmental Authority) in compliance with applicable Law.

Section 4.38. No Additional Representation or Warranties. Except as provided in and this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (a) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.15), or (b) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article  V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1. Company Organization. Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 5.2. Due Authorization.

(a)    Each of Acquiror and Merger Sub has all requisite corporate power and authority to (i) execute and deliver this Agreement and the documents contemplated hereby, and (ii) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) duly and validly authorized and approved by each of the Boards of Directors of Acquiror and Merger Sub, (B) determined by each of the Boards of Directors of Acquiror and Merger Sub as advisable to Acquiror and the Acquiror Shareholders and the sole shareholder of Merger Sub, as applicable, and recommended for approval by the Acquiror Shareholders and the sole shareholder of Merger Sub, as applicable, and (C) duly and validly authorized and approved by Acquiror as the sole shareholder of Merger Sub. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)    Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:

(i)    each of those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b)(ii) shall require approval by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Common Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(ii)    each of those Transaction Proposals identified in clauses (D), (E), (F), (G), (H), (I), (J) and (K) of Section 8.2(b)(ii), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose;

(c)    The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.

(d)    At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3. No Conflict. Subject to the Acquiror Shareholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 5.4. Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 5.5. SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since April 24, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6. Internal Controls; Listing; Financial Statements.

(a)    Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since April 24, 2020, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b)    Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)    Since April 24, 2020, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”). The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on the NYSE.

(d)    The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of December 31, 2019, and statement of operations, cash flow and shareholders’ equity of Acquiror for the period from October 18, 2019 (inception) through December 31, 2019, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements present (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e)    There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f)    Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7. Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar, and (c) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.

Section 5.8. Trust Account. As of the date of this Agreement, Acquiror has at least $828,000,000.00 in the Trust Account (including, if applicable, an aggregate of approximately $28,980,000.00 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of April 21, 2020, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. Since April 24, 2020, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the First Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the First Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the First Effective Time, no Acquiror Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated.

Section 5.9. Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10. Absence of Changes. Since April 24, 2020, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Acquiror Disclosure Letter, Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 5.11. No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (c) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.12. Capitalization of Acquiror.

(a)    As of the date of this Agreement, the authorized share capital of Acquiror is $55,500.00 divided into (i) 500,000,000 shares of Acquiror Class A Common Stock, 82,800,000 of which are issued and outstanding as of the date of this Agreement, (ii) 50,000,000 shares of Acquiror Class B Common Stock, of which 20,700,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 5,000,000 preferred shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement (clauses (i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b)    Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Mergers for one share of Acquiror Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 27,600,000 Acquiror Common Warrants and 10,933,333 Acquiror Private Placement Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until the later of (x) April 24, 2021 and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Total PIPE Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities. Except as disclosed in the Acquiror SEC Filings and except for the Total PIPE Subscription Agreements and the Registration Rights Agreement, Acquiror is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests of Acquiror.

(c)    Other than in connection with the Total PIPE Investment, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d)    The Stock Consideration and the Acquiror Class B Common Stock, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e)    On or prior to the date of this Agreement, Acquiror has entered into Subscription Agreements, in substantially the form attached to Section 5.12(e) of the Acquiror Disclosure Letter, with PIPE Investors pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed to purchase, in connection with the transactions contemplated hereby, from Acquiror shares of Domesticated Acquiror Class A Common Stock for a PIPE Investment Amount of $245,000,000 (such amount, the “Minimum PIPE Investment Amount”). Such Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with their terms. To the knowledge of Acquiror with respect to each PIPE Investor, such Subscription Agreements have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror, except for such assignments or transfers contemplated or permitted by the Subscription Agreements and except for such actions permitted by Section 7.11(a). Each such Subscription Agreement is a legal, valid and binding obligation of (x) Acquiror and, (y) to the knowledge of Acquiror, each PIPE Investor party thereto, in each case, assuming the due authorization, execution and delivery by the other parties thereto, and neither the execution or delivery of such Subscription Agreement by Acquiror nor the performance by Acquiror of its obligations under any such Subscription Agreement violates or conflicts with any applicable Laws or the Governing Documents of Acquiror. There are no other agreements, side letters or arrangements between Acquiror and any PIPE Investor relating to any such Subscription Agreement that would adversely affect the obligation of such PIPE Investor to purchase from Acquiror the applicable portion of the PIPE Investment Amount set forth in such Subscription Agreement of such PIPE Investors and, as of the date hereof, Acquiror does not have actual knowledge of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any such Subscription Agreement not being satisfied, or the Minimum PIPE Investment Amount not being available to Acquiror, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of any such Subscription Agreement and, as of the date hereof, Acquiror has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any such Subscription Agreement. Such Subscription Agreements contain all of the conditions precedent (other than the conditions contained in this Agreement and the Ancillary Agreements, as applicable) to the obligations of the PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in such Subscription Agreements on the terms therein. No fees, cash consideration or other discounts are payable or have been agreed to be paid by Acquiror or any of its Subsidiaries (including, from and after the Closing, the Company and its Subsidiaries) to any PIPE Investor in respect of its PIPE Investment, except as set forth in the Subscription Agreements. Following the consummation of the transactions contemplated hereby (including the Mergers and the PIPE Investment), no PIPE Investor or stockholder of Acquiror as of immediately prior to the First Merger or any of their respective Affiliates will own ten percent (10%) or more of the outstanding capital stock (on a fully diluted basis) of the Surviving Corporation.

(f)    Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13. Brokers’ Fees. Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section  5.14. Indebtedness. Neither Acquiror nor Merger Sub has any Indebtedness.

Section 5.15. Taxes.

(a)    All material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material amounts of Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)    There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.

(c)    No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(d)    No material Tax audit or other examination of Acquiror or Merger Sub is presently in progress, nor has Acquiror been notified in writing of (nor to the knowledge of Acquiror has there been) any request or threat for such an audit or other examination.

(e)    There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material amount of Taxes of Acquiror or Merger Sub.

(f)    Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.

(g)    Acquiror has not taken any action, nor to the knowledge of Acquiror are there any facts or circumstances, that would reasonably be expected to prevent the Mergers, taken together, from constituting an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section  368(a) of the Code and the Treasury Regulations.

Section 5.16. Business Activities.

(a)    Since formation, neither Acquiror or Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.

(b)    Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)    Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the First Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d)    As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $50,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

(e)    Except as described in the Acquiror SEC Filings or in connection with the Total PIPE Investment and except for the Total PIPE Subscription Agreements and the Registration Rights Agreement, there are no transactions, Contracts, side letters, arrangements or understandings between Acquiror or Merger Sub, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Acquiror or Merger Sub.

Section 5.17. NYSE Stock Market Quotation. The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE under the symbol “IPOC”. The Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPOC WS”. Acquiror is in compliance with the rules of the NYSE and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on the NYSE. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.18. Acquiror Shareholders. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the Mergers such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401.

Section 5.19. Registration Statement, Proxy Statement and Proxy Statement/Information Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Information Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing in accordance with Rule 424(b) of the Securities Act and/or pursuant to Section 14A of the Exchange Act, the date the Proxy Statement/Information Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Acquiror Shareholders and certain of the Company’s stockholders, as applicable, and at the time of the Acquiror Shareholders’ Meeting, the Proxy Statement/Information Statement/Registration Statement and the Proxy Statement, as applicable, together with any amendments or supplements thereto, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Information Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Information Statement/Registration Statement.

Section 5.20. No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article  IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.21. No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1. Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements or required by Law or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of the Company in the ordinary course consistent with past practice; provided, that Company or any of its Subsidiaries may take any action, including the establishment of any policy, procedure or protocol, in order to comply with any applicable COVID-19 Measures; provided, further, in each case, that (i) such actions are reasonably necessary, taken in good faith and taken to preserve the continuity of the business of the Company and its Subsidiaries and (ii) the Company shall, to the extent reasonably practicable, inform Acquiror of any such actions prior to the taking thereof and shall consider in good faith any suggestions or modifications from Acquiror with respect thereto. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and the Company shall cause its Subsidiaries not to, except as contemplated by this Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements or required by Law:

(a)    change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company;

(b)    make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(c)    split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(d)    purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) transactions between the Company and any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company and (iii) purchases or redemptions pursuant to exercises of Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to equity awards in accordance with the terms of such equity awards;

(e)    enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12 or Section 4.29 of the Company Disclosure Letter, or any Real Property Lease, in each case, other than entry into, or modification of, such agreements in the ordinary course of business consistent with past practice;

(f)    sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, including the Leased Real Property, except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business and (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries;

(g)    acquire any ownership interest in any real property;

(h)    except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.12 of the Company Disclosure Letter or as otherwise expressly disclosed on Section 6.1(h) of the Company Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of the Company or any of the Company’s Subsidiaries, or hire or terminate the employment of employees with an annual base salary of $250,000 or more, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business consistent with past practice;

(i)    acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(j)    make any material loans or material advances to any Person, except for (i) advances to employees, officers or independent contractors of the Company or any of the Company’s Subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among the Company and its wholly owned Subsidiaries or among the wholly-owned Subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;

(k)    (i) make, change or revoke any material Tax election, (ii) amend, modify or otherwise change any filed Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method for Tax purposes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) with any Governmental Authority with respect to a material Tax, (v) settle any claim or assessment in respect of any material Taxes, (vi) knowingly surrender or allow to expire any right to claim a refund of any material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes or in respect to any Tax attribute that would give rise to any claim or assessment of material Taxes;

(l)    take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from constituting an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(m)    (i) incur or assume any Indebtedness (including Company PPP Loan Indebtedness) or guarantee any Indebtedness of another Person (including any such Indebtedness pursuant to any PPP Loan), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or guaranty any debt securities of another Person, other than any Indebtedness or guarantee (x) incurred in the ordinary course of business and in an aggregate amount not to exceed $500,000 or (y) incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly-owned Subsidiaries; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $500,000, except as otherwise contemplated by this Agreement or as such obligations become due;

(n)    (i) except as set forth in Section 6.1(n)(i) of the Company Disclosure Letter, issue any additional shares of Company Capital Stock or securities exercisable for or convertible into Company Capital Stock, except for issuances of Company Common Shares pursuant to exercises of Options or conversion of Company Preferred Stock in accordance with the terms of such Company Preferred Stock or (ii) make commitments to grant any additional equity or equity-based compensation;

(o)    adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Pre-Closing Restructuring and the Mergers);

(p)    waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 individually and less than $1,000,000 in the aggregate;

(q)    grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to the Company and its Subsidiaries, or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to the Company and its Subsidiaries except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of the Company’s or any of its Subsidiaries’ business judgment as to the costs and benefits of maintaining the item;

(r)    disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

(s)    make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(s) of the Company Disclosure Letter, in the aggregate;

(t)    manage the Company’s and its Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(u)    permit any of its material Intellectual Property to become subject to a Lien (other than a Permitted Lien) or sell, lease, license or otherwise dispose of any of its material Intellectual Property rights but excluding licenses to Intellectual Property granted by the Company or any of the Company’s Subsidiaries in the ordinary course of business consistent with past practice;

(v)    enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(w)    waive the restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;

(x)    (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person;

(y)    amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries, terminate, cancel, surrender, permit to lapse or fail to renew or use reasonable best efforts to maintain any material Governmental Authorization or material Permit required for the conduct of the business of the Company or any of the Company’s Subsidiaries or otherwise fail to use reasonable best efforts to maintain and preserve its relationships with any Governmental Authority, customers, suppliers, contractors and other Persons with which it has material business relations;

(z)    terminate or amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries any material insurance policy insuring the business of the Company or any of the Company’s Subsidiaries;

(aa) except as required by SAP or any Governmental Authority with jurisdiction over the business of any Company Insurance Subsidiary, make any material change in financial accounting methods, principles or practices used by such Company Insurance Subsidiary;

(bb) other than in the ordinary course of business consistent with past practice, terminate, suspend, abrogate, amend or modify (i) any certificate of authority to conduct business as an insurance company or health maintenance organization issued by the applicable insurance or health regulatory Governmental Authority or (ii) any other material Permit, in the case of each of the foregoing clauses (i) and (ii), in a manner material and adverse to any Company Insurance Subsidiary;

(cc) make any material change in investment, hedging, underwriting or claims administration principles or practices or in methodologies for estimating and providing for medical costs and other liabilities, except, to the extent applicable, for any such change required by a change in applicable Law or SAP; or

(dd) enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2. Inspection. Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other documents relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries, in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such material communications in writing to Acquiror).

Section 6.3. Preparation and Delivery of Additional Company Financial Statements.

(a)    As soon as reasonably practicable following the date hereof, the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiaries as of and for the three- and nine-month period ended September 30, 2020 (the “Q3 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q3 Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q3 Financial Statements with the same force and effect as if made as of the date of this Agreement; provided, further, that the Company shall use its reasonable best efforts to deliver the Q3 Financial Statements by November 15, 2020.

(b)    If the First Effective Time has not occurred prior to February 16, 2021, as soon as reasonably practicable following February 16, 2021, the Company shall deliver to Acquiror the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in stockholders’ equity of the Company and its Subsidiaries as of and for the years ended December 31, 2020, together with the auditor’s reports thereon (the “2020 Audited Financial Statements”); provided that upon delivery of such 2020 Audited Financial Statements, the representation and warranties set forth in Section 4.8 shall be deemed to apply to the Audited Financial Statements in the same manner as the Audited Financial Statements, mutatis mutandis, with the same force and effect as if made as of the date of this Agreement.

Section 6.4. Affiliate Agreements. Prior to the Closing, the Company shall terminate or settle, or cause to be terminated or settled, without further liability to Acquiror, the Company or any of the Company’s Subsidiaries, all Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter, and obtain evidence reasonably satisfactory to Acquiror that such Affiliate Agreements have been terminated or settled, effective prior to the Closing.

Section 6.5. Pre-Closing Restructuring. In accordance with the steps set forth, and otherwise in the manner described, on Section 6.5 of the Company Disclosure Letter (the “Pre-Closing Restructuring Plan”), the Company shall:

(a)    prior to the First Effective Time, effect the conversion of all outstanding shares of Company Preferred Stock into shares of Company Existing Common Stock (the “Preferred Stock Conversion”);

(b)    prior to the First Effective Time, effect the exchange of all outstanding shares of Company Existing Common Stock held by NJ Healthcare Investments, LLC, Caesar Ventures, LLC and Titus Ventures, LLC for shares of Company Class Z Common Stock (the “Founder Share Exchange”);

(c)    prior to the First Effective Time, effect the conversion of all outstanding principal and accrued but unpaid yield due on the Company Convertible Securities as of such time into a number of shares of Company Class Z Common Stock on terms reasonably satisfactory to the parties hereto (the “Company Convertible Securities Conversion”);

(d)    prior to the First Effective Time, effect the conversion of all outstanding Company Warrants into shares of Company Existing Common Stock (the “Company Warrant Conversion”);

(e)     prior to the First Effective Time, effect the Charter Amendment (together with the Preferred Stock Conversion, Founder Share Exchange, the Company Convertible Securities Conversion and the Company Warrant Conversion, the “Pre-Closing Restructuring”) substantially in the form set forth on Section 6.5 of the Company Disclosure Letter; and

(f)    otherwise take all actions necessary such that the Pre-Closing Restructuring shall have been consummated prior to the Closing in accordance with the steps set forth, and otherwise in the manner described, in the Pre-Closing Restructuring Plan.

Section 6.6. Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives, acting on its and their behalf, not to (a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentence with respect to any actions explicitly contemplated by the Pre-Closing Restructuring Plan or otherwise contemplated by this Agreement (including the Total PIPE Investment).

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1. Employee Matters.

(a)    Employee Matters. Acquiror shall take all necessary actions to cause each employee of the Company or any of its Subsidiaries immediately prior to the Closing to continue in employment with Acquiror and its Affiliates (including the Company or any of its Subsidiaries) immediately following the Closing (such employees, the “Continuing Employees”). Following the Closing, Acquiror shall honor and perform in accordance with their terms all Company Benefit Plans, including all employment, severance, bonus, transaction, incentive and other compensation arrangements.

(b)    Continuing Compensation / Benefits. Except where applicable Law or the provisions of a Contract in effect as of the date hereof require more favorable treatment, for the twelve (12) month period commencing on the Closing Date, Acquiror and its Affiliates shall provide, or shall cause the Company and its Subsidiaries to provide, to each Continuing Employee with (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage, as applicable, provided to such Continuing Employee immediately prior to the Closing Date, (ii) annual cash target bonus opportunities that are no less favorable than the annual cash target bonus opportunities provided to such Continuing Employee immediately prior to the Closing Date, and (iii) employee benefits (excluding equity awards, defined benefit pension or retiree medical benefits, as applicable, except as required by applicable Law or the provisions of a Contract) that are substantially comparable in the aggregate as those provided to such Continuing Employee immediately prior to the Closing.

(c)    Service Credit, Etc. Effective as of the Closing and thereafter, Acquiror and its Affiliates shall recognize, or shall cause the Company and its Subsidiaries to recognize, each Continuing Employee’s employment or service with the Company or any of the Company’s Subsidiaries (including any current or former Affiliate thereof or any predecessor of the Company or any of its Subsidiaries) prior to the Closing for all purposes, including for purposes of determining, as applicable, eligibility for participation, vesting and entitlement of the Continuing Employee under all employee benefit plans maintained by the Company, its Subsidiaries, Acquiror or an Affiliate of Acquiror, including vacation plans or arrangements, 401(k) or other retirement plans and any welfare plans (excluding equity incentive plans or benefit accruals under a defined benefit pension plan), except to the extent such recognition would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, effective as of the Closing and thereafter, Acquiror and its Affiliates shall, or shall cause the Company and its Subsidiaries to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health or similar plan of the Company, its Subsidiaries, Acquiror or an Affiliate of Acquiror to be waived with respect to Continuing Employees and their eligible dependents (provided, that, in the case of any insured arrangements, subject to the consent of the applicable insurer and Acquiror’s commercially reasonable efforts to obtain such consent), except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Closing, and (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of the Company or any of the Company’s Subsidiaries prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any medical, dental, pharmaceutical or vision benefit plan of the Company, its Subsidiaries, Acquiror or an Affiliate of Acquiror, as if such amounts had been paid in accordance with such plan (provided, that, in the case of any insured arrangements, subject to the consent of the applicable insurer and Acquiror’s commercially reasonable efforts to obtain such consent).

(d)    Equity Plans. Prior to the Closing Date, Acquiror shall approve and adopt an incentive equity plan in substantially the form attached hereto as Exhibit E (the “Incentive Equity Plan”), an Employee Stock Purchase Plan in substantially the form attached hereto as Exhibit F (the “ESPP”), and a Management Incentive Plan, the general terms and conditions of which have been approved by the Company’s Board of Directors and are set forth on Exhibit G (the “Management Incentive Plan”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Class A Common Stock issuable under the Incentive Equity Plan and the ESPP, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan and the ESPP remain outstanding. Acquiror shall grant equity awards for shares of Acquiror Class B Common Stock to such persons and in the amounts and on the dates set forth on Exhibit G, pursuant to the Management Incentive Plan.

(e)    No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2. Trust Account Proceeds and Related Available Equity.

(a)    If, (i) the amount of cash available in the Trust Account following the Acquiror Shareholders’ Meeting, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (but prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, and (y) any Transaction Expenses or transaction expenses of Acquiror or its Affiliates) (the “Trust Amount”), plus (ii) the Total PIPE Investment Amount actually received by Acquiror prior to or substantially concurrently with the Closing (the sum of clauses (i) and (ii), the “Available Acquiror Cash”), is equal to or greater than $700,000,000 (the “Minimum Available Acquiror Cash Amount”), then the condition set forth in Section 9.3(d) shall be satisfied; provided, that, in each case, the parties to this Agreement do not have any intention as of the Second Effective Time to use, or to cause to be used, any amount of such Available Acquiror Cash to effect any additional repurchase, redemption or other acquisition of outstanding shares of Acquiror Common Stock within the six (6)-month period after the Closing.

(b)    Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (2) immediately thereafter, pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3. Listing. From the date hereof through the Second Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on the NYSE, and shall prepare and submit to NYSE a listing application, if required under NYSE rules, covering the shares of Acquiror Class A Common Stock issuable in the Mergers and the Domestication, and shall use reasonable best efforts to obtain approval for the listing of such shares of Acquiror Class A Common Stock on the NYSE and the Company shall reasonably cooperate with Acquiror with respect to such listing. Notwithstanding the foregoing, if mutually agreed by Acquiror and the Company at least three (3) Business Days prior to the initial filing of the Proxy Statement/Information Statement/Registration Statement with the SEC pursuant to Section 8.2(a), Acquiror will delist the Acquiror Class A

Common Stock from the NYSE and instead prepare and submit to Nasdaq Capital Market (“Nasdaq”) a listing application covering the shares of Acquiror Class A Common Stock issuable in the Merger and the Domestication, and shall use reasonable best efforts to obtain approval for the listing of the Acquiror Class A Common Stock on Nasdaq from and after the Second Effective Time, and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.4. No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives acting on its and their behalf, not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (c) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 7.5. Acquiror Conduct of Business.

(a)    During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including as contemplated by the Total PIPE Investment), in connection with the Domestication or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the Total PIPE Investment or in connection with the Domestication) or the Ancillary Agreements or as required by Law:

(i)    seek any approval from the Acquiror Shareholders, or otherwise take any action, to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;

(ii)    except as contemplated by the Transaction Proposals, (A) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub Capital Stock, share capital or equity interests, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or Merger Sub Capital Stock or equity interests, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;

(iii)    (A) make, change or revoke any material Tax election, (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method for Tax purposes, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) with any Governmental Authority, (E) settle any claim or assessment in respect of a material amount of Taxes, (F) knowingly surrender or allow to expire any right to claim a refund of a material amount of Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of a material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(iv)    take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from constituting an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(v)    enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (A) the Sponsor or anyone related by blood, marriage or adoption to any Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi)    incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (A) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000, (B) incurred between Acquiror and Merger Sub or (C) in respect of any Working Capital Loan in an aggregate amount not to exceed $2,500,000;

(vii)    incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan);

(viii)    waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action);

(ix)    other than with respect to the Total PIPE Investment (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Stock Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(x)    enter into any agreement to do any action prohibited under this Section 7.5.

(b)    During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 7.6. Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the First Effective Time:

(a)    the Board of Directors of Acquiror shall consist of nine (9) members, which shall initially include:

(i)    Vivek Garipalli, Andrew Toy, Chelsea Clinton, Benjamin Peretz and Nathaniel S. Turner; and

(ii)    four (4) “independent” director nominees for the purposes of NYSE or Nasdaq rules, as applicable, two (2) of whom shall be designated following the date of this Agreement;

(b)    the Board of Directors of Acquiror shall have six (6) “independent” directors for the purposes of NYSE or Nasdaq rules, as applicable, each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the First Effective Time; and

(c)    the initial officers of Acquiror shall be as set forth on Section 2.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the First Effective Time.

Section 7.7. Reserved.

Section 7.8. Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the First Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Incorporation of Acquiror in substantially the form attached as Exhibit A to this Agreement, in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding share of Acquiror Class A Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock; (ii) each then issued and outstanding share of Acquiror Class B Common Stock shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Class A Common Stock; (iii) each then issued and outstanding warrant of Acquiror shall convert automatically into a Domesticated Acquiror Warrant, pursuant to the Warrant Agreement; and (iv) each then issued and outstanding Cayman Acquiror Unit shall convert automatically into a Domesticated Acquiror Unit.

Section 7.9. Indemnification and Insurance.

(a)    From and after the First Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the Company being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Second Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.9.

(b)    For a period of six (6) years from the First Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms no less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable (whichever premium being higher), for such insurance policy for the year ended December 31, 2019; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the First Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.9 shall be continued in respect of such claim until the final disposition thereof.

(c)    Notwithstanding anything contained in this Agreement to the contrary, this Section 7.9 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.9.

(d)    On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 7.10. Acquiror Public Filings. From the date hereof through the First Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.11. PIPE Investment.

(a)    Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to termination), any provision or remedy under, or any replacements of, any of the Subscription Agreements, except for any such actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Minimum PIPE Investment Amount, reduce or impair the rights of Acquiror under any Subscription Agreement or otherwise adversely affect any rights of Acquiror or the Company under any Subscription Agreement and except for any assignment or transfer contemplated in or expressly permitted by any Subscription Agreement (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence, Acquiror shall use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements in all material respects on the terms and conditions described therein, including using its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Acquiror in the Subscription Agreements and otherwise comply in all material respects with its obligations thereunder; (ii) in the event that all conditions in the Subscription Agreements (other than conditions that Acquiror or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing; and (iii) enforce its rights under the Subscription Agreements, in the event that all conditions in the Subscription Agreements (other than conditions that Acquiror or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to pay to (or as directed by) Acquiror the applicable portion of the PIPE Investment Amount, as applicable, set forth in the Subscription Agreements in accordance with their terms.

(b)    Without limiting the generality of Section 7.11(a), Acquiror shall give the Company prompt written notice: (i) of any amendment to any Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby) (ii) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any breach or default) by any party to any Subscription Agreement known to Acquiror; (iii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (iv) if Acquiror does not expect to receive all or any portion of the Minimum PIPE Investment Amount pursuant to the Subscription Agreements.

ARTICLE VIII

JOINT COVENANTS

Section 8.1. HSR Act and Foreign Antitrust Approvals; Other Filings.

(a)    In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain early termination of the waiting period under the HSR Act and (ii) as soon as practicable, make such other filings with any foreign Governmental Authorities (including all Permits) as may be required under any applicable similar foreign Law. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b)    Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c)    Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.

(d)    With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby (with the exception of the filings submitted under the HSR Act); provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Each of the Company and Acquiror (and its controlled Affiliates) may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 8.1 as “counsel only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside and in-house counsel (and mutually-acknowledged outside consultants) and not disclosed by such counsel (or consultants) to any employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information.

(e)    Acquiror shall be responsible for and pay all filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby; provided, however, that all such filing fees shall be transaction expenses of Acquiror and its Affiliates and be paid (or repaid, if applicable) in accordance with Section  2.4(c).

Section 8.2. Preparation of Proxy Statement/Information Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a)    Registration Statement and Prospectus.

(i)    As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the joint proxy statement/information statement to be filed with the SEC as part of the Registration Statement and sent to (A) the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting and (B) to the holders of Company Capital Stock with respect to the action to be taken by certain stockholders of the Company pursuant to the Company Stockholder Approvals (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Information Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) the shares of Acquiror Class A Common Stock and Acquiror Warrants and units comprising such to be issued in exchange for the issued and outstanding shares of Acquiror Class A Common Stock and Acquiror Common Warrants and units comprising such, respectively, in the Domestication, (B) the shares of Acquiror Class B Common Stock that constitute the Stock Consideration and (C) the shares of Acquiror Class B Common Stock that are subject to Acquiror Options and Adjusted Restricted Stock Awards (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Information Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” Permits required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Information Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or Nasdaq, as applicable) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Information Statement/Registration Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii)    To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Information Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Class A Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/ Information Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Information Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Information Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii)    Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)    If at any time prior to the First Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(v)    At the Closing, the Company and Acquiror will permit Major Company Stockholders and Excluded Holders to become party to the Registration Rights Agreement as a “CHI Holder” (as defined in the Registration Rights Agreement) thereunder.

(b)    Acquiror Shareholder Approval. Acquiror shall (i) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (A) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (B) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Section 710 of the NYSE Listing Rules or Nasdaq Listing Rule 5620(b), as applicable, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (C) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (ii) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of Acquiror’s name to “Clover Health Investments, Corp.”, (C) amendment and restatement of Acquiror’s Governing Documents, in substantially the form attached as Exhibits A and B to this Agreement (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (E) approval of the issuance of shares of Acquiror Common Stock in connection with the Mergers, (F) approval of the issuance of more than one percent (1%) of Acquiror’s outstanding common stock to a “related party” pursuant to the rules of the NYSE or Nasdaq, as applicable, as contemplated by the Total PIPE Subscription Agreements with the applicable investors, (G) approval of the adoption by Acquiror of the equity plans described in Section 7.1, (H) the election of directors effective as of the Closing as contemplated by Section 7.6, (I) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (J) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (K) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (K), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (z) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

(c)    Company Stockholder Approvals. Company shall (i) obtain and deliver to Acquiror, the Company Stockholder Approvals, (A) in the form of a written consent executed by each of the Requisite Company Stockholders (pursuant to the Company Holders Support Agreement), as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within forty-eight (48) hours after the Registration Statement is declared effective and delivered or otherwise made available to stockholders, and (B) in accordance with the terms and subject to the conditions of the Company’s Governing Documents, and (ii) take all other action necessary or advisable to secure the Company Stockholder Approvals and, if applicable, any additional consents or approvals of its stockholders related thereto.

Section 8.3. Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Mergers, and (b) take such other action as soon as practicable as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 8.3 will constitute a breach of Section  6.1.

Section 8.4. Tax Matters. All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall constitute Transaction Expenses.

Section 8.5. Section 16 Matters. Prior to the First Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Capital Stock or acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.6. Financing. Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (a) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of the securities issued in the Total PIPE Investment following the consummation of the transactions contemplated hereby), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1. Conditions to Obligations of Acquiror, Merger Sub, and the Company. The obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)    The Acquiror Shareholder Approval shall have been obtained;

(b)    The Company Stockholder Approvals shall have been obtained;

(c)    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d)    The waiting period or periods under the HSR Act and any other required regulatory approvals applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have obtained, expired or been terminated, as applicable;

(e)    There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Mergers; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(f)    Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(g)    The shares of Acquiror Class A Common Stock to be issued in connection with the Mergers shall have been approved for listing on the NYSE, or if mutually agreed by Acquiror and the Company pursuant to Section 7.3, Nasdaq; and

(h)    The sum of (x) the Trust Amount plus (y) the PIPE Investment Amount, is equal to or greater than $300,000,000.

Section 9.2. Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Mergers are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a)    (i) The representations and warranties of the Company contained in the first sentence of Section 4.6(a) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (other than the first sentence of Section 4.6(a)) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, that, for purposes of this Section 9.2(a) only, the representations and warranties set forth in Section 4.8(c) and Section 4.9 shall be true and correct solely as of the date of this Agreement, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b)    Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.2(b), (i) a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, the Agreement End Date) and (ii) no action that is contemplated by the Pre-Closing Restructuring Plan may be deemed to constitute nonperformance of such material covenant;

(c)    The Pre-Closing Restructuring shall have been completed prior to the Closing; and

(d)    There shall not have occurred a Company Material Adverse Effect after the date of this Agreement.

Section 9.3. Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Mergers is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)    (i) The representations and warranties of Acquiror contained in Section 5.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement and (ii) each of the representations and warranties of Acquiror contained in this Agreement (other than Section 5.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;

(b)    Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.3(b), a covenant of Acquiror or Merger Sub, as applicable, shall only be deemed to have not been performed if Acquiror or Merger Sub, as applicable, has materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, the Agreement End Date);

(c)    The Domestication shall have been completed as provided in Section 7.8 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company; and

(d)    The Available Acquiror Cash shall be no less than the Minimum Available Acquiror Cash Amount.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)    by written consent of the Company and Acquiror;

(b)    by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers;

(c)    by the Company if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d)    by the Company if there has been a Modification in Recommendation;

(e)    by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before February 10, 2021 (the “Agreement End Date”), unless Acquiror is in material breach hereof;

(f)    by Acquiror if the Company Stockholder Approvals shall not have been obtained within forty-eight (48) hours after the Registration Statement is declared effective and delivered or otherwise made available to stockholders; or

(g)    by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof.

Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1. Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated April 21, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (a) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (b) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (c) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2. Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, Managing Member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, or (d) when delivered by email (in each case in this clause (d), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)    If to Acquiror or Merger Sub prior to the Closing, or to the First-Step Surviving Corporation after the First Effective Time, to:

Social Capital Hedosophia Holdings Corp. III

317 University Avenue, Suite 200

Palo Alto, California 94301

Attention:	Steve Trieu, Chief Financial Officer
Email:	steve@socialcapital.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:	Howard L. Ellin Christopher M. Barlow
Email:	howard.ellin@skadden.com christopher.barlow@skadden.com

(b)    If to the Company prior to the Closing, or to the Surviving Corporation after the Second Effective Time, to:

Clover Health Investments, Corp.

725 Cool Springs Blvd

Suite 320

Franklin, TN 37067

Attention:	Gia Lee, General Counsel
Email:	gia.lee@cloverhealth.com

with copies to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP

51 West 52nd Street

New York, NY 10019-6142

Attention:	Stephen Thau
Matthew Gemello Justin Yi
Email:	sthau@orrick.com mgemello@orrick.com justin.yi@orrick.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6. Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Unpaid Transaction Expenses, and (y) pay or cause to be paid, any transaction expenses of Acquiror or its Affiliates, in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section  11.6 shall be paid upon consummation of the Mergers and release of proceeds from the Trust Account.

Section 11.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9. Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10. Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (b) the Sponsor Support Agreement and Company Holders Support Agreement, (c) the Confidentiality Agreement, dated as of June 11, 2020, between Acquiror and the Company or its Affiliate (the “Confidentiality Agreement” and, together with the Sponsor Support Agreement and Company Holders Support Agreement, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 11.12. Publicity.

(a)    All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party.

(b)    The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14. Jurisdiction; Waiver of Jury Trial.

(a)    Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware), and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15. Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a)    Solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and

(b)    except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17. Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2, or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Second Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18. Legal Representation.

(a)    Acquiror hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Corporation) (all such parties, the “Orrick Waiving Parties”), that Orrick, Herrington & Sutcliffe LLP (“Orrick”) may represent the stockholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Orrick WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Company and its Subsidiaries or other Orrick Waiving Parties, and each of Acquiror and the Company on behalf of itself and the Orrick Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to Orrick’s prior representation of the Company, its Subsidiaries or of the Orrick Waiving Parties. Acquiror and the Company, for itself and the Orrick Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Company and its Subsidiaries or any member of the Orrick WP Group and Orrick, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Corporation notwithstanding the Mergers, and instead survive, remain with and are controlled by the Orrick WP Group (the “Orrick Privileged Communications”), without any waiver thereof. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Orrick Privileged Communications, whether located in the records or email server of the Surviving Corporation and its Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Orrick Privileged Communications, by virtue of the Mergers.

(b)    Each of Acquiror and the Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Surviving Corporation) (all such parties, the “Skadden Waiving Parties”), that Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) may represent the stockholders or holders of other equity interests of the Sponsor or of Acquiror or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Skadden WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Sponsor, Acquiror and its Subsidiaries, or other Skadden Waiving Parties. Each of Acquiror and the Company, on behalf of itself and the Skadden Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to Skadden’s prior representation of the Sponsor, Acquiror and its Subsidiaries, or other Skadden Waiving Parties. Each of Acquiror and the Company, for itself and the Skadden Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Sponsor, Acquiror, or its Subsidiaries, or any other member of the Skadden WP Group, on the one hand, and Skadden, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Corporation notwithstanding the Mergers, and instead survive, remain with and are controlled by the Skadden WP Group (the “Skadden Privileged Communications”), without any waiver thereof. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Skadden Privileged Communications, whether located in the records or email server of the Surviving Corporation and its Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Skadden Privileged Communications, by virtue of the Mergers.

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

ASCLEPIUS MERGER SUB INC.

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

CLOVER HEALTH INVESTMENTS, CORP.

By:	/s/ Vivek Garipalli
Name: Vivek Garipalli
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

CONFIDENTIAL

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of October 5, 2020, by and among Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), the Persons set forth on Schedule I attached hereto (each, a “Company Stockholder”, and collectively, the “Company Stockholders”) and Clover Health Investments, Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock as are indicated opposite each of their names on Schedule I attached hereto (all such shares of Company Capital Stock, together with any shares of Company Capital Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Asclepius Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, (i) Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity, and (ii) the Company is to merge with and into Acquiror, with Acquiror continuing on as the surviving entity, in each case, on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Company Stockholder shall be bound by and comply with Sections 6.6 (Acquisition Proposals) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 6.6 of the Merger Agreement (other than Section 6.6(a) or Section 6.6(c) or for purposes of the definition of Acquisition Proposal) also referred to each such Company Stockholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Second Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Information Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3 New Shares. In the event that (a) any Subject Shares are issued to a Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares after the date of this Agreement, or (c) a Company Stockholder acquires the right to vote or share in the voting of any Subject Shares after the date of this Agreement (collectively the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, each of the Company Stockholders set forth on Schedule II attached hereto shall deliver to Acquiror and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, the Company, the Sponsor, the Major Company Stockholders, and their respective Affiliates, as applicable, and the other Holders (as defined therein) party thereto, in substantially the form attached as Exhibit C to the Merger Agreement.

Section 1.5 Company Stockholder Agreements.

(a) Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company distributed by the board of directors of the Company or otherwise undertaken as contemplated by the transactions contemplated by the Merger Agreement in a form reasonably acceptable to Acquiror (which written consent shall be delivered as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within forty-eight (48) hours after the Registration Statement is declared effective and delivered or otherwise made available to stockholders), such Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares:

(i) to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers;

(ii) to approve and adopt the Pre-Closing Restructuring Plan and the transactions contemplated thereby;

(iii) in any other circumstances upon which a consent or other approval is required under the Company’s Governing Documents or the Stockholder Agreements (as defined below) or otherwise sought with respect to the Merger Agreement or the transactions contemplated thereby, to vote, consent or approve (or cause to be voted, consented or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof;

(iv) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby); and

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or any Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled.

Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

Section 1.6 Further Assurances. Each Company Stockholder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7 No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that such Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.

Section 1.8 No Challenges. Each Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

Section 1.9 Consent to Disclosure. Each Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement/Information Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with the SEC).

Section 1.10 Termination of Stockholder Agreements, Related Agreements. Each Company Stockholder, by this Agreement with respect to its Subject Shares, severally and not jointly, hereby agrees to terminate, subject to and effective immediately prior to the Closing, (a) all Affiliate Agreements to which such Company Stockholder is party that are set forth on Section 6.4 of the Company Disclosure Letter, including those certain agreements set forth on Schedule III attached hereto, if applicable to such Stockholder (the “Stockholder Agreements”); and (b) any rights under any letter or agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to stockholders of the Company (clauses (a) and (b), collectively, the “Terminating Rights”) between such Company Stockholder and the Company, but excluding, (i) for the avoidance of doubt, any rights such Company Stockholder may have that relate to any commercial or employment agreements or arrangements between such Company Stockholder and the Company or any Subsidiary thereof, which shall survive the Closing in accordance with their terms, and (ii) any indemnification, advancement of expenses and exculpation rights of any Company Stockholder or any of its

Affiliates set forth in the foregoing documents, which shall survive the Closing in accordance with their terms; provided that all Terminating Rights between the Company and any other holder of Company Capital Stock shall also terminate at such time.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.

(b) Ownership. Such Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Merger Agreement, (iv) the Stockholder Agreements or (v) any applicable securities Laws. Such Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder and under the Stockholder Agreements. Such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(e) Adequate Information. Such Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Acquiror or the Company and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.

(f) Brokerage Fees. Except as described on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Company Stockholder, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgment. Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of the Company Stockholders, Acquiror and the Company. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED

AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 3.6 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Company Stockholders.

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

Social Capital Hedosophia Holdings Corp. III

317 University Avenue
Palo Alto, California 94301
Attention:	Steve Trieu
Email:	steve@socialcapital.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Howard L. Ellin
Christopher M. Barlow
Email:	howard.ellin@skadden.com
christopher.barlow@skadden.com

If to the Company:

Clover Health Investments, Corp.
725 Cool Springs Blvd
Suite 320
Franklin, TN 37067
Attention:	Gia Lee, General Counsel
Email:	gia.lee@cloverhealth.com

with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019-6142
Attention:	Stephen Thau
Matthew Gemello
Justin Yi
Email:	sthau@orrick.com
mgemello@orrick.com
justin.yi@orrick.com

If to a Company Stockholder:

To such Company Stockholder’s address set forth in Schedule I attached hereto with a copy to (which will not constitute notice):

Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019-6142
Attention:	Stephen Thau
Matthew Gemello
Justin Yi
Email:	sthau@orrick.com
mgemello@orrick.com
justin.yi@orrick.com

Section 3.9 Several Liability. The liability of any Company Stockholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Company Stockholder be liable for any other Company Stockholder’s breach of such other Company Stockholder’s representations, warranties, covenants, or agreements contained in this Agreement.

Section 3.10 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.11 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

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IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

AME CLOUD VENTURES, LLC

By:	/s/ Greg Hardester
Name: Greg Hardester
Title: Manager

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

ARENA VENTURES CLOVER GROWTH SPV, LLC

By: Arena Ventures Clover Growth SPV, LLC
Its: Manager

By:	/s/ Jeffrey Lo
Name: Jeffrey Lo
Title: Managing Member

ARENA VENTURES CLOVER GROWTH SPV II, LLC

By: Arena Ventures Clover Growth SPV, LLC
Its: Manager

By:	/s/ Jeffrey Lo
Name: Jeffrey Lo
Title: Managing Member

ARENA VENTURES CLOVER GROWTH SPV III, LLC

By: Arena Ventures Clover Growth SPV, LLC
Its: Manager

By:	/s/ Jeffrey Lo
Name: Jeffrey Lo
Title: Managing Member

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

BOWIE HEALTH VC, LP

By: Bowie SPV GP, LP
Its: GP

By: Bowie Equity, LLC
Its: GP

By:	/s/ Cory Whitaker
Name: Cory Whitaker
Title: Manager

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

CAESAR CLOVER, LLC

By:	/s/ Vivek Garipalli
Name: Vivek Garipalli
Title: Authorized Signatory

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

CAESAR VENTURES, LLC

By:	/s/ Vivek Garipalli
Name: Vivek Garipalli
Title: Manager

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

CASDIN PARTNERS MASTER FUND LP

By:	/s/ Eli Casdin
Name: Eli Casdin
Title: Managing Partner

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

FIDELITY MT. VERNON STREET TRUST: FIDELITY GROWTH COMPANY FUND

By:	/s/ Chris Gulliver
Name: Chris Gulliver
Title: Corporate Governance Analyst

FIDELITY MT. VERNON STREET TRUST: FIDELITY SERIES GROWTH COMPANY FUND

By:	/s/ Chris Gulliver
Name: Chris Gulliver
Title: Corporate Governance Analyst

FIDELITY GROWTH COMPANY COMMINGLED POOL

By: Fidelity Management & Trust Co.

By:	/s/ Chris Gulliver
Name: Chris Gulliver
Title: Corporate Governance Analyst

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

FIRST ROUND CAPITAL V, L.P.
as nominee for

First Round Capital V, L.P.
First Round Capital V Partners Fund, L.P.

By: First Round Capital Management V L.P.,
Its General Partner

By: First Round Capital Management V LLC,
Its General Partner

By:	/s/ Josh Kopelman
Name: Josh Kopelman
Title: Partner

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

GREENOAKS CAPITAL OPPORTUNITIES FUND, L.P.

By: Greenoaks Capital (MTGP), L.P., its General Partner

By: Greenoaks Capital (TTGP), Ltd., its General Partner

By:	/s/ Benjamin Peretz
Name: Benjamin Peretz
Title: Director

GREENOAKS CAPITAL MS LP – JOSLIN SERIES

By: Greenoaks Capital MS Management LLC – Joslin Series

By:	/s/ Benjamin Peretz
Name: Benjamin Peretz
Title: Managing Member

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

GREENOAKS CAPITAL MS LP – BANTING SERIES

By: Greenoaks Capital MS Management LLC – Banting Series

By:	/s/ Benjamin Peretz
Name: Benjamin Peretz
Title: Managing Member

GREENOAKS CAPITAL MS LP – OSLER SERIES

By: Greenoaks Capital MS Management LLC – Osler Series, its General Partner

By:	/s/ Benjamin Peretz
Name: Benjamin Peretz
Title: Managing Member

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

GREENOAKS CAPITAL MS LP – BLACKWELL SERIES

By: Greenoaks Capital MS Management LLC – Blackwell Series, its General Partner

By:	/s/ Benjamin Peretz
Name: Benjamin Peretz
Title: Managing Member

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

GV 2017, L.P.

By: GV 2017 GP, L.P., its General Partner

By: GV 2017 GP, L.L.C., its General Partner

By:	/s/ Daphne M. Chang
Name: Daphne M. Chang
Title: Authorized Signatory

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

HARRY LANGENBERG

By:	/s/ Harry Langenberg

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

LIFEFORCE CAPITAL FUND I, LP

By:	/s/ John Noonan
Name: John Noonan
Title: GP

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

MULTIPLE HOLDINGS, LLC

By:	/s/ Nat Turner
	Name:	Nat Turner
	Title:	Manager

YELLOW JACKET VENTURES, LP

By:	/s/ Nat Turner
	Name:	Nat Turner
	Title:	Manager

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

NEXUS OPPORTUNITY FUND II, LTD.

By:	/s/ Naren Gupta
	Name:	Naren Gupta
	Title:	Director

NEXUS VENTURES IV, LTD.

By:	/s/ Naren Gupta
	Name:	Naren Gupta
	Title:	Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

NJ HEALTHCARE INVESTMENTS, LLC

By:	/s/ Vivek Garipalli
Name: Vivek Garipalli
Title: Manager

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

REFACTOR CACAO, L.P.

By:	/s/ Zal Bilimoria
Name: Zal Bilimoria
Title: Managing Partner

REFACTOR CURRY, L.P.

By:	/s/ Zal Bilimoria
Name: Zal Bilimoria
Title: Managing Partner

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

SEQUOIA CAPITAL U.S. GROWTH FUND VI, LP

SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND, L.P.

Each a Cayman Islands exempted limited partnership

By:	SC U.S. GROWTH VI MANAGEMENT, L.P., a Cayman Islands exempted limited partnership General Partner of Each

By:	SC US (TTGP), LTD., a Cayman Islands exempted company Its General Partner

By:	/s/ Ravis Gupta
Name: Ravis Gupta
Title: Authorized Signatory

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

SPARK CAPITAL GROWTH FUND, L.P. SPARK CAPITAL GROWTH FOUNDERS’ FUND, L.P.

By:	Spark Growth Management Partners, LLC, Their General Partner

By:	/s/ Will Reed
Name: Will Reed
Title: General Partner

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

SUMMIT ACTION FUND LLC SERIES 1 TKTC CUSTODIAN #15007081

By:	/s/ J. Brock Saunders
Name: J. Brock Saunders
Title: Managing Director

SUMMIT ACTION FUND LLC OPPORTUNITIES SERIES

By:	/s/ J. Brock Saunders
Name: J. Brock Saunders
Title: Managing Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

SURA VENURES S.A.

By:	/s/ Ricardo Jaramillo
Name: Ricardo Jaramillo
Title: Legal Representative

VERONORTE CAPITAL S.A.S.

By:	/s/ Camilo Botero
Name: Camilo Botero
Title: CEO

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

TITUS VENTURES, LLC

By:	/s/ Vivek Garipalli
Name: Vivek Garipalli
Title: Manager

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

WTI EQUITY OPPORTUNITY FUND I, L.P.

By: WTI Equity Opportunity Fund GP, I, L.L.C.
Its: General Partner

By: Westech Investment Advisors LLC

Its: Managing Member

By:	/s/ David Wanek
Name: David Wanek
Title: President

VENTURE LENDING & LEASING VII, LLC

By: Westech Investment Advisors LLC, a California limited liability company
Its: Managing Member

By:	/s/ David Wanek
Name: David Wanek
Title: President

VENTURE LENDING & LEASING VIII, LLC

By: Westech Investment Advisors LLC, a California limited liability company
Its: Managing Member

By:	/s/ David Wanek
Name: David Wanek
Title: President

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

XCAP VEHICLE I, LLC

By:	/s/ Leonardo Salgado
Name: Leonardo Salgado
Title: Director

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

XCAP CH VEHICLE, LLC

By:	/s/ Leonardo Salgado
Name: Leonardo Salgado
Title: Director

EXPANDING TFO I, LP

By: Expanding SC I GP, LLC
Its: General Partner

By:	/s/ Leonardo Salgado
Name: Leonardo Salgado
Title: Director

[Signature Page to Sponsor Support Agreement]

COMPANY:

CLOVER HEALTH INVESTMENTS, CORP.

By:	/s/ Vivek Garipalli
Name: Vivek Garipalli
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

ACQUIROR:

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I

Company Stockholder Subject Shares

Company Stockholder	Shares of Common Stock	Shares of Series A-1 Preferred Stock	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock	Rights to Acquire Equity Securities	Notice Information
AME Cloud Ventures, LLC					238,090	53,317
Arena Ventures Clover Growth SPV, LCC					3,039,808
Arena Ventures Clover Growth SPV II, LLC					1,011,881
Arena Ventures Clover Growth SPV III, LLC				1,476,974
Bowie Health VC, LP						322,570
Caesar Clover, LLC							Convertible Security, dated as of February 21 ,2019, as amended, convertible into shares of capital stock of the Company as described therein.
Caesar Ventures, LLC		2,134,820			595,224
Casdin Partners Master Fund LP					297,612	79,035
Expanding TFO I, LP						213,269
Fidelity Growth Company Commingled Pool						471,854

[Schedule I to Stockholder Support Agreement]

Company Stockholder	Shares of Common Stock	Shares of Series A-1 Preferred Stock	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock	Rights to Acquire Equity Securities	Notice Information
Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund						863,631
First Round Capital V, L.P., As Nominee			3,838,071	624,775	2,976
Greenoaks Capital MS LP - Banting Series					2,083,284
Greenoaks Capital MS LP - Blackwell Series						1,599,522
Greenoaks Capital MS LP - Joslin Series				135,805	3,571,344		Warrant to purchase 834,120 shares of Common Stock.
Greenoaks Capital MS LP - Osler Series				206,100			Warrant to purchase 1,265,880 shares of Common Stock.
Greenoaks Capital Opportunities Fund, L.P.					3,571,344	1,599,522	Convertible Security, dated as of February 21, 2019, as amended, convertible into shares of capital stock of the Company as described therein.
GV 2017, L.P.						2,132,696
Harry Langenberg						53,317

[Schedule I to Stockholder Support Agreement]

Company Stockholder	Shares of Common Stock	Shares of Series A-1 Preferred Stock	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock	Rights to Acquire Equity Securities	Notice Information
LifeForce Capital Fund I, LP						213,270
Multiple Holdings, LLC	898,490		431,783
Nexus Opportunity Fund II, Ltd.						1,066,348
Nexus Ventures IV, LTD					1,190,448
NJ Healthcare Investments, LLC	37,894,800	4,797,589
Refactor Cacao, L.P.						2,132,696
Refactor Curry, L.P.					369,635
Sequoia Capital U.S. Growth Fund VI, L.P.				7,032,330	883,193	527,416
Sequoia Capital U.S. Growth VI Principals Fund, L.P.				352,244	9,642	5,758
Spark Capital Growth Founders’ Fund, L.P.					11,666	3,099
Spark Capital Growth Fund, L.P.					1,178,782	313,164

[Schedule I to Stockholder Support Agreement]

Company Stockholder	Shares of Common Stock	Shares of Series A-1 Preferred Stock	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock	Rights to Acquire Equity Securities	Notice Information
Summit Action Fund LLC Opportunities Series						586,492
Summit Action Fund LLC Series 1 TKTC Custodian #15007081					297,611	53,317
Sura Ventures S.A.						418,008
Titus Ventures, LLC	88,102
Venture Lending & Leasing VII, LLC						213,270	Convertible Security, dated as of February 21, 2019, as amended, convertible into shares of capital stock of the Company as described therein.
Venture Lending & Leasing VIII, LLC						159,952	Convertible Security, dated as of February 21, 2019, as amended, convertible into shares of capital stock of the Company as described therein.
Veronorte Capital S.A.S.						8,531
WTI Equity Opportunity Fund I, L.P.						693,126

[Schedule I to Stockholder Support Agreement]

Company Stockholder	Shares of Common Stock	Shares of Series A-1 Preferred Stock	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock	Rights to Acquire Equity Securities	Notice Information
XCAP CH Vehicle, LLC							Convertible Security, dated as of August 23, 2019, as amended, convertible into shares of capital stock of the Company as described therein
XCAP VEHICLE I, LLC						213,270
Yellow Jacket Ventures, LP	51			29,539

[Schedule I to Stockholder Support Agreement]

Schedule II

Major Company Stockholders

Arena Ventures Clover Growth SPV, LLC

Arena Ventures Clover Growth SPV II, LLC

Arena Ventures Clover Growth SPV III, LLC

Caesar Ventures, LLC

Cathay Life

Fidelity Growth Company Commingled Pool

Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund

First Round Capital V, L.P., As Nominee

Greenoaks Capital MS LP - Banting Series

Greenoaks Capital MS LP - Blackwell Series

Greenoaks Capital MS LP - Joslin Series

Greenoaks Capital MS LP - Osler Series

Greenoaks Capital Opportunities Fund, L.P.

GV 2017, L.P.

Multiple Holdings, LLC

Nexus Opportunity Fund II, Ltd.

Nexus Ventures IV, LTD

NJ Healthcare Investments, LLC

NT Clover Holdings, LLC

Project Cerebro, LLC

Refactor Cacao, L.P.

Refactor Curry, L.P.

Scottish Mortgage Investment Trust PLC

Sequoia Capital U.S. Growth Fund VI, L.P.

Sequoia Capital U.S. Growth VI Principals Fund, L.P.

Sofina Partners S.A.

Spark Capital Growth Founders’ Fund, LP

Spark Capital Growth Fund, L.P.

Titus Ventures, LLC

Yellow Jacket Ventures, LP

[Schedule II to Stockholder Support Agreement]

Schedule III

Stockholder Agreements

1.

Fourth Amended and Restated Voting Agreement, dated as of February 21, 2019, by and among the Company, the Investors listed on Schedule A thereto, the Key Holders listed on Schedule B thereto and the Convertible Securities Holders listed on Schedule C thereto.

2.	Fifth Amended and Restated Investors’ Rights Agreement, dated as of February 21, 2019, by and among the Company and the Investors listed on Schedule A thereto.

3.

Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of February 21, 2019, by and among the Company, the Investors listed on Schedule A thereto and the Key Holders listed on Schedule B thereto.

4.	Letter Agreement, dated June 30, 2017, by and between the Company and Scottish Mortgage Investment Trust Plc.

5.	Letter Agreement, dated May 20, 2016, by and between the Company and Nexus Ventures IV, Ltd.

6.	Letter Agreement, dated November 30, 2018, by and between the Company and PDV ML LLC.

7.	Letter Agreement, dated November 30, 2018, by and between the Company and ReMark International B.V.

8.	Letter Agreement, dated October 3, 2018, by and between the Company and Sofina Partners S.A.

9.	Letter Agreement, dated July 19, 2018, by and between the Company and Genome Fund Inc.

10.	Letter Agreement, dated April 19, 2016, by and between the Company and Spark Capital Growth Fund, L.P.

11.	Letter Agreement, dated June 7, 2017, by and between the Company and the Fidelity Investors (as defined therein).

12.	Letter Agreement, dated May 10, 2017, by and between the Company and Summit Action Fund LLC.

13.	Letter Agreement, dated May 10, 2017, by and between the Company and GV 2017, L.P.

14.	Letter Agreement, dated April 19, 2016, by and between the Company and Spark Capital Growth Fund, L.P.

15.	Letter Agreement, dated April 19, 2016, by and between the Company and Floodgate Fund V, L.P.

[Schedule III to Stockholder Support Agreement]

Annex C

CONFIDENTIAL

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of October 5, 2020, by and among SCH Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I attached hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined in the Merger Agreement (as defined below))) (“Acquiror”), and Clover Health Investments, Corp., a Delaware corporation ( the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 20,700,000 Acquiror Common Shares and 10,933,333 Acquiror Warrants in the aggregate as set forth on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Asclepius Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, (i) Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity, and (ii) the Company is to merge with and into Acquiror, with Acquiror continuing on as the surviving entity, in each case, on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 12.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor was an original signatory to the Merger Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Second Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Information Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Acquiror Common Shares or Acquiror Warrants owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Shares or Acquiror Warrants owned by such Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3 New Shares. In the event that (a) any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Common Shares or Acquiror Warrants of, on or affecting the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Acquiror Common Shares or other equity securities of Acquiror after the date of this Sponsor Agreement (such Acquiror Common Shares, Acquiror Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Acquiror Common Shares or Acquiror Warrants owned by such Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, each of the Sponsor Holdco and the Director Holders (as defined therein) shall deliver to Acquiror and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, the Company, the Sponsor Holdco, the Major Company Stockholders, and their respective Affiliates, as applicable, and the other Holders (as defined therein) party thereto, in substantially the form attached as Exhibit C to the Merger Agreement.

Section 1.5 Sponsor Agreements.

(a) At any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its Acquiror Common Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Common Shares:

(i) in favor of each Transaction Proposal;

(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Merger Agreement and the transactions contemplated thereby);

(iv) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals); and

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or any Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or the Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror.

Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of April 21, 2020, by and among the Sponsors and Acquiror (the “Voting Letter Agreement”), including the obligations of the Sponsors pursuant to Section 1 therein to not redeem any Acquiror Common Shares owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement.

(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Article X thereof, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.

Section 1.6 Further Assurances. Each Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7 No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s Acquiror Common Shares and Acquiror Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Acquiror Common Shares or Acquiror Warrants (other than transfer restrictions under the Securities Act)) affecting any such Acquiror Common Shares or Acquiror Warrants, other than Liens pursuant to

(i) this Sponsor Agreement, (ii) the Acquiror’s Governing Documents, (iii) the Merger Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s Acquiror Common Shares and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s Acquiror Common Shares or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Acquiror Common Shares or Acquiror Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Acquiror Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s Acquiror Common Shares or Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g) Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of the Sponsors, Acquiror and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity.

Section 3.6 Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor Holdco.

Section 3.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

Social Capital Hedosophia Holdings Corp. III

317 University Avenue

Palo Alto, California 94301

Attention:     Steve Trieu

Email:           steve@socialcapital.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Howard L. Ellin
Christopher M. Barlow
Email:	howard.ellin@skadden.com
christopher.barlow@skadden.com

If to the Company:

Clover Health Investments, Corp.
725 Cool Springs Blvd
Suite 320
Franklin, TN 37067

Attention:	Gia Lee, General Counsel
Email:	gia.lee@cloverhealth.com

with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019-6142
Attention:	Stephen Thau
Matthew Gemello
Justin Yi
Email:	sthau@orrick.com
mgemello@orrick.com
justin.yi@orrick.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I attached hereto with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Howard L. Ellin
Christopher M. Barlow
Email:	howard.ellin@skadden.com
christopher.barlow@skadden.com

Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:

SCH SPONSOR III LLC

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya

/s/ Ian Osborne
Name: Ian Osborne

/s/ Jacqueline D. Reses
Name: Jacqueline D. Reses

/s/ Dr. James Ryans
Name: Dr. James Ryans

[Signature Page to Sponsor Support Agreement]

ACQUIROR:

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:

CLOVER HEALTH INVESTMENTS, CORP.

By:	/s/ Vivek Garipalli
	Name:	Vivek Garipalli
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Acquiror Common Shares and Acquiror Warrants

Sponsor	Acquiror Common Shares		Acquiror Warrants
SCH Sponsor III LLC c/o Social Capital Hedosophia Holding Corp. III 317 University Ave, Suite 200, Palo Alto, CA 94301	20,500,000		10,933,333
Chamath Palihapitiya c/o Social Capital Hedosophia Holding Corp. III 317 University Ave, Suite 200, Palo Alto, CA 94301	—	(1)	—	(1)
Ian Osborne c/o Social Capital Hedosophia Holding Corp. III 317 University Ave, Suite 200, Palo Alto, CA 94301	—	(1)	—	(1)
Jacqueline D. Reses c/o Social Capital Hedosophia Holding Corp. III 317 University Ave, Suite 200, Palo Alto, CA 94301	100,000		—
Dr. James Ryans c/o Social Capital Hedosophia Holding Corp. III 317 University Ave, Suite 200, Palo Alto, CA 94301	100,000		—

(1)

Messrs. Palihapitiya and Osborne may be deemed to beneficially own securities held by SCH Sponsor III LLC by virtue of their shared control over SCH Sponsor III LLC. Each of Messrs. Palihapitiya and Osborne disclaims beneficial ownership of securities held by SCH Sponsor III LLC.

[Schedule I to Sponsor Support Agreement]

Schedule II

Affiliate Agreements

1.	Letter Agreement, dated April 20, 2020, among Acquiror and Connaught (UK) Limited

2.	Letter Agreement, dated April 21, 2020, among Acquiror, SCH Sponsor III LLC and each of the other parties thereto

3.	Registration Rights Agreement, dated April 21, 2020, among Acquiror, SCH Sponsor III LLC and certain other security holders named therein

4.

Administrative Services Agreement, dated April 21, 2020, between Acquiror and Social Capital Holdings, Inc., which shall terminate at Closing without further liability, cost, payment or other obligation of Acquiror

5.	Indemnity Agreement, dated April 21, 2020, between the Company and Chamath Palihapitiya

6.	Indemnity Agreement, dated April 21, 2020, between the Company and Ian Osborne

7.	Indemnity Agreement, dated April 21, 2020, between the Company and Jacqueline D. Reses

8.	Indemnity Agreement, dated April 21, 2020, between the Company and Dr. James Ryans

[Schedule II to Sponsor Support Agreement]

Annex D

EXECUTION VERSION

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on October 5, 2020, by and between Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company (“IPOC”), and the undersigned subscriber (the “Investor”).

WHEREAS, this Subscription Agreement is being entered into in connection with the Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among IPOC, Clover Health Investments, Corp., a Delaware corporation (the “Company”), Asclepius Merger Sub Inc., a Delaware corporation (“IPOC Merger Sub”), and the other parties thereto, pursuant to which, among other things, IPOC Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of IPOC, and then the Company, as such surviving company, will merge with and into IPOC, with IPOC as the surviving company in the merger, and IPOC will change its name to “Clover Health Investments, Corp.”, on the terms and subject to the conditions therein (such mergers, collectively, the “Transaction”);

WHEREAS, prior to the closing of the Transaction (and as more fully described in the Transaction Agreement), IPOC will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”);

WHEREAS, in connection with the Transaction, IPOC is seeking commitments from interested investors to purchase, following the Domestication and prior to the closing of the Transaction, shares of IPOC’s Class A common stock, par value $0.001 per share, as such shares will exist as common stock following the Domestication (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Subscription Price”);

WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount;”

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, IPOC is entering into: (a) separate subscription agreements with certain other investors that are existing directors, officers or equityholders (including, for the avoidance of doubt, holders of convertible securities) of IPOC, SCH Sponsor II LLC, a Cayman Islands limited liability company, the Company and/or their respective affiliates with an aggregate purchase price of $155,000,000 (collectively, the “Insider PIPE Investors” and, such investment, the “Insider PIPE Investment”); and (b) separate subscription agreements (collectively, the “Other Subscription Agreements”) with certain investors (other than the Insider PIPE Investors) with an aggregate purchase price of $245,000,000 (inclusive of the Subscription Amount) (together with the Insider PIPE Investment, the “PIPE Investment”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and IPOC acknowledges and agrees as follows:

1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from IPOC the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not shares in a Cayman Islands exempted company).

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on the closing date (the “Closing Date”) and be conditioned upon the prior or substantially concurrent consummation of the Transaction. Upon delivery of written notice from (or on behalf of) IPOC to the Investor (the “Closing Notice”), that IPOC reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on an expected closing date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to IPOC, three (3) business days prior to the expected closing date specified in the Closing Notice, the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by IPOC in the Closing Notice. On the Closing Date, IPOC shall issue the Shares to the Investor and subsequently cause the Shares to be registered in book entry form in the name of the Investor on IPOC’s share register. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York or governmental authorities in the Cayman Islands (for so long as IPOC remains domiciled in Cayman Islands) are authorized or required by law to close. Prior to or at the Closing, Investor shall deliver to IPOC a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Closing Date does not occur within two (2) business days after the expected closing date specified in the Closing Notice, IPOC shall promptly (but not later than two (2) business days thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Shares shall be deemed cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing.

3. Closing Conditions. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions: (a) there shall not be in force any injunction or order enjoining or prohibiting the issuance and sale of the Shares under this Subscription Agreement; (b) the terms of the Transaction Agreement (including the conditions thereto) shall not have been amended or waived in a manner that is materially adverse to the Investor (in its capacity as such); and (c)(i) solely with respect to the Investor’s obligation to close, the representations and warranties made by IPOC, and (ii) solely with respect to the IPOC’s obligation to close, the representations and warranties made by the Investor, in each case, in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date other than (x) those representations and warranties qualified by materiality, Material Adverse Effect or similar qualification, which shall be true and correct in all respects as of the Closing Date and (y) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality, Material Adverse Effect or similar qualification, all respects) as of such date, in each case without giving effect to the consummation of the Transactions.

4. Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. IPOC Representations and Warranties. IPOC represents and warrants to the Investor that:

(a) IPOC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). IPOC has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, IPOC will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

(b) As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under IPOC’s certificate of incorporation (as in effect at such time of issuance) or under the Delaware General Corporation Law.

(c) This Subscription Agreement has been duly authorized, executed and delivered by IPOC and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against IPOC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d) The issuance and sale by IPOC of the Shares pursuant to this Subscription Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of IPOC or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which IPOC or any of its subsidiaries is a party or by which IPOC or any of its subsidiaries is bound or to which any of the property or assets of IPOC is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of IPOC and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or materially affect the validity of the Shares or the legal authority of IPOC to comply in all material respects with its obligations under this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of IPOC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over IPOC or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of IPOC to comply in all material respects with its obligations under this Subscription Agreement.

(e) As of their respective filing dates, all reports required to be filed by IPOC with the U.S. Securities and Exchange Commission (the “SEC”) since April 24, 2020 (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by IPOC from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(f) IPOC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section 12 of this Subscription Agreement; (iv) those required by the New York Stock Exchange or Nasdaq, including with respect to obtaining approval of IPOC’s stockholders, and (v) the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) As of the date hereof, IPOC has not received any written communication from a governmental authority that alleges that IPOC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Shares by IPOC to the Investor.

(i) Neither IPOC nor any person acting on its behalf has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act.

(j) As of the date hereof, the issued and outstanding Class A ordinary shares of IPOC are registered pursuant to Section 12(b) of the Exchange Act. Following the Domestication, the Shares are expected to be registered under the Exchange Act.

(k) IPOC is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agents (as defined below).

(l) The Other Subscription Agreements reflect the same Per Share Subscription Price and other terms with respect to the purchase of the Shares that are no more favorable to such subscriber thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds. For the avoidance of doubt, this Section 5(l) shall not apply to any document entered into in connection with the Insider PIPE Investment; provided, however, that such Insider PIPE Investment shall be with respect to the same class of Class A common stock being acquired by the Investor hereunder and at the same Per Share Subscription Price.

6. Investor Representations and Warranties. The Investor represents and warrants to IPOC that:

(a) The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) (1), (2), (3), (7) or (8) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

(b) The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that IPOC is not required to register the Shares except as set forth in Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to IPOC or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and, in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) will apply to the Shares. The Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

(c) The Investor acknowledges and agrees that the Investor is purchasing the Shares from IPOC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of IPOC, the Company, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of IPOC expressly set forth in Section 5 of this Subscription Agreement.

(d) The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to IPOC, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed IPOC’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

(e) The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and IPOC, the Company or a representative of IPOC or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and IPOC, the Company or a representative of IPOC or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, IPOC, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations and warranties of IPOC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in IPOC.

(f) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in IPOC’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither IPOC nor the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Subscription Agreement.

(g) Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in IPOC. The Investor acknowledges specifically that a possibility of total loss exists.

(h) In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor and the representations and warranties of IPOC in Section 5. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning IPOC, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

(i) The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

(j) The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(k) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor on this Subscription Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of IPOC, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the

Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(l) Neither the Investor nor any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, including the United Kingdom (collectively, “Sanctions Lists”); (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, or any individual European Union member state, including the United Kingdom, to the extent applicable to it. The Investor further represents that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

(m) If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) neither IPOC nor any of its affiliates has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

(n) No disclosure or offering document has been prepared by Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. (collectively, the “Placement Agents”) or any of their respective affiliates in connection with the offer and sale of the Shares.

(o) None of the Placement Agents, nor any of their respective affiliates, nor any control persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to IPOC, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by IPOC.

(p) In connection with the issue and purchase of the Shares, none of the Placement Agents, nor any of their respective affiliates, has acted as the Investor’s financial advisor or fiduciary.

(q) The Investor has or has commitments to have and, when required to deliver payment to IPOC pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

7. Registration Rights.

(a) IPOC agrees that, within forty-five (45) calendar days following the Closing Date (such deadline, the “Filing Deadline”), IPOC will submit to or file with the SEC a registration statement for a shelf registration on Form S-1 or Form S-3 (if IPOC is then eligible to use a Form S-3 shelf registration) (the “Registration Statement”), in each case, covering the resale of the Shares acquired by the Investor pursuant to this Agreement which are eligible for registration (determined as of two business days prior to such submission or filing) (the “Registrable Shares”) and IPOC shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day following the filing date thereof if the SEC notifies IPOC that it will “review” the Registration Statement and (ii) the 10th business day after the date IPOC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that IPOC’s obligations to include the Registrable Shares in the Registration Statement are contingent upon Investor furnishing in writing to IPOC such information regarding Investor or its permitted assigns, the securities of IPOC held by Investor and the intended method of disposition of the Registrable Shares (which shall be limited to non-underwritten public offerings) as shall be reasonably requested by IPOC to effect the registration of the Registrable Shares, and Investor shall execute such documents in connection with such registration as IPOC may reasonably request that are customary of a selling stockholder in similar situations, including providing that IPOC shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, during any customary blackout or similar period or as permitted hereunder; provided that Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Shares. For as long as the Investor holds Shares, IPOC will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 of the Securities Act (in each case, when Rule 144 of the Securities Act becomes available to the Investor). Any failure by IPOC to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Deadline shall not otherwise relieve IPOC of its obligations to file or effect the Registration Statement as set forth above in this Section 7.

(b) At its expense IPOC shall:

(i) except for such times as IPOC is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which IPOC determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) Investor ceases to hold any Registrable Shares, (B) the date all Registrable Shares held by Investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for IPOC to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (C) two (2) years from the date of effectiveness of the Registration Statement;

(ii) advise Investor, as expeditiously as possible:

(1) when a Registration Statement or any amendment thereto has been filed with the SEC;

(2) after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(3) of the receipt by IPOC of any notification with respect to the suspension of the qualification of the Registrable Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(4) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, IPOC shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding IPOC other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (4) above constitutes material, nonpublic information regarding IPOC;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated in Section 7(b)(ii)(4) above, except for such times as IPOC is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, IPOC shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Registrable Shares to be listed on each securities exchange or market, if any, on which the shares of Class A common stock issued by IPOC have been listed;

(vi) use its commercially reasonable efforts to allow the Investor to review disclosure regarding the Investor in the Registration Statement; and

(vii) otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement, in connection with the registration of the Registrable Shares.

(c) Notwithstanding anything to the contrary in this Subscription Agreement, IPOC shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by IPOC or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event IPOC’s board of directors reasonably believes would require additional disclosure by IPOC in the Registration Statement of material information that IPOC has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of IPOC’s board of directors to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (iii) in the good faith judgment of the majority of IPOC’s board of directors, such filing or effectiveness or use of such Registration Statement, would be seriously detrimental to IPOC and the majority of the IPOC board or directors concludes as a result that it is essential to defer such filing (each such circumstance, a “Suspension Event”); provided, however, that IPOC may not delay or suspend the Registration Statement on more than three occasions or for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days in each case during any twelve-month period. Upon receipt of any written notice from IPOC of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Investor receives copies of a supplemental or amended prospectus (which IPOC agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by IPOC that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by IPOC unless otherwise required by law or subpoena. If so directed by IPOC, Investor will deliver to IPOC or, in Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Shares in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Shares shall not apply (A) to the extent Investor is required to retain a copy of such prospectus (1) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up.

(d) Indemnification.

(i) IPOC agrees to indemnify, to the extent permitted by law, Investor (to the extent a seller under the Registration Statement), its directors, officers, partners, managers, members, stockholders and each person who controls Investor (within the meaning of the Securities Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including reasonable and documented attorneys’ fees of one law firm (and one firm of local counsel)) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to IPOC by or on behalf of such Investor expressly for use therein.

(ii) In connection with any Registration Statement in which an Investor is participating, such Investor shall furnish (or cause to be furnished) to IPOC in writing such information and affidavits as IPOC reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify IPOC, its directors and officers and each person or entity who controls IPOC (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by on behalf of such Investor expressly for use therein; provided, however, that the liability of such Investor shall be several and not joint with any other investor and shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation.

(iii) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(v) If the indemnification provided under this Section 7(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by such Investor from the sale of Registrable Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 7(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing and (d) February 10, 2021; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. IPOC shall notify the

Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 8, any monies paid by the Investor to IPOC in connection herewith shall be promptly (and in any event within one business day after such termination) returned to the Investor.

9. Trust Account Waiver. The Investor acknowledges that IPOC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving IPOC and one or more businesses or assets. The Investor further acknowledges that, as described in IPOC’s prospectus relating to its initial public offering dated April 21, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of IPOC’s assets consist of the cash proceeds of IPOC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of IPOC, its public shareholders and the underwriter of IPOC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to IPOC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of IPOC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 9 shall be deemed to limit the Investor’s right, title, interest or claim to the Trust Account by virtue of the Investor’s record or beneficial ownership of Shares of IPOC acquired by any means other than pursuant to this Subscription Agreement.

10. Miscellaneous.

(a) Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned, other than an assignment to any fund or account managed by the same investment manager as the Investor or an affiliate thereof, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Amount and other terms and conditions, provided, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of Shares contemplated hereby. Neither this Subscription Agreement nor any rights that may accrue to IPOC hereunder or any of IPOC’s obligations may be transferred or assigned other than pursuant to the Transaction.

(b) IPOC may request from the Investor such additional information as IPOC may deem necessary to evaluate the eligibility of the Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures. The Investor acknowledges that IPOC may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of IPOC.

(c) The Investor acknowledges that IPOC and the Placement Agents (as third party beneficiaries with the right to enforce Section 4, Section 5, Section 6, Section 10, and Section 11 hereof on their own behalf and not, for the avoidance of doubt, on behalf of IPOC) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify IPOC and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate.

(d) IPOC, the Placement Agents and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(e) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms, if a shorter period.

(f) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(g) This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 10(c) with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(h) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j) This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(k) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(l) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED

IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 10(l) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRED THE APPLICATION OF THE LAW OF ANY OTHER STATE.

(m) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(m).

11. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of IPOC expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in IPOC. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, (iii) any other party to the Transaction Agreement (other than IPOC), or (iv) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of IPOC, the Company or any other party to the Transaction Agreement shall be liable to the Investor, or to any other investor, pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.

12. Press Releases. IPOC shall, by 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the PIPE Investment, all material terms of the Transaction and any other material, non-public information that IPOC has provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, to the knowledge of IPOC, the Investors shall not be in possession of any material, non-public information received from IPOC or any of its officers, directors or employees. All press releases or other public communications relating to the transactions contemplated hereby between IPOC and the Investor, and the method of the release for publication thereof, shall be subject to the prior approval of (i) IPOC, and (ii) to the extent such press release or public communication references the Investor or its affiliates or investment advisers by name, the Investor; provided, that neither IPOC nor the Investor shall be required to obtain consent pursuant to this Section 12 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 12. The restriction in this Section 12 shall not apply to the extent the public announcement is required by applicable securities law, any governmental authority or stock exchange rule; provided, that in such an event, the applicable party shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

13. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Investor, to the address provided on the Investor’s signature page hereto.

If to IPOC, to:

Social Capital Hedosophia Holdings Corp. III
317 University Avenue
Palo Alto, California 94301
Attention:	Steve Trieu
Email:	steve@socialcapital.com

with copies to (which shall not constitute notice), to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Howard L. Ellin
Christopher M. Barlow
P. Michelle Gasaway
Email:	howard.ellin@skadden.com
christopher.barlow@skadden.com
michelle.gasaway@skadden.com

and

Clover Health Investments, Corp.
725 Cool Springs Blvd, Suite 320
Franklin, Tennessee 37067
(201) 432-2133
Attention:	Wendy Joo
Email:	wendy.joo@cloverhealth.com

and

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025-1015
Attention:	Matthew Gemello
Stephen Thau
Justin Yi
Email:	mgemello@orrick.com
sthau@orrick.com
justin.yi@orrick.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: ________, 2020

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by IPOC in the Closing Notice.

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, IPOC has accepted this Subscription Agreement as of the date set forth below.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

By:
Name:
Title:

Date:                 , 2020

[Signature Page to Subscription Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

[Schedule A to Subscription Agreement]

Annex E

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2020, is made and entered into by and among Clover Health Investments, Corp., a Delaware corporation (the “Company”) (formerly known as Social Capital Hedosophia Holdings Corp. III, a Cayman Islands exempted company limited by shares prior to its domestication as a Delaware corporation), SCH Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), certain stockholders of Clover Health Investments, Corp., a Delaware corporation (“CHI”) set forth on Schedule 1 hereto (such stockholders, the “CHI Holders”), Dr. James Ryans, Jacqueline Reses (together with Dr. James Ryans, the “Director Holders”) and [●] (collectively, the “Investor Stockholders” and, collectively with the Sponsor, the CHI Holders, the Director Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 or Section 6.10 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, the Company, the Sponsor and the Director Holders are party to that certain Registration Rights Agreement, dated as of April 21, 2020 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of October 5, 2020, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, CHI and the other parties thereto;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the CHI Holders received shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of the Company, which is convertible into shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Company;

WHEREAS, prior to the date hereof, certain of the CHI Holders were granted equity securities covering shares of Class B Common Stock pursuant to CHI’s 2014 Equity Incentive Plan (the “Prior Plan Awards”);

WHEREAS, on the date hereof, certain of the CHI Holders were granted equity securities covering shares of Class B Common Stock pursuant to the Company’s Management Incentive Plan (the “MIP Awards”);

WHEREAS, on the date hereof, the Investor Stockholders and certain other investors (such other investors, collectively, the “Third Party Investor Stockholders”) purchased shares of Class A Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreement, each dated as of October 5, 2020, entered into by and between the Company and each of the Investor Stockholders and Third Party Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor and the Director Holders are Holders in the aggregate of at least a majority-in-interest of the Registrable Securities as of the date hereof; and

WHEREAS, the Company, the Sponsor and the Director Holders desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 6.10.

“Additional Holder Common Stock” shall have the meaning given in Section 6.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.3.1.

“Board” shall mean the Board of Directors of the Company.

“CHI” shall have the meaning given in the Preamble hereto.

“CHI Holders” shall have the meaning given in the Preamble hereto.

“Class A Common Stock” shall have the meaning given in the Recitals hereto.

“Class B Common Stock” shall have the meaning given in the Recitals hereto.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 6.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Director Holders” shall have the meaning given in the Preamble hereto. “ESPP” shall mean the Company’s 2020 Employee Stock Purchase Plan, as amended from time to time.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“IEP Awards” means any equity securities covering shares of Class A Common Stock granted pursuant to the Incentive Equity Plan.

“Incentive Equity Plan” shall mean the Company’s 2020 Equity Incentive Plan, as amended from time to time.

“Insider Letter” shall mean that certain letter agreement, dated as of April 21, 2020, by and among Company, the Sponsor and each of the other parties thereto.

“Investor Shares” shall have the meaning given in the Recitals hereto.

“Investor Stockholders” shall have the meaning given in the Preamble hereto.

“Joinder” shall have the meaning given in Section 6.10.

“Lock-up” shall have the meaning given in Section 5.1.

“Lock-up Parties” shall mean Sponsor and its Affiliates, the CHI Holders and their respective Permitted Transferees.

“Lock-up Period” shall mean the period beginning on the Closing Date and ending on the earlier of (i) date that is 180 days after the Closing Date and (ii)(a) for 33.33% of the Lock-up Shares held by each Lock-up Party and their respective Permitted Transferees (determined as if, with respect to any Prior Plan Awards, MIP Awards or IEP Awards that are net settled, such Prior Plan Awards, MIP Awards or IEP Awards were instead cash settled), the date on which the last reported sale price of Class A Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on the later of (x) the 31st day after Closing Date and (y) the effectiveness of the Registration Statement, and (b) for an additional 50.00% of the Lock-up Shares held by each Lock-up Party and their respective Permitted Transferees (determined as if, with respect to any Prior Plan Awards, MIP Awards or IEP Awards that are net settled, such Prior Plan Awards, MIP Awards or IEP Awards were instead cash settled), the date on which the last reported sale price of Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on the later of (x) the 31st day after Closing Date and (y) the effectiveness of the Registration Statement; provided, that, for the avoidance of doubt, the Lock-up Period for any Lock-up Shares for which the Lock-up Period has not ended on the date that is 180 days after the Closing Date shall end on such 180th day after the Closing Date.

“Lock-up Shares” shall mean, with respect to (i) the Sponsor, its Affiliates and their Permitted Transferees, the shares of Class A Common Stock or Class B Common Stock held by the Sponsor, its Affiliates or their

Permitted Transferees immediately following the Closing (other than the Investor Shares or shares of Class A common stock acquired in the public market) and (ii) the CHI Holders and their respective Permitted Transferees, (a) the shares of Class A Common Stock or Class B Common Stock held by such CHI Holder immediately following the Closing (other than the Investor Shares or shares of Class A common stock acquired in the public market), (b) the shares of Class B Common Stock issuable under the MIP Awards, and any shares of Class A Common Stock issuable upon conversion of such Class B Common Stock, (c) the shares of Class A Common Stock issuable under the Incentive Equity Plan or the ESPP and (d) the shares of Class B Common Stock issuable under the Prior Plan Awards, and any shares of Class A Common Stock issuable upon conversion of such Class B Common Stock.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“MIP Awards” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.3.1.

“Permitted Transferees” shall mean (a) with respect to the Sponsor and its Affiliates, any CHI Holder and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 5.2 and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter, and (b) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prior Plan Awards” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Class A Common Stock, any shares of Class A Common Stock issuable upon conversion of outstanding Class B Common Stock or any other equity security (including warrants to purchase shares of Class A Common Stock and shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any Investor Shares); (b) any outstanding shares of Class A Common Stock, any shares of Class A Common Stock issuable upon conversion of outstanding Class B Common Stock or any other equity security (including warrants to purchase shares of Class A Common Stock and shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Common Stock; (d) any shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock that are subject to the Prior Plan Awards to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (e) any shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock that are subject to the MIP Awards to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; and (f) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c), (d) or (e) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold by the holder thereof without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale), if such holder then holds less than 5% of the Company’s outstanding Class A Common Stock on an as-converted basis; (E) such securities have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 145 promulgated under the Securities Act or any successor rules promulgated under the Securities Act; and (F) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Class A Common Stock is then listed;

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for the Company;

(E)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)    in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Third Party Investor Stockholders” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1    Shelf Registration.

2.1.1    Filing. As soon as practicable but no later than forty-five (45) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf

Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.5.

2.1.2    Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.5, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.5.

2.1.3    Additional Registrable Securities. Subject to Section 3.5, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor, a CHI Holder, an Investor Stockholder or a Director Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor, the CHI Holders, the Investor Stockholders and the Director Holders.

2.1.4    Requests for Underwritten Shelf Takedowns. Subject to Section 3.5, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, an Investor Stockholder or a CHI Holder (any of the Sponsor, an Investor Stockholder or a CHI Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $100 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.3.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, an Investor Stockholder and a CHI Holder may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Class A Common Stock or other equity securities that the Company desires to sell and all other shares of Class A Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Class A Common Stock or other equity securities proposed to be sold by Company or by other holders of Class A Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor, an Investor Stockholder or a CHI Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Investor Stockholders, the CHI Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown

(or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, an Investor Stockholder or a CHI Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, such Investor Stockholder or such CHI Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2    Piggyback Registration.

2.2.1    Piggyback Rights. Subject to Section 2.3.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Class A Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)    if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b)    if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Class A Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)    if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3    Block Trades; Other Coordinated Offerings.

2.3.1    Notwithstanding any other provision of this Article II, but subject to Section 3.5, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $100 million or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.3.2    Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.3.2.

2.3.3    Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.3.4    The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.3.5    A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.3 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.3 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1    General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1    prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4    prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8    at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be

(a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.5), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5;

3.1.10    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11    obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountings and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13    in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15    with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders (as well as of any attorney, consultants or consultant retained by the Holders under Section 3.1.10).

3.3    Stock Distributions. In connection with any Shelf or Shelf Takedown, if the Company shall receive a request from a Holder of Registrable Securities to effectuate a pro rata in-kind distribution or other similar transfer for no consideration of such Registrable Securities pursuant to such Registration to its members, partners, stockholders, as the case may be, then the Company shall deliver or cause to be delivered to the transfer agent and registrar for the Registrable Securities an opinion of counsel to the Company reasonably acceptable to such transfer agent and registrar that any legend referring to the Act may be removed upon such distribution or other transfer of such Registrable Securities pursuant to such Registration, provided that the distributee or transferee of such Registrable Securities is not and has not been for the preceding ninety (90) days an affiliate of Parent (as defined in Rule 405 promulgated under the Act). The Company’s obligations hereunder are conditioned upon the receipt of representation letter reasonably acceptable to the Company from such Holder regarding such proposed pro rata in-kind distribution or other similar transfer for no consideration of such Registrable Securities.

3.4    Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.4 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.5    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.5.1    Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.5.2    Subject to Section 3.5.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.5.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.5.3    Subject to Section 3.5.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.5.4    The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.5.2 or a registered offering pursuant to Section 3.5.3 shall be exercised by the Company, in the aggregate, for not more than (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.6    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.6. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Class A Common Stock or Class B Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification.

4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses

(including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3    Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5    If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

5.1    Lock-Up. Subject to Section 5.2, each Lock-up Party agrees that it shall not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).

5.2    Permitted Transferees. Notwithstanding the provisions set forth in Section 5.1, each Lock-up Party may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Company’s officers or directors, (ii) any affiliates or family members of the Company’s officers or directors, (iii) any direct or indirect partners, members or equity holders of such Lock-up Party or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, or (iv) any other Lock-up Party or any direct or indirect partners, members or equity holders of such other Lock-up Party, any affiliates of such other Lock-up Party or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) to the partners, members or equity holders of such Lock-up Party by virtue of the Lock-up Party’s organizational documents, as amended, upon dissolution of the Lock-up Party; (f) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder; (g) to the Company; or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property subsequent to the Closing Date. The parties acknowledge and agree that any Permitted Transferee of a Lock-up Party shall be subject to the transfer restrictions set forth in this ARTICLE V.

5.3    Termination of Existing Lock-Up. The lock-up provisions in this ARTICLE V shall supersede the lock-up provisions contained in Section 7 of the Insider Letter, which provisions in Section 7 of the Insider Letter shall be of no further force or effect as of the date of this Agreement.

ARTICLE VI

MISCELLANEOUS

6.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [●], and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2    Assignment; No Third Party Beneficiaries.

6.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2    Subject to Section 6.2.4 and Section 6.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the CHI Holders, the Investor Stockholders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the CHI Holders shall be permitted to transfer its rights hereunder as the CHI Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such CHI Holder (it being understood that no such transfer shall reduce any rights of such CHI Holder or such transferees), (y) each of the Investor Stockholders shall be permitted to transfer its rights hereunder as the Investor Stockholders to one or more affiliates or any direct or indirect partners, members or equity holders of such Investor Stockholder (it being understood that no such transfer shall reduce any rights of such Investor Stockholder or such transferees) and (z) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor (it being understood that no such transfer shall reduce any rights of the Sponsor or such transferees).

6.2.3    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

6.2.4    This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2.

6.2.5    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK

6.5    TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.6    Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor so long as the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Class A Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Investor Stockholder so long as such Investor Stockholder and its respective affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Class A Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each CHI Holder so long as such CHI Holder and its affiliates hold, in the aggregate, shares of Class A Common Stock and Class B Common Stock, which together represent on an as-converted basis, at least five percent (5%) of the outstanding shares of Class A Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.7    Other Registration Rights. Other than (i) the Third Party Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of April 21, 2020, between the Company and Continental Stock

Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as (a) the Sponsor and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Class A Common Stock of the Company, the Company hereby agrees and covenants that it will not grant rights to register any Class A Common Stock (or securities convertible into or exchangeable for Class A Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior written consent of the Sponsor, (b) an Investor Stockholder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Class A Common Stock of the Company, the Company hereby agrees and covenants that it will not grant Competing Registration Rights without the prior written consent of such Investor Stockholder, and (c) a CHI Holder and its affiliates hold, in the aggregate, shares of Class A Common Stock and Class B Common Stock, which together represent on an as-converted basis, at least five percent (5%) of the outstanding shares of Class A Common Stock of the Company, the Company hereby agrees and covenants that it will not grant Competing Registration Rights without the prior written consent of such CHI Holder. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.8    Term. This Agreement shall terminate on the earlier of (a) the tenth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.6 and Article IV shall survive any termination.

6.9    Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.10    Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 6.2 hereof, subject to the prior written consent of each of the Sponsor, each CHI Holder and each Investor Stockholder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Class A Common Stock of the Company, taking into account any shares of Class B Common Stock held by such Holder and its affiliates on an as-converted basis), the Company may make any person or entity who acquires Class A Common Stock or rights to acquire Class A Common Stock or Class B Common Stock or rights to acquire Class B Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Class A Common Stock or Class B Common Stock then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

6.11    Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.12    Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

6.13    Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Clover Health Investments, Corp. a Delaware corporation

By:
Name:
Title:

HOLDERS:

SCH Sponsor III LLC
a Cayman Islands limited liability company

By:
Name:
Title:

[Entity CHI Holders] a [●]

By:
Name:
Title:

[Individual CHI Holders]

Dr. James Ryans

Jacqueline Reses

[Signature Page to Amended and Restated Registration Rights Agreement]

[Investor Stockholders] a [●]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule 1

CHI Holders

[TO COME]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [●], 2020 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Clover Health Investments, Corp., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Class A Common Stock and/or Class B Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) shares of Class A Common Stock and/or Class B Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [                    ].

Accordingly, the undersigned has executed and delivered this Joinder as of the                      day of                     , 20    .

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of
, 20

Clover Health Investments, Corp.

By:
Name:
Its:

Annex F

CLOVER HEALTH INVESTMENTS, CORP.

2020 EQUITY INCENTIVE PLAN

1.    Purposes of the Plan. The purposes of this Plan are (a) to attract and retain the best available personnel to ensure the Company’s success and accomplish the Company’s goals; (b) to incentivize Employees, Directors and Independent Contractors with long-term equity-based compensation to align their interests with the Company’s stockholders; and (c) to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights and Stock Bonuses.

2.    Definitions. As used herein, the following definitions will apply:

(a)    “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b)    “Affiliate” means a Parent, a Subsidiary or any corporation or other entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

(c)    “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Awards are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Affiliate, as such laws, rules, and regulations shall be in effect from time to time.

(d)    “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Stock Bonuses.

(e)    “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f)    “Board” means the Board of Directors of the Company.

(g)    “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(h)    “Cause” means, with respect to the termination of a Participant’s status as a Service Provider, except as otherwise defined in an Award Agreement, (i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate of the Company and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import) or where it only applies upon the occurrence of a change in control and one has not yet taken place): (A) any material breach by Participant of any material written agreement between Participant and the Company; (B) any failure by Participant to comply with the Company’s material written policies or rules as they may be in effect from time to time; (C) neglect or persistent unsatisfactory performance of Participant’s duties; (D) Participant’s repeated failure to follow reasonable and lawful instructions from the Board or Participant’s direct supervisor(s); (E) Participant’s indictment for, conviction of, or plea of guilty or nolo contendre to, any felony or a crime involving moral turpitude; (F) Participant’s commission of or participation in an act of fraud, embezzlement, misappropriation, misconduct or breach of fiduciary duty against the Company or any of its Subsidiaries; (G) Participant’s unlawful use (including being under the influence) or possession of illegal drugs on the premises of the Company or while performing Participant’s duties and responsibilities for the Company; or (H) Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter. For purposes of clarity, a termination without “Cause” does not include any termination that occurs solely as a result of Participant’s death or Disability. The determination as to whether a Participant’s status as a Service Provider for purposes of the Plan has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability (or that of any Affiliate or any successor thereto, as appropriate) to terminate a Participant’s employment or consulting relationship at any time, subject to Applicable Laws.

(i)    “Change in Control” except as may otherwise be provided in an Award Agreement or other applicable agreement, means the occurrence of any of the following:

(i)    The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company’s stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or reorganization;

(ii)    The consummation of the sale, transfer or other disposition of all or substantially all of the Company’s assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (y) to a corporation or other entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the Capital Stock of the Company or (z) to a continuing or surviving entity described in Section 2(i)(i) in connection with a merger, consolidation or reorganization which does not result in a Change in Control under Section 2(i)(i));

(iii)    A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iv)    The consummation of any transaction as a result of which any Person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this Section 2(i), the term “Person” shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude:

(1)    a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate;

(2)    a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Capital Stock of the Company;

(3)    the Company; and

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(4)    a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions. In addition, if any Person (as defined above) is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered to cause a Change in Control. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(j)    “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(k)    “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

(l)    “Common Stock” means the Class A common stock of the Company.

(m)    “Company” means Clover Health Investments, Corp., a Delaware corporation, or any successor thereto.

(n)    “Determination Date” means any time when the achievement of the Performance Goals associated with the applicable Performance Period remains substantially uncertain; provided, however, that without limiting the foregoing, that if the Determination Date occurs on or before the date on which 25% of the Performance Period has elapsed, the achievement of such Performance Goals shall be deemed to be substantially uncertain.

(o)    “Director” means a member of the Board.

(p)    “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code in the case of Incentive Stock Options, and for all other Awards, as determined pursuant to the terms of the long-term disability plan maintained by the Company; provided however, that if the Participant resides outside of the United States, “Disability” shall have such meaning as is required by Applicable Laws.

(q)    “Effective Date” means [●], 2020.

(r)    “Employee” means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(s)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(t)    “Exchange Program” means a program under which outstanding Awards are amended to provide for a lower exercise price or surrendered or cancelled in exchange for (i) Awards with a lower exercise price, (ii) a different type of Award or awards under a different equity incentive plan, (iii) cash, or (iv) a combination of (i), (ii) and/or (iii). Notwithstanding the preceding, the term Exchange Program does not include (i) any action described in Section 15 or any action taken in connection with a Change in Control transaction nor (ii) any transfer or other disposition permitted under Section 14. For the purpose of clarity, each of the actions described in the prior sentence, none of which constitute an Exchange Program, may be undertaken (or authorized) by the Administrator in its sole discretion without approval by the Company’s stockholders.

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(u)    “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i)    If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in such source as the Administrator deems reliable;

(ii)    If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in such source as the Administrator deems reliable; or

(iii)    In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator in compliance with Applicable Laws and regulations and in a manner that complies with Section 409A of the Code.

(v)    “Fiscal Year” means the fiscal year of the Company.

(w)    “Incentive Stock Option” means an Option that by its terms qualifies and is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x)    “Independent Contractor” means any person, including an advisor, consultant or agent, engaged by the Company or an Affiliate to render services to such entity or who renders, or has rendered, services to the Company, or any Affiliate and is compensated for such services.

(y)    “Inside Director” means a Director who is an Employee.

(z)    “Insider” means an officer or director of the Company or any other person whose transactions in Common Stock are subject to Section 16 of the Exchange Act.

(aa)    “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(bb)    “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(cc)    “Option” means a stock option granted pursuant to the Plan.

(dd)    “Outside Director” means a Director who is not an Employee.

(ee)    “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(ff)    “Participant” means the holder of an outstanding Award.

(gg)    “Performance Goal” means a formula or standard determined by the Administrator with respect to each Performance Period based on one or more of the following criteria and any adjustment(s) thereto established by the Administrator: (1) sales or non-sales revenue; (2) return on revenues; (3) operating income;

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(4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (17) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share (basic or diluted); (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, completion of strategic agreements such as licenses, joint ventures, acquisitions, and the like, geographic business expansion, objective customer satisfaction or information technology goals, intellectual property asset metrics; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects, including project completion, timing and/or achievement of milestones, project budget, technical progress against work plans; and (27) enterprise resource planning. Awards issued to Participants may take into account other criteria (including subjective criteria). Performance Goals may differ from Participant to Participant, Performance Period to Performance Period and from Award to Award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to the Company), (iii) on a per share and/or share per capita basis, (iv) against the performance of the Company as a whole or against any Affiliate(s), or a particular segment(s), a business unit(s) or a product(s) of the Company or individual project company, (v) on a pre-tax or after-tax basis, (vi) on a GAAP or non-GAAP basis, and/or (vii) using an actual foreign exchange rate or on a foreign exchange neutral basis.

(hh)    “Performance Period” means the time period during which the Performance Goals or other vesting provisions must be satisfied for Awards. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Administrator.

(ii)    “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock is subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(jj)    “Plan” means this 2020 Equity Incentive Plan.

(kk)    “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan.

(ll)    “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(mm)    “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(nn)    “Section 16(b)” means Section 16(b) of the Exchange Act.

(oo)    “Service Provider” means an Employee, Director or Independent Contractor.

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(pp)    “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

(qq)    “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(rr)    “Stock Bonus Award” means an Award granted pursuant to Section 10 of the Plan.

(ss)    “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(tt)    “Tax-Related Items” means income tax, social insurance or other social contributions, national insurance, social security, payroll tax, fringe benefits tax, payment on account or other tax-related items.

3.    Stock Subject to the Plan.

(a)    Stock Subject to the Plan. Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is [●] Shares1. The Shares may be authorized, but unissued, or reacquired Common Stock. Notwithstanding the foregoing, subject to the provisions of Section 15 below, in no event shall the maximum aggregate number of Shares that may be issued under the Plan pursuant to Incentive Stock Options exceed the number set forth in this Section 3(a).

(b)    Automatic Share Reserve Increase. The number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2022 Fiscal Year and ending on the last day of the 2024 Fiscal Year, in an amount equal to the lessor of (i) seven percent (7%) of the outstanding Shares on the last day of the immediately preceding Fiscal Year and (ii) such number of Shares determined by the Board; provided that for each Fiscal Year beginning with the 2025 Fiscal Year through the Fiscal Year that includes the expiration date of the Plan, each such increase shall be reduced to the lessor five percent (5%) of the outstanding Shares on the last day of the immediately preceding Fiscal Year or such number of Shares determined by the Board.

(c)    Lapsed Awards. If all or any part of an Award expires, lapses or is terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award at a price not greater than the price (as adjusted pursuant to Section 15(a)) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan. The payment of dividend equivalents in cash in conjunction with any outstanding Awards shall not count against the share limit set forth in Section 3(a). Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 3(a) and shall not be available for future grants of Awards: (i) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof; and (ii) Shares purchased on the open market with the cash proceeds from the exercise of Options; and (iii) Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation with respect to an Award (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation).

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The number of shares will be equal to 5.5% of the total number of shares of capital stock of the combined company outstanding as of the closing date on a fully-diluted and as-converted basis (which total number of shares count shall be inclusive of the shares reserved hereunder and under the Company’s other plans).

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(d)    Assumption or Substitution of Awards by the Company. The Administrator, from time to time, may determine to substitute or assume outstanding awards granted by another company, in connection with an acquisition, merger or consolidation of such other company, by either: (a) assuming such award under this Plan or (b) granting an Award under this Plan in substitution of such other company’s award. Such assumption or substitution will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately. In the event the Administrator elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted exercise price. Any awards that are assumed or substituted under this Plan shall not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in any fiscal year.

4.    Administration of the Plan.

(a)    Procedure.

(i)    Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)    Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii)    Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b)    Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion:

(i)    to determine the Fair Market Value in accordance with Section 2(u)(iii);

(ii)    to select the Service Providers to whom Awards may be granted hereunder;

(iii)    to determine the number of Shares to be covered by each Award granted hereunder;

(iv)    to approve forms of Award Agreements for use under the Plan;

(v)    to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder; such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on Performance Goals), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi)    to institute and determine the terms and conditions of an Exchange Program; provided however, that the Administrator shall not implement an Exchange Program without the approval of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at any annual or special meeting of the Company’s stockholders;

(vii)    to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii)    correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

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(ix)    to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations established for the purpose of satisfying non-U.S. Applicable Laws, for qualifying for favorable tax treatment under applicable non-U.S. Applicable Laws or facilitating compliance with non-U.S. Applicable Laws (sub-plans may be created for any of these purposes);

(x)    to modify or amend each Award (subject to Section 22 of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards, to accelerate vesting and to extend the maximum term of an Option (subject to Section 6(b) of the Plan regarding Incentive Stock Options);

(xi)    adjust Performance Goals to take into account changes in Applicable Laws or in accounting or tax rules, or such other extraordinary, unforeseeable, nonrecurring or infrequently occurring events or circumstances as the Administrator deems necessary or appropriate to avoid windfalls or hardships;

(xii)    to allow Participants to satisfy tax withholding obligations in such manner as prescribed in Section 16 of the Plan;

(xiii)    to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiv)    to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award; and

(xv)    to make all other determinations deemed necessary or advisable for administering the Plan.

(c)    Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant to the Company for review. Any Officer of the Company, including but not limited to Insiders, shall have the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant. Only the Committee shall have the authority to review and resolve disputes with respect to Awards held by Participants who are Insiders, and such resolution shall be final and binding on the Company and the Participant.

(d)    Delegation. To the extent permitted by Applicable Laws, the Board or Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Directors or officers of the Company. To the extent permitted by Applicable Laws, the Board or Committee may delegate to one or more officers of the Company who may be (but are not required to be) Insiders (“Officers”), the authority to do any of the following (i) designate Employees who are not Insiders to be recipients of Awards, (ii) determine the number of Shares to be subject to such Awards granted to such designated Employees, and (iii) take any and all actions on behalf of the the Board or Committee other than any actions that affect the amount or form of compensation of Insiders or have material tax, accounting, financial, human resource or legal consequences to the Company or its Affiliates; provided, however, that the Board or Committee resolutions regarding any delegation with respect to (i) and (ii) will specify the total number of Shares that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any Awards will be granted on the form of Award Agreement most recently approved for use by the Board or Committee, unless otherwise provided in the resolutions approving the delegation authority.

(e)    Administration of Awards Subject to Performance Goals. The Administrator will, in its sole discretion, determine the Performance Goals, if any, applicable to any Award (including any adjustment(s) thereto that will be applied in determining the achievement of such Performance Goals) on or prior to the

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Determination Date. The Performance Goals may differ from Participant to Participant and from Award to Award. The Administrator shall determine and approve the extent to which such Performance Goals have been timely achieved and the extent to which the Shares subject to such Award have thereby been earned.

(f)    Section 16 of the Exchange Act. Awards granted to Participants who are Insiders must be approved by two or more “non-employee directors” of the Board (as defined in the regulations promulgated under Section 16 of the Exchange Act).

5.    Award Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Stock Bonuses may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.    Stock Options.

(a)    Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the date the Option with respect to such Shares is granted. With respect to the Administrator’s authority in Section 4(b)(x), if, at the time of any such extension, the exercise price per Share of the Option is less than the Fair Market Value of a Share, the extension shall, unless otherwise determined by the Administrator, be limited to the earlier of (1) the maximum term of the Option as set by its original terms, or (2) ten (10) years from the grant date. Unless otherwise determined by the Administrator, any extension of the term of an Option pursuant to this Section 6(a) shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder.

(b)    Term of Option. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c)    Option Exercise Price and Consideration.

(i)    Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1)    In the case of an Incentive Stock Option

(A)    granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Affiliate, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(B)    granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

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(2)    In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(3)    Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)    Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. An Option may become exercisable upon completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If an Option is exercisable based on the satisfaction of Performance Goals, then the Administrator will: (x) determine the nature, length and starting date of any Performance Period for such Option; (y) select the Performance Goals to be used to measure the performance; and (z) determine what additional vesting conditions, if any, should apply.

(iii)    Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration for both types of Options may consist entirely of: (1) cash; (2) check; (3) promissory note, to the extent permitted by Applicable Laws, (4) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) by net exercise; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(d)    Exercise of Option.

(i)    Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with full payment of any applicable taxes or other amounts required to be withheld or deducted with respect to the Option). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

(ii)    Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s termination as the result of the Participant’s death, Disability or Cause, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the

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expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)    Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv)    Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant’s death. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v)    Termination for Cause. If a Participant ceases to be a Service Provider as a result of being terminated for Cause, any outstanding Option (including any vested portion thereof) held by such Participant shall immediately terminate in its entirety upon the Participant being first notified of his or her termination for Cause and the Participant will be prohibited from exercising his or her Option from and after the date of such termination. All the Participant’s rights under any Option, including the right to exercise the Option, may be suspended pending an investigation of whether Participant will be terminated for Cause.

7.    Restricted Stock.

(a)    Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)    Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. These restrictions may lapse upon the completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If the unvested Shares of Restricted Stock are being earned upon the satisfaction of Performance Goals, then the Administrator will: (x) determine the nature, length and starting date of any Performance Period for each unvested Share; (y) select the Performance Goals to be used to measure the performance; and (z) determine what additional vesting conditions, if any, should apply.

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(c)    Transferability. Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d)    Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)    Removal of Restrictions. Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)    Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)    Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions, including, without limitation, restrictions on transferability and forfeitability, as the Shares of Restricted Stock with respect to which they were paid.

(h)    Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be cancelled and returned as unissued Shares to the Company and again will become available for grant under the Plan.

8.    Restricted Stock Units.

(a)    Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions (if any) related to the grant, including the number of Restricted Stock Units.

(b)    Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. A Restricted Stock Unit Award may vest upon completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If Restricted Stock Units vest based upon satisfaction of Performance Goals, then the Administrator will: (x) determine the nature, length and starting date of any Performance Period for the Restricted Stock Units; (y) select the Performance Goals to be used to measure the performance; and (z) determine what additional vesting conditions, if any, should apply.

(c)    Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)    Dividend Equivalents. The Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of Restricted Stock Units that may be settled in cash, in Shares of equivalent value, or in some combination thereof.

(e)    Form and Timing of Payment. Payment of earned Restricted Stock Units will be made upon the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may only settle earned Restricted Stock Units in cash, Shares, or a combination of both.

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(f)    Cancellation. On the date set forth in the Award Agreement, all Shares underlying any unvested, unlapsed unearned Restricted Stock Units will be forfeited to the Company for future issuance.

9.    Stock Appreciation Rights.

(a)    Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)    Number of Shares. The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(c)    Exercise Price and Other Terms. The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(d)    Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine. A Stock Appreciation Right may become exercisable upon completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If a Stock Appreciation Right is exercisable based on the satisfaction of Performance Goals, then the Administrator will: (x) determine the nature, length and starting date of any Performance Period for such Stock Appreciation Right; (y) select the Performance Goals to be used to measure the performance; and (z) determine what additional vesting conditions, if any, should apply.

(e)    Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) relating to the maximum term and Section 6(d) relating to exercise also will apply to Stock Appreciation Rights.

(f)    Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)    The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)    The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10.    Stock Bonus Awards.

(a)    Awards of Stock Bonuses. A Stock Bonus Award is an award of Shares to an eligible person without a purchase price that is not subject to any restrictions. All Stock Bonus Awards may but are not required to be made pursuant to an Award Agreement.

(b)    Terms of Stock Bonus Awards. The Administrator will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award.

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(c)    Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares subject to the Stock Bonus Award on the date of payment, as determined in the sole discretion of the Administrator.

11.    Outside Director Limitations. Stock awards granted during a single fiscal year under the Plan or otherwise, taken together with any cash fees paid during such fiscal year for services on the Board, shall not exceed $1,000,000 in total value for any Outside Director serving as the lead director of the Board or chair of the Board and $750,000 in total value for any other Outside Director (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Such applicable limit shall include the value of any stock awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash based payments. Stock awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was an Independent Contractor but not an Outside Director will not count for purposes of the limitations set forth in this Section 11.

12.    Leaves of Absence/Transfer Between Locations. The Administrator shall have the discretion to determine at any time whether and to what extent the vesting of Awards shall be suspended during any leave of absence; provided, however, that in the absence of such determination, vesting of Awards shall continue during any paid leave and shall be suspended during any unpaid leave (unless otherwise required by Applicable Laws). A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Participant’s employer or (ii) transfers between locations of the Company or between the Company or any Affiliate. If an Employee is holding an Incentive Stock Option and such leave exceeds three (3) months then, for purposes of Incentive Stock Option status only, such Employee’s service as an Employee shall be deemed terminated on the first (1st) day following such three (3) month period and the Incentive Stock Option shall thereafter automatically treated for tax purposes as a Nonstatutory Stock Option in accordance with Applicable Laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy.

13.    Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from full-time to part-time or takes an extended leave of absence) after the date of grant of any Award, the Committee or the Administrator, in that party’s sole discretion, may, subject to Applicable Laws, (x) make a corresponding reduction in the number of Shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting schedule applicable to such Award (in accordance with Section 409A of the Code, as applicable). In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so amended.

14.    Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate provided, however, that in no event may any Award be transferred for consideration to a third-party financial institution.

15.    Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a)    Adjustments. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Capital Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Capital Stock occurs, the Administrator, in order to prevent

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dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Plan and/or the number, class, kind and price of securities covered by each outstanding Award. Notwithstanding the forgoing, all adjustments under this Section 15 shall be made in a manner that does not result in taxation under Section 409A of the Code.

(b)    Dissolution or Liquidation. In the event of the proposed winding up, dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an Award will terminate immediately prior to the consummation of such proposed action.

(c)    Corporate Transaction. In the event of (i) a transfer of all or substantially all of the Company’s assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 50% of the Company’s then outstanding capital stock, or (iv) a Change in Control (each, a “Corporate Transaction”), each outstanding Award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any Participant and need not treat all outstanding Awards (or portion thereof) in an identical manner. Such determination, without the consent of any Participant, may provide (without limitation) for one or more of the following in the event of a Corporate Transaction: (A) the continuation of such outstanding Awards by the Company (if the Company is the surviving corporation); (B) the assumption of such outstanding Awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or other equity awards for such Awards; (D) the cancellation of such Awards in exchange for a payment to the Participants equal to the excess of (1) the Fair Market Value of the Shares subject to such Awards as of the closing date of such Corporate Transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the Shares subject to the Awards; provided, that, if the exercise price or purchase price for such Awards equals or exceeds the Fair Market Value of the Shares subject to such Awards, then the Awards may be terminated without payment. Provided further, that at the discretion of the Administrator, such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of Shares in connection with the transaction; provided, however, that any payout in connection with a terminated award shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder; (E) the full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company’s right to repurchase or re-acquire Shares acquired under an Award or lapse of forfeiture rights with respect to Shares acquired under an Award; or (F) the opportunity for Participants to exercise their Options prior to the occurrence of the Corporate Transaction and the termination (for no consideration) upon the consummation of such Corporate Transaction of any Options not exercised prior thereto.

(d)    Change in Control. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Agreement for such Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

16.    Tax.

(a)    Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or prior to any time the Award or Shares are subject to taxation or other Tax-Related Items, the Company and/or the Participant’s employer will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any Tax-Related Items or other items that are required to be withheld or deducted or otherwise applicable with respect to such Award.

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(b)    Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding or deduction obligations or any other Tax-Related Items, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares, or (c) delivering to the Company already-owned Shares; provided that, unless specifically permitted by the Company, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or Shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or Shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. The Fair Market Value of the Shares to be withheld or delivered will be determined based on such methodology that the Company deems to be reasonable and in accordance with Applicable Laws.

(c)    Compliance With Section 409A of the Code. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A of the Code (or an exemption therefrom) and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code (or an exemption therefrom), such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. In no event will the Company be responsible for or reimburse a Participant for any taxes or other penalties incurred as a result of applicable of Section 409A of the Code.

17.    No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or any Affiliate, nor will they interfere in any way with the Participant’s right or the Company’s or any Affiliate’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

18.    Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19.    Corporate Records Control. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of Shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

20.    Clawback/Recovery. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and/or benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award granted under the Plan shall be subject to the Company’s clawback policy as may be established and/or amended from time to time. The Administrator may require a Participant to forfeit or return to and/or reimburse the Company for all or a portion of the Award and/or Shares issued under the Award, any amounts paid under the Award, and any payments or proceeds paid or provided upon disposition of the Shares issued under the Award, pursuant to the terms of such Company policy or as necessary or appropriate to comply with Applicable Laws.

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21.    Term of Plan. Subject to Section 25 of the Plan, the Plan will become effective as of the Effective Date. The Plan will continue in effect for a term of ten (10) years measured from the earlier of the date the Board approves this Plan or the approval of this Plan by the Company’s stockholders, unless terminated earlier under Section 22 of the Plan.

22.    Amendment and Termination of the Plan.

(a)    Amendment and Termination. The Administrator may at any time amend, alter, suspend or terminate the Plan.

(b)    Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)    Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

23.    Conditions Upon Issuance of Shares.

(a)    Legal Compliance. Shares will not be issued pursuant to the exercise or vesting (as applicable) of an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)    Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

24.    Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

25.    Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

26.    Governing Law. The Plan and all Awards hereunder shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

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Annex G

CLOVER HEALTH INVESTMENTS, CORP.

2020 MANAGEMENT INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are (a) to incentivize the Key Employees with long-term equity-based compensation to align their interests with the Company’s stockholders; and (b) to promote the success of the Company’s business.

The Plan only permits the grant of Restricted Stock Units to Key Employees in the amounts and pursuant to the terms set forth in Exhibit A.

2. Definitions. As used herein, the following definitions will apply:

(a) “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b) “Affiliate” means a Parent, a Subsidiary or any corporation or other entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

(c) “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Class A Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Restricted Stock Unit Awards are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Affiliate, as such laws, rules, and regulations shall be in effect from time to time.

(d) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Restricted Stock Unit Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e) “Board” means the Board of Directors of the Company.

(f) “Cause” has such meaning as in the Key Employee’s employment agreement with the Company.

(g) “Change in Control” except as may otherwise be provided in an Award Agreement or other applicable agreement, means the occurrence of any of the following:

(i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company’s stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or reorganization;

(ii) The consummation of the sale, transfer or other disposition of all or substantially all of the Company’s assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (y) to a corporation or other entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company or (z) to a continuing or surviving entity described in Section 2(g)(i) in connection with a merger, consolidation or reorganization which does not result in a Change in Control under Section 2(g)(i));

(iii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iv) The consummation of any transaction as a result of which any Person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this Section 2(g), the term “Person” shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude:

(1) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate;

(2) a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company;

(3) the Company; and

(4) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions. In addition, if any Person (as defined above) is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered to cause a Change in Control. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(h) “Class A Common Stock” means the shares of Class A common stock of the Company issuable upon conversion of the Class B Common Stock.

(i) “Class B Common Stock” means the Class B common stock of the Company.

(j) “Closing Date” means the date of the closing of the transactions described in that certain Agreement and Plan of Merger by and among Social Capital Hedosophia Holdings Corp. III, Asclepius Merger Sub Inc., and Clover Health Investments, Corp. dated as of October 5, 2020.

(k) “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(l) “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

(m) “Common Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(n) “Company” means Clover Health Investments, Corp., a Delaware corporation, or any successor thereto.

(o) “Director” means a member of the Board.

(p) “Effective Date” means [●], 2020.

(q) “Employee” means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(r) “Key Employees” means Vivek Garipalli and Andrew Toy.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(t) “Fair Market Value” means, as of any date, the value of the Class B Common Stock determined by reference to the Class A Common Stock as follows:

(i) If the Class A Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in such source as the Administrator deems reliable;

(ii) If the Class A Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Class A Common Stock on the day of determination, as reported in such source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Class A Common Stock, the Fair Market Value will be determined in good faith by the Administrator in compliance with Applicable Laws and regulations and in a manner that complies with Section 409A of the Code.

(u) “Independent Contractor” means any person, including an advisor, consultant or agent, engaged by the Company or an Affiliate to render services to such entity or who renders, or has rendered, services to the Company, or any Affiliate and is compensated for such services.

(v) “Insider” means an officer or director of the Company or any other person whose transactions in Common Stock are subject to Section 16 of the Exchange Act.

(w) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x) “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(y) “Participant” means the holder of an outstanding Restricted Stock Unit Award.

(z) “Performance Goal” means the stock price goals set forth in Exhibit A.

(aa) “Plan” means this 2020 Management Incentive Plan.

(bb) “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 6. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(cc) “Restricted Stock Unit Award” means, individually or collectively, a grant under the Plan of Restricted Stock Units.

(dd) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ee) “Service Provider” means an Employee, Director or Independent Contractor.

(ff) “Share” means a share of the Class B Common Stock, as adjusted in accordance with Section 9 of the Plan.

(gg) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(hh) “Tax-Related Items” means income tax, social insurance or other social contributions, national insurance, social security, payroll tax, fringe benefits tax, payment on account or other tax-related items.

3. Stock Subject to the Plan.

(a) Maximum Number. Subject to the provisions of Section 9 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan shall not exceed [●]1 Shares. The Shares may be authorized, but unissued, or reacquired Class B Common Stock.

(b) No Share Recycling. Any Restricted Stock Unit Awards issued under this Plan shall not be returned to the Plan and shall not become available for future issuance under the Plan under any circumstance.

4. Administration of the Plan.

(a) Procedure.

(i) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(ii) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, the Administrator will have the authority:

(i) to grant Restricted Stock Units to Key Employees in the amounts and pursuant to the terms set forth in Exhibit A;

(ii) to approve forms of Award Agreements for use under the Plan provided such forms of Award Agreement are consistent with terms of this Plan;

(iii) to construe and interpret the terms of the Plan and Restricted Stock Unit Awards granted pursuant to the Plan;

[1]

The share reserve for the Plan will be equal to an aggregate total of six percent (6%) of the total number of shares of capital stock of the combined company outstanding as of the closing date on an fully-diluted and as-converted basis (which total number of shares count shall be inclusive of the shares reserved hereunder and under the Company’s other plans).

(iv) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Restricted Stock Unit Award or any Award Agreement;

(v) to prescribe, amend and rescind rules and regulations relating to the Plan;

(vi) to modify or amend each Restricted Stock Unit Award (subject to Section 16 of the Plan), including but not limited to the discretionary authority to accelerate vesting;

(vii) to allow Participants to satisfy tax withholding obligations in such manner as prescribed in Section 10 of the Plan;

(viii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of a Restricted Stock Unit Award previously granted by the Administrator;

(ix) to allow a Participant to defer the receipt of the delivery of Shares that would otherwise be due to such Participant under a Restricted Stock Unit Award; and

(x) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Restricted Stock Unit Awards. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant to the Company for review. Only the Committee shall have the authority to review and resolve disputes with respect to Restricted Stock Unit Awards held by Participants who are Insiders, and such resolution shall be final and binding on the Company and the Participant.

(d) Administration of Restricted Stock Unit Awards Subject to Performance Goals. The Administrator shall determine and approve the extent to which such Performance Goals have been timely achieved and the extent to which the Shares subject to such Restricted Stock Unit Award have thereby been earned.

5. Award Eligibility. Only the Key Employees are eligible to receive Restricted Stock Units under this Plan.

6. Restricted Stock Units.

(a) Grant. The Restricted Stock Unit Awards will be granted to the Key Employees on the Closing Date, subject to their employment with the Company on such date.

(b) Vesting Criteria and Other Terms. The Restricted Stock Unit Awards will vest pursuant to the criteria set forth in Exhibit A.

(c) Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of the Restricted Stock Unit Awards, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d) Dividend Equivalents. The Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of Restricted Stock Units that may be settled in cash, in Shares of equivalent value, or in some combination thereof.

(e) Form and Timing of Payment. Payment of earned Restricted Stock Units will be made upon the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator may only settle earned Restricted Stock Units in Shares.

(f) Cancellation. On the date set forth in the Award Agreement, all Shares underlying any unvested, unlapsed unearned Restricted Stock Units will be forfeited to the Company for future issuance.

7. Leaves of Absence. The Administrator shall have the discretion to determine at any time whether and to what extent the vesting of Restricted Stock Unit Awards shall be suspended during any leave of absence; provided, however, that in the absence of such determination, vesting of Restricted Stock Unit Awards shall continue during any paid leave and shall be suspended during any unpaid leave (unless otherwise required by Applicable Laws). A Restricted Stock Unit Award will not cease to vest in the case of (i) any leave of absence approved by the Administrator or (ii) transfers between locations of the Company or between the Company or any Affiliate.

8. Transferability of Restricted Stock Unit Awards. Unless determined otherwise by the Administrator, a Restricted Stock Unit Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner.

9. Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a) Adjustments. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Common Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Class B Common Stock occurs, the Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Plan and/or the number, class, kind and price of securities covered by each outstanding Restricted Stock Unit Award. Notwithstanding the forgoing, all adjustments under this Section 9 shall be made in a manner that does not result in taxation under Section 409A of the Code.

(b) Dissolution or Liquidation. In the event of the proposed winding up, dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously settled, a Restricted Stock Unit Award will terminate immediately prior to the consummation of such proposed action.

(c) Corporate Transaction. In the event of (i) a transfer of all or substantially all of the Company’s assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 50% of the Company’s then outstanding capital stock, or (iv) a Change in Control (each, a “Corporate Transaction”), each outstanding Restricted Stock Unit Award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any Participant and need not treat all outstanding Restricted Stock Unit Awards (or portion thereof) in an identical manner. Such determination, without the consent of any Participant, may provide (without limitation) for one or more of the following in the event of a Corporate Transaction: (A) the continuation of such outstanding Restricted Stock Unit Awards by the Company (if the Company is the surviving corporation); (B) the assumption of such outstanding Restricted Stock Unit Awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or other equity awards for such Restricted Stock Unit Awards; (D) the cancellation of such Restricted Stock Unit Awards in exchange for a payment to the Participants equal to the Fair Market Value of the Shares subject to such Restricted Stock Unit Awards as of the closing date of such Corporate Transaction. Provided further, that at the discretion of the Administrator, such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of Shares in connection with the transaction; provided, however, that any payout in connection with a terminated award shall comply with

Section 409A of the Code to the extent necessary to avoid taxation thereunder; or (E) the full or partial acceleration of vesting and accelerated expiration of an outstanding Restricted Stock Unit Award.

(d) Change in Control. A Restricted Stock Unit Award may be subject to additional acceleration of vesting upon or after a Change in Control as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10. Tax.

(a) Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to a Restricted Stock Unit Award or prior to any time the Restricted Stock Unit Award or Shares are subject to taxation or other Tax-Related Items, the Company and/or the Participant’s employer will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any Tax-Related Items or other items that are required to be withheld or deducted or otherwise applicable with respect to such Restricted Stock Unit Award.

(b) Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding or deduction obligations or any other Tax-Related Items, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares, or (c) delivering to the Company already-owned Shares. The Fair Market Value of the Shares to be withheld or delivered will be determined based on such methodology that the Company deems to be reasonable and in accordance with Applicable Laws.

(c) Compliance With Section 409A of the Code. Restricted Stock Unit Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A of the Code (or an exemption therefrom) and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that a Restricted Stock Unit Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code the Restricted Stock Unit Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code (or an exemption therefrom), such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. In no event will the Company be responsible for or reimburse a Participant for any taxes or other penalties incurred as a result of the application of Section 409A of the Code.

11. No Effect on Employment or Service. Neither the Plan nor any Restricted Stock Unit Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or any Affiliate, nor will they interfere in any way with the Participant’s right or the Company’s or any Affiliate’s right to terminate such relationship at any time, with or without Cause, to the extent permitted by Applicable Laws.

12. Date of Grant. The date of grant of a Restricted Stock Unit Award will be, for all purposes, the Closing Date.

13. Corporate Records Control. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., vesting schedule or number of Shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

14. Clawback/Recovery. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and/or benefits with respect to a Restricted Stock Unit Award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of a Restricted Stock Unit Award. Notwithstanding any provisions to the contrary under this Plan, a Restricted Stock Unit Award granted under the Plan shall be subject to the Company’s clawback policy as may be established and/or amended from time to time. The Administrator may require a Participant to forfeit or return to and/or reimburse the Company for all or a portion of the Restricted Stock Unit Award and/or Shares issued under the Restricted Stock Unit Award, any amounts paid under the Restricted Stock Unit Award, and any payments or proceeds paid or provided upon disposition of the Shares issued under the Restricted Stock Unit Award, pursuant to the terms of such Company policy or as necessary or appropriate to comply with Applicable Laws.

15. Term of Plan. Subject to Section 19 of the Plan, the Plan will become effective as of the Effective Date. The Plan will continue in effect until all the Restricted Stock Unit Awards granted hereunder are no longer outstanding.

16. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Administrator may at any time amend, alter, suspend or terminate the Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Restricted Stock Unit Awards granted under the Plan prior to the date of such termination.

17.    Conditions Upon Issuance of Shares. Shares will not be issued pursuant to the vesting of a Restricted Stock Unit Award unless the vesting of such Restricted Stock Unit Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

18. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

19. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

20. Governing Law. The Plan and all Restricted Stock Unit Awards hereunder shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

o O o

Exhibit A

1. Garipalli Time-Based Award: Vivek Garipalli will receive a Restricted Stock Unit Award representing three percent (3%) of the number of shares of common stock outstanding (on an fully-diluted and as-converted basis and inclusive of the shares reserved hereunder this Plan and under the Company’s other plans) of the Company as of the Closing Date under the Plan (the “Garipalli Time-Based Award”) effective as of the Closing Date. The Garipalli Time-Based Award shall become vested as to twenty percent (20%) of the Restricted Stock Units subject to the Garipalli Time-Based Award on each of the first five (5) anniversaries of the Closing Date, subject to continued service to the Company as the Chief Executive Officer, Co- Chief Executive Officer or Executive Chairman of the Company through each vesting date. Except as set forth in Mr. Garipalli’s employment agreement with the Company, if Mr. Garipalli is terminated for any reason prior to any applicable vesting date, any then unvested Restricted Stock Units will be forfeited for no consideration. The Restricted Stock Units shall settle as set forth in the Award Agreement.

2. Garipalli Performance-Based Award. Mr. Garipalli shall receive a Restricted Stock Unit Award representing one percent (1%) of the number of shares of common stock outstanding (on an fully-diluted and as-converted basis and inclusive of the shares reserved hereunder this Plan and under the Company’s other plans) of the Company as of the Closing Date under the Plan (the, “Garipalli Performance-Based Award”) effective as of the Closing Date, which will vest and become settled by satisfying two conditions, as set forth below:

•

Service requirement – the service requirement will be satisfied at a rate of twenty percent (20%) of the Restricted Stock Units subject to the Garipalli Performance-Based Award on each of the first five anniversaries of the Closing Date, subject to continued service to the Company through each service-based vesting date. Except as set forth in Mr. Garipalli’s employment agreement with the Company, if Mr. Garipalli is terminated for any reason prior to any applicable vesting date, any then unvested Restricted Stock Units will be forfeited for no consideration. The Restricted Stock Units shall settle as set forth in the Award Agreement.

•

Performance requirement – the performance requirement will be satisfied by achievement of a volume-weighted average stock price of the Company above a threshold of $30, for a period of ninety (90) consecutive calendar days; provided that the performance metrics will not be measured nor may be satisfied prior to the one year anniversary of the Closing Date.

3. Toy Performance-Based Award. Andrew Toy shall receive a Restricted Stock Unit Award representing two percent (2%) of the number of shares of common stock outstanding (on an fully-diluted and as-converted basis and inclusive of the shares reserved hereunder this Plan and under the Company’s other plans ) of the Company as of the Closing Date under the Plan (the, “Toy Performance-Based Award”) effective as of the Closing Date, which will vest and become settled by satisfying two conditions, as set forth below:

•

Service requirement – the service requirement will be satisfied at a rate of twenty percent (20%) of the Restricted Stock Units subject to the Toy Performance-Based Award on each of the first five anniversaries of the Closing Date, subject to continued service to the Company through each service-based vesting date as a Service Provider. Except as set forth in Mr. Toy’s employment agreement with the Company, if Mr. Toy is terminated for any reason prior to any applicable vesting date, any then unvested Restricted Stock Units will be forfeited for no consideration. The Restricted Stock Units shall settle as set forth in the Award Agreement.

•

Performance requirement – the performance requirement will be satisfied by achievement of a volume-weighted average stock price of the Company above a threshold broken out into two equal tranches of one percent (1%) of the number of shares of common stock outstanding (on an fully-diluted and as-converted basis and inclusive of the shares reserved hereunder this Plan and under the Company’s other plans) of the Company as of the Closing Date, as set forth in the below table, for a period of ninety (90) consecutive calendar days; provided that the performance metrics will not be measured nor may be satisfied prior to the one year anniversary of the Closing Date.

Tranche	Percentage of the Common Stock Outstanding at Closing Date	Stock Price Hurdle
1	1%	$25
2	1%	$30

4.    General Terms. Each of the Garipalli Performance-Based Award and the Toy Performance-Based Award (collectively, the “Performance-Based Awards”) will include the following general terms:

•

The performance requirement must be satisfied within five (5) years of the Closing Date (the “Performance Deadline”). Any portion of a Performance-Based Award that is unvested as of the Performance Deadline will be forfeited for no consideration.

•

Upon a Change in Control, if the per share value in the Change in Control is above the Stock Price Hurdle set forth in the above table or, if the Stock Price Hurdle was satisfied at any time prior to a Change in Control, then that Tranche will vest in connection with the Change in Control. Any portion of a Performance-Based Award that is unvested as of the consummation of such Change in Control will be forfeited for no consideration.

Annex H

CLOVER HEALTH INVESTMENTS, CORP.

2020 EMPLOYEE STOCK PURCHASE PLAN

1. General; Purpose.

(a) Purpose. The Plan provides a means by which Eligible Employees and/or Eligible Service Providers of either the Company or a Designated Company may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees and/or Eligible Service Providers. The Company, by means of the Plan, seeks to retain and assist its Related Corporations or Affiliates in retaining the services of such Eligible Employees and Eligible Service Providers, to secure and retain the services of new Eligible Employees and Eligible Service Providers and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations and Affiliates.

(b) Qualified and Non-Qualified Offerings Permitted. The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit Plan participation in a uniform and non-discriminating basis. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan, except in each case with respect to a Non-423 Component), and the Company will designate which Designated Company is participating in each separate Offering and if any Eligible Service Providers will be eligible to participate in a separate Offering. Eligible Employees will be able to participate in the 423 Component or Non-423 Component of the Plan. Eligible Service Providers will only be able to participate in the Non-423 Component of the Plan.

2. Administration.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations or as Designated Non-423 Corporations, which Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To designate from time to time which persons will be eligible to participate in the Non-423 Component of the Plan as Eligible Service Providers and which Eligible Service Providers will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iv) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(v) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(vi) To suspend or terminate the Plan at any time as provided in Section 12.

(vii) To amend the Plan at any time as provided in Section 12.

(viii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company, its Related Corporations, and Affiliates and to carry out the intent that the 423 Component be treated as an Employee Stock Purchase Plan.

(ix) To adopt such rules, procedures and sub-plans relating to the operation and administration of the Plan as are necessary or appropriate under Applicable Laws to permit or facilitate participation in the Plan by Employees or Eligible Service Providers who are foreign nationals or employed or providing services or located or otherwise subject to the laws of a jurisdiction outside the United States. Without limiting the generality of, but consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans, which, for purposes of the Non-423 Component, may be beyond the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate in the Plan, handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to Applicable Laws.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board and Applicable Laws. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. Shares of Common Stock Subject to the Plan.

(a) Number of Shares Available; Automatic Increases. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [●]1 shares of Common Stock, plus the number of shares of Common Stock that are automatically added on the first day of each Fiscal Year beginning with the 2022 Fiscal Year and ending on (and including) the first day of the 2030 Fiscal Year, in an amount equal to the lesser of (i) one percent (1%) of

[1]

The number of shares will be equal to 0.5% of the total number of shares of capital stock of the combined company outstanding as of the closing date on a fully-diluted and as-converted basis (which total number of shares count shall be inclusive of the shares reserved hereunder and under the Company’s other plans).

the total number of shares of Common Stock outstanding on the last day of the calendar month prior to the date of such automatic increase, and (ii) such number of shares of Common Stock as determined by the Board; provided that the maximum number of shares of Common Stock reserved under the Plan shall not exceed [●]2. Notwithstanding the foregoing, the Board may act prior to the first day of any fiscal year to provide that there will be no increase in the share reserve for such fiscal year or that the increase in the share reserve for such fiscal year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(b) Share Recycling. If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) Source of Shares. The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. Grant of Purchase Rights; Offering.

(a) Offerings. The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees and/or Eligible Service Providers under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the Offering Document or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) More than One Purchase Right. If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) Restart Provision Permitted. The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Offering Period and Purchase Period.

5. Eligibility.

(a) General. Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or, solely with respect to the Non-423 Component, Employees of an Affiliate or Eligible Service Providers.

[2]

The number of shares will be equal to 10% of the total number of shares of capital stock of the combined company outstanding as of the closing date on a fully-diluted and as-converted basis (which total number of shares count shall be inclusive of the shares reserved hereunder and under the Company’s other plans).

(b) Grant of Purchase Rights in Ongoing Offering. The Board may provide that Employees will not be eligible to be granted Purchase Rights under the Plan if, on the Offering Date, the Employee (i) has not completed at least two (2) years of service since the Employee’s last hire date (or such lesser period of time as may be determined by the Board in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Board in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Board in its discretion), (iv) is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, or (v) has not satisfied such other criteria as the Board may determine consistent with Section 423 of the Code. Unless otherwise determined by the Board for any Offering Period, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee customarily works more than twenty (20) hours per week and more than five (5) months per calendar year.

(c) 5% Stockholders Excluded. No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five (5) percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) $25,000 Limit. As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds U.S. $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Service Requirement. An Eligible Service Provider will not be eligible to be granted Purchase Rights unless the Eligible Service Provider is providing bonafide services to the Company or a Designated Company on the applicable Offering Date.

(f) Non-423 Component Offerings. Notwithstanding anything set forth herein except for Section 5(d) above, the Board may establish additional eligibility requirements, or fewer eligibility requirements, for Employees and/or Eligible Service Providers with respect to Offerings made under the Non-423 Component even if such requirements are not consistent with Section 423 of the Code.

6. Purchase Rights; Purchase Price.

(a) Grant and Maximum Contribution Rate. On each Offering Date, each Eligible Employee or Eligible Service Provider, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock (rounded down to the nearest whole share) purchasable either with a percentage or with a maximum dollar amount, as designated by the Board; provided however, that in the case of Eligible Employees, such percentage or maximum dollar amount will in either case not exceed 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering, unless otherwise provided for in an Offering.

(b) Purchase Dates. The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) Other Purchase Limitations. In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any

Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable on exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) Purchase Price. The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. Participation; Withdrawal; Termination.

(a) Enrollment. An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified by the Company, an enrollment form provided by the Company or any third party designated by the Company (each, a “Company Designee”). The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Laws require that Contributions be deposited with a Company Designee or otherwise be segregated.

(b) Contributions. If permitted in the Offering, a Participant may begin Contributions with the first payroll or payment date occurring on or after the Offering Date (or, in the case of a payroll date or payment date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll or payment will be included in the new Offering) or on such other date as set forth in the Offering. If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Laws or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through a payment by cash, check, or wire transfer prior to a Purchase Date, in a manner directed by the Company or a Company Designee.

(c) Withdrawals. During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. On such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions without interest and such Participant’s Purchase Right in that Offering will then terminate. A Participant’s withdrawal from that Offering will have no effect on his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(d) Termination of Eligibility. Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Eligible Employee or Eligible Service Provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. The Company shall have the exclusive discretion to determine when Participant is no longer actively providing services and the date of the termination of employment or service for purposes of the Plan. As soon as practicable, the Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(e) Leave of Absence. For purposes of this Section 7, an Employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Designated Company in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than three (3) months or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.

(f) Employment Transfers. Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. In the event that a Participant’s Purchase Right is terminated under the Plan, the Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(g) No Transfers of Purchase Rights. During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(h) No Interest. Unless otherwise specified in the Offering or required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8. Exercise of Purchase Rights.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock (rounded down to the nearest whole share), up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date in an Offering, then such remaining amount will roll over to the next Offering.

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued on such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all Applicable Laws. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than three (3) months from the original Purchase Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed as soon as practicable to the Participants without interest.

9. Covenants of the Company. The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights or to issue and sell Common Stock on exercise of such Purchase Rights.

10. Designation of Beneficiary.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock or Contributions from the Participant’s account under the Plan if the Participant dies before such shares or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation or change must be on a form approved by the Company or as approved by the Company for use by a Company Designee.

(b) If a Participant dies, in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and Contributions, without interest, to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. Capitalization Adjustments; Dissolution or Liquidation; Corporate Transactions.

(a) Capitalization Adjustment. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding, and conclusive.

(b) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, the Board will shorten any Offering then in progress by setting a New Purchase Date prior to the consummation of such proposed dissolution or liquidation. The Board will notify each Participant in writing, prior to the New Purchase Date that the Purchase Date for the Participant’s Purchase Rights has been changed to the New Purchase Date and that such Purchase Rights will be automatically exercised on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7.

(c) Corporate Transaction. In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) prior to the Corporate Transaction under the outstanding Purchase Rights (with such actual date to be determined by the Board in its sole discretion), and the Purchase Rights will terminate immediately after such purchase. The Board will notify each Participant in writing, prior to the New Purchase Date that the Purchase Date for the Participant’s Purchase Rights has been changed to the New Purchase Date and that such Purchase Rights will be automatically exercised on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7.

(d) Spin-Off. In the event of a spin-off or similar transaction involving the Company, the Board may take actions deemed necessary or appropriate in connection with an ongoing Offering and subject to compliance with Applicable Laws (including the assumption of Purchase Rights under an ongoing Offering by the spun-off company, or shortening an Offering and scheduling a new Purchase Date prior to the closing of such transaction). In the absence of any such action by the Board, a Participant in an ongoing Offering whose employer ceases to qualify as a Related Corporation as of the closing of a spin-off or similar transaction will be treated in the same manner as if the Participant had terminated employment (as provided in Section 7(d)).

12. Amendment, Termination or Suspension of the Plan.

(a) Plan Amendment. The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Laws, including any amendment that either (i) increases the number of shares of Common Stock available for issuance under the Plan, (ii) expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by Applicable Laws.

(b) Suspension or Termination. The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) No Impairment of Rights. Any benefits, privileges, entitlements, and obligations under any outstanding Purchase Rights granted before an amendment, suspension, or termination of the Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right or the 423 Component complies with the requirements of Section 423 of the Code.

(d) Corrections and Administrative Procedures. Notwithstanding anything in the Plan to the contrary, the Board will be entitled to: (i) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (ii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iii) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (iv) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. Tax Matters.

(a) Section 409A of the Code. Purchase Rights granted under the 423 Component are intended to be exempt from the application of Section 409A of the Code under U.S. Treasury Regulation Section 1.409A-1(b)(5)(ii). Purchase Rights granted under the Non-423 Component to U.S. taxpayers are intended to be exempt from the application of

Section 409A of the Code under the short-term deferral exception and any ambiguities will be construed and interpreted in accordance with such intent. Subject to Section 13(b) below, Purchase Rights granted to U.S. taxpayers under the Non-423 Component will be subject to such terms and conditions that will permit such Purchase Rights to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares subject to a Purchase Right be delivered within the short-term deferral period. Subject to Section 13(b) below, in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Board determines that a Purchase Right or the exercise, payment, settlement, or deferral thereof is subject to Section 409A of the Code, the Purchase Right will be granted, exercised, paid, settled, or deferred in a manner that will comply with Section 409A of the Code, including U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the Purchase Right that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Board with respect thereto.

(b) No Guarantee of Tax Treatment. Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States, or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 13(a) above. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

14. Tax Withholding. The Participant will make adequate provision to satisfy the Tax-Related Items withholding obligations, if any, of the Company and/or the applicable Designated Company which arise with respect to Participant’s participation in the Plan or upon the disposition of the shares of the Common Stock. The Company and/or the Designated Company may, but will not be obligated to, withhold from the Participant’s compensation or any other payments due the Participant the amount necessary to meet such withholding obligations, withholding a sufficient whole number of shares of Common Stock issued following exercise having an aggregate value sufficient to pay the Tax-Related Items or withhold from the proceeds of the sale of shares of Common Stock, either through a voluntary sale or a mandatory sale arranged by the Company or any other method of withholding that the Company and/or the Designated Company deems appropriate. The Company and/or the Designated Company will have the right to take such other action as may be necessary in the opinion of the Company or a Designated Company to satisfy withholding and/or reporting obligations for such Tax-Related Items. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

15. Effective Date of Plan. The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or, if required under Section 12(a) above, amended) by the Board.

16. Miscellaneous Provisions.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired on exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment or service contract. Nothing in the Plan or in the Offering will in any way alter the at-will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue his or her employment or service relationship with the Company, a Related Corporation, or an Affiliate, or on the part of the Company, a Related Corporation, or an Affiliate to continue the employment or service of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules. For purposes of litigating any dispute that may arise directly or indirectly from the Plan or any Offering, the parties hereby submit and consent to the exclusive jurisdiction of the State of Delaware and agree that any such litigation shall be conducted only in the courts of Delaware or the federal courts of the United States located in Delaware and no other courts.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Laws, such provision will be construed in such a manner as to comply with Applicable Laws.

17. Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b) “Affiliate” means any entity, other than a Related Corporation, in which the Company has an equity or other ownership interest or that is directly or indirectly controlled by, controls, or is under common control with the Company, in all cases, as determined by the Board, whether now or hereafter existing.

(c) “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Purchase Rights are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Related Corporation or Affiliate, as such laws, rules, and regulations shall be in effect from time to time.

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h) “Common Stock” means the Class A common stock of the Company.

(i) “Company” means Clover Health Investments, Corp., a Delaware corporation.

(j) “Contributions” means the payroll deductions or other payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already contributed the maximum permitted amount of payroll deductions and other payments during the Offering.

(k) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a transfer of all or substantially all of the Company’s assets;

(ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person; or

(iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 50% of the Company’s then outstanding capital stock.

(l) “Designated 423 Corporation” means any Related Corporation selected by the Board as participating in the 423 Component.

(m) “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component will not be a Related Corporation participating in the Non-423 Component.

(n) “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(o) “Director” means a member of the Board.

(p) “Effective Date” means [●], 2020.

(q) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan. For purposes of the Plan, the employment relationship will be treated as continuing intact while the Employee is on sick leave or other leave of absence approved by the Company or a Related Corporation or Affiliate that directly employs the Employee. Where the period of leave exceeds three (3) months and the Employee’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave.

(r) “Eligible Service Provider” means a natural person other than an Employee or Director who (i) is designated by the Committee to be an “Eligible Service Provider,” (ii) provides bonafide services to the Company or a Related Corporation, (iii) is not a U.S. taxpayer and (iv) meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such person also meets the requirements for eligibility to participate set forth in the Plan.

(s) “Employee” means any person, including an Officer or Director, who is treated as an employee in the records of the Company or a Related Corporation or Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination, as reported in such source as the Board deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean of the closing bid and asked prices for the Common Stock on the date of determination, as reported in such source as the Board deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Board in compliance with Applicable Laws and in a manner that complies with Sections 409A of the Code.

(w) “Fiscal Year” means the fiscal year of the Company.

(x) “New Purchase Date” means a new Purchase Date set by shortening any Offering then in progress.

(y) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees and Eligible Service Providers.

(z) “Offering” means the grant to Eligible Employees or Eligible Service Providers of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(aa) “Offering Date” means a date selected by the Board for an Offering to commence.

(bb) “Offering Period” means a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Board pursuant to the Plan.

(cc) “Officer” means a person who is an officer of the Company or a Related Corporation or Affiliate within the meaning of Section 16 of the Exchange Act.

(dd) “Participant” means an Eligible Employee or Eligible Service Provider who holds an outstanding Purchase Right.

(ee) “Plan” means this Clover Investments Corp. 2020 Employee Stock Purchase Plan, including both the 423 Component and the Non-423 Component, as amended from time to time.

(ff) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(gg) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(hh) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(ii) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(jj) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(kk) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising in relation to a Participant’s participation in the Plan and legally applicable to a Participant.

(ll) “Trading Day” means any day on which the exchange or market on which shares of Common Stock are listed is open for trading.

o O o

Annex I

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

(ADOPTED BY SPECIAL RESOLUTION DATED 21 APRIL 2020

AND EFFECTIVE ON 21 APRIL 2020)

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

(ADOPTED BY SPECIAL RESOLUTION DATED 21 APRIL 2020

AND EFFECTIVE ON 21 APRIL 2020)

1	The name of the Company is Social Capital Hedosophia Holdings Corp. III

2

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5

The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2020 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

(ADOPTED BY SPECIAL RESOLUTION DATED 21 APRIL 2020

AND EFFECTIVE ON 21 APRIL 2020)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”	means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the Company’s securities are listed on the New York Stock Exchange, must occur with one or more operating businesses or assets with a fair market value equal to at least 80 per cent of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount) at the time of signing the agreement to enter into such Business Combination; and (b) must not be effectuated solely with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web-address or domain name, if any.

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any U.S. national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Equity-linked Securities”	means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“IPO”	means the Company’s initial public offering of securities.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”	means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Representative”	means a representative of the Underwriters.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means SCH Sponsor III LLC, a Cayman Islands limited liability company, and its successors or assigns.

“Statute”	means the Companies Law (2020 Revision) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Account”	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine.

Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5

Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)

Class B Shares held by the Founders shall be surrendered by the Founders for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the number of Class B Shares will equal 20 per cent of the Company’s issued Shares after the IPO; and

(c)	Public Shares shall be repurchased by the Company in the circumstances set out in the Business Combination Article hereof.

8.2

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1

Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Share Conversion

17.1

The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2

Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof, and (b) automatically on the day of the closing of a Business Combination.

17.3

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued in connection with a Business Combination, all

Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20 per cent of the sum of all Class A Shares outstanding after such conversion (after giving effect to any redemptions of Class A Shares pursuant to the Business Combination Article), including the total number of Class A Shares issued or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the Business Combination, excluding any Class A Shares or Equity-linked Securities exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, Officers or Directors upon conversion of working capital loans.

17.4

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7

References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18	Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, Article 29.4, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles (subject to Article 29.4);

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3

The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

20.4

Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to shareholders in connection with the previous year’s annual meeting or, if the Company did not hold an annual meeting the previous year, or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21	Notice of General Meetings

21.1

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Proceedings at General Meetings

22.1

No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9

If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10

When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11	A resolution put to the vote of the meeting shall be decided on a poll.

22.12	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23	Votes of Members

23.1

Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6

Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies

24.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members

25.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2

If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors

There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

28	Powers of Directors

28.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29	Appointment and Removal of Directors

29.1

Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4

Prior to the closing of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31	Proceedings of Directors

31.1

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

31.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3

A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5

A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9

A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33	Directors’ Interests

33.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5

A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors’ Powers

35.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the

Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3

The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law).

35.4

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6

The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3

A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

42.3

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2	Where a notice is sent by:

(a)

courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)

post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)

cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)

e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1

Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49	Business Combination

49.1

Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2	Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchases.

49.3

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4

At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 following the redemptions described below, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5

Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent or more of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he votes on such proposed Business Combination, and if he does vote, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable) earned on the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”). The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions(the “Redemption Limitation”).

49.6

A Member may not withdraw a Redemption Notice following the deadline for such Redemption Notice unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7

In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to US$100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then Public Shares in issue, which redemption will completely extinguish the rights of the holders of Public Shares as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case, to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of Applicable Law.

49.8	In the event that any amendment is made to the Articles:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO; or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

the Company shall provide the holders of Public Shares with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9

A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10

After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with Public Shares on a Business Combination.

49.11	The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)	any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)	any Director or Officer and any Affiliate of such Director or Officer.

49.12

A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.13	As long as the Company’s securities are listed on the New York Stock Exchange, the Company must complete the Business Combination with one or more operating businesses or assets with a fair market value equal to at least 80 per cent of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount) at the time of signing the agreement to enter into the Business Combination. A Business Combination must not be effectuated solely with another blank cheque company or a similar company with nominal operations

49.14

The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that such a Business Combination is fair to the Company from a financial point of view.

50	Business Opportunities

50.1

To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2

Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex J

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

CLOVER HEALTH INVESTMENTS, CORP.

ARTICLE I

The name of this corporation is Clover Health Investments, Corp. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

ARTICLE IV

Section 1. Total Authorized

1.1 The total number of shares of all classes of stock that the Corporation has authority to issue is [●] shares, consisting of three (3) classes: [●] shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), [●] shares of Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”) and [●] shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).

1.2 The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of the Class A Common Stock or Class B Common Stock voting separately as a class shall be required therefor.

Section 2. Preferred Stock

2.1 The Corporation’s Board of Directors (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one (1) or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (the “Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

2.2 Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

Section 3. Rights of Class A Common Stock and Class B Common Stock

3.1 Except as otherwise provided in this Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects and as to all matters.

3.2 Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation (the “Bylaws”) and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by law, holders of shares of Class A Common Stock and Class B Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one (1) or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder.

3.3 Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class A Common Stock and the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class B Common Stock, each voting separately as a class.

3.4 Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one (1) such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class A Common Stock and the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class B Common Stock, each voting separately as a class.

3.5 Subject to any preferential or other rights of any holders of Preferred Stock then outstanding, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class A Common Stock and the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class B Common Stock, each voting separately as a class.

3.6 In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the merger or consolidation of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one (1) such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A Common Stock and Class B Common Stock is that any securities distributed to the holder of a share Class B Common Stock have ten (10) times the voting power of any securities distributed to the holder of a share of Class A Common Stock, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class A Common Stock and the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Class B Common Stock, each voting separately as a class.

ARTICLE V

Section 1. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any of such holder’s shares of such Class B Common Stock into shares of Class A Common Stock, such holder shall deliver an instruction, duly signed and authenticated in accordance with any procedures set forth in the Bylaws or any policies of the Corporation then in effect, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office of such holder’s election to convert the same and shall state therein the name or names in which the shares of Class A Common Stock issuable on conversion thereof are to be registered on the books of the Corporation. The Corporation shall, as soon as practicable thereafter, register on the Corporation’s books ownership of the number of shares of Class A Common Stock to which such record holder of Class B Common Stock, or to which the nominee or nominees of such record holder, shall be entitled as aforesaid. Such conversion shall be deemed to have occurred immediately prior to the close of business on the date such notice of the election to convert is received by the Corporation, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date.

Section 2. Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Class A Common Stock immediately prior to the close of business on the earliest of (i) ten (10) years from the Effectiveness Date (as defined below); and (ii) the Separation Date (as defined below) of the last to Separate (as defined below) of the Founders (as defined below); and (iii) the date that is one (1) year after the death or Permanent Disability (as defined below) of the last to die or become Disabled (as defined below) of the Founders; and (iv)the date specified by the affirmative vote of the holders of Class B Common Stock representing not less than two-thirds (2/3) of the voting power of the outstanding shares of Class B Common Stock, voting separately as a single class (each of the events referred to in (i), (ii) and (iii) are referred to herein as an “Automatic Conversion”). The Corporation shall provide notice of the Automatic Conversion of shares of Class B Common Stock pursuant to this Section 2 of Article V to record holders of such shares of Class B Common Stock as soon as practicable following the Automatic Conversion. Such notice shall be provided by any means then permitted by the General Corporation Law; provided, however, that no failure to give such notice nor any defect therein shall affect the validity of the Automatic Conversion. Upon and after the Automatic Conversion, the person registered on the Corporation’s books as the record holder of the shares of Class B Common Stock so converted immediately prior to the Automatic Conversion shall be registered on the Corporation’s books as the record holder of the shares of Class A Common Stock issued upon Automatic Conversion of such shares of Class B Common Stock, without further action on the part of the record holder thereof. Immediately upon the effectiveness of the Automatic Conversion, the rights of the holders of shares of Class B Common Stock as such shall cease, and the holders shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock into which such shares of Class B Common Stock were converted.

Section 3. Each share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, be converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined below), other than a Permitted Transfer (as defined below), of such share of Class B Common Stock.

Section 4. The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or this Certificate of Incorporation or the Bylaws, relating to the administration of the conversion of shares of the Class B Common Stock into shares of Class A Common Stock as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer that is not a Permitted Transfer has occurred, the Corporation may request that the purported transferor furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a Transfer that is not a Permitted Transfer has occurred, and if such transferor does not within ten (10) days after the date of such request furnish sufficient (as determined in good faith by the Board) evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such Transfer has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and such conversion shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders and the classes of shares held by each such stockholder and the number of shares of each class held by such stockholder.

Section 5. Definitions.

5.1 “Affiliate” means a Parent, a Subsidiary or any corporation or other entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Corporation.

5.2 “Convertible Security” shall mean any evidences of indebtedness, shares or other securities (other than shares of Class B Common Stock) convertible into or exchangeable for Class A Common Stock or Class B Common Stock, either directly or indirectly.

5.3 “Director” means a member of the Board of Directors of the Corporation.

5.4 “Effectiveness Date” shall mean the date of the filing of this Certificate of Incorporation.

5.5 “Employee” means any person, including Officers and Directors, employed by the Corporation or any Affiliate of the Corporation. Neither service as a Director nor payment of a director’s fee by the Corporation will be sufficient to constitute “employment” by the Corporation.

5.6 “Founder” shall mean either Vivek Garipalli or Andrew Toy.

5.7 “Immediate Family Member” shall mean with respect to a Qualified Stockholder: such Qualified Stockholder’s mother, father, sister, brother or child.

5.8 “Independent Contractor” means any person, including an advisor, consultant or agent, engaged by the Corporation or an Affiliate to render services to such entity or who renders, or has rendered, services to the Corporation, or any Affiliate and is compensated for such services.

5.9 “Officers” means a person who is an officer of the Corporation within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder.

5.10 “Option” shall mean rights, options, restricted stock units or warrants to subscribe for, purchase or otherwise acquire Class A Common Stock, Class B Common Stock or any Convertible Security.

5.11 “Parent” of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

5.12 “Permitted IRA” shall mean an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code (the “Code”), or a pension, profit sharing, stock bonus or other type of plan or trust of which a Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code; provided, that, in each case such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust.

5.13 “Permanent Disability” or “Disabled” shall mean a permanent and total disability such that the applicable Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which would reasonably be expected to result in death within twelve (12) months or which has lasted or would reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner.

5.14 “Permitted Entity” shall mean with respect to a Qualified Stockholder: (i) any general partnership, limited partnership, limited liability company, corporation, trust or other entity under the sole dispositive control and exclusive Voting Control of, or controlling, or under common control with (a) such Qualified Stockholder and/or (b) any other Permitted Entity of such Qualified Stockholder or (ii) solely with respect to a Qualified Stockholder that is a venture capital, private equity or similar private investment fund, any general partner, managing member, officer or director of such Qualified Stockholder or an affiliated investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management or advisory company with, such Qualified Stockholder; or (iii) any other corporation, partnership, limited liability company or trust approved by the Board.

5.15 “Permitted Foundation” shall mean with respect to a Qualified Stockholder: (i) a trust or private non-operating organization that is tax-exempt under Section 501(c)(3) of the Code so long as such Qualified

Stockholder has dispositive power and Voting Control with respect to the shares of Class B Common Stock held by such trust or organization and the Transfer to such trust does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust or organization) to such Qualified Stockholder.

5.16 “Permitted Transfer” shall mean, and be restricted to, any Transfer of a share of Class B Common Stock: (i) by a Qualified Stockholder to (A) any Permitted Trust of such Qualified Stockholder, (B) any Permitted IRA of such Qualified Stockholder, (C) any Permitted Entity of such Qualified Stockholder, and (D) any Permitted Foundation of such Qualified Stockholder, and (E) any Immediate Family Member of such Qualified Stockholder for estate planning purposes; or (ii) by a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation of a Qualified Stockholder to (A) such Qualified Stockholder, or (B) any other Permitted Entity of such Qualified Stockholder.

5.17 “Permitted Transferee” shall mean a transferee of shares of Class B Common Stock received in a Permitted Transfer.

5.18 “Permitted Trust” shall mean with respect to a Qualified Stockholder: (i) a trust for the benefit of such Qualified Stockholder and for the benefit of no other person to such Qualified Stockholder; (ii) a trust for the benefit of such Qualified Stockholder and/or persons other than such Qualified Stockholder so long as such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust to such Qualified Stockholder; or (iii) a trust under the terms of which such Qualified Stockholder has retained a “qualified interest” within the meaning of §2702(b)(1) of the Code or a reversionary interest so long as such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust.

5.19 “Qualified Stockholder” shall mean: (i) the record holder of a share of Class B Common Stock as of the Effectiveness Date; (ii) the initial registered holder of any shares of Class B Common Stock that are originally issued by the Corporation after the Effectiveness Date pursuant to the exercise or conversion of any Option or Convertible Security that, in each case, was outstanding as of the Effectiveness Date; (iii) each natural person who, prior to the Effectiveness Date, Transferred shares of capital stock of the Corporation to a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation that is or becomes a Qualified Stockholder; (iv) each natural person who Transferred shares of, or equity awards for, Class B Common Stock (including any Option exercisable or Convertible Security exchangeable for or convertible into shares of Class B Common Stock) to a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation that is or becomes a Qualified Stockholder, and (v) a Permitted Transferee.

5.20 “Separation Date” or “Separate” shall mean, with respect to a Founder, the date that the Founder is no longer an Employee, Director or Independent Contractor of the Corporation; provided, however, that Separation Date or Separate shall not include the death or Permanent Disability of the applicable Founder.

5.21 “Subsidiary” means any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

“Transfer” of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided, however, that the following shall not be considered a “Transfer” within the meaning of this Section 5 of Article V:

(i) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(ii) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (B) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

(iii) entering into a voting trust, agreement or arrangement (with or without granting a proxy) pursuant to a written agreement to which the Corporation is a party;

(iv) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer;

(v) the fact that, as of the Effectiveness Date or at any time after the Effectiveness Date, the spouse of any holder of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a Transfer of such shares of Class B Common Stock (including a Transfer by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or any other court order); or

(vi) in connection with a merger or consolidation of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a merger or consolidation, that has been approved by the Board, the entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) that has also been approved by the Board.

A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by an entity that is a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation, as of the date that such entity is no longer a Permitted Trust, Permitted IRA, Permitted Entity or Permitted Foundation.

5.22 “Voting Control” shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

Section 6. In the event any shares of Class B Common Stock are converted into shares of Class A Common Stock pursuant to this Article V, the shares of Class B Common Stock so converted shall be retired and shall not be reissued by the Corporation.

Section 7. Notwithstanding anything to the contrary in Sections 1, 2 or 3 of this Article V, if the date on which any share of Class B Common Stock is converted into Class A Common Stock pursuant to the provisions of Sections 1, 2 or 3 of this Article V occurs after the record date for the determination of the holders of Class B Common Stock entitled to receive any dividend or distribution to be paid on the shares of Class B Common

Stock, the holder of such shares of Class B Common Stock as of such record date will be entitled to receive such dividend or distribution on such payment date; provided, that, notwithstanding any other provision of this Certificate of Incorporation, to the extent that any such dividend or distribution is payable in shares of Class B Common Stock, such dividend or distribution shall be deemed to have been declared, and shall be payable in, shares of Class A Common Stock and no shares of Class B Common Stock shall be issued in payment thereof.

Section 8. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of effecting conversions of shares of Class B Common Stock into Class A Common Stock, such number of duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock. If at any time the number of authorized and unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Corporation shall promptly take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, obtaining the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. All shares of Class A Common Stock which are so issuable shall, when issued, be duly and validly issued, fully paid and non-assessable shares. The Corporation shall take all such action as may be necessary to ensure that all such shares of Class A Common Stock may be so issued without violation of any applicable law or regulation.

ARTICLE VI

Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board (as defined below) shall be fixed from time to time exclusively by resolution adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

Section 3. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three (3) classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the Effectiveness Date, the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effectiveness Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effectiveness Date. At each annual meeting of stockholders following the Effectiveness Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. In the event of any increase or decrease in the authorized number of directors (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three (3) classes of directors so as to ensure that no one class has more than one (1) director more than any other class.

Section 4. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Subject to the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. In the event of any increase or decrease in the authorized number of directors, (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the classes of directors so as to ensure that no one class has more than one (1) director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

Section 5. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 6. Election of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VII

Section 1. To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

Section 2. Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE VIII

The Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Preferred Stock issued pursuant to any Certificate of Designation), the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws.

ARTICLE IX

Section 1. Subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 2. Special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation or any stockholder to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the General Corporation Law, this Certificate or the Bylaws of the Corporation (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws of the Corporation (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article X shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

ARTICLE XI

If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Certificate of Incorporation (including without limitation, all portions of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

ARTICLE XII

Section 1. The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), and subject to Sections 1 and 2.1 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal or adopt any provision inconsistent with Sections 1.2 and 2 of Article IV, or Article V, Article VI, Article VI, Article VIII, Article IX, Article X, Article XI, or Section 1 of this Article XII (the “Specified Provisions”); provided, further, that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

Section 2. Notwithstanding any other provision of this Certificate of Incorporation (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Certificate of Incorporation (including any Certificate of Designation), the affirmative vote of the holders of Class A Common Stock representing at least seventy-five percent (75%) of the voting power of the then-outstanding shares of Class A Common Stock, voting separately as a single class, and the affirmative vote of the holders of Class B Common Stock representing at least seventy-five percent (75%) of the voting power of the then-outstanding shares of Class B Common Stock, voting separately as single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, Section 3 of Article IV or this Section 2 of Article XII.

I , THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this                day of                , 2020.

[Name],
Sole Incorporator

Annex K

CLOVER HEALTH INVESTMENTS, CORP.

(a Delaware corporation)

AMENDED AND RESTATED BYLAWS

As Adopted [●], 2020 and

As Effective [●], 2020

K- i -

(continued)

K- ii -

CLOVER HEALTH INVESTMENTS, CORP.

(a Delaware corporation)

AMENDED AND RESTATED BYLAWS

As Adopted [●], 2020 and

As Effective [●], 2020

ARTICLE I

STOCKHOLDERS

1.1 Annual Meetings.

An annual meeting of stockholders shall be held for the election of directors at such date and time as the Board of Directors (the “Board”) of Clover Health Investments, Corp. (the “Corporation”) shall each year fix. The meeting may be held either at a place, within or without the State of Delaware as permitted by the Delaware General Corporation Law (the “DGCL”), or by means of remote communication as the Board in its sole discretion may determine. Any proper business may be transacted at the annual meeting.

1.2 Special Meetings.

Special meetings of stockholders for any purpose or purposes shall be called in the manner set forth in the Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”). The special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board in its sole discretion may determine. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

1.3 Notice of Meetings.

Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law (including, without limitation, as set forth in Section 7.1.1 of these Bylaws) stating the date, time and place, if any, of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting. In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation, notice of any meeting of stockholders shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

1.4 Adjournments.

The chairperson of the meeting shall have the power to adjourn the meeting to another time, date and place (if any). Any meeting of stockholders, annual or special, may be adjourned from time to time, and notice need not be given of any such adjourned meeting if the time, date and place (if any) thereof and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. To the fullest extent permitted by law, the Board may postpone, reschedule or cancel any previously scheduled special or annual meeting of stockholders before it is to be held, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 1.3 hereof or otherwise, in which case notice shall be provided to the stockholders of the new date, time and place, if any, of the meeting as provided in Section 1.3 above.

1.5 Quorum.

Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter. If a quorum shall fail to attend any meeting, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, the holders of a majority of the voting power of the shares entitled to vote who are present in person or represented by proxy at the meeting may adjourn the meeting. Shares of the Corporation’s stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation’s stock held by it in a fiduciary capacity and to count such shares for purposes of determining a quorum. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.6 Organization.

Meetings of stockholders shall be presided over by (a) such person as the Board may designate, or (b) in such person’s absence, the Chairperson of the Board, or (c) in such person’s absence, the Lead Independent Director, or, (d) in such person’s absence, the Chief Executive Officer of the Corporation, or (e) in such person’s absence, the President of the Corporation, or (f) in the absence of such person, by a Vice President. Such person shall be the chairperson of the meeting and, subject to Section 1.10 of these Bylaws, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to such person to be in order. The Secretary of the Corporation shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

1.7 Voting; Proxies.

Each stockholder of record entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Except as may be required in the Certificate of Incorporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, rule or regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter (or if there are two (2) or more classes or series of stock entitled to vote as separate classes, then in the case of each class or series, the holders of a majority of the voting power of the shares of stock of that class or series present in person or represented by proxy at the meeting voting for or against such matter).

1.8 Fixing Date for Determination of Stockholders of Record.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which shall not be more than sixty (60) days prior to such action. If no such record date is fixed by the Board, then the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

1.9 List of Stockholders Entitled to Vote.

The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (a) on a reasonably accessible electronic network as permitted by applicable law (provided that the information required to gain access to the list is provided with the notice of the meeting), or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a location where stockholders may attend in person, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting. If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting. Except as otherwise provided by law, the list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.10 Inspectors of Elections.

1.10.1 Applicability. Unless otherwise required by the Certificate of Incorporation or by the DGCL, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (a) listed on a national securities exchange; (b) authorized for quotation on an interdealer quotation system of a registered national securities association; or (c) held of record by more than two thousand (2,000) stockholders. In all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Board.

1.10.2 Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one (1) or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one (1) or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one (1) or more inspectors to act at the meeting.

1.10.3 Inspector’s Oath. Each inspector of election, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability.

1.10.4 Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each share, (b) determine the shares represented at a meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

1.10.5 Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the chairperson of the meeting at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware, upon application by a stockholder, shall determine otherwise.

1.10.6 Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies pursuant to Section 211(a)(2)b.(i) of the DGCL, or in accordance with Sections 211(e) or 212(c)(2) of the DGCL, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.10 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors’ belief that such information is accurate and reliable.

1.11 Notice of Stockholder Business; Nominations.

1.11.1 Annual Meeting of Stockholders.

(a) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the Corporation’s notice of such meeting (or any supplement thereto), (ii) by or at the direction of the Board or any committee thereof or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.11 (the “Record Stockholder”), who is entitled to vote at such meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. For the avoidance of doubt, the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations or propose business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders, and such stockholder must fully comply with the notice and other procedures set forth in this Section 1.11 to make such nominations or propose business before an annual meeting.

(b) For nominations or other business to be properly brought before an annual meeting by a Record Stockholder pursuant to Section 1.11.1(a) of these Bylaws:

(i) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11;

(ii) such other business (other than the nomination of persons for election to the Board) must otherwise be a proper matter for stockholder action;

(iii) if the Proposing Person (as defined below) has provided the Corporation with a Solicitation Notice (as defined below), such Proposing Person must, in the case of a proposal other than the nomination of persons for election to the Board, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation’s voting shares reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such Record Stockholder, and must, in either case, have included in such materials the Solicitation Notice; and

(iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 1.11, the Proposing Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 1.11.

To be timely, a Record Stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (except in the case of the Corporation’s first annual meeting following its initial public offering, for which such notice shall be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.11.2 of these Bylaws); provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before, or more than sixty (60) days after, such anniversary date, notice by the Record Stockholder to be timely must be so delivered (A) no earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and (B) no later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which Public Announcement (as defined below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or postponement of an annual meeting for which notice has been given commence a new time period (or extend any time period) for providing the Record Stockholder’s notice. Such Record Stockholder’s notice shall set forth:

(x) as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director:

(i) the name, age, business address and residence address of such person;

(ii) the principal occupation or employment of such nominee;

(iii) the class, series and number of any shares of stock of the Corporation that are beneficially owned or owned of record by such person or any Associated Person (as defined in Section 1.11.3(c));

(iv) the date or dates such shares were acquired and the investment intent of such acquisition;

(v) all other information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or would be otherwise required, in each case pursuant to and in accordance with Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (including such person’s written consent to being named in the proxy statement as a nominee, to the public disclosure of information regarding or related to such person provided to the Corporation by such person or otherwise pursuant to this Section 1.11 and to serving as a director if elected); and

(vi) whether such person meets the independence requirements of the stock exchange upon which the Corporation’s Class A Common Stock is primarily traded.

(y) as to any other business that the Record Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the text of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Proposing Person, including any anticipated benefit to any Proposing Person therefrom; and

(z) as to the Proposing Person giving the notice:

(i) the current name and address of such Proposing Person, including, if applicable, their name and address as they appear on the Corporation’s stock ledger, if different;

(ii) the class or series and number of shares of stock of the Corporation that are directly or indirectly owned of record or beneficially owned by such Proposing Person, including any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future;

(iii) whether and the extent to which any derivative interest in the Corporation’s equity securities (including without limitation any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise, and any cash-settled equity swap, total return swap, synthetic equity position or similar derivative arrangement, as well as any rights to dividends on the shares of any class or series of shares of the Corporation that are separated or separable from the underlying shares of the Corporation) or any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any increase or decrease in the value of the subject security, including through performance-related fees) is held directly or indirectly by or for the benefit of such Proposing Person, including without limitation whether and the extent to which any ongoing hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including without limitation any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such Proposing Person with respect to any share of stock of the Corporation;

(iv) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand;

(v) any direct or indirect material interest in any material contract or agreement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(vi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) (or any successor provision) under the Exchange Act and the rules and regulations thereunder (the disclosures to be made pursuant to the foregoing clauses (iv) through (vi) are referred to as “Disclosable Interests”). For purposes hereof “Disclosable Interests” shall not include any information with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(vii) such Proposing Person’s written consent to the public disclosure of information provided to the Corporation pursuant to this Section 1.11;

(viii) a complete written description of any agreement, arrangement or understanding (whether oral or in writing) (including any knowledge that another person or entity is Acting in Concert (as defined in Section 1.11.3(c)) with such Proposing Person) between or among such Proposing Person, any of its respective affiliates or associates and any other person Acting in Concert with any of the foregoing persons;

(ix) as to each person whom such Proposing Person proposes to nominate for election or re-election as a director, any agreement, arrangement or understanding of such person with any other person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director known to such Proposing Person after reasonable inquiry;

(x) a representation that the Record Stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(xi) a representation whether such Proposing Person intends (or is part of a group that intends) to deliver a proxy statement or form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation’s voting shares to elect such nominee or nominees (an affirmative statement of such intent being a “Solicitation Notice”); and

(xii) any proxy, contract, arrangement, or relationship pursuant to which the Proposing Person has a right to vote, directly or indirectly, any shares of any security of the Corporation.

A stockholder providing written notice required by this Section 1.11 will update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the close of business on the fifth (5th) business day prior to the meeting and, in the event of any adjournment or postponement thereof, the close of business on the fifth (5th) business day prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than five (5) business days after the record date for the meeting, and in the case of an update and supplement pursuant to clause (ii) of the foregoing sentence, such update and supplement will be received by the Secretary of the Corporation at the principal executive office of the Corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(c) Notwithstanding anything in the second sentence of Section 1.11.1(b) of these Bylaws to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no Public

Announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least ninety (90) days prior to the first anniversary of the preceding year’s annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least ninety (90) days prior to such annual meeting), a stockholder’s notice required by this Section 1.11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation no later than the close of business on the tenth (10th) day following the day on which such Public Announcement is first made by the Corporation.

(d) Notwithstanding anything in Section 1.11 or any other provision of the Bylaws to the contrary, any person who has been determined by a majority of the Whole Board to have violated Section 2.11 of these Bylaws or a Board Confidentiality Policy (as defined below) while serving as a director of the Corporation in the preceding five (5) years shall be ineligible to be nominated or serve as a member of the Board, absent a prior waiver for such nomination or service approved by two-thirds of the Whole Board.

1.11.2 Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of such meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of such meeting (a) by or at the direction of the Board or any committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice and other procedures set forth in this Section 1.11 in all applicable respects. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one (1) or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.11.1(b) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation (i) no earlier than the one hundred twentieth (120th) day prior to such special meeting and (ii) no later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

1.11.3 General.

(a) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.11 shall be eligible to be elected at a meeting of stockholders and serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.11. Except as otherwise provided by law or these Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.11 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a Qualified Representative of the stockholder (as defined below)) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(b) Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.11 shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange

Act or (b) the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(c) For purposes of this Section 1.11 the following definitions shall apply:

(A) a person shall be deemed to be “Acting in Concert” with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or toward a common goal relating to the management, governance or control of the Corporation in substantial parallel with, such other person where (1) each person is conscious of the other person’s conduct or intent and this awareness is an element in their decision-making processes and (2) at least one additional factor suggests that such persons intend to act in concert or in substantial parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions or making or soliciting invitations to act in concert or in substantial parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) (or any successor provision) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person;

(B) “Associated Person” shall mean with respect to any subject stockholder or other person (including any proposed nominee) (1) any person directly or indirectly controlling, controlled by or under common control with such stockholder or other person, (2) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or other person, (3) any associate (as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)), of such stockholder or other person, and (4) any person directly or indirectly controlling, controlled by or under common control or Acting in Concert with any such Associated Person;

(C) “Proposing Person” shall mean (1) the stockholder providing the notice of business proposed to be brought before an annual meeting or nomination of persons for election to the Board at a stockholder meeting, (2) the beneficial owner or beneficial owners, if different, on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made, and (3) any Associated Person on whose behalf the notice of business proposed to be brought before the annual meeting or nomination of persons for election to the Board at a stockholder meeting is made;

(D) “Public Announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; and

(E) to be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as a proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction thereof, at the annual meeting; provided, however, that if the stockholder is (1) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership shall be deemed a Qualified Representative, (2) a corporation or a limited liability company, any officer or person who functions as the substantial equivalent of an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company shall be deemed a Qualified

Representative or (z) a trust, any trustee of such trust shall be deemed a Qualified Representative. The Secretary of the Corporation, or any other person who shall be appointed to serve as the secretary of the meeting, may require, on behalf of the Corporation, reasonable and appropriate documentation to verify the status of a person purporting to be a “Qualified Representative” for purposes hereof.

ARTICLE II

BOARD OF DIRECTORS

2.1 Number; Qualifications.

The total number of directors constituting the Board (the “Whole Board”) shall be fixed from time to time in the manner set forth in the Certificate of Incorporation. No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director. Directors need not be stockholders of the Corporation.

2.2 Election; Resignation; Removal; Vacancies.

Election of directors need not be by written ballot. Unless otherwise provided by the Certificate of Incorporation and subject to the special rights of holders of any series of Preferred Stock to elect directors, the Board shall be divided into three (3) classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the Whole Board. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer, or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at a later time or upon the happening of an event. Subject to the special rights of holders of any series of Preferred Stock to elect directors, directors may be removed only as provided by the Certificate of Incorporation and applicable law. All vacancies occurring in the Board and any newly created directorships resulting from any increase in the authorized number of directors shall be filled in the manner set forth in the Certificate of Incorporation.

2.3 Regular Meetings.

Regular meetings of the Board may be held at such places, within or without the State of Delaware, and at such times as the Board may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board.

2.4 Special Meetings.

Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, or president, or by resolution adopted by a majority of the Whole Board and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally, in writing or by electronic transmission (including electronic mail), by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile, electronic mail or other means of electronic transmission. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

2.5 Remote Meetings Permitted.

Members of the Board, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or other remote communications by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or other remote communications shall constitute presence in person at such meeting.

2.6 Quorum; Vote Required for Action.

At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time without further notice thereof. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

2.7 Organization.

Meetings of the Board shall be presided over by (a) the Chairperson of the Board, or (b) in such person’s absence, the Lead Independent Director, or (c) in such person’s absence, by the Chief Executive Officer, or (d) in such person’s absence, by a chairperson chosen by the Board at the meeting. The Secretary shall act as the secretary of the meeting, but in such person’s absence the chairperson of the meeting may appoint any person to act as the secretary of the meeting.

2.8 Unanimous Action by Directors in Lieu of a Meeting.

Any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.9 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

2.10 Compensation of Directors.

Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.

2.11 Confidentiality.

Each director shall maintain the confidentiality of, and shall not share with any third party person or entity (including third parties that originally sponsored, nominated or designated such director (the “Sponsoring Party”)), any non-public information learned in their capacities as directors, including communications among Board members in their capacities as directors. The Board may adopt a board confidentiality policy further implementing and interpreting this bylaw (a “Board Confidentiality Policy”). All directors are required to comply with this bylaw and any such Board Confidentiality Policy unless such director or the Sponsoring Party for such director has entered into a specific written agreement with the Corporation, in either case as approved by the Board, providing otherwise with respect to such confidential information.

ARTICLE III

COMMITTEES

3.1 Committees.

The Board may designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving, adopting or recommending to the stockholders any action or matter (other than the election or removal of members of the Board) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation.

3.2 Committee Rules.

Each committee shall keep records of its proceedings and make such reports as the Board may from time to time request. Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these Bylaws. Except as otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution of the Board designating the committee, any committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and may delegate to any such subcommittee any or all of the powers and authority of the committee.

ARTICLE IV

OFFICERS; CHAIRPERSON; LEAD INDEPENDENT DIRECTOR

4.1 Generally.

The officers of the Corporation shall consist of a Chief Executive Officer (who may be the Chairperson of the Board or the President), a President, a Secretary and a Treasurer and may consist of such other officers, including, without limitation, a Chief Financial Officer and one (1) or more Vice Presidents, as may from time to time be appointed by the Board. All officers shall be elected by the Board; provided, however, that the Board may empower the Chief Executive Officer of the Corporation to appoint any officer other than the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer. Except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal. Any number of offices may be held by the same person. Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board and the Board may, in its discretion, leave unfilled, for such period as it may determine, any offices. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified or until such officer’s earlier resignation, death, disqualification or removal.

4.2 Chief Executive Officer.

Subject to the control of the Board and such supervisory powers, if any, as may be given by the Board, the powers and duties of the Chief Executive Officer of the Corporation are:

(a) to act as the general manager and, subject to the control of the Board, to have general supervision, direction and control of the business and affairs of the Corporation;

(b) subject to Article I, Section 1.6 of these Bylaws, to preside at all meetings of the stockholders;

(c) subject to Article I, Section 1.2 of these Bylaws, to call special meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as the Chief Executive Officer shall deem proper;

(d) to affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; and

(e) to sign certificates for shares of stock of the Corporation (if any); and, subject to the direction of the Board, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

The person holding the office of President shall be the Chief Executive Officer of the Corporation unless the Board shall designate another officer to be the Chief Executive Officer.

4.3 Chairperson of the Board.

Subject to the provisions of Section 2.7 of these Bylaws, the Chairperson of the Board shall have the power to preside at all meetings of the Board and shall have such other powers and duties as provided in these Bylaws and as the Board may from time to time prescribe.

4.4 Lead Independent Director.

The Board may, in its discretion, elect a lead independent director from among its members that are Independent Directors (as defined below) (such director, the “Lead Independent Director”). The Lead Independent Director shall preside at all meetings at which the Chairperson of the Board is not present and shall exercise such other powers and duties as may from time to time be assigned to such person by the Board or as prescribed by these Bylaws. For purposes of these Bylaws, “Independent Director” has the meaning ascribed to such term under the rules of the exchange upon which the Corporation’s Class  A Common Stock is primarily traded.

4.5 President.

The person holding the office of Chief Executive Officer shall be the President of the Corporation unless the Board shall have designated one (1) individual as the President and a different individual as the Chief Executive Officer of the Corporation. Subject to the provisions of these Bylaws and to the direction of the Board, and subject to the supervisory powers of the Chief Executive Officer (if the Chief Executive Officer is an officer other than the President), and subject to such supervisory powers and authority as may be given by the Board to the Chairperson of the Board, and/or to any other officer, the President shall have the responsibility for the general management and control of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer, if the Chief Executive Officer is an officer other than the President) and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board.

4.6 Chief Financial Officer.

The person holding the office of Chief Financial Officer shall be the Treasurer of the Corporation unless the Board shall have designated another officer as the Treasurer of the Corporation. Subject to the direction of the Board and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of Chief Financial Officer, or as the Board may from time to time prescribe.

4.7 Treasurer.

The person holding the office of Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.8 Vice President.

Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President or that are delegated to such Vice President by the Board or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer or President in the event of the Chief Executive Officer’s or President’s absence or disability.

4.9 Secretary.

The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board or the Chief Executive Officer may from time to time prescribe.

4.10 Delegation of Authority.

The Board may from time to time delegate the powers or duties of any officer of the Corporation to any other officers or agents of the Corporation, notwithstanding any provision hereof.

4.11 Removal.

Any officer of the Corporation shall serve at the pleasure of the Board and may be removed at any time, with or without cause, by the Board; provided, that if the Board has empowered the Chief Executive Officer to appoint any officer of the Corporation, then such officer may also be removed by the Chief Executive Officer. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

ARTICLE V

STOCK

5.1 Certificates; Uncertificated Shares.

The shares of capital stock of the Corporation shall be uncertificated shares; provided, however, that the resolution of the Board that the shares of capital stock of the Corporation shall be uncertificated shares shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). Notwithstanding the foregoing, the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation, by the Chairperson or Vice-Chairperson of the Board, the Chief Executive Officer or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates or Uncertificated Shares.

The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

5.3 Lock-up Holders.

5.3.1 Lock-Up Holders. Subject to Section 5.3.2, the holders (the “Lock-up Holders”) of Class B Common Stock of the Corporation issued (a) as consideration pursuant to the merger (the “Transaction”) of Asclepius Merger Sub Inc., a Delaware corporation (“Merger Sub”), with and into Clover Health Investments, Corp., a Delaware corporation (the “Target”), pursuant to the Agreement and Plan of Merger, dated as of October 5, 2020 (the “Merger Agreement”), by and among Social Capital Hedosophia Holdings Corp. III, Merger Sub and the Target or (b) to directors, officers, employees and former employees of the Corporation upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Transaction in respect of awards of Clover Health Investments, Corp. outstanding immediately prior to the closing of the Transaction (such shares referred to in Section 5.3.1(b), the “Equity Award Shares”), may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).

5.3.2    Permitted Transferees. Notwithstanding the provisions set forth in Section 5.3.1, the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Corporation’s officers or directors, (ii) any affiliates or family members of the Corporation’s officers or directors, (iii) any direct or indirect partners, members or equity holders of such Lock-up Holder or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, or (iv) the other Lock-up Holders or any direct or indirect partners, members or equity holders of the other Lock-up Holders, any affiliates of the other Lock-up Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) to the partners, members or equity holders of such Lock-up Holder by virtue of the Lock-up Holder’s organizational documents, as amended, upon dissolution of the Lock-up Party; (f) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (g) to the Corporation; or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of Class A Common Stock and Class B Common Stock for cash, securities or other property subsequent to the closing date of the Transaction.

5.3.3 Authority. Notwithstanding the other provisions set forth in this Section 5.3, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein; provided, that, any such waiver, amendment or repeal of any Lock-up obligations set forth herein shall require, in addition to any other vote of the members of the Board required to take such action pursuant to these Bylaws or applicable law, the affirmative vote of the majority of the independent directors, including at least one of the directors of the Corporation that has been designated pursuant to Section 7.6(a)(ii) of the Merger Agreement, or if no such person is then serving as a director of the Corporation, one of their respective successors.

5.3.4 Definitions. For purposes of this Section 5.3:

(a) the term “Lock-up Period” means the period beginning on the closing date of the Transaction and ending on the earlier of (i) the date that is 180 days after the closing date of the Transaction and (ii)(A) for 33.33% of the Lock-up Shares held by each Lock-Up Holder and their respective Permitted Transferees (determined as if, with respect to any Equity Award Shares that are net settled, such Equity Award Shares were instead cash settled), the date on which the last reported sale price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on the later of (x) the 31st day after the closing date of the Transaction and (y) the effectiveness of the Registration Statement (as defined in the Amended and Restated Registration Rights Agreement dated [●] by and among the Corporation and the parties thereto (the “RRA”)), and (B) for an additional 50% of the Lock-up Shares held by each Lock-Up Holder and their respective Permitted Transferees (determined as if, with respect to any Equity Award Shares that are net settled, such Equity Award Shares were instead cash settled), the date on which the last reported sale price of the common stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing on the later of (x) the 31st day after the closing date of the Transaction and (y) the effectiveness of the Registration Statement (as defined in the RRA); provided, that, for the avoidance of doubt, the Lock-up Period for any Lock-up Shares for which the Lock-up Period has not ended on the date that is 180 days after the closing date of the Transaction shall end on such 180th day after the closing date of the Transaction;

(b) the term “Lock-up Shares” means the shares of Class B Common Stock held by the Lock-up Holders immediately following the closing of the Transaction and the Equity Award Shares, including, in each case the shares of Class A Common Stock issued or issuable upon conversion of such Class B Common Stock; provided, that, for clarity, shares of Class A Common Stock issued in connection with the Domestication (as defined in the Merger Agreement) or the PIPE Investment (as defined in the Merger Agreement) shall not constitute Lock-up Shares;

(c) the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of Class A Common Stock or Class B Common Stock prior to the expiration of the Lock-up Period pursuant to Section 5.3.2; and

(d) the term “Transfer” means the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

5.4 Other Regulations.

Subject to applicable law, the Certificate of Incorporation and these Bylaws, the issue, transfer, conversion and registration of shares represented by certificates and of uncertificated shares shall be governed by such other regulations as the Board may establish.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification of Officers and Directors.

Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, legislative or any other type whatsoever (a “Proceeding”), by reason of the fact that such person (or a person of whom such person is the legal representative), is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (for purposes of this Article VI, an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, provided such Indemnitee acted in good faith and in a manner that the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. Such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such Indemnitees’ heirs, executors and administrators. Notwithstanding the foregoing, subject to Section 6.5 of these Bylaws, the Corporation shall indemnify any such Indemnitee seeking indemnity in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board or such indemnification is authorized by an agreement approved by the Board.

6.2 Advance of Expenses.

Except as otherwise provided in a written indemnification contract between the Corporation and an Indemnitee, the Corporation shall pay all expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that if the DGCL then so requires, the advancement of such expenses shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay such amounts if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VI or otherwise.

6.3 Non-Exclusivity of Rights.

The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

6.4 Indemnification Contracts.

The Board is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification or advancement rights to such person. Such rights may be greater than those provided in this Article  VI.

6.5 Right of Indemnitee to Bring Suit.

The following shall apply to the extent not in conflict with any indemnification contract provided for in Section 6.4 of these Bylaws.

6.5.1 Right to Bring Suit. If a claim under Section 6.1 or 6.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid, to the fullest extent permitted by law, the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct which makes it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the Indemnitee for the amount claimed.

6.5.2 Effect of Determination. Neither the absence of a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in applicable law, nor an actual determination that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit.

6.5.3 Burden of Proof. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI, or otherwise, shall be on the Corporation.

6.6 Nature of Rights.

The rights conferred upon Indemnitees in this Article VI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, repeal or modification of any provision of this Article VI that adversely affects any right of an Indemnitee or an Indemnitee’s successors shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this

Article VI with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, repeal or modification.

6.7 Insurance.

The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE VII

NOTICES

7.1 Notice.

7.1.1 Form and Delivery. Except as otherwise specifically required in these Bylaws (including, without limitation, Section 7.1.2 of these Bylaws) or by applicable law, all notices required to be given pursuant to these Bylaws shall be in writing and may (a) in every instance in connection with any delivery to a member of the Board, be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by overnight express courier, facsimile, electronic mail or other form of electronic transmission and (b) be effectively delivered to a stockholder when given by hand delivery, by depositing such notice in the mail, postage prepaid or, if specifically consented to by the stockholder as described in Section 7.1.2 of these Bylaws, by sending such notice by facsimile, electronic mail or other form of electronic transmission. Any such notice shall be addressed to the person to whom notice is to be given at such person’s address as it appears on the records of the Corporation. The notice shall be deemed given: (a) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person; (b) in the case of delivery by mail, upon deposit in the mail; (c) in the case of delivery by overnight express courier, when dispatched; and (d) in the case of delivery via facsimile, electronic mail or other form of electronic transmission, at the time provided in Section 7.1.2 of these Bylaws.

7.1.2 Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation, or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given in accordance with Section 232 of the DGCL. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any such consent shall be deemed revoked if (a) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given pursuant to this Section 7.1.2 shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by any other form of electronic transmission, when directed to the stockholder.

7.1.3 Affidavit of Giving Notice. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given in writing or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver of notice, signed by the person entitled to notice, or waiver by electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any waiver of notice.

ARTICLE VIII

INTERESTED DIRECTORS

8.1 Interested Directors.

No contract or transaction between the Corporation and one (1) or more of its members of the Board or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one (1) or more of its directors or officers are members of the board of directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because such director’s or officer’s votes are counted for such purpose, if: (a) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof, or the stockholders.

8.2 Quorum.

Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IX

MISCELLANEOUS

9.1 Fiscal Year.

The fiscal year of the Corporation shall be determined by resolution of the Board.

9.2 Seal.

The Board may provide for a corporate seal, which may have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board.

9.3 Form of Records.

Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on or by means of, or be in the form of any other information storage device or method, electronic or otherwise, provided, that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL.

9.4 Reliance Upon Books and Records.

A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books and records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

9.5 Certificate of Incorporation Governs.

In the event of any conflict between the provisions of the Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

9.6 Severability.

If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

9.7 Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE X

AMENDMENT

Notwithstanding any other provision of these Bylaws, any alteration, amendment or repeal of these Bylaws, and any adoption of new Bylaws, shall require the approval of the Board or the stockholders of the Corporation as expressly provided in the Certificate of Incorporation.

CERTIFICATION OF BYLAWS

OF

CLOVER HEALTH INVESTMENTS, CORP.

(a Delaware corporation)

I, Gia Lee, certify that I am Secretary of Clover Health Investments, Corp., a Delaware corporation (the “Corporation”), that I am duly authorized to make and deliver this certification and that the attached Bylaws are a true and complete copy of the Bylaws of the Corporation in effect as of the date of this certificate.

Dated: [●], 2020
Gia Lee
General Counsel and Corporate Secretary

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. SCH’s amended and restated memorandum and articles of association provided for indemnification of SCH’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

SCH has entered into agreements with SCH’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in SCH’s amended and restated memorandum and articles of association. SCH has purchased a policy of directors’ and officers’ liability insurance that insures SCH’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against SCH’s obligations to indemnify SCH’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, SCH has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statements Schedules.

(a) Exhibits.

Exhibit Number	Description

2.1+	Agreement and Plan of Merger, dated as of October 5, 2020, by and among the Registrant, Asclepius Merger Sub Inc. and Clover Health Investments, Corp. (included as Annex A to the proxy statement/prospectus).

2.2	Plan of Domestication dated as of November 18, 2020.

3.1**	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Annex I to the proxy statement/prospectus).

3.2	Form of Certificate of Incorporation of Clover Health Investments, Corp. to become effective upon the Business Combination (included as Annex J to the proxy statement/prospectus).

3.3	Form of By-Laws of Clover Health Investments, Corp. to become effective upon the Business Combination (included as Annex K to the proxy statement/prospectus).

4.1(2)	Specimen Unit Certificate of Social Capital Hedosophia Holdings Corp. III.

4.2(3)	Specimen Class A Ordinary Share Certificate of Social Capital Hedosophia Holdings Corp. III.

4.3(4)	Specimen Warrant Certificate of Social Capital Hedosophia Holdings Corp. III.

4.4(1)	Warrant Agreement, dated as of April 21, 2020, between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent.

Exhibit Number	Description

4.5	Specimen Class A Common Stock Certificate of Clover Health Investments, Corp.

4.6	Specimen Class B Common Stock Certificate of Clover Health Investments, Corp.

4.7	Form of Certificate of Corporate Domestication of Social Capital Hedosophia Holdings Corp. III, to be filed with the Secretary of the State of Delaware.

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

8.1	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1**	Sponsor Support Agreement, dated as of October 5, 2020, by and among SCH Sponsor III LLC, the Registrant, each director of the Registrant and Clover Health Investments, Corp. (included as Annex C to the proxy statement/prospectus).

10.2**	Clover Holders Support Agreement, dated as of October 5, 2020, by and among the Registrant, Clover Health Investments, Corp. and the persons set forth on Schedule I thereto (included as Annex B to the proxy statement/prospectus).

10.3**	Form of Subscription Agreement, by and between the Registrant and the undersigned subscriber party thereto (included as Annex D to the proxy statement/prospectus).

10.4**	Form of Amended and Restated Registration Rights Agreement, by and among Clover Health Investments, Corp., SCH Sponsor III LLC, certain former stockholders of Clover Health Investments, Corp., Dr. James Ryans, Jacqueline D. Reses and the other parties thereto (included as Annex E to the proxy statement/prospectus).

10.5(1)	Letter Agreement, dated as of April 21, 2020, by and among the Registrant, SCH Sponsor III LLC and the Registrant’s officers and directors.

10.6(1)	Investment Management Trust Agreement, dated as of April 21, 2020, by and between the Registrant and Continental Stock Transfer & Trust Company, as trustee.

10.7(1)	Administrative Services Agreement, dated as of April 21, 2020, by and between the Registrant and Social Capital Holdings, Inc.

10.8(1)	Sponsor Warrants Purchase Agreement, dated as of April 21, 2020, by and between the Registrant and SCH Sponsor III LLC.

10.9(1)	Indemnity Agreement, dated as of April 21, 2020, by and between the Registrant and Chamath Palihapitiya.

10.10(1)	Indemnity Agreement, dated as of April 21, 2020, by and between the Registrant and Ian Osborne.

10.11(1)	Indemnity Agreement, dated as of April 21, 2020, by and between the Registrant and Dr. James Ryans.

10.12(1)	Indemnity Agreement, dated as of April 21, 2020, by and between the Registrant and Jacqueline D. Reses.

10.13(1)	Indemnity Agreement, dated as of April 21, 2020, by and between the Registrant and Steven Trieu.

10.14(1)	Indemnity Agreement, dated as of April 21, 2020, by and between the Registrant and Simon Williams.

10.15**	Clover Health Investments, Corp. Amended and Restated 2014 Equity Incentive Plan, and forms of agreement thereunder.

10.16**	Form of Clover Health Investments, Corp. 2020 Equity Incentive Plan (included as Annex F to the proxy statement/prospectus), and forms of agreement thereunder.

Exhibit Number	Description

10.17**	Form of Clover Health Investments, Corp. 2020 Employee Stock Purchase Plan (included as Annex H to the proxy statement/prospectus).

10.18**	Form of Clover Health Investments, Corp. Management Incentive Plan (included as Annex G to the proxy statement/prospectus).

21.1**	List of Subsidiaries of the Registrant.

23.1	Consent of Marcum LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page to the initial filing of the Registration Statement).

99.1*	Form of Proxy Card for Registrant’s Extraordinary General Meeting.

99.2**	Consent of Vivek Garipalli to be named as a director.

99.3**	Consent of Andrew Toy to be named as a director.

99.4**	Consent of Benjamin Peretz to be named as a director.

99.5**	Consent of Chelsea Clinton to be named as a director.

99.6**	Consent of Nathaniel S. Turner to be named as a director.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	To be filed by amendment.
**	Previously filed.
+

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 24, 2020
(2)	Incorporated by reference to Exhibit 4.1 filed with the Amendment No. 3 to Form S-1 filed by the Registrant on April 20, 2020.
(3)	Incorporated by reference to Exhibit 4.2 filed with the Amendment No. 3 to Form S-1 filed by the Registrant on April 20, 2020.
(4)	Incorporated by reference to Exhibit 4.3 filed with the Amendment No. 3 to Form S-1 filed by the Registrant on April 20, 2020.

Item 22.    Undertakings.

1.     The undersigned Registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Mateo County, California, on the 19th day of November, 2020.

SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. III

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Chamath Palihapitiya Chamath Palihapitiya	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	November 19, 2020

/s/ Steven Trieu Steven Trieu	Chief Financial Officer (Principal Financial and Accounting Officer)	November 19, 2020

* Ian Osborne	President and Director	November 19, 2020

* Jacqueline D. Reses	Director	November 19, 2020

* Dr. James Ryans	Director	November 19, 2020

* By:	/s/ Steven Trieu
Steven Trieu
Attorney-in-fact